                                                     Registration No. 333-
-------------------------------------------------------------------------------

                   -----------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                       ----------------------------------

                                    FORM N-4

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933               [X]

        Pre-Effective Amendment No.                                   [ ]
                                   ----

        Post-Effective Amendment No.                                  [ ]
                                     ----

                                 AND/OR

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940       [ ]

        Amendment No.                                                 [ ]
                     ----

                        (Check appropriate box or boxes)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                           (Exact Name of Registrant)

                        --------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                              (Name of Depositor)
             1290 Avenue of the Americas, New York, New York 10104
              (Address of Depositor's Principal Executive Offices)

       Depositor's Telephone Number, including Area Code: (212) 554-1234

                                 MARY JOAN HOENE
                          Vice President and Counsel

           The Equitable Life Assurance Society of the United States
             1290 Avenue of the Americas, New York, New York 10104
                  (Names and Addresses of Agents for Service)

                   -----------------------------------------
           Please send copies of all communications to: (201)392-5279

         PETER E. PANARITES                     John R. Towers
  Freedman, Levy, Kroll & Simonds           Senior Vice President
   1050 Connecticut Avenue, N.W.,             and General Counsel
             Suite 825               State Street Bank and Trust Company
       Washington, D.C. 20036                225 Franklin Street
                                               Boston, MA 02110
                   -----------------------------------------

                     CALCULATION OF REGISTRATION FEE UNDER
                           THE SECURITIES ACT OF 1933

 ----------------------------------------------------------------------------------------------------------------------------------
 Title of Securities Being    Amount Being Registered         Proposed Maximum         Proposed Maximum      Amount of Registration
         Registered                                       Offering Price per Unit*    Aggregate Offering              Fee(2)
                                                                                            Price*
 ----------------------------------------------------------------------------------------------------------------------------------
     Units of Interest              $75,000,000                                          $75,000,000                 $20,850
    Under Group Annuity
          Contract
                                                                    (1)
------------------------------------------------------------------------------------------------------------------------------------

*Estimated soley for purpose of determining the registration fee.
(1) The Contract does not provide for a predetermined amount or number of units


(2) Of the $75,000,000 of units of interest under group annuity contracts registered under Registration Statement No. 333-51031 $44,280,025, for which a filing fee of $13,063 was previously paid, are being carried forward.


Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

 American Dental Association
 Members Retirement Program


 PROSPECTUS DATED MAY 1, 1999

--------------------------------------------------------------------------------
 Please read this prospectus and keep it for future reference. It contains important information you should know before participating or taking any other action under the Program.


 ABOUT THE ADA PROGRAM


 The Program provides members of the American Dental Association and their eligible employees several plans for the accumulation of retirement savings on a tax-deferred basis. Eleven investment options - eight investment funds and three guaranteed options are available under the plans. THIS PROSPECTUS DESCRIBES THREE OF THE AVAILABLE INVESTMENT FUNDS: THE EQUITY INDEX FUND, THE LIFECYCLE FUND-CONSERVATIVE AND THE LIFECYCLE FUND-MODERATE. THIS PROSPECTUS ALSO DESCRIBES THE LIFECYCLE FUND GROUP TRUSTS IN WHICH THE TWO LIFECYCLE FUNDS INVEST. The investment funds, below, are offered BY THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES.



--------------------------------------------------------------------------------
 Investment Funds
--------------------------------------------------------------------------------
 o Growth Equity Fund         o Real Estate Fund
 o Aggressive Equity Fund     o Equity Income Fund*
 o ADA Foreign Fund           o Lifecycle Fund - Moderate
 o Equity Index Fund          o Lifecycle Fund -
                                Conservative
--------------------------------------------------------------------------------
 *Available on or about July 1, 1999.


 The Aggressive Equity Fund, ADA Foreign Fund, Equity Index Fund and Equity Income Fund respectively invest in shares of the following mutual funds: MFS Emerging Growth Fund, Templeton Foreign Fund, State Street Global Advisors
 (SSgA) S&P 500 Index Fund and Equity Income Fund ("Underlying Mutual Funds").


 The Lifecycle Funds - Conservative and Moderate ("Lifecycle Funds") each invest in units of a corresponding group trust ("Lifecycle Fund Group Trusts") maintained by State Street Bank and Trust Company ("State Street"). The Lifecycle Fund Group Trusts in turn invest in units of collective investment funds of State Street. We refer to these as the "Underlying State Street Funds." The Underlying State Street Funds are the S&P 500 Flagship Fund, Russell 2000 Fund, Daily EAFE Non-Lending Fund, Daily Government/Corporate Bond Fund, and Short Term Investment Fund, which we also describe in this prospectus. Each Underlying State Street Fund may invest cash on a temporary basis in other mutual funds managed by State Street.

 OTHER AVAILABLE INVESTMENT FUNDS AND INVESTMENT OPTIONS, EXCEPT THE EQUITY INDEX FUND AND THE LIFECYCLE FUNDS, ARE DESCRIBED, IN DETAIL, IN A SEPARATE PROSPECTUS FOR THOSE INVESTMENT FUNDS. You may obtain a copy of that prospectus, or of any Underlying Mutual Fund prospectus, by writing or calling us toll-free. See "How To Reach Us" on the back cover.


 GUARANTEED OPTIONS. The guaranteed options we offer include a 3-year Guaranteed Rate Account and 5-year Guaranteed Rate Account, and the Money Market Guarantee Account.

 We have filed registration statements relating to this offering with the Securities and Exchange Commission. A statement of additional information ("SAI"), dated May 1, 1999, which is part of the registration statements, is available free of charge upon request by writing to us or calling us toll-free. The SAI has been incorporated by reference into this prospectus. The table of contents for the SAI and a request form to obtain the SAI appear at the end of this prospectus. You may also obtain a copy of this prospectus and the SAI through the SEC web site at www.sec.gov.



 The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense. The securities are not insured by the FDIC or any other agency. They are not deposits or other obligations of any bank and are not bank guaranteed. They are subject to investment risks and possible loss of principal.

 Contents of this prospectus

--------------------------------------------------------------------------------


ADA PROGRAM

-------------------------------------------------------------
Index of key words and phrases                             3
The Program at a glance - key features                     4

-------------------------------------------------------------
1 FEE TABLE                                                6
-------------------------------------------------------------
Program expense charge and investment fund operating
   expenses                                                6
Examples                                                   9
Selected financial data and condensed financial
   information                                             9


-------------------------------------------------------------
2 PROGRAM INVESTMENT OPTIONS                              10
-------------------------------------------------------------
Investment options                                        10
Risks and investment techniques: Lifecycles Fund Group
   Trusts and Underlying State Street Funds               14
Additional information about the funds                    17


-------------------------------------------------------------
3 HOW WE VALUE YOUR ACCOUNT BALANCE IN
THE INVESTMENT FUNDS                                      19
-------------------------------------------------------------

--------------------------------------------------------------------------------
When we use the words "we," "us" and "our," we mean Equitable Life.
Please see the index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained.

When we address the reader of this prospectus with words such as "you" and "your," we generally mean the individual participant in one or more of the plans available in the Program unless otherwise explained. For example, "The Program" section of the prospectus is primarily directed at the employer.

--------------------------------------------------------------------------------





------------------------------------------------------------
4 TRANSFERS AND ACCESS TO YOUR ACCOUNT                    20
------------------------------------------------------------
Transfers among investment options                        20
Our Account Investment Management System                  20
Participant loans                                         20
Choosing benefit payment options                          21
Spousal consent                                           21
Benefits payable after the death of a participant         21
------------------------------------------------------------


------------------------------------------------------------
5 THE PROGRAM                                             23
------------------------------------------------------------
Eligible employers                                        23
Summary of plan choices                                   23
Getting started                                           24
How to make Program contributions                         24
Allocating Program contribution                           24
Distributions from the investment options                 25
Rules applicable to participant distributions             25


------------------------------------------------------------
6 PERFORMANCE INFORMATION                                 26
------------------------------------------------------------
Annual percentage change in fund unit values              27
Average annual percentage change in fund units values
   - years ending December 31, 1998                       27
How we calculate performance data                         27


------------------------------------------------------------
7 CHARGES AND EXPENSES                                    28
------------------------------------------------------------
Charges based on amounts invested in the Program          28
Plan and transaction expenses                             29
Deductions and charges related to the Lifecycle Trusts
   and Underlying State Street Funds                      29
------------------------------------------------------------


------------------------------------------------------------
8 TAX INFORMATION                                         31
------------------------------------------------------------
Income taxation of distributions to qualified plan
   participants                                           31


------------------------------------------------------------
9 MORE INFORMATION                                        33
------------------------------------------------------------
About Program changes or termination                      33
IRS disqualification                                      33
About the separate accounts                               33
About State Street                                        34
About our Year 2000 progress                              34
About legal proceedings                                   35
About our independent accountants                         35
Reports we provide and available information              36
Acceptance                                                36

------------------------------------------------------------
APPENDIX I: SELECTED FINANCIAL DATA AND
CONDENSED FINANCIAL INFORMATION                          A-1
------------------------------------------------------------
TABLE OF CONTENTS OF STATEMENT OF
ADDITIONAL INFORMATION                                   S-1
------------------------------------------------------------
About Equitable Life                                     S-2
How to Reach Us                                          S-3
------------------------------------------------------------

ADA Program

--------------------------------------------------------------------------------

 INDEX OF KEY WORDS AND PHRASES

 Below is an index of key words and phrases used in this prospectus. The index will refer you to the page where particular terms are defined or explained. This index should help you locate more information on the terms used in this prospectus.



                                     Page
                                    ------
AIM System                            20
beneficiary                           21
benefit payment options               21
business day                          20
Contributions                         24
eligible rollover distributions       31
Equitable Life                       S-2
group annuity contract                33
individually designed plan            23
IRA                                   31
investment funds                    cover
investment options                  cover
Lifecycle Funds                       10
Lifecycle Fund Group Trusts           11
Master Plan                           23
Master Trust                          23
Pooled Trust                          23
Program                               23
Self Directed Prototype Plan          23
separate accounts                     33
State Street                          34
Trustees                              33
Underlying Mutual Funds             cover
Underlying State Street Funds         10
unit value                            19
unit                                  19

 ADA Program

                                                                            4
--------------------------------------------------------------------------------


 THE PROGRAM AT A GLANCE - KEY FEATURES

 EMPLOYER CHOICE OF RETIREMENT PLANS

 Our Master Plan is a defined contribution master plan that can be adopted as a profit-sharing plan (401(k), SIMPLE 401(k) and safe harbor 401(k) features are available) and a defined contribution pension plan, or both. The Program's investment options are the only investment choices under the Master Plan.

 Our Self-Directed Prototype Plan gives added flexibility in choosing your investments.

 If you maintain your own individually-designed plan you may use the investment options in the Program through our Pooled Trust.

 PLAN FEATURES

 MASTER PLAN:

 o  Program investment options used as the only investment choices.

 o Plan-level and participant-level recordkeeping, benefit payments, tax withholding and reporting provided.

 o  Use of our Master Trust.

 o  No minimum amount must be invested.

 SELF-DIRECTED PROTOTYPE PLAN:

 o You may combine Program investment options with individual stock and bond investments.

 o Our Pooled Trust is adopted for investment use only, and a minimum of $25,000 must be maintained in the Trust.

 o  Recordkeeping services provided only for plan assets in Pooled Trust.

 o  Third party recordkeeping services can be arranged through us.

 o  Brokerage services can be arranged through us.

 INVESTMENT ONLY IN POOLED TRUST:

 o  Our Pooled Trust is used for investment only.

 o  Recordkeeping services provided for plan assets in Pooled Trust.


 PROFESSIONAL INVESTMENT MANAGEMENT

 The Program's investments are managed by registered professional investment advisers.

 GUARANTEED OPTIONS

 The three guaranteed options include two Guaranteed Rate Accounts and a Money Market Guarantee Account.

 TAX ADVANTAGES

 o  On earnings

       No tax on investment earnings until withdrawn.

 o  On transfers

       No tax on internal transfers.

 Because you are buying a contract to fund a retirement plan that already provides tax deferral under Federal income tax rules, you should do so for the contract's features and benefits other than tax deferral. The tax deferral of the contract does not provide additional benefits.

 CHARGES AND EXPENSES

 o  Program expense charge assessed against combined value of Program assets.

 o Investment management and administration fees and other expenses charged on an investment fund-by-fund basis, as applicable.

 o Plan and transaction charges that vary by type of plan adopted, or by specific transaction.

 o Indirectly, applicable charges of underlying investment vehicles for investment management, 12b-1 fees and other expenses.

--------------------------------------------------------------------------------


 BENEFIT PAYMENT OPTIONS

 o  Lump sum.

 o  Installments on a time certain or dollar certain basis.

 o Variety of annuity benefit payout options as available under your employer's plan.

 o  Fixed or variable annuity options available.


 ADDITIONAL FEATURES

 o  Toll-free number available for transfers and account information.

 o  Participant loans (if elected by your employer; some restrictions apply).

 o  Regular statements of account.

 o  Retirement Program Specialist and Account Executive support.

 o  Daily valuation of accounts.

 o  5500 reporting.

 o  For Master Plan, automatic updates for law changes.

Fee table

--------------------------------------------------------------------------------


The fee tables and discussion below will help you understand the various charges and expenses you will bear under the Program. The tables reflect charges: (1) you will directly incur, including Program expense charge, administration fee, investment management fee and other expenses, and (2) fees and expenses of the Underlying Mutual Fund, and the Lifecycle Group Trusts and their underlying collective funds ("Underlying State Street Funds") you will indirectly incur. Certain other Program charges also apply as described under "Plan and Transaction Expenses." If you annuitize your account, charges for premium taxes and other fees may apply.


WHEN YOU PURCHASE OR REDEEM UNITS OF ANY OF THE INVESTMENT FUNDS YOU WILL PAY NO SALES LOAD, NO DEFERRED SALES CHARGE, NO SURRENDER FEES AND NO TRANSFER OR EXCHANGE FEES.



PROGRAM EXPENSE CHARGE AND INVESTMENT FUND OPERATING EXPENSES

The Program expense charge and investment fund operating expenses are paid out of each investment fund's assets. No investment management fees are paid to us by the Equity Index Fund or the Lifecycle Funds. State Street, however, is paid a management fee for managing the assets of the Lifecycle Fund Group Trusts underlying the Lifecycle Funds. The Program expense charge is based partly on the level of assets under the Program and partly on the number of plans. An administration fee is based on investment fund assets. Each investment fund also incurs other expenses for services such as printing, mailing, legal, and similar items. All of these operating expenses are reflected in each investment fund's unit value. See "How We Value Your Account."

The tables that follow summarize the charges, at annual percentage rates, that apply to the Equity Index Fund and Lifecycle Funds. They do not include other charges which are specific to the various plans, such as enrollment fees or record maintenance and report fees. See "Charges and Expenses," for more details. THE EXPENSES SHOWN FOR THE INVESTMENT FUNDS ARE BASED ON AVERAGE PROGRAM ASSETS IN EACH OF THESE FUNDS DURING THE YEAR ENDED DECEMBER 31, 1998, AND REFLECT APPLICABLE FEES.

The Equity Index Fund invests in shares of the SSgA S&P 500 Index Fund. The following table shows, at annual percentage rates, the charges and fees which are deducted from the Equity Index Fund and the SSgA S&P 500 Index Fund. No transaction charges are incurred by the Equity Index Fund when it purchases or redeems shares of the SSgA S&P 500 Index Fund, but the underlying mutual fund incurs its own operating expenses. No deduction is made from the assets of the SSgA S&P 500 Index Fund to compensate State Street for managing the assets of that Fund. THE CHARGES FOR THE SSGA S&P 500 INDEX FUND ARE SHOWN AS A PERCENTAGE OF THAT UNDERLYING MUTUAL FUND'S AVERAGE DAILY NET ASSETS.



EQUITY INDEX FUND




------------------------------------------------------------------------------------------------------------------------------
                                                         INVESTMENT FUND OPERATING EXPENSES
                                       ---------------------------------------------------------------------------------------
                         PROGRAM                           INVESTMENT
                         EXPENSE   ADMINISTRATION          MANAGEMENT           OTHER
                         CHARGE         FEE                    FEE             EXPENSES        12B-1 FEE          TOTAL
------------------------------------------------------------------------------------------------------------------------------
Equity Index Fund         0.64%         0.15%                 None              0.17%(3)        None             0.96%
SSgA S&P 500 Index
Fund After Waiver (1)     None          None                  0.01%(2)          0.09%           0.08%            0.18%(2)
------------------------------------------------------------------------------------------------------------------------------
TOTAL                     0.64%         0.15%                 0.01%(2)          0.26%(3)        0.08%            1.14%(2)
------------------------------------------------------------------------------------------------------------------------------



(1)   Source: SSgA S&P 500 Index Fund Prospectus dated December 29, 1998.

(2) State Street has voluntarily agreed to waive up to the full amount of its management fee of .10% of average daily net assets to the extent that total

--------------------------------------------------------------------------------


      operating expenses exceed .18% of average daily net assets on an annual basis. The total operating expenses of the SSgA S&P 500 Index Fund absent the waiver would be .27% of average daily net assets on an annual basis. The gross annual management expense before the fee waiver would be .10% of average daily net assets. This agreement will remain in effect for the current fiscal year. If the waiver agreement is terminated, the full amount of State Street's management fee may be assessed and the total Equity Index Fund expenses may increase.


(3) Includes organizational expenses of $33,917 that were initially paid by Equitable Life and reimbursed over a five year period ended December 31, 1998.


Lifecycle Funds

No transaction charges are incurred by the Lifecycle Funds when units of a corresponding Lifecycle Fund Group Trust are purchased or redeemed, but annual operating expenses are incurred by each Lifecycle Fund Group Trust. A deduction is made from the assets of each Lifecycle Fund Group Trust to compensate State Street for managing the assets of the Lifecycle Fund Group Trusts. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may invest on a temporary basis, and for managing the mutual funds in which assets of the Underlying State Street Funds may be invested. State Street has agreed to reduce its management fee charged each of the Lifecycle Fund Group Trusts to offset any management fees State Street receives attributable to the Lifecycle Trusts' investment in such other collective investment funds and mutual funds. State Street also receives an administration fee deducted from the assets of each Lifecycle Fund Group Trust, to compensate it for providing various recordkeeping and accounting services to the Lifecycle Trust. In addition, other expenses are deducted from the assets of the Underlying State Street Funds for custodial services provided to those Funds.


The fees and charges which are deducted from the assets of the Lifecycle Funds, the Lifecycle Fund Group Trusts and the Underlying State Street Funds are shown in the table below. THE EXPENSES FOR EACH OF THE LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING STATE STREET FUNDS ARE EXPRESSED AS A PERCENTAGE OF THEIR RESPECTIVE AVERAGE NET ASSETS FOR 1998.





--------------------------------------------------------------------------------------------------------------
                                    PROGRAM                       INVESTMENT
                                   EXPENSE     ADMINISTRATION    MANAGEMENT       OTHER
                                    CHARGE          FEE             FEE         EXPENSES           TOTAL
--------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Conservative       0.64%         0.15%            None            0.54%(1)          1.33%
Lifecycle Fund
   Group Trust - Conservative       None          0.11%(2)         0.17%           0.15%(3)          0.43%
Underlying State Street Funds:
S&P 500 Flagship Fund               None          None             None              --%(4&5)          --%(5)
Russell 2000 Fund                   None            --%(5)         None            0.04%(4)          0.04%
Daily EAFE Non-Lending Fund         None          None             None            0.11%(4)          0.11%
Daily Government/Corporate Bond
  Fund                              None          None             None            0.01%(4)          0.01%
Short Term Investment Fund          None          None             None              --%(4&5)          --%(5)
--------------------------------------------------------------------------------------------------------------
TOTAL                               0.64%         0.26%            0.17%           0.71%(6)          1.78%(6)
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------



--------------------------------------------------------------------------------------------------------------

                                    PROGRAM                      INVESTMENT
                                   EXPENSE     ADMINISTRATION    MANAGEMENT        OTHER
                                    CHARGE          FEE             FEE          EXPENSES          TOTAL
--------------------------------------------------------------------------------------------------------------
Lifecycle Fund - Moderate           0.64%         0.15%            None            0.19%(1)          0.98%
Lifecycle Fund
  Group Trust - Moderate            None          0.01%(2)         0.17%           0.01%(3)          0.20%
Underlying State Street Funds:
S&P 500 Flagship Fund               None          None             None              --%(4&5)          --%(5)
Russell 2000 Fund                   None            --%(5)         None            0.04%(4)          0.04%
Daily EAFE Non-Lending Fund         None          None             None            0.11%(4)          0.11%
Daily Government/Corporate Bond
  Fund                              None          None             None            0.01%(4)          0.01%
Short Term Investment Fund          None          None             None              --%(4&5)          --%(5)
--------------------------------------------------------------------------------------------------------------
TOTAL                               0.64%         0.16%            0.17%           0.22%(6)          1.20%(6)
--------------------------------------------------------------------------------------------------------------



(1) These include a charge at the annual rate of .03% of the value of the respective program assets in the Lifecycle Funds - Conservative and Moderate to compensate Equitable Life for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds maintained by State Street among the investment options described in this prospectus and the SAI. Other expenses also include $150,087 of costs incurred by Equitable Life and State Street in the organization of the Lifecycle Funds. These costs are being reimbursed from the Lifecycle Funds, over a five year period, pro rata based on the assets of each of those investment funds, ending June 30, 2000. On December 8, 1995, the Program's balance in the Balanced Fund (approximately $70 million) was transferred to the Lifecycle Fund - Moderate. The much larger balance in that Fund results in a much lower ratio of other expenses to total assets compared to the corresponding ratio for the Lifecycle Fund - Conservative.

(2) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate current fixed fee of $12,000 per year, per fund, and average net assets for 1998.


(3) Based on the Lifecycle Fund Group Trusts - Conservative and Moderate average net assets for 1998.

(4) Other expenses of the Underlying State Street Funds are based on expenses incurred by each Fund during 1998.

(5)   Less than 0.01%.

(6) These totals are based upon a weighted average of the other expenses for each Underlying State Street Fund. In calculating the weighted average, expenses for each Underlying State Street Fund were multiplied by their respective target percentages within their respective Group Trust. See "Lifecycle Funds - Conservative" and "Lifecycle Funds - Moderate" for a description of the targeted percentage weightings of the Lifecycle Fund Group Trusts - Conservative and Moderate.

--------------------------------------------------------------------------------

EXAMPLES


You would pay the expenses shown below on a $1,000 initial investment over the time period indicated for each investment fund listed below, assuming a 5% annual rate of return. The examples include all annual fund operating expenses plus an estimate of average plan and transaction charges over the time periods indicated, assuming the account is not annuitized. The estimate is computed by aggregating all record maintenance and report fees and enrollment fees, divided by the average assets for the same period. See "Plan and Transaction Expenses." As the minimum amount that can be converted to an annuity is $5,000, the amount accumulated from the $1,000 contribution could not be paid in the form of an annuity at the end of any of the periods shown in the examples. There are no surrender charges, so the amounts would be the same, whether you withdraw all or a portion of your Account Balance.





-----------------------------------------------------------------------------

  INVESTMENT FUND          1 YEAR      3 YEARS      5 YEARS      10 YEARS
-----------------------------------------------------------------------------
Equity Index(1)            $11.80      $36.75       $63.63       $140.27
Lifecycle - Conservative    18.36       56.82        97.71        211.64
Lifecycle - Moderate        12.44       38.74        67.02        147.48
-----------------------------------------------------------------------------



(1) The expenses shown reflect the waiver of the .10% investment management fee by State Street discussed in note (2) to the fee table above.


The purpose of these tables and examples is to assist you in understanding the various costs and expenses that will be incurred, either directly or indirectly, when amounts are invested in the Funds. FUTURE EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN. IN ADDITION, THE 5% RATE OF RETURN IN THE EXAMPLE IS NOT AN ESTIMATE OR GUARANTEE OF FUTURE PERFORMANCE.


We may deduct a $350 annuitization fee if you elect a variable annuity payment option. Assuming an annuity payout option could be issued, the expenses shown in the above example would, in each case, be increased by $4.43 based on the average amount applied to annuity payout options in 1998.


SELECTED FINANCIAL DATA AND CONDENSED FINANCIAL INFORMATION


Please see APPENDIX I at the end of this prospectus for selected financial data and condensed financial information concerning the Equity Index Fund and Lifecycle Funds.


FINANCIAL STATEMENTS

The Equity Index Fund and the Lifecycle Funds are each separate accounts of ours as described in "About the Separate Accounts" under "More Information." The financial statements for the Equity Index Fund (Separate Account No. 195), Lifecyle Fund - Conservative (Separate Account No. 197) and Lifecycle Fund - Moderate (Separate Account No. 198), may be found in the SAI for this prospectus.

2
Program Investment Options

--------------------------------------------------------------------------------


 INVESTMENT OPTIONS

 You may choose from ELEVEN INVESTMENT OPTIONS under the Program, eight of which are covered in a separate prospectus. Three of these are discussed below: the Equity Index Fund and the two Lifecycle Funds - Conservative and Moderate. Each of these three Funds has a different investment objective. We cannot assure you that any of these Funds will meet their investment objectives. Also discussed are the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest and the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest.



 THE EQUITY INDEX FUND


 The Equity Index Fund invests in shares of the SSgA S&P 500 Index Fund, one of the Underlying Mutual Funds. The investment results you will experience will depend on the investment performance of SSgA S&P 500 Index Fund. The table below shows the investment objective and adviser for the SSgA S&P 500 Index Fund.



 UNDERLYING MUTUAL FUND




----------------------------------------------------------------------
INVESTMENT FUND         NAME         OBJECTIVE           ADVISER
----------------------------------------------------------------------
Equity Index Fund      SSgA S&P      Replicate the     State Street
                       500 Index     total return      Global
                       Fund          of the S&P        Advisers
                                     500 Index         (SSgA)
----------------------------------------------------------------------


 The Underlying Mutual Fund used by the Equity Index Fund is selected by the ADA Trustees. We have no investment management responsibilities for the Equity Index Fund. As to that Fund, we act in accordance with the investment policies established by the ADA Trustees.


 PLEASE REFER TO THE PROSPECTUS AND SAI OF THE SSGA S&P 500 INDEX FUND FOR A MORE DETAILED DISCUSSION OF INVESTMENT OBJECTIVES AND STRATEGIES, THE ADVISER, RISK FACTORS AND OTHER INFORMATION CONCERNING THAT FUND.


 LIFECYCLE FUNDS - CONSERVATIVE AND MODERATE

 Each Lifecycle Fund invests in a Lifecycle Fund Group Trust. Each Lifecycle Trust has identical investment objectives and policies to the Lifecycle Fund to which it relates. We have no investment management responsibilities for the Lifecycle Funds. As to those Funds, we act in accordance with the investment policies established by the ADA Trustees.


 OBJECTIVES

 The Lifecycle Fund - Conservative seeks to provide current income and a low to moderate growth of capital by investing exclusively in units of the Lifecycle Group Trust - Conservative.

 The Lifecycle Fund - Moderate seeks to provide growth of capital and a reasonable level of current income by investing exclusively in units of the Lifecycle Group Trust - Moderate.

 In turn each of the Lifecycle Fund Group Trusts invests in a mix of Underlying State Street Funds. The following table diagrams this investment structure:

[GRAPHIC OMITTED]

--------------------------------------------------------------------------------

LIFECYCLE FUND                                                   LIFECYCLE FUND
CONSERVATIVE                                                           MODERATE
(SA 197)                                                                (SA 198)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
LIFECYCLE FUND                                                   LIFECYCLE FUND
GROUP TRUST                                                         GROUP TRUST
CONSERVATIVE                                                           MODERATE
--------------------------------------------------------------------------------


                                UNDERLYING FUNDS


                        --------------------------------
                              S&P 500 FLAGSHIP FUND


                        --------------------------------
                                RUSSELL 2000 FUND


                        --------------------------------
                           DAILY EAFE NON LENDING FUND


                        --------------------------------
                              DAILY GOV'T CORPORATE
                                   BOND FUND

                        --------------------------------
                                   SHORT TERM
                                INVESTMENT FUND

--------------------------------------------------------------------------------

 THE LIFECYCLE FUND GROUP TRUSTS


 The Lifecycle Fund Group Trusts (Lifecycle Trusts) are maintained by State Street. Each of the Lifecycle Trusts is organized as a collective investment trust under Massachusetts law. Because of exclusionary provisions, the Lifecycle Fund Group Trusts are not subject to regulation under the Investment Company Act of 1940. Each Trust is operated by a single corporate trustee (State Street), which is responsible for all aspects of the Trust, including portfolio management, administration and custody. The Lifecycle Fund Group Trusts were selected by the ADA Trustees.


 State Street serves as the trustee and investment manager to the Lifecycle Fund Group Trusts. State Street is a trust company established under the laws of the Commonwealth of Massachusetts. It is a wholly-owned subsidiary of State Street Corporation, a publicly held bank holding company registered under the Federal Bank Holding Company Act of 1956, as amended. State Street's home office is located at 225 Franklin Street, Boston, Massachusetts 02110. Through its institutional investment arm, SSgA, State Street provides a comprehensive array of investment products that span the spectrum from indexed to fully active investment management approaches.


 State Street's customers include corporate, union, and public pension plans, endowments, foundations and other financial institutions in the U.S. and abroad. As of December 31, 1998, State Street was ranked the largest U.S. manager of tax-exempt assets. State Street had total assets of $520.0 billion under management at December 31, 1998.

 INVESTMENT OBJECTIVES AND POLICIES

 Each Lifecycle Trust has the same investment objective as the Lifecycle Fund to which it relates. These investment objectives are described above. Each of the Lifecycle Trusts attempts to achieve its investment objective by investing 100% of their respective assets in a mix of underlying collective investment trusts (the Underlying State Street Funds) maintained by State Street and offered exclusively to tax exempt retirement plans. Unlike the Lifecycle Fund Group Trusts, however, which are available only under the ADA Program, the Underlying State Street Funds may receive contributions from other tax exempt retirement plans.

 INVESTMENT POLICIES OF THE LIFECYCLE FUND GROUP TRUST - CONSERVATIVE


 The table below shows the mix of Underlying State Street Funds targeted by the Lifecycle Fund Group Trust - Conservative.


-----------------------------------------------
 S&P 500 Flagship Fund                    15%
 Russell 2000 Fund                         5%
 Daily EAFE Non-Lending Fund              10%
 Daily Government/Corporate Bond Fund     50%
 Short Term Investment Fund               20%
-----------------------------------------------


 INVESTMENT POLICIES OF THE LIFECYCLE FUND GROUP
 TRUST - MODERATE


 The table below shows the mix of Underlying State Street Funds targeted by the Lifecycle Fund Group Trust - Moderate.


-----------------------------------------------
 S&P 500 Flagship Fund                    35%
 Russell 2000 Fund                        10%
 Daily EAFE Non-Lending Fund              15%
 Daily Government/Corporate Bond Fund     30%
 Short Term Investment Fund               10%
-----------------------------------------------


 The target percentages shown above for each Lifecycle Trust are reviewed annually by the ADA Trustees and may be revised as recommended, subject to State Street's approval. State Street, as investment manager of each Lifecycle Trust, from time to time makes adjustments in the mix of Underlying State Street Funds as needed to maintain, to the extent practicable, the target percentages in each of the Underlying State Street Funds.

--------------------------------------------------------------------------------

 THE UNDERLYING STATE STREET FUNDS


 The Underlying State Street Funds are bank collective investment trusts. They are organized as common law trusts under Massachusetts law, and because of exclusionary provisions, are not subject to regulation under the 1940 Act. State Street serves as trustee and investment manager to each of the Underlying State Street Funds.



 S&P 500 FLAGSHIP FUND



 OBJECTIVE

 The investment objective of the S&P 500 Flagship Fund ("Flagship Fund") is to replicate, as closely as possible, the total return of the Standard & Poor's 500 Composite Stock Price Index (the "S&P 500 Index").


 The S&P 500 Index is composed of 500 common stocks which are chosen by Standard & Poor's Corporation to best capture the price performance of a large cross-section of the United States publicly traded stock market. "S&P 500" is a trademark of Standard & Poor's Corporation that has been licensed for use by the Flagship Fund. The Flagship Fund is not sponsored, endorsed, sold or promoted by Standard & Poor's Corporation, and Standard & Poor's Corporation makes no representation regarding the advisability of investing in this Fund.



 INVESTMENT POLICIES

 The Flagship Fund intends to achieve its objective by investing in all 500 stocks in the S&P 500 Index. In order to provide 100% equity exposure, the Flagship Fund may hold up to 25% of its value in S&P 500 futures contracts in lieu of cash equivalents. The Flagship Fund will use U.S. Treasury Bills and other short-term cash equivalents it holds as collateral for the futures contracts.

 For additional discussion related to the investment policies of the Flagship Fund, see discussion under "Risks and Investment Techniques," and the Statement of Additional Information.


 RUSSELL 2000 FUND



 OBJECTIVE

 The investment objective of the Russell 2000 Fund is to replicate, as closely as possible, the return of the Russell 2000 Index maintained by Frank Russell Company ("Frank Russell").


 INVESTMENT POLICIES

 The Russell 2000 Fund seeks to fully replicate the Russell 2000 Index. The Russell 2000 Fund will invest its assets directly in shares of companies included in the Russell 2000 Index.


 The Russell 2000 Index is a broadly diversified small capitalization index consisting of approximately 2,000 common stocks. The Russell 2000 Index is a subset of the larger Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks. As such, the Russell 3000 Index represents approximately 98 percent of the total market capitalization of all U.S. stocks that trade on the New York and American Stock Exchanges and in the NASDAQ over-the-counter market. The Russell 2000 Index consists of the approximately 2,000 smallest stocks within the Russell 3000 Index and is, therefore, a broadly diversified index of small capitalization stocks.


 The composition of the Russell 2000 Index is updated continuously to reflect corporate actions affecting companies in the Index. Once a year, at the end of June, the Index is fully reconstituted and companies that no longer qualify for the Index because of fluctuations of market capitalization are replaced. The rate of change in the securities included in the Russell 2000 Index is significant, often higher than 20 percent a year of the total market capitalization of the Index.


 The Russell 2000 Fund is neither sponsored by nor affiliated with Frank Russell. Frank Russell's only relationship to the Russell 2000 Fund is the licensing of the use of the Russell 2000 Stock Index. Frank Russell is the owner of the trademarks and copyrights relating to the Russell indices.

--------------------------------------------------------------------------------


 For additional discussion related to the investment policies of the Russell 2000 Fund, see discussion under "Risks and Investment Techniques," and the Statement of Additional Information.


 DAILY EAFE NON-LENDING FUND


 OBJECTIVE

 The investment objective of the Daily EAFE Non-Lending Fund is to closely match the performance of the Morgan Stanley Capital International EAFE Index ("EAFE Index") while providing daily liquidity.


 INVESTMENT POLICIES

 The Daily EAFE Non-Lending Fund seeks to achieve its objective by investing in other funds which invest in each of the foreign markets which comprise the EAFE Index.

 The EAFE Index is a broadly diversified international index consisting of more than 1,100 companies traded on the markets of Europe, Australia, New Zealand and the Far East. Daily EAFE Non-Lending Fund may invest in equity securities, equity-based derivatives, futures contracts, index swaps and foreign exchange contracts. The Daily EAFE Non-Lending Fund also may acquire interest-bearing cash equivalents, notes and other short-term instruments, including foreign currency time deposits or call accounts.

 As of December 31, 1998, companies located in Japan (20.6%) and the United Kingdom (23.5%) dominated the market capitalization of the EAFE Index, with companies located in Germany, France, Switzerland and Netherlands also being well represented on the Index. The Index covers a wide spectrum of industries. Morgan Stanley Capital International, the creator of the EAFE Index, is neither a sponsor of nor affiliated with the Daily EAFE Non-Lending Fund.

 The Daily EAFE Non-Lending Fund seeks to fully replicate the MSCI EAFE Index, but from time to time may not be able to hold all of the more than 1,000 stocks that comprise the EAFE Index because of the costs involved. From time to time the Daily EAFE Non-Lending Fund will hold a representative sample of the issues that comprise the EAFE Index. The Daily EAFE Non-Lending Fund selects stocks for inclusion based on country, market capitalization, industry weightings, and fundamental characteristics such as return variability, earnings valuation, and yield. In order to parallel the performance of the EAFE Index, the Daily EAFE Non-Lending Fund will invest in each country in approximately the same percentage as that country's weight in the EAFE Index.

 For additional discussion related to the investment policies of the Daily EAFE Non-Lending Fund, see discussion under Risks and Investment Techniques and the Statement of Additional Information.



 DAILY GOVERNMENT/CORPORATE BOND FUND



 OBJECTIVE

 The investment objective of the Daily Government/Corporate Bond Fund ("GC Bond Fund") is to match or exceed the return of the Lehman Brothers
 Government/Corporate Bond Index.


 INVESTMENT POLICIES

 The GC Bond Fund seeks to achieve its investment objective by making direct investment in marketable instruments and securities. The GC Bond Fund may make direct investments in (1) U.S. Government securities, including U.S. Treasury securities and other obligations issued or guaranteed as to interest and principal by the U.S. Government and its agencies and instrumentalities, (2) corporate securities, (3) asset backed securities, (4) mortgage backed securities including, but not limited to, collateralized mortgage obligations and real estate mortgage investment conduits, (5) repurchase and reverse repurchase agreements, (6) financial futures and option contracts, (7) interest rate exchange agreements and other swap agreements, (8) supranational and sovereign debt obligations including those of sub-divisions and agencies, and (9) other securities and instruments deemed by State Street, as trustee of the GC Bond Fund, to have characteristics consistent with the investment objective of this Fund. The GC Bond Fund will

--------------------------------------------------------------------------------

 hold securities that have a minimum credit rating when purchased of Baa3 by Moody's or BBB- by Standard & Poor's.


 For additional discussion related to the investment policies of the GC Bond Fund, see discussion under "Risks and Investment Techniques," and the Statement of Additional Information.



 SHORT TERM INVESTMENT FUND



 OBJECTIVE

 The investment objective of the Short Term Investment Fund ("STIF Fund") is to seek to provide safety of principal, daily liquidity, and a competitive yield by investing in high quality money market instruments.


 INVESTMENT POLICIES

 The STIF Fund intends to achieve its objective by investing in money market securities rated at least A-1 by Standard and Poor's and P-1 by Moody's at the time of issuance. If the issuer has long-term debt outstanding, such debt should be rated at least "A" by Standard & Poor's or "A" by Moody's. The STIF Fund may purchase Yankee and Euro certificates of deposit, Euro time deposits, U.S. Treasury bills, notes and bonds, federal agency securities, corporate bonds, repurchase agreements and banker's acceptances. Most of the STIF Fund's investments will have a range of maturity from overnight to 90 days. Twenty percent of the STIF Fund, however, may be invested in assets having a maturity in excess of 90 days but not more than thirteen months.

 For additional discussion regarding the investment policies of the STIF Fund, see discussion under "Risks and Investment Techniques," and the Statement of Additional Information.


 RISKS AND INVESTMENT TECHNIQUES: LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING STATE STREET FUNDS

 You should be aware that any investment in securities carries with it a risk of loss. The different investment objectives and policies of the Equity Index Fund and each of the Lifecycle Funds affect the return on these Funds. Additionally, there are market and financial risks inherent in any securities investment. By market risks, we mean factors which do not necessarily relate to a particular issuer but which affect the way markets, and securities within those markets, perform. We sometimes describe market risk in terms of volatility, that is, the range and frequency of market value changes. Market risks include such things as changes in interest rates, general economic conditions and investor perceptions regarding the value of debt and equity securities. By financial risks we mean factors associated with a particular issuer which may affect the price of its securities, such as its competitive posture, its earnings and its ability to meet its debt obligations. The risk factors and investment techniques associated with the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest are discussed below. The risks and investment techniques associated with investments by the Equity Index Fund in the SSgA S&P 500 Index Fund are discussed in the prospectus and Statement of Additional Information for the SSgA S&P 500 Index Fund.


 IN GENERAL

 You should note that the S&P 500 Flagship Fund, the Russell 2000 Fund and the Daily EAFE Non-Lending Fund are all index funds. An index fund is one that is not managed according to traditional methods of "active" investment management, which involve the buying and selling of securities based upon economic, financial and market analysis and investment judgment. Instead, such funds utilize a "passive" investment approach, attempting to duplicate the investment performance of their benchmark indices through automated statistical analytic procedures. For example, the S&P 500 Flagship Fund attempts to match the return of the S&P 500 Index by using automated statistical methods to make stock selections. Similar methods are employed in selecting stocks for the Russell 2000 Fund and the Daily EAFE Non-Lending Fund. Still, such Funds, to the extent they invest in the various types of securities discussed below, are subject to the risks associated with each of these investments.

--------------------------------------------------------------------------------

 Also, you should note that each of the Underlying State Street Funds, for the purpose of investing uncommitted cash balances or to maintain liquidity to meet redemptions of Fund units, may invest temporarily and without limitation in certain short-term fixed income securities and other collective investment funds or registered mutual funds maintained or advised by State Street. The short-term fixed income securities in which an Underlying State Street Fund may invest include obligations issued or guaranteed as to principal and interest by the U.S. Government, its agencies and instrumentalities and repurchase agreements collateralized by these obligations, commercial paper, bank certificates of deposit, banker's acceptances, and time deposits.



 EQUITY SECURITIES



 Certain of the Underlying State Street Funds will invest in equity securities. Participants should be aware that equity securities fluctuate in value, often based on factors unrelated to the value of the issuer of the securities, and that fluctuations can be pronounced.

 The securities of the smaller companies in which some of the Underlying State Street Funds may invest may be subject to more abrupt or erratic market movements than larger, more established companies for two reasons: the securities typically are traded in lower volume and the issuers typically are subject, to a greater degree, to changes in earnings and profits.



 FIXED-INCOME SECURITIES

 Certain of the Underlying State Street Funds will invest in fixed-income securities. Although these are interest-bearing securities which promise a stable stream of income, participants should be aware that the prices of such securities are affected by changes in interest rates. Accordingly, the prices of fixed-income securities are subject to the risk of market price fluctuations. The values of fixed-income securities also may be affected by changes in the credit rating or financial condition of the issuing entities. Once the rating of a portfolio security has been changed, State Street will consider all relevant circumstances in determining whether a particular Underlying State Street Fund should continue to hold that security. Certain securities such as those rated Baa by Moody's and BBB by Standard & Poor's, may be subject to greater market fluctuations than lower yielding, higher rated fixed-income securities. Securities which are rated Baa by Moody's are considered medium grade obligations; they are neither highly protected nor poorly secured, and are considered by Moody's to have speculative characteristics. Securities rated BBB by Standard & Poor's are regarded as having adequate capacity to pay interest and repay principal, and while such debt securities ordinarily exhibit adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for securities in this category than in higher rated categories.


 FOREIGN SECURITIES

 The Daily EAFE Non-Lending Fund will invest in foreign securities. Such investments, however, entail special risks. Foreign securities markets generally are not as developed or efficient as those in the United States. Securities of some foreign issuers are less liquid and more volatile than securities of comparable U.S. issuers. Similarly, volume and liquidity in most foreign securities markets are less than in the United States and, at times, volatility of price can be greater than in the United States. In addition, there may be less publicly available information about a non-U.S. issuer, and non-U.S. issuers generally are not subject to uniform accounting and financial reporting standards, practices and requirements comparable to those applicable to U.S. issuers.


 Because evidences of ownership of foreign securities usually are held outside the United States, each of the Underlying State Street Funds investing in foreign securities will be subject to additional risks. Such risks include possible adverse political and economic developments, possible seizure or nationalization of foreign deposits, and possible adoption of governmental restrictions which might adversely affect the payment of principal and interest on the foreign securities or might restrict the payment of principal and interest to investors located outside the country of the

--------------------------------------------------------------------------------

 issuers, whether from currency blockage or otherwise. Custodial expenses for a portfolio of non-U.S. securities generally are higher than for a portfolio of U.S. securities.

 Since foreign securities transactions involving the Underlying State Street Funds often are completed in currencies of foreign countries, the value of these securities as measured in U.S. dollars may be affected favorably or unfavorably by changes in currency rates and exchange control regulations. Some currency exchange costs may be incurred when an Underlying State Street Fund changes investments from one country to another.

 Furthermore, some of these securities may be subject to brokerage or stamp taxes levied by foreign governments, which have the effect of increasing the cost of such investment. Income received by sources within foreign countries may be reduced by any withholding and other taxes imposed by such countries.



 FUTURES CONTRACTS


 Certain of the Underlying State Street Funds may invest in futures contracts. A purchase of a futures contract is the acquisition of a contractual right and obligation to acquire the underlying security at a specified price on a specified date. Although futures contracts by their terms may call for the actual delivery or acquisition of the underlying security, in most cases the contractual obligation is terminated before the settlement date of the contract without delivery of the security. The Underlying State Street Fund will incur brokerage fees when it purchases and sells futures contracts.

 The Underlying State Street Funds will not purchase futures contracts for speculation. Futures contracts are used to increase the liquidity of each Underlying State Street Fund and for hedging purposes.

 Transactions in futures contracts entail certain risks and transaction costs to which an Underlying State Street Fund would not otherwise be subject, and the Underlying State Street Fund's ability to purchase futures contracts may be limited by market conditions or regulatory limits. Because the value of a futures contract depends primarily on changes in the value of the underlying securities, the value of the futures contracts purchased by the Underlying State Street Fund generally reflects changes in the values of the underlying stocks or bonds. The risks inherent in the use of futures contracts include:
 (1) imperfect correlation between the price of the futures contracts and movements in the prices in the underlying securities; and (2) the possible absence of a liquid secondary market for any particular instrument at any time.

 An Underlying State Street Fund also may engage in foreign futures transactions. Unlike trading on domestic futures exchanges, trading on foreign futures exchanges is not regulated by the Commodity Futures Trading Commission and may be subject to greater risks than trading on domestic exchanges. For example, some foreign exchanges are principal markets so that no common clearing facility exists and an investor may look only to the broker for performance of the contract. In addition, any profits that an Underlying State Street Fund might realize from trading could be eliminated by adverse changes in the exchange rate, or such Underlying State Street Fund could incur losses as a result of those changes. Transactions on foreign exchanges may include both futures which are traded on domestic exchanges and those which are not.


 SECURITIES OF MEDIUM AND SMALLER SIZED COMPANIES. Certain of the Underlying State Street Funds may invest in the securities of medium and smaller sized companies with market capitalization of $500 million to $1.5 billion. Such companies may be dependent on the performance of only one or two products and, therefore, may be vulnerable to competition from larger companies with greater resources and to economic conditions affecting their market sector. Consequently, consistent earnings may not be as likely in such companies as they would be for larger companies. In addition, medium and smaller sized companies may be more dependent on access to equity markets to raise capital than larger companies with greater ability to support debt. Medium and smaller sized companies may be new, without long business or management histories, and perceived by the market as unproven. Their securities may be held primarily by insiders or institutional investors, which may have an impact

--------------------------------------------------------------------------------

 on marketability. The price of these stocks may rise and fall more frequently and to a greater extent than the overall market.



 LENDING OF SECURITIES

 Certain of the Underlying State Street Funds may from time to time lend securities from their portfolios to brokers, dealers and financial institutions and receive collateral consisting of cash, securities issued or guaranteed by the U.S. Government, or irrevocable letters of credit issued by major banks. The Underlying State Street Funds will invest this cash collateral in various collective investment funds maintained by State Street. The portion of net income from such investments will increase the return to the Underlying State Street Funds. However, an Underlying State Street Fund may experience a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement. All securities lending transactions in which the Underlying State Street Funds engage will comply with the prohibited transaction provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and related regulations.


 INVESTMENTS BY THE STIF FUND


 Each of the Lifecycle Fund Group Trusts will, and certain of the Underlying State Street Funds may, invest in the STIF Fund. This Fund intends to invest, among other things, in various U.S. Government Obligations, U.S. dollar-denominated instruments issued by foreign banks and foreign branches of U.S. banks, "when-issued" securities, and to enter into repurchase agreements with various banks and broker-dealers. The STIF Fund's activities with respect to each of these investments are discussed below.

 The STIF Fund may invest in a variety of U.S. Government obligations, including bills and notes issued by the U.S. Treasury and securities issued by agencies of the U.S. Government.

 The STIF Fund also may invest in U.S. dollar-denominated instruments issued by foreign banks and foreign branches of U.S. banks, a type of investment that may involve special risks. Such banks may not be required to maintain the same financial reserves or capital that are required of U.S. banks. Restrictions on loans to single borrowers, prohibitions on certain self-dealing transactions, and other regulations designed to protect the safety and solvency of U.S. banks may not be applicable to foreign banks and foreign branches of U.S. banks. In addition, investments of this type may involve the unique risks associated with investments in foreign securities described above.


 The STIF Fund may commit to purchasing securities on a "when-issued" basis, such that payment for and delivery of a security will occur after the date that this Fund commits to purchase the security. The payment obligation and the interest rate that will be received on the security are each fixed at the time of the purchase commitment. Prior to payment and delivery, however, the STIF Fund will not receive interest on the security, and will be subject to the risk of loss if the value of the when-issued security is less than the purchase price at time of delivery.

 Finally, the STIF Fund may enter into repurchase agreements with various banks and broker-dealers. In a repurchase agreement transaction, the STIF Fund acquires securities (usually U.S. Government obligations) for cash and obtains a simultaneous commitment from the seller to repurchase the securities at an agreed-upon price and date. The resale price is in excess of the acquisition price and reflects an agreed-upon rate of interest unrelated to the coupon rate on the purchased security. In these transactions, the securities purchased by the STIF Fund will have a total value at least equal to the amount of the repurchase price and will be held by State Street or a third-party custodian until repurchased. State Street will continually monitor the value of the underlying securities to verify that their value, including accrued interest, always equals or exceeds the repurchase price.


 ADDITIONAL INFORMATION ABOUT THE FUNDS


 CHANGE OF INVESTMENT OBJECTIVES


 The ADA Trustees may change the investment objectives of the Equity Index Fund and Lifecycle Funds. The ADA Trustees may also change the mutual fund or collective investment

--------------------------------------------------------------------------------

 fund in which any one of these Funds invests. The Trustees and we can make these changes without your consent.



 VOTING RIGHTS


 If SSgA S&P 500 Index Fund holds a meeting of shareholders, we will vote shares held in the corresponding Equity Index Fund in accordance with instructions received from employers, participants or trustees, as the case may be. Shares will be voted in proportion to the voter's interest in the Equity Index Fund holding the shares as of the record date for the shareholders meeting. We abstain from voting shares if we receive no instructions. Employers, participants or trustees will receive: (1) periodic reports relating to the SSgA S&P 500 Index Fund and (2) proxy materials, together with a voting instruction form, in connection with shareholder meetings.

 Participants do not have any voting rights with respect to their investments in a Lifecycle Fund. Similarly, participants do not have any voting rights with respect to matters such as the selection of State Street as trustee or investment manager or investment adviser of a Lifecycle Fund Group Trust or Underlying State Street Fund, or with respect to any changes in investment policy of any of these entities.

                                                                              19
3
How we value your account balance in the Equity Index Fund and Lifecycle Funds

--------------------------------------------------------------------------------


 FOR AMOUNTS IN THE FUNDS


 When you invest in the Equity Index Fund and Lifecycle Funds, your contribution or transfer purchases "units" of that Fund. The unit value on any day reflects the value of the Fund's investments for the day and the charges and expenses we deduct from the Fund. We calculate the number of units you purchase by dividing the amount you invest by the unit value of the Fund as of the close of business on the day we receive your contribution or transfer instruction.


 On any given day, your account value in the Equity Index Fund and Lifecycle Funds equals the number of the Fund's units credited to your account, multiplied by that day's value for one Fund unit. In order to take deductions for expenses from any Fund, we cancel units having a value equal to the amount we need to deduct. Otherwise, the number of your Fund units of any Fund does not change unless you make additional contributions, make a withdrawal, effect a transfer, or request some other transaction that involves moving assets into or out of that Fund option.


 For a description of how Fund unit values are computed, see "How We Compute Unit Values for the Funds" in the SAI.

                                                                           20
4
Transfers and access to your account

--------------------------------------------------------------------------------


 TRANSFERS AMONG INVESTMENT OPTIONS


 You may transfer some or all of your amounts among all of the investment options if you participate in the Master Plan. Participants in other plans may make transfers as allowed by the plan.

 Transfers from the Equity Index Fund and Lifecycle Funds are permitted at any time except if there is any delay in redemptions from the Underlying Mutual Fund or, with respect to the Lifecycle Funds, the Lifecycle Fund Group Trusts in which they invest.



 OUR ACCOUNT INVESTMENT MANAGEMENT SYSTEM (AIM)

 Participants may use our automated AIM System to transfer between investment options, obtain account information, change the allocation of future contributions and maturing GRAs and hear investment performance information. To use the AIM System, you must have a touch-tone telephone. We assign a personal security code ("PSC") number to you after we receive your completed enrollment form.

 We have established procedures to reasonably confirm the genuineness of instructions communicated to us by telephone when using the AIM System. The procedures require personal identification information, including your PSC number, prior to acting on telephone instructions, and providing written confirmation of the transfers. Thus, we will not be liable for following telephone instructions we reasonably believe to be genuine.


 A transfer request will be effective on the business day we receive the request. We will confirm all transfers in writing.

 -----------------------------------------------------------------------------
 A business day is any day on which both the New York Stock Exchange and we are open, and generally ends at 4:00 p.m. Eastern Time. We may, however, close due to emergency conditions.
 -----------------------------------------------------------------------------


 PARTICIPANT LOANS


 Participants loans are available if the employer plan permits them. Participants must apply for a plan loan through the employer. Loan packages containing all necessary forms, along with an explanation of how interest rates are set, are available from our Account Executives.

 Loans are subject to restrictions under Federal tax laws and ERISA. If you are a sole proprietor, 10% or more partner, or a shareholder-employee of an S Corporation who owns more than 5% of the shares (or a family member of any of the above as defined under Federal income tax laws), you presently may not borrow from your vested account balance without first obtaining a prohibited transaction exemption from the Department of Labor. Participants should consult with their attorneys or tax advisors regarding the advisability and procedures for obtaining such an exemption. A loan may not be taken from the Real Estate Fund, or from the Guaranteed Rate Accounts prior to maturity. If a participant is married, written spousal consent will be required for a loan.

 Generally, the loan amount will be transferred from the investment options into a loan account. The participant must pay the interest as required by Federal income tax rules. If you fail to repay the loan when due, the amount of the unpaid balance may be taxable and subject to additional penalty taxes. Interest paid on a retirement plan loan is not deductible.

--------------------------------------------------------------------------------


 CHOOSING BENEFIT PAYMENT OPTIONS

 Benefit payments are subject to plan provisions.


 The Program offers a variety of benefit payment options. If you are a participant in a self-directed or individually- designed plan, ask your employer for details. Your plan may allow you a choice of one or more of the following forms of distribution:


    o   Qualified Joint and Survivor Annuity

    o   Lump Sum Payment

    o   Installment Payments

    o   Life Annuity

    o   Life Annuity - Period Certain

    o   Joint and Survivor Annuity

    o   Joint and Survivor Annuity - Period Certain

    o   Cash Refund Annuity

 All of these options can be either fixed or variable except for the Cash Refund Annuity and the Qualified Joint and Survivor Annuity which are fixed options only.

 -----------------------------------------------------------------------------
 The amount of each payment in a fixed option remains the same. Variable option payments change to reflect the investment performance of the Growth Equity Fund.
 -----------------------------------------------------------------------------

 See "Types of Benefits" in the SAI for detailed information regarding each of the benefit payout options, and "Procedures for Withdrawals, Distributions and Transfers" in the SAI.

 Fixed annuities are available from insurance companies selected by the Trustees. Upon request, we will provide fixed annuity rate quotes available from one or more such companies. Participants may instruct us to withdraw all or part of their account balance and forward it to the annuity provider selected. Once we have distributed that amount to the company selected, we will have no further responsibility to the extent of the distribution.

 We provide the variable annuity options. Payments under variable annuity options reflect investment performance of the Growth Equity Fund.


 The minimum amount that can be used to purchase any type of annuity is $5,000. In most cases an annuity administrative charge of $350 will be deducted from the amount used to purchase an annuity from Equitable Life. Annuities purchased from other providers may also be subject to fees and charges.


 SPOUSAL CONSENT

 If a participant is married and has an account balance greater than $5,000, Federal law generally requires payment of a Qualified Joint and Survivor Annuity payable to the participant for life and then to the surviving spouse for life, unless you and your spouse have properly waived that form of payment in advance. Please see "Spousal Consent Requirements" under "Types of Benefits" in the SAI.


 BENEFITS PAYABLE AFTER THE DEATH OF A PARTICIPANT

 If a participant dies before the entire benefit has been paid, the remaining benefits will be paid to the participant's beneficiary. If a participant dies before he or she is required to begin receiving benefits, the law generally requires the entire benefit to be distributed no more than five years after death. There are exceptions: (1) a beneficiary who is not the participant's spouse may elect payments over his or her life or a fixed period which does not exceed the beneficiary's life expectancy, provided payments begin within one year of death, (2) if the benefit is payable to the spouse, the spouse may elect to receive benefits over his or her life or a fixed period which does not exceed his/her life expectancy beginning any time up to the date the participant would have attained age 701|M/2 or, if later, one year after the participant's death, or (3) the spouse may be able to roll over all or part of the death benefit to a traditional individual retirement arrangement. If, at death, a participant was already receiving benefits, the beneficiary can continue to receive benefits based on the payment option selected by the participant, subject to the Federal income tax minimum distribution rules. To designate a beneficiary or to change an earlier designation, a participant must have the employer send us a beneficiary designation form. In some cases, the

--------------------------------------------------------------------------------

 spouse must consent in writing to a designation of any non-spouse beneficiary, as explained in "Spousal Consent Requirements" under "Types of Benefits" in the SAI.


 Under the Master Plan, on the day we receive proof of death, we automatically transfer the participant's account balance in the Equity Index Fund or the Lifecycle Funds to the Money Market Guarantee Account unless the beneficiary gives us other written instructions.

                                                                             23
5
The Program

--------------------------------------------------------------------------------


 The American Dental Association Members Retirement Program consists of several types of retirement plans and two retirement plan Trusts, the Master Trust and the Pooled Trust. Each of the Trusts invests exclusively in the group annuity contracts described in this prospectus. The Program is sponsored by the ADA, and the Trustees under the Master and Pooled Trusts are the members of the Council on Insurance of the ADA (the "Trustees"). The Program had 25,284 participants and $1.4 billion in assets at December 31, 1998.


 This section explains the ADA Program in further detail. It is intended for employers who wish to enroll in the Program, but contains information of interest to participants as well. You should, of course, understand the provisions of your plan and the Participation Agreement that define the scope of the Program in more specific terms. References to "you" and "your" in this section are to you in your capacity as an employer.



 ELIGIBLE EMPLOYERS

 You can adopt the Program if you or at least one of your partners or other shareholders is a member of: (1) the ADA, (2) a constituent or component society of the ADA, or (3) an ADA-affiliated organization. Participation by an affiliated organization must first be approved by the ADA's Council on Insurance. Certain Code limitations will apply to constituent or component societies.

 Our Retirement Program Specialists are available to answer your questions about joining the Program. Please contact us by using the telephone number or addresses listed under "How To Reach Us - Information on Joining the Program" on the back cover of the prospectus.


 SUMMARY OF PLAN CHOICES


 You have a choice of three retirement plan arrangements under the Program. You can:

    o Choose, the Master Plan - which automatically gives you a full range of services from Equitable Life. These include your choice of the Program investment options, plan-level and participant-level recordkeeping, benefit payments and tax withholding and reporting. Under the Master Plan employers adopt our Master Trust and your only investment choices are from the Investment Options.

 -----------------------------------------------------------------------------
 The Master Plan is a defined contribution master plan that can be adopted as a profit sharing plan (including optional 401(k), SIMPLE 401(k) and safe harbor 401(k) features), a defined contribution pension plan, or both.
 -----------------------------------------------------------------------------

    o Choose the SELF-DIRECTED PROTOTYPE PLAN - which gives you added flexibility in choosing investments. This is a defined contribution prototype plan which can be used to combine the Program investment options with your own individual investments such as stocks and bonds. With this plan you must adopt our Pooled Trust and maintain a minimum balance of $25,000 at all times.


        You must arrange separately for plan level accounting and brokerage services. We provide recordkeeping services only for plan assets held in the Pooled Trust. You can use any plan recordkeeper or you can arrange through us to hire Trust Consultants, Inc. at a special rate. You can also arrange through us brokerage services from our affiliate, DLJ Direct, at special rates or use the services of any other broker.
 -----------------------------------------------------------------------------

 The Pooled Trust is an investment vehicle used with individually designed qualified retirement plans. It can be used for both defined contribution and defined benefit plans. We provide recordkeeping services for plan assets held in the Pooled Trust.
 -----------------------------------------------------------------------------


    o Maintain your own INDIVIDUALLY DESIGNED PLAN - and use our Pooled Trust for investment options in the Program and your own individual investments. The Pooled Trust is for investment only and can be used for both defined benefit and defined contribution plans. We provide participant-level or plan-level recordkeeping services for plan assets in the Pooled Trust.

--------------------------------------------------------------------------------

 Choosing the right plan depends on your own set of circumstances. We recommend that you review all plan, trust, participation and related agreements with your legal and tax counsel.



 GETTING STARTED


 If you choose the Master Plan, you must complete a Participation Agreement. If you have your own individually designed plan and wish to use the Pooled Trust as an investment vehicle, the trustee of your plan must complete a Participation Agreement.

 If you choose the Self-Directed Prototype Plan, you must complete the Prototype Plan adoption agreement as well as a Participation Agreement in order to use the Pooled Trust.

 As an employer, you are responsible for the administration of the plan you choose. If you have a Self-Directed Prototype Plan, you are also responsible for appointing a plan trustee. Please see "Your Responsibilities as Employer" in the SAI.



 HOW TO MAKE PROGRAM CONTRIBUTIONS

 Contributions must be in the form of a check drawn on a bank in the U.S. clearing through the Federal Reserve System, in U.S. dollars, and made payable to The ADA Retirement Trust. All contribution checks should be sent to Equitable Life at the address shown "For Contribution Checks Only" in the "Information Once You Join the Program" section under "How to Reach Us" on the back cover of this prospectus. Third party checks are not acceptable, except for rollover contributions, tax-free exchanges or trustee checks that involve no refund. All checks are subject to collection. We reserve the right to reject a payment if it is received in an unacceptable form.


 All contributions must be accompanied by a Contribution Remittance form which designates the amount to be allocated to each participant by contribution type. Contributions are normally credited on the business day that we receive them, provided the remittance form is properly completed. Contributions are only accepted from the employer. Employees may not send contributions directly to the Program.

 There is no minimum amount which must be contributed for investment if you adopt the Master Plan, or if you have your own individually designed plan that uses the Pooled Trust. If you adopt our self-directed prototype plan, you must, as indicated above, keep at least $25,000 in the Pooled Trust at all times.



 ALLOCATING PROGRAM CONTRIBUTIONS


 Under the Master Plan participants make all of the investment decisions.

 Investment decisions in the Self-Directed Prototype Plan and individually designed plans are made either by the participant or by the plan trustees depending on the terms of the plan.

 Participants may allocate contributions among any number of Program investment options. Allocation instructions can be changed at any time. IF WE DO NOT RECEIVE ADEQUATE INSTRUCTIONS, WE WILL ALLOCATE YOUR CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT UNTIL WE ARE PROPERLY INSTRUCTED OTHERWISE.


 WHEN TRANSACTION REQUESTS ARE EFFECTIVE. Contributions, as well as transfer requests and allocation changes (not including GRA maturity allocation changes discussed in the SAI), are effective on the business day they are received. In-service distribution requests are also effective on the business day they are received unless, as in the Master Plan, there are plan provisions to the contrary. Transaction requests received after the end of a business day will be credited the next business day. Processing of any transaction may be delayed if a properly completed form is not received.

 Trustee-to-trustee transfers of plan assets are effective the business day after we receive all items we require, including check and mailing instructions, and the new or amended plan opinion/IRS determination letter or adequate proof of this letter.

--------------------------------------------------------------------------------


 DISTRIBUTIONS FROM THE INVESTMENT OPTIONS

 Keep in mind two sets of rules when considering distributions or withdrawals from the Program. The first are rules and procedures that apply to the investment options, exclusive of the provisions of your plan. We discuss those in this section. The second are rules specific to your plan. We discuss those "Rules Applicable to Participant Distributions" below. Certain plan distributions may be subject to Federal income tax, and penalty taxes. See "Tax Information."


 AMOUNTS IN THE EQUITY INDEX FUND AND LIFECYCLE FUNDS. These are generally available for distribution at any time, subject to the provisions of your plan. However, there may be a delay for withdrawals from these Funds if there is any delay in redemptions from the related Underlying Mutual Fund, or with respect to the Lifecycle Funds, from the Lifecycle Fund Group Trusts in which they invest.

 Payments or withdrawals and application of proceeds to an annuity ordinarily will be made promptly upon request in accordance with plan provisions. However, we can defer payments, applications and withdrawals for any period during which the New York Stock Exchange is closed for trading, sales of securities are restricted or determination of the fair market value of assets is not reasonably practicable because of an emergency.



 RULES APPLICABLE TO PARTICIPANT DISTRIBUTIONS


 In addition to our own procedures, distribution and benefit payment options under a tax qualified retirement plan are subject to complicated legal requirements. A general explanation of the federal income tax treatment of distributions and benefit payment options is provided in "Tax Information" in this prospectus and the SAI. You should discuss your options with a qualified financial advisor. Our Account Executives also can be of assistance.

 In general, under the Master Plan or our Self-Directed Prototype Plan, participants are eligible for benefits upon retirement, death or disability, or upon termination of employment with a vested benefit. Participants in an individually designed plan are eligible for retirement benefits depending on the terms of their plan. See "Benefit Payment Options" under "Transfers and Access to Your Money," and "Tax Information" for more details. For participants who own more than 5% of the business, benefits must begin no later than April 1 of the year after the participant reaches age 701|M/2. For all other participants, distribution must begin by April 1 of the later of the year after attaining age 701|M/2 or retirement from the employer sponsoring the plan.

 Under the Master Plan, self-employed persons may generally not receive a distribution prior to age 591|M/2, and employees generally may not receive a distribution prior to a separation from service.

6                                                                           26
Performance information

--------------------------------------------------------------------------------

 The investment performance of the Equity Index Fund and Lifecycle Funds reflects changes in unit values experienced over time. The unit value calculations for the Funds include all earnings, including dividends and realized and unrealized capital gains. Unlike the typical mutual fund, the Funds reinvest, rather than distribute, their earnings.

 The following tables show the annual percentage change in Fund unit values, and the average annual percentage change in Fund unit values, for the appropriate period ended December 31, 1998. You may compare the performance results for each Fund with the data presented for certain unmanaged market indices, or "benchmarks."

 Performance data for the benchmarks do not reflect any deductions for investment advisory, brokerage or other expenses of the type typically associated with an actively managed investment fund. This overstates their rates of return and limits the usefulness of the benchmarks in assessing the performance of the Funds. The benchmark results have been adjusted to reflect reinvestment of dividends and interest for greater comparability. The benchmarks are:


    o Standard and Poor's 500 Index ("S&P 500") - a weighted index of the securities of 500 companies widely regarded by investors as representative of the stock market.

    o Russell 2000 Index ("Russell 2000") - a broadly diversified small capitalization index of the approximately 2,000 smallest stocks within the Russell 3000 Index. The Russell 3000 Index consists of the largest 3,000 publicly traded stocks of U.S. domiciled corporations and includes large, medium and small capitalization stocks.

    o Morgan Stanley Capital International EAFE Index ("EAFE") - an index of the securities of over 1,000 companies traded on the markets of Europe, Australia, New Zealand and the Far East.

    o Lehman Government/Corporate Bond Index ("Lehman") - an index widely regarded as representative of the bond market.

    o Salomon Brothers 3-Month T-Bill Index ("Salomon 3 Mo. T-Bill") - an index of direct obligations of the U.S. Treasury which are issued in maturities between 31 and 90 days.


    o Consumer Price Index (Urban Consumers - not seasonally adjusted) ("CPI") - an index of inflation that can be used as a non-securities benchmark.

 The annual percentage change in unit values represents the percentage increase or decrease in unit values from the beginning of one year to the end of that year. The average annual rates of return are time-weighted, assume an investment at the beginning of each period, and include the reinvestment of investment income.

 Historical results are presented for the Funds for the periods during which the Funds were available under the Program. Hypothetical results were calculated for prior periods. For the Equity Index Fund, no results are presented for periods prior to 1993, as the SSgA S&P 500 Index Fund began operations during 1992. 1995 performance data for the Lifecycle Funds is shown for the period when the Funds commenced operations on May 1, 1995 through December 31, 1995.


 THE PERFORMANCE SHOWN DOES NOT REFLECT ANY RECORD MAINTENANCE AND REPORT OR ENROLLMENT FEES. NO PROVISIONS HAVE BEEN MADE FOR THE EFFECT OF TAXES ON INCOME AND GAINS OR UPON DISTRIBUTION. PAST PERFORMANCE IS NOT AN INDICATION OF FUTURE PERFORMANCE.

--------------------------------------------------------------------------------

ANNUAL PERCENTAGE CHANGE IN FUND

UNIT VALUES




------------------------------------------------------------------------------------------------------------------------------
                          LIFECYCLE      LIFECYCLE                                                         SALOMON
            EQUITY        FUND -          FUND -          S&P        RUSSELL                               3 MO.
           INDEX*      CONSERVATIVE      MODERATE         500         2000          EAFE       LEHMAN      T-BILL        CPI
------------------------------------------------------------------------------------------------------------------------------
1998         27.2%          10.2%           15.1%         28.6%       -2.6%        20.0%        9.5%         5.1%        1.8%
1997         31.7            9.9            16.1          33.4        22.4          1.8         9.8          5.2         1.9
1996         21.3            4.3            10.6          23.0        16.5          6.1         2.9          5.3         3.3
1995         35.1            5.9            10.1          37.5        28.4         11.2        19.2          5.7         2.9
1994          0.7              -               -           1.3         1.8          7.8        -3.5          4.2         2.7
1993          6.4              -               -          10.0        18.9         32.6        11.0          3.1         2.7
1992            -              -               -           7.6        18.4        -12.2         7.6          3.6         2.9
1991            -              -               -          30.5        46.1         12.5        16.1          5.8         3.0
1990            -              -               -           3.1        19.5        -23.2         8.3          7.9         6.2
1989            -              -               -          31.7        16.3         10.8        14.2          8.7         4.6
------------------------------------------------------------------------------------------------------------------------------


AVERAGE ANNUAL PERCENTAGE CHANGE IN
FUND UNIT VALUES - YEARS ENDING
DECEMBER 31, 1998




----------------------------------------------------------------------------------------------------------------
                     LIFECYCLE      LIFECYCLE                                             SALOMON
          EQUITY       FUND -        FUND -       S&P      RUSSELL                          3 MO.
          INDEX*    CONSERVATIVE    MODERATE      500       2000        EAFE     LEHMAN    T-BILL      CPI
----------------------------------------------------------------------------------------------------------------
1 Year     27.2%      10.2%          15.1%        28.6%       -2.6%     20.0%      9.5%      5.1%      1.8%
3 Years    26.6        8.1           13.9         28.2       11.6        9.0       7.3       5.2       2.2
5 Years    22.6       N/A            N/A          24.1       11.9        9.2       7.3       5.1       2.4
10 Years   N/A        N/A            N/A          19.2       12.9        2.9       9.3       5.5       3.1
----------------------------------------------------------------------------------------------------------------



* Hypothetical results, in bold, are based on underlying mutual fund performance before the inception of the respective Funds.


HOW WE CALCULATE PERFORMANCE DATA


The Equity Index Fund began operations as Separate Account No. 195 on February 1, 1994. For prior periods hypothetical results are shown. The results reflect the actual performance of SSgA S&P 500 Index Fund beginning with 1993, the first full year after that mutual fund began operations. For these hypothetical calculations we have applied the Program expense charge during those periods plus .15% in estimated other expenses to the historical investment experience of the SSgA S&P 500 Index Fund.

The Lifecycle Fund - Conservative and the Lifecycle Fund - Moderate performance shown reflects actual investment performance of Separate Account No. 197 and Separate Account No. 198 for the period beginning May 1, 1995, when the Funds commenced operations.

7                                                                          28
Charges and expenses

--------------------------------------------------------------------------------

 You will incur two general types of charges under the
 Program:


 o Charges based on the value of your assets in the Program - these apply to all amounts invested in the Program (including installment payout option payments), and do not vary by plan. These are, in general, reflected as reductions in the unit values of the Equity Index Fund and Lifecycle Funds.


 o Plan and transaction charges - these vary by plan or are charged for specific transactions, and are typically stated in a dollar amount. Unless otherwise noted, these are deducted in fixed dollar amounts by reducing the number of units in the Equity Index Fund and Lifecycle Funds.


 We make no deduction from your contributions or withdrawals for sales expenses.


 CHARGES BASED ON AMOUNTS INVESTED IN THE PROGRAM


 PROGRAM EXPENSE CHARGE


 We assess the Program expense charge against the combined value of Program assets in all the investment options. The purpose of this charge is to cover the expenses that we and the ADA incur in connection with the Program.




------------------------------------------------------------------------
                                   ANNUAL PROGRAM EXPENSE CHARGE*
------------------------------------------------------------------------
 VALUE OF PROGRAM ASSETS    EQUITABLE LIFE         ADA         TOTAL
------------------------------------------------------------------------
 First $400 million            .620%              .025%        .645%
 Over $400 million             .620               .020         .640
------------------------------------------------------------------------



* The Program expense charge is determined by negotiation between us and the Trustees. The charge is primarily based on a formula that gives effect to total Program assets and the number of plans enrolled in the Program. Currently, the portion paid to the ADA has been reduced to 0.015% for all asset levels, but the ADA's portion could be increased in the future. For the 12 months beginning May 1, 1998, the total Program expense charge is 0.635%.


 For investment options other than GRAs, the Program expense charge is calculated based on Program assets on January 31 in each year, and is charged at a monthly rate of 1|M/12 of the relevant annual charge. For a description of the Program expense charge as it relates to the Guaranteed Rate Accounts, please refer to our separate prospectus for the other Investment Options in the Program.


 We apply our portion of the Program expense charge toward the cost of maintenance of the investment options, promotion of the Program, commissions, administrative costs, such as enrollment and answering participant inquiries, and overhead expenses such as salaries, rent, postage, telephone, travel, legal, actuarial and accounting costs, office equipment and stationery. The ADA's part of this fee covers developmental and administrative expenses incurred in connection with the Program. The ADA Trustees can direct us to raise or lower the ADA's part of this fee to reflect their expenses in connection with the Program. During 1998 we received $8,354,823 and the ADA received $173,712 under the Program expense charge.


 ADMINISTRATION FEES


 The computation of unit values for each investment fund also reflects fees charged for administration. We receive an administrative fee at the annual rate of .15% of assets held in the Equity Index Fund and Lifecycle Funds. As part of our administrative functions, we maintain records for all portfolio transactions and cash flow control, calculate unit values, monitor compliance with the New York Insurance Law and supervise custody matters for all these Funds.



 OTHER EXPENSES BORNE BY THE FUNDS


 Certain other expenses are charged directly to the Equity Index Fund and Lifecycle Funds. These include SEC filing fees and certain related expenses such as printing of SEC filings, prospectuses and reports, mailing costs, custodians' fees, financial accounting costs, outside auditing and legal expenses, and other costs related to the Program.

 The Equity Index Fund purchases and redeems shares in the SSgA S&P 500 Index Fund at net asset value. The net asset value reflects charges for management, audit, legal,

--------------------------------------------------------------------------------

 shareholder services, transfer agent and custodian fees. For a description of charges and expenses assessed by the SSgA S&P 500 Index Fund, which are indirectly borne by the Fund, please refer to the prospectus for the SSgA S&P 500 Index Fund.


 The Lifecycle Funds - Conservative and Moderate purchase and redeem units in the Lifecycle Fund Group Trusts - Conservative and Moderate, respectively, at net asset value. The net asset value reflects charges for investment management, audit, legal, custodian and other fees. By agreement with the ADA Trustees, we impose a charge at the annual rate of .03% of the value of the respective assets of the Lifecycle Funds - Conservative and Moderate. This charge compensates us for additional legal, accounting and other potential expenses resulting from the inclusion of the Lifecycle Fund Group Trusts and Underlying State Street Funds among the investment options described in this prospectus. For a description of charges and expenses assessed by the Lifecycle Fund Group Trusts, which are indirectly borne by the Lifecycle Funds, see "Deductions and Charges Related to the Lifecycle Trusts and Underlying State Street Fund," below.


 PLAN AND TRANSACTION EXPENSES


 ADA RETIREMENT PLAN, PROTOTYPE SELF-DIRECTED PLAN AND INDIVIDUALLY-DESIGNED PLAN FEES


 RECORD MAINTENANCE AND REPORT FEE. At the end of each calendar quarter, we deduct a record maintenance and report fee from each participant's Account Balance. This fee is:

 --------------------------------------------------------------
 ADA Members Retirement Plan participants      $3 per quarter

 Self-Directed Prototype Plan participants     $3 per quarter

 Investment Only                               $1 per quarter
 --------------------------------------------------------------

 ENROLLMENT FEE. We charge an employer a non-refundable enrollment fee of $25 for each participant enrolled under its plan. If we do not maintain individual participant records under an individually-designed plan, we instead charge the employer $25 for each plan or trust. If the employer fails to pay these charges, we may deduct the amount from subsequent contributions or from participants' account balances.

 PROTOTYPE SELF-DIRECTED PLAN FEES. Employers who participate in our Prototype Self-Directed Plan incur additional fees not payable to us, such as brokerage and administration fees.


 INDIVIDUAL ANNUITY CHARGES

 ANNUITY ADMINISTRATIVE CHARGE. If a participant elects a variable annuity payment option, we deduct a $350 charge from the amount used to purchase the annuity. This charge reimburses us for administrative expenses associated with processing the application for the annuity and issuing each month's annuity payment. The minimum amount that can be converted to an annuity, so that the charge would apply, is $5,000. Annuities purchased from other providers may also be subject to fees and charges.

 CHARGE FOR APPLICABLE TAXES. In certain jurisdictions, amounts used to purchase an annuity are subject to charges for premium or other applicable taxes (rates currently range up to 2%). Taxes depend, among other things, on your place of residence, applicable laws and the form of annuity benefit you select. We will deduct such charges based on your place of residence at the time the annuity payments begin.


 GENERAL INFORMATION ON FEES AND CHARGES

 We may change the fees and charges described above at any time with the ADA's consent. During 1998 we received total fees and charges under the Program of $11,844,736.



 DEDUCTIONS AND CHARGES RELATED TO THE LIFECYCLE TRUSTS AND UNDERLYING STATE STREET FUNDS

 In addition to the generally applicable Program fees and charges that we impose, State Street imposes fees and charges for providing investment management services, and custodial services, and for other expenses incurred in connection with operating the Lifecycle Fund Group Trusts and the Underlying State Street Funds. State Street deducts

--------------------------------------------------------------------------------


 these fees from the assets of the Lifecycle Fund Group Trusts in which the Lifecycle Funds invest, or the Underlying State Street Funds in which the Lifecycle Fund Group Trusts invest.

 INVESTMENT MANAGEMENT FEE. Each Lifecycle Trust pays State Street a fee equal to .17% of the average annual net assets of each Lifecycle Trust for providing investment management services to the Trusts. No fee is paid to State Street for managing the assets of the Underlying State Street Funds with respect to investments made in such Fund by each Lifecycle Fund Group Trust. State Street may receive fees for managing the assets of other collective investment funds in which the Funds may invest on a temporary basis, and for managing the mutual funds in which assets of the Underlying State Street Funds may be invested. State Street has agreed to reduce its management fee charged to each of the Lifecycle Trusts to offset any management fees State Street receives attributable to the Trusts' investment in such other collective investment funds and mutual funds.

 FIXED ADMINISTRATION FEE. State Street also makes a deduction from the assets of each Lifecycle Fund Group Trust to compensate it for providing various recordkeeping and accounting services to such Trust and for periodically rebalancing the assets of each Trust to conform to the target percentage weightings for the Trust. This fee is currently fixed at $12,000 per year for each Trust.

 OTHER EXPENSES. Certain costs and expenses are charged directly to the Lifecycle Fund Group Trusts. These include legal and audit expenses and costs related to providing educational and other materials to ADA Program participants about the Lifecycle Fund investment options. In addition, participants indirectly incur expenses for audit and custodial services provided to the Underlying State Street Funds. State Street serves as custodian to each of these Funds.

8                                                                             31
Tax information


--------------------------------------------------------------------------------


 In this section, we briefly outline current federal income tax rules relating to adoption of the Program, contributions to the Program and distributions to participants under qualified retirement plans. Certain other information about qualified retirement plans appears here and in the SAI. We do not discuss the effect, if any, of state tax laws that may apply.


 The United States Congress has in the past considered and may in the future consider proposals for legislation that, if enacted, could change the tax treatment of qualified retirement plans. In addition, the Treasury Department may amend existing regulations, issue new regulations, or adopt new interpretations of existing laws. State tax laws or, if you are not a United States resident, foreign tax laws, may affect the tax consequences to you or the beneficiary. These laws may change from time to time without notice and, as a result, the tax consequences may also change. There is no way of predicting whether, when or in what form any such change would be adopted.


 Any such change could have retroactive effects regardless of the date of enactment. We suggest you consult your legal or tax adviser.

 Because you are buying a contract to fund a retirement plan that already provides tax deferral under Federal income tax rules, you should do so for the contract's features and benefits other than tax deferral. The tax deferral of the contract does not provide additional benefits.



 INCOME TAXATION OF DISTRIBUTIONS TO QUALIFIED PLAN PARTICIPANTS

 In this section, the word "you" refers to the plan participant.

 Amounts distributed to a participant from a qualified plan are generally subject to federal income tax as ordinary income when benefits are distributed to you or your beneficiary. Generally speaking, only your post-tax contributions, if any, are not taxed when distributed.


 LUMP SUM DISTRIBUTIONS. If we distribute your benefits to you in a lump sum after you have participated in the plan for at least five taxable years, you may be able to use five-year averaging. Under this method, you calculate the tax on the lump sum distribution separately from taxes on any other income you may have during the year. You calculate the tax at ordinary income tax rates in the year of the distribution, but as if it were your only income in each of five years. The tax payable is the sum of the five years' calculations. To qualify for five-year averaging, the distribution must consist of your entire balance in the plan and must occur in one taxable year after you have attained age 59 1/2. Five-year averaging is available only for one lump sum distribution.


 If you were born before 1936, you may elect to have special rules apply to one lump sum distribution. You may elect either ten-year averaging using 1986 rates or five-year averaging using then current rates. In addition, you may elect separately to have the portion of your distribution attributable to pre-1974 contributions taxed at a flat 20% rate.

 Effective January 1, 2000, you may no longer use five year averaging on lump sum distributions.


 ELIGIBLE ROLLOVER DISTRIBUTIONS. Many types of distributions from qualified plans are "eligible rollover distributions" that can be transferred directly to another qualified plan or traditional individual retirement arrangement ("IRA"), or rolled over to another plan or IRA within 60 days of the receipt of the distribution. If a distribution is an "eligible rollover distribution," 20% mandatory Federal income tax withholding will apply unless the distribution is directly transferred to a qualified plan or IRA. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI for a more detailed discussion.

 ANNUITY OR INSTALLMENT PAYMENTS. Each payment you receive is ordinary income for tax purposes, except where you have a "cost basis" in the benefit. Your cost basis is equal to the amount of your post-tax employee contributions, plus any employer contributions you had to include in gross income in prior years. You may exclude from gross income a portion of each annuity or installment payment you receive. If you (and your survivor) continue to receive payments after you have received your cost basis in the contract, all amounts will be taxable.

--------------------------------------------------------------------------------


 IN-SERVICE WITHDRAWALS. Some plans allow in-service withdrawals of after-tax contributions. The portion of each withdrawal attributable to cost basis is not taxable. The portion of each withdrawal attributable to earnings is taxable. Withdrawals are taxable only after they exceed your cost basis if they are attributable to your pre-January 1, 1987 contributions under plans that permitted those withdrawals as of May 5, 1986. Amounts that you include in gross income under this rule may also be subject to the additional 10% penalty tax on premature distributions described below. In addition, 20% mandatory Federal income tax withholding may also apply.

 PREMATURE DISTRIBUTIONS. You may be liable for an additional 10% penalty tax on all taxable amounts distributed before age 59 1/2 unless the distribution falls within a specified exception or is rolled over into an IRA or other qualified plan.


 The exceptions to the penalty tax include (a) distributions made on account of your death or disability,
 (b) distributions beginning after separation from service in the form of a life annuity or installments over your life expectancy (or the joint lives or life expectancies of you and your beneficiary), (c) distributions due to separation from active service after age 55 and (d) distributions you use to pay deductible medical expenses.


 WITHHOLDING. In almost all cases, 20% mandatory income tax withholding will apply to all "eligible rollover distributions" that are not directly transferred to a qualified plan or IRA. If a distribution is not an eligible rollover distribution, the recipient may elect out of withholding. The rate of withholding depends on the type of distribution. See "Eligible Rollover Distributions and Federal Income Tax Withholding" in the SAI. Under the ADA Master Retirement Plan, we will withhold the tax and send you the remaining amount. Under an individually designed plan or our prototype self-directed plan we will pay the full amount of the distribution to the plan's trustee. The trustee is then responsible for withholding Federal income tax upon distributions to you or your beneficiary.

 OTHER TAX CONSEQUENCES. Federal estate and gift taxes, state and local estate and inheritance taxes, and other tax consequences of participation in the Program, depend on the residence and the circumstances of each participant or beneficiary. For complete information on Federal, state, local and other tax considerations, you should consult a qualified tax advisor.

9
More information


--------------------------------------------------------------------------------


 ABOUT PROGRAM CHANGES OR TERMINATIONS


 AMENDMENTS. The group annuity contract has been amended in the past and we and the Trustees may agree to amendments in the future. No future change can affect annuity benefits in the course of payment. If certain conditions are met, we may: (1) terminate the offer of any of the investment options and (2) offer new investment options with different terms.

 TERMINATION. We or the ADA Trustees may terminate the group annuity contract. If the contract is terminated, we will not accept any further contributions or perform any recordkeeping functions after the date of termination. We then would make arrangements with the ADA Trustees with respect to the assets held in the investment options that we provide, subject to the following:

 o transfers and withdrawals from the Real Estate Fund would continue to be subject to the restrictions described in this prospectus and in the SAI;

 o the ADA Trustees could transfer assets from the Money Market Guarantee Account in installments over a period of time not to exceed two years; however, during that time participants would be permitted to make transfers to funding vehicles provided by another financial institution (other than a money market fund or similar investment); and

 o amounts allocated to the GRAs would be held until maturity.

 If the ADA Trustees make arrangements with us, you may be able to continue to invest amounts in the investment options that we provide and elect payment of benefits through us.

 AGREEMENT WITH STATE STREET. We and State Street have entered into an Agreement with respect to various administrative, procedural, regulatory compliance and other matters relating to the availability of the Lifecycle Fund Group Trusts and Underlying State Street Funds in the ADA Program through the Lifecycle Funds. The Agreement does not contain an expiration date and is intended to continue in effect indefinitely. However, under the terms of the Agreement, we may terminate it upon three months prior written notice to State Street, and State Street may terminate it upon six months prior written notice to us. In the event of a termination of the Agreement, State Street has the right, upon four months' prior notice to us, to require the redemption of all units of the Lifecycle Fund Group Trusts held by the Lifecycle Funds. Should we receive notice of a required redemption, we will advise you promptly in order to allow you adequate time to transfer to one or more of the other Investment Options.



 IRS DISQUALIFICATION


 If your plan is found not to qualify under the Internal Revenue Code, we may:
 (1) return the plan's assets to the employer (in our capacity as the plan administrator) or (2) prevent plan participants from investing in the separate accounts.


 ABOUT THE SEPARATE ACCOUNTS

 Each investment fund is one of our separate accounts. We established the separate accounts under special provisions of the New York Insurance Law. These provisions prevent creditors from any other business we conduct from reaching the assets we hold in our investment funds for owners of our variable annuity contracts, including our group annuity contracts with the ADA Trustees. The results of each separate account's operations are accounted for without regard to Equitable Life's, or any other separate account's, operating results. We are the legal owner of all of the assets in the separate accounts and may withdraw any amounts we have in the separate accounts that exceed our reserves and other liabilities under variable annuity contracts.

 The separate accounts that we call the Equity Index Fund and Lifecycle Funds commenced operations on 1994 and 1995, respectively. Because of exclusionary provisions, none of the investment funds is subject to regulation under the Investment Company Act of 1940. The Equity Index Fund and Lifecycle Funds are used exclusively in the ADA Program.

--------------------------------------------------------------------------------

 ABOUT STATE STREET


 State Street, is one of the world's leading specialists in serving institutional investors, providing a full range of products and services. As of December 31, 1998, State Street was the largest manager of pension assets with $520.0 billion under management.


 State Street is subject to supervision and examination by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, and the Massachusetts Commissioner of Banks. This, however, does not provide any protection against loss that may be experienced as a result of an investment in the Trusts. Further, State Street is required to comply with ERISA, to the extent applicable, in connection with the administration of the Program.


 TAX STATUS OF THE LIFECYCLE FUND GROUP TRUSTS AND UNDERLYING FUNDS. Each Trust is a tax-exempt group trust established pursuant to Revenue Ruling 81-100. As a tax-exempt group trust, each Trust is not subject to federal income tax unless the Trust generates unrelated business taxable income as defined in the Code ("UBTI"). It is the policy of State Street not to invest any portion of the assets of a Trust in a manner that will generate UBTI. If State Street determines, however, that a proposed investment cannot be structured to avoid UBTI and that the projected after-tax return on that investment is sufficient to justify the making of such investment, then State Street may elect to make that investment. In the unlikely event that any UBTI is incurred by a Trust, it is anticipated that any tax thereon would be reported and paid by the Trust as an expense of such Trust.


 ABOUT OUR YEAR 2000 PROGRESS

 Equitable Life relies upon various computer systems in order to administer your policy and operate the investment options. Some of these systems belong to service providers who are not affiliated with Equitable Life.

 In 1995, Equitable Life began addressing the question of whether its computer systems would recognize the Year 2000 before, on or after January 1, 2000, and Equitable has identified those of its systems critical to business operations that were not Year 2000 compliant. By year end 1998, the work of modifying or replacing non-compliant systems was substantially completed. Equitable Life has begun comprehensive testing of its Year 2000 compliance and expects that the testing will be substantially completed by June 30, 1999. Equitable Life has contacted third-party service providers to seek confirmations that they are acting to address the Year 2000 issue with the goal of avoiding any material adverse effect on services provided to policyowners and on operations of the investment options. Most third-party service providers have provided Equitable Life confirmations of their Year 2000 compliance. Equitable Life believes it is on schedule for substantially all such systems and services, including those considered to be mission-critical, to be confirmed as Year 2000 compliant, renovated, replaced or the subject of contingency plans, by June 30, 1999, except for one investment accounting system which is scheduled to be replaced by August 31, 1999 and confirmed as Year 2000 compliant by September 30, 1999. Additionally, Equitable Life will be supplementing its existing business continuity and disaster recovery plans to cover certain categories of contingencies that could arise as a result of Year 2000 related failures. Year 2000 specific contingency plans are anticipated to be in place by June 30, 1999.

 There are many risks associated with Year 2000 issues, including the risk that Equitable Life's computer systems will not operate as intended. Additionally, there can be no assurance that the systems of third parties will be Year 2000 compliant. Any significant unresolved difficulty related to the Year 2000 compliance initiatives could result in an interruption in, or a failure of, normal business operations and, accordingly, could have a material adverse effect on our ability to administer your policy and operate the investment options.

 To the fullest extent permitted by law, the foregoing Year 2000 discussion is a "Year 2000 Readiness Disclosure" within the meaning of The Year 2000 Information and Readiness Disclosure Act, 15 U.S.C. Sec. 1 (1998).

--------------------------------------------------------------------------------


 ABOUT LEGAL PROCEEDINGS


 Equitable Life and its affiliates are parties to various legal proceedings. In our view, none of these proceedings is likely to have a material adverse effect upon the separate accounts, our ability to meet our obligations under the Program, or the distribution of group annuity contract interests under the Program.


 State Street is engaged in litigation of various kinds which in its judgment is not of material importance in relation to its total assets. None of the litigation now in progress is expected to affect any assets of the Equity Index Fund or the Lifecycle Funds or the Lifecycle Group Trusts or the Underlying State Street Funds in which the Lifecycle Trusts invest.


 ABOUT OUR INDEPENDENT ACCOUNTANTS

 The following financial statements included in the SAI as well as the following condensed financial information included in the prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP given on the authority of said firm as experts in auditing and accounting:


 o The financial statements for Separate Accounts 195, 197 and 198 as of December 31, 1998 and for each of the two years in the period then ended.

 o The financial statements for Equitable Life as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998.

 o The condensed financial information for Separate Account 195 for each of the five years in the period ended December 31, 1998.


 o The condensed financial information for Separate Accounts 197 and 198 for each of the four years in the period ended December 31, 1998.

 o The following financial statements as of December 31, 1998 and for each of the two years in the period then ended:

    o State Street Bank and Trust Company Lifecycle Fund Group Trust - Conservative

    o State Street Bank and Trust Company Lifecycle Fund Group Trust -
      Moderate

    o State Street Bank and Trust Company S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Index Fund with Futures

    o State Street Bank and Trust Company Russell 2000 Fund and State Street Bank and Trust Company Russell 2000 Non-Lending Fund

    o State Street Bank and Trust Company Daily EAFE Securities Lending Fund and State Street Bank and Trust Company Daily EAFE Non-Lending Fund

    o State Street Bank and Trust Company Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Europe Index Fund

    o State Street Bank and Trust Company Daily MSCI Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Japan Index Fund

    o State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Fund

    o State Street Bank and Trust Company Daily Government/Corporate Bond Fund


    o State Street Bank and Trust Company Short Term Investment Fund

--------------------------------------------------------------------------------


 o The condensed financial information for each of the four years in the period ended December 31, 1998 for the following Trusts:

    o State Street Bank and Trust Company Lifecycle Fund Group Trust - Conservative

    o State Street Bank and Trust Company Lifecycle Fund Group Trust -
      Moderate

 o The condensed financial information for each of the seven years in the period ended December 31, 1998 for the following:

    o State Street Bank and Trust Company S&P 500 Flagship Fund

    o State Street Bank and Trust Company Russell 2000 Fund

    o State Street Bank and Trust Company Short Term Investment Fund

 o The condensed financial information for each of the six years in the period ended December 31, 1998 for the following:

    o State Street Bank and Trust Company Daily EAFE Non-Lending Fund

    o State Street Bank and Trust Company Daily Government/Corporate Bond Fund



 REPORTS WE PROVIDE AND AVAILABLE INFORMATION


 We send reports annually to employers showing the aggregate Account Balances of all participants and information necessary to complete annual IRS filings.


 As permitted by the SEC's rules, we omitted certain portions of the registration statement filed with the SEC from this prospectus and the SAI. You may obtain the omitted information by: (1) requesting a copy of the registration statement from the SEC's principal office in Washington, D.C., and paying prescribed fees, or (2) by accessing the EDGAR Database at the SEC's web site at http://www.sec.gov.


 ACCEPTANCE

 The employer or plan sponsor, as the case may be: (1) is solely responsible for determining whether the Program is a suitable funding vehicle and (2) should carefully read the prospectus and other materials before entering into a Participation Agreement.

Appendix I: Selected financial data and condensed financial information



--------------------------------------------------------------------------------


SELECTED FINANCIAL DATA



LIFECYCLE FUND GROUP TRUSTS


The selected financial data below provides information with respect to investment income, expenses, and investment performance for each Lifecycle Fund Group Trust attributable to each unit outstanding for the period indicated. The selected financial data has been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports included in the SAI. The selected financial data should be read in conjunction with the full financial statements of the Lifecycle Fund Group Trusts, which appear in the SAI.





------------------------------------------------------------------------------------------------------------------------------
                                                                                       YEAR ENDED DECEMBER 31,
------------------------------------------------------------------------------------------------------------------------------
                                                                            1998          1997           1996          1995*
------------------------------------------------------------------------------------------------------------------------------
LIFECYCLE FUND GROUP TRUST - CONSERVATIVE
Net investment income (loss)**                                          $  0.09        $  0.06       $  0.05         $ (0.08)
Net realized and unrealized gain (loss)                                    1.41           1.28          0.65            0.81
Net increase (decrease)                                                    1.50           1.34          0.70            0.73
Net asset value
Beginning of period                                                       12.77          11.43         10.73           10.00
End of period                                                           $ 14.27        $ 12.77       $ 11.43         $ 10.73
Total return %***                                                         11.75%         11.72%         6.52%           7.30%
Ratio of expenses to average net assets (a)(c)                             0.43%          0.66%         0.81%           2.13%
Ratio of net investment income (loss) to average net assets (a)(b)         0.68%          0.46%         0.31%          (1.04)%
Portfolio turnover                                                           77%            44%           54%            131%
Net assets, end of period (000s)                                        $13,516        $ 7,249       $ 4,534         $ 2,983
LIFECYCLE FUND GROUP TRUST - MODERATE
Net investment income (loss)**                                          $  0.06        $  0.05       $  0.04         $ (0.01)
Net realized and unrealized gain (loss)                                    2.30           2.11          1.27            1.14
Net increase (decrease)                                                    2.36           2.16          1.31            1.13
Net asset value
Beginning of period                                                       14.60          12.44         11.13           10.00
End of period                                                             16.96        $ 14.60       $ 12.44         $ 11.13
Total return***                                                           16.16          17.36%        11.77%          11.30%
Ratio of expenses to average net assets (a)(c)                             0.19%          0.20%         0.20%           0.52%
Ratio of net investment income (loss) to average net assets (a)(b)         0.37%          0.37%         0.35%          (0.07)%
Portfolio turnover                                                           46%            22%           18%             30%
Net assets, end of period (000s)                                       $125,412       $108,435       $88,273         $76,246
------------------------------------------------------------------------------------------------------------------------------



* Investment operations for the Lifecycle Trust - Conservative commenced on May 5, 1995 and for Lifecycle Trust - Moderate on April 26, 1995.
** Net investment income (loss) per unit has been calculated based upon a monthly average of units outstanding.
*** Total return calculation (not annualized for the period ended December 31, 1995) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a)    Annualized for the period ended December 31, 1995.
(b) Ratio excludes income retained by the funds in which the Fund invests (see Note 2).

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.

--------------------------------------------------------------------------------

UNDERLYING STATE STREET FUNDS


The selected financial data below provides information with respect to investment income, expenses, and investment performance for each Underlying State Street Fund attributable to each Underlying State Street Fund unit outstanding for the periods indicated. The selected financial data has been audited by PricewaterhouseCoopers LLP, independent accountants, as stated in their reports included in the SAI. The selected financial data should be read in conjunction with the full financial statements of the Underlying State Street Funds, which appear in the SAI.





---------------------------------------------------------------------------------------
                                                          YEAR ENDED DEDEMBER 31,
---------------------------------------------------------------------------------------
                                                         1998      1997        1996
---------------------------------------------------------------------------------------
S&P 500 FLAGSHIP FUND
Net investment income*                                  2.77     $  2.64     $  2.48
Net realized and unrealized gain (loss)                42.70       37.22       19.86
Distribution of securities lending fee income (a)      (0.01)       0.00        0.00
Net increase (decrease)                                45.46       39.86       22.34
NET ASSET VALUE
Beginning of year                                     159.26      119.40       97.06
End of year                                          $204.72     $159.26     $119.40
Total return %**                                       28.55%      33.38%      23.02%
Ratio of expenses to average net assets***              0.00%       0.00%       0.00%
Ratio of net investment income to average net
  assets                                                1.55%       1.86%       2.33%
Portfolio turnover                                        18%         18%         27%
Net assets, end of year (000,000s)                   $49,893     $36,664     $20,916
---------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------
                                                              YEAR ENDED DEDEMBER 31,
-----------------------------------------------------------------------------------------------
                                                      1995       1994       1993       1992
-----------------------------------------------------------------------------------------------
S&P 500 FLAGSHIP FUND
Net investment income*                               $ 2.24    $  1.90    $ 1.81    $  1.54
Net realized and unrealized gain (loss)               24.26      (0.93)     4.55       3.04
Distribution of securities lending fee income (a)      0.00       0.00     (0.01)     (0.01)
Net increase (decrease)                               26.50       0.97      6.35       4.57
NET ASSET VALUE
Beginning of year                                     70.56      69.59     63.24      58.67
End of year                                          $97.06    $ 70.56    $69.59    $ 63.24
Total return %**                                      37.56%      1.39%    10.06%      7.81%
Ratio of expenses to average net assets***             0.00%      0.00%     0.00%      0.00%
Ratio of net investment income to average net
  assets                                               2.66%      2.88%     2.68%      2.58%
Portfolio turnover                                       10%        12%       22%        19%
Net assets, end of year (000,000s)                  $15,135    $ 8,258    $5,753    $ 4,233
-----------------------------------------------------------------------------------------------


* Net investment income has been calculated based on an average of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of each year and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

***   Zero amounts represented those which are less than .005% per unit.

(a) Zero amounts per unit represent those which are less than $.005 per unit.

--------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------
                                                              YEAR ENDED DECEMBER 31,
                                                    -------------------------------------------
                                                         1998           1997          1996
-----------------------------------------------------------------------------------------------
RUSSELL 2000 FUND
Net investment income (a)                              $   0.38      $    0.36      $  0.32
Distribution of securities lending fee income             (0.02)         (0.02)       (0.01)
Net realized and unrealized gain (loss)                   (1.06)          4.19         2.45
Net increase (decrease)                                   (0.70)          4.53         2.76
Net asset value
Beginning of period                                       23.77          19.24        16.48
End of period                                          $  23.07      $   23.77      $ 19.24
Total return (b)                                          (2.88)%        23.66%       16.81%
Ratio of expenses to average net assets (%)(c)(d)          0.04%          0.06%        0.06%
Ratio of net investment income to average net
  assets (%)(c)(d)                                         1.61%          1.63%        1.80%
Portfolio turnover (%)                                       57%           105%         131%
Net assets, end of year (000s)                       $1,255,838     $1,174,146     $951,405
-----------------------------------------------------------------------------------------------




---------------------------------------------------------------------------------------------------------
                                                                                             PERIOD
                                                                                              ENDED
                                                                                             DECEMBER
                                                          YEAR ENDED DECEMBER 31,              31,
                                                     ----------------------------------------------------
                                                       1995         1994         1993         1992
---------------------------------------------------------------------------------------------------------
RUSSELL 2000 FUND
Net investment income (a)                             $  0.03      $ 0.21      $  0.17      $  0.04
Distribution of securities lending fee income           (0.01)      (0.01)        0.00         0.00
Net realized and unrealized gain (loss)                  3.61       (0.46)        1.83         1.07
Net increase (decrease)                                  3.63       (0.26)        2.00         1.11
Net asset value
Beginning of period                                     12.85       13.11        11.11        10.00
End of period                                         $ 16.48      $12.85      $ 13.11      $ 11.11
Total return (b)                                        28.33%      (1.98)%      18.00%       11.10%
Ratio of expenses to average net assets (%)(c)(d)        0.10%       0.07%        0.09%        0.39%
Ratio of net investment income to average net
  assets (%)(c)(d)                                       1.80%       1.61%        1.37%        1.88%
Portfolio turnover (%)                                    103%         48%          35%           1%
Net assets, end of year (000s)                       $536,849    $372,107     $451,119     $148,285
---------------------------------------------------------------------------------------------------------


(a) Net investment income has been calculated based on an average of units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year and assumes reinvestment of distributions. It represents the percentage change in the net asset value per unit between the beginning and the end of the period and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Russell 2000 Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) 1996 ratios reflect net investment income and expenses attributable to the Russell 2000 Fund from its ownership of other collective investment funds.

(d)   1992 data annualized.

-------------------------------------------------------------------------------------------------------------------------

                                                                         YEAR ENDED DECEMBER 31,
                                                 ------------------------------------------------------------------------
                                                      1998         1997           1996           1995           1994*
-------------------------------------------------------------------------------------------------------------------------
DAILY EAFE NON-LENDING FUND
Net investment income (loss)**                     $  0.21       $   0.19       $   0.19       $   0.16       $   0.13
Net realized and unrealized gain (loss)               1.57          (0.07)          0.29           0.66           0.39
Net increase (decrease)                               1.78           0.12           0.48           0.82           0.52
Net asset value
Beginning of period                                   8.54           8.42           7.94           7.12           6.60
End of period                                      $ 10.32       $   8.54       $   8.42       $   7.94       $   7.12
Total return(%)***                                   20.84%          1.43           6.07          11.56           7.91
Ratio of expenses to average net assets (%)           0.11%          0.11           0.19           0.20           0.19
Ratio of net investment income to average net
  assets (%)                                          2.13%          2.17           2.31           2.21           1.85
Portfolio turnover (%)                                 109              9              5              9             47
Net assets, end of year (000s)                    $490,295       $277,080       $318,204       $154,010       $103,242
-------------------------------------------------------------------------------------------------------------------------



*     The Daily EAFE Non-Lending Fund commenced operations on January 3, 1994.

** Net investment income per unit has been calculated using an average of monthly units outstanding.

*** Total return calculation is based on the value of a single unit of participation outstanding throughout the entire period. It represents the percentage change in net asset value per unit between the beginning and end of each year. The calculation includes only those expenses charged directly to the Non-Lending Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

--------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                             Period
                                                                                                                             Ended
                                                                                                                           December
                                                                        Year Ended December 31,                               31,
                                              --------------------------------------------------------------------------------------
                                                    1998           1997           1996           1995            1994         1993*
------------------------------------------------------------------------------------------------------------------------------------
DAILY GOVERNMENT/
  CORPORATE BOND FUND
Net investment income**                         $    0.80      $    0.83      $    0.78      $    0.70       $   0.73      $  0.11
Net realized and unrealized gain (loss)              0.38           0.32          (0.42)          1.17          (1.05)       (0.17)
Net increase (decrease)                              1.18           1.15           0.36           1.87          (0.32)       (0.06)
Net asset value
Beginning of year                                   13.00          11.85          11.49           9.62           9.94        10.00
End of year                                     $   14.18      $   13.00      $   11.85      $   11.49       $   9.62      $  9.94
Total return (%)(a)***                               9.09%          9.70%          3.13%         19.44%         (3.22)%      (3.27)%
Ratio of expenses to average net assets (%)(a)       0.01%          0.01%          0.01%          0.01%          0.01%        0.02%
Ratio of net investment income to average net
  assets (%)(a)                                      5.89%          6.73%          6.82%          6.53%          6.81%        5.94%
Portfolio turnover (%)                                478%           294%           299%           611%           144%          23%
Net assets, end of year (000s)                  $4,643,861     $4,273,490    $3,060,002     $1,991,393     $1,540,440      $322,680
------------------------------------------------------------------------------------------------------------------------------------


(a)   1993 data annualized.
*     Investment operations commenced on October 25, 1993.
** Net investment income has been calculated based on an average of units outstanding.

*** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.






------------------------------------------------------------------------------------------------------------------------------
                                                                            Year Ended December 31,
                                                  ----------------------------------------------------------------------------
                                                        1998            1997            1996            1995           1994
------------------------------------------------------------------------------------------------------------------------------
SHORT-TERM INVESTMENT FUND
Net investment income                              $    0.0551     $    0.0563     $    0.0548     $    0.0604     $   0.0424
Net realized gain (loss)*                               0.0000          0.0000          0.0000          0.0000         0.0000
Net change in net assets resulting from
  operations                                       $    0.0551     $    0.0563     $    0.0548     $    0.0604     $   0.0424
Distributions from net investment income           $    0.0551     $    0.0563     $    0.0548     $    0.0604     $   0.0424
Total return (%)**                                        5.65            5.77            5.62            6.21           4.32
Ratio of expenses to average net assets (%)***               -               -               -               -              -
Ratio of net investment income to average net
  assets (%)                                              5.51            5.63            5.48            6.04           4.24
Net assets, end of year (000s)                     $20,508,724     $18,563,057     $13,762,940     $12,393,148     $9,239,219
------------------------------------------------------------------------------------------------------------------------------



*     Zero amounts represent those which are less than $.00005 per unit.
** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It assumes reinvestment of distributions and includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management of maintenance of individual participant accounts.
***   Less than .005%

--------------------------------------------------------------------------------

 EQUITY INDEX FUND AND LIFECYCLE FUND - CONSERVATIVE AND LIFECYCLE FUND -
 MODERATE: SEPARATE ACCOUNT
 NOS. 195, 197 AND 198

 Unit values and number of units outstanding for these Funds are shown below.





------------------------------------------------------------------------------------------------------------------------------
                                                                                                                 Inception
                                                            For the years ending December 31,                      Date
------------------------------------------------------------------------------------------------------------------------------
                                         1992   1993    1994        1995        1996        1997        1998
------------------------------------------------------------------------------------------------------------------------------
 Equity Index Fund                                                                                                2/1/94
   Unit Value                              -      -    $9.71     $ 13.12     $ 15.91     $ 20.95     $ 26.65
   Number of units outstanding (000's)     -      -      515       1,483       2,100       3,713       4,890
 Lifecycle Fund - Conservative                                                                                    5/1/95
   Unit Value                              -      -        -      $10.59     $ 11.04     $ 12.13     $ 13.37
   Number of units outstanding (000's)     -      -        -         281         409         596       1,009
 Lifecycle Fund - Moderate                                                                                        5/1/95
   Unit Value                              -      -        -      $11.01     $ 12.18     $ 14.14     $ 16.28
   Number of units outstanding (000's)     -      -        -       6,924       7,241       7,657       7,691
------------------------------------------------------------------------------------------------------------------------------

Table of contents of statement of additional information


--------------------------------------------------------------------------------


     TABLE OF CONTENTS






                                                        Page
 Funding of the Program                                SAI-2
 Your Responsibilities as Employer                     SAI-2
 Procedures for Withdrawals, Distributions
  and Transfers                                        SAI-3
 Types of Benefits                                     SAI-5
 Provisions of the Master Plan                         SAI-7
 Additional Investment Policies and Techniques -
  The Underlying State Street Funds                    SAI-11
 Investment Restrictions Applicable to the Funds       SAI-15
 How We Determine the Unit Value for the Funds         SAI-16
 How We Value the Assets of the Funds                  SAI-17
 How State Street Values the Assets of the
  Underlying State Street Funds                        SAI-17
 Transactions by the Underlying State Street Funds     SAI-18
 Investment Management Fee                             SAI-19
 Underwriter                                           SAI-19
 Management: Equitable Life                            SAI-20
 Management: State Street                              SAI-22
 Financial Statements                                  SAI-24



 CLIP AND MAIL TO US TO RECEIVE A
 STATEMENT OF ADDITIONAL INFORMATION


     To: The Equitable Life Assurance Society of the United States
         Box 2486 G.P.O.
         New York, NY 10116

 Please send me a copy of the Statement of Additional Information for the American Dental Association Members Retirement Program Prospectus dated May 1, 1999 (State Street).


 -----------------------------------------------------------------------------
 Name


 -----------------------------------------------------------------------------
 Address


 -----------------------------------------------------------------------------

 Copyright 1999 by The Equitable Life Assurance Society of the United States. All rights reserved.

About Equitable Life


--------------------------------------------------------------------------------


 We are The Equitable Life Assurance Society of the United States ("Equitable Life") a New York stock life insurance corporation. We have been doing business since 1859. Equitable Life is a wholly owned subsidiary of The Equitable companies Incorporated ("Equitable Companies"), whose majority shareholder is AXA, a French holding company for an international group of insurance and related financial services companies. As a majority shareholder, and under its other arrangements with Equitable Life and Equitable Life's parent, AXA exercises significant influence over the operations and capital structure of Equitable Life and its parent. No company other than Equitable Life, however, has any legal responsiblity to pay amounts that Equitable Life owes under the policies. During 1999, Equitable Companies plans to change its name to AXA Financial, Inc.

 Equitable Companies and its consolidated subsidiaries managed approximately $347.5 billion in assets as of December 31, 1998. For over 100 years we have been among the largest insurance companies in the United States. We are licensed to sell life insurance and annuities in all fifty states, the District of Columbia, Puerto Rico, and the U.S. Virgin Islands. Our home oftfice is located at 1290 Avenue of the Americas, New York, N.Y. 10104.

--------------------------------------------------------------------------------


 HOW TO REACH US.

 You can reach us as indicated below to obtain:

 o Copies of any plans, trusts, participation agreements, enrollment or other forms used in the Program.

 o  Unit values and other values under your plan.


 o Any other information or materials that we provide in connection with the Program.


 INFORMATION ON JOINING THE PROGRAM



------------------------------------
 BY PHONE:
------------------------------------
 1-800-523-1125
 (Retirement Program Specialists
 available weekdays 9am to 5pm
 Eastern Time)

------------------------------------
 BY REGULAR MAIL:
------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life, Box 2011
 Secaucus, NJ 07096

------------------------------------
 BY REGISTERED, CERTIFIED,
 OR OVERNIGHT DELIVERY:
------------------------------------
 The ADA Members Retirement Program
 c/o Equitable Life
 200 Plaza Drive, Second Floor
 Secaucus, NJ 07094
------------------------------------




 No person is authorized by The Equitable Life Assurance Society of the United States to give any information or make any representations other than those contained in this prospectus and the SAI, or in other printed or written material issued by Equitable Life. You should not rely on any other information or representation.


 INFORMATION ONCE YOU JOIN THE PROGRAM


--------------------------------------------------------------
 BY REGULAR MAIL:
--------------------------------------------------------------
 (correspondence): The ADA Members
                   Retirement Program
                   Box 2486 G.P.O.
                   New York, NY 10116

--------------------------------------------------------------
 FOR CONTRIBUTION CHECKS ONLY:
--------------------------------------------------------------
 The Association Members
 Retirement Program
 P.O. Box 1599
 Newark, NJ 07101-9764

--------------------------------------------------------------
 FOR REGISTERED, CERTIFIED, OR OVERNIGHT
 DELIVERY:
--------------------------------------------------------------
 The ADA Members
 Retirement Program
 c/o Equitable Life
 200 Plaza Drive, 2B-55
 Secaucus, NJ 07094

--------------------------------------------------------------
 BY PHONE:
--------------------------------------------------------------
 1-800-223-5790 (Account Executives
 available weekdays 9am to 5pm
 Eastern Time)

--------------------------------------------------------------
 TOLL-FREE AIM SYSTEM:
--------------------------------------------------------------
 By calling 1-800-223-5790 you may, with your assigned personal security code, use our Automated Investment
 Management ("AIM") System to:
 o Transfer assets between investment options and obtain account information.
 o Change the allocation of future contributions and maturing guaranteed options.
 o Hear investment performance information, including investment fund unit values and current guaranteed option interest rates.

  The AIM System operates 24 hours a day. You may speak
  with our Account Executives during regular business hours
  about any matters covered by the AIM System.
--------------------------------------------------------------

--------------------------------------------------------------------------------
                      STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
MAY 1, 1999




                          AMERICAN DENTAL ASSOCIATION
                           MEMBERS RETIREMENT PROGRAM
                                (STATE STREET)


Funded primarily through a group annuity contract with THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES, 1290 Avenue of the Americas, New York, New York 10104. Toll-free telephone number 1-800-223-5790.
--------------------------------------------------------------------------------

This Statement of Additional Information ("SAI") is not a prospectus. You should read this SAI in conjunction with the prospectus dated May 1, 1999 for the American Dental Association Members Retirement Program describing the EQUITY INDEX FUND AND THE LIFECYCLE FUNDS-CONSERVATIVE AND MODERATE.


A copy of the prospectus to which this SAI relates is available at no charge by writing to Equitable Life at Box 2486 G.P.O., New York, New York 10116 or by calling our toll-free telephone number. Definitions of special terms used in this SAI are found in the prospectus.

     Certain of the cross references in this SAI are contained in the prospectus dated May 1, 1999 to which this SAI relates.



                              CONTENTS OF THIS SAI


                                                       PAGE IN SAI
                                                      ------------
Funding of the Program .............................. SAI-2
Your Responsibilities as Employer ................... SAI-2
Procedures for Withdrawals, Distributions and
  Transfers ......................................... SAI-3
  Pre-Retirement Withdrawals ........................ SAI-3
  Benefit Distributions ............................. SAI-3
  Eligible Rollover Distributions and Federal
     Income Tax Withholding ......................... SAI-4
Types of Benefits ................................... SAI-5
Provisions of the Master Plan ....................... SAI-7
  Plan Eligibility Requirements ..................... SAI-7
  Contributions to Qualified Plans .................. SAI-7
  Contributions to the Master Plan .................. SAI-7
  Allocation of Contributions ....................... SAI-9
  The Master Plan and Section 404(c) of ERISA........ SAI-10


                                                       PAGE IN SAI
                                                      ------------
  Vesting ........................................... SAI-10
Additional Investment Policies and Techniques --
  The Underlying State Street Funds ................. SAI-11
Investment Restrictions Applicable to the Funds ..... SAI-15
How We Determine Unit Value for the Funds ........... SAI-16
How We Value the Assets of the Funds ................ SAI-17
How State Street Values the Assets of the
  Underlying State Street Funds ..................... SAI-17
Transactions by The Underlying State Street
  Funds ............................................. SAI-18
Investment Management Fee ........................... SAI-19
Underwriter ......................................... SAI-19
Management: Equitable Life .......................... SAI-20
Management: State Street ............................ SAI-22
Financial Statements ................................ SAI-24



----------
Copyright 1999 by The Equitable Life Assurance Society of The United States. All rights reserved.

--------------------------------------------------------------------------------

FUNDING OF THE PROGRAM


The Program is primarily funded through a group annuity contract issued to the ADA Trustees by Equitable Life. The contract governs the Investment Options that are provided by Equitable Life under the Program. The ADA Trustees hold all contracts for the benefit of employers and participants in the Program.


The ADA Trustees and Equitable Life also have an administrative services agreement for administrative support, recordkeeping and marketing services provided by Equitable Life. This agreement would normally terminate when the group annuity contract with Equitable Life terminates.


YOUR RESPONSIBILITIES AS EMPLOYER


If you adopt the Master Plan, you as the employer and plan administrator will have certain responsibilities, including:

     o sending us your contributions at the proper time and in the proper format;

     o maintaining all personnel records necessary for administering your plan;

     o    determining who is eligible to receive benefits;

     o    forwarding to us all the forms your employees are required to submit;

     o distributing summary plan descriptions and participant annual reports to your employees and former employees;

     o distributing our prospectuses and confirmation notices to your employees and, in some cases, former employees;

     o filing an annual information return for your plan with the Internal Revenue Service, if required;

     o providing us the information with which to run special non-discrimination tests, if you have a 401(k) plan or your plan accepts post-tax employee or employer matching contributions;

     o determining the amount of all contributions for each participant in the plan;

     o    forwarding salary deferral and post-tax employee contributions to us;

     o selecting interest rates and monitoring default procedures if you elect the loan provision in your plan; and

     o providing us with written instructions for allocating amounts in the plan's forfeiture account.


If you, as an employer, have an individually designed plan, your responsibilities will not be increased in any way by adopting the Pooled Trust for investment only. If you adopt our self-directed prototype plan, you will be completely responsible for administering the plan and complying with all of the reporting and disclosure requirements applicable to qualified plans, with the assistance of the recordkeeper of your choice.


We can provide guidance and assistance in the performance of your responsibilities. If you have questions about any of your obligations, you can contact our Account Executives at 1-800-223-5790 or write to us at Box 2486 G.P.O., New York, New York 10116.


                                     SAI-2

--------------------------------------------------------------------------------

PROCEDURES FOR WITHDRAWALS, DISTRIBUTIONS AND TRANSFERS


PRE-RETIREMENT WITHDRAWALS. Under the Master Plan, self-employed persons generally may not receive a distribution prior to age 591/2, and employees generally may not receive a distribution prior to separation from service. However, if the Master Plan is maintained as a profit sharing plan, you may request distribution of benefits after you reach age 591/2 even if you are still working. If the Master Plan is maintained as a 401(k) plan and you are under age 591/2, you may withdraw your own 401(k) contributions only if you can demonstrate financial hardship within the meaning of applicable income tax regulations. Each withdrawal must be at least $1,000 (or, if less, your entire account balance or the amount of your hardship withdrawal under a 401(k) plan). If your employer terminates the plan, all amounts (subject to GRA restrictions) may be distributed to participants at that time.


You may withdraw all or part of your account balance under the Master Plan attributable to post-tax employee contributions at any time, subject to any withdrawal restrictions applicable to the Investment Options, provided that you withdraw at least $300 at a time (or, if less, your account balance attributable to post-tax employee contributions). See "Tax Information" in the prospectus.


We pay all benefit payments (including withdrawals due to plan terminations) in accordance with the rules described below in the "Benefit Distributions" discussion. We effect all other participant withdrawals as of the close of the business day we receive the properly completed form.


Under the self-directed prototype plan you may receive a distribution upon attaining normal retirement age as specified in the plan, or upon separation from service. If your employer maintains the self-directed prototype plan as a profit sharing plan, an earlier distribution of funds that have accumulated after two years is available if you incur a financial hardship, as defined in the plan.


In addition, if you are married, your spouse may have to consent in writing before you can make any type of withdrawal, except for the purchase of a Qualified Joint and Survivor Annuity. See "Spousal Consent Requirement" below.


Under an individually designed plan, the availability of pre-retirement withdrawals depends on the terms of the plan. We suggest that you ask your employer what types of withdrawals are available under your plan.


Transfers and withdrawals from the Equity Index Fund may be deferred if there is any delay in redemption of shares of the SSgA S&P 500 Index Fund. We generally do not expect any such delays.


Transfers and withdrawals from the Lifecycle Funds--Conservative and Moderate may be deferred if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.



BENEFIT DISTRIBUTIONS. In order for you to begin receiving benefits under the Master Plan, your employer must send us your properly completed Election of Benefits form and, if applicable, Beneficiary Designation form. Benefit payments will be made according to Master Plan provisions.



Under an individually designed plan and our self-directed prototype plan, your employer must send us a Request for Disbursement Form. We will send single sum payments to your plan's trustee as of the close


                                     SAI-3

--------------------------------------------------------------------------------

of business on the day we receive a properly completed form. If you wish to receive annuity payments, your plan's trustee may purchase a variable annuity contract from us. Fixed annuities are available from insurance companies selected by the Trustees. See "Types of Benefits." We will pay annuity payments directly to you and we will commence payments as of the close of business on the first business day of the next month if we receive your properly completed forms on or before the 15th of the month. If we receive your properly completed forms after the 15th, we will commence annuity payments as of the close of business on the first business day of the second following month.


Transfers and withdrawals from the Equity Index Fund may be deferred if there is any delay in redemption of shares of the SSgA S&P 500 Index Fund. We generally do not expect any such delays.


Transfers and withdrawals from the Lifecycle Funds-Conservative and Moderate may be deferred if there is any delay in redemption of units of the Lifecycle Fund Group Trusts. We generally do not expect any such delays.


Please note that we use the value of your vested benefits at the close of the business day payment is due to determine the amount of benefits you receive. We will not, therefore, begin processing your check until the following business day. You should expect your check to be mailed within five days after processing begins. Annuity checks can take longer. If you buy a fixed annuity, your check will come from the insurance company you selected. If you are withdrawing more than $50,000 and you would like expedited delivery at your expense, you may request it on your election of benefits form.


Distributions under a qualified retirement plan such as yours are subject to extremely complicated legal requirements. When you are ready to retire, we suggest that you discuss the available payment options with your employer or financial advisor. Our Account Executives can provide you or your employer with information.


If a participant in the Master Plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) parents and (c) brothers and sisters. If none of them survive, the participant's vested benefit will be paid to the participant's estate. If a participant in our prototype self-directed plan dies without designating a beneficiary, the vested benefit will automatically be paid to the spouse or, if the participant is not married, to the first surviving class of his or her (a) children, (b) grandchildren, (c) parents, (d) brothers and sisters and (e) nephews and nieces. If none of them survive, the participant's vested benefit will be paid to the participant's estate.


ELIGIBLE ROLLOVER DISTRIBUTIONS AND FEDERAL INCOME TAX WITHHOLDING. All "eligible rollover distributions" are subject to mandatory federal income tax withholding of 20% unless the participant elects to have the distribution directly rolled over to a qualified plan or traditional individual retirement arrangement (IRA). An "eligible rollover distribution" is generally any distribution that is not one of a series of substantially equal periodic payments made (not less frequently than annually): (1) for the life (or life expectancy) of the plan participant or the joint lives (or joint life expectancies) of the plan participant and his or her designated beneficiary, or
(2) for a specified period of 10 years or more. Hardship distributions are not eligible rollover distributions. In addition, the following are not subject to mandatory 20% withholding:

     o hardship withdrawals of salary deferred contributions from 401(k) plans;

     o    certain corrective distributions under Code Section 401(k) plans;

                                     SAI-4

--------------------------------------------------------------------------------

     o    loans that are treated as distributions; and

     o a distribution to a beneficiary other than to a surviving spouse or a current or former spouse under a qualified domestic relations order.


If we make a distribution to a participant's surviving spouse, or to a current or former spouse under a qualified domestic relations order, the distribution may be an eligible rollover distribution, subject to mandatory 20% withholding, unless one of the exceptions described above applies.


If a distribution is not an "eligible rollover distribution", we will withhold income tax from all taxable payments unless the recipient elects not to have income tax withheld.


TYPES OF BENEFITS


Under the Master Plan, and under most self-directed prototype plans, you may select one or more of the following forms of distribution once you are eligible to receive benefits. If your employer has adopted an individually designed plan or a self-directed prototype profit sharing plan that does not offer annuity benefits, not all of these distribution forms may be available to you. We suggest you ask your employer what types of benefits are available under your plan.


QUALIFIED JOINT AND SURVIVOR ANNUITY. An annuity providing equal monthly payments for your life and, after your death, for your surviving spouse's life. No payments will be made after you and your spouse die, even if you have received only one payment prior to the last death. THE LAW REQUIRES THAT IF THE VALUE OF YOUR VESTED BENEFITS EXCEEDS $5,000, YOU MUST RECEIVE A QUALIFIED JOINT AND SURVIVOR ANNUITY UNLESS YOUR SPOUSE CONSENTS IN WRITING TO A CONTRARY ELECTION. Please see "Spousal Consent Requirements" below.


LUMP SUM PAYMENT. A single payment of all or part of your vested benefits. If you take a lump sum payment of only part of your balance, it must be at least $1,000. If your vested benefit is $5,000 or less, you will receive a lump sum payment of the entire amount.


PERIODIC INSTALLMENTS. Monthly, quarterly, semi-annual or annual payments over a period of at least three years, where the initial payment on a monthly basis is at least $300. You can choose either a time-certain payout, which provides variable payments over a specified period of time, or a dollar-certain payout, which provides level payments over a variable period of time. During the installment period, your remaining account balance will be invested in whatever investment options you designate, other than the Real Estate Fund; each payment will be drawn pro rata from all the investment options you have selected. If you die before receiving all the installments, we will make the remaining payments to your beneficiary, subject to IRS minimum distribution rules and beneficiary election. Except in the case of participant accounts transferred from defined contribution plans, we do not offer installments for benefits under the individually designed plans or our self-directed prototype plan. For special conditions applying to installment payments involving the Real Estate Fund and the Guaranteed Rate Accounts, please refer to the prospectus and SAI for these options.


LIFE ANNUITY. An annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment prior to your death.


LIFE ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years. The longer the specified period, the smaller the monthly payments will be.


                                     SAI-5

--------------------------------------------------------------------------------

JOINT AND SURVIVOR ANNUITY. An annuity providing monthly payments for your life and that of your beneficiary. You may specify the percentage of the original annuity payment to be made to your beneficiary. Subject to legal limitations, that percentage may be 100%, 75%, 50%, or any other percentage you specify.

JOINT AND SURVIVOR ANNUITY--PERIOD CERTAIN. An annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years and the percentage of the annuity payment to be made to your beneficiary (as noted above under Joint and Survivor Annuity). The longer the specified period, the smaller your monthly payments will be.

CASH REFUND ANNUITY. An annuity providing equal monthly payments for your life with a guarantee that the sum of those payments will be at least equal to the portion of your vested benefits used to purchase the annuity. If upon your death the sum of the monthly payments to you is less than that amount, your beneficiary will receive a lump sum payment of the remaining guaranteed amount.

FIXED AND VARIABLE ANNUITY CHOICES

Under a Qualified Joint and Survivor Annuity or a Cash Refund Annuity, the amount of the monthly payments is fixed at retirement and remains level throughout the distribution period. Under the Life Annuity, Life Annuity--Period Certain, Joint and Survivor Annuity and Joint and Survivor Annuity--Period Certain, you may select either fixed or variable payments. All forms of variable annuity benefits under the Program will be provided by us. The payments under variable annuity options reflect the investment performance of the Growth Equity Fund. If you are interested in a variable annuity, when you are ready to select your benefit please ask our Account Executives for our variable annuity prospectus supplement.

Fixed annuities will be issued by insurance companies selected by the ADA Trustees from time to time. We do not currently offer fixed annuities under the Program. Upon your request, the companies selected by the Trustees will provide annuity benefit information. We have no further responsibility for the amount used to purchase a fixed annuity once it has been sent to the insurance company you select. The cost of a fixed annuity is determined by each issuing insurance company. Your Account Executive has more details regarding the insurance companies currently providing annuity benefits under the Program.


SPOUSAL CONSENT REQUIREMENTS

Under the Master Plan and the self-directed prototype plan, you may designate a non-spouse beneficiary any time after the earlier of: (1) the first day of the plan year in which you attain age 35, or (2) the date on which you separate from service with your employer. If you designate a beneficiary other than your spouse prior to your reaching age 35, your spouse must consent to the designation and, upon your reaching age 35, must again give his or her consent or the designation will lapse. In order for you to make a withdrawal, elect a form of benefit other than a Qualified Joint and Survivor Annuity or designate a non-spouse beneficiary, your spouse must consent to your election in writing within the 90 day period before your annuity starting date. To consent, your spouse must sign on the appropriate line on your election of benefits or beneficiary designation form. Your spouse's signature must be witnessed by a notary public or plan representative.

If you change your mind, you may revoke your election and elect a qualified Joint Survivor Annuity or designate your spouse as beneficiary, simply by filing the appropriate form. Your spouse's consent is not required for this revocation.


                                     SAI-6

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It is also possible for your spouse to sign a blanket consent form. By signing this form, your spouse consents not just to a specific beneficiary or, with respect to the waiver of the Qualified Joint and Survivor Annuity, the form of distribution, but gives you the right to name any beneficiary, or if applicable, form of distribution you want. Once you file such a form, you may change your election whenever you want, even without spousal consent. No spousal consent to a withdrawal or benefit in a form other than a Qualified Joint and Survivor Annuity is required under certain self-directed prototype profit sharing plans that do not offer life annuity benefits.


PROVISIONS OF THE MASTER PLAN


PLAN ELIGIBILITY REQUIREMENTS. Under the Master Plan, the employer specifies the eligibility requirements for its plan in the Participation Agreement. The employer may exclude any employee who has not attained a specified age (not to exceed 21) and completed a specified number of years (not to exceed two) in each of which he completed 1,000 hours of service. No more than one year of eligibility service may be required for a 401(k) arrangement.


The employer may also exclude salaried dentists (those with no ownership interest in the practice), employees of related employers, leased employees and certain other types of employees at the employer's election, provided such exclusion does not cause the plan to discriminate in favor of "highly compensated" employees (defined below). The Master Plan provides that a partner or shareholder may, upon commencement of employment or upon first becoming eligible to participate in any qualified plan of the employer, make a one-time irrevocable election not to participate in the plan or to make a reduced contribution. This election applies to all plans of the employer, now and in the future, and should be discussed with your tax advisor.


CONTRIBUTIONS TO QUALIFIED PLANS. We outline below the current federal income tax rules relating to contributions under qualified retirement plans. This outline assumes that you are not a participant in any other qualified retirement plan.



The employer deducts contributions to the plan in the year it makes them. As a general rule, an employer must make contributions for any year by the due date (including extensions) for filing its federal income tax return for that year. However, Department of Labor ("DOL") rules generally require that the employer contribute participants' salary deferrals (or post-tax employee contribution) amounts under a 401(k) plan as soon as possible after the payroll period applicable to a deferral. In any event, the employer must make these contributions no later than the 15th business day of the month following the month in which the employer withholds or receives participant contributions.



If the employer contributes more to the plan than it may deduct under the rules we describe below, the employer (a) may be liable for a 10% penalty tax on that nondeductible amount and (b) may risk disqualifying the plan.


CONTRIBUTIONS TO THE MASTER PLAN. The employer makes annual contributions to its plan based on the plan's provisions.


An employer that adopts the Master Plan as a profit sharing plan makes discretionary contributions as it determines annually. The aggregate employer contribution to the plan, including all participants' salary


                                     SAI-7

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deferrals under a 401(k) arrangement, may not exceed 15% of all participants'
compensation for the plan year. For plan purposes, compensation for self-employed persons does not include deductible plan contributions on behalf of the self-employed person.


A 401(k) arrangement is available as part of the profit sharing plan. Employees may make pre-tax contributions to a plan under a 401(k) arrangement. The maximum amount that highly compensated employees may contribute depends on (a) the amount that non-highly compensated employees contribute and (b) the amount the employer designates as a nonforfeitable 401(k) contribution. Different rules apply to a SIMPLE 401(k) or safe harbor 401(k).



For 1999, a "highly compensated" employee, for this purpose, is (a) an owner of more than 5% of the practice, or (b) anyone with earnings of more than $80,000 from the practice in 1998. For (b), the employer may elect to include only employees in the highest paid 20%. In any event, the maximum amount each employee may defer is limited to $10,000 for 1999, reduced by that employee's salary reduction contributions to simplified employee pension plans established before 1997 (SARSEPs), SIMPLE plans, employee contributions to tax deferred
Section 403(b) arrangements, and contributions deductible by the employee under a trust described under Section 501(c)(18) of the Internal Revenue Code. The maximum amount a participant may defer in a SIMPLE 401(k) plan for 1999 is $6,000.


Effective January 1, 1999 employers may adopt a safe harbor 401(k) arrangement. Under this arrangement, an employer agrees to offer a matching contribution equal to (a) 100% of salary deferral contributions up to 3% of compensation and
(b) 50% of salary deferral contributions that exceed 3% but are less than 5% of compensation or a 3% non-elective contribution to all eligible employees. These contributions must be non-forfeitable. If the employer makes these contributions and meets the notice requirements for safe harbor 401(k) plans, the plan is not subject to non-discrimination testing on salary deferral and matching or non-elective contributions.



If the employer adopts the Master Plan as a defined contribution pension plan, its contribution is equal to the percentage of each participant's compensation that the Participation Agreement specifies.


Under any type of plan, an employer must disregard compensation in excess of $160,000 in 1999 in making contributions. An employer may integrate contributions with Social Security. This means that contributions, for each participant's compensation, that exceed the integration level may be greater than contributions for compensation below the integration level. The Federal tax law imposes limits on this excess. Your Account Executive can help you determine the legally permissible contribution.


Contributions for non-key employees must be at least 3% of compensation (or, under the profit sharing plan, the percentage the employer contributes for key employees, if less than 3%). In 1999, "key employee" means (a) an owner of one of the ten largest (but more than 1/2%) interests in the practice with earnings of more than $30,000, or (b) an officer of the practice with earnings of more than $65,000 or (c) an owner of more than 5% of the practice, or (d) an owner of more than 1% of the practice with earnings of more than $150,000. For purposes of (b), no more than 50 employees (or, if less, the greater of three or 10% of the employees) shall be treated as officers.


Certain plans may also permit participants to make post-tax contributions. We will maintain a separate account to reflect each participant's post-tax contributions and the earnings (or losses) on those contributions. Post-tax contributions are subject to complex rules under which the maximum amount that


                                     SAI-8

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a highly compensated employee may contribute depends on the amount that non-highly employees contribute. BEFORE PERMITTING ANY HIGHLY-COMPENSATED EMPLOYEE TO MAKE POST-TAX CONTRIBUTIONS, THE EMPLOYER SHOULD VERIFY THAT IT HAS PASSED ALL NON-DISCRIMINATION TESTS. If an employer employs only "highly compensated" employees (as defined above), the plan will not accept post-tax contributions. In addition, the employer may make matching contributions to certain plans, i.e., contributions based on the amount of post-tax or pre-tax 401(k) contributions that plan participants make. Special non-discrimination rules apply to matching contributions. These rules may limit the amount of matching contributions that an employer may make for highly compensated employees. These non-discrimination rules for matching contributions do not apply to SIMPLE and safe harbor 401(k) plans.



Contributions (including forfeiture amounts) for each participant may not exceed the lesser of (a) $30,000 and (b) 25% of the participant's earnings (excluding, in the case of self-employed persons, all deductible plan contributions). The participant's post-tax contributions count toward this limitation.


Each participant's account balance equals the sum of the amounts accumulated in each investment option. We will maintain separate records of each participant's interest in each of the Investment Options attributable to employer contributions, 401(k) non-elective contributions, 401(k) elective contributions, post-tax employee contributions and employer matching contributions. We will also account separately for any amounts rolled over from a previous employer's plan. Our records will also reflect each participant's percentage of vesting (see below) in his account balance attributable to employer contributions and employer matching contributions.



The participant will receive an individual confirmation of each transaction (including the deduction of record maintenance and report fees). The participant will also receive an annual statement showing the participant's account balance in each investment option attributable to each type of contribution. Based on information that you supply, we will run the required special non-discrimination tests (Actual Deferral Percentage and Actual Contribution Percentage) applicable to (a) 401(k) plans (other than SIMPLE 401(k) and safe harbor 401(k)) and (b) plans that accept post-tax employee contributions or employer matching contributions.


Non-discrimination tests do not apply to SIMPLE 401(k) plans, if the employer makes (a) a matching contribution equal to 100% of the amount each participant deferred, up to 3% of compensation, or (b) a 2% non-elective contribution to all eligible employees. The employer must also follow the notification and filing requirements outlined in the SIMPLE 401(k) model amendment to the Master Plan to avoid non-discrimination tests.



Under a SIMPLE 401(k) the employer must offer all eligible employees the opportunity to defer part of their salary into the plan and make either a matching or non-elective contribution. The matching contribution must be 100% of the salary deferral amount up to 3% of compensation. The non-elective contribution is 2% of compensation, the employer must make it for all eligible employees, even those not deferring. The matching or non-elective contribution must be non-forfeitable. The employer must notify employees which contribution the employer will make 60 days before the beginning of the year.


Elective deferrals to a 401(k) plan are subject to applicable FICA (social security), Medicare tax and FUTA (unemployment) taxes. They may also be subject to state income tax.


ALLOCATION OF CONTRIBUTIONS. You, as employer or participant, may allocate contributions among any number of the investment options. You may change allocation instructions at any time, and as often as


                                     SAI-9
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needed, by calling the AIM System. New instructions become effective on the business day we receive them. Employer contributions may be allocated in different percentages than employee contributions. The allocation percentages elected for employer contributions automatically apply to any 401(k) qualified non-elective contributions, qualified matching contributions and matching contributions. Your allocation percentages for employee contributions automatically apply to any post-tax employee contributions and 401(k) salary deferral contributions. IF WE HAVE NOT RECEIVED VALID INSTRUCTIONS, WE WILL ALLOCATE CONTRIBUTIONS TO THE MONEY MARKET GUARANTEE ACCOUNT. You may, of course, transfer to another investment option at any time.


THE MASTER PLAN AND SECTION 404(C) OF ERISA. The Master Plan is a participant directed individual account plan designed to comply with the requirements of
Section 404(c) of ERISA. Section 404(c) of ERISA, and the related Department of Labor (DOL) regulation, provide that if a participant or beneficiary exercises control over the assets in his or her plan account, plan fiduciaries will not be liable for any loss that is the direct and necessary result of the participant's or beneficiary's exercise of control. This means that if the employer plan complies with Section 404(c), participants can make and are responsible for the results of their own investment decisions.


Section 404(c) plans must, among other things, (a) make a broad range of investment choices available to participants and beneficiaries and (b) provide them with adequate information to make informed investment decisions. The Investment Options and documentation available under the ADA Program provide the broad range of investment choices and information needed in order to meet the requirements of Section 404(c). However, while our suggested summary plan descriptions, annual reports, prospectuses, and confirmation notices provide the required investment information, the employer is responsible for distributing this information in a timely manner to participants and beneficiaries. You should read this information carefully before making your investment decisions.


VESTING. Vesting refers to the participant's rights with respect to that portion of a participant's Account Balance attributable to employer contributions under the Master Plan. If a participant is "vested," the amount or benefit in which the participant is vested belongs to the participant, and may not be forfeited. The participant's Account Balance attributable to (a) 401(k) contributions (including salary deferral, qualified non-elective and qualified matching contributions), (b) post-tax employee contributions and (c) rollover contributions always belongs to the participant, and is nonforfeitable at all times.


A participant becomes fully vested in all benefits if still employed at death, disability, attainment of normal retirement age or upon termination of the plan. If the participant terminates employment before that time, any benefits that have not yet vested under the plan's vesting schedule are forfeited. The normal retirement age is 65 under the Master Plan.


                                     SAI-10

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Benefits must vest in accordance with any of the schedules below or one at least as favorable to participants:




              SCHEDULE A     SCHEDULE B     SCHEDULE C

 YEARS OF       VESTED         VESTED         VESTED
  SERVICE     PERCENTAGE     PERCENTAGE     PERCENTAGE
----------   ------------   ------------   -----------
     1             0%             0%             0%
     2           100             20              0
     3           100             40            100
     4           100             60            100
     5           100             80            100
     6           100            100            100

If the plan requires more than one year of service for participation in the plan, the plan must use Schedule A or one at least as favorable to participants.


All contributions to a SIMPLE 401(k) plan are 100% vested and not subject to the vesting schedule above. This rule, however, does not apply to employer and matching contributions made to a plan before the plan is amended to become a SIMPLE 401(k) plan. [Non-elective and matching contributions required under a safe harbor 401(k) arrangement are 100% vested and not subject to the vesting schedule above.]


ADDITIONAL INVESTMENT POLICIES AND TECHNIQUES -- THE UNDERLYING STATE STREET
FUNDS



The following discussion supplements the discussion of the investment policies and techniques of the Underlying State Street Funds for the Lifecycle Fund Group Trusts included under the section entitled Investment Options in the prospectus. Also discussed hereunder are the investment restrictions applicable to investments made by such Underlying State Street Funds. As a general matter, you should note that the S&P 500 Flagship Fund, the Russell 2000 Fund, and the Daily EAFE Non-Lending Fund are index funds and, therefore, not "actively" managed like other collective investment funds. Each of these Underlying State Street Funds utilizes a "passive" investment approach, attempting to duplicate the investment performance of its benchmark index through automated statistical analytic procedures. See the section of the prospectus entitled Investment Options-Risks and Investment Techniques for further discussion of this method of management. Therefore, some of the policies and investment techniques discussed below may not be engaged in to the same extent as if the Underlying State Street Funds were actively managed.



U.S. GOVERNMENT SECURITIES. The Underlying State Street Funds may invest in securities issued or guaranteed by the U.S. Government or its agencies or instrumentalities, which include U.S. Treasury securities that differ in their interest rates, maturities and times of issuance. Treasury Bills have initial maturities of one year or less; Treasury Notes have initial maturities of one to ten years; and Treasury Bonds generally have initial maturities of greater than ten years. Obligations issued or guaranteed by U.S. Government agencies and instrumentalities are supported in one of the following ways: (a) by the full faith and credit of the U.S. Treasury; (b) by the right of the issuer to borrow from the Treasury; (c) by discretionary authority of the U.S. Government to purchase certain obligations of the agency or instrumentality; or (d) only by the credit of the agency or instrumentality. These securities bear fixed, floating or variable rates of interest. Principal and interest may fluctuate based on generally recognized reference rates or the relationship of rates. While the U.S. Government provides financial support to such U.S. Government-sponsored agencies or instrumentalities, no assurance can be given that it will always do so, since it is not so obligated by law.


                                     SAI-11
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FOREIGN GOVERNMENT OBLIGATIONS; SECURITIES OF SUPRANATIONAL ENTITIES. Certain
of the Underlying State Street Funds may invest in obligations issued or guaranteed by one or more foreign governments or any of their political subdivisions, agencies or instrumentalities, if State Street determines that the obligations are of comparable quality to the other obligations in which such Underlying State Street Fund may invest. Such securities also include debt obligations of supranational entities. Supranational entities include international organizations designated or supported by governmental entities to promote economic reconstruction or development and international banking institutions and related government agencies. The percentage of such Underlying State Street Fund's assets invested in securities issued by foreign governments will vary depending on the relative yields of such securities, the economic and financial markets of the countries in which the investments are made and the interest rate climate of such countries.


BANK OBLIGATIONS. The Underlying State Street Funds may invest in bank obligations, including certificates of deposit, time deposits, bankers' acceptances and other short-term obligations of domestic banks, foreign subsidiaries of domestic banks, foreign branches of domestic banks, and domestic and foreign branches of foreign banks, domestic savings and loan associations and other banking institutions. With respect to such securities issued by foreign branches of domestic banks, foreign subsidiaries of domestic banks, and domestic and foreign branches of foreign banks, such Underlying State Street Fund may be subject to additional investment risks that are different in some respects from those incurred by a fund which invests only in debt obligations of U.S. domestic issuers. These risks include possible future political and economic developments, the possible imposition of foreign withholding taxes on interest income payable on the securities, the possible establishment of exchange controls or the adoption of other foreign governmental restrictions which might adversely affect the payment of principal and interest on these securities and the possible seizure or nationalization of foreign deposits.


Certificates of deposit are negotiable certificates evidencing the obligation of a bank to repay funds deposited with it for a specified period of time.


Time deposits are non-negotiable deposits maintained in a banking institution for a specified period of time at a stated interest rate. Time deposits which may be held by such Underlying State Street Fund will not benefit from insurance administered by the Federal Deposit Insurance Corporation.


Bankers' acceptances are credit instruments evidencing the obligation of a bank to pay a draft drawn on it by a customer. These instruments reflect the obligation both of the bank and the drawer to pay the face amount of the instrument upon maturity. The other short-term obligations may include uninsured, direct obligations, bearing fixed, floating or variable interest rates.


COMMERCIAL PAPER AND OTHER SHORT-TERM CORPORATE OBLIGATIONS. The Underlying State Street Funds may invest in commercial paper. Commercial paper is short-term, unsecured promissory notes issued to finance short-term credit needs. Any commercial paper in which such Underlying State Street Fund invests will consist only of direct obligations which, at the time of their purchase, are (a) rated not lower than Prime-1 by Moody's Investor Service ("Moody's"), A-1 by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, (b) issued by companies having an outstanding unsecured debt issue currently rated not lower than Aa3 by Moody's or AA-by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, or (c) if unrated, determined by State Street to be of comparable quality to those rated obligations which may be purchased by such Underlying State Street Fund.


REPURCHASE AGREEMENTS. The Underlying State Street Funds may enter into repurchase agreements. Repurchase agreements involve the acquisition of an underlying debt instrument, subject to an obligation


                                     SAI-12
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of the seller to repurchase, and to resell, the instrument at a fixed price usually not more than one week after its purchase. An Underlying State Street Fund may incur certain costs in connection with the sale of the securities if the seller does not repurchase them in accordance with the repurchase agreement. In addition, if bankruptcy proceedings are commenced with respect to the seller of the securities, realization on the securities by an Underlying State Street Fund may be delayed or limited. Each Underlying State Street Fund will consider on an ongoing basis the creditworthiness of the institutions with which it enters into repurchase agreements.


FLOATING AND VARIABLE RATE OBLIGATIONS. An Underlying State Street Fund may purchase floating and variable rate demand notes and bonds, which are obligations ordinarily having stated maturities in excess of 13 months. Generally, the lender may demand repayment, and the borrower has a right to repay the loan prior to maturity. The interest rate generally fluctuates based on a published rate such as a bank's prime rate. Because these obligations are direct lending arrangements between the lender and borrower, the Underlying State Street Funds do not contemplate that such instruments generally will be traded, and there generally is no established secondary market for these obligations, although they are redeemable at face value. Accordingly, where the obligations are not secured by letters of credit or other credit support arrangements, the Underlying State Street Fund's right to redeem is dependent on the ability of the borrower to pay principal and interest on demand.


AMERICAN, EUROPEAN AND CONTINENTAL DEPOSITARY RECEIPTS. An Underlying State Street Fund may invest in the securities of foreign issuers in the form of American Depositary Receipts ("ADRs") and European Depositary Receipts ("EDRs"). These securities may not necessarily be denominated in the same currency as the securities into which they may be converted. ADRs are receipts typically issued by a United States bank or trust company which evidence ownership of underlying securities issued by a foreign corporation. EDRs, which are sometimes referred to as Continental Depositary Receipts ("CDRs"), are receipts issued in Europe typically by non-United States banks and trust companies that evidence ownership of either foreign or domestic securities.


FUTURES CONTRACTS. To the extent permitted by applicable regulations, an Underlying State Street Fund is permitted to use financial futures as a substitute for a comparable market position in the underlying securities.


An Underlying State Street Fund may trade futures contracts in U.S. domestic markets or, to the extent permitted under applicable law, on exchanges located outside the United States.


A stock index future obligates the seller to deliver (and the purchaser to take), effectively, an amount of cash equal to the difference between the value of a specific stock index at the close of the last trading day of the contract and the price at which the agreement is made. With respect to stock indexes that are permitted investments, each Underlying State Street Fund intends to purchase and sell futures contracts on the stock index for which it can obtain the best price, with consideration also given to liquidity.


Initially, when purchasing or selling futures contracts, an Underlying State Street Fund will be required to deposit with its custodian in the broker's name an amount of cash or cash equivalents up to approximately 10% of the contract amount, which is returned to the Fund upon termination. This amount is subject to change. Subsequent payments to and from the broker will be made daily as the price of the index or securities underlying the futures contract fluctuates.


                                     SAI-13

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Although an Underlying State Street Fund intends to purchase or sell futures contracts only if there is an active market for such contracts, no assurance can be given that a liquid market will exist for any particular contract at any particular time. Many futures exchanges and boards of trade limit the amount of fluctuation permitted in futures contract prices during a single trading day. Once the daily limit has been reached in a particular contract, no trades may be made that day at a price beyond that limit or trading may be suspended for specified periods during the trading day. Futures contract prices could move to the limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and potentially subjecting the relevant Underlying State Street Fund to substantial losses.


INTEREST RATE AND EQUITY INDEX SWAPS. An Underlying State Street Fund may enter into interest rate and index swaps. Interest-rate swaps are contracts in which one party agrees to pay interest at a floating rate for a specified period of time, while the counterparty agrees to pay interest at a fixed rate for the same period. Index swaps involve the exchange by an Underlying State Street Fund with another party of cash flows based upon the performance of an index or a portion of an index of securities which usually include dividends.


Each Underlying State Street Fund will enter into swap transactions only if:
(i) for transactions with maturities under one year, the counterparty has outstanding short-term paper rated at least A-1 by S&P, Prime-1 by Moody's, or any equivalent rating by any other nationally recognized statistical rating organization, or (ii) for transactions with maturities greater than one year, the counterparty has outstanding debt securities rated at least Aa by Moody's or AA by S&P, or any equivalent rating by any other nationally recognized statistical rating organization, or (iii) if unrated, State Street deems the counterparty's creditworthiness to be of equivalent quality.


There is no limit on the amount of swap transactions that an Underlying State Street Fund may enter into. The risk of loss with respect to swaps is generally limited to the net amount of payments that the Underlying State Street Fund is contractually obligated to make. If the other party to a swap defaults, the Underlying State Street Fund's risk of loss consists of the net amount of payments that the Underlying State Street Fund contractually is entitled to receive.


FOREIGN CURRENCY TRANSACTIONS. An Underlying State Street Fund may engage in currency exchange transactions either on a spot (i.e., cash) basis at the rate prevailing in the currency exchange market, or through entering into forward contracts to purchase or sell currencies. A forward currency exchange contract involves an obligation to purchase or sell a specific currency at a future date, which must be more than two days from the date of the contract, at a price set at the time of the contract. These contracts are entered into in the interbank market conducted directly between currency traders (typically commercial banks or other financial institutions) and their customers.


LENDING PORTFOLIO SECURITIES. An Underlying State Street Fund may lend securities to brokers, dealers and other financial institutions. The Underlying State Street Fund will receive collateral of at least 100% cash, letters of credit or U.S. government securities. The Underlying State Street Fund can increase its income through the investment of the collateral as well as the interest receivable on the loan. An Underlying State Street Fund might experience a loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement.


                                     SAI-14
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RATINGS. The ratings of Moody's, S&P, or any other nationally recognized statistical rating organizations represent their opinions as to the quality of the obligations which they undertake to rate. It should be emphasized, however, that ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. Each Underlying State Street Fund will rely on State Street's judgment, analysis and experience in evaluating the creditworthiness of an issuer.


INVESTMENT RESTRICTIONS APPLICABLE TO THE FUNDS


EQUITY INDEX FUND. The Equity Index Fund will operate as discussed under Investment Options--Equity Index Fund in the prospectus, and will be subject to the investment policies and limitations described there. The prospectus for the SSgA S&P 500 Index Fund describes the investment objective, policies and limitations applicable to the SSgA S&P 500 Index Fund. A free copy of the SSgA S&P 500 Index Fund prospectus may be obtained by calling an Equitable Life Account Executive.


LIFECYCLE FUNDS. The Lifecycle Funds will operate as discussed under Investment Options-Lifecycle Funds-The Lifecycle Fund Group Trusts - Conservative and Moderate in the prospectus, and will be subject to the investment policies and limitations described therein.


LIFECYCLE FUND GROUP TRUSTS. The Lifecycle Fund Group Trusts will operate as discussed in Investment Options-The Lifecycle Fund Group Trusts-Conservative and Moderate in the prospectus, and will be subject to the investment policies and limitations described therein.


UNDERLYING STATE STREET FUNDS: COMMON INVESTMENT RESTRICTIONS. In addition to the limitations discussed above under Additional Investment Policies and Techniques and in the prospectus under Investment Options, each Underlying State Street Fund will not:


     (1) Invest in securities for the purpose of obtaining control of management.


     (2) Engage in business of underwriting securities issued by others, except that an Underlying State Street Fund will not be deemed to be an underwriter or to be engaged in underwriting by virtue of having purchased securities subject to legal or contractual restrictions on disposition.


     (3) Make short sales of securities or purchase any securities on margin, except for such short-term credits as are necessary for the clearance of transactions. An Underlying State Street Fund may make initial margin deposits and variation margin payments in connection with transactions in futures contracts or related options.


     (4) Purchase or sell real estate or real estate mortgage loans, except that an Underlying State Street Fund may invest in securities secured by real estate or interests in real estate, or securities issued by companies which invest in real estate or interests in real estate.


     (5) Pledge, mortgage or hypothecate its assets, except to the extent necessary to (a) secure any permitted borrowings, (b) engage in transactions that involve the purchase of securities on a when-issued or forward commitment basis, (c) deposit assets in escrow in connection with writing covered put and call options, and (d) deposit assets as initial or variation margin or collateral in connection with transactions in options, forward contracts, futures contracts (including those relating to indices), and options on futures contracts or indices.


                                     SAI-15

--------------------------------------------------------------------------------

     (6) Invest 25% or more of the value of its total assets in securities of companies primarily engaged in any one industry (other than the U.S. Government, its agencies and instrumentalities), except to the extent necessary to comply with the industry weightings of a particular index in accordance with such Underlying State Street Fund's investment objective and policies. For purposes of this restriction, the concentration limit may be exceeded as a result of changes in the market value of portfolio securities in which an Underlying State Street Fund invests. This limit, however, may not be exceeded as a result of investments made by an Underlying State Street Fund.


     (7) Purchase or sell commodities or commodity futures contracts, except that an Underlying State Street Fund may enter into futures contracts to the extent provided in such Underlying State Street Fund's Declaration of Trust and as discussed under Additional Investment Policies and Techniques above and under Investment Options in the prospectus.


While State Street is not required to observe the foregoing restrictions (except where otherwise required by law or governmental regulation), it currently does not intend to change any of these restrictions.


HOW WE DETERMINE UNIT VALUE FOR THE FUNDS


     We determine the Unit Value for the Equity Index Fund and each of the Lifecycle Funds at the end of each business day. The Unit Value for each of these Funds is calculated by first determining a gross unit value, which reflects only investment performance, and then adjusting it for Fund expenses to obtain the Fund Unit Value. We determine the gross unit value by multiplying the gross unit value for the preceding business day by the net investment factor for that subsequent business day. We calculate the net investment factor as follows:


     o First, we take the value of the Fund's assets at the close of business on the preceding business day.


     o Next, we add the investment income and capital gains, realized and unrealized, that are credited to the assets of the Fund during the business day for which we are calculating the net investment factor.


     o Then we subtract the capital losses, realized and unrealized, charged to the Fund during that business day.


     o Finally, we divide this amount by the value of the Fund's assets at the close of the preceding business day.


The Fund Unit Value is calculated on every business day by multiplying the Fund Unit Value for the last business day of the previous month by the net change factor for that business day. The net change factor for each business day is equal to (a) minus (b) where:


(a) is the gross unit value for that business day divided by the gross unit value for the last business day of the previous month and;


(b) is the charge to the Fund for that month for the daily accrual of fees and other expenses times the number of days since the end of the preceding month.


                                     SAI-16

--------------------------------------------------------------------------------

HOW WE VALUE THE ASSETS OF THE FUNDS


The Equity Index Fund will invest all of its assets in the SSgA S&P 500 Index Fund. The Equity Index Fund's investments in the SSgA S&P 500 Index Fund will be valued at the underlying mutual fund's net asset value per share. The asset value of the SSgA S&P 500 Index Fund is computed on a daily basis by the SSgA S&P 500 Index Fund. See the prospectus of the SSgA S&P 500 Index Fund for information on valuation methodology.


The Lifecycle Funds-Conservative and Moderate will invest all of their assets in the Lifecycle Fund Group Trusts-Conservative and Moderate, respectively. The Lifecycle Trusts, in turn, will invest all of their assets in the Underlying State Street Funds. The investments made by each of the Lifecycle Funds in units of the corresponding Lifecycle Fund Group Trust will be valued at the net asset value of the units of such Lifecycle Fund Group Trust.


The units of each of the Lifecycle Fund Group Trusts will be valued each business day as of the close of the regular trading session of the New York Stock Exchange (currently 4 p.m. Eastern time). A business day is any business day on which the New York Stock Exchange is open for business. The net asset value of each unit is computed by dividing the current value of the assets of each Lifecycle Fund Group Trust, less its liabilities, by the number of units outstanding and rounding to the nearest cent.


Investments made by each Lifecycle Fund Group Trust in the Underlying State Street Funds will be valued at the Underlying State Street Fund's net asset value per unit. The units of each Underlying State Street Fund are valued each business day in a manner that is similar to the method used for valuing units of the Lifecycle Fund Group Trusts daily.


The method of valuing the assets of each Underlying State Street Fund is discussed below.


HOW STATE STREET VALUES THE ASSETS OF THE UNDERLYING STATE STREET FUNDS


State Street values the assets of each Underlying State Street Fund, other than the STIF Fund, in the following manner on a daily basis:

     o STOCKS listed on a national securities exchange or traded on the NASDAQ national market system are valued at the last sale price. If on a particular day there is no sale, such securities are valued at the latest available bid price reported on a composite tape. Other unlisted securities reported on the NASDAQ system are valued at inside (highest) quoted bid prices.

     o FOREIGN SECURITIES not traded directly, or in ADR form, in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into dollars at current exchange rates.

     o UNITED STATES TREASURY SECURITIES and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

     o LONG-TERM PUBLICLY TRADED CORPORATE BONDS (i.e., maturing in more than one year) are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where it is deemed appropriate to do so, an over-the-counter or exchange quotation may be used.


                                     SAI-17

--------------------------------------------------------------------------------

     o CONVERTIBLE PREFERRED STOCKS listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

     o CONVERTIBLE BONDS and UNLISTED CONVERTIBLE PREFERRED STOCKS are valued at bid prices obtained from one or more major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

     o SHORT-TERM DEBT SECURITIES that mature in more than 60 days are valued at representative quoted prices. Short-term debt securities that mature in 60 days or less are valued at amortized cost, which approximates market value.


State Street determines in good faith the fair values of securities and other assets that do not have a readily available market price in accordance with accepted accounting practices and applicable laws and regulations.


Assets of the STIF Fund are valued at amortized cost on a daily basis. Under this method of valuation, securities purchased by the STIF Fund, such as bonds, notes, commercial paper, certificates of deposit, or other evidences of indebtedness, are recorded at original cost and adjusted daily for premium amortization or discount accretion. Use of the amortized cost method results in a value of portfolio securities that approximates the value computed by use of mark-to-market method (i.e., use of market values). Values computed under both methods approach each other the closer a debt obligation comes to maturity. In this regard, the STIF Fund will not hold debt obligations that have a remaining maturity of more than thirteen months. See discussion under Investment Options in the prospectus.


TRANSACTIONS BY THE UNDERLYING STATE STREET FUNDS


This section discusses the procedures followed by the Underlying State Street Funds, with respect to the buying and selling of portfolio securities for these Funds. In connections with such transactions, the Underlying State Street Funds pay brokerage commissions, transfer taxes, and other fees.


Decisions to buy or sell securities for the Underlying State Street Funds are made by State Street in accordance with the investment policies and restrictions of each Underlying State Street Fund. Such decisions are made independently of the decisions made for other entities managed by State Street. There may be occasions, however, when the same investment decision is made for more than one account advised or managed by State Street. In such cases, State Street will allocate such purchases or sales among the affected accounts in as equitable a manner as it deems possible. The principal factors State Street will take into account in making this determination are the relative investment objectives of the affected client accounts, the relative sizes of the same or comparable securities held by or on behalf of such accounts, and the availability at the time of funds in each client account to make the investment.


Portfolio securities held by one State Street client also may be held by one or more of its other clients. When two or more of State Street's clients are engaged in the simultaneous purchase or sale of securities, State Street allocates the amount of each transaction in accordance with the formulae deemed to be equitable as to each client. There may be circumstances, however, when purchases or sales of portfolio securities for one or more of State Street's clients will have an adverse effect on other clients.


In placing portfolio transactions for an Underlying State Street Fund, State Street will seek the best price and most favorable execution available to such Fund. In this regard, State Street will take into account all


                                     SAI-18

--------------------------------------------------------------------------------

factors which it considers relevant to making this decision, including the extent of any provision of any brokerage and research services to such Fund within the meaning of Section 28(e) of the Securities Exchange Act of 1934 ("1934 Act"), viewed in terms of either that particular transaction or the broker's or dealer's overall responsibilities to the Underlying State Street Fund.


State Street periodically will review the brokerage commissions paid by an Underlying State Street Fund to determine whether the commissions paid over a particular period of time were reasonable in relation to the benefits provided to such Fund. It is possible that certain of the services received from a broker or dealer in connection with the execution of transactions will primarily benefit one or more other accounts for which State Street exercises discretion, or an Underlying State Street Fund other than that for which the transaction was executed. Conversely, any given Underlying State Street Fund may be the primary beneficiary of the service received as a result of portfolio transactions effected for such other accounts or Underlying State Street Funds. The investment management fees paid to State Street are not reduced by reason of receipt of such brokerage and research services.


INVESTMENT MANAGEMENT FEE


State Street is the investment adviser to the SSgA S&P 500 Index Fund, the underlying mutual fund in which the Equity Index Fund invests. No investment management fee was paid to State Street in [1998] with respect to the Program's investment in the SSgA S&P 500 Index Fund through the Equity Index Fund.


UNDERWRITER



EQ Financial Consultants, Inc. ("EQ Financial"), a wholly-owned subsidiary of Equitable Life, may be deemed to be the principal underwriter of separate account units under the group annuity contract. EQ Financial is registered with the SEC as a broker-dealer under the 1934 Act and is a member of the National Association of Securities Dealers, Inc. EQ Financial's principal business address is 1290 Avenue of the Americas, New York, NY 10104. The offering of the units under the contract is continuous. No underwriting commissions have been paid during any of the last three fiscal years with respect to units of interest under the contract. See Deductions and Charges in the prospectus. During May 1999, EQ Financial will change its name to AXA Advisors, Inc.



No person currently serves as underwriter for the Lifecycle Fund Group Trusts or the Underlying State Street Funds.


                                     SAI-19

--------------------------------------------------------------------------------

MANAGEMENT: EQUITABLE LIFE


Equitable Life is managed by its sole shareholder, The Equitable Life Companies Incorporated. Its directors and certain of its executive officers and their principal occupations are as follows:


DIRECTOR'S NAME               PRINCIPAL OCCUPATION
---------------------------   ----------------------------------------------------------------
Francoise Colloc'h            Senior Executive Vice President, Human Resources and
                              Communications, AXA-UAP
Henri de Castries             Senior Executive Vice President, Financial Services and Life
                              Insurance Activities, AXA-UAP
Joseph L. Dionne              Chairman and Chief Executive Officer, The McGraw-Hill Companies
Denis Duverne                 Senior Vice President, International AXA-UAP
Jean-Rene Fourtou             Chairman and Chief Executive Officer, Rhone Paulenc, S.A.
Norman C. Francis             President, Xavier University of Louisiana
Donald J. Greene              Counselor-at-Law, Partner, LeBoeuf, Lamb, Greene & MacRae
John T. Hartley               Director and retired Chairman and Chief Executive Officer,
                              Harris Corporation
John H.F. Haskell, Jr.        Director and Managing Director, SBC Warburg Dillon Read, Inc.
Mary R. (Nina) Henderson      President, Best Foods Grocery; Vice President, BESTFOODS
W. Edwin Jarmain              President, Jarmain Group Inc.
George T. Lowy                Counselor-at-Law, Partner, Cravath, Swaine & Moore
Didier Pineau-Valencienne     Chairman and Chief Executive Officer, Schneider, S.A.
George J. Sella, Jr.          Retired Chairman and Chief Executive Officer,
                              American Cyanamid Company
Dave H. Williams              Chairman and Chief Executive Officer,
                              Alliance Capital Management Corporation

Unless otherwise indicated, the following persons have been involved in the management of Equitable Life in various executive positions during the last five years.




OFFICER-DIRECTOR'S NAME     PRINCIPAL OCCUPATION
-------------------------   --------------------------------------------------------------------
Edward D. Miller            Chairman of the Board and Chief Executive Officer; formerly, Senior
                            Vice Chairman, Chase Manhattan Corp., and prior thereto, President and Vice Chairman, Chemical Bank.
Stanley B. Tulin            Vice Chairman of the Board and Chief Financial Officer; formerly,
                            Chairman, Insurance Consulting and Actuarial Practice, Coopers &
                            Lybrand.
Michael Hegarty             President and Chief Operating Officer; formerly, Vice Chairman,
                            Chase Manhattan Corporation.

                                     SAI-20

--------------------------------------------------------------------------------


OTHER OFFICER'S NAME    PRINCIPAL OCCUPATION*
---------------------   ----------------------------------------------------------------------
Jose Suquet             Senior Executive Vice President and Chief Distribution Officer
Leon B. Billis          Executive Vice President and Chief Information Officer
Robert E. Garber        Executive Vice President and General Counsel
Jerome S. Golden        Executive Vice President; formerly with JG Resources and BT
                        Variable
Peter D. Noris          Executive Vice President and Chief Investment Officer; formerly, Vice
                        President/Manager, Insurance Company Investment Strategies Group,
                        Salomon Brothers, Inc.
Kevin R. Byrne          Senior Vice President and Treasurer
Harvey Blitz            Senior Vice President and Deputy Chief Financial Officer
Alvin H. Fenichel       Senior Vice President and Controller
Paul J. Flora           Senior Vice President and Auditor
Mark A. Hug             Senior Vice President; formerly, Vice President, Aetna
Michael S. Martin       Senior Vice President and Chief Marketing Officer
Douglas Menkes          Senior Vice President and Corporate Actuary; formerly with Milliman
                        & Robertson, Inc.
Anthony C. Pasquale     Senior Vice President
Donald R. Kaplan        Vice President and Chief Compliance Officer
Pauline Sherman         Vice President, Secretary and Associate General Counsel

* Current positions listed are with Equitable Life unless otherwise specified.

                                     SAI-21

--------------------------------------------------------------------------------

MANAGEMENT: STATE STREET


State Street is managed by its sole shareholder, State Street Corporation. Its directors and certain of its executive officers and their principal occupations are as follows:





DIRECTOR'S NAME               PRINCIPAL OCCUPATION
---------------------------   -------------------------------------------------------------------
Tenley E. Albright, M.D.      Chairman, Western Resources, Inc.
Joseph A. Baute, Jr.          Former Chairman, Markem Corporation
I. MacAllister Booth          Retired Chairman, President and CEO,
                              Polaroid Corporation
James I. Cash, Jr.            The James E. Robison Professor of Business Administration, Harvard
                              Business School
Truman S. Casner, Esquire     Partner
                              Ropes & Gray
Nader F. Darehshori           Chairman, President and CEO,
                              Houghton Mifflin Company
Arthur L. Goldstein           Chairman and CEO, Ionics, Incorporated
David P. Gruber               Chairman and CEO,
                              Wyman-Gordon Company
Charles F. Kaye               Chairman,
                              Transportation Investments, Inc.
John M. Kucharski             Chairman,
                              EG&G, Inc.
Charles R. LaMantia           President and CEO,
                              Arthur D. Little, Inc.
David B. Perini               Chairman,
                              Perini Corporation
Dennis J. Picard              Chairman,
                              Raytheon Company
Alfred Poe                    CEO, Menu Direct
Bernard W. Reznicek           President, Premier Group; National Director -- Utility Marketing,
                              Central States Indemnity Company of Omaha
Diana Chapman Walsh           President, Wellesley College
Robert E. Weissman            Chairman and CEO, IMS Health




OFFICER-DIRECTOR'S NAME     PRINCIPAL OCCUPATION
-------------------------   -------------------------------------------------------
Marshall N. Carter          Chairman and CEO, State Street Corporation
David A. Spina              President and Chief Operating Officer
                            State Street Bank and Trust Company
William S. Edgerly          Chairman Emeritus, State Street Corporation, 1976-1992


                                     SAI-22

--------------------------------------------------------------------------------



OTHER OFFICERS NAMES        PRINCIPAL OCCUPATION*
-------------------------   ---------------------------------------------
Maureen S. Bateman          Executive Vice President and General Counsel
George K. Bird, IV          Executive Vice President
Dale L. Carleton            Vice Chairman
Susan Comeau                Executive Vice President
James J. Darr               Executive Vice President
John A. Fiore               Executive Vice President and CIO
Timothy B. Harbert          Executive Vice President
Ronald E. Logue             Executive Vice President
Nicholas A. Lopardo         Vice Chairman
Jacques-Phillipe Marson     Executive Vice President
Ronald O'Kelley             CFO, Treasurer, Executive Vice President
Albert E. Peterson          Executive Vice President
James S. Phalen             Executive Vice President
William M. Reghitto         Executive Vice President
John R. Towers              Executive Vice President


----------
* All positions are with State Street Bank and Trust Company.

                                     SAI-23

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

The financial statements of Equitable Life included in this Statement of Additional Information should be considered only as bearing upon the ability of Equitable Life to meet its obligations under the group annuity contract. They should not be considered as bearing upon the investment experience of the Separate Account Nos. 195, 197 and 198 or the Underlying Funds. The financial statements of Separate Account Nos. 195, 197 and 198 reflect applicable fees, charges and other expenses under the Program as in effect during the periods covered.




SEPARATE ACCOUNT NOS. 195, 197 AND 198:
    Report of Independent Accountants .................................................... SAI-27
Separate Account No. 195 (Equity Index Fund):
    Statement of Assets and Liabilities, December 31, 1998 ............................... SAI-28
    Statements of Operations and Changes in Net Assets for the Years Ended December 31,
    1998 and 1997 ........................................................................ SAI-29
Separate Account No. 197 (Lifecycle Fund -- Conservative):
    Statement of Assets and Liabilities, December 31, 1998 ............................... SAI-30
    Statement of Operations and Changes in Net Assets for the Year Ended December 31,
    1998 and 1997 ........................................................................ SAI-31
Separate Account No. 198 (Lifecycle Fund -- Moderate):
    Statement of Assets and Liabilities, December 31, 1998 ............................... SAI-32
    Statement of Operations and Changes in Net Assets for the Year Ended December 31,
    1998 and 1997......................................................................... SAI-33
Separate Account Nos. 195, 197 and 198:
    Notes to Financial Statements ........................................................ SAI-34
THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
    Report of Independent Accountants .................................................... SAI-35
    Consolidated Balance Sheets, December 31, 1998 and 1997 .............................. SAI-36
    Consolidated Statements of Earnings for the Year Ended December 31, 1998, 1997 and
    1996 ................................................................................. SAI-37
    Consolidated Statements of Shareholders' Equity for the Years Ended December 31,
    1998, 1997 and 1996 .................................................................. SAI-38
    Consolidated Statements of Cash Flows for the Years Ended December 31, 1998, 1997 and
    1996 ................................................................................. SAI-39
    Notes to Consolidated Financial Statements ........................................... SAI-40


The financial statements for each of the Underlying Funds reflect charges for operating expenses, but do not include any investment management, Program or other charges imposed against the respective assets of the Lifecycle Funds and Lifecycle Fund Group Trusts. The financial statements of the Underlying Funds do, however, indirectly reflect any investment management fees and other charges paid by the entities in which the Underlying Fund invest.



STATE STREET BANK AND TRUST COMPANY --
LIFECYCLE FUND GROUP TRUST -- CONSERVATIVE
    Report of Independent Accountants .................................................... SAI-81
Lifecycle Fund Group Trust -- Conservative:
    Statement of Assets and Liabilities, December 31, 1998 ............................... SAI-82
    Statement of Operations for Year Ended December 31, 1998 ............................. SAI-83
    Statement of Changes in Net Assets for the Year Ended December 31, 1998 and December
    31, 1997 ............................................................................. SAI-84
    Selected Per Unit Data ............................................................... SAI-85
    Notes to Financial Statements ........................................................ SAI-86
STATE STREET BANK AND TRUST COMPANY --
LIFECYCLE FUND GROUP TRUST -- MODERATE
    Report of Independent Accountants -- ................................................. SAI-89
Lifecycle Fund Group Trust -- Moderate:
    Statement of Assets and Liabilities, December 31, 1998 ............................... SAI-90
    Statement of Operations for the Year Ended December 31, 1998 ......................... SAI-91
    Statement of Changes in Net Assets for the Year Ended December 31, 1998 and December
    31, 1997 ............................................................................. SAI-92
    Selected Per Unit Data ............................................................... SAI-93
    Notes to Financial Statements ........................................................ SAI-94


                                     SAI-24

--------------------------------------------------------------------------------


STATE STREET BANK AND TRUST COMPANY -- UNDERLYING FUNDS
    FLAGSHIP FUND
    Report of Independent Accountants -- ................................................. SAI-
S&P 500 Flagship Fund and S&P 500 Index Fund with Futures:
    Combined Statement of Assets and Liabilities, December 31, 1998 ...................... SAI-
    Combined Statement of Operations for the Year Ended December 31, 1998 ................ SAI-
    Combined Statement of Changes in Net Assets for the Year Ended December 31, 1998 and
    1997 ................................................................................. SAI-
    S&P 500 Index Fund with Futures Selected Per Unit Data ............................... SAI-
    S&P 500 Flagship Fund Selected Per Unit Data ......................................... SAI-
    Notes to Combined Financial Statements ............................................... SAI-
    Combined Schedule of Investments, December 31, 1998 .................................. SAI-
RUSSELL 2000 FUND
    Report of Independent Accountants -- ................................................. SAI-
Russell 2000 Fund and Russell 2000 Non-Lending Fund:
    Combined Statement of Asset and Liabilities, December 31, 1998 ....................... SAI-
    Combined Statement of Operations for the Year Ended December 31, 1998 ................ SAI-
    Combined Statement of Changes in Net Assets for the Years Ended December 31, 1998 and
    1997 ................................................................................. SAI-
    Selected Per Unit Data ............................................................... SAI-
    Notes to Financial Statements ........................................................ SAI-
    Combined Schedule of Investments ..................................................... SAI-

The financial statements for the Russell 2000 Fund reflect direct investments made by this Fund in shares of companies included in the Russell 2000 Index. Beginning February 1, 1995, this Fund has invested in units of Russell 2000 Value and Growth Funds, which in turn invest in shares of companies included in the Russell 2000 Index. Beginning June 17, 1996, the Fund began making direct investment again.



DAILY EAFE FUND
    Report of Independent Accountants -- .................................................   SAI-
Daily EAFE Securities Lending Fund and Daily EAFE Non-Lending:
    Combined Statement of Assets and Liabilities, December 31, 1998 ......................   SAI-
    Combined Statement of Operations for the Year Ended December 31, 1998 ................   SAI-
    Combined Statement of Changes in Net Assets for the Year Ended December 31, 1998 and     SAI-
  1997
    Daily EAFE Securities Lending Fund Selected Per Unit Data ............................   DAI-
    Daily EAFE Non-Lending Fund Selected Per Unit Data ...................................   SAI-
    Notes to Combined Financial Statements ...............................................   SAI-
    Combined Schedule of Investments, December 31, 1998 ..................................   SAI-
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND ..........................................
DAILY MSCI EUROPE INDEX FUND .............................................................
    Report of Independent Accountants ....................................................   SAI-
Daily MSCI Europe Index Securities Lending Fund and Daily
MSCI Europe Index Fund:
    Combined Statement of Assets and Liabilities, December 31, 1998 ......................   SAI-
    Combined Statement of Operations for the Year Ended December 31, 1998 ................   SAI-
    Combined Statement of Changes in Net Assets ..........................................   SAI-
    Daily MSCI Europe Index Securities Lending Fund Selected Per Unit Data ...............   SAI-
    Daily MSCI Europe Index Fund Selected Per Unit Data ..................................   SAI-
    Combined Schedule of Investments .....................................................   SAI-
    Notes to Combined Financial Statements ...............................................   SAI-
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND
    Report of Independent Accounts .......................................................   SAI-
Daily MSCI Japan Index Securities Lending Fund and Daily
MSCI Japan Index Fund
    Combined Statement of Assets and Liabilities, December 31, 1998 ......................   SAI-


                                     SAI-25

--------------------------------------------------------------------------------



    Combined Statement of Operations for the Year Ended December 31, 1998 ................   SAI-217
    Combined Statement of Changes in Net Assets ..........................................   SAI-218
    Daily MSCI Japan Index Securities Lending Fund Selected Per Unit Data ................   SAI-219
    Daily MSCI Japan Index Fund Selected Per Unit Data ...................................   SAI-220
    Combined Schedule of Investments .....................................................   SAI-221
    Notes to Combined Financial Statements ...............................................   SAI-229
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND
    Report of Independent Accountants ....................................................   SAI-234
Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund
Daily MSCI Pacific Basin ex-Japan Index Fund
    Combined Statement of Assets and Liabilities, December 31, 1998 ......................   SAI-235
    Combined Statement of Operations for the year Ended December 31, 1998 ................   SAI-236
    Combined Statement of Changes in Net Assets ..........................................   SAI-237
    Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund Selected Per Unit
    Data .................................................................................   SAI-238
    Daily MSCI Pacific Basin ex-Japan Index Selected Per Unit Data .......................   SAI-239
    Combined Schedule of Investments .....................................................   SAI-240
    Notes to Financial Statements ........................................................   SAI-245
GC BOND FUND
    Report of Independent Accountants -- .................................................   SAI-250
Daily Government/Corporate Fund:
    Statement of Assets and Liabilities, December 31, 1998 ...............................   SAI-251
    Statement of Operations for the Year Ended December 31, 1998 .........................   SAI-252
    Statement of Changes in Net Assets for the Years Ended December 31, 1998 and 1997 ....   SAI-253
    Selected Per Unit Data ...............................................................   SAI-254
    Schedule of Investments, December 31, 1998 ...........................................   SAI-255
    Notes to Financial Statements ........................................................   SAI-266
STIF FUND
    Report of Independent Accountants -- .................................................   SAI-270
Short-Term Investment Fund:
    Statement of Assets and Liabilities, December 31, 1998 ...............................   SAI-271
    Statement of Operations for the Year Ended December 31, 1998 .........................   SAI-272
    Statement of Changes in Net Assets for the Year Ended December 31, 1998 ..............   SAI-273
    Selected Per Unit Data ...............................................................   SAI-274
    Schedule of Investments, December 31, 1998 ...........................................   SAI-275
    Notes to Financial Statements ........................................................   SAI-280


                                     SAI-26

--------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
The Equitable Life Assurance Society of the United States and the Contractowners of Separate Account Nos. 195, 197 and 198 of the Equitable Life Assurance Society of the United States


In our opinion, the accompanying statements of assets and liabilities, and the related statements of operations and changes in net assets and the selected per unit data (included under Condensed Financial Information in the prospectus of the American Dental Association Members Retirement Program) present fairly, in all material respects, the financial position of Separate Account Nos. 195 (The Equity Index Fund), 197 (The Lifecycle Fund-Conservative) and 198 (The Lifecycle Fund-Moderate) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1998 and each of their results of operations, changes in net assets and the selected per unit data for the periods presented, in conformity with generally accepted accounting principles. These financial statements and the selected per unit data (hereafter referred to as "financial statements") are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of shares owned in the underlying mutual funds with the transfer agents at December 31, 1998, provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
February 8, 1999


                                     SAI-27

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 195 (THE EQUITY INDEX FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
December 31, 1998

--------------------------------------------------------------------------------


ASSETS:
Investments in 5,888,319 shares of The SSgA S&P 500 Index Fund-at value (cost:
  $116,463,159) (Note 2)..................................................................    $130,014,073
Receivable from Equitable Life's General Account .........................................         378,344
-------------------------------------------------------------------------------------------   ------------
    Total assets .........................................................................     130,392,417
-------------------------------------------------------------------------------------------   ------------
LIABILITIES:
Accrued expenses .........................................................................          67,490
-------------------------------------------------------------------------------------------   ------------
NET ASSETS ...............................................................................    $130,324,927
===========================================================================================   ============



See Notes to Financial Statements.


                                     SAI-28

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 195

OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Operations and Changes in Net Assets





                                                                                    YEAR ENDED DECEMBER 31,
                                                                                    1998               1997
                                                                              ----------------   ----------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2)-Dividends from The SSgA S&P 500 Index Fund .....    $   1,754,838      $   1,386,961
EXPENSES (NOTE 3) .........................................................         (962,005)          (572,609)
----------------------------------------------------------------------------   -------------      -------------
NET INVESTMENT INCOME .....................................................          792,833            814,352
----------------------------------------------------------------------------   -------------      -------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTE 2):
Realized gain from share transactions .....................................        7,447,203          5,236,295
Realized gain distribution from The SSgA S&P 500 Index Fund ...............       11,711,994          2,147,525
----------------------------------------------------------------------------   -------------      -------------
NET REALIZED GAIN .........................................................       19,159,197          7,383,820
----------------------------------------------------------------------------   -------------      -------------
Unrealized appreciation of investments:
Beginning of year .........................................................        8,865,748          2,754,449
End of year ...............................................................       13,550,914          8,865,748
----------------------------------------------------------------------------   -------------      -------------
Change in unrealized appreciation .........................................        4,685,166          6,111,299
----------------------------------------------------------------------------   -------------      -------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS ...........................       23,844,363         13,495,119
----------------------------------------------------------------------------   -------------      -------------
Increase in net assets attributable to operations .........................       24,637,196         14,309,471
----------------------------------------------------------------------------   -------------      -------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions .............................................................       92,337,489         72,942,238
Withdrawals ...............................................................      (64,460,022)       (42,843,748)
----------------------------------------------------------------------------   -------------      -------------
Increase in net assets attributable to contributions and withdrawals ......       27,877,467         30,098,490
----------------------------------------------------------------------------   -------------      -------------
INCREASE IN NET ASSETS ....................................................       52,514,663         44,407,961
NET ASSETS -- BEGINNING OF YEAR ...........................................       77,810,264         33,402,303
----------------------------------------------------------------------------   -------------      -------------
NET ASSETS -- END OF YEAR .................................................    $ 130,324,927      $  77,810,264
============================================================================   =============      =============



See Notes to Financial Statements.


                                     SAI-29

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 197 (THE LIFECYCLE FUND--CONSERVATIVE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES


Statement of Assets and Liabilities

December 31, 1998
--------------------------------------------------------------------------------


ASSETS:
Investments in 947,163 shares of The Lifecycle Fund Group Trust Conservative -- at value
 (cost: $12,715,619) (Note 2)...........................................................    $13,513,178
Receivable from Equitable Life's General Account .......................................          2,671
-----------------------------------------------------------------------------------------   -----------
    Total assets .......................................................................     13,515,849
-----------------------------------------------------------------------------------------   -----------
LIABILITIES:
Accrued expenses .......................................................................         25,170
-----------------------------------------------------------------------------------------   -----------
NET ASSETS .............................................................................    $13,490,679
=========================================================================================   ===========



See Notes to Financial Statements.


                                     SAI-30

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 197
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Operations and Changes in Net Assets





                                                                                 YEAR ENDED DECEMBER 31,
                                                                                  1998              1997
                                                                             --------------   ---------------
FROM OPERATIONS:
EXPENSES (NOTE 3) ........................................................    $   (138,799)    $    (91,976)
---------------------------------------------------------------------------   ------------     ------------
NET INVESTMENT LOSS ......................................................        (138,799)         (91,976)
---------------------------------------------------------------------------   ------------     ------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTE 2):
Realized gain from share transactions ....................................         915,776          278,397
---------------------------------------------------------------------------   ------------     ------------
Unrealized appreciation of investments:
 Beginning of year .......................................................         514,218          236,188
 End of year .............................................................         797,559          514,218
---------------------------------------------------------------------------   ------------     ------------
Change in unrealized appreciation ........................................         283,341          278,030
---------------------------------------------------------------------------   ------------     ------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS ..........................       1,199,117          556,427
---------------------------------------------------------------------------   ------------     ------------
Increase in net assets attributable to operations ........................       1,060,318          464,451
---------------------------------------------------------------------------   ------------     ------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ............................................................      13,680,884        5,122,907
Withdrawals ..............................................................      (8,477,279)      (2,870,864)
---------------------------------------------------------------------------   ------------     ------------
Increase in net assets attributable to contributions and withdrawals .....       5,203,605        2,252,043
---------------------------------------------------------------------------   ------------     ------------
INCREASE IN NET ASSETS ...................................................       6,263,923        2,716,494
NET ASSETS -- BEGINNING OF YEAR ..........................................       7,226,756        4,510,262
---------------------------------------------------------------------------   ------------     ------------
NET ASSETS -- END OF YEAR ................................................    $ 13,490,679     $  7,226,756
===========================================================================   ============     ============



See Notes to Financial Statements.


                                     SAI-31

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 198 (THE LIFECYCLE FUND--MODERATE)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statement of Assets and Liabilities
December 31, 1998
--------------------------------------------------------------------------------



ASSETS:
Investments in 7,397,392 shares of The Lifecycle Fund Group Trust Moderate -- at value
 (cost: $91,708,548) (Note 2) ........................................................    $125,444,973
Cash .................................................................................          81,109
---------------------------------------------------------------------------------------   ------------
    Total assets .....................................................................     125,526,082
---------------------------------------------------------------------------------------   ------------
LIABILITIES:
Due to Equitable Life's General Account ..............................................         130,177
Accrued expenses .....................................................................         198,044
---------------------------------------------------------------------------------------   ------------
    Total liabilities ................................................................         328,221
---------------------------------------------------------------------------------------   ------------
NET ASSETS ...........................................................................    $125,197,861
=======================================================================================   ============



See Notes to Financial Statements.


                                     SAI-32

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 198
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statements of Operations and Changes in Net Assets






                                                                                   YEAR ENDED DECEMBER 31,
                                                                                   1998               1997
                                                                             ----------------   ----------------
FROM OPERATIONS:
EXPENSES (NOTE 3) ........................................................    $  (1,136,827)     $  (1,033,082)
---------------------------------------------------------------------------   -------------      -------------
NET INVESTMENT LOSS ......................................................       (1,136,827)        (1,033,082)
---------------------------------------------------------------------------   -------------      -------------
REALIZED AND UNREALIZED GAIN ON INVESTMENTS (NOTE 2):
Realized gain from share transactions ....................................        6,306,841          1,903,769
---------------------------------------------------------------------------   -------------      -------------
Unrealized appreciation of investments:
Beginning of year ........................................................       22,892,839          9,168,295
End of year ..............................................................       33,736,425         22,892,839
---------------------------------------------------------------------------   -------------      -------------
Change in unrealized appreciation ........................................       10,843,586         13,724,544
---------------------------------------------------------------------------   -------------      -------------
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS ..........................       17,150,427         15,628,313
---------------------------------------------------------------------------   -------------      -------------
Increase in net assets attributable to operations ........................       16,013,600         14,595,231
---------------------------------------------------------------------------   -------------      -------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ............................................................       31,146,560         22,412,496
Withdrawals ..............................................................      (30,260,348)       (16,901,963)
---------------------------------------------------------------------------   -------------      -------------
Increase in net assets attributable to contributions and withdrawals .....          886,212          5,510,533
---------------------------------------------------------------------------   -------------      -------------
INCREASE IN NET ASSETS ...................................................       16,899,812         20,105,764
NET ASSETS-- BEGINNING OF YEAR ...........................................      108,298,049         88,192,285
---------------------------------------------------------------------------   -------------      -------------
NET ASSETS--END OF YEAR ..................................................    $ 125,197,861      $ 108,298,049
===========================================================================   =============      =============



See Notes to Financial Statements.


                                     SAI-33

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NOS. 195, 197 AND 198
of the Equitable Life Assurance Society of the United States

Notes to Financial Statements

1. Separate Account Nos. 195 (the Equity Index Fund), 197 (the Lifecycle Fund -- Conservative) and 198 (the Lifecycle Fund -- Moderate) (the Funds) of the Equitable Life Assurance Society of the United States (Equitable Life), a wholly-owned subsidiary of The Equitable Companies Incorporated, were established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Funds are not chargeable with liabilities arising out of any other business of Equitable Life.

     Separate Account No. 195 was established as of the opening of business on February 1, 1994 and Separate Account Nos. 197 and 198 were established as of the opening of business on May 1, 1995 to solely fund the American Dental Association Members Retirement Trust and the American Dental Association Members Pooled Trust for Retirement Plans (Trusts) sponsored by the American Dental Association (ADA).

     Equitable Life is the investment manager for the Funds.

     The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


     Separate Account No. 195 invests its assets in shares of the SSgA S&P 500 Index Fund, a portfolio of the SSgA Funds, which is registered under the Investment Company Act of 1940 as an open-end management investment company. The investment manager of the SSgA S&P 500 Index Fund is State Street Bank and Trust Company (State Street).


     Separate Account Nos. 197 and 198 invest their assets in shares of the Lifecycle Fund Group Trusts -- Conservative and Moderate, respectively. The Lifecycle Funds Group Trusts are collective investment funds maintained by State Street. Each Lifecycle Fund Group is organized as a common law trust under Massachusetts Law, and, because of exclusionary provisions, are not subject to regulation under the Investment Company Act of 1940. State Street serves as the trustee and investment manager to each of these Group Trusts.

2. Realized gains and losses on investments include gains and losses on redemptions of the underlying fund's shares (determined on the identified cost basis) and capital gain distributions from the underlying funds. Dividends and realized gain distributions from underlying funds are recorded on the ex-date.

     Investments in the SSgA S&P 500 Index Fund, the Lifecycle Funds -- Conservative's and Moderate's investments in the Lifecycle Fund Group Trusts -- Conservative and Moderate are valued at the underlying mutual fund's or trust's net asset value per share.

3. Charges and fees relating to the Funds are deducted in accordance with the terms of the contracts issued by Equitable Life to the Trusts. With respect to the American Dental Association Members Retirement Program, these expenses consist of program expense charges, direct expenses and record maintenance and report fees. These charges and fees are paid to Equitable Life by the Funds and are recorded as expenses in the accompanying Statements of Operations and Changes in Net Assets.

4. No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Funds, by reason of applicable provisions of the Internal Revenue Code and no Federal income tax payable by Equitable Life will affect such contracts. Accordingly, no Federal income tax provision is required.


                                     SAI-34

--------------------------------------------------------------------------------

February 8, 1999



                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Board of Directors and Shareholder of The Equitable Life Assurance Society of the United States


     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of shareholder's equity and comprehensive income and of cash flows present fairly, in all material respects, the financial position of The Equitable Life Assurance Society of the United States and its subsidiaries ("Equitable Life") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


     As discussed in Note 2 to the consolidated financial statements, Equitable Life changed its method of accounting for long-lived assets in 1996.



PricewaterhouseCoopers LLP
New York, New York



                                     SAI-35

--------------------------------------------------------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                          CONSOLIDATED BALANCE SHEETS

                          DECEMBER 31, 1998 AND 1997






                                                                                1998             1997
                                                                          ---------------   --------------
                                                                                   (IN MILLIONS)
ASSETS
Investments:
 Fixed maturities:
   Available for sale, at estimated fair value ........................    $   18,993.7      $  19,630.9
   Held to maturity, at amortized cost ................................           125.0               --
 Mortgage loans on real estate ........................................         2,809.9          2,611.4
 Equity real estate ...................................................         1,676.9          2,495.1
 Policy loans .........................................................         2,086.7          2,422.9
 Other equity investments .............................................           713.3            951.5
 Investment in and loans to affiliates ................................           928.5            731.1
 Other invested assets ................................................           808.2            612.2
                                                                           ------------      -----------
    Total investments .................................................        28,142.2         29,455.1
Cash and cash equivalents .............................................         1,245.5            300.5
Deferred policy acquisition costs .....................................         3,563.8          3,236.6
Amounts due from discontinued operations ..............................             2.7            572.8
Other assets ..........................................................         3,051.9          2,687.4
Closed Block assets ...................................................         8,632.4          8,566.6
Separate Accounts assets ..............................................        43,302.3         36,538.7
                                                                           ------------      -----------
TOTAL ASSETS ..........................................................    $   87,940.8      $  81,357.7
                                                                           ============      ===========
LIABILITIES
Policyholders' account balances .......................................    $   20,889.7      $  21,579.5
Future policy benefits and other policyholders' liabilities ...........         4,694.2          4,553.8
Short-term and long-term debt .........................................         1,181.7          1,716.7
Other liabilities .....................................................         3,474.3          3,267.2
Closed Block liabilities ..............................................         9,077.0          9,073.7
Separate Accounts liabilities .........................................        43,211.3         36,306.3
                                                                           ------------      -----------
    Total liabilities .................................................        82,528.2         76,497.2
                                                                           ------------      -----------
Commitments and contingencies (Notes 11, 13, 14, 15 and 16)
SHAREHOLDER'S EQUITY
Common stock, $1.25 par value 2.0 million shares authorized, issued and
 outstanding ..........................................................             2.5              2.5
Capital in excess of par value ........................................         3,110.2          3,105.8
Retained earnings .....................................................         1,944.1          1,235.9
Accumulated other comprehensive income ................................           355.8            516.3
                                                                           ------------      -----------
    Total shareholder's equity ........................................         5,412.6          4,860.5
                                                                           ------------      -----------
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY ............................    $   87,940.8      $  81,357.7
                                                                           ============      ===========



                See Notes to Consolidated Financial Statements.


                                     SAI-36

--------------------------------------------------------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                      CONSOLIDATED STATEMENTS OF EARNINGS

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996






                                                                               1998            1997          1996
                                                                          --------------   -----------   -----------
                                                                                        (IN MILLIONS)
REVENUES
Universal life and investment-type product policy fee income ..........    $   1,056.2      $   950.6     $   874.0
Premiums ..............................................................          588.1          601.5         597.6
Net investment income .................................................        2,228.1        2,282.8       2,203.6
Investment gains (losses), net ........................................          100.2          (45.2)         (9.8)
Commissions, fees and other income ....................................        1,503.0        1,227.2       1,081.8
Contribution from the Closed Block ....................................           87.1          102.5         125.0
                                                                           -----------      ---------     ---------
   Total revenues .....................................................        5,562.7        5,119.4       4,872.2
                                                                           -----------      ---------     ---------
BENEFITS AND OTHER DEDUCTIONS
Interest credited to policyholders' account balances ..................        1,153.0        1,266.2       1,270.2
Policyholders' benefits ...............................................        1,024.7          978.6       1,317.7
Other operating costs and expenses ....................................        2,201.2        2,203.9       2,075.7
                                                                           -----------      ---------     ---------
   Total benefits and other deductions ................................        4,378.9        4,448.7       4,663.6
                                                                           -----------      ---------     ---------
Earnings from continuing operations before Federal income taxes,
 minority interest and cumulative effect of accounting change .........        1,183.8          670.7         208.6
Federal income taxes ..................................................          353.1           91.5           9.7
Minority interest in net income of consolidated subsidiaries ..........          125.2           54.8          81.7
                                                                           -----------      ---------     ---------
Earnings from continuing operations before cumulative effect of
 accounting change ....................................................          705.5          524.4         117.2
Discontinued operations, net of Federal income taxes ..................            2.7          (87.2)        (83.8)
Cumulative effect of accounting change, net of Federal income
 taxes ................................................................             --             --         (23.1)
                                                                           -----------      ---------     ---------
Net Earnings ..........................................................    $     708.2      $   437.2     $    10.3
                                                                           ===========      =========     =========



                See Notes to Consolidated Financial Statements.


                                     SAI-37

--------------------------------------------------------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

              CONSOLIDATED STATEMENTS OF SHAREHOLDER'S EQUITY AND
                              COMPREHENSIVE INCOME

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996






                                                                           1998           1997            1996
                                                                      -------------   ------------   -------------
                                                                                     (IN MILLIONS)
Common stock, at par value, beginning and end of year .............    $      2.5      $     2.5       $     2.5
                                                                       ----------      ---------       ---------
Capital in excess of par value, beginning of year .................       3,105.8        3,105.8         3,105.8
Additional capital in excess of par value .........................           4.4             --              --
                                                                       ----------      ---------       ---------
Capital in excess of par value, end of year .......................       3,110.2        3,105.8         3,105.8
Retained earnings, beginning of year ..............................       1,235.9          798.7           788.4
Net earnings ......................................................         708.2          437.2            10.3
                                                                       ----------      ---------       ---------
Retained earnings, end of year ....................................       1,944.1        1,235.9           798.7
                                                                       ----------      ---------       ---------
Accumulated other comprehensive income, beginning of year .........         516.3          177.0           361.4
Other comprehensive income ........................................        (160.5)         339.3          (184.4)
                                                                       ----------      ---------       ---------
Accumulated other comprehensive income, end of year ...............         355.8          516.3           177.0
                                                                       ----------      ---------       ---------
TOTAL SHAREHOLDER'S EQUITY, END OF YEAR ...........................    $  5,412.6      $ 4,860.5       $ 4,084.0
                                                                       ==========      =========       =========
COMPREHENSIVE INCOME
Net earnings ......................................................    $    708.2      $   437.2       $    10.3
                                                                       ----------      ---------       ---------
Change in unrealized gains (losses), net of reclassification
 adjustment .......................................................        (149.5)         343.7          (206.6)
Minimum pension liability adjustment ..............................         (11.0)          (4.4)           22.2
                                                                       ----------      ---------       ---------
Other comprehensive income ........................................        (160.5)         339.3          (184.4)
                                                                       ----------      ---------       ---------
COMPREHENSIVE INCOME ..............................................    $    547.7      $   776.5      $   (174.1)
                                                                       ==========      =========      ==========



                See Notes to Consolidated Financial Statements.


                                     SAI-38

--------------------------------------------------------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996






                                                                               1998             1997             1996
                                                                          --------------   --------------   --------------
                                                                                           (IN MILLIONS)
Net earnings ..........................................................    $     708.2      $     437.2      $      10.3
Adjustments to reconcile net earnings to net cash provided by operating activities:
 Interest credited to policyholders' account balances .................        1,153.0          1,266.2          1,270.2
 Universal life and investment-type product policy fee income .........       (1,056.2)          (950.6)          (874.0)
 Investment (gains) losses ............................................         (100.2)            45.2              9.8
 Change in Federal income tax payable .................................          123.1            (74.4)          (197.1)
 Other, net ...........................................................         (324.9)           169.4            330.2
                                                                           -----------      -----------      -----------
Net cash provided by operating activities .............................          503.0            893.0            549.4
                                                                           -----------      -----------      -----------
Cash flows from investing activities:
 Maturities and repayments ............................................        2,289.0          2,702.9          2,275.1
 Sales ................................................................       16,972.1         10,385.9          8,964.3
 Purchases ............................................................      (18,578.5)       (13,205.4)       (12,559.6)
 Decrease (increase) in short-term investments ........................          102.4           (555.0)           450.3
 Decrease in loans to discontinued operations .........................          660.0            420.1          1,017.0
 Sale of subsidiaries .................................................             --            261.0               --
 Other, net ...........................................................         (341.8)          (612.6)          (281.0)
                                                                           -----------      -----------      -----------
Net cash provided (used) by investing activities ......................        1,103.2           (603.1)          (133.9)
                                                                           -----------      -----------      -----------
Cash flows from financing activities:
 Policyholders' account balances:
    Deposits ..........................................................        1,508.1          1,281.7          1,925.4
    Withdrawals .......................................................       (1,724.6)        (1,886.8)        (2,385.2)
 Net (decrease) increase in short-term financings .....................         (243.5)           419.9              (.3)
 Repayments of long-term debt .........................................          (24.5)          (196.4)          (124.8)
 Payment of obligation to fund accumulated deficit of
   discontinued operations ............................................          (87.2)           (83.9)              --
 Other, net ...........................................................          (89.5)           (62.7)           (66.5)
                                                                           -----------      -----------      -----------
Net cash used by financing activities .................................         (661.2)          (528.2)          (651.4)
                                                                           -----------      -----------      -----------
Change in cash and cash equivalents ...................................          945.0           (238.3)          (235.9)
Cash and cash equivalents, beginning of year ..........................          300.5            538.8            774.7
                                                                           -----------      -----------      -----------
Cash and Cash Equivalents, End of Year ................................    $   1,245.5      $     300.5      $     538.8
                                                                           ===========      ===========      ===========
Supplemental cash flow information ....................................
 Interest Paid ........................................................    $     130.7      $     217.1      $     109.9
                                                                           ===========      ===========      ===========
 Income Taxes Paid (Refunded) .........................................    $     254.3      $     170.0      $     (10.0)
                                                                           ===========      ===========      ===========



                See Notes to Consolidated Financial Statements.


                                     SAI-39

--------------------------------------------------------------------------------

           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1) ORGANIZATION

     The Equitable Life Assurance Society of the United States ("Equitable Life") is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"). Equitable Life's insurance business is conducted principally by Equitable Life and its wholly owned life insurance subsidiaries, Equitable of Colorado ("EOC"), and, prior to December 31, 1996, Equitable Variable Life Insurance Company ("EVLICO"). Effective January 1, 1997, EVLICO was merged into Equitable Life, which continues to conduct the Company's insurance business. Equitable Life's investment management business, which comprises the Investment Services segment, is conducted principally by Alliance Capital Management L.P. ("Alliance"), in which Equitable Life has a 57.7% ownership interest, and Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), an investment banking and brokerage affiliate in which Equitable Life has a 32.5% ownership interest. AXA ("AXA"), a French holding company for an international group of insurance and related financial services companies, is the Holding Company's largest shareholder, owning approximately 58.5% at December 31, 1998 (53.4% if all securities convertible into, and options on, common stock were to be converted or exercised).

     The Insurance segment offers a variety of traditional, variable and interest-sensitive life insurance products, disability income, annuity products, mutual fund and other investment products to individuals and small groups. It also administers traditional participating group annuity contracts with conversion features, generally for corporate qualified pension plans, and association plans which provide full service retirement programs for individuals affiliated with professional and trade associations. This segment includes Separate Accounts for individual insurance and annuity products.

     The Investment Services segment includes Alliance, the results of DLJ which are accounted for on an equity basis, and, through June 10, 1997, Equitable Real Estate Investment Management, Inc. ("EREIM"), a real estate investment management subsidiary which was sold. Alliance provides diversified investment fund management services to a variety of institutional clients, including pension funds, endowments, and foreign financial institutions, as well as to individual investors, principally through a broad line of mutual funds. This segment includes institutional Separate Accounts which provide various investment options for large group pension clients, primarily deferred benefit contribution plans, through pooled or single group accounts. DLJ's businesses include securities underwriting, sales and trading, merchant banking, financial advisory services, investment research, venture capital, correspondent brokerage services, online interactive brokerage services and asset management. DLJ serves institutional, corporate, governmental and individual clients both domestically and internationally. EREIM provided real estate investment management services, property management services, mortgage servicing and loan asset management, and agricultural investment management.


2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 Basis of Presentation and Principles of Consolidation

     The accompanying consolidated financial statements are prepared in conformity with generally accepted accounting principles ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



                                     SAI-40

--------------------------------------------------------------------------------

     The accompanying consolidated financial statements include the accounts of Equitable Life and its wholly owned life insurance subsidiary (collectively, the "Insurance Group"); non-insurance subsidiaries, principally Alliance and EREIM (see Note 5); and those partnerships and joint ventures in which Equitable Life or its subsidiaries has control and a majority economic interest (collectively, including its consolidated subsidiaries, the "Company"). The Company's investment in DLJ is reported on the equity basis of accounting. Closed Block assets, liabilities and results of operations are presented in the consolidated financial statements as single line items (see Note 7). Unless specifically stated, all other footnote disclosures contained herein exclude the Closed Block related amounts.

     All significant intercompany transactions and balances except those with the Closed Block and discontinued operations (see Note 8) have been eliminated in consolidation. The years "1998," "1997" and "1996" refer to the years ended December 31, 1998, 1997 and 1996, respectively. Certain reclassifications have been made in the amounts presented for prior periods to conform these periods with the 1998 presentation.


 Closed Block

     On July 22, 1992, Equitable Life established the Closed Block for the benefit of certain individual participating policies which were in force on that date. The assets allocated to the Closed Block, together with anticipated revenues from policies included in the Closed Block, were reasonably expected to be sufficient to support such business, including provision for payment of claims, certain expenses and taxes, and for continuation of dividend scales payable in 1991, assuming the experience underlying such scales continues.

     Assets allocated to the Closed Block inure solely to the benefit of the Closed Block policyholders and will not revert to the benefit of the Holding Company. No reallocation, transfer, borrowing or lending of assets can be made between the Closed Block and other portions of Equitable Life's General Account, any of its Separate Accounts or any affiliate of Equitable Life without the approval of the New York Superintendent of Insurance (the "Superintendent"). Closed Block assets and liabilities are carried on the same basis as similar assets and liabilities held in the General Account. The excess of Closed Block liabilities over Closed Block assets represents the expected future post-tax contribution from the Closed Block which would be recognized in income over the period the policies and contracts in the Closed Block remain in force.


 Discontinued Operations

     Discontinued operations include the Group Non-Participating Wind-Up Annuities ("Wind-Up Annuities") and the Guaranteed Interest Contract ("GIC") lines of business. An allowance was established for the premium deficiency reserve for Wind-Up Annuities and estimated future losses of the GIC line of business. Management reviews the adequacy of the allowance each quarter and believes the allowance for future losses at December 31, 1998 is adequate to provide for all future losses; however, the quarterly allowance review continues to involve numerous estimates and subjective judgments regarding the expected performance of Discontinued Operations Investment Assets. There can be no assurance the losses provided for will not differ from the losses ultimately realized. To the extent actual results or future projections of the discontinued operations differ from management's current best estimates and assumptions underlying the allowance for future losses, the difference would be reflected in the consolidated statements of earnings in discontinued operations. In particular, to the extent income, sales proceeds and holding periods for equity real estate differ from management's previous assumptions, periodic adjustments to the allowance are likely to result (see Note 8).



                                     SAI-41

--------------------------------------------------------------------------------

 Accounting Changes

     In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for public companies to report information about operating segments in annual and interim financial statements issued to shareholders. It also specifies related disclosure requirements for products and services, geographic areas and major customers. Generally, financial information must be reported using the basis management uses to make operating decisions and to evaluate business performance. The Company implemented SFAS No. 131 effective December 31, 1998 and continues to identify two operating segments to reflect its major businesses: Insurance and Investment Services. While the segment descriptions are the same as those previously reported, certain amounts have been reattributed between the two reportable segments. Prior period comparative segment information has been restated.

     In March 1998, the American Institute of Certified Public Accountants ("AICPA") issued Statement of Position ("SOP") 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," which requires capitalization of external and certain internal costs incurred to obtain or develop internal-use computer software during the application development stage. The Company applied the provisions of SOP 98-1 prospectively effective January 1, 1998. The adoption of SOP 98-1 did not have a material impact on the Company's consolidated financial statements. Capitalized internal-use software is amortized on a straight-line basis over the estimated useful life of the software.

     The Company implemented SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," as of January 1, 1996. SFAS No. 121 requires long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate the carrying value of such assets may not be recoverable. Effective with SFAS No. 121's adoption, impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Before implementing SFAS No. 121, valuation allowances on real estate held for the production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds. Adoption of the statement resulted in the release of valuation allowances of $152.4 million and recognition of impairment losses of $144.0 million on real estate held for production of income. Real estate which management intends to sell or abandon is classified as real estate held for sale. Valuation allowances on real estate held for sale continue to be computed using the lower of depreciated cost or estimated fair value, net of disposition costs. Initial adoption of the impairment requirements of SFAS No. 121 to other assets to be disposed of resulted in a charge for the cumulative effect of an accounting change of $23.1 million, net of a Federal income tax benefit of $12.4 million, due to the writedown to fair value of building improvements relating to facilities vacated in 1996.


 New Accounting Pronouncements

     In October 1998, the FASB issued SFAS No. 134, "Accounting for Mortgage-Backed Securities Retained after the Securitization of Mortgage Loans Held for Sale by a Mortgage Banking Enterprise," which amends existing accounting and reporting standards for certain activities of mortgage banking enterprises and other enterprises that conduct operations that are substantially similar to the primary operations of a mortgage banking enterprise. This statement is effective for the first fiscal quarter beginning after December 15, 1998. This statement is not expected to have a material impact on the Company's consolidated financial statements.



                                     SAI-42

--------------------------------------------------------------------------------

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. It requires all derivatives to be recognized on the balance sheet at fair value. The accounting for changes in the fair value of a derivative depends on its intended use. Derivatives not used in hedging activities must be adjusted to fair value through earnings. Changes in the fair value of derivatives used in hedging activities will, depending on the nature of the hedge, either be offset in earnings against the change in fair value of the hedged item attributable to the risk being hedged or recognized in other comprehensive income until the hedged item affects earnings. For all hedging activities, the ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

     SFAS No. 133 requires adoption in fiscal years beginning after June 15, 1999 and permits early adoption as of the beginning of any fiscal quarter following issuance of the statement. Retroactive application to financial statements of prior periods is prohibited. The Company expects to adopt SFAS No. 133 effective January 1, 2000. Adjustments resulting from initial adoption of the new requirements will be reported in a manner similar to the cumulative effect of a change in accounting principle and will be reflected in net income or accumulated other comprehensive income based upon existing hedging relationships, if any. Management currently is assessing the impact of adoption. However, Alliance's adoption is not expected to have a significant impact on the Company's consolidated balance sheet or statement of earnings. Also, since most of DLJ's derivatives are carried at fair values, the Company's consolidated earnings and financial position are not expected to be significantly affected by DLJ's adoption of the new requirements.

     In late 1998, the AICPA issued SOP 98-7, "Deposit Accounting: Accounting for Insurance and Reinsurance Contracts that Do Not Transfer Insurance Risk". This SOP, effective for fiscal years beginning after June 15, 1999, provides guidance to both the insured and insurer on how to apply the deposit method of accounting when it is required for insurance and reinsurance contracts that do not transfer insurance risk. The SOP does not address or change the requirements as to when deposit accounting should be applied. SOP 98-7 applies to all entities and all insurance and reinsurance contracts that do not transfer insurance risk except for long-duration life and health insurance contracts. This SOP is not expected to have a material impact on the Company's consolidated financial statements.

     In December 1997, the AICPA issued SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments". SOP 97-3 provides guidance for assessments related to insurance activities and requirements for disclosure of certain information. SOP 97-3 is effective for financial statements issued for periods beginning after December 31, 1998. Restatement of previously issued financial statements is not required. SOP 97-3 is not expected to have a material impact on the Company's consolidated financial statements.

 Valuation of Investments

     Fixed maturities identified as available for sale are reported at estimated fair value. Fixed maturities, which the Company has both the ability and the intent to hold to maturity, are stated principally at amortized cost. The amortized cost of fixed maturities is adjusted for impairments in value deemed to be other than temporary.

     Valuation allowances are netted against the asset categories to which they apply.

     Mortgage loans on real estate are stated at unpaid principal balances, net of unamortized discounts and valuation allowances. Valuation allowances are based on the present value of expected future cash flows discounted at the loan's original effective interest rate or the collateral value if the loan is collateral dependent. However, if foreclosure is or becomes probable, the measurement method used is collateral value.



                                     SAI-43

--------------------------------------------------------------------------------

     Real estate, including real estate acquired in satisfaction of debt, is stated at depreciated cost less valuation allowances. At the date of foreclosure (including in-substance foreclosure), real estate acquired in satisfaction of debt is valued at estimated fair value. Impaired real estate is written down to fair value with the impairment loss being included in investment gains (losses), net. Valuation allowances on real estate held for sale are computed using the lower of depreciated cost or current estimated fair value, net of disposition costs. Depreciation is discontinued on real estate held for sale. Prior to the adoption of SFAS No. 121, valuation allowances on real estate held for production of income were computed using the forecasted cash flows of the respective properties discounted at a rate equal to the Company's cost of funds.

     Policy loans are stated at unpaid principal balances.

     Partnerships and joint venture interests in which the Company does not have control or a majority economic interest are reported on the equity basis of accounting and are included either with equity real estate or other equity investments, as appropriate.

     Common stocks are carried at estimated fair value and are included in other equity investments.

     Short-term investments are stated at amortized cost which approximates fair value and are included with other invested assets.

     Cash and cash equivalents includes cash on hand, amounts due from banks and highly liquid debt instruments purchased with an original maturity of three months or less.

     All securities are recorded in the consolidated financial statements on a trade date basis.


 Net Investment Income, Investment Gains, Net and Unrealized Investment Gains (Losses)

     Net investment income and realized investment gains (losses)
(collectively, "investment results") related to certain participating group annuity contracts which are passed through to the contractholders are reflected as interest credited to policyholders' account balances.

     Realized investment gains (losses) are determined by specific identification and are presented as a component of revenue. Changes in valuation allowances are included in investment gains (losses).

     Unrealized investment gains and losses on equity securities and fixed maturities available for sale held by the Company are accounted for as a separate component of accumulated comprehensive income, net of related deferred Federal income taxes, amounts attributable to discontinued operations, participating group annuity contracts and deferred policy acquisition costs ("DAC") related to universal life and investment-type products and participating traditional life contracts.


 Recognition of Insurance Income and Related Expenses

     Premiums from universal life and investment-type contracts are reported as deposits to policyholders' account balances. Revenues from these contracts consist of amounts assessed during the period against policyholders' account balances for mortality charges, policy administration charges and surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policyholders' account balances.

     Premiums from participating and non-participating traditional life and annuity policies with life contingencies generally are recognized as income when due. Benefits and expenses are matched with such income so as to result in the recognition of profits over the life of the contracts. This match is accomplished by means of the provision for liabilities for future policy benefits and the deferral and subsequent amortization of policy acquisition costs.



                                     SAI-44

--------------------------------------------------------------------------------

     For contracts with a single premium or a limited number of premium payments due over a significantly shorter period than the total period over which benefits are provided, premiums are recorded as income when due with any excess profit deferred and recognized in income in a constant relationship to insurance in force or, for annuities, the amount of expected future benefit payments.

     Premiums from individual health contracts are recognized as income over the period to which the premiums relate in proportion to the amount of insurance protection provided.


 Deferred Policy Acquisition Costs

     The costs of acquiring new business, principally commissions, underwriting, agency and policy issue expenses, all of which vary with and are primarily related to the production of new business, are deferred. DAC is subject to recoverability testing at the time of policy issue and loss recognition testing at the end of each accounting period.

     For universal life products and investment-type products, DAC is amortized over the expected total life of the contract group (periods ranging from 25 to 35 years and 5 to 17 years, respectively) as a constant percentage of estimated gross profits arising principally from investment results, mortality and expense margins and surrender charges based on historical and anticipated future experience, updated at the end of each accounting period. The effect on the amortization of DAC of revisions to estimated gross profits is reflected in earnings in the period such estimated gross profits are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated other comprehensive income in consolidated shareholder's equity as of the balance sheet date.

     For participating traditional life policies (substantially all of which are in the Closed Block), DAC is amortized over the expected total life of the contract group (40 years) as a constant percentage based on the present value of the estimated gross margin amounts expected to be realized over the life of the contracts using the expected investment yield. At December 31, 1998, the expected investment yield, excluding policy loans, generally ranged from 7.29% grading to 6.5% over a 20 year period. Estimated gross margin includes anticipated premiums and investment results less claims and administrative expenses, changes in the net level premium reserve and expected annual policyholder dividends. The effect on the amortization of DAC of revisions to estimated gross margins is reflected in earnings in the period such estimated gross margins are revised. The effect on the DAC asset that would result from realization of unrealized gains (losses) is recognized with an offset to accumulated comprehensive income in consolidated shareholder's equity as of the balance sheet date.

     For non-participating traditional life and annuity policies with life contingencies, DAC is amortized in proportion to anticipated premiums. Assumptions as to anticipated premiums are estimated at the date of policy issue and are consistently applied during the life of the contracts. Deviations from estimated experience are reflected in earnings in the period such deviations occur. For these contracts, the amortization periods generally are for the total life of the policy.

     For individual health benefit insurance, DAC is amortized over the expected average life of the contracts (10 years for major medical policies and 20 years for disability income ("DI") products) in proportion to anticipated premium revenue at time of issue.


 Policyholders' Account Balances and Future Policy Benefits

     Policyholders' account balances for universal life and investment-type contracts are equal to the policy account values. The policy account values represents an accumulation of gross premium payments plus credited interest less expense and mortality charges and withdrawals.



                                     SAI-45

--------------------------------------------------------------------------------

     For participating traditional life policies, future policy benefit liabilities are calculated using a net level premium method on the basis of actuarial assumptions equal to guaranteed mortality and dividend fund interest rates. The liability for annual dividends represents the accrual of annual dividends earned. Terminal dividends are accrued in proportion to gross margins over the life of the contract.


     For non-participating traditional life insurance policies, future policy benefit liabilities are estimated using a net level premium method on the basis of actuarial assumptions as to mortality, persistency and interest established at policy issue. Assumptions established at policy issue as to mortality and persistency are based on the Insurance Group's experience which, together with interest and expense assumptions, includes a margin for adverse deviation. When the liabilities for future policy benefits plus the present value of expected future gross premiums for a product are insufficient to provide for expected future policy benefits and expenses for that product, DAC is written off and thereafter, if required, a premium deficiency reserve is established by a charge to earnings. Benefit liabilities for traditional annuities during the accumulation period are equal to accumulated contractholders' fund balances and after annuitization are equal to the present value of expected future payments. Interest rates used in establishing such liabilities range from 2.25% to 11.5% for life insurance liabilities and from 2.25% to 13.5% for annuity liabilities.



     During the fourth quarter of 1996 a loss recognition study of participating group annuity contracts and conversion annuities ("Pension Par") was completed which included management's revised estimate of assumptions, such as expected mortality and future investment returns. The study's results prompted management to establish a premium deficiency reserve which decreased earnings from continuing operations and net earnings by $47.5 million ($73.0 million pre-tax).


     Individual health benefit liabilities for active lives are estimated using the net level premium method and assumptions as to future morbidity, withdrawals and interest. Benefit liabilities for disabled lives are estimated using the present value of benefits method and experience assumptions as to claim terminations, expenses and interest.


     During the fourth quarter of 1996, the Company completed a loss recognition study of the DI business which incorporated management's revised estimates of future experience with regard to morbidity, investment returns, claims and administration expenses and other factors. The study indicated DAC was not recoverable and the reserves were not sufficient. Earnings from continuing operations and net earnings decreased by $208.0 million ($320.0 million pre-tax) as a result of strengthening DI reserves by $175.0 million and writing off unamortized DAC of $145.0 million related to DI products issued prior to July 1993. The determination of DI reserves requires making assumptions and estimates relating to a variety of factors, including morbidity and interest rates, claims experience and lapse rates based on then known facts and circumstances. Such factors as claim incidence and termination rates can be affected by changes in the economic, legal and regulatory environments and work ethic. While management believes its Pension Par and DI reserves have been calculated on a reasonable basis and are adequate, there can be no assurance reserves will be sufficient to provide for future liabilities.


     Claim reserves and associated liabilities for individual DI and major medical policies were $938.6 million and $886.7 million at December 31, 1998 and 1997, respectively. Incurred benefits (benefits paid plus changes in claim reserves) and benefits paid for individual DI and major medical policies (excluding reserve strengthening in 1996) are summarized as follows:



                                     SAI-46

--------------------------------------------------------------------------------



                                                          1998           1997          1996
                                                      ------------   -----------   -----------
                                                                   (IN MILLIONS)
Incurred benefits related to current year .........    $   202.1      $  190.2      $  189.0
Incurred benefits related to prior years ..........         22.2           2.1          69.1
                                                       ---------      --------      --------
Total Incurred Benefits ...........................    $   224.3      $  192.3      $  258.1
                                                       =========      ========      ========
Benefits paid related to current year .............    $    17.0      $   28.8      $   32.6
Benefits paid related to prior years ..............        155.4         146.2         153.3
                                                       ---------      --------      --------
Total Benefits Paid ...............................    $   172.4      $  175.0      $  185.9
                                                       =========      ========      ========



 Policyholders' Dividends

     The amount of policyholders' dividends to be paid (including those on policies included in the Closed Block) is determined annually by Equitable Life's board of directors. The aggregate amount of policyholders' dividends is related to actual interest, mortality, morbidity and expense experience for the year and judgment as to the appropriate level of statutory surplus to be retained by Equitable Life.

     At December 31, 1998, participating policies, including those in the Closed Block, represent approximately 19.9% ($49.3 billion) of directly written life insurance in force, net of amounts ceded.

 Federal Income Taxes

     The Company files a consolidated Federal income tax return with the Holding Company and its consolidated subsidiaries. Current Federal income taxes are charged or credited to operations based upon amounts estimated to be payable or recoverable as a result of taxable operations for the current year. Deferred income tax assets and liabilities are recognized based on the difference between financial statement carrying amounts and income tax bases of assets and liabilities using enacted income tax rates and laws.

 Separate Accounts

     Separate Accounts are established in conformity with the New York State Insurance Law and generally are not chargeable with liabilities that arise from any other business of the Insurance Group. Separate Accounts assets are subject to General Account claims only to the extent the value of such assets exceeds Separate Accounts liabilities.

     Assets and liabilities of the Separate Accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contractholders, and for which the Insurance Group does not bear the investment risk, are shown as separate captions in the consolidated balance sheets. The Insurance Group bears the investment risk on assets held in one Separate Account; therefore, such assets are carried on the same basis as similar assets held in the General Account portfolio. Assets held in the other Separate Accounts are carried at quoted market values or, where quoted values are not available, at estimated fair values as determined by the Insurance Group.

     The investment results of Separate Accounts on which the Insurance Group does not bear the investment risk are reflected directly in Separate Accounts liabilities. For 1998, 1997 and 1996, investment results of such Separate Accounts were $4,591.0 million, $3,411.1 million and $2,970.6 million, respectively.

     Deposits to Separate Accounts are reported as increases in Separate Accounts liabilities and are not reported in revenues. Mortality, policy administration and surrender charges on all Separate Accounts are included in revenues.



                                     SAI-47

--------------------------------------------------------------------------------

 Employee Stock Option Plan


     The Company accounts for stock option plans sponsored by the Holding Company, DLJ and Alliance in accordance with the provisions of Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. In accordance with the Statement, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the option price. See Note 22 for the pro forma disclosures for the Holding Company, DLJ and Alliance required by SFAS No. 123, "Accounting for Stock-Based Compensation".


3) INVESTMENTS


     The following tables provide additional information relating to fixed maturities and equity securities:






                                                                       GROSS          GROSS
                                                     AMORTIZED      UNREALIZED     UNREALIZED       ESTIMATED
                                                       COST            GAINS         LOSSES        FAIR VALUE
                                                  --------------   ------------   ------------   --------------
                                                                          (IN MILLIONS)
DECEMBER 31, 1998
Fixed Maturities:
 Available for Sale:
   Corporate ..................................    $  14,520.8       $  793.6       $  379.6      $  14,934.8
   Mortgage-backed ............................        1,807.9           23.3             .9          1,830.3
   U.S. Treasury securities and U.S. government
    and agency securities .....................        1,464.1          107.6             .7          1,571.0
   States and political subdivisions ..........           55.0            9.9             --             64.9
   Foreign governments ........................          363.3           20.9           30.0            354.2
   Redeemable preferred stock .................          242.7            7.0           11.2            238.5
                                                   -----------       --------       --------      -----------
Total Available for Sale ......................    $  18,453.8       $  962.3       $  422.4      $  18,993.7
                                                   ===========       ========       ========      ===========
 Held to Maturity: Corporate ..................    $     125.0       $     --       $     --      $     125.0
                                                   ===========       ========       ========      ===========
Equity Securities:
 Common stock .................................    $      58.3       $  114.9       $   22.5      $     150.7
                                                   ===========       ========       ========      ===========
DECEMBER 31, 1997
Fixed Maturities:
 Available for Sale:
   Corporate ..................................    $  14,850.5       $  785.0       $   74.5      $  15,561.0
   Mortgage-backed ............................        1,702.8           23.5            1.3          1,725.0
   U.S. Treasury securities and U.S. government
    and agency securities .....................        1,583.2           83.9             .6          1,666.5
   States and political subdivisions ..........           52.8            6.8             .1             59.5
   Foreign governments ........................          442.4           44.8            2.0            485.2
   Redeemable preferred stock .................          128.0            6.7            1.0            133.7
                                                   -----------       --------       --------      -----------
Total Available for Sale ......................    $  18,759.7       $  950.7       $   79.5      $  19,630.9
                                                   ===========       ========       ========      ===========
Equity Securities:
 Common stock .................................    $     408.4       $   48.7       $   15.0      $     442.1
                                                   ===========       ========       ========      ===========


                                     SAI-48

--------------------------------------------------------------------------------

     For publicly traded fixed maturities and equity securities, estimated fair value is determined using quoted market prices. For fixed maturities without a readily ascertainable market value, the Company determines an estimated fair value using a discounted cash flow approach, including provisions for credit risk, generally based on the assumption such securities will be held to maturity. Estimated fair values for equity securities, substantially all of which do not have a readily ascertainable market value, have been determined by the Company. Such estimated fair values do not necessarily represent the values for which these securities could have been sold at the dates of the consolidated balance sheets. At December 31, 1998 and 1997, securities without a readily ascertainable market value having an amortized cost of $3,539.9 million and $3,759.2 million, respectively, had estimated fair values of $3,748.5 million and $3,903.9 million, respectively.


     The contractual maturity of bonds at December 31, 1998 is shown below:






                                               AVAILABLE FOR SALE
                                          -----------------------------
                                            AMORTIZED       ESTIMATED
                                               COST         FAIR VALUE
                                          -------------   -------------
                                                  (IN MILLIONS)
Due in one year or less ...............    $    324.8      $    323.4
Due in years two through five .........       3,778.2         3,787.9
Due in years six through ten ..........       6,543.4         6,594.1
Due after ten years ...................       5,756.8         6,219.5
Mortgage-backed securities ............       1,807.9         1,830.3
                                           ----------      ----------
Total .................................    $ 18,211.1      $ 18,755.2
                                           ==========      ==========



     Corporate bonds held to maturity with an amortized cost and estimated fair value of $125.0 million are due in one year or less.


     Bonds not due at a single maturity date have been included in the above table in the year of final maturity. Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


     The Insurance Group's fixed maturity investment portfolio includes corporate high yield securities consisting of public high yield bonds, redeemable preferred stocks and directly negotiated debt in leveraged buyout transactions. The Insurance Group seeks to minimize the higher than normal credit risks associated with such securities by monitoring concentrations in any single issuer or a particular industry group. Certain of these corporate high yield securities are classified as other than investment grade by the various rating agencies, i.e., a rating below Baa or National Association of Insurance Commissioners ("NAIC") designation of 3 (medium grade), 4 or 5 (below investment grade) or 6 (in or near default). At December 31, 1998, approximately 15.1% of the $18,336.1 million aggregate amortized cost of bonds held by the Company was considered to be other than investment grade.


     In addition, the Insurance Group is an equity investor in limited partnership interests which primarily invest in securities considered to be other than investment grade.


     Fixed maturity investments with restructured or modified terms are not material.


                                     SAI-49

--------------------------------------------------------------------------------

     Investment valuation allowances and changes thereto are shown below:






                                                                 1998          1997          1996
                                                             -----------   -----------   -----------
                                                                          (IN MILLIONS)
Balances, beginning of year ..............................    $  384.5      $  137.1      $  325.3
SFAS No. 121 release .....................................          --            --        (152.4)
Additions charged to income ..............................        86.2         334.6         125.0
Deductions for writedowns and asset dispositions .........      (240.1)       ( 87.2)       (160.8)
                                                              --------      --------      --------
Balances, End of Year ....................................    $  230.6      $  384.5      $  137.1
                                                              ========      ========      ========
Balances, end of year comprise:
 Mortgage loans on real estate ...........................    $   34.3      $   55.8      $   50.4
 Equity real estate ......................................       196.3         328.7          86.7
                                                              --------      --------      --------
Total ....................................................    $  230.6      $  384.5      $  137.1
                                                              ========      ========      ========



     At December 31, 1998, the carrying value of fixed maturities which are non-income producing for the twelve months preceding the consolidated balance sheet date was $60.8 million.

     At December 31, 1998 and 1997, mortgage loans on real estate with scheduled payments 60 days (90 days for agricultural mortgages) or more past due or in foreclosure (collectively, "problem mortgage loans on real estate") had an amortized cost of $7.0 million (0.2% of total mortgage loans on real estate) and $23.4 million (0.9% of total mortgage loans on real estate), respectively.

     The payment terms of mortgage loans on real estate may from time to time be restructured or modified. The investment in restructured mortgage loans on real estate, based on amortized cost, amounted to $115.1 million and $183.4 million at December 31, 1998 and 1997, respectively. Gross interest income on restructured mortgage loans on real estate that would have been recorded in accordance with the original terms of such loans amounted to $10.3 million, $17.2 million and $35.5 million in 1998, 1997 and 1996, respectively. Gross interest income on these loans included in net investment income aggregated $8.3 million, $12.7 million and $28.2 million in 1998, 1997 and 1996, respectively.

     Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:






                                                                       DECEMBER 31,
                                                                 -------------------------
                                                                     1998          1997
                                                                 -----------   -----------
                                                                       (IN MILLIONS)
Impaired mortgage loans with provision for losses ............    $  125.4      $  196.7
Impaired mortgage loans without provision for losses .........         8.6           3.6
                                                                  --------      --------
Recorded investment in impaired mortgage loans ...............       134.0         200.3
Provision for losses .........................................       (29.0)        (51.8)
                                                                  --------      --------
Net Impaired Mortgage Loans ..................................    $  105.0      $  148.5
                                                                  ========      ========



     Impaired mortgage loans without provision for losses are loans where the fair value of the collateral or the net present value of the expected future cash flows related to the loan equals or exceeds the recorded investment. Interest income earned on loans where the collateral value is used to measure impairment is recorded on a cash basis. Interest income on loans where the present value method is used to measure



                                     SAI-50

--------------------------------------------------------------------------------

impairment is accrued on the net carrying value amount of the loan at the interest rate used to discount the cash flows. Changes in the present value attributable to changes in the amount or timing of expected cash flows are reported as investment gains or losses.

     During 1998, 1997 and 1996, respectively, the Company's average recorded investment in impaired mortgage loans was $161.3 million, $246.9 million and $552.1 million. Interest income recognized on these impaired mortgage loans totaled $12.3 million, $15.2 million and $38.8 million ($.9 million, $2.3 million and $17.9 million recognized on a cash basis) for 1998, 1997 and 1996, respectively.

     The Insurance Group's investment in equity real estate is through direct ownership and through investments in real estate joint ventures. At December 31, 1998 and 1997, the carrying value of equity real estate held for sale amounted to $836.2 million and $1,023.5 million, respectively. For 1998, 1997 and 1996, respectively, real estate of $7.1 million, $152.0 million and $58.7 million was acquired in satisfaction of debt. At December 31, 1998 and 1997, the Company owned $552.3 million and $693.3 million, respectively, of real estate acquired in satisfaction of debt.

     Depreciation of real estate held for production of income is computed using the straight-line method over the estimated useful lives of the properties, which generally range from 40 to 50 years. Accumulated depreciation on real estate was $374.8 million and $541.1 million at December 31, 1998 and 1997, respectively. Depreciation expense on real estate totaled $30.5 million, $74.9 million and $91.8 million for 1998, 1997 and 1996, respectively.



                                     SAI-51

--------------------------------------------------------------------------------

4) JOINT VENTURES AND PARTNERSHIPS


     Summarized combined financial information for real estate joint ventures (25 and 29 individual ventures as of December 31, 1998 and 1997, respectively) and for limited partnership interests accounted for under the equity method, in which the Company has an investment of $10.0 million or greater and an equity interest of 10% or greater, is as follows:






                                                                                 DECEMBER 31,
                                                                         ----------------------------
                                                                             1998            1997
                                                                         ------------   -------------
                                                                                (IN MILLIONS)
BALANCE SHEETS
Investments in real estate, at depreciated cost ......................    $   913.7      $  1,700.9
Investments in securities, generally at estimated fair value .........        636.9         1,374.8
Cash and cash equivalents ............................................         85.9           105.4
Other assets .........................................................        279.8           584.9
                                                                          ---------      ----------
Total Assets .........................................................    $ 1,916.3      $  3,766.0
                                                                          =========      ==========
Borrowed funds -- third party ........................................    $   367.1      $    493.4
Borrowed funds -- the Company ........................................         30.1            31.2
Other liabilities ....................................................        197.2           284.0
                                                                          ---------      ----------
Total liabilities ....................................................        594.4           808.6
                                                                          ---------      ----------
Partners' capital ....................................................      1,321.9         2,957.4
                                                                          ---------      ----------
Total Liabilities and Partners' Capital ..............................    $ 1,916.3      $  3,766.0
                                                                          =========      ==========
Equity in partners' capital included above ...........................    $   312.9      $    568.5
Equity in limited partnership interests not included above ...........        442.1           331.8
Other ................................................................           .7             4.3
                                                                          ---------      ----------
Carrying Value .......................................................    $   755.7      $    904.6
                                                                          =========      ==========




                                                                  1998          1997          1996
                                                              -----------   -----------   -----------
                                                                           (IN MILLIONS)
STATEMENTS OF EARNINGS
Revenues of real estate joint ventures ....................    $  246.1      $  310.5      $  348.9
Revenues of other limited partnership interests ...........       128.9         506.3         386.1
Interest expense -- third party ...........................       (33.3)        (91.8)       (111.0)
Interest expense -- the Company ...........................        (2.6)         (7.2)        (30.0)
Other expenses ............................................      (197.0)       (263.6)       (282.5)
                                                               --------      --------      --------
Net Earnings ..............................................    $  142.1      $  454.2      $  311.5
                                                               ========      ========      ========
Equity in net earnings included above .....................    $   59.6      $   76.7      $   73.9
Equity in net earnings of limited partnership interests not
 included above ...........................................        22.7          69.5          35.8
Other .....................................................          --           (.9)           .9
                                                               --------      --------      --------
Total Equity in Net Earnings ..............................    $   82.3      $  145.3      $  110.6
                                                               ========      ========      ========


                                     SAI-52

--------------------------------------------------------------------------------

5) NET INVESTMENT INCOME AND INVESTMENT GAINS (LOSSES)


     The sources of net investment income are summarized as follows:






                                               1998            1997            1996
                                          -------------   -------------   -------------
                                                          (IN MILLIONS)
Fixed maturities ......................    $  1,489.0      $  1,459.4      $  1,307.4
Mortgage loans on real estate .........         235.4           260.8           303.0
Equity real estate ....................         356.1           390.4           442.4
Other equity investments ..............          83.8           156.9           122.0
Policy loans ..........................         144.9           177.0           160.3
Other investment income ...............         185.7           181.7           217.4
                                           ----------      ----------      ----------
 Gross investment income ..............       2,494.9         2,626.2         2,552.5
 Investment expenses ..................        (266.8)         (343.4)         (348.9)
                                           ----------      ----------      ----------
Net Investment Income .................    $  2,228.1      $  2,282.8      $  2,203.6
                                           ==========      ==========      ==========



     Investment gains (losses), net, including changes in the valuation allowances, are summarized as follows:






                                                      1998          1997          1996
                                                  -----------   ------------   ----------
                                                               (IN MILLIONS)
Fixed maturities ..............................    $  (24.3)      $   88.1      $  60.5
Mortgage loans on real estate .................       (10.9)         (11.2)       (27.3)
Equity real estate ............................        74.5         (391.3)       (79.7)
Other equity investments ......................        29.9           14.1         18.9
Sale of subsidiaries ..........................        (2.6)         252.1           --
Issuance and sales of Alliance Units ..........        19.8             --         20.6
Issuance and sale of DLJ common stock .........        18.2            3.0           --
Other .........................................        (4.4)            --         (2.8)
                                                   --------       --------      -------
Investment Gains (Losses), Net ................    $  100.2       $  (45.2)     $  (9.8)
                                                   ========       ========      =======



     Writedowns of fixed maturities amounted to $101.6 million, $11.7 million and $29.9 million for 1998, 1997 and 1996, respectively, and writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $136.4 million for 1997. In the fourth quarter of 1997, the Company reclassified $1,095.4 million depreciated cost of equity real estate from real estate held for the production of income to real estate held for sale. Additions to valuation allowances of $227.6 million were recorded upon these transfers. Additionally, in fourth quarter 1997, $132.3 million of writedowns on real estate held for production of income were recorded.


     For 1998, 1997 and 1996, respectively, proceeds received on sales of fixed maturities classified as available for sale amounted to $15,961.0 million, $9,789.7 million and $8,353.5 million. Gross gains of $149.3 million, $166.0 million and $154.2 million and gross losses of $95.1 million, $108.8 million and $92.7 million, respectively, were realized on these sales. The change in unrealized investment gains (losses) related to fixed maturities classified as available for sale for 1998, 1997 and 1996 amounted to $(331.7) million, $513.4 million and $(258.0) million, respectively.



                                     SAI-53

--------------------------------------------------------------------------------

     For 1998, 1997 and 1996, investment results passed through to certain participating group annuity contracts as interest credited to policyholders' account balances amounted to $136.9 million, $137.5 million and $136.7 million, respectively.


     On June 10, 1997, Equitable Life sold EREIM (other than its interest in Column Financial, Inc.) ("ERE") to Lend Lease Corporation Limited ("Lend Lease"), a publicly traded, international property and financial services company based in Sydney, Australia. The total purchase price was $400.0 million and consisted of $300.0 million in cash and a $100.0 million note which was paid in 1998. The Company recognized an investment gain of $162.4 million, net of Federal income tax of $87.4 million as a result of this transaction. Equitable Life entered into long-term advisory agreements whereby ERE continues to provide substantially the same services to Equitable Life's General Account and Separate Accounts, for substantially the same fees, as provided prior to the sale.


     Through June 10, 1997 and for the year ended December 31, 1996, respectively, the businesses sold reported combined revenues of $91.6 million and $226.1 million and combined net earnings of $10.7 million and $30.7 million.


     In 1996, Alliance acquired the business of Cursitor Holdings L.P. and Cursitor Holdings Limited (collectively, "Cursitor") for approximately $159.0 million. The purchase price consisted of $94.3 million in cash, 1.8 million of Alliance's publicly traded units ("Alliance Units"), 6% notes aggregating $21.5 million payable ratably over four years, and additional consideration to be determined at a later date but currently estimated to not exceed $10.0 million. The excess of the purchase price, including acquisition costs and minority interest, over the fair value of Cursitor's net assets acquired resulted in the recognition of intangible assets consisting of costs assigned to contracts acquired and goodwill of approximately $122.8 million and $38.3 million, respectively. The Company recognized an investment gain of $20.6 million as a result of the issuance of Alliance Units in this transaction. On June 30, 1997, Alliance reduced the recorded value of goodwill and contracts associated with Alliance's acquisition of Cursitor by $120.9 million. This charge reflected Alliance's view that Cursitor's continuing decline in assets under management and its reduced profitability, resulting from relative investment underperformance, no longer supported the carrying value of its investment. As a result, the Company's earnings from continuing operations before cumulative effect of accounting change for 1997 included a charge of $59.5 million, net of a Federal income tax benefit of $10.0 million and minority interest of $51.4 million. The remaining balance of intangible assets is being amortized over its estimated useful life of 20 years. At December 31, 1998, the Company's ownership of Alliance Units was approximately 56.7%.



                                     SAI-54

--------------------------------------------------------------------------------

     Net unrealized investment gains (losses), included in the consolidated balance sheets as a component of accumulated comprehensive income and the changes for the corresponding years, are summarized as follows:






                                                                       1998          1997          1996
                                                                   -----------   -----------   -----------
                                                                                (IN MILLIONS)
Balance, beginning of year .....................................    $  533.6      $  189.9      $  396.5
Changes in unrealized investment gains (losses) ................      (242.4)        543.3        (297.6)
Changes in unrealized investment losses (gains) attributable to:
 Participating group annuity contracts .........................        (5.7)         53.2            --
 DAC ...........................................................        13.2         (89.0)         42.3
 Deferred Federal income taxes .................................        85.4        (163.8)         48.7
                                                                    --------      --------      --------
Balance, End of Year ...........................................    $  384.1      $  533.6      $  189.9
                                                                    ========      ========      ========
Balance, end of year comprises:
 Unrealized investment gains on:
   Fixed maturities ............................................    $  539.9      $  871.2      $  357.8
   Other equity investments ....................................        92.4          33.7          31.6
   Other, principally Closed Block .............................       111.1          80.9          53.1
                                                                    --------      --------      --------
    Total ......................................................       743.4         985.8         442.5
 Amounts of unrealized investment gains attributable to:
   Participating group annuity contracts .......................       (24.7)        (19.0)        (72.2)
   DAC .........................................................      (127.8)       (141.0)        (52.0)
   Deferred Federal income taxes ...............................      (206.8)       (292.2)       (128.4)
                                                                    --------      --------      --------
Total ..........................................................    $  384.1      $  533.6      $  189.9
                                                                    ========      ========      ========



                                     SAI-55

--------------------------------------------------------------------------------

6) ACCUMULATED OTHER COMPREHENSIVE INCOME


     Accumulated other comprehensive income represents cumulative gains and losses on items that are not reflected in earnings. The balances for the years 1998, 1997 and 1996 are as follows:






                                                              1998          1997          1996
                                                          -----------   -----------   -----------
                                                                       (IN MILLIONS)
Unrealized gains on investments .......................    $  384.1      $  533.6      $  189.9
Minimum pension liability .............................       (28.3)        (17.3)        (12.9)
                                                           --------      --------      --------
Total Accumulated Other Comprehensive Income ..........    $  355.8      $  516.3      $  177.0
                                                           ========      ========      ========



     The components of other comprehensive income for the years 1998, 1997 and 1996 are as follows:






                                                                         1998           1997          1996
                                                                     ------------   -----------   ------------
                                                                                   (IN MILLIONS)
Net unrealized gains (losses) on investment securities:
 Net unrealized gains (losses) arising during the period .........     $ (186.1)     $  564.0       $ (249.8)
 Reclassification adjustment for (gains) losses included in net
   earnings ......................................................        (56.3)        (20.7)         (47.8)
                                                                       --------      --------       --------
Net unrealized gains (losses) on investment securities ...........       (242.4)        543.3         (297.6)
Adjustments for policyholder liabilities, DAC and deferred
 Federal income taxes ............................................         92.9        (199.6)          91.0
                                                                       --------      --------       --------
Change in unrealized gains (losses), net of reclassification and
 adjustments .....................................................       (149.5)        343.7         (206.6)
Change in minimum pension liability ..............................        (11.0)         (4.4)          22.2
                                                                       --------      --------       --------
Total Other Comprehensive Income .................................     $ (160.5)     $  339.3       $ (184.4)
                                                                       ========      ========       ========


                                     SAI-56

--------------------------------------------------------------------------------

7) CLOSED BLOCK


     Summarized financial information for the Closed Block follows:






                                                                               DECEMBER 31,
                                                                       -----------------------------
                                                                            1998            1997
                                                                       -------------   -------------
                                                                               (IN MILLIONS)
Assets
Fixed Maturities:
 Available for sale, at estimated fair value (amortized cost,
   $4,149.0 and $4,059.4) ..........................................    $  4,373.2      $  4,231.0
Mortgage loans on real estate ......................................       1,633.4         1,341.6
Policy loans .......................................................       1,641.2         1,700.2
Cash and other invested assets .....................................          86.5           282.0
DAC ................................................................         676.5           775.2
Other assets .......................................................         221.6           236.6
                                                                        ----------      ----------
Total Assets .......................................................    $  8,632.4      $  8,566.6
                                                                        ==========      ==========
Liabilities
Future policy benefits and policyholders' account balances .........    $  9,013.1      $  8,993.2
Other liabilities ..................................................          63.9            80.5
                                                                        ----------      ----------
Total Liabilities ..................................................    $  9,077.0      $  9,073.7
                                                                        ==========      ==========




                                                                    1998          1997          1996
                                                                -----------   -----------   -----------
                                                                             (IN MILLIONS)
Revenues
Premiums and other revenue ..................................    $  661.7      $  687.1      $  724.8
Investment income (net of investment expenses of $15.5, $27.0
 and $27.3) .................................................       569.7         574.9         546.6
Investment losses, net ......................................          .5         (42.4)         (5.5)
                                                                 --------      --------      --------
 Total revenues .............................................     1,231.9       1,219.6       1,265.9
                                                                 --------      --------      --------
Benefits and Other Deductions
Policyholders' benefits and dividends .......................     1,082.0       1,066.7       1,106.3
Other operating costs and expenses ..........................        62.8          50.4          34.6
                                                                 --------      --------      --------
 Total benefits and other deductions ........................     1,144.8       1,117.1       1,140.9
                                                                 --------      --------      --------
Contribution from the Closed Block ..........................    $   87.1      $  102.5      $  125.0
                                                                 ========      ========      ========



     At December 31, 1998 and 1997, problem mortgage loans on real estate had an amortized cost of $5.1 million and $8.1 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had an amortized cost of $26.0 million and $70.5 million, respectively.



                                     SAI-57

--------------------------------------------------------------------------------

     Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:






                                                                       DECEMBER 31,
                                                                 ------------------------
                                                                    1998          1997
                                                                 ----------   -----------
                                                                      (IN MILLIONS)
Impaired mortgage loans with provision for losses ............    $  55.5      $  109.1
Impaired mortgage loans without provision for losses .........        7.6            .6
                                                                  -------      --------
Recorded investment in impaired mortgages ....................       63.1         109.7
Provision for losses .........................................      (10.1)        (17.4)
                                                                  -------      --------
Net Impaired Mortgage Loans ..................................    $  53.0      $   92.3
                                                                  =======      ========



     During 1998, 1997 and 1996, the Closed Block's average recorded investment in impaired mortgage loans was $85.5 million, $110.2 million and $153.8 million, respectively. Interest income recognized on these impaired mortgage loans totaled $4.7 million, $9.4 million and $10.9 million ($1.5 million, $4.1 million and $4.7 million recognized on a cash basis) for 1998, 1997 and 1996, respectively.


     Valuation allowances amounted to $11.1 million and $18.5 million on mortgage loans on real estate and $15.4 million and $16.8 million on equity real estate at December 31, 1998 and 1997, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in the recognition of impairment losses of $5.6 million on real estate held for production of income. Writedowns of fixed maturities amounted to $3.5 million and $12.8 million for 1997 and 1996, respectively. Writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $28.8 million for 1997.


     In the fourth quarter of 1997, $72.9 million depreciated cost of equity real estate held for production of income was reclassified to equity real estate held for sale. Additions to valuation allowances of $15.4 million were recorded upon these transfers. Additionally, in fourth quarter 1997, $28.8 million of writedowns on real estate held for production of income were recorded.


     Many expenses related to Closed Block operations are charged to operations outside of the Closed Block; accordingly, the contribution from the Closed Block does not represent the actual profitability of the Closed Block operations. Operating costs and expenses outside of the Closed Block are, therefore, disproportionate to the business outside of the Closed Block.



                                     SAI-58

--------------------------------------------------------------------------------

8) DISCONTINUED OPERATIONS


     Summarized financial information for discontinued operations follows:






                                                        DECEMBER 31,
                                                 --------------------------
                                                     1998           1997
                                                 ------------   -----------
                                                       (IN MILLIONS)
Assets
Mortgage loans on real estate ................    $   553.9      $   635.2
Equity real estate ...........................        611.0          874.5
Other equity investments .....................        115.1          209.3
Other invested assets ........................         24.9          152.4
                                                  ---------      ---------
 Total investments ...........................      1,304.9        1,871.4
Cash and cash equivalents ....................         34.7          106.8
Other assets .................................        219.0          243.8
                                                  ---------      ---------
Total Assets .................................    $ 1,558.6      $ 2,222.0
                                                  =========      =========
Liabilities
Policyholders' liabilities ...................    $ 1,021.7      $ 1,048.3
Allowance for future losses ..................        305.1          259.2
Amounts due to continuing operations .........          2.7          572.8
Other liabilities ............................        229.1          341.7
                                                  ---------      ---------
Total Liabilities ............................    $ 1,558.6      $ 2,222.0
                                                  =========      =========




                                                                               1998          1997          1996
                                                                           -----------   -----------   -----------
                                                                                        (IN MILLIONS)
Revenues
Investment income (net of investment expenses of $63.3, $97.3
 and $127.5) ...........................................................    $  160.4      $  188.6      $  245.4
Investment gains (losses), net .........................................        35.7        (173.7)       ( 18.9)
Policy fees, premiums and other income .................................      (  4.3)           .2            .2
                                                                            --------      --------      --------
Total revenues .........................................................       191.8          15.1         226.7
Benefits and other deductions ..........................................       141.5         169.5         250.4
Earnings added (losses charged) to allowance for future losses .........        50.3        (154.4)       ( 23.7)
                                                                            --------      --------      --------
Pre-tax loss from operations ...........................................          --            --            --
Pre-tax earnings from releasing (loss from strengthening) of the
 allowance for future losses ...........................................         4.2        (134.1)       (129.0)
Federal income tax (expense) benefit ...................................      (  1.5)         46.9          45.2
                                                                            --------      --------      --------
Earnings (Loss) from Discontinued Operations ...........................    $    2.7      $  (87.2)     $  (83.8)
                                                                            ========      ========      ========



     The Company's quarterly process for evaluating the allowance for future losses applies the current period's results of the discontinued operations against the allowance, re-estimates future losses and adjusts the allowance, if appropriate. Additionally, as part of the Company's annual planning process which takes



                                     SAI-59

--------------------------------------------------------------------------------

place in the fourth quarter of each year, investment and benefit cash flow projections are prepared. These updated assumptions and estimates resulted in a release of allowance in 1998 and strengthening of allowance in 1997 and 1996.


     In the fourth quarter of 1997, $329.9 million depreciated cost of equity real estate was reclassified from equity real estate held for production of income to real estate held for sale. Additions to valuation allowances of $79.8 million were recognized upon these transfers. Additionally, in fourth quarter 1997, $92.5 million of writedowns on real estate held for production of income were recognized.


     Benefits and other deductions includes $26.6 million, $53.3 million and $114.3 million of interest expense related to amounts borrowed from continuing operations in 1998, 1997 and 1996, respectively.


     Valuation allowances amounted to $3.0 million and $28.4 million on mortgage loans on real estate and $34.8 million and $88.4 million on equity real estate at December 31, 1998 and 1997, respectively. As of January 1, 1996, the adoption of SFAS No. 121 resulted in a release of existing valuation allowances of $71.9 million on equity real estate and recognition of impairment losses of $69.8 million on real estate held for production of income. Writedowns of equity real estate subsequent to the adoption of SFAS No. 121 amounted to $95.7 million and $12.3 million for 1997 and 1996, respectively.


     At December 31, 1998 and 1997, problem mortgage loans on real estate had amortized costs of $1.1 million and $11.0 million, respectively, and mortgage loans on real estate for which the payment terms have been restructured had amortized costs of $3.5 million and $109.4 million, respectively.


     Impaired mortgage loans (as defined under SFAS No. 114) along with the related provision for losses were as follows:






                                                                      DECEMBER 31,
                                                                 -----------------------
                                                                    1998         1997
                                                                 ---------   -----------
                                                                      (IN MILLIONS)
Impaired mortgage loans with provision for losses ............    $  6.7      $  101.8
Impaired mortgage loans without provision for losses .........       8.5            .2
                                                                  ------      --------
Recorded investment in impaired mortgages ....................      15.2         102.0
Provision for losses .........................................      (2.1)        (27.3)
                                                                  ------      --------
Net Impaired Mortgage Loans ..................................    $ 13.1      $   74.7
                                                                  ======      ========



     During 1998, 1997 and 1996, the discontinued operations' average recorded investment in impaired mortgage loans was $73.3 million, $89.2 million and $134.8 million, respectively. Interest income recognized on these impaired mortgage loans totaled $4.7 million, $6.6 million and $10.1 million ($3.4 million, $5.3 million and $7.5 million recognized on a cash basis) for 1998, 1997 and 1996, respectively.


     At December 31, 1998 and 1997, discontinued operations had carrying values of $50.0 million and $156.2 million, respectively, of real estate acquired in satisfaction of debt.



                                     SAI-60

--------------------------------------------------------------------------------

9) SHORT-TERM AND LONG-TERM DEBT


     Short-term and long-term debt consists of the following:






                                                                     DECEMBER 31,
                                                               -------------------------
                                                                   1998          1997
                                                               -----------   -----------
                                                                     (IN MILLIONS)
Short-term debt ............................................   $   179.3     $   422.2
                                                               ---------     ---------
Long-term debt:
Equitable Life:
 6.95% surplus notes scheduled to mature 2005 ..............       399.4         399.4
 7.70% surplus notes scheduled to mature 2015 ..............       199.7         199.7
 Other .....................................................          .3            .3
                                                               ---------     ---------
   Total Equitable Life ....................................       599.4         599.4
                                                               ---------     ---------
Wholly Owned and Joint Venture Real Estate:
 Mortgage notes, 5.91% -- 12.00%, due through 2017 .........       392.2         676.6
                                                               ---------     ---------
Alliance:
 Other .....................................................        10.8          18.5
                                                               ---------     ---------
Total long-term debt .......................................     1,002.4       1,294.5
                                                               ---------     ---------
Total Short-term and Long-term Debt ........................   $ 1,181.7     $ 1,716.7
                                                               =========     =========



 Short-term Debt


     Equitable Life has a $350.0 million bank credit facility available to fund short-term working capital needs and to facilitate the securities settlement process. The credit facility consists of two types of borrowing options with varying interest rates and expires in September 2000. The interest rates are based on external indices dependent on the type of borrowing and at December 31, 1998 range from 5.23% to 7.75%. There were no borrowings outstanding under this bank credit facility at December 31, 1998.


     Equitable Life has a commercial paper program with an issue limit of $500.0 million. This program is available for general corporate purposes used to support Equitable Life's liquidity needs and is supported by Equitable Life's existing $350.0 million bank credit facility. At December 31, 1998, there were no borrowings outstanding under this program.


     During July 1998, Alliance entered into a $425.0 million five-year revolving credit facility with a group of commercial banks which replaced a $250.0 million revolving credit facility. Under the facility, the interest rate, at the option of Alliance, is a floating rate generally based upon a defined prime rate, a rate related to the London Interbank Offered Rate ("LIBOR") or the Federal Funds Rate. A facility fee is payable on the total facility. During September 1998, Alliance increased the size of its commercial paper program from $250.0 million to $425.0 million. Borrowings from these two sources may not exceed $425.0 million in the aggregate. The revolving credit facility provides backup liquidity for commercial paper issued under Alliance's commercial paper program and can be used as a direct source of borrowing. The revolving credit facility contains covenants which require Alliance to, among other things, meet certain financial ratios. As of December 31, 1998, Alliance had commercial paper outstanding totaling $179.5 million at an effective interest rate of 5.5% and there were no borrowings outstanding under Alliance's revolving credit facility.



                                     SAI-61

--------------------------------------------------------------------------------

 Long-term Debt


     Several of the long-term debt agreements have restrictive covenants related to the total amount of debt, net tangible assets and other matters. The Company is in compliance with all debt covenants.


     The Company has pledged real estate, mortgage loans, cash and securities amounting to $640.2 million and $1,164.0 million at December 31, 1998 and 1997, respectively, as collateral for certain short-term and long-term debt.


     At December 31, 1998, aggregate maturities of the long-term debt based on required principal payments at maturity for 1999 and the succeeding four years are $322.8 million, $6.9 million, $1.7 million, $1.8 million and $2.0 million, respectively, and $668.0 million thereafter.


10) FEDERAL INCOME TAXES


     A summary of the Federal income tax expense in the consolidated statements of earnings is shown below:






                                            1998          1997         1996
                                        -----------   -----------   ----------
                                                    (IN MILLIONS)
Federal income tax expense (benefit):
 Current ............................    $  283.3      $  186.5      $  97.9
 Deferred ...........................        69.8        (95.0)       (88.2)
                                         --------      --------      -------
Total ...............................    $  353.1      $   91.5      $   9.7
                                         ========      ========      =======



     The Federal income taxes attributable to consolidated operations are different from the amounts determined by multiplying the earnings before Federal income taxes and minority interest by the expected Federal income tax rate of 35%. The sources of the difference and the tax effects of each are as follows:






                                                      1998          1997         1996
                                                  -----------   -----------   ----------
                                                              (IN MILLIONS)
Expected Federal income tax expense ...........    $  414.3      $  234.7      $  73.0
Non-taxable minority interest .................       (33.2)        (38.0)       (28.6)
Adjustment of tax audit reserves ..............        16.0         (81.7)         6.9
Equity in unconsolidated subsidiaries .........       (39.3)        (45.1)       (32.3)
Other .........................................        (4.7)         21.6         (9.3)
                                                   --------      --------      -------
Federal Income Tax Expense ....................    $  353.1      $   91.5      $   9.7
                                                   ========      ========      =======


                                     SAI-62

--------------------------------------------------------------------------------

     The components of the net deferred Federal income taxes are as follows:






                                                   DECEMBER 31, 1998            DECEMBER 31, 1997
                                              ---------------------------   --------------------------
                                                 ASSETS      LIABILITIES       ASSETS      LIABILITIES
                                              -----------   -------------   -----------   ------------
                                                                   (IN MILLIONS)
Compensation and related benefits .........    $  235.3        $   --        $  257.9        $   --
Other .....................................        27.8            --            30.7            --
DAC, reserves and reinsurance .............          --         231.4              --         222.8
Investments ...............................          --         364.4              --         405.7
                                               --------        ------        --------        ------
Total .....................................    $  263.1       $ 595.8        $  288.6       $ 628.5
                                               ========       =======        ========       =======



     The deferred Federal income taxes impacting operations reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The sources of these temporary differences and the tax effects of each are as follows:






                                                             1998          1997           1996
                                                          ----------   ------------   ------------
                                                                       (IN MILLIONS)
DAC, reserves and reinsurance .........................    $  (7.7)      $   46.2       $ (156.2)
Investments ...........................................       46.8         (113.8)          78.6
Compensation and related benefits .....................       28.6            3.7           22.3
Other .................................................        2.1          (31.1)         (32.9)
                                                           -------       --------       --------
Deferred Federal Income Tax Expense (Benefit) .........    $  69.8       $  (95.0)      $  (88.2)
                                                           =======       ========       ========



     The Internal Revenue Service (the "IRS") is in the process of examining the Holding Company's consolidated Federal income tax returns for the years 1992 through 1996. Management believes these audits will have no material adverse effect on the Company's results of operations.



                                     SAI-63

--------------------------------------------------------------------------------

11) REINSURANCE AGREEMENTS


     The Insurance Group assumes and cedes reinsurance with other insurance companies. The Insurance Group evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Ceded reinsurance does not relieve the originating insurer of liability. The effect of reinsurance (excluding group life and health) is summarized as follows:






                                                                           1998          1997          1996
                                                                       -----------   -----------   -----------
                                                                                    (IN MILLIONS)
Direct premiums ....................................................    $  438.8      $  448.6      $  461.4
Reinsurance assumed ................................................       203.6         198.3         177.5
Reinsurance ceded ..................................................       (54.3)        (45.4)        (41.3)
                                                                        --------      --------      --------
Premiums ...........................................................    $  588.1      $  601.5      $  597.6
                                                                        ========      ========      ========
Universal Life and Investment-type Product Policy Fee Income
 Ceded .............................................................    $   75.7      $   61.0      $   48.2
                                                                        ========      ========      ========
Policyholders' Benefits Ceded ......................................    $   85.9      $   70.6      $   54.1
                                                                        ========      ========      ========
Interest Credited to Policyholders' Account Balances Ceded .........    $   39.5      $   36.4      $   32.3
                                                                        ========      ========      ========



     Beginning in May 1997, the Company began reinsuring on a yearly renewal term basis 90% of the mortality risk on new issues of certain term, universal and variable life products. During 1996, the Company's retention limit on joint survivorship policies was increased to $15.0 million. Effective January 1, 1994, all in force business above $5.0 million was reinsured. The Insurance Group also reinsures the entire risk on certain substandard underwriting risks as well as in certain other cases.


     The Insurance Group cedes 100% of its group life and health business to a third party insurance company. Premiums ceded totaled $1.3 million, $1.6 million and $2.4 million for 1998, 1997 and 1996, respectively. Ceded death and disability benefits totaled $15.6 million, $4.3 million and $21.2 million for 1998, 1997 and 1996, respectively. Insurance liabilities ceded totaled $560.3 million and $593.8 million at December 31, 1998 and 1997, respectively.


12) EMPLOYEE BENEFIT PLANS


     The Company sponsors qualified and non-qualified defined benefit plans covering substantially all employees (including certain qualified part-time employees), managers and certain agents. The pension plans are non-contributory. Equitable Life's benefits are based on a cash balance formula or years of service and final average earnings, if greater, under certain grandfathering rules in the plans. Alliance's benefits are based on years of credited service, average final base salary and primary social security benefits. The Company's funding policy is to make the minimum contribution required by the Employee Retirement Income Security Act of 1974 ("ERISA").



                                     SAI-64

--------------------------------------------------------------------------------

     Components of net periodic pension cost (credit) for the qualified and non-qualified plans are as follows:






                                                               1998          1997         1996
                                                           ------------   ----------   ----------
                                                                       (IN MILLIONS)
Service cost ...........................................     $   33.2      $   32.5     $   33.8
Interest cost on projected benefit obligations .........        129.2         128.2        120.8
Actual return on assets ................................       (175.6)       (307.6)      (181.4)
Net amortization and deferrals .........................          6.1         166.6         43.4
                                                             --------      --------     --------
Net Periodic Pension Cost (Credit) .....................     $   (7.1)     $   19.7     $   16.6
                                                             ========      ========     ========



     The plan's projected benefit obligation under the qualified and non-qualified plans was comprised of:






                                                          DECEMBER 31,
                                                  -----------------------------
                                                       1998            1997
                                                  -------------   -------------
                                                          (IN MILLIONS)
Benefit obligation, beginning of year .........    $  1,801.3      $  1,765.5
Service cost ..................................          33.2            32.5
Interest cost .................................         129.2           128.2
Actuarial (gains) losses ......................         108.4           (15.5)
Benefits paid .................................        (138.7)         (109.4)
                                                   ----------      ----------
Benefit Obligation, End of Year ...............    $  1,933.4      $  1,801.3
                                                   ==========      ==========



     The funded status of the qualified and non-qualified pension plans is as follows:



                                                                                  DECEMBER 31,
                                                                          -----------------------------
                                                                               1998            1997
                                                                          -------------   -------------
                                                                                  (IN MILLIONS)
Plan assets at fair value, beginning of year ..........................    $  1,867.4      $  1,626.0
Actual return on plan assets ..........................................         338.9           307.5
Contributions .........................................................            --            30.0
Benefits paid and fees ................................................        (123.2)          (96.1)
                                                                           ----------      ----------
Plan assets at fair value, end of year ................................       2,083.1         1,867.4
Projected benefit obligations .........................................       1,933.4         1,801.3
                                                                           ----------      ----------
Projected benefit obligations less than plan assets ...................         149.7            66.1
Unrecognized prior service cost .......................................          (7.5)           (9.9)
Unrecognized net loss from past experience different from that assumed           38.7            95.0
Unrecognized net asset at transition ..................................           1.5             3.1
                                                                           ----------      ----------
Prepaid Pension Cost ..................................................    $    182.4      $    154.3
                                                                           ==========      ==========

     The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of projected benefit obligations were 7.0% and 3.83%, respectively, at December 31, 1998 and 7.25% and 4.07%, respectively, at December 31, 1997. As of January 1, 1998 and 1997, the expected long-term rate of return on assets for the retirement plan was 10.25%.




                                     SAI-65

--------------------------------------------------------------------------------

     The Company recorded, as a reduction of shareholders' equity an additional minimum pension liability of $28.3 million and $17.3 million, net of Federal income taxes, at December 31, 1998 and 1997, respectively, primarily representing the excess of the accumulated benefit obligation of the qualified pension plan over the accrued liability.

     The pension plan's assets include corporate and government debt securities, equity securities, equity real estate and shares of group trusts managed by Alliance.

     Prior to 1987, the qualified plan funded participants' benefits through the purchase of non-participating annuity contracts from Equitable Life. Benefit payments under these contracts were approximately $31.8 million, $33.2 million and $34.7 million for 1998, 1997 and 1996, respectively.

     The Company provides certain medical and life insurance benefits (collectively, "postretirement benefits") for qualifying employees, managers and agents retiring from the Company (i) on or after attaining age 55 who have at least 10 years of service or (ii) on or after attaining age 65 or (iii) whose jobs have been abolished and who have attained age 50 with 20 years of service. The life insurance benefits are related to age and salary at retirement. The costs of postretirement benefits are recognized in accordance with the provisions of SFAS No. 106. The Company continues to fund postretirement benefits costs on a pay-as-you-go basis and, for 1998, 1997 and 1996, the Company made estimated postretirement benefits payments of $28.4 million, $18.7 million and $18.9 million, respectively.

     The following table sets forth the postretirement benefits plan's status, reconciled to amounts recognized in the Company's consolidated financial statements:






                                                                               1998        1997        1996
                                                                            ---------   ---------   ---------
                                                                                      (IN MILLIONS)
Service cost ............................................................    $  4.6      $  4.5      $  5.3
Interest cost on accumulated postretirement benefits obligation .........      33.6        34.7        34.6
Net amortization and deferrals ..........................................        .5         1.9         2.4
                                                                             ------      ------      ------
Net Periodic Postretirement Benefits Costs ..............................    $ 38.7      $ 41.1      $ 42.3
                                                                             ======      ======      ======




                                                                                   DECEMBER 31,
                                                                             -------------------------
                                                                                 1998          1997
                                                                             -----------   -----------
                                                                                   (IN MILLIONS)
Accumulated postretirement benefits obligation, beginning of year ........    $  490.8      $  388.5
Service cost .............................................................         4.6           4.5
Interest cost ............................................................        33.6          34.7
Contributions and benefits paid ..........................................       (28.4)         72.1
Actuarial (gains) losses .................................................       (10.2)         (9.0)
                                                                              --------      --------
Accumulated postretirement benefits obligation, end of year ..............       490.4         490.8
Unrecognized prior service cost ..........................................        31.8          40.3
Unrecognized net loss from past experience different from that assumed
 and from changes in assumptions .........................................      (121.2)       (140.6)
                                                                              --------      --------
Accrued Postretirement Benefits Cost .....................................    $  401.0      $  390.5
                                                                              ========      ========



     Since January 1, 1994, costs to the Company for providing these medical benefits available to retirees under age 65 are the same as those offered to active employees and medical benefits will be limited to 200% of 1993 costs for all participants.



                                     SAI-66

--------------------------------------------------------------------------------

     The assumed health care cost trend rate used in measuring the accumulated postretirement benefits obligation was 8.0% in 1998, gradually declining to 2.5% in the year 2009, and in 1997 was 8.75%, gradually declining to 2.75% in the year 2009. The discount rate used in determining the accumulated postretirement benefits obligation was 7.0% and 7.25% at December 31, 1998 and 1997, respectively.

     If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefits obligation as of December 31, 1998 would be increased 4.83%. The effect of this change on the sum of the service cost and interest cost would be an increase of 4.57%. If the health care cost trend rate assumptions were decreased by 1% the accumulated postretirement benefits obligation as of December 31, 1998 would be decreased by 5.6%. The effect of this change on the sum of the service cost and interest cost would be a decrease of 5.4%.


13) DERIVATIVES AND FAIR VALUE OF FINANCIAL INSTRUMENTS


 Derivatives

     The Insurance Group primarily uses derivatives for asset/liability risk management and for hedging individual securities. Derivatives mainly are utilized to reduce the Insurance Group's exposure to interest rate fluctuations. Accounting for interest rate swap transactions is on an accrual basis. Gains and losses related to interest rate swap transactions are amortized as yield adjustments over the remaining life of the underlying hedged security. Income and expense resulting from interest rate swap activities are reflected in net investment income. The notional amount of matched interest rate swaps outstanding at December 31, 1998 and 1997, respectively, was $880.9 million and $1,353.4 million. The average unexpired terms at December 31, 1998 ranged from 1 month to 4.3 years. At December 31, 1998, the cost of terminating swaps in a loss position was $8.0 million. Equitable Life has implemented an interest rate cap program designed to hedge crediting rates on interest-sensitive individual annuities contracts. The outstanding notional amounts at December 31, 1998 of contracts purchased and sold were $8,450.0 million and $875.0 million, respectively. The net premium paid by Equitable Life on these contracts was $54.8 million and is being amortized ratably over the contract periods ranging from 1 to 5 years. Income and expense resulting from this program are reflected as an adjustment to interest credited to policyholders' account balances.

     Substantially all of DLJ's activities related to derivatives are, by their nature trading activities which are primarily for the purpose of customer accommodations. DLJ enters into certain contractual agreements referred to as derivatives or off-balance-sheet financial instruments involving futures, forwards and options. DLJ's derivative activities consist of writing over-the-counter ("OTC") options to accommodate its customer needs, trading in forward contracts in U.S. government and agency issued or guaranteed securities and in futures contracts on equity-based indices, interest rate instruments and currencies and issuing structured products based on emerging market financial instruments and indices. DLJ's involvement in swap contracts and commodity derivative instruments is not significant.


 Fair Value of Financial Instruments

     The Company defines fair value as the quoted market prices for those instruments that are actively traded in financial markets. In cases where quoted market prices are not available, fair values are estimated using present value or other valuation techniques. The fair value estimates are made at a specific point in time, based on available market information and judgments about the financial instrument, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time



                                     SAI-67

--------------------------------------------------------------------------------

the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses. In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instrument.

     Certain financial instruments are excluded, particularly insurance liabilities other than financial guarantees and investment contracts. Fair market value of off-balance-sheet financial instruments of the Insurance Group was not material at December 31, 1998 and 1997.

     Fair values for mortgage loans on real estate are estimated by discounting future contractual cash flows using interest rates at which loans with similar characteristics and credit quality would be made. Fair values for foreclosed mortgage loans and problem mortgage loans are limited to the estimated fair value of the underlying collateral if lower.

     Fair values of policy loans are estimated by discounting the face value of the loans from the time of the next interest rate review to the present, at a rate equal to the excess of the current estimated market rates over the current interest rate charged on the loan.

     The estimated fair values for the Company's association plan contracts, supplementary contracts not involving life contingencies ("SCNILC") and annuities certain, which are included in policyholders' account balances, and guaranteed interest contracts are estimated using projected cash flows discounted at rates reflecting expected current offering rates.

     The estimated fair values for variable deferred annuities and single premium deferred annuities ("SPDA"), which are included in policyholders' account balances, are estimated by discounting the account value back from the time of the next crediting rate review to the present, at a rate equal to the excess of current estimated market rates offered on new policies over the current crediting rates.

     Fair values for long-term debt are determined using published market values, where available, or contractual cash flows discounted at market interest rates. The estimated fair values for non-recourse mortgage debt are determined by discounting contractual cash flows at a rate which takes into account the level of current market interest rates and collateral risk. The estimated fair values for recourse mortgage debt are determined by discounting contractual cash flows at a rate based upon current interest rates of other companies with credit ratings similar to the Company. The Company's carrying value of short-term borrowings approximates their estimated fair value.



                                     SAI-68

--------------------------------------------------------------------------------

     The following table discloses carrying value and estimated fair value for financial instruments not otherwise disclosed in Notes 3, 7 and 8:






                                                                                 DECEMBER 31,
                                                         ------------------------------------------------------------
                                                                     1998                           1997
                                                         ----------------------------   -----------------------------
                                                            CARRYING       ESTIMATED       CARRYING       ESTIMATED
                                                             VALUE        FAIR VALUE        VALUE         FAIR VALUE
                                                         -------------   ------------   -------------   -------------
                                                                                (IN MILLIONS)
Consolidated Financial Instruments:
Mortgage loans on real estate ........................    $  2,809.9      $  2,961.8     $  2,611.4      $  2,822.8
Other limited partnership interests ..................         562.6           562.6          509.4           509.4
Policy loans .........................................       2,086.7         2,370.7        2,422.9         2,493.9
Policyholders' account balances - investment contracts      12,892.0        13,396.0       12,611.0        12,714.0
Long-term debt .......................................       1,002.4         1,025.2        1,294.5         1,257.0
Closed Block Financial Instruments:
Mortgage loans on real estate ........................       1,633.4         1,703.5        1,341.6         1,420.7
Other equity investments .............................          56.4            56.4           86.3            86.3
Policy loans .........................................       1,641.2         1,929.7        1,700.2         1,784.2
SCNILC liability .....................................          25.0            25.0           27.6            30.3
Discontinued Operations Financial Instruments:
Mortgage loans on real estate ........................         553.9           599.9          655.5           779.9
Fixed maturities .....................................          24.9            24.9           38.7            38.7
Other equity investments .............................         115.1           115.1          209.3           209.3
Guaranteed interest contracts ........................          37.0            34.0           37.0            34.0
Long-term debt .......................................         147.1           139.8          296.4           297.6



14) COMMITMENTS AND CONTINGENT LIABILITIES


     The Company has provided, from time to time, certain guarantees or commitments to affiliates, investors and others. These arrangements include commitments by the Company, under certain conditions: to make capital contributions of up to $142.9 million to affiliated real estate joint ventures; and to provide equity financing to certain limited partnerships of $287.3 million at December 31, 1998, under existing loan or loan commitment agreements.


     Equitable Life is the obligor under certain structured settlement agreements which it had entered into with unaffiliated insurance companies and beneficiaries. To satisfy its obligations under these agreements, Equitable Life owns single premium annuities issued by previously wholly owned life insurance subsidiaries. Equitable Life has directed payment under these annuities to be made directly to the beneficiaries under the structured settlement agreements. A contingent liability exists with respect to these agreements should the previously wholly owned subsidiaries be unable to meet their obligations. Management believes the satisfaction of those obligations by Equitable Life is remote.


     The Insurance Group had $24.7 million of letters of credit outstanding at December 31, 1998.


                                     SAI-69

--------------------------------------------------------------------------------

15) LITIGATION


 Major Medical Insurance Cases

     Equitable Life agreed to settle, subject to court approval, previously disclosed cases involving lifetime guaranteed renewable major medical insurance policies issued by Equitable Life in five states. Plaintiffs in these cases claimed that Equitable Life's method for determining premium increases breached the terms of certain forms of the policies and was misrepresented. In certain cases plaintiffs also claimed that Equitable Life misrepresented to policyholders that premium increases had been approved by insurance departments, and that it determined annual rate increases in a manner that discriminated against the policyholders.

     In December 1997, Equitable Life entered into a settlement agreement, subject to court approval, which would result in creation of a nationwide class consisting of all persons holding, and paying premiums on, the policies at any time since January 1, 1988 and the dismissal with prejudice of the pending actions and the resolution of all similar claims on a nationwide basis. Under the terms of the settlement, which involves approximately 127,000 former and current policyholders, Equitable Life would pay $14.2 million in exchange for release of all claims and will provide future relief to certain current policyholders by restricting future premium increases, estimated to have a present value of $23.3 million. This estimate is based upon assumptions about future events that cannot be predicted with certainty and accordingly the actual value of the future relief may vary. In October 1998, the court entered a judgment approving the settlement agreement and, in November, a member of the national class filed a notice of appeal of the judgment. In January 1999, the Court of Appeals granted Equitable Life's motion to dismiss the appeal.

 Life Insurance and Annuity Sales Cases

     A number of lawsuits are pending as individual claims and purported class actions against Equitable Life and its subsidiary insurance companies Equitable Variable Life Insurance Company ("EVLICO," which was merged into Equitable Life effective January 1, 1997) and The Equitable of Colorado, Inc. ("EOC"). These actions involve, among other things, sales of life and annuity products for varying periods from 1980 to the present, and allege, among other things, sales practice misrepresentation primarily involving: the number of premium payments required; the propriety of a product as an investment vehicle; the propriety of a product as a replacement of an existing policy; and failure to disclose a product as life insurance. Some actions are in state courts and others are in U.S. District Courts in varying jurisdictions, and are in varying stages of discovery and motions for class certification.

     In general, the plaintiffs request an unspecified amount of damages, punitive damages, enjoinment from the described practices, prohibition against cancellation of policies for non-payment of premium or other remedies, as well as attorneys' fees and expenses. Similar actions have been filed against other life and health insurers and have resulted in the award of substantial judgments, including material amounts of punitive damages, or in substantial settlements. Although the outcome of litigation cannot be predicted with certainty, particularly in the early stages of an action, The Equitable's management believes that the ultimate resolution of these cases should not have a material adverse effect on the financial position of The Equitable. The Equitable's management cannot make an estimate of loss, if any, or predict whether or not any such litigation will have a material adverse effect on The Equitable's results of operations in any particular period.

 Discrimination Case

     Equitable Life is a defendant in an action, certified as a class action in September 1997, in the United States District Court for the Northern District of Alabama, Southern Division, involving alleged discrimination on the basis of race against African-American applicants and potential applicants in hiring



                                     SAI-70

--------------------------------------------------------------------------------

individuals as sales agents. Plaintiffs seek a declaratory judgment and affirmative and negative injunctive relief, including the payment of back-pay, pension and other compensation. Although the outcome of litigation cannot be predicted with certainty, The Equitable's management believes that the ultimate resolution of this matter should not have a material adverse effect on the financial position of The Equitable. The Equitable's management cannot make an estimate of loss, if any, or predict whether or not such matter will have a material adverse effect on The Equitable's results of operations in any particular period.


 Alliance Capital

     In July 1995, a class action complaint was filed against Alliance North American Government Income Trust, Inc. (the "Fund"), Alliance and certain other defendants affiliated with Alliance, including the Holding Company, alleging violations of Federal securities laws, fraud and breach of fiduciary duty in connection with the Fund's investments in Mexican and Argentine securities. The original complaint was dismissed in 1996; on appeal, the dismissal was affirmed. In October 1996, plaintiffs filed a motion for leave to file an amended complaint, alleging the Fund failed to hedge against currency risk despite representations that it would do so, the Fund did not properly disclose that it planned to invest in mortgage-backed derivative securities and two Fund advertisements misrepresented the risks of investing in the Fund. In October 1998, the U.S. Court of Appeals for the Second Circuit issued an order granting plaintiffs' motion to file an amended complaint alleging that the Fund misrepresented its ability to hedge against currency risk and denying plaintiffs' motion to file an amended complaint containing the other allegations. Alliance believes that the allegations in the amended complaint, which was filed in February 1999, are without merit and intends to defend itself vigorously against these claims. While the ultimate outcome of this matter cannot be determined at this time, Alliance's management does not expect that it will have a material adverse effect on Alliance's results of operations or financial condition.


 DLJSC

     DLJSC is a defendant along with certain other parties in a class action complaint involving the underwriting of units, consisting of notes and warrants to purchase common shares, of Rickel Home Centers, Inc. ("Rickel"), which filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code. The complaint seeks unspecified compensatory and punitive damages from DLJSC, as an underwriter and as an owner of 7.3% of the common stock, for alleged violation of Federal securities laws and common law fraud for alleged misstatements and omissions contained in the prospectus and registration statement used in the offering of the units. DLJSC is defending itself vigorously against all the allegations contained in the complaint. Although there can be no assurance, DLJ's management does not believe that the ultimate outcome of this litigation will have a material adverse effect on DLJ's consolidated financial condition. Due to the early stage of this litigation, based on the information currently available to it, DLJ's management cannot predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

     DLJSC is a defendant in a purported class action filed in a Texas State Court on behalf of the holders of $550 million principal amount of subordinated redeemable discount debentures of National Gypsum Corporation ("NGC"). The debentures were canceled in connection with a Chapter 11 plan of reorganization for NGC consummated in July 1993. The litigation seeks compensatory and punitive damages for DLJSC's activities as financial advisor to NGC in the course of NGC's Chapter 11 proceedings. Trial is expected in early May 1999. DLJSC intends to defend itself vigorously against all the allegations contained in the complaint. Although there can be no assurance, DLJ's management does not believe that the



                                     SAI-71

--------------------------------------------------------------------------------

ultimate outcome of this litigation will have a material adverse effect on DLJ's consolidated financial condition. Based upon the information currently available to it, DLJ's management cannot predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

     DLJSC is a defendant in a complaint which alleges that DLJSC and a number of other financial institutions and several individual defendants violated civil provisions of RICO by inducing plaintiffs to invest over $40 million in The Securities Groups, a number of tax shelter limited partnerships, during the years 1978 through 1982. The plaintiffs seek recovery of the loss of their entire investment and an approximately equivalent amount of tax-related damages. Judgment for damages under RICO are subject to trebling. Discovery is complete. Trial has been scheduled for May 17, 1999. DLJSC believes that it has meritorious defenses to the complaints and will continue to contest the suits vigorously. Although there can be no assurance, DLJ's management does not believe that the ultimate outcome of this litigation will have a material adverse effect on DLJ's consolidated financial condition. Based upon the information currently available to it, DLJ's management cannot predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

     DLJSC is a defendant along with certain other parties in four actions involving Mid-American Waste Systems, Inc. ("Mid-American"), which filed a voluntary petition for reorganization pursuant to Chapter 11 of the Bankruptcy Code in January 1997. Three actions seek rescission, compensatory and punitive damages for DLJSC's role in underwriting notes of Mid-American. The other action, filed by the Plan Administrator for the bankruptcy estate of Mid-American, alleges that DLJSC is liable as an underwriter for alleged misrepresentations and omissions in the prospectus for the notes, and liable as financial advisor to Mid-American for allegedly failing to advise Mid-American about its financial condition. DLJSC believes that it has meritorious defenses to the complaints and will continue to contest the suits vigorously. Although there can be no assurance, DLJ's management does not believe that the ultimate outcome of this litigation will have a material adverse effect on DLJ's consolidated financial condition. Based upon information currently available to it, DLJ's management cannot predict whether or not such litigation will have a material adverse effect on DLJ's results of operations in any particular period.

 Other Matters

     In addition to the matters described above, the Holding Company and its subsidiaries are involved in various legal actions and proceedings in connection with their businesses. Some of the actions and proceedings have been brought on behalf of various alleged classes of claimants and certain of these claimants seek damages of unspecified amounts. While the ultimate outcome of such matters cannot be predicted with certainty, in the opinion of management no such matter is likely to have a material adverse effect on the Company's consolidated financial position or results of operations.


16) LEASES

     The Company has entered into operating leases for office space and certain other assets, principally data processing equipment and office furniture and equipment. Future minimum payments under noncancelable leases for 1999 and the succeeding four years are $98.7 million, $92.7 million, $73.4 million, $59.9 million, $55.8 million and $550.1 million thereafter. Minimum future sublease rental income on these noncancelable leases for 1999 and the succeeding four years is $7.6 million, $5.6 million, $4.6 million, $2.3 million, $2.3 million and $25.4 million thereafter.

     At December 31, 1998, the minimum future rental income on noncancelable operating leases for wholly owned investments in real estate for 1999 and the succeeding four years is $189.2 million, $177.0 million, $165.5 million, $145.4 million, $122.8 million and $644.7 million thereafter.



                                     SAI-72

--------------------------------------------------------------------------------

17) OTHER OPERATING COSTS AND EXPENSES

     Other operating costs and expenses consisted of the following:






                                                           1998          1997          1996
                                                       -----------   -----------   -----------
                                                                    (IN MILLIONS)
Compensation costs .................................   $   772.0     $   721.5     $   704.8
Commissions ........................................       478.1         409.6         329.5
Short-term debt interest expense ...................        26.1          31.7           8.0
Long-term debt interest expense ....................        84.6         121.2         137.3
Amortization of policy acquisition costs ...........       292.7         287.3         405.2
Capitalization of policy acquisition costs .........      (609.1)       (508.0)       (391.9)
Rent expense, net of sublease income ...............       100.0         101.8         113.7
Cursitor intangible assets writedown ...............          --         120.9            --
Other ..............................................     1,056.8         917.9         769.1
                                                       ---------     ---------     ---------
Total ..............................................   $ 2,201.2     $ 2,203.9     $ 2,075.7
                                                       =========     =========     =========



     During 1997 and 1996, the Company restructured certain operations in connection with cost reduction programs and recorded pre-tax provisions of $42.4 million and $24.4 million, respectively. The amounts paid during 1998, associated with cost reduction programs, totaled $22.6 million. At December 31, 1998, the liabilities associated with cost reduction programs amounted to $39.4 million. The 1997 cost reduction program included costs related to employee termination and exit costs. The 1996 cost reduction program included restructuring costs related to the consolidation of insurance operations' service centers. Amortization of DAC in 1996 included a $145.0 million writeoff of DAC related to DI contracts.


18) INSURANCE GROUP STATUTORY FINANCIAL INFORMATION

     Equitable Life is restricted as to the amounts it may pay as dividends to the Holding Company. Under the New York Insurance Law, the Superintendent has broad discretion to determine whether the financial condition of a stock life insurance company would support the payment of dividends to its shareholders. For 1998, 1997 and 1996, statutory net income (loss) totaled $384.4 million, $(351.7) million and $(351.1) million, respectively. Statutory surplus, capital stock and Asset Valuation Reserve ("AVR") totaled $4,728.0 million and $3,907.1 million at December 31, 1998 and 1997, respectively. No dividends have been paid by Equitable Life to the Holding Company to date.

     At December 31, 1998, the Insurance Group, in accordance with various government and state regulations, had $25.6 million of securities deposited with such government or state agencies.

     The differences between statutory surplus and capital stock determined in accordance with Statutory Accounting Principles ("SAP") and total shareholders' equity on a GAAP basis are primarily attributable to: (a) inclusion in SAP of an AVR intended to stabilize surplus from fluctuations in the value of the investment portfolio; (b) future policy benefits and policyholders' account balances under SAP differ from GAAP due to differences between actuarial assumptions and reserving methodologies; (c) certain policy acquisition costs are expensed under SAP but deferred under GAAP and amortized over future periods to achieve a matching of revenues and expenses; (d) Federal income taxes are generally accrued under SAP based upon revenues and expenses in the Federal income tax return while under GAAP deferred taxes are provided for timing differences between recognition of revenues and expenses for financial reporting and income tax purposes; (e) valuation of assets under SAP and GAAP differ due to different investment



                                     SAI-73

--------------------------------------------------------------------------------

valuation and depreciation methodologies, as well as the deferral of interest-related realized capital gains and losses on fixed income investments; and (f) differences in the accrual methodologies for post-employment and retirement benefit plans.


19) BUSINESS SEGMENT INFORMATION


     The Company's operations consist of Insurance and Investment Services. The Company's management evaluates the performance of each of these segments independently and allocates resources based on current and future requirements of each segment. Management evaluates the performance of each segment based upon operating results adjusted to exclude the effect of unusual or non-recurring events and transactions and certain revenue and expense categories not related to the base operations of the particular business net of minority interest. Information for all periods is presented on a comparable basis.


     Intersegment investment advisory and other fees of approximately $61.8 million, $84.1 million and $129.2 million for 1998, 1997 and 1996, respectively, are included in total revenues of the Investment Services segment. These fees, excluding amounts related to discontinued operations of $.5 million, $4.2 million and $13.3 million for 1998, 1997 and 1996, respectively, are eliminated in consolidation.


     The following tables reconcile each segment's revenues and operating earnings to total revenues and earnings from continuing operations before Federal income taxes and cumulative effect of accounting change as reported on the consolidated statements of earnings and the segments' assets to total assets on the consolidated balance sheets, respectively.



                                     SAI-74

--------------------------------------------------------------------------------



                                                                             INVESTMENT
                                                             INSURANCE        SERVICES      ELIMINATION        TOTAL
                                                           -------------   -------------   -------------   -------------
                                                                                   (IN MILLIONS)
1998
Segment revenues .......................................    $  4,029.8      $  1,438.4        $  (5.7)      $  5,462.5
Investment gains .......................................          64.8            35.4             --            100.2
                                                            ----------      ----------        -------       ----------
Total Revenues .........................................    $  4,094.6      $  1,473.8        $  (5.7)      $  5,562.7
                                                            ==========      ==========        =======       ==========
Pre-tax operating earnings .............................    $    688.6      $    284.3        $    --       $    972.9
                                                            ----------      ----------        -------       ----------
Investment gains, net of DAC and other charges .........          41.7            27.7             --             69.4
Pre-tax minority interest ..............................            --           141.5             --            141.5
                                                            ----------      ----------        -------       ----------
Earnings from Continuing Operations ....................    $    730.3      $    453.5        $    --       $  1,183.8
                                                            ==========      ==========        =======       ==========
Total Assets ...........................................    $ 75,626.0      $ 12,379.2        $ (64.4)      $ 87,940.8
                                                            ==========      ==========        =======       ==========
1997
Segment revenues .......................................    $  3,990.8      $  1,200.0        $  (7.7)      $  5,183.1
Investment gains (losses) ..............................        (318.8)          255.1             --            (63.7)
                                                            ----------      ----------        -------       ----------
Total Revenues .........................................    $  3,672.0      $  1,455.1        $  (7.7)      $  5,119.4
                                                            ==========      ==========        =======       ==========
Pre-tax operating earnings .............................    $    507.0      $    258.3        $    --       $    765.3
Investment gains (losses), net of DAC and other
 charges ...............................................        (292.5)          252.7             --            (39.8)
Non-recurring costs and expenses .......................         (41.7)         (121.6)            --           (163.3)
Pre-tax minority interest ..............................            --           108.5             --            108.5
                                                            ----------      ----------        -------       ----------
Earnings from Continuing Operations ....................    $    172.8      $    497.9        $    --       $    670.7
                                                            ==========      ==========        =======       ==========
Total Assets ...........................................    $ 67,762.4      $ 13,691.4        $ (96.1)      $ 81,357.7
                                                            ==========      ==========        =======       ==========
1996
Segment revenues .......................................    $  3,789.1      $  1,105.5        $ (12.6)      $  4,882.0
Investment gains (losses) ..............................         (30.3)           20.5             --             (9.8)
                                                            ----------      ----------        -------       ----------
Total Revenues .........................................    $  3,758.8      $  1,126.0        $ (12.6)      $  4,872.2
                                                            ==========      ==========        =======       ==========
Pre-tax operating earnings .............................    $    337.1      $    224.6        $    --       $    561.7
Investment gains (losses), net of DAC and other
 charges ...............................................         (37.2)           16.9             --            (20.3)
Reserve strengthening and DAC writeoff .................        (393.0)             --             --           (393.0)
Non-recurring costs and expenses .......................         (22.3)           (1.1)            --            (23.4)
Pre-tax minority interest ..............................            --            83.6             --             83.6
                                                            ----------      ----------        -------       ----------
Earnings (Loss) from Continuing Operations .............   $    (115.4)     $    324.0        $    --       $    208.6
                                                           ===========      ==========        =======       ==========


                                     SAI-75

--------------------------------------------------------------------------------

20) QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The quarterly results of operations for 1998 and 1997 are summarized below:






                                                                    THREE MONTHS ENDED
                                                   MARCH 31       JUNE 30     SEPTEMBER  30   DECEMBER  31
                                                -------------  ------------- --------------- -------------
                                                                      (IN MILLIONS)
1998
Total Revenues ...............................    $ 1,470.2      $ 1,422.9      $ 1,297.6      $ 1,372.0
                                                  =========      =========      =========      =========
Earnings from Continuing Operations before
 Cumulative Effect of Accounting Change ......    $   212.8      $   197.0      $   136.8      $   158.9
                                                  =========      =========      =========      =========
Net Earnings .................................    $   213.3      $   198.3      $   137.5      $   159.1
                                                  =========      =========      =========      =========
1997
Total Revenues ...............................    $ 1,266.0      $ 1,552.8      $ 1,279.0      $ 1,021.6
                                                  =========      =========      =========      =========
Earnings from Continuing Operations before
 Cumulative Effect of Accounting Change ......    $   117.4      $   222.5      $   145.1      $    39.4
                                                  =========      =========      =========      =========
Net Earnings (Loss) ..........................    $   114.1      $   223.1      $   144.9     $    (44.9)
                                                  =========      =========      =========     ==========



     Net earnings for the three months ended December 31, 1997 includes a charge of $212.0 million related to additions to valuation allowances on and writeoffs of real estate of $225.2 million, and reserve strengthening on discontinued operations of $84.3 million offset by a reversal of prior years tax reserves of $97.5 million.


21) INVESTMENT IN DLJ

     At December 31, 1998, the Company's ownership of DLJ interest was approximately 32.5%. The Company's ownership interest will be further reduced upon the issuance of common stock after the vesting of forfeitable restricted stock units acquired by and/or the exercise of options granted to certain DLJ employees. DLJ restricted stock units represents forfeitable rights to receive approximately 5.2 million shares of DLJ common stock through February 2000.

     The results of operations of DLJ are accounted for on the equity basis and are included in commissions, fees and other income in the consolidated statements of earnings. The Company's carrying value of DLJ is included in investment in and loans to affiliates in the consolidated balance sheets.



                                     SAI-76

--------------------------------------------------------------------------------

     Summarized balance sheets information for DLJ, reconciled to the Company's carrying value of DLJ, are as follows:






                                                                                DECEMBER 31,
                                                                       -------------------------------
                                                                            1998             1997
                                                                       --------------   --------------
                                                                                (IN MILLIONS)
Assets:
Trading account securities, at market value ........................    $  13,195.1      $  16,535.7
Securities purchased under resale agreements .......................       20,063.3         22,628.8
Broker-dealer related receivables ..................................       34,264.5         28,159.3
Other assets .......................................................        4,759.3          3,182.0
                                                                        -----------      -----------
Total Assets .......................................................    $  72,282.2      $  70,505.8
                                                                        ===========      ===========
Liabilities:
Securities sold under repurchase agreements ........................    $  35,775.6      $  36,006.7
Broker-dealer related payables .....................................       26,161.5         26,127.2
Short-term and long-term debt ......................................        3,997.6          3,249.5
Other liabilities ..................................................        3,219.8          2,860.9
                                                                        -----------      -----------
Total liabilities ..................................................       69,154.5         68,244.3
DLJ's company-obligated mandatorily redeemed preferred securities of
 subsidiary trust holding solely debentures of DLJ .................          200.0            200.0
Total shareholders' equity .........................................        2,927.7          2,061.5
                                                                        -----------      -----------
Total Liabilities, Cumulative Exchangeable Preferred Stock and
 Shareholders' Equity ..............................................    $  72,282.2      $  70,505.8
                                                                        ===========      ===========
DLJ's equity as reported ...........................................    $   2,927.7      $   2,061.5
Unamortized cost in excess of net assets acquired in 1985 and other
 adjustments .......................................................           23.7             23.5
The Holding Company's equity ownership in DLJ ......................       (1,002.4)          (740.2)
Minority interest in DLJ ...........................................       (1,118.2)          (729.3)
                                                                        -----------      -----------
The Company's Carrying Value of DLJ ................................    $     830.8      $     615.5
                                                                        ===========      ===========



                                     SAI-77

--------------------------------------------------------------------------------

     Summarized statements of earnings information for DLJ reconciled to the Company's equity in earnings of DLJ is as follows:






                                                                               1998            1997
                                                                          -------------   -------------
                                                                                  (IN MILLIONS)
Commission, fees and other income .....................................    $  3,184.7      $  2,430.7
Net investment income .................................................       2,189.1         1,652.1
Dealer, trading and investment gains, net .............................          33.2           557.7
                                                                           ----------      ----------
Total revenues ........................................................       5,407.0         4,640.5
Total expenses including income taxes .................................       5,036.2         4,232.2
                                                                           ----------      ----------
Net earnings ..........................................................         370.8           408.3
Dividends on preferred stock ..........................................          21.3            12.2
                                                                           ----------      ----------
Earnings Applicable to Common Shares ..................................    $    349.5      $    396.1
                                                                           ==========      ==========
DLJ's earnings applicable to common shares as reported ................    $    349.5      $    396.1
Amortization of cost in excess of net assets acquired in 1985 .........           (.8)           (1.3)
The Holding Company's equity in DLJ's earnings ........................        (136.8)         (156.8)
Minority interest in DLJ ..............................................         (99.5)         (109.1)
                                                                           ----------      ----------
The Company's Equity in DLJ's Earnings ................................    $    112.4      $    128.9
                                                                           ==========      ==========



22) ACCOUNTING FOR STOCK-BASED COMPENSATION


     The Holding Company sponsors a stock option plan for employees of Equitable Life. DLJ and Alliance each sponsor their own stock option plans for certain employees. The Company has elected to continue to account for stock-based compensation using the intrinsic value method prescribed in APB No.
25. Had compensation expense for the Holding Company, DLJ and Alliance Stock Option Incentive Plan options been determined based on SFAS No. 123's fair value based method, the Company's pro forma net earnings for 1998, 1997 and 1996 would have been:






                             1998          1997         1996
                         -----------   -----------   ----------
                                     (IN MILLIONS)
Net Earnings:
 As reported .........    $  708.2      $  437.2      $  10.3
 Pro forma ...........       678.4         426.3          3.3


                                     SAI-78

--------------------------------------------------------------------------------

     The fair values of options granted after December 31, 1994, used as a basis for the above pro forma disclosures, were estimated as of the dates of grant using the Black-Scholes option pricing model. The option pricing assumptions for 1998, 1997 and 1996 are as follows:






                                          HOLDING COMPANY                        DLJ
                                  -------------------------------- --------------------------------
                                     1998       1997       1996       1998       1997       1996
                                  ---------- ---------- ---------- ---------- ---------- ----------
Dividend yield ..................     0.32%      0.48%      0.80%      0.69%      0.86%      1.54%
Expected volatility .............       28%        20%        20%        40%        33%        25%
Risk-free interest rate .........     5.48%      5.99%      5.92%      5.53%      5.96%      6.07%
Expected life in years ..........        5          5          5          5          5          5
Weighted average fair
 value per option at
 grant-date .....................  $ 22.64    $ 12.25     $ 6.94    $ 16.27    $ 10.81     $ 4.03



                                              ALLIANCE
                                  --------------------------------
                                     1998       1997       1996
                                  ---------- ---------- ----------
Dividend yield ..................     6.50%      8.00%      8.00%
Expected volatility .............       29%        26%        23%
Risk-free interest rate .........     4.40%      5.70%      5.80%
Expected life in years ..........      7.2        7.2        7.4
Weighted average fair
 value per option at
 grant-date .....................   $ 3.86     $ 2.18     $ 1.35



     A summary of the Holding Company, DLJ and Alliance's option plans is as follows:






                                                 HOLDING COMPANY                     DLJ                        ALLIANCE
                                          ----------------------------- ----------------------------- ----------------------------
                                                             WEIGHTED                      WEIGHTED                     WEIGHTED
                                                             AVERAGE                       AVERAGE                       AVERAGE
                                                             EXERCISE                      EXERCISE                     EXERCISE
                                                             PRICE OF                      PRICE OF                     PRICE OF
                                               SHARES        OPTIONS         SHARES        OPTIONS         UNITS         OPTIONS
                                           (IN MILLIONS)   OUTSTANDING   (IN MILLIONS)   OUTSTANDING   (IN MILLIONS)   OUTSTANDING
                                          --------------- ------------- --------------- ------------- --------------- ------------
Balance as of January 1, 1996 ...........         6.7        $ 20.27           18.4        $ 13.50            9.6       $  8.86
 Granted ................................          .7        $ 24.94            4.2        $ 16.27            1.4       $ 12.56
 Exercised ..............................         (.1)       $ 19.91            --              --            (.8)      $  6.82
 Expired ................................         --              --            --
 Forfeited ..............................         (.6)       $ 20.21            (.4)       $ 13.50            (.2)      $  9.66
                                                -----                         -----                         -----
Balance as of December 31, 1996 .........         6.7        $ 20.79           22.2        $ 14.03           10.0       $  9.54
 Granted ................................         3.2        $ 41.85            6.4        $ 30.54            2.2       $ 18.28
 Exercised ..............................        (1.6)       $ 20.26            (.2)       $ 16.01           (1.2)      $  8.06
 Forfeited ..............................         (.4)       $ 23.43            (.2)       $ 13.79            (.4)      $ 10.64
                                                -----                         -----                         -----
Balance as of December 31, 1997 .........         7.9        $ 29.05           28.2        $ 17.78           10.6       $ 11.41
 Granted ................................         4.3        $ 66.26            1.5        $ 38.59            2.8       $ 26.28
 Exercised ..............................        (1.1)       $ 21.18           (1.4)       $ 14.91            (.9)      $  8.91
 Forfeited ..............................         (.4)       $ 47.01            (.1)       $ 17.31            (.2)      $ 13.14
                                                -----                         -----                         -----
Balance as of December 31, 1998 .........        10.7        $ 44.00           28.2        $ 19.04           12.3       $ 14.94
                                                =====                         =====                         =====


                                     SAI-79

--------------------------------------------------------------------------------

     Information about options outstanding and exercisable at December 31, 1998 is as follows:






                                        OPTIONS OUTSTANDING                     OPTIONS EXERCISABLE
                           ---------------------------------------------   -----------------------------
                                                WEIGHTED
                                                 AVERAGE       WEIGHTED                        WEIGHTED
        RANGE OF                NUMBER          REMAINING       AVERAGE         NUMBER         AVERAGE
        EXERCISE             OUTSTANDING       CONTRACTUAL     EXERCISE      EXERCISABLE       EXERCISE
         PRICES             (IN MILLIONS)     LIFE (YEARS)       PRICE      (IN MILLIONS)       PRICE
------------------------   ---------------   --------------   ----------   ---------------   -----------
      HOLDING
      COMPANY
------------------------
$18.125-$27.75 .........          3.7              5.19        $ 20.97            3.0          $ 20.33
$28.50 -$45.25 .........          3.0              8.68        $ 41.79            --
$50.63 -$66.75 .........          2.1              9.21        $ 52.73            --
$81.94 -$82.56 .........          1.9              9.62        $ 82.56            --
                                 ----                                            ----
$18.125-$82.56 .........         10.7              7.75        $ 44.00            3.0          $ 20.33
                                 ====              ====        =======           ====          =======
         DLJ
-------------------------
$13.50-$25.99 ..........         22.3              7.1         $ 14.59           21.4          $ 15.05
$26.00-$38.99 ..........          5.0              8.8         $ 33.94            --
$39.00-$52.875 .........           .9              9.4         $ 44.65            --
                                 ----                                            ----
$13.50-$52.875 .........         28.2              7.5         $ 19.04           21.4          $ 15.05
                                 ====              ====        =======           ====          =======
      ALLIANCE
-------------------------
$ 3.03-$ 9.69 ..........          3.1              4.5         $  8.03            2.4          $  7.57
$ 9.81-$10.69 ..........          2.0              5.3         $ 10.05            1.6          $ 10.07
$11.13-$13.75 ..........          2.4              7.5         $ 11.92            1.0          $ 11.77
$18.47-$18.78 ..........          2.0              9.0         $ 18.48             .4          $ 18.48
$22.50-$26.31 ..........          2.8              9.9         $ 26.28            --                --
                                 ----                                            ----
$ 3.03-$26.31 ..........         12.3              7.2         $ 14.94            5.4          $  9.88
                                 ====              ====        =======           ====          =======


                                     SAI-80

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Lifecycle Fund Group Trust -- Conservative




In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Lifecycle Fund Group Trust -- Conservative at December 31, 1998, and the results of its operations, the changes in its net assets and the selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
Boston, Massachusetts

March 19, 1999


                                     SAI-81

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE


Statement of Assets and Liabilities
December 31, 1998

--------------------------------------------------------------------------------



ASSETS
Investments in State Street Bank and Trust Company
 Collective Investment Funds:
    Daily EAFE Non-Lending Fund (131,107 units) .............................    $ 1,353,816
    Daily Government/Corporate Bond Fund (475,551 units) ....................      6,746,641
    Russell 2000 Fund (29,924 units) ........................................        690,290
    S&P 500 Flagship Fund (9,859 units) .....................................      2,018,397
    Short Term Investment Fund (2,696,641 units) ............................      2,696,641
------------------------------------------------------------------------------   -----------
 Total investments, at value (cost $12,548,613) .............................     13,505,785
    Receivable for Fund units issued ........................................          2,539
    Interest receivable .....................................................         11,646
    Securities lending fee income receivable ................................            197
------------------------------------------------------------------------------   -----------
     Total assets ...........................................................     13,520,167
------------------------------------------------------------------------------   -----------
LIABILITIES
Accrued expenses ............................................................          3,932
------------------------------------------------------------------------------   -----------
NET ASSETS (equivalent to $14.27 per unit based on 947,341 units outstanding)    $13,516,235
==============================================================================   ===========


   The accompanying notes are an integral part of these financial statements.

                                     SAI-82

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE




Statement of Operations
Year ended December 31, 1998

--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest ...............................................................    $  120,347
 Securities lending fee income, net of related expenses .................           560
--------------------------------------------------------------------------   ----------
    Total investment income .............................................       120,907
--------------------------------------------------------------------------   ----------
EXPENSES
 Administration .........................................................        12,000
 Audit ..................................................................         4,510
 Legal ..................................................................        12,000
 Management .............................................................        18,429
--------------------------------------------------------------------------   ----------
    Total expenses ......................................................        46,939
--------------------------------------------------------------------------   ----------
    Net investment income ...............................................        73,968
--------------------------------------------------------------------------   ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
 Net realized gain (loss) ...............................................       730,277
 Net change in unrealized appreciation (depreciation) ...................       394,473
--------------------------------------------------------------------------   ----------
   Net realized and unrealized gain (loss) on investments ...............     1,124,750
--------------------------------------------------------------------------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $1,198,718
==========================================================================   ==========



   The accompanying notes are an integral part of these financial statements.

                                     SAI-83

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE





Statement of Changes in Net Assets






                                                                                          YEAR ENDED DECEMBER 31,
                                                                                            1998             1997
                                                                                      ---------------   --------------
FROM OPERATIONS
Net investment income (loss) ......................................................    $     73,968      $    25,025
Net realized gain (loss) on investments ...........................................         730,277          260,983
Net change in unrealized appreciation (depreciation) on investments ...............         394,473          271,184
------------------------------------------------------------------------------------   ------------      -----------
 Net increase (decrease) in net assets resulting from operations ..................       1,198,718          557,192
------------------------------------------------------------------------------------   ------------      -----------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions .....       5,068,906        2,157,090
------------------------------------------------------------------------------------   ------------      -----------
Net increase (decrease) in net assets .............................................       6,267,624        2,714,282
NET ASSETS
 Beginning of year ................................................................       7,248,611        4,534,329
------------------------------------------------------------------------------------   ------------      -----------
 End of year ......................................................................    $ 13,516,235      $ 7,248,611
====================================================================================   ============      ===========



   The accompanying notes are an integral part of these financial statements.

                                     SAI-84

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--CONSERVATIVE




Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)




                                                                                      PERIOD ENDED DECEMBER 31,
                                                                           -----------------------------------------------
                                                                               1998        1997        1996       1995*
                                                                           ----------- ----------- ----------- -----------
Net investment income (loss)** ...........................................  $   0.09    $   0.06    $   0.05     $ (0.08)
Net realized and unrealized gain (loss) ..................................      1.41        1.28        0.65        0.81
--------------------------------------------------------------------------  --------    --------    --------     -------
Net increase (decrease) ..................................................      1.50        1.34        0.70        0.73
NET ASSET VALUE
Beginning of period ......................................................     12.77       11.43       10.73       10.00
--------------------------------------------------------------------------  --------    --------    --------     -------
END OF PERIOD ............................................................  $  14.27    $  12.77    $  11.43     $ 10.73
==========================================================================  ========    ========    ========     =======
Total return (%)*** ......................................................     11.75       11.72        6.52        7.30
==========================================================================  ========    ========    ========     =======
Ratio of expenses to average net assets (a) (c) ..........................      0.43%       0.66%       0.81%       2.13%
Ratio of net investment income (loss) to average net assets (a) (b) ......      0.68%       0.46%       0.31%     ( 1.04%)
Portfolio turnover .......................................................        77%         44%         54%        131%
Net assets, end of period (000s) .........................................  $ 13,516    $  7,249    $  4,534     $ 2,983
==========================================================================  ========    ========    ========     =======


*    The Fund commenced operations on April 26, 1995.

** Net investment income (loss) per unit has been calculated based upon a monthly average of units outstanding.

*** Total return calculation (not annualized for the period ended December 31, 1995) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a)  Annualized for the period ended December 31, 1995.

(b)  Ratio excludes income retained by funds in which the Fund invests (see Note
     2).

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.


   The accompanying notes are an integral part of these financial statements.

                                     SAI-85

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                    LIFECYCLE FUND GROUP TRUST--CONSERVATIVE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Lifecycle Fund Group Trust -- Conservative (the "Fund") was formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to seek to provide current income and a low to moderate growth of capital. The Fund will attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), including funds managed by the Trustee, with similar objectives. Refer to the financial statements of each underlying fund for disclosure of its accounting policies. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Short-term investments, if any, are stated at amortized cost, which approximates market value.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Income earned from securities lending activities is recorded by the Fund quarterly.

     State Street Bank collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the value of the Fund as of the Fund's valuation date last preceding the date on which such order to contribute or withdraw assets is received, adjusted for the related market effect and transaction costs which are allocated to the applicable participant. Transaction costs include brokerage commissions, taxes and


                                     SAI-86

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                    LIFECYCLE FUND GROUP TRUST--CONSERVATIVE

                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


other direct costs related to security transactions. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. The Trustee, in its sole discretion, reserves the right to value any contribution or withdrawal as of the next succeeding valuation date or another date as the Trustee deems appropriate.


 E. EXPENSES


     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year.


     Management Fee: The Trustee is paid a management fee at the annual rate of 0.17% of the Fund's average net asset value.


     Administration Fee: The Trustee is paid an annual fee of $12,000 for the administration of the Fund.


 F. DISTRIBUTIONS TO PARTICIPANTS


     Net investment income and net realized gains are retained by the Fund.


 G. USE OF ESTIMATES


     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


3. GLOBAL SECURITIES LENDING PROGRAM


     Fund participants have authorized the Fund to invest in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank.


4. INVESTMENT TRANSACTIONS


     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1998 were $12,128,628 and $8,281,211, respectively, resulting in a net realized gain (loss) of $730,277. This gain (loss) is prior to the recognition of the market effect and transaction costs associated with contributions and redemptions.


     Purchases and sales of short-term investments (including maturities) were $2,741,993 and $1,487,572, respectively, resulting in a net realized gain
(loss) of $0.


                                     SAI-87

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                    LIFECYCLE FUND GROUP TRUST--CONSERVATIVE

                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


5. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:


                                                           YEAR ENDED DECEMBER 31,
                                       ----------------------------------------------------------------
                                                    1998                             1997
                                       ------------------------------   -------------------------------
                                           UNITS           AMOUNT           UNITS            AMOUNT
                                       -------------   --------------   -------------   ---------------
   Units issued ....................       927,648      $ 12,468,399        372,044      $  4,598,331
   Units redeemed ..................      (547,819)       (7,399,493)      (201,223)       (2,441,241)
                                          --------      ------------       --------      ------------
   Net increase (decrease) .........       379,829      $  5,068,906        170,821      $  2,157,090
                                          ========      ============       ========      ============


     All of the Fund's units outstanding were held by one unitholder at December 31, 1998.

   During the year ended December 31, 1998, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Fund units were $0.


                                     SAI-88

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustee of
State Street Bank and Trust Company
Lifecycle Fund Group Trust -- Moderate


In our opinion, the accompanying statement of assets and liabilities and the related statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Lifecycle Fund Group Trust -- Moderate at December 31, 1998, and the results of its operations, the changes in its net assets and the selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Boston, Massachusetts
March 19, 1999

                                     SAI-89

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--MODERATE


Statement of Assets and Liabilities
December 31, 1998
--------------------------------------------------------------------------------

ASSETS
Investments in State Street Bank and Trust Company
 Collective Investment Funds:
    Daily EAFE Fund Non-Lending (1,825,026 units) ..............................    $ 18,845,220
    Daily Government/Corporate Bond Fund (2,647,029 units) .....................      37,553,406
    Russell 2000 Fund (555,566 units) ..........................................      12,815,807
    S&P 500 Flagship Fund (213,395 units) ......................................      43,686,177
    Short Term Investment Fund (12,507,526 units) ..............................      12,507,526
---------------------------------------------------------------------------------   ------------
   Total investments, at value (cost $100,051,755) .............................     125,408,136
---------------------------------------------------------------------------------   ------------
Interest receivable ............................................................          54,903
---------------------------------------------------------------------------------   ------------
Securities lending fee income receivable .......................................           3,816
---------------------------------------------------------------------------------   ------------
   Total assets ................................................................     125,466,855
---------------------------------------------------------------------------------   ------------
LIABILITIES
Payable for Fund units redeemed ................................................          34,905
Accrued expenses ...............................................................          19,852
---------------------------------------------------------------------------------   ------------
   Total liabilities ...........................................................          54,757
---------------------------------------------------------------------------------   ------------
NET ASSETS (equivalent to $16.96 per unit based on 7,395,334 units outstanding)     $125,412,098
=================================================================================   ============

   The accompanying notes are an integral part of these financial statements.

                                     SAI-90

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--MODERATE


Statement of Operations
Year ended December 31, 1998

--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest ...............................................................    $   651,866
 Securities lending fee .................................................         12,940
--------------------------------------------------------------------------   -----------
   Total investment income ..............................................        664,806
--------------------------------------------------------------------------   -----------
EXPENSES
 Administration .........................................................         12,000
 Audit ..................................................................          4,510
 Legal ..................................................................         12,000
 Management .............................................................        199,717
--------------------------------------------------------------------------   -----------
   Total expenses .......................................................        228,227
--------------------------------------------------------------------------   -----------
    Net investment income ...............................................        436,579
--------------------------------------------------------------------------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS
 Net realized gain (loss) ...............................................     11,197,178
 Net change in unrealized appreciation (depreciation) ...................      5,514,425
--------------------------------------------------------------------------   -----------
    Net realized and unrealized gain (loss) on investments ..............     16,711,603
--------------------------------------------------------------------------   -----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS .........    $17,148,182
==========================================================================   ===========

   The accompanying notes are an integral part of these financial statements.

                                     SAI-91

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--MODERATE


Statement of Changes in Net Assets


                                                                                         YEAR ENDED DECEMBER 31,
                                                                                           1998            1997
                                                                                     --------------- ---------------
FROM OPERATIONS
Net investment income (loss) .......................................................  $    436,579    $    360,099
Net realized gain (loss) on investments ............................................    11,197,178       4,188,185
Net change in unrealized appreciation (depreciation) on investments ................     5,514,425      11,081,534
------------------------------------------------------------------------------------  ------------    ------------
 Net increase (decrease) in net assets resulting from operations ...................    17,148,182      15,629,818
------------------------------------------------------------------------------------  ------------    ------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participants transactions .....      (171,083)      4,532,218
------------------------------------------------------------------------------------  ------------    ------------
Net increase (decrease) in net assets ..............................................    16,977,099      20,162,036
NET ASSETS
 Beginning of year .................................................................   108,434,999      88,272,963
------------------------------------------------------------------------------------  ------------    ------------
 End of year .......................................................................  $125,412,098    $108,434,999
====================================================================================  ============    ============


   The accompanying notes are an integral part of these financial statements.

                                     SAI-92

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
LIFECYCLE FUND GROUP TRUST--MODERATE


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)



                                                                                        PERIOD ENDED DECEMBER 31,
                                                                           ---------------------------------------------------
                                                                                1998          1997         1996       1995*
                                                                           ------------- ------------- ----------- -----------
Net investment income (loss)** ...........................................   $   0.06      $   0.05     $   0.04     $ (0.01)
Net realized and unrealized gain (loss) ..................................       2.30          2.11        1.27         1.14
--------------------------------------------------------------------------   --------      --------     --------     -------
Net increase (decrease) ..................................................       2.36          2.16        1.31         1.13
NET ASSET VALUE
Beginning of period ......................................................      14.60         12.44       11.13        10.00
--------------------------------------------------------------------------   --------      --------     --------     -------
End of period ............................................................   $  16.96      $  14.60     $  12.44       11.13
==========================================================================   ========      ========     ========     =======
Total return (%)*** ......................................................      16.16         17.36       11.77        11.30
==========================================================================   ========      ========     ========     =======
Ratio of expenses to average net assets (a) (c) ..........................        0.19%         0.20%       0.20%       0.52%
Ratio of net investment income (loss) to average net assets (a) (b) ......        0.37%         0.37%       0.35%      (0.07%)
Portfolio turnover .......................................................          46%           22%         18%         30%
Net assets, end of period (000s) .........................................   $ 125,412     $ 108,435    $ 88,273     $76,246
==========================================================================   =========     =========    ========     =======

*     The Fund commenced operations on April 26, 1995.

** Net investment income (loss) per unit has been calculated based upon a monthly average of units outstanding.

*** Total return calculation (not annualized for the period ended December 31, 1995) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(a)        Annualized for the period ended December 31, 1995.

(b) Ratio excludes income retained by funds in which the Fund invests (see Note 2).

(c) The calculation includes only those expenses charged directly to the Fund, and does not include expenses charged to the funds in which the Fund invests.


   The accompanying notes are an integral part of these financial statements.

                                     SAI-93

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      LIFECYCLE FUND GROUP TRUST--MODERATE

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Lifecycle Fund Group Trust--Moderate (the "Fund") was formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to seek to provide growth of capital and a reasonable level of current income. The Fund will attempt to achieve its investment objective by investing in other collective investment funds (each an "underlying fund"), including funds managed by the Trustee, with similar objectives. Refer to the financial statements of each underlying fund for disclosure of its accounting policies. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Short-term investments, if any, are stated at amortized cost, which approximates market value.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Income earned from securities lending activities is recorded by the Fund quarterly.

     State Street Bank collective investment funds, in which the Fund invests, may retain investment income and net realized gains. Accordingly, realized and unrealized gains and losses reported by the Fund may include a component attributable to investment income.


 C. INCOME TAXES


     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION


     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the value of the Fund as of the Fund's valuation date last preceding the date on which such order to contribute or withdraw assets is received, adjusted for the related market effect and transaction costs which are allocated to the applicable participant. Transaction costs include brokerage commissions, taxes and


                                     SAI-94

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      LIFECYCLE FUND GROUP TRUST--MODERATE

                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998



other direct costs related to security transactions. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date. The Trustee, in its sole discretion, reserves the right to value any contribution or withdrawal as of the next succeeding valuation date or another date as the Trustee deems appropriate.


 E. EXPENSES


     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year.


     Management Fee: The Trustee is paid a management fee at the annual rate of 0.17% of the Fund's average net asset value.


     Administration Fee: The Trustee is paid an annual fee of $12,000 for the administration of the Fund.


 F. DISTRIBUTIONS TO PARTICIPANTS


     Net investment income and net realized gains are retained by the Fund.


 G. USE OF ESTIMATES


     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


3. GLOBAL SECURITIES LENDING PROGRAM


     Fund participants have authorized the Fund to invest in certain collective investment funds that participate in the Global Securities Lending Program maintained by State Street Bank.


4. INVESTMENT TRANSACTIONS


     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1998 were $53,918,458 and $55,588,284, respectively, resulting in a net realized gain (loss) of $11,197,178. This gain (loss) is prior to the recognition of the market effect and transaction costs associated with contributions and redemptions.


     Purchases and sales of short-term investments (including maturities) were $5,155,995 and $3,287,784, respectively, resulting in a net realized gain
(loss) of $0.


                                     SAI-95

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      LIFECYCLE FUND GROUP TRUST--MODERATE

                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998



5. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:




                                                           YEAR ENDED DECEMBER 31
                                    ---------------------------------------------------------------------
                                                   1998                                1997
                                    ----------------------------------   --------------------------------
                                         UNITS             AMOUNT            UNITS            AMOUNT
                                    ---------------   ----------------   -------------   ----------------
Units issued ....................       1,398,678      $  21,978,243       1,075,166      $  14,656,380
Units redeemed ..................      (1,431,640)       (22,149,326)       (741,413)       (10,124,162)
                                       ----------      -------------       ---------      -------------
Net increase (decrease) .........         (32,962)     $    (171,083)        333,753      $   4,532,218
                                       ==========      =============       =========      =============

     All of the Fund's units outstanding were held by one unitholder at December 31, 1998.

     During the year ended December 31, 1998, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Fund units were $0.


                                     SAI-96

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
S&P 500 Flagship Fund
and State Street Bank and Trust Company
S&P 500 Index Fund with Futures



In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Index Fund with Futures at December 31, 1998, and the results of their operations, the changes in their net assets and their selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Boston, Massachusetts
February 22, 1999

                                     SAI-97

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Statement of Assets and Liabilities
December 31, 1998
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value (cost $39,458,357,295) ...............................  $62,439,898,121
Cash .....................................................................................        5,281,076
Investments in State Street Bank and Trust Company Quality A Short-Term Investment Fund,      1,541,128,370
  at value
Receivable for Fund units issued .........................................................      165,175,971
Receivable for investments sold ..........................................................    1,004,213,086
Variation margin receivable ..............................................................        1,344,700
Dividends receivable .....................................................................       66,311,620
Interest receivable ......................................................................        1,924,792
------------------------------------------------------------------------------------------  ---------------
 Total assets ............................................................................   65,225,277,736
------------------------------------------------------------------------------------------  ---------------
LIABILITIES
Payable for collateral on securities loaned ..............................................    1,541,128,370
Payable for Fund units redeemed ..........................................................          496,200
Payable for investments purchased ........................................................      999,334,705
Accrued expenses .........................................................................           60,489
------------------------------------------------------------------------------------------  ---------------
 Total liabilities .......................................................................    2,541,019,764
------------------------------------------------------------------------------------------  ---------------
NET ASSETS ...............................................................................  $62,684,257,972
==========================================================================================  ===============
S&P 500 Flagship Fund
 (243,710,614 units outstanding, at $204.72 per unit net asset value) ....................  $49,892,967,420
S&P 500 Index Fund with Futures
 (62,481,216 units outstanding, at $204.72 per unit net asset value) .....................   12,791,290,552
------------------------------------------------------------------------------------------  ---------------
                                                                                            $62,684,257,972
                                                                                            ===============



   The accompanying notes are an integral part of these financial statements.

                                     SAI-98

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Statement of Operations
Year ended December 31, 1998
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends (net of taxes withheld of $348,502) ...........................................  $   778,970,763
 Interest ................................................................................       31,500,659
 Securities lending fee income (net of related expenses) allocated to S&P 500 Flagship            2,075,010
------------------------------------------------------------------------------------------  ---------------
  Fund (Note 3)
-------------------------------------------------------------------------------------------
    Total investment income ..............................................................      812,546,432
------------------------------------------------------------------------------------------  ---------------
EXPENSES
 Audit ...................................................................................           30,180
 Custody .................................................................................          739,005
------------------------------------------------------------------------------------------  ---------------
    Total expenses .......................................................................          769,185
------------------------------------------------------------------------------------------  ---------------
    Net investment income ................................................................      811,777,247
------------------------------------------------------------------------------------------  ---------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FUTURES CONTRACTS
 Net realized gain (loss):
   Investments ...........................................................................    2,957,047,190
   Futures contracts .....................................................................       76,845,293
------------------------------------------------------------------------------------------  ---------------
                                                                                              3,033,892,483
                                                                                            ---------------
 Net change in unrealized appreciation (depreciation):
   Investments ...........................................................................    9,546,716,127
   Futures contracts .....................................................................       18,522,738
------------------------------------------------------------------------------------------  ---------------
                                                                                              9,565,238,865
                                                                                            ---------------
   Net realized and unrealized gain (loss) on investments and futures contracts ..........   12,599,131,348
------------------------------------------------------------------------------------------  ---------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................  $13,410,908,595
==========================================================================================  ===============


   The accompanying notes are an integral part of these financial statements.

                                     SAI-99

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Statement of Changes in Net Assets



                                                                                                YEAR ENDED DECEMBER 31,
                                                                                                1998                1997
                                                                                        ------------------- -------------------
FROM OPERATIONS
Net investment income .................................................................   $   811,777,247     $   572,756,929
Net realized gain (loss) on investments and futures contracts .........................     3,033,892,483       1,710,945,621
Net change in unrealized appreciation (depreciation) on investments and futures
 contracts ............................................................................     9,565,238,865       6,288,038,639
---------------------------------------------------------------------------------------   ---------------     ---------------
Net increase (decrease) in net assets resulting from operations .......................    13,410,908,595       8,571,741,189
---------------------------------------------------------------------------------------   ---------------     ---------------
Distributions of securities lending fee income to S&P 500 Flagship Fund participants
 (Note 3) .............................................................................        (2,075,010)           (915,319)
---------------------------------------------------------------------------------------   ---------------     ---------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions .........     5,048,569,358      11,401,185,824
---------------------------------------------------------------------------------------   ---------------     ---------------
Net increase (decrease) in net assets .................................................    18,457,402,943      19,972,011,694
NET ASSETS
 Beginning of year ....................................................................    44,226,855,029      24,254,843,335
---------------------------------------------------------------------------------------   ---------------     ---------------
 End of year ..........................................................................   $62,684,257,972     $44,226,855,029
=======================================================================================   ===============     ===============

   The accompanying notes are an integral part of these financial statements.

                                    SAI-100

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY

S&P 500 FUND



Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)




                                                                                   YEAR ENDED DECEMBER 31,
                                                              -----------------------------------------------------------------
                                                                  1998          1997          1996         1995         1994
                                                              -----------   -----------   -----------   ----------   ----------
Net investment income* ....................................    $   2.77      $   2.64      $   2.48      $  2.24      $  1.90
Net realized and unrealized gain (loss) ...................       42.70         37.22         19.86        24.26        (0.93)
Distribution of securities lending fee income (a) .........       (0.01)         0.00          0.00         0.00         0.00
------------------------------------------------------------   --------      --------      --------      -------      -------
Net increase (decrease) ...................................       45.46         39.86         22.34        26.50         0.97
NET ASSET VALUE
Beginning of year .........................................      159.26        119.40         97.06        70.56        69.59
------------------------------------------------------------   --------      --------      --------      -------      -------
End of year ...............................................    $ 204.72      $ 159.26      $ 119.40      $ 97.06      $ 70.56
------------------------------------------------------------   --------      --------      --------      -------      -------
Total return (%)** ........................................       28.55         33.38         23.02        37.56         1.39
============================================================   ========      ========      ========      =======      =======
Ratio of expenses to average net assets*** ................        0.00%         0.00%         0.00%        0.00%        0.00%
Ratio of net investment income (loss) to average net
 assets ...................................................        1.55%         1.86%         2.33%        2.66%        2.88%
Portfolio turnover ........................................          18%           18%           27%          10%          12%
------------------------------------------------------------   --------      --------      --------      -------      -------
Net assets, end of year (000,000s) ........................    $ 49,893      $ 36,664      $ 20,916      $15,135      $ 8,258
============================================================   ========      ========      ========      =======      =======


* Net investment income has been calculated based on an average of units outstanding

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in net asset value per unit between the beginning and end of each year and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

***  Zero amounts represent those which are less than .005%.

(a)  Zero amounts represent those which are less than $.005 per unit.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-101

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY

S&P 500 INDEX FUND WITH FUTURES



Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)



                                                                            YEAR ENDED DECEMBER 31,
                                                       -----------------------------------------------------------------
                                                           1998          1997          1996         1995         1994
                                                       -----------   -----------   -----------   ----------   ----------
Net investment income* .............................    $   2.76      $   2.64      $   2.48      $  2.24      $  1.90
Net realized and unrealized gain (loss) ............       42.70         37.22         19.86        24.26        (0.93)
-----------------------------------------------------   --------      --------      --------      -------      -------
Net increase (decrease) ............................       45.46         39.86         22.34        26.50         0.97
NET ASSET VALUE
Beginning of year ..................................      159.26        119.40         97.06        70.56        69.59
-----------------------------------------------------   --------      --------      --------      -------      -------
End of year ........................................    $ 204.72      $ 159.26      $ 119.40      $ 97.06      $ 70.56
-----------------------------------------------------   --------      --------      --------      -------      -------
Total return (%)** .................................       28.54         33.38         23.02        37.56         1.39
=====================================================   ========      ========      ========      =======      =======
Ratio of expenses to average net assets*** .........        0.00%         0.00%         0.00%        0.00%        0.00%
Ratio of net investment income (loss) to average net
 assets ............................................        1.55%         1.85%         2.33%        2.66%        2.88%
Portfolio turnover .................................          18%           18%           27%          10%          12%
-----------------------------------------------------   --------      --------      --------      -------      -------
Net assets, end of year (000,000s) .................    $ 12,791      $  7,563      $  3,339      $ 2,165      $ 1,432
=====================================================   ========      ========      ========      =======      =======


* Net investment income has been calculated based on an average of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.


***  Zero amounts represent those which are less than .005%.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-102

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




                                                      SHARES            VALUE
                                                   -----------   ------------------
COMMON STOCK--99.7% (unless otherwise noted)
3COM Corp. .....................................    2,266,139     $   101,551,354
Abbott Laboratories ............................    9,426,023         461,875,127
Adobe Systems Inc. .............................      453,681          21,209,587
Adolph Coors Co. Class B .......................      224,056          12,645,161
Advanced Micro Devices Inc. ....................      926,014          26,796,530
Aeroquip Vickers Inc. ..........................      174,782           5,232,536
AES Corp. ......................................    1,095,140          51,882,257
Aetna Inc. .....................................      928,374          72,993,406
Air Products & Chemicals Inc. ..................    1,534,849          61,393,960
Airtouch Communications ........................    3,569,524         257,451,918
Alberto Culver Co. Class B Convertible .........      320,167           8,544,457
Albertson's Inc. ...............................    1,539,362          98,038,117
Alcan Aluminum Ltd. ............................    1,432,979          38,779,994
Allegheny Teledyne Inc. ........................    1,219,518          24,923,899
Allergan Inc. ..................................      403,185          26,106,229
Allied Signal Inc. .............................    3,516,988         155,846,531
Allstate Corp. .................................    5,067,526         195,733,192
Alltel Corp. ...................................    1,693,802         101,310,532
Aluminum Co. of America ........................    1,168,644          87,137,018
Alza Corp. .....................................      508,119          26,549,218
Amerada Hess Corp. .............................      613,149          30,504,163
Ameren Corp. ...................................      834,810          35,635,952
America Online Inc. ............................    2,886,100         461,776,000
American Electric Power Co., Inc. ..............    1,182,282          55,641,147
American Express Corp. .........................    2,817,530         288,092,442
American General Corp. .........................    1,573,771         122,754,138
American Greetings Corp. Class A ...............      428,717          17,604,192
American Home Products Corp. ...................    8,130,598         457,854,300
American International Group Inc. ..............    6,532,470         631,199,914
American Stores Co. ............................    1,739,906          64,267,778
Ameritech Corp. ................................    6,886,011         436,400,947
Amgen Inc. .....................................    1,613,775         168,740,348
AMP Inc. .......................................    1,379,666          71,828,861
AMR Corp. ......................................    1,147,919          68,157,691
Anadarko Petroleum Corp. .......................      766,684          23,671,369




   The accompanying notes are an integral part of these financial statements.

                                    SAI-103

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Andrew Corp. ......................................       542,370     $     8,949,105
Anheuser Busch Cos., Inc. .........................     3,000,849         196,930,716
Aon Corp. .........................................     1,030,418          57,059,397
Apache Corp. ......................................       639,337          16,183,218
Apple Computer ....................................       820,969          33,608,418
Applied Materials Inc. ............................     2,297,704          98,083,239
Archer Daniels Midland Co .........................     3,708,763          63,744,364
Armstrong World Industries Inc. ...................       252,074          15,203,213
Asarco Inc. .......................................       245,344           3,695,494
Ascend Communications Inc. ........................     1,358,558          89,325,188
Ashland Inc. ......................................       484,707          23,447,701
Associates First Capital Corp. Class A ............     4,449,918         188,565,275
AT&T Corp. ........................................    11,237,487         845,620,897
Atlantic Richfield Co. ............................     2,030,577         132,495,149
Autodesk Inc. .....................................       291,299          12,434,826
Automatic Data Processing Inc. ....................     1,909,342         153,105,362
Autozone Inc. .....................................       944,858          31,121,260
Avery Dennison Corp. ..............................       814,403          36,699,035
Avon Products Inc. ................................     1,645,612          72,818,331
B.F. Goodrich Co. .................................       465,595          16,703,221
Baker Hughes Inc. .................................     1,985,811          35,124,032
Ball Corp. ........................................       192,840           8,822,430
Baltimore Gas & Electric Co. ......................       931,604          28,763,274
Bank of New York Co., Inc. ........................     4,653,158         187,289,609
Bank One Corp. ....................................     7,318,522         373,702,030
BankAmerica Corp ..................................    10,816,474         650,340,499
BankBoston Corp. ..................................     1,840,300          71,656,681
Bankers Trust New York Corp. ......................       588,535          50,282,959
Barrick Gold Corp. ................................     2,195,585          42,813,908
Battle Mountain Gold Co. ..........................     1,375,950           5,675,794
Bausch & Lomb Inc. ................................       419,062          25,143,720
Baxter International Inc. .........................     1,797,472         115,599,918
BB&T Corp. ........................................     1,741,315          70,196,761
Bear Stearns & Cos., Inc. .........................       703,345          26,287,519
Becton Dickinson & Co. ............................     1,548,006          66,080,506
Bell Atlantic Corp. ...............................     9,621,291         509,928,433
Bellsouth Corp. ...................................    12,205,988         608,773,651


   The accompanying notes are an integral part of these financial statements.

                                    SAI-104

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES            VALUE
---------------------------------------------------   ------------   -----------------
Bemis Co., Inc. ...................................      322,994      $   12,253,585
Bestfoods .........................................    1,809,860          96,375,045
Bethlehem Steel Corp. .............................      786,599           6,587,767
Biomet Inc. .......................................      811,983          32,682,316
Black & Decker Corp. ..............................      587,409          32,931,617
BMC Software Inc. .................................    1,357,300          60,484,681
Boeing Co. ........................................    6,276,393         204,767,322
Boise Cascade Corp. ...............................      367,503          11,392,593
Boston Scientific Corp. ...........................    2,421,362          64,922,769
Briggs & Stratton Corp. ...........................      149,130           7,437,859
Bristol-Myers Squibb Co. ..........................    6,154,530         823,553,046
Brown Forman Corp. Class B ........................      413,536          31,299,506
Browning Ferris Industries Inc. ...................    1,125,175          31,997,164
Brunswick Corp. ...................................      615,639          15,237,065
Burlington Northern Santa Fe Inc. .................    3,009,875         101,583,281
Burlington Resources Inc. .........................    1,116,665          39,990,565
C.R. Bard Inc. ....................................      343,547          17,005,577
Cabletron Systems Inc. ............................      973,472           8,152,828
Campbell Soup Co. .................................    2,764,712         152,059,160
Capital One Financial Corp. .......................      408,900          47,023,500
Cardinal Health Inc. ..............................    1,253,547          95,112,879
Carnival Cruise Lines Inc. ........................    3,731,300         179,102,400
Carolina Power & Light Co. ........................      925,277          43,545,849
Case Corp. ........................................      461,482          10,066,076
Caterpillar Inc. ..................................    2,257,460         103,843,160
CBS Corp. .........................................    4,452,715         145,826,416
Cendant Corp ......................................    5,373,158         102,425,824
Centex Corp. ......................................      368,537          16,607,199
Central & South West Corp. ........................    1,311,399          35,981,510
Ceridian Corp. ....................................      443,492          30,961,285
Champion International Corp. ......................      614,971          24,906,326
Charles Schwab Corp. ..............................    2,432,694         136,686,994
Chase Manhattan Corp. .............................    5,318,791         362,010,212
Chevron Corp. .....................................    4,049,152         335,826,544
Chubb Corp. .......................................    1,029,824          66,809,832
CIGNA Corp. .......................................    1,283,222          99,209,101
Cincinnati Financial Corp. ........................      983,826          36,032,627


   The accompanying notes are an integral part of these financial statements.

                                    SAI-105

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   -------------------
Cinergy Corp. .....................................       963,578     $     33,122,994
Circuit City Stores Inc. ..........................       632,066           31,563,796
Cisco Systems Inc. ................................     9,844,067          913,652,468
Citigroup Inc .....................................    14,178,525          701,836,987
Clear Channel Communications ......................     1,555,526           84,776,167
Clorox Co. ........................................       640,130           74,775,186
Coastal Corp. .....................................     1,322,776           46,214,487
Coca Cola Co. .....................................    15,335,906        1,025,588,714
Coca Cola Enterprises Inc. ........................     2,486,450           88,890,587
Colgate Palmolive Co. .............................     1,823,792          169,384,682
Columbia Gas System Inc. ..........................       514,951           29,738,420
Columbia/HCA Healthcare Corp. .....................     4,064,492          100,596,177
Comcast Corp. Class A .............................       157,000            9,017,688
Comcast Corp. Class A Special .....................     2,127,238          124,842,280
Comerica Inc. .....................................       958,493           65,357,241
Compaq Computer Corp. .............................    10,518,834          441,133,601
Computer Associates International Inc. ............     3,331,130          141,989,416
Computer Sciences Corp. ...........................       981,898           63,271,052
Compuware Corp. ...................................     1,154,400           90,187,500
ConAgra Inc. ......................................     3,068,931           96,671,326
Conseco Inc. ......................................     1,966,486           60,100,728
Consolidated Edison Inc ...........................     1,438,935           76,083,688
Consolidated Natural Gas Co. ......................       610,428           32,963,112
Consolidated Stores Corp. .........................       707,160           14,275,793
Cooper Industries Inc. ............................       727,328           34,684,454
Cooper Tire & Rubber Co. ..........................       481,807            9,846,931
Corning Inc. ......................................     1,433,657           64,514,565
Costco Cos., Inc. .................................     1,348,807           97,367,005
Countrywide Credit Industries Inc. ................       695,389           34,899,835
Crane Co. .........................................       416,502           12,573,154
Crown Cork & Seal Co., Inc. .......................       810,622           24,977,290
CSX Corp. .........................................     1,411,949           58,595,883
Cummins Engine Co., Inc. ..........................       268,129            9,518,580
CVS Corp. .........................................     2,492,064          137,063,520
Cyprus Amax Minerals Co. ..........................       624,923            6,249,230
Dana Corp. ........................................     1,069,090           43,699,054
Danaher Corp. .....................................       823,500           44,726,344


   The accompanying notes are an integral part of these financial statements.

                                    SAI-106

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Darden Restaurants Inc. ...........................       860,733     $    15,493,194
Data General Corp. ................................       328,829           5,405,127
Dayton Hudson Corp. ...............................     2,758,342         149,640,053
Deere & Co. .......................................     1,538,064          50,948,370
Dell Computer Corp. ...............................     7,846,220         574,245,226
Delta Air Lines Inc. ..............................       909,848          47,312,096
DeLuxe Corp. ......................................       546,465          19,980,127
Dillards Inc. Class A .............................       726,175          20,605,216
Dollar General Corp. ..............................     1,120,512          26,472,096
Dominion Resources Inc. ...........................     1,202,602          56,221,643
Dover Corp. .......................................     1,379,089          50,509,135
Dow Chemical Co. ..................................     1,326,738         120,650,237
Dow Jones & Co., Inc. .............................       571,497          27,503,293
DTE Energy Co. ....................................       910,449          39,035,501
Duke Power Co. ....................................     2,213,452         141,799,269
Dun & Bradstreet Corp .............................     1,162,972          36,706,304
E.I. du Pont de Nemours & Co. .....................     7,009,635         371,948,757
Eastern Enterprises ...............................       127,904           5,595,800
Eastman Chemical Co. ..............................       490,699          21,958,780
Eastman Kodak Co. .................................     1,993,953         143,564,616
Eaton Corp. .......................................       442,850          31,303,959
Ecolab Inc. .......................................       810,500          29,329,969
Edison International ..............................     2,177,091          60,686,412
EG&G Inc. .........................................       292,910           8,146,559
Electronic Data Systems Corp. .....................     3,108,700         156,212,175
Eli Lilly & Co. ...................................     6,833,453         607,323,135
EMC Corp. .........................................     3,125,936         265,704,560
Emerson Electric Co. ..............................     2,769,181         167,535,450
Engelhard Corp. ...................................       879,054          17,141,553
Enron Corp. .......................................     2,027,669         115,703,862
Entergy Corp. .....................................     1,551,562          48,292,367
Equifax Inc. ......................................     1,014,986          34,699,834
Exxon Corp. .......................................    15,122,174       1,105,808,974
FDX Corp ..........................................       920,074          81,886,586
Federal Home Loan Mortgage Corp. ..................     4,296,913         276,882,331
Federal National Mortgage Association .............     6,478,494         479,408,556
Federated Department Stores Inc. ..................     1,275,430          55,560,919


   The accompanying notes are an integral part of these financial statements.

                                    SAI-107

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES             VALUE
-----------------------------------------------------   ------------   ------------------
Fifth Third Bancorp .................................     1,655,410     $   118,051,426
First Data Corp. ....................................     2,784,988          88,249,307
First Union Corp. ...................................     6,139,796         373,376,344
Firstar Corp. Wisconsin .............................     1,451,400         135,343,050
Firstenergy Corp. ...................................     1,464,505          47,687,944
Fleet Financial Group Inc. ..........................     3,510,912         156,893,880
Fleetwood Enterprises Inc. ..........................       214,017           7,437,091
Fluor Corp. .........................................       480,450          20,449,153
FMC Corp. ...........................................       213,887          11,977,672
Ford Motor Co. ......................................     7,485,675         439,315,552
Fort James Corp. ....................................     1,405,531          56,221,240
Fortune Brands Inc. .................................     1,060,698          33,544,574
Foster Wheeler Corp. ................................       251,624           3,318,292
Fox Entertainment Group Inc.Class A .................         6,800             171,275
FPL Group Inc. ......................................     1,103,634          68,011,445
Franklin Resources Inc. .............................     1,546,604          49,491,328
Freeport-McMoran Copper & Gold Inc. Class B .........     1,106,739          11,551,588
Frontier Corp. ......................................     1,083,019          36,822,646
Fruit of the Loom Inc. Class A ......................       443,296           6,123,026
Gannett Co., Inc. ...................................     1,760,924         113,579,598
Gap Inc. ............................................     3,638,333         204,656,231
Gateway 2000 Inc. ...................................       965,271          49,409,809
General Dynamics Corp. ..............................       780,922          45,781,552
General Electric Co. ................................    20,297,190       2,071,581,954
General Instrument Corp. ............................       935,191          31,738,045
General Mills Inc. ..................................       993,943          77,279,068
General Motors Corp. ................................     4,097,632         293,236,790
Genuine Parts Co. ...................................     1,099,668          36,770,149
Georgia Pacific Corp. ...............................       604,951          35,427,443
Gillette Co. ........................................     6,942,254         335,397,646
Golden West Financial Corp. .........................       345,486          31,676,748
Goodyear Tire & Rubber Co. ..........................       985,208          49,691,428
GPU Inc. ............................................       789,556          34,888,506
Great Atlantic & Pacific Tea Co., Inc. ..............       240,233           7,116,903
Great Lakes Chemical Corp. ..........................       382,272          15,290,880
GTE Corp. ...........................................     5,989,423         389,312,495
Guidant Corp. .......................................       947,903         104,506,306


   The accompanying notes are an integral part of these financial statements.

                                    SAI-108

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
H&R Block Inc. ....................................       633,323     $    28,499,535
H.J. Heinz Co. ....................................     2,256,450         127,771,481
Halliburton Co. ...................................     2,751,901          81,525,067
Harcourt General Inc. .............................       446,939          23,771,568
Harnischfeger Industries Inc. .....................       295,598           3,011,405
Harrahs Entertainment Inc. ........................       682,831          10,711,911
Harris Corp. ......................................       498,416          18,254,486
Hartford Financial Services Group .................     1,442,776          79,172,333
Hasbro Inc. .......................................       823,802          29,759,847
HBO & Co. .........................................     2,758,492          79,134,239
Hcr Manor Care Inc. ...............................       679,084          19,948,093
Healthsouth Rehabilitation ........................     2,952,619          45,581,056
Helmerich & Payne Inc. ............................       309,459           5,995,768
Hercules Inc. .....................................       619,547          16,960,099
Hershey Foods Corp. ...............................       879,918          54,719,901
Hewlett Packard Co. ...............................     6,464,389         441,598,574
Hilton Hotels Corp. ...............................     1,642,060          31,404,398
Home Depot Inc. ...................................     9,735,340         595,681,116
Homestake Mining Co. ..............................     1,119,475          10,285,177
Honeywell Inc. ....................................       819,448          61,714,677
Household International Inc. ......................     3,146,231         124,669,403
Houston Industries Inc. ...........................     1,843,699          59,228,830
Humana Inc. .......................................     1,041,357          18,549,172
Huntington Bancshares Inc. ........................     1,308,680          39,342,193
IBM Corp. .........................................     5,802,781       1,072,063,790
Ikon Office Solutions Inc. ........................       742,427           6,357,031
Illinois Tool Works Inc. ..........................     1,562,961          90,651,738
IMS Health Inc ....................................     1,008,946          76,112,364
INCO Ltd. .........................................       934,696           9,872,727
Ingersoll Rand Co. ................................     1,021,231          47,934,030
Intel Corp. .......................................    10,338,161       1,225,718,214
International Flavors & Fragrances ................       658,512          29,097,999
International Paper Co. ...........................     1,900,332          85,158,628
Interpublic Group of Cos., Inc. ...................       900,334          71,801,636
ITT Industries Inc. ...............................       733,542          29,158,295
J.C. Penney Co., Inc. .............................     1,603,148          75,147,562
J.P. Morgan & Co., Inc. ...........................     1,071,360         112,559,760


   The accompanying notes are an integral part of these financial statements.

                                    SAI-109

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Jefferson-Pilot Corp. .............................      663,101      $    49,732,575
Johnson & Johnson .................................    8,314,588          697,386,068
Johnson Controls Inc. .............................      592,915           34,981,985
Jostens Inc. ......................................      227,624            5,960,904
K Mart Corp. ......................................    2,987,327           45,743,445
Kaufman & Broad Home Corp. ........................      244,542            7,030,583
Kellogg Co. .......................................    2,461,093           83,984,799
Kerr McGee Corp. ..................................      297,063           11,362,660
Keycorp ...........................................    2,684,987           85,919,584
Kimberly-Clark Corp. ..............................    3,442,407          187,611,181
King World Productions Inc. .......................      459,921           13,538,924
KLA Instruments Corp. .............................      541,694           23,495,977
Knight-Ridder Inc. ................................      489,313           25,016,127
Kohls Corp. .......................................      981,700           60,313,194
Kroger Co. ........................................    1,618,253           97,904,306
Laidlaw Inc. ......................................    1,831,557           18,430,042
Lehman Brothers Holdings Inc. .....................      682,040           30,052,388
Limited Inc. ......................................    1,436,767           41,845,839
Lincoln National Corp. ............................      622,636           50,939,408
Liz Claiborne Inc. ................................      425,675           13,435,367
Lockheed Martin Corp. .............................    1,215,821          103,040,830
Loews Corp. .......................................      718,722           70,614,436
Longs Drug Stores Corp. ...........................      236,919            8,884,463
Louisiana-Pacific Corp. ...........................      704,794           12,906,540
Lowes Cos., Inc. ..................................    2,161,718          110,652,940
LSI Logic Corp. ...................................      889,596           14,344,736
Lucent Technologies Inc. ..........................    8,140,104          895,411,440
Mallinckrodt Inc. .................................      457,711           14,103,220
Marriott International Inc. Class A ...............    1,516,271           43,971,859
Marsh & McLennan Cos., Inc. .......................    1,558,781           91,091,265
Masco Corp. .......................................    2,242,164           64,462,215
Mattel Inc. .......................................    1,915,500           43,697,344
May Department Stores Co. .........................    1,433,075           86,521,903
Maytag Corp. ......................................      558,179           34,746,643
MBIA Inc. .........................................      674,810           44,242,231
MBNA Corp. ........................................    4,703,618          117,296,474
McDermott International Inc. ......................      392,424            9,687,968


   The accompanying notes are an integral part of these financial statements.

                                    SAI-110

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
McDonald's Corp. ..................................     4,284,588     $   328,306,555
McGraw-Hill Inc. ..................................       612,064          62,354,020
MCI Worldcom Inc ..................................    11,395,200         817,605,600
Mead Corp. ........................................       643,266          18,855,735
MediaOne Group Inc ................................     3,748,216         176,166,152
Medtronic Inc. ....................................     3,020,359         224,261,656
Mellon Bank Corp. .................................     1,602,425         110,166,719
Mercantile BanCorporation Inc. ....................       921,183          42,489,566
Merck & Co., Inc. .................................     7,388,527       1,091,193,081
Meredith Corp. ....................................       320,103          12,123,901
Merrill Lynch & Co., Inc. .........................     2,141,174         142,923,365
Meyer (Fred) Inc ..................................       959,400          57,803,850
MGIC Investment Corp. .............................       704,964          28,066,379
Micron Technology Inc. ............................     1,325,362          67,013,616
Microsoft Corp. ...................................    15,468,632       2,145,305,900
Milacron Inc. .....................................       239,938           4,618,807
Millipore Corp. ...................................       277,151           7,881,482
Minnesota Mining & Manufacturing Co. ..............     2,496,706         177,578,214
Mirage Resorts Inc. ...............................     1,129,177          16,867,081
Mobil Corp. .......................................     4,881,948         425,339,719
Monsanto Co. ......................................     3,820,547         181,475,982
Moore Corp., Ltd. .................................       511,589           5,627,479
Morgan Stanley Dean Witter Discover & Co. .........     3,614,300         256,615,300
Morton International Inc. .........................       795,226          19,483,037
Motorola Inc. .....................................     3,694,939         225,622,213
NACCO Industries Inc. .............................        49,952           4,595,584
Nalco Chemical Co. ................................       407,947          12,646,357
National City Corp. ...............................     2,030,633         147,220,892
National Semiconductor Corp. ......................     1,013,501          13,682,264
National Service Industries Inc. ..................       250,918           9,534,884
Navistar International Corp. ......................       421,026          11,999,241
New Century Energies Inc ..........................       684,200          33,354,750
New York Times Co. Class A ........................     1,173,144          40,693,433
Newell Co. ........................................     1,092,972          45,085,095
Newmont Mining Corp. ..............................     1,023,597          18,488,721
Nextel Communications Inc.Class A .................     1,787,896          42,239,043
Niagara Mohawk Power Corp. ........................     1,213,131          19,561,737


   The accompanying notes are an integral part of these financial statements.

                                    SAI-111

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Nicor Inc. ........................................       293,817     $    12,413,768
Nike Inc. Class B .................................     1,877,976          76,175,401
Nordstrom Inc. ....................................       904,622          31,379,076
Norfolk Southern Corp. ............................     2,305,473          73,054,676
Northern States Power Co. .........................       938,041          26,030,638
Northern Telecom Ltd. .............................     3,983,203         199,658,050
Northern Trust Corp. ..............................       685,034          59,812,031
Northrop Grumman Corp. ............................       433,891          31,728,279
Novell Inc. .......................................     2,138,408          38,758,645
Nucor Corp. .......................................       535,858          23,175,859
Occidental Petroleum Corp. ........................     2,202,940          37,174,613
Omnicom Group Inc. ................................     1,127,424          65,390,592
Oneok Inc. ........................................       193,270           6,981,879
Oracle Corp. ......................................     6,121,420         263,986,237
Oryx Energy Co. ...................................       716,209           9,624,058
Owens Corning Fiberglas Corp. .....................       341,679          12,108,250
Owens Illinois Inc. ...............................       922,588          28,254,258
PACCAR Inc. .......................................       510,260          20,984,443
PacifiCorp ........................................     1,863,210          39,243,861
Pall Corp. ........................................       760,935          19,261,167
Parametric Technology Corp. .......................     1,688,020          27,641,328
Parker Hannifin Corp. .............................       683,970          22,400,018
Paychex Inc. ......................................       967,700          49,776,069
PECO Energy Co. ...................................     1,351,532          56,257,519
Peoples Energy Corp. ..............................       218,040           8,694,345
PeopleSoft Inc. ...................................     1,398,600          26,485,988
Pep Boys -- Manny, Moe & Jack .....................       401,684           6,301,418
PepsiCo Inc. ......................................     9,140,864         374,204,120
Perkin-Elmer Corp. ................................       313,116          30,548,380
Pfizer Inc. .......................................     8,055,163       1,010,419,509
PG&E Corp. ........................................     2,373,252          74,757,438
Pharmacia & Upjohn Inc. ...........................     3,141,670         177,897,064
Phelps Dodge Corp. ................................       382,718          19,470,778
Philip Morris Cos., Inc. ..........................    15,141,864         810,089,724
Phillips Petroleum Co. ............................     1,598,781          68,148,040
Pioneer HI-Bred International Inc. ................     1,499,880          40,496,760
Pitney Bowes Inc. .................................     1,697,983         112,173,002


   The accompanying notes are an integral part of these financial statements.

                                    SAI-112

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Placer Dome Inc. ..................................     1,533,884     $    17,639,666
PNC Bank Corp. ....................................     1,866,143         101,004,990
Polaroid Corp. ....................................       266,860           4,986,946
Potlatch Corp. ....................................       177,891           6,559,731
PP&L Resources Inc. ...............................       988,096          27,543,176
PPG Industries Inc. ...............................     1,102,854          64,241,245
Praxair Inc. ......................................       985,571          34,741,378
Procter & Gamble Co. ..............................     8,239,694         752,387,058
Progressive Corp. .................................       446,010          75,542,944
Provident Cos., Inc. ..............................       849,500          35,254,250
Providian Financial Corp. .........................       881,527          66,114,487
Public Service Enterprise Group Inc. ..............     1,403,719          56,148,760
Pulte Corp. .......................................       257,974           7,174,902
Quaker Oats Co. ...................................       830,635          49,422,782
R.R. Donnelley & Sons Co. .........................       859,951          37,676,603
Ralston Purina Co. ................................     1,939,099          62,778,330
Raychem Corp. .....................................       518,182          16,743,756
Raytheon Company Class B ..........................     2,077,853         110,645,672
Reebok International Ltd. .........................       346,876           5,159,781
Regions Financial Corp. ...........................     1,299,300          52,378,031
Republic New York Corp. ...........................       667,945          30,433,244
Reynolds Metals Co. ...............................       440,919          23,230,920
Rite Aid Corp. ....................................     1,647,880          81,673,052
RJR Nabisco Holdings Corp. ........................     2,050,900          60,886,094
Rockwell International Corp. ......................     1,186,298          57,609,597
Rohm & Haas Co. ...................................     1,122,796          33,824,230
Rowan Cos., Inc. ..................................       526,368           5,263,680
Royal Dutch Petroleum Co. .........................    13,301,776         636,822,526
Rubbermaid Inc. ...................................     1,045,625          32,871,836
Russell Corp. .....................................       222,353           4,516,545
Ryder Systems Inc. ................................       477,332          12,410,632
SAFECO Corp. ......................................       861,920          37,008,690
Safeway Inc. ......................................     3,044,800         185,542,500
Sara Lee Corp. ....................................     5,676,430         160,004,371
SBC Communications Inc. ...........................    12,129,227         650,429,798
Schering-Plough Corp. .............................     9,116,290         503,675,022
Schlumberger Ltd. .................................     3,425,416         157,997,313


   The accompanying notes are an integral part of these financial statements.

                                    SAI-113

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES             VALUE
---------------------------------------------------   ------------   ------------------
Scientific Atlanta Inc. ...........................      478,681      $    10,919,910
Seagate Technology ................................    1,508,876           45,643,499
Seagram Co., Ltd. .................................    2,382,104           90,519,952
Sealed Air Corp ...................................      516,257           26,361,373
Sears Roebuck & Co. ...............................    2,415,001          102,637,542
Sempra Energy .....................................    1,453,307           36,877,665
Service Corp. International .......................    1,611,723           61,346,207
Shared Medical Systems Corp. ......................      172,018            8,579,398
Sherwin-Williams Co. ..............................    1,215,081           35,693,004
Sigma Aldrich Corp. ...............................      604,589           17,759,802
Silicon Graphics Inc. .............................    1,153,795           14,855,111
SLM Holding Corp. .................................    1,102,200           52,905,600
Snap On Inc. ......................................      359,012           12,498,105
Solectron Corp. ...................................      736,100           68,411,294
Sonat Inc. ........................................      692,707           18,746,383
Southern Co. ......................................    4,251,099          123,547,565
Southwest Airlines Co. ............................    2,114,154           47,436,353
Springs Industries Inc. ...........................       98,751            4,091,995
Sprint Corp. ......................................    2,672,902          224,857,881
Sprint Corp. Series 1 .............................    2,626,651           60,741,304
St. Jude Medical Inc. .............................      529,944           14,672,825
St. Paul Cos. Inc. ................................    1,463,476           50,855,791
Stanley Works .....................................      528,072           14,653,998
Staples Inc. ......................................    1,808,950           79,028,503
Starwood Lodging Trust REIT .......................            1                   23
State Street Corp. (a) ............................    1,026,543           71,408,897
Summit Bancorp ....................................    1,074,015           46,921,030
Sun Microsystems Inc. .............................    2,385,812          204,285,152
Sunamerica Inc. ...................................    1,305,565          105,913,961
Sunoco Inc. .......................................      565,973           20,410,401
Suntrust Banks Inc. ...............................    1,267,391           96,955,411
Supervalu Inc. ....................................      734,778           20,573,784
Synovus Financial Corp. ...........................    1,574,093           38,368,517
Sysco Corp. .......................................    2,106,989           57,810,511
Tandy Corp. .......................................      615,679           25,358,279
Tektronix Inc. ....................................      305,675            9,189,355
Tele-Communications Inc. Series A .................    3,254,040          179,989,087


   The accompanying notes are an integral part of these financial statements.

                                    SAI-114

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES            VALUE
---------------------------------------------------   -----------   ------------------
Tellabs Inc. ......................................    1,216,786     $    83,425,890
Temple Inland Inc. ................................      349,611          20,736,302
Tenet Healthcare Corp. ............................    1,999,588          52,489,185
Tenneco Inc. ......................................    1,071,429          36,495,550
Texaco Inc. .......................................    3,336,822         176,434,463
Texas Instruments Inc. ............................    2,423,368         207,349,424
Texas Utilities Co. ...............................    1,746,902          81,558,487
Textron Inc. ......................................      971,414          73,766,751
Thermo Electron Corp. .............................    1,265,838          21,440,131
Thomas & Betts Corp. ..............................      348,192          15,081,066
Time Warner Inc. ..................................    7,572,688         469,979,949
Times Mirror Co. Series A .........................      524,815          29,389,640
Timken Co. Series A ...............................      381,863           7,207,664
TJX Cos., Inc. ....................................    1,947,406          56,474,774
Torchmark Corp. ...................................      853,261          30,130,779
Toys R Us Inc. ....................................    1,720,902          29,040,221
TransAmerica Corp. ................................      386,081          44,592,356
Tribune Co. .......................................      746,338          49,258,308
Tricon Global Restaurants Inc. ....................      944,812          47,358,702
TRW Inc. ..........................................      762,025          42,816,280
Tupperware Corp. ..................................      509,788           8,379,640
Tyco International Ltd. ...........................    4,040,664         304,817,590
Unicom Inc. .......................................    1,367,665          52,740,582
Unilever NV .......................................    3,939,656         326,745,219
Union Camp Corp. ..................................      430,841          29,081,768
Union Carbide Corp. ...............................      835,899          35,525,708
Union Pacific Corp. ...............................    1,450,231          65,351,034
Union Pacific Resources Group Inc. ................    1,552,785          14,072,114
Union Planters Corp. ..............................      771,200          34,945,000
Unisys Corp. ......................................    1,584,668          54,572,004
United Healthcare Corp. ...........................    1,192,792          51,364,605
United Technologies Corp. .........................    1,451,034         157,799,947
Unocal Corp. ......................................    1,514,496          44,204,352
UNUM Corp. ........................................      895,779          52,291,099
US Bancorp ........................................    4,676,259         166,007,177
US West Inc .......................................    3,199,234         206,750,497
USAir Group Inc. ..................................      574,447          29,871,244


   The accompanying notes are an integral part of these financial statements.

                                    SAI-115

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                                 SHARES               VALUE
--------------------------------------------------------------------------   ----------------   ------------------
UST Inc. .................................................................        1,146,643      $    39,989,175
USX Marathon Group .......................................................        1,936,675           58,342,334
USX United States Steel ..................................................          553,007           12,719,161
VF Corp. .................................................................          775,357           36,344,859
Viacom Inc. Class B ......................................................        2,191,319          162,157,606
W. R. Grace & Company ....................................................          433,504            6,800,594
W.W. Grainger Inc. .......................................................          605,681           25,211,472
Wachovia Corp. ...........................................................        1,280,850          111,994,322
Wal Mart Stores Inc. .....................................................       13,946,256        1,135,748,223
Walgreen Co. .............................................................        3,149,610          184,449,036
Walt Disney Co. ..........................................................       12,752,906          382,587,180
Warner Lambert Co. .......................................................        5,082,707          382,156,033
Washington Mutual Inc. ...................................................        3,742,590          142,920,156
Waste Management Inc .....................................................        3,603,765          168,025,543
Wells Fargo & Company ....................................................       10,102,361          403,463,042
Wendy's International Inc. ...............................................          916,426           19,989,542
Westvaco Corp. ...........................................................          608,795           16,323,316
Weyerhaeuser Co. .........................................................        1,228,026           62,399,071
Whirlpool Corp. ..........................................................          468,260           25,929,898
Willamette Industries Inc. ...............................................          679,345           22,758,058
William Wrigley Jr. Co. ..................................................          693,418           62,104,250
Williams Cos., Inc. ......................................................        2,589,479           80,759,376
Winn Dixie Stores Inc. ...................................................          903,258           40,533,703
Worthington Industries ...................................................          590,224            7,377,800
Xerox Corp. ..............................................................        2,030,786          239,632,746
                                                                                                 ---------------
TOTAL COMMON STOCK
 (Cost $ 39,261,429,073)..................................................                        62,242,969,899
                                                                                                 ---------------
STATE STREET BANK AND TRUST COMPANY COLLECTIVE INVESTMENT FUNDS--0.2%              UNITS
                                                                                -----------
SHORT TERM INVESTMENT FUND (B) ...........................................      154,823,448          154,823,448
---------------------------------------------------------------------------     -----------      ---------------
U.S. GOVERNMENT OBLIGATIONS--0.1%                                                PRINCIPAL
                                                                               ------------
UNITED STATES TREASURY BILLS 4.41% 18-MAR-99 (C) (Cost $42,104,774) ......     $ 42,500,000           42,104,774
---------------------------------------------------------------------------    ------------      ---------------
TOTAL INVESTMENTS--100%
 (Cost $39,458,357,295)...................................................                       $62,439,898,121
===========================================================================                      ===============




   The accompanying notes are an integral part of these financial statements.

                                    SAI-116

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
S&P 500 FLAGSHIP FUND
S&P 500 INDEX FUND WITH FUTURES


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


--------------------------------------------------------------------------------
REIT -- Real Estate Investment Trust


(a)  Parent company of State Street Bank and Trust Company.

(b)  Collective investment fund advised by State Street Global Advisors.


(c) At December 31, 1998, U.S. Treasury Bills with principal of $42,500,000 were pledged to cover margin requirements for open futures contracts.



     The following long futures contracts were open at December 31, 1998:




FUTURES                       NUMBER OF        NOTIONAL        MATURITY       UNREALIZED
CONTRACTS                     CONTRACTS         VALUE            DATE         GAIN (LOSS)
--------------------------   -----------   ---------------   ------------   --------------
   S&P 500 Index .........   1,582          $492,595,250     March 1999      $20,781,000
                                                                             ===========

   The accompanying notes are an integral part of these financial statements.

                                    SAI-117

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY

                             S&P 500 FLAGSHIP FUND
                        S&P 500 INDEX FUND WITH FUTURES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") S&P 500 Flagship Fund and State Street Bank and Trust Company S&P 500 Index Fund with Futures (collectively, the "Fund") were formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to replicate, as closely as possible, the S&P 500 Index, which is accomplished by investing in substantially all of the equity securities which comprise the S&P 500 Index. Additionally, each of the Funds may hold up to 25% of their value in S&P 500 stock index futures contracts and invest in certain other collective investment funds maintained by State Street Bank, consistent with its investment objectives. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in securities listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income is recorded on the ex-dividend date. Interest income earned on securities is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premium.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the closing market value of the securities bought or sold as of the valuation date,


                                    SAI-118

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                        S&P 500 INDEX FUND WITH FUTURES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

adjusted for the related market effect and transaction costs which are allocated to the applicable participant. Transaction costs include brokerage commissions, taxes and other direct costs related to security transactions. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date.


 E. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year. The Trustee is paid a custody fee at an annual rate of $50,000, plus a charge for each security and futures transaction executed.


 F. DISTRIBUTIONS TO PARTICIPANTS

     Net investment income (excluding securities lending fee income, if any) and net realized gains are retained by the Fund. Income generated by securities lending, if any, is distributed monthly to participants of the S&P 500 Flagship Fund.


 G. FUTURES CONTRACTS

     The Fund may use futures contracts to manage exposure to the equity market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


 H. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

     The participants in the S&P 500 Flagship Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective,


                                    SAI-119

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                        S&P 500 INDEX FUND WITH FUTURES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

techniques and results of operations of the Lending Fund are identical to those of the S&P 500 Index Fund with Futures (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

     Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 1998, the market value of securities loaned by the Lending Fund was $1,504,520,361 against which was held cash collateral of $1,541,128,370. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly.

     State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.


4. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1998 were $15,358,941,394 and $9,341,039,960, respectively, resulting in a net realized gain (loss) of $2,958,902,185. This gain (loss) is prior to the recognition of the market effect and transaction costs associated with contributions and redemptions.


                                    SAI-120

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                             S&P 500 FLAGSHIP FUND
                        S&P 500 INDEX FUND WITH FUTURES

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

5. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:




                                                                 YEAR ENDED DECEMBER 31,
                                    ---------------------------------------------------------------------------------
                                                     1998                                      1997
                                    ---------------------------------------   ---------------------------------------
                                          UNITS               AMOUNT                UNITS               AMOUNT
                                    ----------------   --------------------   ----------------   --------------------
S&P 500 FLAGSHIP FUND:
Units issued ....................       92,017,865      $  16,413,987,764        148,471,895      $  22,051,541,332
Units redeemed ..................      (78,526,013)       (14,165,404,386)       (93,427,456)       (13,465,036,826)
                                       -----------      -----------------        -----------      -----------------
   Total ........................       13,491,852      $   2,248,583,378         55,044,439      $   8,586,504,506
                                       -----------      -----------------        -----------      -----------------
S&P 500 INDEX FUND WITH FUTURES:
Units issued ....................       25,180,459      $   4,576,511,370         25,998,880      $   3,740,090,979
Units redeemed ..................      (10,189,163)        (1,776,525,390)        (6,471,396)          (925,409,661)
                                       -----------      -----------------        -----------      -----------------
   Total ........................       14,991,296      $   2,799,985,980         19,527,484      $   2,814,681,318
                                       -----------      -----------------        -----------      -----------------
Net increase (decrease) .........       28,483,148      $   5,048,569,358         74,571,923      $  11,401,185,824
                                       ===========      =================        ===========      =================

S&P 500 FLAGSHIP FUND


     Units in excess of 10% of the Lending Fund units outstanding at December 31, 1998 held by one of the Lending Fund's 184 unitholders aggregated 31% of the Lending Fund's total units outstanding.

     During the year ended December 31, 1998, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Lending Fund units were $1,991,683.


S&P 500 INDEX FUND WITH FUTURES

     Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 1998 held by two of the Non-Lending Fund's 35 unitholders aggregated 51% of the Non-Lending Fund's total units outstanding.

     During the year ended December 31, 1998, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Non-Lending Fund units were $(136,688).

     Participants in each of the Lending Fund or the Non-Lending Fund may exchange their units for units of the other fund on any valuation date.


                                    SAI-121

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Russell 2000 Fund
and State Street Bank and Trust Company
Russell 2000 Non-Lending Fund


In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Russell 2000 Fund and State Street Bank and Trust Company Russell 2000 Non-Lending Fund at December 31, 1998, and the results of their operations, the changes in their net assets and their selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Boston, Massachusetts
February 25, 1999

                                    SAI-122

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Statement of Assets and Liabilities
December 31, 1998
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value (cost $1,425,583,271) ...........  $ 1,404,360,870
Cash ................................................................          329,752
Investment in State Street Bank and Trust Company
 Quality A Short-Term Investment Fund, at value .....................      245,739,640
Receivable for investments sold .....................................        4,760,125
Variation margin receivable .........................................          872,114
Dividends receivable ................................................        1,644,733
Interest and other receivables ......................................          235,885
Tax reclaim receivable ..............................................            1,158
---------------------------------------------------------------------  ---------------
   Total assets .....................................................    1,657,944,277
---------------------------------------------------------------------  ---------------
LIABILITIES
Collateral on securities loaned .....................................      245,739,640
Payable for investments purchased ...................................       27,666,422
Accrued expenses ....................................................           65,195
---------------------------------------------------------------------  ---------------
   Total liabilities ................................................      273,471,257
---------------------------------------------------------------------  ---------------
NET ASSETS ..........................................................  $ 1,384,473,020
=====================================================================  ===============
Russell 2000 Fund
 (54,442,876 units outstanding, at $23.07 per unit net asset value) .  $ 1,255,837,593
Russell 2000 Non-Lending Fund
 (5,576,583 units outstanding, at $23.07 per unit net asset value) ..      128,635,427
---------------------------------------------------------------------  ---------------
                                                                       $ 1,384,473,020
                                                                       ===============

   The accompanying notes are an integral part of these financial statements.

                                    SAI-123

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Statement of Operations
Year ended December 31, 1998
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends (net of taxes withheld of $594)................................................    $   18,543,938
 Interest ................................................................................         2,398,943
 Securities lending fee income (net of related expenses) allocated to Russell 2000 Fund              888,420
-------------------------------------------------------------------------------------------   --------------
  (Note 3)
-------------------------------------------------------------------------------------------
   Total investment income ...............................................................        21,831,301
-------------------------------------------------------------------------------------------   --------------
EXPENSES
 Audit ...................................................................................            19,130
 Custody .................................................................................           461,275
 Administration ..........................................................................            50,000
-------------------------------------------------------------------------------------------   --------------
   Total expenses ........................................................................           530,405
-------------------------------------------------------------------------------------------   --------------
    Net investment income ................................................................        21,300,896
-------------------------------------------------------------------------------------------   --------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS AND FUTURES CONTRACTS
 Net realized gain (loss):
 Investments .............................................................................        41,171,107
 Futures contracts .......................................................................        (2,211,560)
-------------------------------------------------------------------------------------------   --------------
                                                                                                  38,959,547
-------------------------------------------------------------------------------------------   --------------
 Net change in unrealized appreciation (depreciation):
 Investments .............................................................................      (131,263,026)
 Futures contracts .......................................................................         1,578,596
-------------------------------------------------------------------------------------------   --------------
                                                                                                (129,684,430)
-------------------------------------------------------------------------------------------   --------------
 Net realized and unrealized gain (loss) on investments and futures contracts ............       (90,724,883)
-------------------------------------------------------------------------------------------   --------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $  (69,423,987)
===========================================================================================   ==============


   The accompanying notes are an integral part of these financial statements.

                                    SAI-124

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Statement of Changes in Net Assets



                                                                                            YEAR ENDED DECEMBER 31,
                                                                                            1998                1997
                                                                                     -----------------   ------------------
FROM OPERATIONS
Net investment income ............................................................    $   21,300,896       $   13,135,989
Net realized gain (loss) on investments and futures contracts ....................        38,959,547           72,709,479
Net change in unrealized appreciation (depreciation) on investments and futures
 contracts .......................................................................      (129,684,430)          73,524,328
-----------------------------------------------------------------------------------   --------------       --------------
Net increase (decrease) in net assets resulting from operations ..................       (69,423,987)         159,369,796
-----------------------------------------------------------------------------------   --------------       --------------
Distributions of security lending fee income to Russell 2000 Fund participants
 (Note 3) ........................................................................          (888,420)            (516,852)
-----------------------------------------------------------------------------------   --------------       --------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ....       161,065,128          148,997,093
-----------------------------------------------------------------------------------   --------------       --------------
Net increase (decrease) in net assets ............................................        90,752,721          307,850,037
NET ASSETS
 Beginning of year ...............................................................     1,293,720,299          985,870,262
-----------------------------------------------------------------------------------   --------------       --------------
 End of year .....................................................................    $1,384,473,020       $1,293,720,299
===================================================================================   ==============       ==============


   The accompanying notes are an integral part of these financial statements.

                                    SAI-125

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)




                                                                               YEAR ENDED DECEMBER 31,
                                                         --------------------------------------------------------------------
                                                              1998           1997          1996         1995         1994
                                                         -------------- -------------- ------------ ------------ ------------
Net investment income (a) ..............................   $     0.38     $     0.36     $   0.32     $   0.03     $   0.21
Distribution of securities lending fee income ..........        (0.02)         (0.02)       (0.01)       (0.01)       (0.01)
Net realized and unrealized gain (loss) ................        (1.06)          4.19         2.45         3.61        (0.46)
--------------------------------------------------------   ----------     ----------     --------     --------     --------
Net increase (decrease) ................................        (0.70)          4.53         2.76         3.63        (0.26)
NET ASSET VALUE
Beginning of year ......................................        23.77          19.24        16.48        12.85        13.11
--------------------------------------------------------   ----------     ----------     --------     --------     --------
End of year ............................................   $    23.07     $    23.77     $  19.24     $  16.48     $  12.85
--------------------------------------------------------   ----------     ----------     --------     --------     --------
Total return(%) (b) ....................................        (2.88)         23.66        16.81        28.33        (1.98)
========================================================   ==========     ==========     ========     ========     ========
Ratio of expenses to average net assets (%)(c) .........         0.04           0.06         0.06         0.10         0.07
--------------------------------------------------------   ----------     ----------     --------     --------     --------
Ratio of net investment income to average net assets
 (%)(c) ................................................         1.61           1.63         1.80         1.80         1.61
--------------------------------------------------------   ----------     ----------     --------     --------     --------
Portfolio turnover(%) ..................................           57            105          131          103           48
--------------------------------------------------------   ----------     ----------     --------     --------     --------
Net assets, end of year (000s) .........................   $1,255,838     $1,174,146     $951,405     $536,849     $372,107
========================================================   ==========     ==========     ========     ========     ========


(a) Net investment income has been calculated based on an average of units outstanding.

(b) Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Russell 2000 Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

(c) 1996 ratios reflect net investment income and expenses attributable to the Russell 2000 Fund from its ownership of other collective investment funds.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-126

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 NON-LENDING FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)




                                                                           1998           1997        1996(A)
                                                                      -------------   -----------   ----------
Net investment income (b) .........................................     $    0.36      $   0.34         0.09
Net realized and unrealized gain (loss) ...........................         (1.06)         4.19         0.84
--------------------------------------------------------------------    ---------      --------       ------
Net increase (decrease) ...........................................         (0.70)         4.53         0.93
NET ASSET VALUE
Beginning of period ...............................................         23.77         19.24        18.31
--------------------------------------------------------------------    ---------      --------       ------
End of period .....................................................     $   23.07      $  23.77      $ 19.24
====================================================================    =========      ========      =======
Total return (%) (c) ..............................................         (2.94)        23.54         5.08
====================================================================    =========      ========      =======
Ratio of expenses to average net assets (%) .......................          0.04          0.06         0.06
--------------------------------------------------------------------    ---------      --------      -------
Ratio of net investment income to average net assets (%) ..........          1.55          1.56         1.80
--------------------------------------------------------------------    ---------      --------      -------
Portfolio turnover (%) ............................................            57           105          131
--------------------------------------------------------------------    ---------      --------      -------
Net assets, end of period (000s) ..................................     $ 128,635      $119,574      $34,465
====================================================================    =========      ========      =======


(a)        The Russell 2000 Non-Lending Fund commenced operations on September
           30, 1996.

(b) Net investment income has been calculated based on an average of units outstanding.

(c) Total return calculation is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period and assumes reinvestment of distributions. The calculation includes only those expenses charged directly to the Russell 2000 Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-127

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY

RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




                                                 SHARES         VALUE
                                                --------   ---------------
COMMON STOCK--95.0% (unless otherwise noted)
3Dfx Interactive Inc ........................    22,200     $    280,275
800 Jr. Cigar Inc ...........................     4,400          102,300
99 Cents Only Stores ........................    12,524          615,241
A. Schulman Inc. ............................    51,800        1,175,212
A.M. Castle & Co. ...........................    16,750          251,250
A.O. Smith Corp. ............................    22,400          550,200
Aames Financial Corp. .......................    37,499          119,528
AAR Corp. ...................................    43,400        1,036,175
Aaron Rents Inc., Class B ...................    23,200          350,900
Aavid Thermal Technologies Inc. .............    11,800          199,125
Abacus Direct Corp. .........................    12,900          586,950
ABM Industries Inc. .........................    25,600          886,400
ABR Information Services Inc. ...............    45,950          901,769
Acceptance Insurance Cos., Inc. .............    17,800          360,450
Acclaim Entertainment Inc. ..................    66,700          817,075
Ackerley Communications Inc. ................    23,400          427,050
Actel Corp. .................................    28,600          572,000
Action Performance Cos., Inc. ...............    22,800          806,550
Acuson ......................................    31,900          474,513
ACX Technologies ............................    21,900          290,175
Acxiom Corp. ................................    79,759        2,472,529
Adac Laboratories ...........................    31,400          627,019
Adelphia Communications Corp. ...............    29,400        1,345,050
Administaff Inc. ............................     8,800          220,000
Adolph Coors Co. ............................    55,300        3,120,994
Adtran Inc. .................................    29,800          545,712
Advance Paradigm Inc. .......................    13,000          455,000
Advanced Energy Industries Inc. .............    10,600          265,000
Advanced Lighting Technologies Inc. .........    21,400          208,650
Advanced Tissue Sciences Inc. ...............    50,400          130,725
Advanta Corp., Class A ......................    37,200          492,900
Advantage Learning Systems Inc ..............     6,900          453,675
Advantica Restaurant Group Inc ..............    62,600          387,338
Advent Software Inc. ........................     9,000          424,125
Advest Group Inc ............................    11,500          212,750
Advo Inc. ...................................    35,100          925,762
Aerial Communications Inc ...................    28,200          165,675
AFC Cable Systems Inc. ......................    11,300          379,963
Affiliated Managers Group Inc ...............    27,400          818,575
Affymetrix Inc. .............................    24,000          585,000
Aftermarket Technology Corp. ................    30,500          240,188
AGL Resources Inc. ..........................    89,100        2,054,869
Agouron Pharmaceuticals Inc. ................    49,000        2,878,750
Agribiotech Inc .............................    63,000          815,062
Agribrands International Inc ................    17,400          522,000
AHL Services Inc ............................     8,800          275,000
Air Express International Corp. .............    52,555        1,143,071
Airgas Inc. .................................    94,900          848,169
Airnet Systems Inc. .........................    11,800          169,625


   The accompanying notes are an integral part of these financial statements.

                                    SAI-128

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES          VALUE
----------------------------------------------------   ----------   ---------------
Airtran Holdings Inc. ..............................     87,400      $    229,425
Alabama National BanCorp. ..........................     11,600           309,575
Alaris Med Inc. ....................................     67,800           398,325
Alaska Air Group Inc. ..............................     41,000         1,814,250
Alaska Steel Holding Corp. .........................     71,000         1,668,500
Albany International Corp. .........................     26,990           511,119
Albemarle Corp. ....................................     30,100           714,875
Alexander & Baldwin Inc. ...........................     61,800         1,436,850
Alexander's Inc. ...................................      5,100           398,756
Alexandria Real Estate Equities, Inc. REIT .........     17,300           535,219
Alfa Corp. .........................................     39,600           960,300
Algos Pharmaceutical Corp. .........................     16,400           426,400
Aliant Communications Inc. .........................     55,500         2,268,562
Alkermes Inc. ......................................     29,900           663,406
Allen Telecom Inc. .................................     40,400           270,175
Alliant Techsystems Inc. ...........................     13,800         1,137,637
Allied Products Corp. ..............................     13,500            85,219
Alpharma Inc., Class A .............................     27,000           953,437
Alpine Group Inc. ..................................     25,600           384,000
Alternative Living Services Inc. ...................     24,500           839,125
Alternative Resources Corp. ........................     23,400           248,625
Alydaar Software Corp ..............................     15,100           124,575
Ambassadors International Inc ......................      6,800           100,300
AMC Entertainment Inc. .............................      9,300           195,881
Amcol International Corp. ..........................     39,950           394,506
Amcore Financial Inc. ..............................     45,302         1,036,991
Amerco .............................................     12,600           352,013
America West Holding Corp., Class B ................     65,215         1,108,655
American Annuity Group Inc. ........................     11,993           275,839
American Business Products Inc. ....................     24,412           573,682
American Classic Voyager Co. .......................      9,800           172,725
American Eagle Outfitters Inc. .....................     21,000         1,399,125
American Freightways Corp. .........................     32,700           377,072
American Health Properties Inc. ....................     36,200           746,625
American Heritage Life Investment Corp. ............     25,330           619,002
American HomePatient Inc. ..........................     16,200            29,363
American Homestar Corp. ............................     19,112           286,680
American Italian Pasta Company Class A .............     28,200           743,775
American Management Systems Inc. ...................     65,300         2,612,000
American Med Security Group Inc ....................     13,200           188,925
American Media Inc., Class A .......................     64,100           356,556
American Mobile Satellite Corp. ....................     27,600           144,900
American Oncology Resources Inc. ...................     42,800           623,275
American Retirement Corp ...........................     25,800           404,738
American Skiing Company ............................     22,500           172,969
American Tower Corp., Class A ......................    148,099         4,378,177
Americredit Corp. ..................................     98,000         1,353,625
Amerin Corp. .......................................     36,500           862,312
Ameripath Inc. .....................................     23,600           210,925
Amerisource Health Corp., Class A ..................     33,000         2,145,000


   The accompanying notes are an integral part of these financial statements.

                                    SAI-129

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Ameritrade Holding Corp., Class A .................     17,800      $    560,700
Ameron Inc. .......................................      5,900           218,300
Amerus Life Holdings Inc. .........................     24,919           557,563
Ames Department Stores Inc. .......................     36,200           977,400
Ametek Aerospace Products Inc. ....................     50,200         1,120,087
Amkor Technology Inc ..............................     57,400           620,637
AMLI Residential Properties Trust REIT ............     22,400           498,400
Amphenol Corp., Class A ...........................     24,900           751,669
Amplicon Inc. .....................................      5,800            87,363
Amtran Inc. .......................................      4,400           119,350
Anacomp Inc .......................................     17,600           327,800
Analogic Corp. ....................................      9,600           361,200
Analysts International Corp. ......................     34,161           657,599
Anchor Bancorp Inc. ...............................     26,800           643,200
Anchor Gaming .....................................     11,800           665,225
Andover Bancorp Inc. ..............................      9,800           339,325
Andrx Corp. .......................................     11,200           574,000
Anicom Inc. .......................................     30,400           279,300
Anixter International Inc. ........................     40,000           812,500
Ann Taylor Stores Corp. ...........................     30,500         1,202,844
Answerthink Consulting Group ......................      8,600           231,125
Antec Corp. .......................................     37,250           749,656
Anthracite Capital Inc ............................     31,300           244,531
Apac Teleservices Inc. ............................     31,000           117,219
Apex PC Solutions Inc. ............................      7,900           228,113
Apogee Enterprises Inc. ...........................     41,700           469,125
Applebees International Inc. ......................     39,500           814,687
Applied Graphics Technologies .....................     16,620           274,230
Applied Industrial Technologies Inc. ..............     32,712           453,879
Applied Micro Circuits Corp. ......................     36,300         1,233,066
Applied Power Inc. ................................     60,182         2,271,870
Apria Healthcare Group Inc. .......................     65,000           580,937
Aptargroup Inc. ...................................     48,600         1,363,837
Aqua Alliance Inc., Class A .......................    289,800           597,712
Aquarion Co. ......................................     11,300           463,300
Aquila Gas Pipeline Corp. .........................      7,600            65,075
Arcadia Financial Ltd. ............................     57,000           206,625
Arch Coal Inc. ....................................     28,200           482,925
Arctic Cat Inc. ...................................     30,800           313,775
Area Bancshares Corp. .............................     14,600           383,250
Argonaut Group Inc. ...............................     28,100           688,450
Aris Corp .........................................     11,600           138,475
ARM Fincl Inc, Class A ............................     37,000           820,937
Armco Inc. ........................................    146,100           639,187
Arnold Industries Inc. ............................     32,300           520,838
Arrow International Inc. ..........................     22,500           705,937
Artesyn Technologies Inc ..........................     51,106           715,484
Artisan Components Inc ............................     11,300            60,031
Arvin Industries Inc. .............................     36,100         1,504,919
ASA Holdings Inc. .................................     33,100         1,009,550


   The accompanying notes are an integral part of these financial statements.

                                    SAI-130

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Asarco Inc. .......................................     57,700      $    869,106
Ascent Entertainment Group Inc. ...................     46,583           343,550
Aspec Technology ..................................     22,600            29,663
Aspect Development Inc. ...........................     26,700         1,183,144
Aspect Telecommunications Corp. ...................     80,100         1,381,725
Aspen Technology Inc. .............................     38,700           561,150
Assisted Living Concepts Inc ......................     22,900           300,563
Associated Estates Realty Corp. ...................     26,200           309,488
Associated Group Inc., Class A ....................     44,100         1,896,300
Astec Industries Inc. .............................     11,700           650,812
AT Entertainment Inc. .............................     14,500            97,875
Atlantic Coast Airlines Inc .......................     18,800           470,000
Atlas Air Inc. ....................................     14,800           724,275
ATMI Inc. .........................................     26,200           661,550
Atmos Energy Corp. ................................     47,400         1,528,650
Atwood Oceanics Inc. ..............................     15,700           266,900
Aura Systems Inc. .................................    134,500           134,500
Aurther J. Gallagher & Co. ........................     27,000         1,191,375
Authentic Fitness Corp. ...........................     29,700           542,025
Avado Brands Inc. .................................     41,500           344,969
Avant Corp. .......................................     43,226           691,616
Avatar Holdings Inc. ..............................      8,200           131,200
Aviall Inc. .......................................     28,400           333,700
Aviation Sales Co. ................................     14,200           576,875
Avid Technology Inc. ..............................     36,000           841,500
Aviron ............................................     21,200           548,550
Avis Rent A Car Inc ...............................     42,100         1,018,294
Avondale Industries Inc. ..........................     14,400           417,600
AVT Corp. .........................................     14,300           414,700
Axent Technologies Inc. ...........................     39,100         1,194,994
Axys Pharmaceutical Inc. ..........................     45,500           267,313
Aztar Corp. .......................................     68,200           345,263
BA Merchants Services Inc., Class A ...............     29,900           601,737
Bacou USA Inc. ....................................      7,000           150,500
Baldor Electric Co. ...............................     51,913         1,051,238
Baldwin & Lyons Inc., Class B .....................     17,900           443,025
Ball Corp. ........................................     48,000         2,196,000
Ballard Medical Products ..........................     47,700         1,159,706
Bally Total Fitness Holding Corp. .................     37,000           920,375
Bancfirst Corp. ...................................      6,800           243,950
Bancfirst Ohio Corp ...............................     10,600           321,975
Bancorpsouth Inc. .................................     69,880         1,262,207
Banctec Inc. ......................................     30,682           385,443
Bancwest Corp. New ................................     33,900         1,627,200
Bandag Inc. .......................................     20,300           810,731
Bank of Granite Corp. .............................     17,943           495,675
Bank Plus Corp. ...................................     29,400           128,625
Bankatlantic Bancorp Inc. .........................     57,700           411,113
Banknorth Group Inc. ..............................     23,800           895,475
Bankunited Financial Corp. ........................     18,300           146,400


   The accompanying notes are an integral part of these financial statements.

                                    SAI-131

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Banner Aerospace Inc. .............................     10,700      $    100,981
Banta Corp. .......................................     46,150         1,263,356
Barnes Group Inc. .................................     23,700           690,262
Barnett Banks Inc. ................................     14,200           195,250
Barr Laboratories Inc. ............................     13,725           658,800
Barra Inc. ........................................     17,750           419,344
Barrett Resources Corp. ...........................     49,970         1,199,280
Bassett Furniture Industries Inc. .................     19,562           471,933
Battle Mountain Gold Co. ..........................    360,300         1,486,237
Bay State Gas Co. .................................     21,200           844,025
Bay View Capital Corp. ............................     30,300           657,131
BE Aerospace Inc. .................................     44,300           930,300
BEA Systems Inc. ..................................     81,400           997,150
Bedford Property Investment Inc REIT ..............     36,700           619,312
Belco Oil & Gas Corp. .............................      9,600            53,400
Belden Inc. .......................................     39,000           826,312
Bell & Howell Co. .................................     22,800           862,125
Benchmark Electronics Inc. ........................     16,200           593,325
Benton Oil & Gas Co. ..............................     41,000           123,000
Beringer Wine Estates Holdings Class B ............     28,300         1,264,656
Berkshire Realty Co., Inc. ........................     55,400           526,300
Berlitz International Inc. ........................      3,400            98,600
Berry Petroleum Co. Class A .......................     28,800           408,600
Bethlehem Steel Corp. .............................    203,324         1,702,838
Big Flower Holdings Inc. ..........................     27,600           608,925
Billing Info Concepts Corp. .......................     53,000           583,000
Bindley Western Industries Inc. ...................     25,433         1,252,575
Bio Rad Laboratories Inc., Class A ................     15,700           329,700
Bio Technology General Corp. ......................     75,500           523,781
Biomatrix Inc. ....................................     11,000           640,750
Birmingham Steel Corp. ............................     38,800           162,475
Bisys Group Inc. ..................................     37,800         1,951,425
Black Box Inc. ....................................     27,000         1,022,625
Black Hills Corp. .................................     33,800           891,475
Blair Corp. .......................................     11,500           255,156
Block Drug Co., Inc., Class A .....................     22,538           977,565
Blount International Inc., Class A ................     38,500           960,094
BMC Industries Inc. ...............................     41,000           256,250
Bob Evans Farms Inc. ..............................     65,200         1,699,275
Boise Cascade Office Products Corp. ...............     19,500           263,250
BOK Financial Corp. ...............................      8,281           390,242
Boole & Babbage Inc. ..............................     44,212         1,301,491
Borg Warner Automotive Inc. .......................     33,900         1,892,044
Borg Warner Security Corp. ........................     20,000           375,000
Boron Lepore + Assocs Inc .........................     16,200           558,900
Boston Beer Inc., Class A .........................     23,000           195,500
Bowne & Co., Inc. .................................     57,600         1,029,600
Boyd Gaming Corp. .................................     53,000           175,563
Boykin Lodging Company ............................     25,900           320,513
Bradley Real Estate Inc. ..........................     37,264           763,912


   The accompanying notes are an integral part of these financial statements.

                                    SAI-132

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)      SHARES         VALUE
---------------------------------------------------   --------   ---------------
Brandywine Realty Trust ...........................    52,500     $    938,437
BRC Holdings Inc. .................................    15,800          296,250
BRE Properties Inc. REIT ..........................    69,082        1,709,779
Breed Technologies Inc. ...........................    25,000          204,688
Brenton Banks Inc. ................................    18,411          308,384
Briggs & Stratton Corp. ...........................    36,400        1,815,450
Brightpoint Inc. ..................................    81,948        1,126,785
Broadvision Inc. ..................................    27,600          883,200
Brookdale Living Cmntys Inc .......................    15,000          292,500
Brookline Bancorp Inc .............................    20,000          230,000
Brown Group Inc. ..................................    28,200          495,263
Brush Wellman Inc. ................................    24,700          430,706
Brylane Inc. ......................................     8,800          204,600
BSB Bancorp Inc. ..................................    10,500          345,188
BT Financial Corp. ................................    20,280          555,165
Buckeye Technologies Inc. .........................    37,300          557,169
Buckle Inc. .......................................    10,100          242,400
Budget Group Inc., Class A ........................    44,300          703,262
Buffets Inc. ......................................    70,405          840,460
Building One Services Corp ........................    59,400        1,239,975
Burlington Coat Factory Warehouse Corp. ...........    29,499          481,202
Burlington Industries Inc. ........................    96,100        1,057,100
Burnham Pacific Properties Inc. ...................    51,700          623,631
Burr-Brown Corp. ..................................    38,098          892,922
Bush Boake Allen Inc. .............................     9,500          334,875
Bush Industries Inc., Class A .....................    15,150          188,428
Butler Manufacturing Co. ..........................     8,150          182,356
Bway Corp. ........................................     8,900          134,056
C Cube Microsystems Inc. ..........................    52,500        1,424,062
C H Robinson Worldwide ............................    64,500        1,672,969
C&D Technologies ..................................    19,300          530,750
Cable Design Technologies Corp. ...................    46,475          859,787
Cabot Industrial Trust ............................    29,100          594,731
Cabot Oil & Gas Corp., Class A ....................    35,700          535,500
Cadiz Inc .........................................    50,400          384,300
Cal Dive International Inc ........................     7,900          163,925
Calgon Carbon Corp. ...............................    51,600          387,000
California Microwave Inc. .........................    20,000          187,500
California Water Service Group ....................    18,000          563,625
Calmat Co. ........................................    28,900          892,287
Calpine Corp. .....................................    31,500          795,375
Cambrex Corp. .....................................    36,100          866,400
Camden Property Trust REIT ........................    69,586        1,809,236
Canandaigua Wine Inc., Class A ....................    24,700        1,427,969
Capital Automotive REIT ...........................    30,500          453,688
Capital City Bank Group Inc. ......................     6,950          191,994
Capital Reinsurance Corp. .........................    34,600          694,162
Capital Senior Living Corp ........................    16,700          232,756
Capitol Transamerica Corp. ........................    12,800          239,200
Capstead Mortgage Corp. ...........................    92,825          382,903


   The accompanying notes are an integral part of these financial statements.

                                    SAI-133

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES         VALUE
----------------------------------------------------   --------   ---------------
Caraustar Industries Inc. ..........................    39,200     $  1,119,650
Carbide/Graphite Group Inc. ........................    12,400          182,900
Carbo Ceramics Inc. ................................     5,300           92,750
Carematrix Corp. ...................................    15,400          471,625
Caribiner International Inc. .......................    37,000          337,625
Carmike Cinemas Inc., Class A ......................    11,100          225,469
Carolina First Corp. ...............................    35,000          885,937
Carpenter Technology Corp. .........................    30,100        1,021,519
Carriage Services Inc, Class A .....................    13,400          381,063
Carter Wallace Inc. ................................    34,500          677,062
Casella Waste Systems Inc, Class A .................     9,600          356,400
Casey's General Stores Inc. ........................    82,400        1,073,775
Cash America International Inc. ....................    40,400          613,575
Castle & Cooke Inc. ................................    19,800          292,050
Catalina Marketing Corp. ...........................    28,600        1,955,525
Catalytica Inc. ....................................    74,300        1,337,400
Cathay Bancorp Inc. ................................    10,900          446,900
Cato Corp., Class A ................................    24,700          243,141
Cavalier Homes Inc. ................................    33,000          375,375
CB Richard Ellis Services Inc ......................    21,100          382,438
CBL & Associates Properties Inc. ...................    35,800          924,087
CCA Prison Reality Trust ...........................    34,300          703,150
CCC Information Services Group Inc. ................    36,200          624,450
CD Now Inc .........................................    15,400          277,200
CD Radio Inc .......................................    22,000          753,500
CDI Corp. ..........................................    16,600          335,113
CDW Computer Centers Inc. ..........................    10,800        1,036,125
CEC Entertainment Inc ..............................    28,600          793,650
Cell Genesys Inc. ..................................    37,000          222,000
Cellnet Data Systems ...............................    56,100          280,500
Cellstar Corp. .....................................    52,500          357,656
Cellular Communications International Inc. .........    24,749        1,682,932
Cellullar Communications Prior .....................    17,200          318,200
Centennial Bancorp .................................    23,060          432,375
Centennial Cellular Corp., Class A .................    23,715          972,315
Centennial Healthcare Corp .........................    18,700          289,850
Center Trust Retail Properties Inc .................    40,400          494,900
Centerpoint Properties Corp. .......................    27,900          943,369
Centex Construction Products Inc. ..................    14,500          589,062
Central Garden & Pet Co. ...........................    46,400          667,000
Central Hudson Gas & Electric Corp. ................    26,500        1,185,875
Central Parking Corp. ..............................    17,650          572,522
Century Aluminum Co. ...............................    18,900          178,369
Century Communications Corp., Class A ..............    49,200        1,560,562
Century South Bank Inc. ............................    13,400          373,525
Centurybusiness Services Inc .......................    79,600        1,144,250
Cephalon Inc. ......................................    40,500          364,500
Cerner Corp. .......................................    40,300        1,078,025
CFSB Bancorp Inc ...................................    12,800          312,000
CFW Communications Co. .............................    19,600          458,150


   The accompanying notes are an integral part of these financial statements.

                                    SAI-134

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)           SHARES          VALUE
-------------------------------------------------------   ----------   ---------------
Champion Enterprises Inc. .............................     64,044      $  1,753,204
Championship Auto Racing Team .........................     16,000           474,000
Charles E. Smith Residential REIT .....................     27,400           880,225
Charming Shoppes Inc. .................................    156,600           675,337
Chart Industries Inc. .................................     29,000           221,125
Charter Municipal Mortgage Acceptance Company .........     32,200           390,425
Chartwell Re Corp. ....................................     12,400           294,500
Chase Inds Inc. .......................................     16,300           170,131
Chateau Communities Inc. ..............................     32,900           964,381
Chattem Inc. ..........................................     15,300           732,487
Checkfree Holdings Corp ...............................     62,100         1,451,587
Checkpoint Systems Inc. ...............................     46,400           574,200
Cheesecake Factory ....................................     26,049           772,516
Chelsea GCA Realty Inc. ...............................     24,300           865,687
Chemed Corp. ..........................................     12,900           432,150
Chemfirst Inc. ........................................     29,400           580,650
Chemical Financial Corp. ..............................     21,633           735,522
Chesapeake Corp. ......................................     30,000         1,106,250
Chesapeake Energy Corp. ...............................     88,258            77,226
Chicago Title Corp ....................................     21,500         1,009,156
Childrens Place Retail Stores Inc .....................     19,400           487,425
Chiquita Brands International Inc. ....................     58,700           561,319
Chirex Inc ............................................     16,700           356,963
Chittenden Corp. ......................................     22,833           730,656
Choice Hotels Inc. ....................................     58,900           806,194
Choicepoint Inc .......................................     22,900         1,477,050
CHS Electronics Inc. ..................................     49,799           843,471
Church & Dwight Co., Inc. .............................     28,100         1,009,844
Churchill Downs Inc. ..................................     11,800           387,925
Cilcorp Inc. ..........................................     21,400         1,309,412
Circle International Group Inc. .......................     20,350           417,175
Cirrus Logic Inc. .....................................    103,800         1,018,537
Citation Corp. ........................................     16,500           208,313
Citizens Banking Corp. ................................     38,300         1,292,625
City Holding Co. ......................................     10,100           328,250
Claire's Stores Inc. ..................................     63,825         1,308,412
Clarcor Inc. ..........................................     39,050           781,000
Clarify Inc. ..........................................     34,500           843,094
CLECO Corp ............................................     35,200         1,207,800
Cleveland-Cliffs Inc. .................................     17,400           701,437
Closure Med Corp. .....................................      9,400           280,238
CMAC Investment Corp. .................................     35,600         1,635,375
CMG Information Services Inc. .........................     27,800         2,960,700
CMP Group Inc .........................................     50,800           958,850
CNA Surety Corp. ......................................     24,900           392,175
CNB Bancshares Inc. ...................................     48,544         2,263,364
CNET Inc. .............................................     13,800           756,412
Coach USA Inc. ........................................     37,500         1,300,781
Coachmen Industries Inc. ..............................     26,700           700,875
Coca Cola Bottling Co. ................................      3,500           201,250


   The accompanying notes are an integral part of these financial statements.

                                    SAI-135

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)      SHARES         VALUE
---------------------------------------------------   --------   ---------------
Cognex Corp. ......................................    52,533     $  1,050,660
Coherent Inc. .....................................    35,700          444,019
Cohu Inc. .........................................    14,700          323,400
Coinmach Laundry Corp. ............................    19,200          249,600
Coldwater Creek Inc ...............................    14,600          200,750
Cole National Corp., Class A ......................    21,200          363,050
Coleman Co., Inc. .................................    15,000          136,875
Collins & Aikman Corp. ............................    92,800          475,600
Colonial Gas Co. ..................................    13,850          483,019
Colonial Properties Trust REIT ....................    40,800        1,086,300
Columbia Banking Systems Inc ......................    15,200          281,200
Columbia Laboratories Inc. ........................    34,100          104,431
Columbia Sportswear Co ............................     8,800          148,500
Columbus McKinnon Corp. ...........................    17,400          313,200
Com21 Inc .........................................     9,100          191,100
Comfort Systems USA Inc ...........................    58,000        1,036,750
Commerce Bancorp Inc. .............................    35,715        1,875,037
Commerce Group Inc. ...............................    40,900        1,449,394
Commercial Federal Corp. ..........................    94,275        2,186,002
Commercial Intertech Corp. ........................    19,300          249,694
Commercial Metals Co. .............................    20,933          580,891
Commercial Net Lease Realty Inc. ..................    47,300          626,725
Commnet Cellular Inc ..............................    34,400          421,400
Commonwealth Bancorp Inc. .........................    24,555          382,137
Commonwealth Energy Systems .......................    28,700        1,162,350
Commonwealth Inds Inc .............................    20,000          187,500
Commonwealth Telephone Enterprises ................    14,900          499,150
Commscope Inc .....................................    60,300        1,013,794
Community Bank Systems Inc. .......................    11,400          334,163
Community First Bankshares Inc. ...................    74,000        1,558,625
Community Trust Bancorp Inc. ......................    15,165          356,378
Complete Business Solutions Inc. ..................    20,300          687,662
Compucom Systems Inc. .............................    35,700          124,950
Computer Horizons Corp. ...........................    49,050        1,305,956
Computer Learning Centers Inc. ....................    25,400          169,863
Computer Management Sciences Inc. .................     2,800           48,650
Computer Task Group Inc. ..........................    27,300          740,512
Comstock Resources Inc. ...........................    36,700          112,394
Concentra Managed Care Inc. .......................    73,658          787,220
Concentric Network Corp ...........................    23,800          791,350
Concord Communications Inc ........................    20,300        1,152,025
Cone Mills Corp. ..................................    31,900          179,438
Conmed Corp. ......................................    23,700          782,100
Connecticut Energy Corp. ..........................    15,500          472,750
Conning Corp ......................................    19,700          408,775
Consolidated Cigar Holdings Inc., Class A .........    14,800          261,775
Consolidated Freightways Corp. ....................    32,900          522,288
Consolidated Graphics Inc. ........................    18,500        1,249,906
Consolidated Products Inc. ........................    33,254          685,859
Contifinancial Corp. ..............................    16,500          117,563


   The accompanying notes are an integral part of these financial statements.

                                    SAI-136

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Cooper Cos Inc. ...................................     22,500      $    465,469
Copart Inc. .......................................     14,100           456,488
Corn Products International Inc ...................     56,100         1,704,037
Cornerstone Realty Income Trust Inc. ..............     59,900           628,950
Corporate Express Inc. ............................    164,900           855,419
Corporate Therapeutics Inc. .......................     39,900           528,675
Cort Business Services Corp. ......................     20,500           497,125
Corus Bankshares Inc. .............................     12,100           390,225
Cost Plus Inc. ....................................     14,400           451,800
Cotelligent Group Inc .............................     18,100           385,756
Coulter Pharmaceutical Inc ........................     21,400           642,000
Cousins Properties Inc. REIT ......................     39,500         1,273,875
Covance Inc. ......................................     90,600         2,638,725
Covenant Transport Inc., Class A ..................     13,600           243,100
Coventry Helath Care Inc ..........................     92,100           811,631
Cox Radio Inc., Class A ...........................     14,300           604,175
CPI Corp. .........................................     15,100           400,150
Crawford & Co. ....................................     55,500           856,781
Credence Systems Corp. ............................     33,950           628,075
Credit Acceptance Corp. ...........................     34,800           254,475
Crescent Operating Inc. ...........................     14,100            66,975
Criimi Mae Inc. ...................................     75,200           263,200
Cross Timbers Oil Co. .............................     59,675           447,563
Crossmann Cmntys Inc. .............................     11,000           303,875
Crown America Realty Trust REIT ...................     34,700           268,925
CSG Systems International Inc. ....................     40,200         3,175,800
CSK Auto Corp .....................................     29,400           784,612
CSS Industries Inc. ...............................     10,600           321,313
CTS Corp. .........................................     17,996           782,826
Cubic Corp. .......................................      7,800           146,250
Cullen/Frost Bankers Inc. .........................     41,540         2,279,507
Culp Inc. .........................................     12,600            99,225
Cuno Inc. .........................................     24,400           396,500
Curative Health Services Inc. .....................     20,000           670,000
Curtiss Wright Corp. ..............................      7,500           285,938
CVB Financial Corp. ...............................     15,730           353,925
Cylink Corp. ......................................     26,300            95,338
Cymer Inc. ........................................     41,900           612,787
Cypress Semiconductor Corp. .......................    134,600         1,118,862
Cytyc Corp. .......................................     25,000           643,750
D & N Svgs Financial Corp .........................     13,100           309,488
D.R. Horton Inc. ..................................     54,455         1,252,465
Dain Rauscher Corp ................................     19,500           575,250
Daisytek International Corp. ......................     17,000           323,000
Dal-Tile International Inc. .......................     57,300           594,487
Dallas Semiconductor Corp. ........................     44,100         1,797,075
Dames & Moore Inc. ................................     24,400           314,150
Dan River Inc Georgia Class A .....................     29,500           346,625
Daniel Industries Inc. ............................     21,500           260,688
Data General Corp. ................................     77,500         1,273,906


   The accompanying notes are an integral part of these financial statements.

                                    SAI-137

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)      SHARES         VALUE
---------------------------------------------------   --------   ---------------
Data Processing Corp. .............................     7,900     $    231,075
Data Transmission Network Corp. ...................    14,800          427,350
Datascope Corp. ...................................    20,200          464,600
Datastream Systems Inc. ...........................    24,500          281,750
Dataworks Corp ....................................    16,800          175,350
Dave & Busters Inc. ...............................    19,700          454,331
Davox Corp. .......................................    15,900          121,238
Day Runner Inc. ...................................    10,700          155,150
DBT Online Inc. ...................................    11,500          286,781
Decisionone Holdings Corp. ........................    18,100           85,975
Delco Remy International Inc, Class A .............    32,300          316,944
Delias Inc. .......................................     4,100           51,250
Delphi Financial Group Inc. .......................    23,759        1,245,867
Delta Financial Corp. .............................     7,100           42,156
Deltek Systems Inc. ...............................    13,200          222,750
Deltic Timber Corp. ...............................    18,900          385,088
Dendrite International Inc. .......................    29,800          744,069
Department 56 Inc. ................................    28,300        1,063,019
Detroit Diesel Corp. ..............................    12,900          266,869
Developers Diversified Realty Corp. REIT ..........    89,700        1,592,175
Devon Energy Corp. ................................    34,900        1,070,994
Devry Inc. ........................................    93,600        2,866,500
Dexter Corp. ......................................    36,400        1,144,325
Diagnostic Products Corp. .........................    17,100          532,237
Dialogic Corp. ....................................    15,200          298,775
Diamond Multimedia Systems Inc. ...................    55,000          350,625
Diamond Technology Partners Inc., Class A .........    11,000          210,375
Digi International Inc. ...........................    19,300          214,713
Digital Microwave Corp. ...........................    96,600          661,106
DII Inc. ..........................................    38,100          876,300
Dime Community Bancorp Inc. .......................    18,600          383,625
Dimon Inc. ........................................    69,700          518,394
Dionex Corp. ......................................    34,700        1,270,887
Discount Auto Parts Inc. ..........................    12,900          282,994
Dispatch Management Services Corp .................    14,900           60,531
Documentum Inc. ...................................    19,400        1,036,687
Dollar Thrifty Automotive Grp .....................    37,800          486,675
Donaldson Co., Inc. ...............................    59,700        1,238,775
Donna Karan International Inc. ....................    19,800          150,975
Doral Financial Corp. .............................    48,600        1,075,275
Doubleclick Inc ...................................    22,400        1,020,600
Dover Downs Entertainment Inc. ....................    15,000          180,938
Downey Financial Corp. ............................    32,609          829,491
Dress Barn Inc. ...................................    28,600          434,363
Dreyers Grand Ice Cream Inc. ......................    34,500          521,813
Dril Quip Inc .....................................     9,200          163,300
DSP Communications Inc. ...........................    59,900          917,219
DT Inductries Inc. ................................    15,300          240,975
Duane Reade Inc ...................................    26,600        1,024,100
Ducommun Inc. .....................................    12,650          174,728


   The accompanying notes are an integral part of these financial statements.

                                    SAI-138

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)      SHARES         VALUE
---------------------------------------------------   --------   ---------------
Duff & Phelps Credit Rating Co. ...................     6,400     $    350,800
Dupont Photomasks Inc. ............................     7,300          309,794
Dura Pharmaceuticals Inc. .........................    72,600        1,102,612
DVI Inc. ..........................................    17,100          309,938
Dycom Inds Inc ....................................    18,800        1,073,950
Dynex Capital Inc. ................................    65,400          302,475
E Spire Communications Inc ........................    73,300          467,288
E Trade Group Inc. ................................    56,900        2,661,853
E'Town Corp. ......................................    13,600          644,300
E.W. Blanch Holdings Inc. .........................    20,100          953,494
Eagle Hardware & Garden Inc. ......................    39,600        1,287,000
Eagle USA Airfreight Inc. .........................    12,000          294,000
Earthgrains Co. ...................................    67,000        2,072,812
Earthlink Network Inc .............................    21,700        1,236,900
Earthshell Corp ...................................    41,600          496,600
Eastern Enterprises ...............................    35,200        1,540,000
Eastern Environmental Services Inc. ...............    49,400        1,463,475
Eastern Utilities Associates ......................    32,000          904,000
Eastgroup Pptys Inc REIT ..........................    24,600          453,563
Eaton Vance Corp. .................................    45,300          945,637
Echostar Communications Corp., Class A ............    19,600          948,150
Education Management Corp. ........................    14,500          342,563
Edutrek International Inc, Class A ................     5,300           30,475
Eex Corp. .........................................    63,900          447,300
El Paso Electric Co. ..............................    81,800          715,750
Elcor Chemical Corp. ..............................    20,300          655,944
Elder Beerman Stores Corp .........................    19,800          228,938
Electric Lightware Inc, Class A ...................    12,900          105,619
Electro Rent Corp. ................................    22,700          366,038
Electro Scientific Industries Inc. ................    18,100          820,156
Electroglas Inc. ..................................    29,700          348,975
Electronics for Imaging Inc. ......................    83,200        3,343,600
Emmis Broadcasting Corp., Class A .................    18,400          798,100
Empire District Electric Co. ......................    27,400          678,150
Encore Wire Corp. .................................    21,700          200,725
Energen Corp. .....................................    41,200          803,400
Enesco Group Inc ..................................    25,000          581,250
Engineering Animation Inc .........................    12,000          648,000
Enhance Financial Services Group Inc. .............    38,000        1,140,000
Entertainment Properties Trust REIT ...............    20,900          355,300
Entremed Inc ......................................    15,200          319,200
Envoy Corp. .......................................    33,700        1,963,025
Enzo Biochem Inc. .................................    32,408          334,208
Equitable Resources Inc. ..........................    58,100        1,692,162
Equity Corp. International ........................    32,150          853,984
Equity Inns Inc. ..................................    59,000          567,875
Essex International Inc. ..........................    43,539        1,507,538
Essex Property Trust REIT .........................    22,800          678,300
Esterline Technologies Corp. ......................    27,100          589,425
Etec Systems Inc. .................................    33,100        1,324,000


   The accompanying notes are an integral part of these financial statements.

                                    SAI-139

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES         VALUE
------------------------------------------------------   ---------   ---------------
Ethyl Corp. ..........................................    100,600     $    584,737
Evans & Sutherland Computer Co. ......................     15,500          273,188
Everen Capital Corp. .................................     21,300          484,575
Evergreen Bancorp Inc ................................     14,400          462,600
Excel Industries Inc. ................................     16,300          285,250
Excel Switching Corp .................................      8,100          307,800
Excite Inc. ..........................................     42,000        1,766,625
Executive Risk Inc. ..................................     16,300          895,481
Exide Corp. ..........................................     26,100          424,125
Exodus Communications Inc ............................     20,000        1,285,000
Expeditores International of Washington Inc. .........     38,600        1,621,200
Express Scripts Inc., Class A ........................     52,600        3,530,775
Extended Stay America Inc. ...........................    111,700        1,172,850
F + M Bancorp Maryland ...............................      9,680          317,020
F New Brunswick Corp. ................................     28,110          794,107
F Y I Inc ............................................     17,400          556,800
F&M National Corp. ...................................     34,302        1,026,916
Factset Research Systems Inc. ........................      9,300          574,275
Fairchild Corp., Class A .............................     20,700          326,025
Fairfield Communities Inc. ...........................     69,100          764,419
Family Golf Ctrs Inc. ................................     31,500          622,125
Farmer Brothers Co. ..................................      1,330          284,620
Farmers Capital Bank Corp. ...........................     10,200          382,500
FBL Financial Group Inc., Class A ....................     49,200        1,193,100
Fedders USA Inc. .....................................     49,800          289,463
Federal Agricultural Mortgage Corp Class C ...........      4,300          159,638
Federal Realty Investment Trust REIT .................     62,700        1,481,287
Federal Signal Corp. .................................     70,800        1,938,150
Felcor Lodging Trust Inc. ............................    100,258        2,312,200
Ferro Corp. ..........................................     55,450        1,441,700
Fidelity National Financial Inc. .....................     36,378        1,109,520
Filenet Corp. ........................................     44,800          513,800
Financial Federal Corp. ..............................     13,850          342,788
Fingerhut Cos., Inc. .................................     77,300        1,193,319
Finish Line Inc., Class A ............................     25,700          205,600
Finlay Enterprises Inc ...............................     10,100          102,263
First American Financial Corp. .......................     81,310        2,612,084
First Bancorp Puerto Rico ............................     39,900        1,204,481
First Brands Corp. ...................................     60,700        2,393,856
First Charter Corp. ..................................     25,300          436,425
First Citizens Bancshares Inc. .......................     10,000          900,000
First Commerce Bancshares Inc., Class B ..............     18,600          520,800
First Commonwealth Financial Corp. ...................     34,600          847,700
First Consulting Group ...............................     17,100          350,550
First Federal Capital Corp. ..........................     24,000          393,000
First Financial Bancorp ..............................     45,062        1,303,970
First Financial Bankshares Inc. ......................     15,499          542,465
First Financial Corp. -- Indiana .....................      9,693          478,592
First Financial Holdings Inc. ........................     21,300          404,700
First Industrial Realty Trust Inc. REIT ..............     59,400        1,592,662


   The accompanying notes are an integral part of these financial statements.

                                    SAI-140

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                       SHARES         VALUE
--------------------------------------------------------------------   --------   ---------------
First Industries Corp. .............................................    14,067     $    281,340
First Liberty Financial Corp .......................................    18,400          386,400
First Merchants Corp. ..............................................    15,200          397,100
First Midwest Bancorp Inc. .........................................    39,529        1,504,573
First Republic Bank (San Francisco) ................................    14,300          358,394
First Sentinel Bancorp Incorporated ................................    49,194          399,701
First Sierra Financial Inc .........................................    16,900          207,025
First Source Corp. .................................................    16,491          552,448
First Union Real Estate Equity + Mortgage Investments REIT .........    47,400          278,475
First United Bancshares Inc. .......................................    34,400          610,600
First Washington Bancorp Inc .......................................    17,900          429,600
First Western Bancorp Inc. .........................................    17,450          554,037
Firstcity Financial Corp ...........................................     8,000          103,500
Firstfed Financial Corp. -- Wisconsin ..............................    32,250          576,469
Fisher Scientific International Inc ................................    62,700        1,250,081
Flagstar Bancorp Inc ...............................................     8,600          224,675
Fleming Cos., Inc. .................................................    61,700          640,137
Florida East Coast Industries Inc. .................................    18,300          643,931
Florida Panthers Holdings Inc., Class A ............................    45,500          423,719
Florida Rock Industries Inc. .......................................    21,900          678,900
Flowserve Corp. ....................................................    60,126          995,837
FM BanCorp. Inc. ...................................................    17,019          514,825
Foamex International Inc. ..........................................    22,000          272,250
Foodmaker Inc. .....................................................    54,300        1,197,994
Footstar Inc. ......................................................    38,400          960,000
Forcenergy Inc. ....................................................    21,000           55,125
Foremost Corp. .....................................................    27,400          575,400
Forest City Enterprises Inc. .......................................    22,000          577,500
Forest Oil Corp. ...................................................    53,500          454,750
Forrester Research Inc. ............................................     3,500          153,125
Fossil Inc. ........................................................    12,850          369,438
Foster Wheeler Corp. ...............................................    63,700          840,044
FPIC Insurance Group Inc ...........................................    14,700          702,844
Franchise Finance Corp. ............................................    76,500        1,836,000
Franchise Mortgage Acceptance Company ..............................    16,500          127,875
Franklin Covey Co. .................................................    33,200          556,100
Franklin Electric Co., Inc. ........................................     7,100          479,250
Freds Inc., Class A ................................................    12,400          186,000
Freedom Securities Corp ............................................    19,500          294,938
French Fragrances Inc ..............................................    11,800           85,550
Friede Goldman International Inc ...................................    18,200          207,025
Friedman Billings Ramsey Group .....................................    35,200          228,800
Friedmans Inc., Class A ............................................    18,500          189,625
Fritz Cos., Inc. ...................................................    34,800          376,275
Frontier Financial Corp ............................................     9,900          452,925
Frontier Insurance Group Inc. ......................................    49,866          642,025
Frontier Oil Corp ..................................................    40,400          199,475
FSI International Inc. .............................................    34,500          357,938
Fuisz Technologies Ltd. ............................................    26,700          343,763
Fund American Enterprises Holding, Inc. ............................     8,200        1,148,512


   The accompanying notes are an integral part of these financial statements.

                                    SAI-141

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Furon Co. .........................................     28,600      $    487,988
G&K Services Inc., Class A ........................     29,800         1,586,850
Gables Residential Trust ..........................     41,000           950,687
Gadzooks Inc. .....................................     13,900           107,725
Galey + Lord Inc. .................................     18,500           159,563
Garden Ridge Corp. ................................     23,100           209,344
Gardner Denver Machinery Inc. .....................     20,600           303,850
Gaylord Container Corp., Class A ..................     80,600           493,675
Gaylord Entertainment Co. .........................     31,700           954,962
GBC Bancorp .......................................     22,200           571,650
GC Cos., Inc. .....................................      8,300           345,488
Geltex Pharmaceuticals Inc. .......................     19,900           450,238
Gencorp Inc. ......................................     53,400         1,331,662
General Binding Corp. .............................      9,100           338,975
General Cable Corp. ...............................     57,600         1,180,800
General Chemical Group Inc ........................     14,100           195,638
General Cigar Holdings Inc., Class A ..............      9,112            79,161
General Communication Inc. ........................     56,400           229,125
General Growth Properties Inc. REIT ...............     55,900         2,117,212
General Magic Inc. ................................     45,700           229,928
General Semiconductor Inc .........................     42,600           348,788
Genesco Inc. ......................................     40,700           231,481
Genesis Direct Inc ................................     17,900           139,844
Genesis Health Ventures Inc. ......................     53,100           464,625
Genesys Telecommunications Laboratories ...........     13,900           309,275
Genlyte Group Inc .................................     18,300           343,125
Genovese Drug Stores Inc., Class A ................      5,561           158,489
Genrad Inc. .......................................     45,400           715,050
Gensia Inc. .......................................    124,600           564,594
Gentex Corp. ......................................    111,900         2,238,000
Geon Co. ..........................................     36,600           841,800
Georgia Gulf Corp. ................................     49,400           793,487
Geotel Communications Corp. .......................     29,300         1,091,425
Gerber Scientific Inc. ............................     31,200           742,950
Getchell Gold Corp. ...............................     48,235         1,314,404
Getty Images Inc ..................................     35,600           611,875
Getty Realty Corp .................................     12,318           180,151
Giant Cement Holding Inc. .........................     13,900           344,025
Gibraltor Steel Corp. .............................      9,000           204,750
Gibson Greetings Inc. .............................     24,800           294,500
Gilead Sciences Inc. ..............................     47,700         1,958,681
Gleason Corp. .....................................     13,800           250,125
Glenayre Technologies Inc. ........................     93,500           414,906
Glenborough Realty Trust Inc. REIT ................     49,700         1,012,637
Glimcher Realty Trust REIT ........................     38,300           600,831
Global Directmail Corp. ...........................     26,400           617,100
Global Industrial Technologies Inc. ...............     33,200           354,825
Gold Banc Corp. Inc ...............................     13,100           201,413
Golf Trust America Inc ............................     12,000           333,000
Goodys Family Clothing Inc. .......................     29,000           290,906


   The accompanying notes are an integral part of these financial statements.

                                    SAI-142

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Graco Inc. ........................................     23,200      $    684,400
Grand Casinos Inc. ................................     62,600           504,713
Grand Premier Financial Inc. ......................     25,470           312,008
Granite Construction Inc. .........................     29,425           987,577
Gray Communications Systems Inc ...................      7,350           134,597
Great Atlantic & Pacific Tea Co., Inc. ............     27,400           811,725
Great Lakes REIT Inc. .............................     27,600           432,975
Great Plains Software Inc .........................     12,600           607,950
Greatel Bay Bancorp ...............................     15,000           506,250
Greenbrier Cos., Inc. .............................      8,000           113,000
Greif Brothers Corp., Class A .....................     22,600           659,637
Grey Advertising Inc. .............................        930           338,520
Grey Wolf Inc. ....................................    213,200           173,225
Greyhound Lines Inc. ..............................     96,700           574,156
Griffon Corp. .....................................     46,700           496,188
Group 1 Automotive Inc ............................     20,500           533,000
Group Maintenance America Corp ....................     44,300           537,137
Grubb & Ellis Co. .................................     30,900           249,131
GT Interactive Software Corp. .....................     40,800           204,000
Gtech Holdings Corp. ..............................     64,600         1,655,375
Guarantee Life Cos., Inc. .........................     13,900           257,150
Guess Inc. ........................................      7,900            38,019
Guilford Mills Inc. ...............................     29,425           491,030
Guilford Pharmaceuticals Inc. .....................     25,600           364,800
Guitar Center Inc. ................................     26,600           655,025
Gulf Islands Fabrication Inc ......................     11,400            88,350
Gulfmark Offshore Inc .............................      8,500           133,875
Gymboree Corp. ....................................     35,300           225,038
H S Resources Inc. ................................     23,800           179,988
H T E Inc. ........................................     13,700            68,500
H.B. Fuller Co. ...................................     20,800         1,001,000
Ha Lo Industries Inc. .............................     37,200         1,399,650
Hadco Corp. .......................................     20,900           731,500
Haemonetics Corp. .................................     36,200           823,550
Hagler Bailly Inc .................................     18,200           364,000
Hain Food Group Inc ...............................     21,000           525,000
Halter Marine Group Inc. ..........................     43,500           212,063
Hambrecht & Quist Group Inc. ......................     27,900           632,981
Hamilton Bancorp Inc. (Florida) ...................     12,300           328,256
Hancock Fabrics Inc. ..............................     30,100           252,088
Hancock Holding Co. ...............................     15,115           687,732
Handleman Co. .....................................     49,400           694,687
Hanger Orthopedic Group ...........................     29,300           659,250
Hanna (M.A.) Co. ..................................     69,000           849,562
Hanover Compressor Company ........................     44,600         1,145,662
Hanover Direct Inc. ...............................    182,700           628,031
Harbinger Corp. ...................................     48,875           391,000
Harbor Florida Bancshares Inc .....................     22,566           252,457
Hardinge Brothers Inc. ............................     16,100           296,844
Harken Energy Corp. ...............................    200,000           387,500


   The accompanying notes are an integral part of these financial statements.

                                    SAI-143

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)      SHARES         VALUE
---------------------------------------------------   --------   ---------------
Harleysville Group Inc. ...........................    17,100     $    441,394
Harleysville National Corp. .......................    10,661          415,779
Harman International Industries Inc. ..............    27,715        1,056,634
Harmon Industries Inc. ............................    17,700          408,206
Harris Financial Inc. .............................    12,300          167,588
Hartmarx Corp. ....................................    45,600          256,500
Harveys Casino Resorts ............................     9,200          254,725
Haven Bancorp .....................................    13,900          208,500
Haverty Furniture Cos., Inc. ......................    12,800          268,800
Hawaiian Electric Industries Inc. .................    50,000        2,012,500
Hayes Lemmerz International Inc. ..................    28,200          851,287
HCC Insurance Holdings Inc. .......................    59,500        1,048,687
Headlands Mortgage Company ........................    30,900          646,969
Health Care Property Investors Inc. REIT ..........    48,600        1,494,450
Health Care Inc. REIT .............................    45,000        1,164,375
Healthcare Financial Partners Inc .................    19,100          761,612
Healthcare Realty Trust REIT ......................    62,490        1,394,308
Healthplan Services Corp. .........................    14,196          163,254
Heartland Express Inc. ............................    28,235          494,113
Hecla Mining Co. ..................................    83,100          301,238
Heico Corp ........................................     9,100          287,219
Heilig Meyers Co. .................................    96,500          645,344
Helix Technology Corp. ............................    31,400          408,200
Helmerich & Payne Inc. ............................    78,900        1,528,687
Henry Schein Inc. .................................    38,600        1,727,350
Herbalife International Inc, Class A ..............    17,899          255,061
Heska Corp ........................................    27,400          121,588
Hexcel Corp. ......................................    21,000          175,875
Highlands Insurance Group .........................    20,300          265,169
Hilb Rogal & Hamilton Co. .........................    18,300          363,713
HMT Technology Corp. ..............................    59,600          763,625
HNC Software Inc. .................................    40,500        1,637,719
Hollinger International Inc., Class A .............    61,700          859,944
Holly Corp. .......................................     8,300          140,063
Hollywood Entertainment Corp. .....................    45,600        1,242,600
Hollywood Park Inc. ...............................    30,200          251,038
Hologic Inc. ......................................    20,200          244,925
Holophane Corp. ...................................    16,800          431,550
Home Propreties New York Inc REIT .................    27,100          697,825
Homebase Inc. .....................................    57,100          364,013
Homestead Village Properties Inc. .................    25,700          115,650
Hooper Holmes Inc. ................................    22,000          638,000
Horizon Bancorp Inc ...............................    12,200          401,075
Horizon Offshore Inc ..............................    29,000          159,500
Hospitality Properties Trust REIT .................    57,200        1,379,950
Host Marriott Services Corp. ......................    44,900          465,838
Houghton Mifflin Co. ..............................    38,000        1,795,500
Houston Exploration Company .......................    12,000          238,500
HSB Group Inc. ....................................    45,850        1,882,716
Hubco Inc. ........................................    62,943        1,896,158


   The accompanying notes are an integral part of these financial statements.

                                    SAI-144

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                  SHARES          VALUE
--------------------------------------------------------------   ----------   ---------------
Hughes Supply Inc. ...........................................     35,350      $  1,033,987
Human Genome Sciences Inc. ...................................     35,100         1,248,244
Hunt Corp. ...................................................     13,400           142,375
Hussmann International Inc ...................................     79,800         1,546,125
Hutchinson Technology Inc. ...................................     30,900         1,100,812
Hvide Marine Inc., Class A ...................................     20,500           102,500
Hypercom Corp. ...............................................     16,600           163,925
Hyperion Solutions Corp ......................................     47,110           847,980
ICG Communications Inc. ......................................     72,100         1,550,150
Icon Cmt Corp ................................................     10,200           163,200
ICOS Corp. ...................................................     55,600         1,654,100
Idacorp Inc ..................................................     58,600         2,120,587
IDEC Pharmaceuticals Corp. ...................................     27,800         1,306,600
Idex Corp. ...................................................     45,925         1,125,162
IDEXX Laboratories Inc. ......................................     55,600         1,495,987
IDT Corp. ....................................................     24,900           382,838
IDX Systems Corp. ............................................     14,800           651,200
Igen Inc. ....................................................     16,100           493,063
IHOP Corp. ...................................................     14,500           579,094
Imation Corp. ................................................     63,600         1,113,000
IMC Mortgage Co. .............................................     45,000            12,656
Imclone Systems Inc. .........................................     38,300           347,094
Imco Recycling Inc. ..........................................     23,400           361,238
Immune Response Corp. ........................................     35,000           380,625
Impac Mortgage Holdings Inc ..................................     34,050           155,353
Impath Inc ...................................................     13,300           352,450
Imperial Bancorp .............................................     50,833           845,099
Imperial Credit Commercial Mortgage Investment Corp. .........     56,300           527,812
Imperial Credit Industries Inc. ..............................     44,872           375,803
Imperial Holly Corp. .........................................     21,800           177,125
Imrglobal Corp. ..............................................     18,250           537,234
Inacom Corp. .................................................     22,400           333,200
Incyte Pharmacuticals Inc. ...................................     36,900         1,379,137
Independence Community Bank Corp .............................    118,700         1,891,781
Independent Bank Corp (Mass) .................................     18,900           328,388
Indiana Energy Inc. ..........................................     47,166         1,161,463
Indus International Inc. .....................................     48,900           342,300
Industri Matematik International Corp. .......................     40,300           201,500
Information Resources Inc. Callable ..........................     46,800           476,775
Informix Corp. ...............................................    245,200         2,421,350
Infoseek Corp. ...............................................     37,900         1,871,312
Infousa Inc., Class B ........................................     42,200           221,550
Ingles Markets Inc. ..........................................     14,600           159,688
Inhale Therapeutic Systems ...................................     24,600           811,800
Inland Steel Industries Inc. .................................     34,088           575,235
Innkeepers USA Trust .........................................     52,200           616,612
Innovex Inc. .................................................     23,100           316,903
Inprise Corp .................................................     73,100           402,050
Input/Output Inc. ............................................     62,700           458,494
Insight Enterprises Inc. .....................................     20,199         1,027,624


   The accompanying notes are an integral part of these financial statements.

                                    SAI-145

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Insignia Financial Group Inc. New .................     24,599      $    298,263
Insituform Technologies Inc., Class A .............     31,100           450,950
Inspire Insurance Solutions Inc ...................     16,600           305,025
Integrated Device Technology ......................    131,100           802,987
Integrated Process Equipment Corp. ................     26,900           289,175
Integrated Systems Inc., Class A ..................     27,700           413,769
Intelligroup Inc ..................................      6,200           110,825
Inter-Tel Inc. ....................................     32,200           752,675
Interdigital Communications Corp. .................     81,100           370,019
Interface Inc., Class A ...........................     73,200           679,387
Intergraph Corp. ..................................     64,300           369,725
Intergrated Electrical Services ...................     28,200           627,450
Interim Services Inc. .............................     74,200         1,734,425
Intermet Corp. ....................................     28,500           372,281
International Bancshares Corp .....................     17,100           865,687
International Multifoods Corp. ....................     27,500           709,844
International Network Services ....................     30,800         2,048,200
International Rectifier Corp. .....................     80,600           785,850
International Speedway Corp .......................     30,000         1,215,000
International Telecomm Systems Inc ................     18,400           271,400
Interpool Inc. ....................................     20,950           350,913
Interwest Bancorp Inc. ............................     33,000           730,125
Invacare Corp. ....................................     36,700           880,800
Investment Technology Group Inc. ..................      6,300           390,994
Investors Financial Services Corp. ................     10,500           626,062
Ionics Inc. .......................................     25,700           769,394
IRI International Corp ............................     25,500           102,000
Iron Inc. .........................................     27,500           991,719
IRT Property Co. REIT .............................     49,000           490,000
Irvine Apartment Communities Inc. .................     29,300           933,937
Irwin Financial Corp. .............................     18,200           494,813
Isaac Fair & Co., Inc. ............................     15,700           725,144
Isis Pharmaceuticals Inc. .........................     42,300           547,256
ISS Group Inc. ....................................      7,300           401,500
ITC Deltacom ......................................     80,300         1,224,575
Iteq Inc ..........................................     21,900            46,538
ITI Technologies Inc. .............................     13,000           403,000
Itron Inc. ........................................     18,200           130,813
ITT Educational Services Inc. .....................     27,500           935,000
Ivax Corp. ........................................    150,000         1,865,625
Ivex Packaging Corp ...............................     28,300           657,975
IXC Communications Inc. ...........................     42,100         1,415,612
J. B. Hunt Transport Services Inc. ................     34,700           798,100
J.M. Smucker Co. Class A ..........................     40,800         1,009,800
Jabil Circuit Inc. ................................     32,600         2,432,775
Jack Henry & Associates Inc. ......................     19,550           972,612
Jacobs Engineering Group Inc. .....................     33,900         1,381,425
JDA Software Group Inc. ...........................     31,350           303,703
JDN Realty Corp. REIT .............................     50,100         1,080,281
Jeffbanks Inc .....................................     14,232           281,082


   The accompanying notes are an integral part of these financial statements.

                                    SAI-146

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Jefferies Group Inc. ..............................     21,500      $  1,066,937
Jefferson Savings Bancorp Inc. ....................     12,800           168,000
JLG Industries Inc. ...............................     63,100           985,937
JLK Direct Distribution Inc, Class A ..............      7,200            73,350
Jo Ann Stores Inc., Class A .......................     25,450           410,381
John Harland Co. ..................................     48,500           766,906
John Nuveen & Co., Inc., Class A ..................      9,700           360,113
John Wiley & Sons Inc., Class A ...................     40,400         1,951,825
Jones Intercable Inc., Class A ....................     22,300           794,437
Jones Pharma Inc ..................................     36,100         1,317,650
Jostens Inc. ......................................     55,300         1,448,169
Journal Register Co. ..............................     17,400           261,000
JP Realty Inc. REIT ...............................     20,800           408,200
JSB Financial Inc. ................................     12,600           685,125
Juno Lighting Inc. ................................     28,200           659,175
Just For Feet Inc. ................................     37,050           643,744
Justin Industries Inc. ............................     27,850           365,531
K & G Mens Center Inc. ............................      9,100            80,763
K V Pharmaceutical Co. ............................     20,550           425,128
K2 Inc. ...........................................     17,783           183,387
Kaiser Aluminum Corp. .............................     43,900           214,013
Kaman Corp., Class A ..............................     37,300           599,131
Kansas City Life Insurance Co. ....................      5,500           449,625
Kaufman & Broad Home Corp. ........................     62,400         1,794,000
Kaydon Corp. ......................................     50,300         2,015,144
KCS Energy Inc. ...................................     37,000           113,313
Kelley Oil & Gas Corp. ............................    189,900           112,753
Kellstrom Inds Inc ................................     18,400           529,000
Kellwood Co. ......................................     33,800           845,000
KEMET Corp. .......................................     59,700           671,625
Kendle International Inc ..........................     12,300           287,513
Kenneth Cole Productions Inc., Class A ............     10,900           204,375
Kent Electronics Corp. ............................     43,700           557,175
Key Energy Group Inc. .............................     27,700           129,844
Keystone Automotive Inds Inc ......................     24,300           508,781
Kilroy Realty Corp. REIT ..........................     43,300           995,900
Kimball International Inc., Class B ...............     55,800         1,060,200
Kirby Corp. .......................................     32,700           651,956
Kitty Hawk Inc. ...................................     26,500           291,500
Knight Transportation Inc. ........................     11,100           296,231
Knoll Inc. ........................................     21,900           648,787
Koger Equity Inc. .................................     39,100           672,031
Komag Inc. ........................................     83,600           867,350
Kopin Corp. .......................................     16,200           340,200
Kroll O Gara Company ..............................     14,400           567,900
Kronos Inc. .......................................     12,950           573,847
Kuhlman Corp. .....................................     26,400           999,900
Kulicke & Soffa Industries Inc. ...................     36,500           647,875
L 3 Communications Holding Corp ...................      8,000           372,500
L.S. Starrett Co. .................................     10,800           370,575


   The accompanying notes are an integral part of these financial statements.

                                    SAI-147

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)      SHARES         VALUE
---------------------------------------------------   --------   ---------------
Labone Inc. .......................................     3,300     $     42,900
Labor Ready Inc ...................................    36,049          709,715
Laboratory Corp. America Holdings .................    68,500           94,188
Laclede Gas Co. ...................................    28,300          757,025
Ladish Inc ........................................    20,500          171,688
Lam Research Corp. ................................    60,600        1,079,437
Lance Inc. ........................................    35,600          709,775
Land's End Inc. ...................................    21,900          589,931
Landamerica Financial Group Inc ...................    23,900        1,333,919
Landauer Inc. .....................................    11,900          385,263
Landry's Seafood Restaurants Inc. .................    39,100          293,250
Landstar Systems Inc. .............................    16,300          664,225
Lasalle Hotel Pptys REIT ..........................    17,800          184,675
Lasalle Partners Inc ..............................    26,000          765,375
Laser Mortgage Management Inc REIT ................    29,000          157,688
Lason Holdings Inc ................................    18,900        1,099,744
Lattice Semiconductor Corp. .......................    34,900        1,602,128
Lawson Products Inc. ..............................     9,500          218,500
Lawter International Inc. .........................    40,900          475,463
Lazy Boy Chair Co. ................................    83,100        1,480,219
LCC International Inc .............................    22,400           84,000
Learning Tree International Inc. ..................    16,500          149,531
LeaRonal Inc. .....................................    14,150          479,331
Leasing Solutions Inc .............................     8,100           32,906
Lee Enterprises Inc. ..............................    69,400        2,186,100
Legato Systems Inc. ...............................    58,600        3,863,937
Level One Communications Inc. .....................    55,774        1,979,977
Lexington Corporate Property Trust REIT ...........    25,900          325,369
Libbey Inc. .......................................    27,000          781,312
Liberty Corp. .....................................    17,200          847,100
Life Technologies Inc. ............................    15,800          614,225
Life USA Holding Inc. .............................    31,000          399,125
Lifecore Biomedical Inc. ..........................    16,200          166,050
Ligand Pharmaceuticals Inc., Class B ..............    62,835          730,457
Lilly Industries Inc., Class A ....................    36,588          729,473
Lincoln Electric Holdings Inc .....................    75,400        1,677,650
Lindsay Manufacturing Co. .........................    20,612          305,315
Linens N Things Inc. ..............................    60,600        2,401,275
Liposome Co., Inc. ................................    59,800          923,162
Littelfuse Inc. ...................................    30,000          577,500
LNR Property Corp. REIT ...........................    41,600          829,400
Local Financial Corp ..............................    30,300          272,700
Lodgian Inc. ......................................    27,400          133,575
LoJack Corp. ......................................    28,200          334,875
Lone Star Industries Inc. .........................    28,600        1,052,837
Lone Star Steakhouse + Saloon Inc. ................    59,000          542,062
Lone Star Technologies Inc. .......................    35,200          356,400
Long Beach Financial Corp. ........................    32,900          246,750
Longs Drug Stores Corp. ...........................    47,500        1,781,250
Longview Fibre Co. ................................    80,900          935,406


   The accompanying notes are an integral part of these financial statements.

                                    SAI-148

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Louis Dreyfus Natural Gas Holdings Corp. ..........     29,308      $    417,639
LTC Healthcare Incorporated .......................      1,909             5,011
LTC Properties REIT ...............................     44,700           743,137
LTV Corp. .........................................    156,200           907,912
Luby's Cafeterias Inc. ............................     37,800           583,537
Lufkin Industries Inc. ............................     10,200           188,700
Lycos Inc. ........................................     66,724         3,707,352
Lydall Inc. .......................................     24,500           290,938
M.D.C. Holdings, Inc. .............................     29,700           634,837
M.S. Carriers Inc. ................................     13,700           451,244
MacDermid Inc. ....................................     22,400           876,400
Macerich Co. REIT .................................     45,900         1,176,187
Macrochem Corp ....................................     28,300           238,781
Macromedia Inc. ...................................     53,600         1,805,650
Madison Gas & Electric Co. ........................     26,050           592,637
MAF Bancorp Inc. ..................................     34,531           915,071
Magellan Health Services, Inc. ....................     47,700           399,488
MagneTek Inc. .....................................     44,200           511,063
Mahoning National Bancorp Inc .....................      9,900           306,900
Mail Well Holdings Inc. ...........................     61,500           703,406
Mainstreet Bankgroup Inc. .........................     22,100         1,026,269
Manhattan Assocs Inc ..............................      5,600           152,600
Manitowoc Co., Inc. ...............................     27,025         1,199,234
Manufactured Home Communities Inc. REIT ...........     33,600           842,100
Manugistics Group Inc. ............................     29,400           367,500
Mapics Inc. .......................................     22,800           376,200
Marcus Corp. ......................................     35,462           576,257
Marine Drilling Cos., Inc. ........................     81,900           629,606
Mariner Post Acute Network Inc ....................    111,139           507,072
Mark IV Industries Inc. ...........................     85,200         1,107,600
Markel Corp. ......................................      6,440         1,165,640
Marshall Industries ...............................     26,800           656,600
Marval Enterprises Inc. ...........................     18,700           115,706
MascoTech Inc. ....................................     57,000           976,125
Mastec Inc. .......................................     19,449           408,429
Mastech Corp. .....................................     30,800           881,650
Mathews International Corp., Class A ..............     25,100           790,650
Maverick Tube Corp. ...............................     28,800           160,200
Maxim Group Inc. ..................................     30,800           739,200
Maximus Inc .......................................     12,900           477,300
MAXXAM Inc. .......................................      6,000           344,250
Maxxim Medical Inc. ...............................     23,000           684,250
McClatchy Newspapers Inc., Class A ................     35,550         1,257,581
McGrath RentCorp ..................................     10,800           237,600
McWhorter Technologies Inc. .......................     13,200           301,950
MDU Resources Group Inc. ..........................     82,550         2,172,097
Meadowbrook Insurance Group Inc. ..................      7,900           129,856
Meadowcraft Inc ...................................      5,500            61,531
Medallion Financial Corp ..........................     16,900           241,881
Medaphis Corp. ....................................    118,700           389,484


   The accompanying notes are an integral part of these financial statements.

                                    SAI-149

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Media Arts Group Inc ..............................      7,100      $     99,844
Media General Inc., Class A .......................     36,600         1,939,800
Medical Assurance Inc. ............................     37,001         1,223,336
Medical Manager Corp. .............................     16,300           511,413
Medicis Pharmaceutical Corp., Class A .............     28,900         1,723,162
Medimmune Inc. ....................................     36,900         3,669,244
Medquist Inc. .....................................     36,100         1,425,950
Memberworks Inc. ..................................     20,100           592,950
MEMC Electronic Materials Inc. ....................     31,100           264,350
Men's Wearhouse Inc. ..............................     32,424         1,029,462
Mentor Corp. ......................................     35,700           836,719
Mentor Graphics Corp. .............................     96,900           823,650
Merchants New York Bancorp Inc. ...................     11,800           427,013
Mercury Interactive Corp. .........................     24,400         1,543,300
Meridian Industrial Trust Inc. REIT ...............     49,600         1,165,600
Meridian Resource Corp. ...........................     65,348           208,297
Merisel Inc. ......................................    121,000           287,375
Meristar Hospitality Corp .........................     72,593         1,347,508
Merrill Corp. .....................................     21,900           422,944
Merry Land Properties Incorporated REIT ...........      1,480             5,365
Mesa Air Group Inc. ...............................     38,100           297,656
Mesaba Holdings Inc. ..............................     19,800           408,375
Meta Group Inc ....................................     12,900           383,775
Metal Management Inc ..............................     43,400           151,900
Metals USA Inc ....................................     44,400           432,900
Metamor Worldwide Inc .............................     45,200         1,130,000
Methode Electronics Inc., Class A .................     55,600           868,750
Metris Cos Inc. ...................................     30,151         1,516,972
Metro Information Services Inc. ...................     10,000           300,000
Metro Networks Inc. ...............................     11,200           477,400
Metrocall Inc. ....................................     39,300           171,938
Metromedia Fiber Network Inc, Class A .............     39,600         1,326,600
Metromedia Inter. Group Inc. ......................     77,284           420,232
Mettler Toledo International Inc ..................     60,000         1,683,750
Metzler Group Inc. ................................     26,599         1,295,039
MGC Communications Inc ............................      5,100            35,700
MGI Properties REIT ...............................     22,200           620,212
Michael Foods Inc .................................     20,600           618,000
Michael's Stores Inc. .............................     40,500           732,797
Michigan Finance Corp. ............................      4,400           149,600
Micrel Inc. .......................................     21,000         1,155,000
Micro Warehouse Inc. ..............................     54,500         1,842,781
MicroAge Inc. .....................................     31,600           485,850
Microchip Technology Inc. .........................     80,400         2,974,800
Micromuse Inc .....................................     15,500           302,250
Micron Electronics Inc. ...........................     54,500           943,531
Micros Systems Inc. ...............................     25,800           848,175
Mid Atlantic Medical Services Inc. ................     69,600           682,950
Mid-America Apartment Communities Inc. ............     30,200           685,162
Mid-America Bancorp ...............................     12,596           341,667


   The accompanying notes are an integral part of these financial statements.

                                    SAI-150

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)         SHARES         VALUE
------------------------------------------------------   --------   ---------------
Midas Inc ............................................    26,400     $    821,700
Midland Co. ..........................................     6,200          149,575
Midway Games Inc. ....................................    42,269          464,959
Midwest Express Holdings Inc. ........................    22,000          578,875
Mikasa Inc. ..........................................    13,000          165,750
Milacron Inc. ........................................    59,400        1,143,450
Millennium Pharmaceuticals ...........................    51,200        1,324,800
Miller Industries Inc. ...............................    59,750          268,875
Mills Co. ............................................    23,700          471,038
Mindspring Enterprises Inc ...........................    24,500        1,496,031
Mine Safety Appliances Co. ...........................     5,500          390,500
Minerals Technologies Inc. ...........................    30,600        1,252,687
Minimed Inc. .........................................    11,700        1,225,575
Minnesota Power & Light Co. ..........................    56,100        2,468,400
Miravant Medical Technologies ........................    12,350          159,006
Mississippi Chemical Corp. ...........................    41,152          576,128
Mississippi Valley Bankshares Inc. ...................     9,800          330,750
Mitchell Energy & Development Corp., Class A .........    31,600          361,425
MMC Networks Inc .....................................    48,400          641,300
MMI Cos., Inc. .......................................    24,300          407,025
Mobius Management Systems Inc ........................     4,700           69,913
Modine Manufacturing Co. .............................    34,700        1,257,875
Monaco Coach Corp ....................................    19,550          518,075
Moog Inc .............................................    10,700          418,638
Morgan Keegan Inc. ...................................    42,826          805,664
Morrison Knudsen Corp. ...............................    52,100          507,975
Motivepower Inds Inc .................................    28,000          901,250
Movado Group Inc .....................................    13,000          346,125
MRV Communications Inc. ..............................    35,900          222,131
MTI Technology Corp ..................................    38,600          173,700
MTS Systems Corp. ....................................    29,100          392,850
Mueller Industries Inc. ..............................    56,500        1,147,656
Musicland Stores Corp. ...............................    57,300          855,919
Myers Industries Inc. ................................    29,251          839,138
N2K Inc ..............................................    17,200          224,675
NAC Reinsurance Corp. ................................    23,600        1,107,725
NACCO Industries Inc., Class A .......................    10,100          929,200
National Bancorp of Alaska Inc. ......................    24,000          810,000
National City Bancorporation .........................     8,800          231,000
National City Bancshares Inc. ........................    19,117          713,303
National Computer Systems Inc. .......................    43,500        1,609,500
National Data Corp. ..................................    52,700        2,565,831
National Golf Properties Inc. REIT ...................    19,600          567,175
National Health Investors Inc. .......................    35,200          869,000
National Healthcare Corp .............................    11,300          175,150
National Instruments Corp. ...........................    23,350          796,819
National Penn Bancshares Inc. ........................    21,361          582,087
National Presto Industries Inc. ......................    10,500          447,563
National Processing Inc. .............................    11,300           62,150
National R V Holdings Inc ............................    15,399          396,524


   The accompanying notes are an integral part of these financial statements.

                                    SAI-151

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
National Steel Corp., Class B .....................     33,200      $    236,550
National Western Life Insurance Co. ...............      2,900           340,750
Nationwide Health Properties Inc. .................     68,100         1,468,406
Natural Microsystems Corp. ........................     15,200           110,675
Nature's Sunshine Products Inc. ...................     22,679           345,855
Nautica Enterprises Inc. ..........................     51,900           778,500
NBT Bancorp Inc. ..................................     18,887           441,484
NBTY Inc. .........................................     83,100           592,087
NCH Corp. .........................................      3,200           190,400
NCI Building Systems Inc. .........................     27,900           784,687
NCO Group Inc. ....................................     13,350           600,750
NCS Healthcare Inc., Class A ......................     22,300           529,625
Neomagic Corp. ....................................     30,700           679,237
Network Appliance Inc. ............................     95,200         4,284,000
Network Equipment Technologies Inc. ...............     32,200           332,063
Network Solutions Inc, Class A ....................      6,100           798,337
Neurogen Corp. ....................................     17,500           306,250
Nevada Power Co. ..................................     79,900         2,077,400
New England Business Service Inc. .................     20,300           794,237
New Era Of Networks Inc ...........................      3,000           132,000
New Jersey Resources Corp. ........................     27,900         1,102,050
New Plan Excel Realty Trust Inc. REIT .............    133,100         2,953,156
Newfield Exploration Co. ..........................     55,900         1,166,912
Newpark Resources Inc. ............................    110,460           752,509
Newport News Shipbuilding Inc. ....................     55,200         1,845,750
Nexstar Pharmaceuticals Inc. ......................     43,100           398,675
NFO Worldwide Inc. ................................     27,450           315,675
Nichols Research Corp. ............................     17,400           363,225
Nine West Group Inc. ..............................     39,000           606,937
NL Industries Inc. ................................     34,100           483,794
Nordson Corp. .....................................     21,600         1,109,700
Norrell Corp. .....................................     26,200           386,450
Norstan Inc .......................................     13,600           241,400
Nortek Inc. .......................................     14,200           392,275
North Carolina Natural Gas Corp. ..................     15,775           523,533
North Face Inc. ...................................     18,800           244,400
North Pittsburgh Systems Inc. .....................     23,500           314,313
Northwest Bancorp Inc (Pa) ........................     22,500           219,375
Northwest Natural Gas Co. .........................     38,750         1,002,656
Northwestern Corp .................................     36,700           970,256
Nova Corp. ........................................    108,148         3,751,384
Novacare Employee Services Inc ....................     40,400           217,150
Novacare Inc. .....................................     94,500           236,250
Novellus Systems Inc. .............................     53,500         2,648,250
Novoste Corp ......................................     12,400           351,850
NPC International Inc. ............................     13,300           160,431
NS Group Inc. .....................................     31,700           140,669
NTL Inc. ..........................................     64,733         3,653,369
Nuevo Energy Co. ..................................     29,900           343,850
NUI Corp. .........................................     19,800           530,887


   The accompanying notes are an integral part of these financial statements.

                                    SAI-152

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
NVR Inc. ..........................................     14,400      $    686,700
NYMAGIC Inc. ......................................      5,900           122,425
O'Reilly Automotive Inc. ..........................     21,400         1,011,150
Oak Industries Inc. ...............................     27,560           964,600
Oak Technology ....................................     53,300           186,550
Oakley Inc. .......................................     46,900           442,619
Oakwood Homes Corp. ...............................     73,000         1,108,687
Objective Systems Integrators Inc. ................     19,700            91,113
Ocean Financial Corp. .............................     19,400           322,525
Oceaneering International Inc. ....................     34,000           510,000
Octel Corp ........................................     22,000           305,250
Ocular Sciences Inc ...............................     14,500           387,875
Ocwen Asset Investment Corp. ......................     26,300           126,569
OEA Inc. ..........................................     25,000           295,313
Oec Medical Systems Inc. ..........................     19,900           625,606
Offshore Logistics Inc. ...........................     32,400           384,750
Old National Bancorp ..............................     42,764         2,384,093
Olsten Corp. ......................................    107,900           795,762
OM Group Inc. .....................................     37,050         1,352,325
Omega Financial Corp. .............................     13,500           408,375
Omega Healthcare Investors Inc. ...................     31,609           954,197
Omega Protein Corp. ...............................     12,500           126,563
Omni Energy Services Corp. ........................      5,400            22,950
Omniamerica Inc ...................................      9,500           304,000
Omnipoint Corp. ...................................     47,900           446,069
Omniquip International Inc. .......................     15,800           237,000
On Assignment Inc. ................................     17,100           589,950
On Command Corp ...................................     15,200           137,750
One Valley Bancorp Inc. ...........................     54,175         1,781,003
Oneida Ltd. .......................................     21,775           322,542
Oneok Inc. ........................................     49,300         1,780,962
Onsale Inc ........................................      5,400           216,338
Open Market Inc. ..................................     35,500           414,906
Optical Cable Corp. ...............................      3,700            44,863
Orange & Rockland Utilities Inc. ..................     21,200         1,208,400
Oregon Steel Mills Inc. ...........................     33,200           394,250
Organogenesis Inc. ................................     46,302           520,898
Oriental Financial Group Inc. .....................     17,433           545,871
Orthodontic Centres of America Inc. ...............     56,800         1,104,050
Oshkosh B Gosh Inc., Class A ......................     19,200           387,600
OSullivan Industries Inc. .........................     24,200           254,100
Otter Tail Power Co. ..............................     18,500           737,687
Overseas Shipholding Group Inc. ...................     43,900           705,144
Owens & Minor Inc. ................................     31,000           488,250
Oxford Health Plans Inc. ..........................    125,700         1,869,787
Oxford Industries Inc. ............................     10,500           296,625
P Common Inc. .....................................     68,100           271,336
P.H. Glatfelter Co. ...............................     39,900           493,763
Pacific Gateway Exchange Inc. .....................     13,400           644,037
Pacific Gulf Properties Inc. REIT .................     27,400           549,712


   The accompanying notes are an integral part of these financial statements.

                                    SAI-153

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Pacific Sunwear California ........................     31,748      $    519,874
Pagemart Wireless Inc., Class A ...................     54,000           300,375
Pairgain Technologies Inc. ........................    110,800           851,775
Palm Harbor Homes Inc. ............................     30,521           768,748
Pan Pacific Retail Properties Inc REIT ............     15,500           309,031
Panavision Inc ....................................      3,255            40,281
Papa John's International Inc. ....................     31,975         1,410,897
Parexel International Corp. .......................     38,800           970,000
Park Electrochemical Corp. ........................     14,200           406,475
Park National Corp. ...............................     12,900         1,328,700
Parker Drilling Co. ...............................     93,600           298,350
Parkervision Inc. .................................      9,300           218,550
Parkway Properties Inc REIT .......................     16,500           515,625
Party City Corp ...................................     14,600           210,788
PathoGenesis Corp. ................................     25,600         1,484,800
Patterson Dental Co. ..............................     34,175         1,486,612
Patterson Energy Inc. .............................     46,300           188,094
PAXAR Corp. .......................................     54,493           487,031
Paxson Communications Corp. .......................     28,500           261,844
Paymentech Inc. ...................................     23,700           438,450
PBOC Holdings Inc .................................     19,900           203,975
PEC Israel Economic Corp. .........................      8,000           230,000
Pediatrix Medical Group ...........................     23,900         1,432,506
Pegasus Communications Corp Class A ...............     13,100           328,319
Pegasus Systems Inc ...............................     16,400           590,400
Pegasystems Inc. ..................................      9,600            39,900
Penford Corp ......................................     10,500           168,000
Penn Treaty American Corp. ........................      8,600           231,663
Penn Virginia Corp. ...............................      9,800           180,075
PennCorp Financial Group Inc. .....................     38,700            38,700
Pennsylvania Enterprises Inc. .....................     15,400           392,700
Pennsylvania REIT .................................     17,800           345,988
Pennzoil Quaker Str Co. ...........................     46,763           692,674
Penske Motorsports Inc. ...........................      8,600           228,975
Peoples Bancorp Inc ...............................     59,000           641,625
Peoples Energy Corp. ..............................     55,100         2,197,112
Peoples Holding Co. ...............................      8,800           284,350
Perclose Inc. .....................................     10,400           344,500
Peregrine Systems Inc .............................     13,500           626,062
Performance Food Group Inc. .......................     19,650           552,656
Perrigo Co. .......................................    100,300           883,894
Personal Group of America Inc. ....................     51,400           899,500
Petco Animal Supplies Inc. ........................     33,000           332,063
Petersen Cos Inc., Class A ........................     25,600           867,200
PETSMART Inc. .....................................    181,300         1,994,300
PFF Bancorp Inc. ..................................     23,800           380,800
Pharmaceutical Product Development Inc. ...........     26,604           799,783
Pharmacyclics Inc .................................     18,700           476,850
Pharmerica Inc. ...................................    106,400           638,400
Philadelphia Consolidated Holding Corp. ...........      9,800           221,725


   The accompanying notes are an integral part of these financial statements.

                                    SAI-154

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Philadelphia Suburban Corp. .......................     37,165      $  1,098,690
Phillips-Van Heusen Corp. .........................     35,900           258,031
Phoenix Investment Partners Limited ...............     68,800           580,500
Photronics Inc. ...................................     33,900           812,541
PhyCor Inc. .......................................    122,400           833,850
Phymatrix Corp. ...................................     25,600            56,000
Physician Reliance Network Inc. ...................     45,500           597,187
PictureTel Corp. ..................................     58,100           384,913
Piedmont Natural Gas Co., Inc. ....................     47,900         1,730,387
Pierce Leahy Corp .................................     11,500           293,250
Pilgrim's Pride Corp. .............................      7,800           155,513
Pillowtex Corp. ...................................     10,800           288,900
Pinkerton's Inc. ..................................     11,450           244,028
Pinnacle Banc Group Inc. ..........................      6,200           176,700
Pinnacle Systems Inc. .............................     13,500           482,625
Pioneer Group Inc. ................................     36,400           718,900
Pioneer-Standard Electronics Inc. .................     39,775           372,891
Pittston Bulington Group ..........................     29,000           322,625
Plains Resources Inc. .............................     26,400           371,250
Planet Hollywood International Inc. ...............     52,400           121,175
Plantronics Inc. ..................................     25,700         2,210,200
Platinum Software Corp. ...........................     37,700           483,031
Playboy Enterprises Inc., Class B .................     27,000           565,312
Playtex Family Products Corp. .....................     51,100           820,794
PLD Telekom Inc ...................................     29,700            53,831
Plexus Corp. ......................................     23,100           782,512
Pma Capital Corp., Class A ........................     23,300           455,806
PMC Sierra Inc. ...................................     48,400         3,055,250
Poe & Brown Inc. ..................................     16,600           579,962
Pogo Producing Co. ................................     63,900           830,700
Polaris Industries Inc. ...........................     35,800         1,402,912
Polycom Inc. ......................................     23,700           527,325
Polymer Group Inc. ................................     40,100           398,494
Pomeroy Computer Resources ........................     14,300           321,750
Pool Energy Services Co. ..........................     31,700           342,756
Potlatch Corp. ....................................     45,400         1,674,125
Powertel Inc ......................................     23,000           311,938
Powerwave Technologies Inc. .......................      6,300           117,338
Pre-Paid Legal Services Inc. ......................     30,900         1,019,700
Precision Castparts Corp. .........................     38,100         1,685,925
Premier Bancshares Inc ............................     38,900         1,018,694
Premier Parks Inc. ................................     98,500         2,979,625
Premiere Technologies Inc. ........................     52,200           384,975
Premisys Communications Inc. ......................     37,800           347,288
Prentiss Properties Trust REIT ....................     61,400         1,369,987
Presidential Life Corp. ...........................     35,700           709,537
Presstek Inc. .....................................     41,500           282,719
Preview Travel Inc ................................     18,300           337,406
PRI Automation Inc. ...............................     26,900           699,400
Price Enterprises Inc .............................     21,295           113,130


   The accompanying notes are an integral part of these financial statements.

                                    SAI-155

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Pride International Inc. ..........................     78,800      $    556,525
Primadonna Resorts Inc. ...........................      7,100            62,569
Primark Corp. .....................................     33,900           919,537
Prime Bancorp Inc .................................     14,200           223,650
Prime Bancshares Inc ..............................      7,200           124,200
Prime Group Realty Trust REIT .....................      6,400            96,800
Prime Hospitality Corp. ...........................     84,100           888,306
Prime Retail Inc. .................................     66,893           656,388
Primex Technologies Inc ...........................      7,100           301,750
Primus Telecomm Group Inc. ........................     35,300           582,450
Priority Healthcare Corp, Class B .................     20,100         1,042,687
Probusiness Services Inc ..........................     17,799           809,854
Profit Recovery Group International Inc. ..........     18,700           700,081
Progress Software Corp. ...........................     26,700           901,125
Project America Inc ...............................      5,500            99,688
Project Software & Development Inc. ...............     10,600           355,100
Protection One Inc. ...............................     32,500           278,281
Protein Design Inc. ...............................     29,000           670,625
Provident Bankshares Corp. ........................     38,012           945,548
Province Healthcare Company .......................     12,900           462,788
PS Business Pks Inc ...............................     30,100           718,637
Psinet Inc. .......................................     68,000         1,419,500
PSS World Med Inc .................................    110,150         2,533,450
Public Service Co. of New Mexico ..................     65,700         1,342,744
Public Service Co. of North Carolina Inc. .........     31,700           824,200
Puerto Rican Cement Inc. ..........................      6,500           227,094
Pulte Corp. .......................................     38,000         1,056,875
Pxre Corp. ........................................     17,296           433,481
QAD Inc ...........................................     12,500            44,531
Qlogic Corp. ......................................     13,700         1,792,987
QRS Corp ..........................................     11,500           552,000
Quadramed Corp ....................................     26,800           549,400
Quaker Fabric Corp. ...............................     17,500           109,375
Quanex Corp. ......................................     21,400           482,838
Queens County Bancorp., Inc. ......................     27,195           809,051
Quest Diagnostics Inc. ............................     46,700           831,844
Quiksilver Inc. ...................................     22,100           663,000
Radiant Systems Inc. ..............................     11,100            81,863
Rainforest Cafe Inc. ..............................     34,924           211,727
Ralcorp Holdings Inc. .............................     45,100           823,075
Rambus Inc. .......................................     22,900         2,204,125
Range Resources Corp ..............................     52,000           178,750
Rational Software Corp. ...........................    132,545         3,512,442
Rayonier Inc. .....................................     43,400         1,993,687
Rayovac Corp ......................................     42,900         1,144,894
RCN Corp. .........................................     52,500           928,594
Read-Rite Corp. ...................................     70,100         1,036,166
Real Networks Inc .................................     14,000           502,250
Realty Income Corp. ...............................     42,000         1,044,750
Reckson Associates Realty Corp. ...................     62,800         1,393,375


   The accompanying notes are an integral part of these financial statements.

                                    SAI-156

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)      SHARES         VALUE
---------------------------------------------------   --------   ---------------
Recoton Corp. .....................................    15,900     $    285,206
Red Roof Inns Inc. ................................    43,900          740,812
Redwood Trust Inc. ................................    18,400          257,600
Regal Beloit Corp. ................................    33,400          768,200
Regency Realty Corp. REIT .........................    21,800          485,050
Regeneron Pharmaceuticals Inc. ....................    38,100          280,988
Regis Corp. .......................................    28,100        1,124,000
Reinsurance Group of America Inc. .................    39,550        2,768,500
Reliance Bancorp Inc. .............................    14,100          392,156
Reliance Steel & Aluminum Co. .....................    16,050          443,381
Remec Inc. ........................................    30,000          540,000
Remedy Corp. ......................................    34,200          476,663
Remedytemp ........................................     7,000          105,875
Renaissance Worldwide Inc .........................    20,178          123,590
Renal Care Group Inc. .............................    63,275        1,823,111
Rental Service Corp. ..............................    36,700          575,731
Rental Way Inc ....................................    25,460          618,996
Renters Choice Inc. ...............................    23,600          749,300
Republic Bancorp Inc. .............................    31,782          433,030
Republic Bancshares Inc ...........................     9,700          127,313
Republic Banking Corp (Fla.) ......................    12,300          130,688
Republic Gypsum Co. ...............................    13,800          276,863
Republic Security Financial Corp ..................    73,961          896,777
Resmed Inc ........................................    23,000        1,043,625
Resource America Inc. .............................    30,500          276,406
Resource Bancshares Mortgage Group Inc. ...........    21,949          363,530
Resources Care Inc. ...............................    18,699          461,632
Respironics Inc. ..................................    43,328          867,914
RFS Hotel Investors Inc. ..........................    34,000          416,500
Richfood Holdings Inc. ............................    74,900        1,554,175
Richmond County Financial Corp ....................    42,500          682,656
Riggs National Corp. ..............................    31,050          632,644
Rio Hotel & Casino Inc. ...........................    26,000          412,750
Risk Capital Holding Inc. .........................    19,800          430,650
Riviana Foods Inc. ................................    11,500          283,906
RLI Corp. .........................................    11,773          391,452
Roadway Express Inc. ..............................    23,200          334,950
Roanoke Electric Steel Corp. ......................    17,400          255,563
Robbins & Myers Inc. ..............................    12,300          272,138
Robert Mondavi Corp. ..............................    12,400          506,850
Roberts Pharmaceutical Corp. ......................    40,100          872,175
Rochester Gas & Electric Corp. ....................    59,400        1,856,250
Rock-Tenn Co. Class A .............................    18,390          311,481
Rogers Corp. ......................................    12,800          382,400
Rohn Inds Inc .....................................    34,400          118,250
Rollins Inc. ......................................    27,800          486,500
Rollins Truck Leasing Corp. .......................    76,262        1,124,864
Romac International Inc. ..........................    54,534        1,213,381
Roper Industries Inc. .............................    49,000          998,375
Roslyn Bancorp Inc. ...............................    64,800        1,393,200


   The accompanying notes are an integral part of these financial statements.

                                    SAI-157

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Rouge Inds Inc., Class A ..........................     16,900      $    147,875
RPC Energy Services Inc. ..........................     19,000           140,125
RTI International Metals Inc ......................     22,800           319,200
Ruby Tuesday Inc. .................................     45,200           960,500
Ruddick Corp. .....................................     42,700           982,100
Rural/Metro Corp. .................................     22,200           242,813
Russ Berrie & Co., Inc. ...........................     16,400           385,400
Russell Corp. .....................................     47,700           968,906
Rutherford Moran Oil Corp. ........................      8,200            23,063
RWD Technologies Inc ..............................      6,900           149,213
Ryan's Family Steak Houses Inc. ...................     62,700           775,912
Ryerson Tull Inc., Class A ........................      7,600            74,100
Ryland Group Inc. .................................     23,700           684,337
S&T Bancorp Inc. ..................................     43,300         1,193,456
S3 Inc. ...........................................     83,100           611,564
Sabratek Corp. ....................................     14,400           235,800
Safeguard Scientifics Inc. ........................     42,600         1,168,837
Safety Kleen Corp. New ............................     46,010           649,891
Samsonite Corp. ...................................     15,351            85,390
Sanchez Computer Associates Inc ...................     10,400           304,200
Sandisk Corp. .....................................     29,100           411,038
Sandy Spring Bancorp Inc ..........................     15,000           451,875
Sangstat Medical Corp. ............................     25,200           535,500
Santa Barbara Bancorp (California) ................     24,900           641,175
Santa Fe Energy Resources Inc. ....................    160,000         1,180,000
Sapient Corp. .....................................     15,200           851,200
Sauer Inc .........................................     13,600           102,850
Sawtek Inc. .......................................     18,800           329,000
Sbarro Inc. .......................................     20,800           544,700
SC/PIE Holdings Inc. ..............................     20,100           609,281
SCB Computer Technology Inc .......................     16,500           162,938
Schawk Inc., Class A ..............................     15,100           209,513
Schein Pharmaceutical Inc .........................      7,200           104,850
Schnitzer Steel Industries Inc., Class A ..........      7,100           102,063
Scholastic Corp. ..................................     20,200         1,083,225
Schweitzer-Mauduit International Inc. .............     22,100           341,169
Scientific Games Holdings Corp. ...................     14,900           281,238
Scios Nova Inc. ...................................     60,056           623,081
SCM Microsystems Inc ..............................     18,200         1,293,337
Scotsman Industries Inc. ..........................     16,000           329,000
Scott Technologies Inc. ...........................     28,000           462,875
Scotts Co. Class A ................................     29,200         1,122,375
SDL Inc. ..........................................     20,050           794,481
Seaboard Corp. ....................................        600           253,200
Seacor Holdings Inc. ..............................     19,800           978,862
Seagull Energy Corp. ..............................     96,100           606,631
Security Capital Group Inc., Class B ..............     63,800           865,287
Security Dynamics Tech ............................     59,400         1,366,200
SEI Investments Corp. .............................     20,500         2,037,187
Seitel Inc. .......................................     36,700           456,456


   The accompanying notes are an integral part of these financial statements.

                                    SAI-158

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Selective Insurance Group Inc. ....................     44,200      $    889,525
Semco Energy Inc. .................................     25,718           419,525
Semtech Corp. .....................................     19,800           710,325
Sensormatic Electronics Corp. .....................    107,800           747,862
Sepracor Inc. .....................................     42,000         3,701,250
Sequa Corp., Class A ..............................      9,600           574,800
Sequent Computer Systems Inc. .....................     70,000           844,375
Sequus Pharmaceuticals Inc. .......................     49,900         1,010,475
Serologicals Corp. ................................     38,025         1,140,750
Service Experts Inc. ..............................     24,700           722,475
SFX Entertainment Inc., Class A ...................     36,400         1,997,450
Shiloh Inds Inc. ..................................      6,800            89,250
Shiva Corp. .......................................     43,000           243,219
ShopKo Stores Inc. ................................     40,800         1,356,600
Shoreline Financial Corp. .........................     10,200           269,025
Shorewood Packaging Corp. .........................     34,450           706,225
Shurgard Storage Centers Inc. .....................     44,800         1,156,400
Sierra Health Services Inc. .......................     36,600           770,887
Sierra Pacific Resources ..........................     48,400         1,839,200
SIG Corp., Inc. ...................................     36,950         1,318,653
Signal Corp. ......................................     15,274           523,135
Silgan Holdings Inc. ..............................     19,400           539,259
Silicon Valley Bancshares .........................     30,300           516,047
Silicon Valley Group Inc. .........................     51,000           650,250
Siliconix Inc. ....................................     15,000           311,250
Silverleaf Resorts Inc ............................     10,500            97,781
Simmons First National Corp., Class A .............      8,700           322,988
Simpson Industries Inc. ...........................     24,575           238,070
Simpson Manufacturing Inc. ........................      6,800           254,575
Sipex Corp. .......................................     28,000           983,500
SIS Bancorp Inc. ..................................     11,300           511,325
Sitel Corp. .......................................     58,900           143,569
Sky Financial Group Inc. ..........................     66,798         1,765,972
Skyline Corp. .....................................     11,800           383,500
Skytel Communications Inc .........................     93,200         2,062,050
Skywest Inc. ......................................     32,100         1,049,269
Sl Green Realty Corp REIT .........................     37,500           810,937
SLI Inc ...........................................     24,174           670,828
SM&A Corp. ........................................      8,500           161,500
Smart & Final Inc. ................................     14,300           137,638
Smart Modular Technologies Inc. ...................     41,200         1,143,300
Smartalk Teleservices Inc. ........................     24,300            64,547
Smithfield Foods Inc. .............................     52,000         1,761,500
Snyder Oil Corp. ..................................     53,600           713,550
Software AG Systems Inc ...........................     47,300           857,312
Sola International Inc. ...........................     40,100           691,725
Sonic Corp. .......................................     30,275           753,091
SOS Staffing Services Inc .........................     13,900           100,775
Sotheby's Holdings Inc., Class A ..................     62,200         1,990,400
South Jersey Industries Inc. ......................     12,220           320,011


   The accompanying notes are an integral part of these financial statements.

                                    SAI-159

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Southern Pacific Funding Corp. ....................     15,100      $      1,180
Southern Peru Copper Corp. ........................     39,400           371,838
Southern Union Co. ................................     28,501           694,712
Southland Corp. ...................................    215,700           411,178
Southwest BanCorp. Texas ..........................     31,900           570,212
Southwest Gas Corp. ...............................     47,400         1,273,875
Southwest Securities Group Inc. ...................     16,110           324,214
Southwestern Energy Co. ...........................     37,500           281,250
Sovran Self Storage Inc. ..........................     18,000           452,250
Spartech Corp. ....................................     19,600           431,200
Special Metals Corp. ..............................      5,400            48,263
Specialty Equipment Cos., Inc. ....................     17,800           481,713
Spectra Physics Lasers Inc ........................     16,100           152,950
Speedfam International Inc. .......................     22,800           390,450
Speedway Motorsport ...............................     19,300           550,050
Spelling Entertainment Group Inc. .................     40,900           306,750
Spiegel Inc., Class A .............................     40,700           234,025
Splash Technology Holdings Inc. ...................     19,900           148,006
Sports Authority Inc. .............................     47,950           251,738
Sportsline USA Inc ................................     19,800           308,138
SPR Inc ...........................................     11,400           196,650
Springs Industries Inc. ...........................     17,200           712,725
SPS Technologies Inc. .............................     16,600           939,975
SPX Corp. .........................................     47,900         3,209,300
SS&C Technologies Inc. ............................     13,300           164,588
St Mary Land + Exploration Co. ....................     16,400           303,400
St. John Knits Inc. ...............................     26,800           696,800
St. Paul Bancorp Inc. .............................     65,127         1,772,676
Staff Leasing Inc .................................     23,700           275,513
Staffmark Inc. ....................................     27,300           610,837
Stage Stores Inc. .................................     41,700           390,938
Standard Motor Products Inc., Class A .............     16,000           388,000
Standard Pacific Corp. ............................     39,200           553,700
Standard Products Co. .............................     25,175           512,941
Standard Register Co. .............................     20,600           637,312
Standex International Corp. .......................     18,000           472,500
Star Telecommunications Inc .......................     32,300           393,656
State Auto Financial Corp. ........................     20,900           258,638
Staten Islands Bancorp Inc ........................     69,700         1,389,644
Station Casinos Inc. ..............................     31,500           257,906
Steel Dynamics Inc. ...............................     57,200           672,100
Stein Mart Inc. ...................................     40,700           283,628
Steinway Musical Instrs Inc .......................     13,800           358,800
Stepan Co. ........................................     10,598           282,172
Sterling Bancorp ..................................     12,400           282,875
Sterling Bancshares Inc. ..........................     34,150           507,981
Sterling Financial Corp ...........................     10,500           435,750
Stewart & Stevenson Services Inc. .................     43,800           427,050
Stewart Information Services Corp. ................     10,200           591,600
Stillwater Mining Co. .............................     31,500         1,291,500


   The accompanying notes are an integral part of these financial statements.

                                    SAI-160

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   ---------------
Stone & Webster Inc. ..............................     10,400      $    345,800
Stone Energy Corp. ................................     21,100           606,625
Stoneridge Inc ....................................     17,400           395,850
Storage Trust Realty REIT .........................     22,600           528,275
Storage USA Inc. ..................................     43,400         1,402,362
Strayer Education Inc. ............................     11,300           398,325
Stride Rite Corp. .................................     72,700           636,125
Structural Dynamics Research Corp. ................     56,900         1,130,887
Student Loan Corp. ................................      6,000           269,250
Sturm Ruger & Co., Inc. ...........................     30,400           362,900
Suburban Lodges America Inc. ......................     16,400           134,275
Sugen Inc .........................................     17,800           262,550
Summit Properties Inc. REIT .......................     33,700           581,325
Sun Communities Inc. ..............................     26,700           929,494
Sun Healthcare Group Inc. .........................     84,720           555,975
Sunglass Hut International Inc. ...................     71,000           497,000
Sunrise Assisted Living Inc. ......................     22,100         1,146,437
Sunrise Medical Inc. ..............................     32,600           405,463
Sunstone Hotel Investment Inc. ....................     52,100           491,694
Sunterra Corp .....................................     43,850           657,750
Supergen Inc ......................................     22,800           210,900
Superior Consultant Inc. ..........................     10,700           465,450
Superior Energy Services Inc ......................     42,400           120,575
Superior Industries International Inc. ............     32,000           890,000
Superior Services Inc. ............................     42,900           860,681
Superior Telecom Inc. .............................     12,600           595,350
Susquehanna Bancshares Inc. .......................     52,912         1,083,042
Swift Energy Co. ..................................     21,759           160,473
Swift Transportation Co., Inc. ....................     38,250         1,072,195
Sybase Inc. .......................................    127,900           947,259
Sykes Enterprises Inc. ............................     26,300           802,150
Sylvan Learning Systems Inc. ......................     59,125         1,803,312
Symantec Corp. ....................................     83,200         1,809,600
Syms Corp. ........................................     11,000            99,000
Synetic Inc. ......................................     29,300         1,289,200
Syntel Inc ........................................      7,800            88,238
Syntroleum Corp ...................................     33,700           208,519
System Software Associates Inc. ...................     49,500           348,047
Systems & Computer Technology Corp. ...............     53,200           731,500
Talbot's Inc. .....................................     18,300           574,162
Tanger Factory Outlet Centers Inc. ................      8,500           180,094
Taubman Centers Inc. REIT .........................     60,500           831,875
Tava Technologies Inc .............................     34,500           263,063
TCBY Enterprises Inc. .............................     18,300           128,100
TCI Satellite Entertainment Inc., Class A .........     91,300           131,244
Techne Corp. ......................................     30,500           644,312
Technitrol Inc. ...................................     22,300           710,812
Technology Solutions Co. ..........................     63,837           684,253
Tecumseh Products Co., Class A ....................     29,600         1,380,100
Tejon Ranch Co. ...................................     13,100           260,363


   The accompanying notes are an integral part of these financial statements.

                                    SAI-161

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)         SHARES         VALUE
------------------------------------------------------   --------   ---------------
Tekelec Inc. .........................................    53,300     $    882,781
Tel-Save Holdings Inc. ...............................    52,100          872,675
Telegroup Inc ........................................    12,300           16,144
Teletech Holdings Inc. ...............................    31,600          323,900
Telxon Corp. .........................................    25,200          349,650
Tennant Co. ..........................................    14,500          581,812
Terex Corp. ..........................................    27,300          779,756
Terra Industries Inc. ................................    48,900          302,569
Tesoro Petroleum Corp. ...............................    52,300          634,137
Tetra Technologies Inc. ..............................    16,200          177,188
Tetra Technologies Inc. ..............................    44,716        1,210,127
Texas Industries Inc. ................................    33,256          895,833
Texas Regional Bancshares Inc. .......................    23,549          590,197
The Shaw Group Inc. ..................................    10,400           83,200
Theragenics Corp. ....................................    40,600          682,587
Thermedics Inc. ......................................    24,900          269,231
Thermo Bioanalysis Corp ..............................     8,900          117,925
Thermo Cardiosystems Inc. ............................    26,800          279,725
Thermo Ecotek Corp. ..................................     9,000           95,063
Thermo Fibertek Inc. .................................    14,800          105,450
Thermo Optek Corporation .............................     4,900           42,569
Thermolase ...........................................    19,700           89,881
Thermoquest Corporation ..............................     5,300           68,569
Thermotrex Corp. .....................................    12,800          109,600
Thomas Industries Inc. ...............................    24,000          471,000
Thor Industries Inc. .................................    10,899          277,925
Thornburg Mortgage Asset Corp. REIT ..................    33,600          256,200
TIG Holdings Inc. ....................................    68,000        1,058,250
Timberland Co. .......................................     7,800          355,388
Titan Exploration Inc ................................    56,300          369,469
Titan International Inc. .............................    26,400          250,800
Titanium Metals Corp. ................................    32,100          272,850
TJ International Inc. ................................    19,600          503,475
TMP Worldwide Inc. ...................................    19,500          819,000
TNP Enterprises Inc. .................................    17,700          671,494
Toll Brothers Inc. ...................................    37,600          848,350
Tom Brown Inc. .......................................    40,400          405,263
Toro Co. .............................................    20,900          595,650
Tower Automotive Inc. ................................    72,200        1,800,487
Tower Realty Trust Inc REIT ..........................    26,500          533,312
Town & Country Trust .................................    23,800          382,288
TR Financial Corp. ...................................    24,300          956,812
Trammell Crow Company ................................    44,600        1,248,800
Trans World Airlines Inc. ............................    90,300          434,569
Transaction Network Services Inc. ....................    13,800          276,863
Transaction Systems Architects Inc., Class A .........    42,900        2,145,000
Transition Systems Inc. ..............................    27,200          408,000
Transkaryotic Therapies Inc. .........................    27,100          687,662
Transmontaigne Oil Co. ...............................    42,000          635,250
Transport World Entertainment Corp. ..................    24,149          460,340


   The accompanying notes are an integral part of these financial statements.

                                    SAI-162

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)         SHARES          VALUE
-----------------------------------------------------   ----------   ---------------
Transtexas Gas Corp. ................................     17,200      $     45,150
Travel Services International Inc ...................     12,800           390,400
Tredegar Industries Inc. ............................     31,850           716,625
Tremont Corp. .......................................      5,500           182,875
Trendwest Resorts Inc ...............................      6,200            77,500
Trenwick Group Inc. .................................     18,550           605,194
Trex Med Corp. ......................................     10,700            90,950
Triad Guaranty Inc. .................................     20,900           461,106
Triangle Bancorp Inc. ...............................     40,600           641,987
Triangle Pharmaceuticals Inc. .......................     29,900           407,388
Triarc Cos., Inc., Class A ..........................     23,320           373,120
Trico Marine Services Inc. ..........................     31,900           155,513
Trimble Navigation Ltd. .............................     33,300           241,425
TriNet Corp. Realty Trust Inc. REIT .................     35,600           952,300
Tristar Aerospace Company ...........................     19,300           135,100
Triumph Group Inc. ..................................     18,600           595,200
Trust Co. of New Jersey .............................     26,200           641,900
Trustco Bank Corp. ..................................     41,969         1,259,070
Tuboscope Vetco International Corp. .................     70,000           568,750
Twinlab Corp. .......................................     33,400           438,375
Tyler Corp. .........................................     40,700           249,288
UGI Corp. ...........................................     51,500         1,223,125
UICI ................................................     59,100         1,447,950
Ultratech Stepper Inc. ..............................     33,000           528,000
UMB Financial Corp. .................................     22,507         1,032,509
Unicapital Corp .....................................     69,900           515,513
Unifirst Corp. ......................................     13,700           312,531
Unisource Energy Corp ...............................     51,920           700,920
Unisource Worldwide Inc. ............................    109,600           794,600
United Auto Group Inc. ..............................     24,700           226,931
United Bankshares Inc. ..............................     67,200         1,780,800
United Companies Financial Corp. ....................     34,996           118,112
United Dominion Realty Trust Inc. REIT ..............    162,000         1,670,625
United Fire & Casualty Co. ..........................     10,375           348,859
United Illuminating Co. .............................     22,400         1,153,600
United International Holdings Inc., Class A .........     63,300         1,218,525
United National Bancorp New Jersey ..................     15,360           357,120
United Natural Foods Inc. ...........................      7,400           178,525
United Payors + United Providers ....................     21,600           615,600
United Rentals Inc. .................................     43,278         1,433,584
United States Restaurant Pptys Inc ..................     19,600           476,525
United Stationers Inc. ..............................     57,900         1,505,400
United Television Inc. ..............................      6,200           713,000
United Water Resources Inc. .........................     42,500         1,017,344
Unitrode Corp. ......................................     38,300           670,250
Universal Corp. .....................................     52,600         1,847,575
Universal First Products Inc. .......................     23,200           465,450
Universal Foods Corp. ...............................     79,800         2,189,512
Unova Inc. ..........................................     57,100         1,034,937
Urban Outfitters Inc. ...............................     14,700           248,063


   The accompanying notes are an integral part of these financial statements.

                                    SAI-163

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)      SHARES         VALUE
---------------------------------------------------   --------   ---------------
Urban Shopping Centers Inc. REIT ..................    16,000     $    524,000
URS Corp ..........................................    18,600          434,775
US Bancorp Inc. ...................................    20,600          409,425
US Bioscience Inc. ................................    38,100          273,844
US Freightways Corp. ..............................    41,100        1,197,037
US Home Corp. .....................................    21,200          704,900
US LEC Corp., Class A .............................     8,400          124,425
US Satellite Broadcasting, Class A ................    54,400          748,000
US Xpress Enterprises Inc, Class A ................    11,700          175,500
USA Floral Prods Inc ..............................    17,700          203,550
USB Holding Inc ...................................    13,639          230,158
USN Communications Inc ............................    34,700            6,506
UST Corp. .........................................    66,864        1,575,483
USWEB Corp. .......................................    92,299        2,434,373
UTI Energy Corp. ..................................    17,600          127,600
Vail Resorts Inc. .................................    41,700          917,400
Valassis Communications Inc. ......................    56,700        2,927,137
Valhi Inc. ........................................    13,200          150,150
Valmont Industries Inc. ...........................    29,100          403,763
Value City Department Stores Inc. .................    17,900          249,481
Value Line Inc. ...................................     3,500          137,813
Vanguard Cellular Systems Inc., Class A ...........    41,000        1,058,312
Vanstar Corp. .....................................    69,500          642,875
Vantive Corp. .....................................    39,600          316,800
Varlen Corp. ......................................    27,350          630,759
Veeco Instruments Inc. ............................    14,400          765,000
Vencor Inc. New ...................................    92,800          417,600
Ventana Med Systems Inc. ..........................    22,100          477,913
Ventas Inc. .......................................    85,200        1,038,375
Verio Inc .........................................     8,700          194,663
Verisign Inc. .....................................     5,600          331,100
Veritas DGC Inc. ..................................    33,400          434,200
Vermont Financial Services ........................    20,100          668,325
Vertex Pharmaceuticals Inc. .......................    39,700        1,181,075
Vesta Insurance Group Inc. ........................    17,850          107,100
Veterinary Centers America Inc. ...................    33,400          665,912
Viasoft Inc. ......................................    28,400          198,800
Vical Inc. ........................................    24,800          351,850
Vicor Corp. .......................................    28,700          258,300
Vincam Group Inc. .................................    15,000          263,438
Vintage Petroleum Inc. ............................    59,200          510,600
Virco Manufacturing Company .......................     7,520          138,180
Viropharma Inc ....................................    16,500          153,656
Vishay Intertechnology Inc. .......................    81,200        1,177,400
Visio Corp. .......................................    38,600        1,411,312
Vistana Inc. ......................................    14,900          208,600
Visual Networks Inc ...............................    31,300        1,173,750
VISX Inc. .........................................    20,900        1,827,444
Vital Signs Inc. ..................................     8,300          145,250
Vivus Inc. ........................................    45,600          118,275


   The accompanying notes are an integral part of these financial statements.

                                    SAI-164

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)         SHARES          VALUE
-----------------------------------------------------   ----------   ---------------
Vlasic Foods International Inc ......................     40,000      $    952,500
VLSI Technology Inc. ................................     67,400           737,187
Volt Information Sciences Inc. ......................     12,500           282,031
VWR Corp. ...........................................     21,800           378,775
W.H. Brady Co. ......................................     32,400           872,775
W.R. Berkley Corp. ..................................     33,400         1,137,687
Wabash National Corp. ...............................     36,700           745,469
Wackenhut Corp. .....................................     14,500           368,844
Wackenhut Corrections Corp. .........................     14,900           426,513
Walden Residential Properties Inc. REIT .............     26,400           539,550
Wallace Computer Services Inc. ......................     66,400         1,751,300
Walter Industries Inc. ..............................     64,600           989,187
Wang Laboratories Inc. ..............................     72,100         2,000,775
Washington Gas Light Co. ............................     71,500         1,939,437
Washington REIT .....................................     55,850         1,040,206
Washington Trust Bancorp Inc ........................     15,600           335,400
Washington Water Power Co. ..........................     77,700         1,495,725
Waste Inds Inc ......................................      4,500            77,625
Wastemasters Inc ....................................    164,500            51,406
Watsco Inc. .........................................     36,550           612,212
Watts Industries Inc., Class A ......................     24,300           403,988
Wausau Mosinee Paper Corp ...........................     85,084         1,504,923
Wavephore Inc. ......................................     27,200           218,450
WD40 Co. ............................................     22,200           635,475
Webb Corp. ..........................................     23,100           636,694
Webster Financial Corp. .............................     59,300         1,627,044
Weeks Corp. .........................................     30,800           868,175
Weider Nutrition International Inc, Class A .........     13,400            85,425
Weingarten Realty Investors REIT ....................     41,600         1,856,400
Wellman Inc. ........................................     53,200           541,975
Wellsford Real Properties Inc. ......................     26,800           276,375
Werner Enterprises Inc. .............................     44,812           792,612
Wesbanco Inc. .......................................     32,250           951,375
Wesley Jessen Visioncare Inc. .......................     16,100           446,775
West Co., Inc. ......................................     21,149           754,755
West Coast Bancorp (Oregon) .........................     21,460           450,660
West Marine Inc. ....................................     13,500           133,313
West Teleservices Corp. .............................     27,900           272,025
Westaff Inc. ........................................     10,300            64,375
WestAmerica BanCorp. ................................     62,815         2,308,451
Westcorp ............................................     13,800            95,738
Westell Technologies Class A ........................     19,400            94,575
Western Bancorp .....................................     28,000           819,000
Western Gas Resources Inc. ..........................     33,500           192,625
Western Investment Real Estate Trust REIT ...........     25,900           305,944
Western Wireless Corp., Class A .....................    118,000         2,596,000
Westernbank .........................................     66,100         1,049,337
Westfield America Inc ...............................     47,200           814,200
Westinghouse Air Brake Co. ..........................     27,800           679,362
Westwood One Inc. ...................................     33,000         1,006,500


   The accompanying notes are an integral part of these financial statements.

                                    SAI-165

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                                SHARES              VALUE
------------------------------------------------------------------------   -----------------   -----------------
Wet Seal Inc. ..........................................................           17,400       $      525,263
Whitney Holding Corp. ..................................................           36,700            1,376,250
Whittman Hart Inc. .....................................................           44,700            1,234,837
WHX Corp. ..............................................................           23,200              233,450
Wicor Inc. .............................................................           58,800            1,282,575
Wild Oats Mkts Inc .....................................................           17,100              538,650
Wilmar Industries Inc. .................................................           18,300              371,719
Wind River Systems Inc. ................................................           33,900            1,593,300
Windmere Corp. .........................................................           34,600              268,150
Winnebago Industries Inc. ..............................................           19,900              300,988
Winstar Communications Inc. ............................................           67,600            2,636,400
Wisconsin Central Transportation Corp. .................................           80,300            1,380,156
Wolverine Tube Inc. ....................................................           21,200              445,200
Wolverine World Wide Inc. ..............................................           63,800              845,350
Woodward Governor Co. ..................................................           13,100              289,838
World Access Inc. ......................................................           40,400              863,550
World Color Press Inc. .................................................           60,200            1,832,337
WPS Resources Corp. ....................................................           41,600            1,466,400
WSFS Financial Corp ....................................................           15,500              261,563
Wyman-Gordon Co. .......................................................           30,000              307,500
Wynn's International Inc. ..............................................           22,575              499,472
X-Rite Inc. ............................................................           25,400              196,850
Xircom Inc. ............................................................           36,000            1,224,000
Xomed Surgical Prods Inc. ..............................................           19,000              608,000
Xtra Corp. .............................................................           22,600              935,075
Xylan Corp. ............................................................           51,900              911,494
Yankee Energy Systems Inc. .............................................           16,450              479,106
Yellow Corp. ...........................................................           36,100              690,412
Young Broadcasting Inc., Class A .......................................           14,700              615,562
Zale Corp. .............................................................           57,400            1,851,150
Zapata Corp. ...........................................................           26,400              323,400
Zebra Technologies Corp., Class A ......................................           36,800            1,058,000
Zenith National Insurance Corp. ........................................           14,600              337,625
Zila Inc. ..............................................................           57,300              565,837
Zoltek Cos., Inc. ......................................................           15,100              138,731
Zonagen Inc. ...........................................................           17,500              334,688
                                                                                                --------------
TOTAL COMMON STOCK
 (Cost $1,355,591,519)..................................................                         1,334,369,118
                                                                                                --------------
                                                                              PRINCIPAL
                                                                              ----------
LONG TERM DEBT--0.2%
United States Treasury Bills 4.405% 18-March-1999 (a) (Cost $ 2,546,101)      $ 2,570,000            2,546,101
                                                                                                --------------
STATE STREET BANK AND TRUST COMPANY INVESTMENT FUNDS
 FOR TAX EXEMPT RETIREMENT FUNDS--4.8% .................................         UNITS
                                                                              -----------
SHORT TERM INVESTMENT FUND (B) .........................................       67,445,651           67,445,651
-------------------------------------------------------------------------     -----------       --------------
TOTAL INVESTMENTS--100%
 (Cost $1,425,583,271)..................................................                        $1,404,360,870
=========================================================================                       ==============


   The accompanying notes are an integral part of these financial statements.

                                    SAI-166

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
RUSSELL 2000 FUND
RUSSELL 2000 NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998

(a) At December 31, 1998, U.S. Treasury Bills with principal of $2,570,000 were pledged to cover margin for open futures contracts. The following long futures contracts were open at December 31, 1998:





FUTURES                      NUMBER OF       NOTIONAL         MATURITY       UNREALIZED
CONTRACTS                    CONTRACTS         VALUE            DATE         GAIN (LOSS)
-------------------------   -----------   --------------   -------------   --------------
   Russell 2000 .........   237            $50,392,125     March, 1999      $ 2,206,829
                                                                            ===========

(b)  Collective investment fund advised by State Street Global Advisors.

REIT -- Real Estate Investment Trust

   The accompanying notes are an integral part of these financial statements.

                                    SAI-167

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                               RUSSELL 2000 FUND
                         RUSSELL 2000 NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE


State Street Bank and Trust Company ("State Street Bank") Russell 2000 Fund and State Street Bank and Trust Company Russell 2000 Non-Lending Fund (collectively, the "Fund") were formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to replicate, as closely as possible, the return of the Russell 2000 Index. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in securities listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the closing market value of the securities bought or sold as of the valuation date, adjusted for the related market effect and transaction costs which are allocated to the applicable participant. Transaction costs include brokerage commissions, taxes and other direct costs related to security transactions. Market effect is the difference between the execution price of the investment on the trade date and the investment's closing market value on the valuation date.


                                    SAI-168

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                               RUSSELL 2000 FUND
                         RUSSELL 2000 NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


 E. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year.

     Custody Fee: The Trustee is paid a custody fee at an annual rate of .125% of the Fund's average net asset value, and a charge for each security and futures transaction executed.

     Administration Fee: The Trustee is paid an annual fee of $50,000 for administration of the Fund.


 F. DISTRIBUTIONS TO PARTICIPANTS

     Net investment income (excluding securities lending fee income, if any) and net realized gains are retained by the Fund. Income generated by securities lending, if any, is distributed monthly to participants of the Russell 2000 Fund.


 G. FUTURES CONTRACTS

     The Fund may use futures contracts to manage exposure to the equity market. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


 H. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

     The participants in the Russell 2000 Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and


                                    SAI-169

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                               RUSSELL 2000 FUND
                         RUSSELL 2000 NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998

results of operations of the Lending Fund are identical to those of the Russell 2000 Non-Lending Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.


     Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 1998, the market value of securities loaned by the Lending Fund was $238,001,210 against which was held cash collateral of $245,739,640, and securities of $234,643. Cash collateral provided by the Borrowers is invested in a State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly.


     State Street Bank, as lending agent, indemnifies the Lending Fund for replacement of any loaned securities (or, in certain circumstances, return of equivalent cash value) due to Borrower default on a security loan. Lending Fund participants, however, bear the risk of loss with respect to the investment of collateral.


4. INVESTMENT TRANSACTIONS


     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1998 were $967,204,412 and $752,300,022, respectively, resulting in a net realized gain (loss) of $40,605,397. This gain (loss) is prior to the recognition of the market effect and transaction costs associated with contributions and redemptions.


                                    SAI-170

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                               RUSSELL 2000 FUND
                         RUSSELL 2000 NON-LENDING FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


5. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:





                                                                   YEAR ENDED DECEMBER 31,
                                         ---------------------------------------------------------------------------
                                                         1998                                   1997
                                         ------------------------------------   ------------------------------------
                                               UNITS              AMOUNT              UNITS              AMOUNT
                                         ----------------   -----------------   ----------------   -----------------
   RUSSELL 2000 FUND
   Units issued ......................       31,449,020      $  743,570,395         40,460,685      $  906,815,162
   Units redeemed ....................      (26,400,317)       (595,420,022)       (40,524,286)       (831,286,512)
                                            -----------      --------------        -----------      --------------
     Total ...........................        5,048,703      $  148,150,373            (63,601)     $   75,528,650
                                            -----------      --------------        -----------      --------------
   RUSSELL 2000 NON-LENDING
    FUND
   Units issued ......................        2,649,074      $   61,171,763          3,820,070      $   86,839,791
   Units redeemed ....................       (2,102,765)        (48,257,008)          (581,456)        (13,371,348)
                                            -----------      --------------        -----------      --------------
     Total ...........................          546,309      $   12,914,755          3,238,614      $   73,468,443
                                            -----------      --------------        -----------      --------------
   Total increase (decrease) .........        5,595,012      $  161,065,128          3,175,013      $  148,997,093
                                            ===========      ==============        ===========      ==============



  RUSSELL 2000 FUND

     Units in excess of 10% of the Lending Fund units outstanding at December
      31, 1998 held by 3 of the Lending Fund's 38 unitholders aggregated 61% of the Lending Fund's total units outstanding.

     During the year ended December 31, 1998, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Lending Fund units were $(509,412).


  RUSSELL 2000 NON-LENDING FUND

     Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 1998 held by 4 of the Non-Lending Fund's 5 unitholders aggregated 95% of the Non-Lending Fund's total units outstanding.

     During the year ended December 31, 1998, the net market effect and transaction costs (absorbed by) credited to participants in issuance and redemption of Non-Lending Fund units were $(56,298).

     Participants in each of the Lending Fund or the Non-Lending Fund may exchange their units for units of the other fund on any valuation date.



                                    SAI-171

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Trustees of
State Street Bank and Trust Company
Daily EAFE Securities Lending Fund
and State Street Bank and Trust Company
Daily EAFE Non-Lending Fund



In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily EAFE Securities Lending Fund (formerly Daily EAFE Fund) and State Street Bank and Trust Company Daily EAFE Non-Lending Fund (formerly Daily EAFE Fund Non-Lending) at December 31, 1998, and the results of their operations, the changes in their net assets and their selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.





PricewaterhouseCoopers LLP
Boston, Massachusetts

March 5, 1999

                                    SAI-172

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND
DAILY EAFE NON-LENDING FUND


Combined Statement of Assets and Liabilities
December 31, 1998

--------------------------------------------------------------------------------


ASSETS
Investments in securities, at value (cost $1,139,301,149) ...........  $ 1,175,706,464
Foreign currency ....................................................           91,111
Receivable for investments sold .....................................        2,604,313
Dividends receivable ................................................           12,992
Interest receivable .................................................              914
Other receivalbe ....................................................              912
---------------------------------------------------------------------  ---------------
    Total assets ....................................................    1,178,416,706
---------------------------------------------------------------------  ---------------
LIABILITIES
Payable to custodian ................................................        1,562,053
Payable for investments purchased ...................................          926,748
Accrued expenses ....................................................           15,152
---------------------------------------------------------------------  ---------------
    Total liabilities ...............................................        2,503,953
---------------------------------------------------------------------  ---------------
NET ASSETS ..........................................................  $ 1,175,912,753
=====================================================================  ===============
Daily EAFE Securities Lending Fund
 (66,425,732 units outstanding, at $10.32 per unit net asset value) .  $   685,617,952
Daily EAFE Non-Lending Fund
 (47,501,952 units outstanding, at $10.32 per unit net asset value) .      490,294,801
---------------------------------------------------------------------  ---------------
                                                                       $ 1,175,912,753
                                                                       ===============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-173

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST AND COMPANY
DAILY EAFE SECURITIES LENDING FUND
DAILY EAFE NON-LENDING FUND

Combined Statement of Operations
Year ended December 31, 1998
--------------------------------------------------------------------------------


INVESTMENT INCOME
 Dividends (net of taxes withheld of $1,517,704)..........................................    $ 16,865,106
 Interest ................................................................................       4,385,108
 Securities lending fee income (net of related expenses), allocated to the Daily EAFE
Securities Lending
   Fund ..................................................................................         410,061
-------------------------------------------------------------------------------------------   ------------
    Total investment income ..............................................................      21,660,275
-------------------------------------------------------------------------------------------   ------------
EXPENSES
 Audit ...................................................................................          30,394
 Custody .................................................................................         947,987
 Other ...................................................................................          87,067
-------------------------------------------------------------------------------------------   ------------
Total Expenses ...........................................................................       1,065,448
-------------------------------------------------------------------------------------------   ------------
    Net investment income ................................................................      20,594,827
-------------------------------------------------------------------------------------------   ------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, FUTURES CONTRACTS AND FOREIGN
CURRENCY
 TRANSACTIONS
 Net realized gain (loss):
   Investments ...........................................................................     121,112,662
   Futures contracts .....................................................................      14,868,059
   Foreign currency and related forward contracts ........................................       3,258,189
-------------------------------------------------------------------------------------------   ------------
    Net realized gain (loss) on investments, futures contracts and foreign currency ......     139,238,910
-------------------------------------------------------------------------------------------   ------------
Net change in unrealized appreciation (depreciation):
 Investments .............................................................................      10,913,030
 Futures contracts .......................................................................         420,710
 Foreign currency and related forward contracts ..........................................         559,274
-------------------------------------------------------------------------------------------   ------------
                                                                                                11,893,014
                                                                                              ------------
 Net realized and unrealized gain (loss) on investments, futures contracts and foreign currency and related
   forward currency contracts ............................................................     151,131,924
-------------------------------------------------------------------------------------------   ------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $171,726,751
===========================================================================================   ============




   The accompanying notes are an integral part of these financial statements.

                                    SAI-174

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST AND COMPANY
DAILY EAFE SECURITIES LENDING FUND
DAILY EAFE NON-LENDING FUND

Combined Statement of Changes in Net Assets




                                                                                                 YEAR ENDED DECEMBER 31,
                                                                                                 1998                1997
                                                                                          ------------------   ----------------
FROM OPERATIONS
Net investment income .................................................................     $   20,594,827      $  10,626,975
Net realized gain (loss) on investments, futures contracts and foreign currency and
 related forward currency contracts ...................................................        139,238,910         (7,556,911)
Net change in unrealized appreciation (depreciation) on investments, futures
 contracts, foreign currency and related forward currency contracts ...................         11,893,014        (10,050,092)
----------------------------------------------------------------------------------------    --------------      -------------
Net increase (decrease) in net assets resulting from operations .......................        171,726,751         (6,980,028)
----------------------------------------------------------------------------------------    --------------      -------------
Distributions of securities lending fee income to the Daily EAFE Securities Lending
 Fund participants ....................................................................           (410,061)          (148,952)
----------------------------------------------------------------------------------------    --------------      -------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions .........        394,502,282        199,970,259
----------------------------------------------------------------------------------------    --------------      -------------
Net increase (decrease) in net assets .................................................        565,818,972        192,841,279
NET ASSETS
 Beginning of year ....................................................................        610,093,781        417,252,502
----------------------------------------------------------------------------------------    --------------      -------------
 End of year ..........................................................................     $1,175,912,753      $ 610,093,781
========================================================================================    ==============      =============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-175

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year,
Adjusted for the Reissuance of Units in Conjunction with the
Fund's Reorganization on December 18, 1998 -- See Note 1)
--------------------------------------------------------------------------------


                                                                                  YEAR ENDED DECEMBER 31,
                                                            --------------------------------------------------------------------
                                                                1998           1997          1996         1995          1994
                                                            ------------   ------------   ----------   ----------   ------------
Net investment income (loss)* ...........................     $   0.22       $   0.20      $  0.20      $  0.17       $   0.13
Distribution of securities lending fee income** .........        (0.01)         (0.01)       (0.01)       (0.01)          0.00
Net realized and unrealized gain (loss) .................         1.57          (0.07)        0.29         0.66           0.39
----------------------------------------------------------    --------       --------      -------      -------       --------
Net increase (decrease) .................................         1.78           0.12         0.48         0.82           0.52
NET ASSET VALUE
 Beginning of period ....................................         8.54           8.42         7.94         7.12           6.60
----------------------------------------------------------    --------       --------      -------      -------       --------
 End of period ..........................................     $  10.32       $   8.54      $  8.42      $  7.94       $   7.12
==========================================================    ========       ========      =======      =======       ========
Total return(%)*** ......................................        20.88           1.51         6.15        11.64           7.91
----------------------------------------------------------    --------       --------      -------      -------       --------
Ratio of expenses to average net assets (%) .............         0.11           0.11         0.19         0.20           0.19
----------------------------------------------------------    --------       --------      -------      -------       --------
Ratio of net investment income to average net assets (%)          2.17           2.23         2.38         2.22           1.88
----------------------------------------------------------    --------       --------      -------      -------       --------
Portfolio turnover (%) ..................................          109              9            5            9             47
----------------------------------------------------------    --------       --------      -------      -------       --------
Net assets, end of year (000s) ..........................     $685,618       $333,013      $99,048      $75,760       $139,678
==========================================================    ========       ========      =======      =======       ========


* Net investment income (loss) per unit has been calculated based upon an average of monthly units outstanding.


**    Zero amount represents that which is less than $.005 per unit.

*** Total return calculation is based on the value of a single unit of participation outstanding throughout the entire period. It represents the percentage change in the net asset value per unit between the beginning and end of each period and assumes reinvestment of any distributions. The calculation includes only those expenses charged directly to the Lending Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-176

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY

DAILY EAFE NON-LENDING FUND



Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period,
Adjusted for the Reissuance of Units in Conjunction with the
Fund's Reorganization on December 18, 1998 -- See Note 1)
--------------------------------------------------------------------------------

                                                                                 PERIOD ENDED DECEMBER 31,
                                                              ----------------------------------------------------------------
                                                                  1998         1997         1996         1995         1994*
                                                              ------------ ------------ ------------ ------------ ------------
Net investment income** .....................................   $   0.21     $   0.19     $   0.19     $   0.16         0.13
Net realized and unrealized gain (loss) .....................       1.57        (0.07)        0.29         0.66         0.39
-------------------------------------------------------------   --------     --------     --------     --------        -----
Net increase (decrease) .....................................       1.78         0.12         0.48         0.82         0.52
NET ASSET VALUE
 Beginning of Period ........................................       8.54         8.42         7.94         7.12         6.60
-------------------------------------------------------------   --------     --------     --------     --------        -----
 End of Period ..............................................   $  10.32     $   8.54     $   8.42     $   7.94     $   7.12
=============================================================   ========     ========     ========     ========     ========
Total return(%)*** ..........................................      20.84         1.43         6.07        11.56         7.91
-------------------------------------------------------------   --------     --------     --------     --------     --------
Ratio of expenses to average net assets(%) ..................       0.11         0.11         0.19         0.20         0.19
-------------------------------------------------------------   --------     --------     --------     --------     --------
Ratio of net investment income to average net assets(%) .....       2.13         2.17         2.31         2.15         1.85
-------------------------------------------------------------   --------     --------     --------     --------     --------
Portfolio turnover(%) .......................................        109            9            5            9           47
-------------------------------------------------------------   --------     --------     --------     --------     --------
Net assets, end of period (000s) ............................   $490,295     $277,080     $318,204     $154,010     $103,242
=============================================================   ========     ========     ========     ========     ========


*     The Daily EAFE Non-Lending Fund commenced operations on January 3, 1994.

** Net investment income per unit has been calculated using an average of monthly units outstanding.

*** Total return calculation is based on the value of a single unit of participation outstanding throughout the entire year. It represents the percentage change in the net asset value per unit between the beginning and end of each year. The calculation includes only those expenses charged directly to the Non-Lending Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.



   The accompanying notes are an integral part of these financial statements.

                                    SAI-177

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY

DAILY EAFE SECURITIES LENDING FUND
DAILY EAFE NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK--0.4%                                                            SHARES        VALUE
-------------------------------------------------------------------------   ----------   ----------
(unless otherwise noted)
Aluminium Co. of Malaysia Bhd MYR1 ......................................     10,300      $  1,935
Amalgamated Steel Mills Berhad MYR0.50 ..................................    161,800        15,793
AMMB Holdings Berhad MYR1 ...............................................     61,400        50,659
Antah Holdings Berhad MYR0.50 ...........................................     39,220         5,670
Aokam Perdana Berhad (a) MYR1 ...........................................     16,000             0
Berjaya Group Berhad MYR1 ...............................................    113,650        16,954
Berjaya Leisure Berhad MYR1 .............................................    106,900        36,028
Commerce Asset Holdings Berhad MYR1 .....................................    119,680        64,801
DCB Holdings Berhad MYR1 ................................................    256,700       100,224
Edaran Otomobil Nasional Berhad MYR1 ....................................     35,100        38,786
Ekran Berhad MYR1 .......................................................     58,200        10,933
Golden Hope Plantations Berhad MYR1 .....................................    154,200       116,434
Golden Plus Holdings Berhad MYR1 ........................................     19,300         3,981
Guinness Anchor Berhad MYR0.50 ..........................................     46,700        32,854
Highlands & Lowlands Berhad MYR0.50 .....................................     93,300        42,785
Hong Leong Industries Berhad MYR0.50 ....................................     34,880        15,353
Hong Leong Properties Berhad MYR0.50 ....................................     89,500        13,022
Hume Industries Berhad MYR1 .............................................     32,500        19,752
Idris Hydraulic (Malaysia) Berhad MYR0.50 ...............................     72,200        11,302
IGB Corp. Berhad MYR0.50 ................................................     61,000        15,616
Industrials Oxygen Inc. Berhad MYR0.50 ..................................    130,400        52,353
Jaya Tiasa Holdings MYR1 ................................................     42,000        39,062
Johan Holdings Berhad MYR0.50 ...........................................     39,700         5,228
Kedah Cement Holdings Berhad MYR1 .......................................     52,600        21,893
Kelanamas Industries Berhad MYR1 ........................................      7,800           819
Kemayan Corp. Berhad MYR0.50 ............................................     47,500         4,068
Kian Joo Can Factory Berhad MYR0.50 .....................................     18,300        18,873
Kuala Lumpur Kepong Berhad MYR1 .........................................    109,500       131,081
Land & General Berhad MYR1 ..............................................     63,900        10,474
Landmarks Berhad MYR1 ...................................................     59,900        11,142
Leader Universal Holdings Berhad MYR1 ...................................     57,000        11,022
Magnum Corp. Berhad MYR0.50 .............................................    230,700        69,254
Malayan Banking Berhad MYR1 .............................................    351,800       498,882
Malayan Cement Berhad MYR0.50 ...........................................     64,125        16,179
Malayan United Industries Berhad MYR1 ...................................    298,320        45,326
Malayawata Steel Berhad MYR1 ............................................     20,450         3,691
Malaysia Mining Corp. Berhad MYR1 .......................................    128,800        51,711
Malaysian Airline System Berhad MYR1 ....................................    118,500        45,393
Malaysian International Shipping Corp. Berhad MYR1 Alien Market .........    150,833       138,892
Malaysian Mosaics Berhad MYR1 ...........................................     37,600         9,002
Malaysian Oxygen Berhad MYR0.50 .........................................     21,800        28,907
Malaysian Pacific Industries Berhad. MYR0.50 ............................     31,966        30,613
Malaysian Resources Corp. Berhad MYR1 ...................................    148,066        37,631
MBF Capital Berhad MYR1 .................................................    120,000        18,896
Metroplex Berhad MYR0.50 ................................................    127,600        16,567
Mulpha International Berhad MYR0.50 .....................................    135,250        15,070
Multi Purpose Holdings MYR1 .............................................    119,700        22,486
Mycom Berhad MYR1 .......................................................     44,666         4,360
Nestle Malaysia Berhad MYR1 .............................................     36,500       102,176
New Straits Times Press Berhad MYR1 .....................................     25,400        12,490
Oriental Holdings Berhad MYR1 ...........................................     49,272        53,084

   The accompanying notes are an integral part of these financial statements.

                                    SAI-178

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY EAFE SECURITIES LENDING FUND
DAILY EAFE NON-LENDING FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                                 SHARES             VALUE
--------------------------------------------------------------------------   ---------------   ----------------
Palmco Holdings Berhad MYR1 ..............................................          17,400      $        3,974
Pan-Malaysia Cement Works Berhad MYR0.50 .................................         113,400              23,600
Perlis Plantations Berhad MYR1 ...........................................          57,000              40,940
Perusahaan Otomobil Nasional Berhad MYR1 .................................          83,300              88,211
Petaling Garden Berhad MYR0.50 ...........................................          24,400              12,942
Pilecon Engineering Berhad MYR0.50 .......................................          16,500               3,464
Promet Berhad (a) MYR1 ...................................................          75,200                   0
Public Bank Berhad MYR0.50 Alien Market ..................................         308,212             105,010
Rashid Hussain Berhad MYR1 ...............................................          59,600              29,636
Resorts World Berhad MYR0.50 .............................................         167,800             135,356
RJ Reynolds Berhad MYR1 ..................................................          40,600              32,152
Rothmans of Pall Mall Berhad MYR0.50 .....................................          44,200             182,340
Selangor Properties Berhad MYR1 ..........................................          44,800              13,696
Shell Refining Co. MYR1 ..................................................          46,200              34,034
Silverstone Berhad MYR1 ..................................................           4,543                   0
Sime Darby Berhad MYR0.50 ................................................         357,700             287,221
Sungei Way Holdings Berhad MYR1 ..........................................          52,400              11,966
Ta Enterprise Berhad MYR1 ................................................         110,000              24,918
Tan Chong Motor Holdings Berhad MYR0.50 ..................................         103,500              23,445
Tech Resources Industries Berhad MYR1 ....................................         116,200              42,372
Telekom Malaysia Berhad MYR1 .............................................         390,795             719,715
Tenaga Nasional Berhad MYR1 ..............................................         476,900             685,068
Time Engineering Berhad MYR1 .............................................         115,000              18,744
UMW Holdings Berhad MYR1 .................................................          41,300              30,424
United Engineers (Malaysia) Ltd. MYR0.50 .................................         122,000              62,237
YTL Corp., Berhad MYR0.50 ................................................         186,700             169,857
                                                                                                --------------
TOTAL COMMON STOCK
 (Cost $ 4,592,825) ......................................................                           4,920,829
                                                                                                --------------
STATE STREET BANK AND TRUST COMPANY COLLECTIVE                                    UNITS
                                                                                  --------
 INVESTMENT FUNDS--99.6%
Daily MSCI Europe Securities Lending Index Fund (b) ......................      47,870,504         498,571,296
Daily MSCI Europe Index Fund (b) .........................................      34,318,248         357,424,554
Daily MSCI Japan Securities Lending Index Fund (b) .......................      14,455,334         145,984,415
Daily MSCI Japan Index Fund (b) ..........................................      10,199,784         103,007,621
Daily MSCI Pacific Basin Ex Japan Securities Lending Index Fund (b) ......       3,808,938          37,971,300
Daily MSCI Pacific Basin Ex Japan Index Fund (b) .........................       2,791,298          27,826,449
                                                                                                --------------
TOTAL STATE STREET BANK AND TRUST COMPANY
 COLLECTIVE INVESTMENT FUNDS
 (Cost $ 1,134,708,324)...................................................                       1,170,785,635
                                                                                                --------------
TOTAL INVESTMENTS--100%
 (Cost $1,139,301,149) ...................................................                      $1,175,706,464
                                                                                                ==============


----------
(a) Issuer filed for bankruptcy

(b) Collective investment fund advised by State Street Global Advisors.

   The accompanying notes are an integral part of these financial statements.

                                    SAI-179

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       DAILY EAFE SECURITIES LENDING FUND
                          DAILY EAFE NON-LENDING FUND

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Daily EAFE Funds, (collectively the "Trust") were formed by State Street Bank and Company under a Declaration of Trust. The Trust is organized into separate regional funds and country funds and umbrella funds that hold Malaysian securities and units of the separate regional and country funds. State Street Bank is Trustee and custodian of each Fund. State Street Global Advisors, a division of State Street Bank, is each Fund's investment manager.

     The investment objective of Daily EAFE Securities Lending Fund (formerly Daily EAFE Fund) and Daily EAFE Non-Lending Fund (formerly Daily EAFE Fund Non-Lending) (collectively, the "Fund") is to closely match the performance of the MSCI EAFE Index, while providing daily liquidity. Effective December 18, 1998, the Fund achieves its objective primarily by investing in other collective investment funds managed by the Trustee. Prior to this date, the Fund achieved its objective by investing directly in the securities comprising the MSCI EAFE Index. On December 18, 1998, the Fund was reorganized and separate regional and country funds (the "underlying funds") were established. The Fund transferred all of its assets and liabilities, excluding Malaysian assets and liabilities, in exchange for units in the underlying funds. In conjunction with this reorganization, the Fund reissued units to the participants at $10.00 net asset value per unit. (Net asset value per unit prior to the reorganization was $14.95.)


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments for which market quotations are readily available are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Due to current market conditions in Malaysia, Malaysian Ringgits and securities quoted in Malaysian Ringgits are translated into U.S. dollars at the discounted exchange rate of 5.43 as set by the MSCI Index at December 31, 1998. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of its units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date or as soon as the Fund is informed of the dividend. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis; interest earned on foreign currency transaction accounts is recorded when the Trustee is first notified of the amount credited by the depository bank.


                                    SAI-180

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       DAILY EAFE SECURITIES LENDING FUND
                          DAILY EAFE NON-LENDING FUND

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

 C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS

     The accounting records of the Fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in Malaysian Ringgits are translated into U.S. dollars at the discounted exchange rate of
5.43 as set by the MSCI Index at December 31, 1998. Purchases and sales of securities, income and expenses denominated in a foreign currency other than Malaysian Ringgits are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions. Purchases and sales of securities, income and expenses denominated in Malaysian Ringgits are translated into U.S. dollars at the discounted exchange rate of 5.43 as set by the MSCI Index at December 31, 1998.

     Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investments in securities.

     The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against either specific transactions or portfolio positions. Such contracts are valued based upon the applicable forward exchange rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.


 D. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the closing market value of the securities bought or sold as of the valuation date. A transaction fee of .5% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund.


 F. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year, including custody, stamp duty, registration and audit fees. Prior to the reorganization on December 18,


                                    SAI-181

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       DAILY EAFE SECURITIES LENDING FUND
                          DAILY EAFE NON-LENDING FUND

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

1998, the Fund paid an annual fee of $50,000 for daily pricing services to the Trustee in its capacity as custodian. Effective December 18, 1998, the Trustee is paid an annual administration fee of $12,000.


 G. DISTRIBUTIONS TO PARTICIPANTS

     Net investment income (excluding securities lending fee income, if any) and net realized gains are retained by the Funds. Income generated by securities lending, if any, is distributed monthly to participants of the Lending Fund.


 H. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


3. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

     The participants in the Daily EAFE Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily EAFE Non-Lending Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

     Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly. At December 31, 1998, no securities were loaned by the Lending Fund.


4. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1998 were $1,513,436,882 and $1,038,397,579,


                                    SAI-182

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       DAILY EAFE SECURITIES LENDING FUND
                          DAILY EAFE NON-LENDING FUND

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

respectively, resulting in a net realized gain (loss) of $121,112,662. Net realized gain (loss) from foreign currency transactions amounted to $3,258,189 for the year ended December 31, 1998.


5. UNITS OF PARTICIPATION


     Participant transactions for the Fund were as follows:




                                                                   YEAR ENDED DECEMBER 31,
                                           ------------------------------------------------------------------------
                                                           1998                                 1997
                                           ------------------------------------   ---------------------------------
                                                 UNITS              AMOUNT             UNITS             AMOUNT
                                           ----------------   -----------------   ---------------   ---------------
DAILY EAFE SECURITIES LENDING
 FUND:
Units issued ...........................               --      $           --        15,192,231      $ 198,010,280
Units issued (1/1 - 12/18) .............       31,411,826         445,179,583                --                 --
Unit adjustment due to
 reorganization (see Note 1) ...........       21,818,970                  --                --                 --
Units issued (12/19 - 12/31) ...........        2,043,253          20,847,087                --                 --
Interfund tranfers .....................               --                  --         7,178,794         90,359,477
Units redeemed .........................               --                  --        (4,161,097)       (54,590,100)
Units redeemed (1/1 - 12/18) ...........      (13,403,233)       (193,021,523)               --                 --
Units redeemed (12/19 - 12/31) .........       (1,524,125)        (15,534,518)               --                 --
                                              -----------      --------------        ----------      -------------
 Total .................................       40,346,691      $  257,470,629        18,209,928      $ 233,779,657
                                              ===========      ==============        ==========      =============


                                    SAI-183

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       DAILY EAFE SECURITIES LENDING FUND
                          DAILY EAFE NON-LENDING FUND

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


                                                                           YEAR ENDED DECEMBER 31,
                                                  --------------------------------------------------------------------------
                                                                  1998                                  1997
                                                  ------------------------------------   -----------------------------------
                                                        UNITS              AMOUNT             UNITS              AMOUNT
                                                  ----------------   -----------------   ---------------   -----------------
DAILY EAFE NON-LENDING FUND:
Units issued ..................................               --      $           --        23,074,314      $  300,530,137
Units issued (1/1 - 12/18) ....................       36,983,239         515,657,645                --                  --
Unit adjustment due to
 reorganization (see Note 1) ..................       14,285,760                  --                --                  --
Units issued (19/19 - 12/31) ..................        5,482,183          55,176,247                --                  --
Interfund transfers ...........................               --                  --        (7,178,794)        (90,359,477)
Units redeemed ................................               --                  --       (19,477,225)       (244,208,430)
Units redeemed (1/1 - 12/18) ..................      (29,815,822)       (422,392,493)               --                  --
Units redeemed (12/19 - 12/31) ................       (1,132,216)        (11,607,115)               --                  --
Paid in capital from transaction fees .........               --             197,369                --             228,372
                                                     -----------      --------------       -----------      --------------
 Total ........................................       25,803,144      $  137,031,653        (3,581,705      $  (33,809,398)
                                                     -----------      --------------       -----------      --------------
Net increase (decrease) .......................       66,149,835      $  394,502,282        14,628,223      $  199,970,259
                                                     ===========      ==============       ===========      ==============

DAILY EAFE SECURITIES LENDING FUND

     Units in excess of 10% of the Lending Fund units outstanding at December 31, 1998 held by 3 of the Lending Fund's 15 unitholders aggregated 85% of the Lending Fund's total units outstanding.


DAILY EAFE NON-LENDING FUND

     Units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 1998 held by 2 of the Non-Lending Fund's 39 unitholders aggregated 34% of the Non-Lending Fund's total units outstanding.

     Participants in each of the Lending Fund or the Non-Lending Fund may exchange their units for units of the other fund on any valuation date.


6. FUTURES CONTRACTS

     The Fund may use futures contracts to manage exposure to the relevant equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.


                                    SAI-184

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                       DAILY EAFE SECURITIES LENDING FUND
                          DAILY EAFE NON-LENDING FUND

                    NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


7. FUND NAME CHANGE

     On December 4, 1998, the Fund declarations were amended resulting in name changes from the Daily EAFE Fund to the Daily EAFE Securities Lending Fund and from the Daily EAFE Fund Non-Lending to the Daily EAFE Non-Lending Fund.


                                    SAI-185

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Europe Index Fund



In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Europe Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Europe Index Fund at December 31, 1998, and the results of their operations, the changes in their net assets and their selected per unit data for the period December 18, 1998 (commencement of operations) through December 31, 1998, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 1998 by correspondence with the custodian and brokers, provides a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Boston, Massachusetts
March 5, 1999

                                    SAI-186

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 1998

--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value
 (cost $1,411,169,540)....................................................................  $1,466,606,980
Foreign currency .........................................................................       6,513,539
Foreign currency, segregated .............................................................      13,502,815
Investments in State Street Bank and Trust Company
 Quality A Short-Term Investment Fund, at value ..........................................      72,631,581
Receivable for investments sold ..........................................................       9,271,424
Receivable for open forward currency contracts ...........................................          86,093
Unrealized gain on open futures contracts ................................................       2,181,908
Dividends receivable .....................................................................         925,901
Interest receivable ......................................................................         173,335
Tax reclaims receivable ..................................................................         590,352
------------------------------------------------------------------------------------------  --------------
   Total assets ..........................................................................   1,572,483,928
------------------------------------------------------------------------------------------  --------------
LIABILITIES
Payable for collateral on securities loaned ..............................................      72,631,581
Payable for investments purchased ........................................................      22,092,345
Payable for open forward currency contracts ..............................................         129,741
Accrued expenses .........................................................................         185,987
------------------------------------------------------------------------------------------  --------------
   Total liabilities .....................................................................      95,039,654
------------------------------------------------------------------------------------------  --------------
NET ASSETS ...............................................................................  $1,477,444,274
==========================================================================================  ==============
Daily MSCI Europe Index Securities Lending Fund (47,870,504 units outstanding, at $10.42 per unit net
 asset value) ............................................................................  $  498,600,277
Daily MSCI Europe Index Fund (93,978,599 units outstanding, at $10.42 per unit net asset       978,843,997
------------------------------------------------------------------------------------------  --------------
  value)
-------------------------------------------------------------------------------------------
                                                                                            $1,477,444,274
                                                                                            --------------

   The accompanying notes are an integral part of these financial statements.

                                    SAI-187

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Operations
Period ended December 31, 1998*
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends (net of taxes withheld of $44,824).............................................    $   245,563
 Interest ................................................................................         73,588
-------------------------------------------------------------------------------------------   -----------
   Total investment income ...............................................................        319,151
-------------------------------------------------------------------------------------------   -----------
EXPENSES
 Audit ...................................................................................          5,569
 Custody .................................................................................         33,897
-------------------------------------------------------------------------------------------   -----------
   Total expenses ........................................................................         39,466
-------------------------------------------------------------------------------------------   -----------
   Net investment income .................................................................        279,685
-------------------------------------------------------------------------------------------   -----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, FUTURES CONTRACTS AND FOREIGN
CURRENCY
 TRANSACTIONS
 Net realized gain (loss):
  Foreign currency and related forward currency contracts ................................         (4,554)
-------------------------------------------------------------------------------------------   -----------
 Net change in unrealized appreciation (depreciation):
  Investments ............................................................................     55,437,440
  Futures contracts ......................................................................      1,983,118
  Foreign currency and related forward currency contracts ................................       (433,978)
-------------------------------------------------------------------------------------------   -----------
                                                                                               56,986,580
                                                                                              -----------
Net realized and unrealized gain (loss) on investments, futures contracts, foreign currency and related
 forward currency contracts ..............................................................     56,982,026
-------------------------------------------------------------------------------------------   -----------
Net increase (decrease) in net assets resulting from operations ..........................    $57,261,711
===========================================================================================   ===========

*     The Fund commenced operations on December 18, 1998.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-188

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Statement of Changes in Net Assets



                                                                                              PERIOD ENDED
                                                                                              DECEMBER 31,
                                                                                                 1998*
                                                                                           -----------------
FROM OPERATIONS
Net investment income ....................................................................  $      279,685
Net realized gain (loss) on foreign currency and related forward currency contracts ......          (4,554)
Net change in unrealized appreciation (depreciation) on investments, futures contracts, foreign currency and
 related forward currency contracts ......................................................      56,986,580
------------------------------------------------------------------------------------------  --------------
Net increase (decrease) in net assets resulting from operations ..........................      57,261,711
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ............   1,420,182,563
------------------------------------------------------------------------------------------  --------------
Net increase (decrease) in net assets ....................................................   1,477,444,274
NET ASSETS
 Beginning of period .....................................................................              --
------------------------------------------------------------------------------------------  --------------
 End of period ...........................................................................  $1,477,444,274
==========================================================================================  ==============

*     The Fund commenced operations on December 18, 1998.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-189

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)



                                                                          PERIOD ENDED
                                                                          DECEMBER 31,
                                                                             1998*
                                                                         -------------
Net investment income**(a) ...........................................     $   0.00
Net realized and unrealized gain (loss) ..............................         0.42
-----------------------------------------------------------------------    --------
Net increase (decrease) ..............................................         0.42
NET ASSET VALUE
Beginning of period ..................................................        10.00
-----------------------------------------------------------------------    --------
End of period ........................................................     $  10.42
-----------------------------------------------------------------------    --------
    Total return (%)*** ..............................................         4.20
-----------------------------------------------------------------------    --------
Ratio of expenses to average net assets (%)****(b) ...................         0.00
-----------------------------------------------------------------------    --------
Ratio of net investment income to average net assets (%)**** .........         0.02
-----------------------------------------------------------------------    --------
Portfolio turnover (%) ...............................................            0
-----------------------------------------------------------------------    --------
Net assets, end of period (000s) .....................................     $498,600
=======================================================================    ========

*     The Fund commenced operations on December 18, 1998.

** Net investment income per unit has been calculated based upon an average of units outstanding.

*** Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

****  Not annualized for the period ended December 31, 1998.

(a)        Zero amount represents that which is less than $.005 per unit.

(b)        Zero amount represents that which is less than .005%.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-190

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)



                                                                          PERIOD ENDED
                                                                          DECEMBER 31,
                                                                             1998*
                                                                         -------------
Net investment income**(a) ...........................................     $   0.00
Net realized and unrealized gain (loss) ..............................         0.42
-----------------------------------------------------------------------    --------
Net increase (decrease) ..............................................         0.42
NET ASSET VALUE
Beginning of period ..................................................        10.00
-----------------------------------------------------------------------    --------
End of period ........................................................     $  10.42
-----------------------------------------------------------------------    --------
    Total return (%)*** ..............................................         4.20
-----------------------------------------------------------------------    --------
Ratio of expenses to average net assets (%)****(b) ...................         0.00
-----------------------------------------------------------------------    --------
Ratio of net investment income to average net assets (%)**** .........         0.02
-----------------------------------------------------------------------    --------
Portfolio turnover (%) ...............................................            0
-----------------------------------------------------------------------    --------
Net assets, end of period (000s) .....................................     $978,844
=======================================================================    ========

*     The Fund commenced operations on December 18, 1998.

** Net investment income per unit has been calculated based upon an average of units outstanding.

*** Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

****  Not annualized for the period ended December 31, 1998.

(a)        Zero amount represents that which is less than $.005 per unit.

(b)        Zero amount represents that which is less than .005%.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-191

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY

DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



                                                                     PRINCIPAL          VALUE
                                                                 ----------------   ------------
LONG TERM DEBT 0.00%
ITALY -- 0.0%
Olivetti SpA (Cost $88,305) 6.50% 30-Sep-02 ..................   ITL 30,965,000      $  107,981
---------------------------------------------------------------  ----------------    ----------
COMMON STOCK -- 94.7%                                                 SHARES
---------------------------------------------------------------  ----------------    ----------
(unless otherwise noted)
AUSTRIA -- 0.4%
Austria Mikros Systeme International AG ATS100 ...............      700                  26,344
Austria Tabak ATS100 .........................................    2,400                 184,126
Austrian Airlines ATS100 .....................................    6,700                 240,142
Bank Austria AG ATS100 .......................................   28,618               1,456,048
Bau Holdings AG ATS100 .......................................    1,100                  51,160
Bohler Uddeholm ATS100 .......................................    2,800                 130,394
BWT AG ATS100 ................................................      400                  88,718
EA Generali AG ATS100 ........................................    1,700                 417,817
Flughafen Wien AG ATS100 .....................................    5,200                 255,295
Lenzing AG ATS100 ............................................      900                  56,067
Mayr Melnhof Karto ATS100 ....................................    3,000                 140,296
Oesterreichische Brau Beteiligungs AG ATS100 .................    2,300                 131,487
Oesterreichische Elektrizitaetswirtschafts AG ATS100 .........    7,700               1,177,533
OMV AG ATS100 ................................................    6,906                 651,228
Radex Heraklith Industriebeteiligungs AG ATS100 ..............    3,550                  92,552
Universale-Bau AG ATS100 .....................................    1,100                  39,426
Virg Technologie AG ATS100 Bearer ............................    3,800                 329,475
Wienerberger Baustoff Industrie ATS100 .......................    2,300                 457,721
                                                                                     ----------
                                                                                      5,925,829
                                                                                     ----------
BELGIUM -- 2.6%
Barco NV NPV .................................................    3,335                 941,686
Bekaert SA NPV ...............................................      595                 296,177
Cementbedrijven Cimenteries NPV ..............................    6,200                 613,634
CMB NPV ......................................................    2,575                 115,060
Colruyt Group SA NPV .........................................    1,055                 884,471
D Leteren Trading NPV ........................................    1,485                 819,170
Delhaize Le Lion SA NPV ......................................   13,955               1,234,929
Electrabel SA NPV ............................................   14,635               6,432,921
Electrabel SA NPV Vvpr Strip .................................      585                     136
Fortis AG NPV ................................................   21,485               7,786,517
Fortis AG NPV Vvpr Strip .....................................    5,180                     302
5,180 Fortis AG Cert Value GTD 20July 01 .....................    5,180                  23,372
Generale de Banque Put Wts 15Nov99 Tractebel .................       24                       4
Glaverbel SA NPV .............................................    1,912                 253,243
Groupe Bruxelles Lambert NPV .................................    6,545               1,333,663
Kbc Bankverzekerin NPV Vvpr Strip ............................    2,830                     165
Kredietbank NV NPV ...........................................   79,425               6,288,755
Petrofina SA NPV .............................................    6,295               2,886,123

   The accompanying notes are an integral part of these financial statements.

                                    SAI-192

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)               SHARES         VALUE
----------------------------------------------------------   -----------   -------------
Solvay SA NPV ............................................       22.615     $ 1,705,041
Tractebel Capital NPV ....................................       22.850       4,436,603
UCB SA Capital NPV .......................................         390        2,406,794
Union Miniere SA NPV .....................................       6,855          261,008
                                                                            -----------
                                                                             38,719,774
                                                                            -----------
DENMARK -- 1.3%
Aarhus Oliefabrik A/S A DKK100 ...........................         812           23,603
Aarhus Oliefabrik A/S B DKK100 ...........................         152            4,538
Bang & Olufsen Holding DKK10 Ser B .......................       3,655          222,826
Carlsberg Brewery A/S A DKK20 ............................       9,613          558,865
Carlsberg Brewery A/S B DKK20 ............................       7,812          451,706
D/S AF 1912 B DKK1000 ....................................         295        2,062,663
D/S Svendborg B DKK1000 ..................................         200        2,026,917
Danisco A/S DKK20 ........................................      16,385          888,202
Den Danske Bank A/S DKK100 ...............................      14,451        1,941,378
FLS Industries DKK20 Ser B ...............................      12,570          256,758
GN Store Nord DKK20 ......................................      10,015          354,062
ISS International Service System A/S DKK20 Ser B .........       8,112          527,685
Korn Og Foderstof DKK20 ..................................       3,085           58,061
Lauritzen Holdings A/S B DKK20 ...........................         688           47,446
NKT Holding A/S DKK100 ...................................       2,046          128,591
Novo Nordisk AS DKK10 Ser B ..............................      20,489        2,704,246
Ostasiatiske Kompagni DKK100 .............................       5,482           37,900
Radiometer A/S B Shares DKK20 ............................       2,821          148,489
SAS Danmark A/S DKK10 ....................................      12,869          145,587
Superfos A/S DKK20 .......................................       8,455          124,879
Tele Danmark A/S DKK10 Ser B .............................      33,106        4,468,338
Unidanmark A/S A DKK100 Regd .............................      13,531        1,222,486
                                                                            -----------
                                                                             18,405,226
                                                                            -----------
FINLAND -- 2.0%
Ameri Group A FIM20 ......................................       6,025           62,710
Asko FIM10 ...............................................       9,800          167,808
Cultor Oyj Ser 1 FIM6 ....................................      11,100          113,997
Cultor Oyj Ser 2 FIM6 ....................................       6,100           62,647
Finnlines FIM10 ..........................................       5,000          215,275
Instrumentarium Corp. Ser A FIM10 ........................       3,800          156,104
Instrumentarium Corp. Ser B FIM10 ........................       2,100           86,641
Kemira Oy Ord FIM10 ......................................      33,200          239,331
Kesko Oy FIM10 ...........................................      23,500          352,735
Kone Corp. B FIM50 .......................................       1,700          198,093
Metra Oy A FIM20 .........................................       3,500           64,286
Metra Oy B FIM20 .........................................      10,300          179,014
Nokia AB Oy Ser A FIM2.5 .................................     115,900       14,191,961
Nokia AB Oy Ser K FIM2.5 .................................      38,000        4,653,102
Outokumpu Oy A FIM10 .....................................      32,100          296,700
Oyj Hartwall Abp A FIM1 ..................................      15,300          249,295

   The accompanying notes are an integral part of these financial statements.

                                    SAI-193

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)            SHARES         VALUE
--------------------------------------------------------   ----------   -------------
Pohjola Ord Ser A FIM5 .................................      5,200      $   282,425
Pohjola Ser B FIM5 .....................................      5,300          290,997
Raisio Yhtyma Oyj FIM1 Convertible .....................     42,000          464,520
Rautaruukki Oy Ord .....................................     33,800          219,624
Sampo Ser A FIM5 .......................................     15,600          596,174
Sonera Group PLC FIM 2.50 ..............................    110,200        1,958,806
Stockmann Oyj Abp A FIM10 ..............................      6,300          158,082
Stockmann Oyj Abp B Shs FIM10 ..........................      6,025          113,758
Tieto Corp FIM5 ........................................     13,400          600,756
Unitas Ltd. Ser A FIM10 ................................    212,820        1,353,429
UPM Kymmene Oy FIM10 ...................................     69,895        1,960,206
Valmet Corp. FIM10 .....................................     19,800          265,914
                                                                         -----------
                                                                          29,554,390
                                                                         -----------
FRANCE -- 11.8%
Accor SA FRF100 ........................................      8,916        1,931,318
Air Liquide FRF70 ......................................     13,172        2,416,986
Air Liquide FRF70 Prime ................................      2,427          445,340
Air Liquide L FRF70 ....................................      5,154          945,729
Alcatel Alsthom CGE FRF40 ..............................     44,785        5,483,870
AXA FRF60 ..............................................     87,896       12,745,374
AXA UAP CVG Wts 31Dec01 FRF800 .........................      1,013            4,896
Banque Nationale de Paris FRF25 ........................     54,291        4,472,732
Bic FRF25 ..............................................     13,900          771,392
Bongrain Group FRF50 ...................................        510          228,249
Bouygues SA FRF50 ......................................      6,328        1,305,021
Canal Plus FRF20 .......................................      7,848        2,142,532
Cap Gemini Sogeti SA FRF40 .............................     16,550        2,657,596
Carrefour SA FRF100 ....................................      9,673        7,305,823
Chargeurs International FRF100 .........................      1,900          105,102
Club Mediterranee SA FRF25 .............................      3,737          335,834
Coflexip FRF10 .........................................      3,900          264,608
Compagnie de St. Gobain FRF100 .........................     22,580        3,189,329
Compagnie Generale de Geophysique FRF10 ................      1,275           74,341
Compagnie Generale des Eaux FRF100 .....................     40,686       10,561,156
Compagnie Par Reesco FRF50 .............................      2,814          129,970
Credit National SA FRF100 ..............................      3,712          239,226
Dassault Systemes FRF5 .................................     13,200          620,772
Dollfus-Mieg & Cie FRF75 ...............................        850            9,906
Eaux (Cie General) Wts 02May01 Eaux C.G FRF900 .........      6,876           17,848
Eridania Beghin-Say FRF65 ..............................      6,574        1,138,032
Essilor International Compagnie Generale FRF20 .........      2,410          949,157
Etab Eco Casino Guich Perr & Co. FRF10 .................     16,646        1,734,328
Europe 1 Communication FRF100 Regd .....................        214           49,995
France Telecom FRF .....................................    199,950       15,892,888
Group Le Finance de Consolidated FRF100 ................        475           56,548
Groupe Danone FRF10 ....................................     18,251        5,227,633
GTM Entrepose FRF50 ....................................      3,686          382,721
Imetal SA FRF50 ........................................      3,775          378,446

   The accompanying notes are an integral part of these financial statements.

                                    SAI-194

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)      SHARES         VALUE
---------------------------------------------------   --------   --------------
L'Oreal SA FRF10 ..................................    16,909     $ 12,229,191
Lafarge FRF25 Prime Fidel 2000 Reg ................     8,813          837,754
Lafarge Coppee FRF25 Br ...........................    18,548        1,763,153
Lagardere Groupe FRF40 Regd .......................    30,165        1,282,524
Legrand SA FRF10 Post Sub .........................     6,970        1,847,933
Louis Vuitton Moet Hennessy FRF10 .................    22,081        4,371,921
Lyonnaise des Eaux-Dumer FRF60 ....................    34,532        7,096,792
Michelin FRF12 Regd Class B .......................    34,815        1,392,972
Moulinex SA FRF10 .................................     4,324           66,571
Nord Est FRF50 ....................................     3,550           95,327
Paribas FRF100 ....................................    40,974        3,562,664
Pathe FRF100 ......................................     1,950          544,575
Pechiney SA A FRF100 Ord ..........................    20,100          656,685
Pernod Ricard SA FRF20 ............................    13,917          904,379
Peugeot SA FRF35 ..................................    12,529        1,940,131
Pinault Printemps Redo FRF20 ......................    28,640        5,475,739
Primagaz FRF10 ....................................     5,050          479,144
Promodes SA FRF20 .................................     4,800        3,492,154
Rhone Poulenc SA FRF25 Ord A Shares ...............    91,856        4,729,278
SAGEM FRF50 .......................................     1,050          695,488
Sanofi SA FRF25 ...................................    26,667        4,391,981
SEB SA FRF20 ......................................     3,800          316,326
Sefimeg FRF100 Regd ...............................     3,898          275,637
Seita FRF50 .......................................    12,750          798,871
Sidel FRF15 .......................................     8,250          700,053
Simco FRF100 Regd .................................     4,276          388,100
Skis Rossignol FRF25 Post Sub .....................     3,050           44,227
Societe Eurafrance FRF200 .........................     1,039          688,202
Societe Generale Bank FRF30 .......................    24,981        4,047,220
Societe National Elf Aquitaine FRF50 ..............    68,755        7,951,247
Sodexho SA FRF100 .................................     8,414        1,882,829
Sommer Allibert FRF5 ..............................     5,400          146,069
Spie Batignolles FRF50 ............................    37,945        2,302,781
Technip FRF20 .....................................     4,100          386,072
Thomson CSF FRF20 .................................    35,105        1,508,268
TOTAL SA FRF50 B Shares ...........................    61,089        6,189,818
Unibail SA FRF100 Regd ............................     2,350          342,866
Usinor Sacilor FRF20 ..............................    60,850          675,929
Valeo FRF20 .......................................    19,049        1,501,820
Zodiac FRF10 ......................................     1,200          257,357
                                                                  ------------
                                                                   172,474,746
                                                                  ------------

   The accompanying notes are an integral part of these financial statements.

                                    SAI-195

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)              SHARES         VALUE
----------------------------------------------------------   ----------   -------------
GERMANY -- 13.2%
Aachener & Muenchener Beteiligungs DEM5 ..................      2,350      $   276,691
Aachener & Muenchener Beteiligungs Reg DEM5 Vink .........     10,520        1,547,500
Adidas AG DEM5 ...........................................     11,750        1,276,925
AGIV AG DEM5 .............................................      9,500          245,268
Allianz AG DEM5 Regd .....................................     61,595       22,596,205
BASF AG DEM5 .............................................    158,850        6,065,871
Bayer AG DEM5 ............................................    187,100        7,813,035
Bayer Vereinsbank DEM5 ...................................    118,897        9,316,017
Beiersdorf AG Ser A B C DEM5 Var .........................     21,700        1,498,326
Bilfinger & Berger DEM5 ..................................      8,650          220,726
Brau & Brunnen AG DEM50 ..................................      1,071           95,813
Buderus AG DEM50 .........................................        650          236,892
CKAG Colonia Konzern DEM5 ................................      6,590          747,818
Continental AG DEM5 ......................................     29,450          813,377
Daimlerchrysler AG Ord NPV Regd ..........................    248,534       24,547,121
Degussa AG DEM5 ..........................................     23,350        1,283,495
Deutsche Bank AG DEM5 ....................................    136,880        8,058,170
Deutsche Telekom DEM5 ....................................    566,100       18,626,127
Douglas Hldg AG NPV Rfd 1Jul98 ...........................        405           21,885
Douglas Holding AG DEM5 ..................................      8,000          485,132
Dresdner Bank AG DEM5 ....................................    128,000        5,379,685
Dyckerhoff AG DEM50 ......................................        121           33,056
Escada AG DEM50 ..........................................        200           32,422
FAG Kugelfischer DEM5 ....................................     15,350          130,411
Heidelberg Zement DEM5 ...................................     12,761          996,040
Herlitz AG DEM50 .........................................        405           13,374
Hochtief AG DEM5 .........................................     17,700          690,773
Holsten Brauerei AG DEM50 ................................        212           43,940
IWKA AG NPV ..............................................      5,000           81,956
Karstadt AG DEM50 ........................................      2,233        1,166,425
Klockner Humboldt Deutz DEM5 .............................     14,150          131,685
Linde AG DEM50 ...........................................      2,238        1,377,313
Lufthansa AG DEM5 Regd Vink ..............................     97,850        2,162,009
MAN AG DEM50 .............................................      2,828          832,002
Mannesmann AG Ord NPV ....................................     96,800       11,100,884
Merck KGAA DEM5 ..........................................     44,300        1,994,866
Metro AG DEM5 ............................................     70,202        5,605,960
Munich Rahsurance Wts 3Jun2002 To Purch Ord ..............        490           22,801
Munich Reinsurance DEM5 ..................................        850          279,672
Munich Reinsurance DEM10 Vink DEM5 Pd Regd ...............     21,490       10,412,591
Preussag AG DEM50 ........................................      3,900        1,763,228
Rheinmetall AG DEM5 ......................................      4,450          115,156
RWE AG DEM5 ..............................................     93,730        5,135,235
Salamander AG DEM50 ......................................        400           72,049
SAP AG DEM5 ..............................................     15,850        6,851,894
Schering AG DEM5 .........................................     17,600        2,211,195

   The accompanying notes are an integral part of these financial statements.

                                    SAI-196

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                  SHARES           VALUE
-------------------------------------------------------------   ------------   --------------
SGL Carbon DEM5 .............................................        5,400      $    324,222
Siemens AG DEM5 .............................................      146,950         9,484,772
Strabag AG DEM50 ............................................          500            30,921
Thyssen AG DEM50 ............................................        8,700         1,614,608
VEBA AG DEM5 ................................................      127,350         7,623,299
VIAG AG DEM50 ...............................................        6,955         4,079,816
Volkswagen AG Ord NPV .......................................       79,510         6,349,247
                                                                                ------------
                                                                                 193,915,901
                                                                                ------------
IRELAND -- 0.7%
Allied Irish Banks PLC Ord IEP0.25 ..........................      225,460         4,043,996
Clondalkin Group Units 1 Ord IRP0.25+ A Ord .................       10,900            74,758
Crean (James) PLC Units .....................................       11,502            14,920
CRH PLC Ord IEP0.25 .........................................      100,800         1,743,388
DCC Ord IEP0.2. .............................................       21,900           192,651
Fyffes PLC Ord IEP0.05 ......................................       75,561           176,314
Greencore Group Ord IEP0.50 .................................       50,148           231,788
Independent Newspapers PLC Ord IEP0.25 ......................       65,220           262,555
Irish Continental Group PLC Ord IEP0.50 .....................        6,808            80,698
Irish Life PLC Ord IEP0.10 ..................................       83,180           783,812
Irish Permanent Ord IEP0.25 .................................       24,400           367,440
Jefferson Smurfit Group PLC Ord IEP0.25 .....................      286,555           516,974
Jurys Hotel Group Ord IEP0.25 Dublin Listing ................       11,500            87,447
Kerry Group PLC Ord IEP0.10 .................................       42,900           585,267
Ryanair Holdings Ord IEP0.04 ................................       42,900           307,025
Tullow Oil Ord IEP0.1 Dublin Listing ........................       60,000            49,203
Waterford Wedgewood PLC Ord IEP0.05 .........................      192,388           163,504
                                                                                ------------
                                                                                   9,681,740
                                                                                ------------
ITALY -- 6.5%
Alitalia Linee ITL1000 Post Cons ............................      564,000         2,086,492
Arnoldo Mondadori Editore SpA ITL1000 Ord. ..................       31,000           410,791
Assicurazioni Generali ITL2000 ..............................      245,957        10,292,383
Banca Commerciale Italiana SpA ITL1000 ......................      443,350         3,065,203
Banca Populare di Milano ITL1000 ............................       61,200           556,737
Banco Ambrosiano Veneto SpA Ord ITL1000 .....................      447,033         2,688,066
Banco Ambrosiano Veneto SpA ITL1000 Non Conv ................      183,833           561,904
Benetton Group SpA ITL250 ...................................      453,240           915,335
Bulgari SpA ITL125 ..........................................       71,000           424,133
Burgo Cartiere SpA ITL5000 ..................................       30,400           195,981
Cementir SpA ITL1000 ........................................       63,100            72,709
Cogefar Impresit SpA ITL1000 ................................      150,300           136,181
Credito Italiano SA ITL500 ..................................      920,500         5,468,093
Danieli & Cofficine Meccaniebe SpA ITL2000 ..................        8,100            58,949
Danieli & Cofficine Meccaniebe SpA ITL2000 Non Conv .........        8,100            32,323
Edison SpA ITL1000 ..........................................      156,600         1,848,646
ENI SpA ITL1000 Regd ........................................    1,991,200        13,042,063
Falck, Accia & Ferr Lombarde ITL2500 ........................       14,880           121,376

   The accompanying notes are an integral part of these financial statements.

                                    SAI-197

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES          VALUE
---------------------------------------------------   ------------   -------------
Fiat SpA ITL1000 ..................................      912,623      $ 3,176,954
Fiat SpA ITL1000 Non Conv .........................      199,869          400,007
Gilardini Industriale SpA ITL1000 .................      149,700          259,654
INA Ist Nazionale Assoc ITL1000 ...................      994,500        2,632,672
Italcementi SpA ITL2000 ...........................       42,910          473,628
Italcementi SpA ITL2000 Non Conv ..................       25,200          128,377
Italgas ITL1000 ...................................      172,660          936,655
La Rinascente SpA ITL1000 .........................       53,372          550,101
La Rinascente SpA ITL1000 Non Conv ................       11,100           66,241
Marzotto & Figli SpA ITL1000 ......................       18,400          203,094
Mediaset ITL1000 ..................................      290,400        2,359,984
Mediobanca SpA ITL1000 ............................      141,039        1,963,042
Mediobanca Spa C/W 31Dec00 Ord Itl16000 ...........       12,673           46,038
Milano Assicurazioni SpA ITL1000 ..................       11,730           47,023
Montedison SpA ITL1000 Non Conv ...................      184,500          184,624
Montedison SpA New ITL1000 Post Cons ..............    1,232,727        1,641,002
Olivetti & C SpA ITL1000 Non Conv .................        1,000            3,208
Olivetti SpA ITL1000 ..............................      675,243        2,354,700
Olivetti SpA Wts31 8 02 Ord Itl1000 ...............       30,965           89,389
Parmalat Finanziaria SpA ITL1000 ..................      365,500          700,458
Pirelli SpA ITL1000 ...............................      436,083        1,400,370
Pirelli SpA ITL1000 Non Conv ......................       23,200           57,265
RAS SpA ITL1000 ...................................       92,576        1,344,657
RAS SpA ITL1000 Non Conv ..........................       37,913          380,535
Reno de Medici ITL1000 Ser A ......................       20,730           59,253
Reno De Medici SpA ITL1000 ........................       19,100           60,234
S.A.I. ITL1000 Non Conv ...........................       15,100          100,734
S.A.I. ITL1000 ....................................       30,500          368,096
Sao Paolo Imi Spa ITL6000 .........................      354,549        6,278,657
Sirti SpA ITL1000 .................................       53,732          324,890
Snia BPD SpA ITL1000 Non Conv .....................       20,200           22,296
Snia BPD SpA ITL1000 ..............................      172,500          272,001
Telecom Italia Mobilia ITL50 Di Risp ..............      388,989        1,835,374
Telecom Italia Mobilia ITL50 ......................    1,646,365       12,181,300
Telecom Italia SpA Di Risp ITL1000 ................      223,819        1,411,686
Telecom Italia SpA ITL1000 ........................      913,535        7,811,815
Unione Immobiliare ITL125 .........................    1,071,500          560,154
                                                                      -----------
                                                                       94,663,533
                                                                      -----------
NETHERLANDS -- 8.7%
ABN Amro Holdings NV NLG1.25 ......................      381,440        8,028,527
Aegon NV NLG0.50 ..................................      154,218       18,949,900
Ahold (Kon.) NV NLG0.50 ...........................      165,720        6,128,398
Akzo Nobel NV NLG5 ................................       71,579        3,261,101
Buhrmann NV NLG2.50 Post Cons .....................       19,551          350,043
Elsevier NV NLG0.10 ...............................      167,368        2,345,529
Getronics NV NLG 0.25 .............................       22,500        1,115,008
Hagemeyer NLG2.50 .................................       27,457        1,003,667

   The accompanying notes are an integral part of these financial statements.

                                    SAI-198

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES          VALUE
---------------------------------------------------   ----------   --------------
Heineken NV NLG5 ..................................     82,989      $  4,997,025
Hollandsche Beton NLG2 ............................      7,872            97,316
IHC Caland NV NLG2 ................................      6,574           273,235
ING Groep NV CVA NLG1 .............................    249,007        15,192,512
KLM Royal Dutch Airlines NLG20 ....................     17,921           542,404
Kon Hoogovens NV CVA NLG20 ........................      8,995           249,240
Koninklijke Pakhoed NV CVA NLG5 ...................      7,806           197,160
KPN NV NLG10 ......................................    125,754         6,298,864
Nedlloyd Groep NV NLG10 ...........................      5,549            75,399
Oce NV NLG1 .......................................     19,785           711,627
Philips Electronics NV NLG10 ......................     96,704         6,492,733
Royal Dutch Petroleum NLG1.25 .....................    567,484        28,273,384
Stad Rotterdam CVA NLG2.5 .........................      5,392           488,440
Stork NV NLG10 ....................................      7,264           166,053
Tnt Post Groep NV NLG1 ............................    125,754         4,054,056
Unilever NV CVA NLG1 ..............................    169,418        14,489,291
Vedior NLG1 W.I.05Jun97 ...........................     18,837           371,386
Wolters Kluwer NV CVA NLG1 ........................     18,246         3,906,521
                                                                    ------------
                                                                     128,058,819
                                                                    ------------
NORWAY -- 0.5%
Aker A/S NOK20 B ..................................      5,360            47,840
Aker A/S NOK20 Ser A ..............................     14,400           151,205
Ask ASA NOK2 ......................................      9,900            61,073
Bergesen DY A/S NOK2.5 A ..........................     13,600           162,441
Bergesen DY ASA NOK2.5 B (Non Vtg) ................      5,600            64,682
Christiania Bank NOK7 .............................    146,700           508,335
Den Norske Bank NOK10 .............................    170,400           588,221
Dyno Industrier ASA NOK20 .........................      6,400            94,924
Elkem ASA NOK20 A .................................     12,200           145,719
Hafslund ASA NOK1 Ser A ...........................     16,947           106,770
Hafslund ASA NOK1 Ser B ...........................     11,767            50,041
Helikopter Service ASA NOK11.5 ....................      5,000            23,626
Kvaerner A/S NOK12.50 .............................      8,600           169,319
Kvaerner ASA NOK12.5 B ............................      2,500            41,017
Leif Hoegh & Co., ASA NOK2 ........................      7,400            86,445
Merkantildata ASA NOK1 ............................     25,100           247,087
Norsk Hydro ASA NOK20 .............................     60,966         2,056,536
Norske Skogsindustrier ASA NOK20 A ................      7,300           212,712
Norske Skogsindustrier ASA NOK20 B ................      2,300            57,660
Orkla ASA A NOK6.25 ...............................     42,000           625,692
Orkla ASA B NOK6.25 ...............................      9,800           127,987
Petroleum Geo Svs NOK5 Post Re Org ................     23,300           296,649
SAS Norge ASA NOK10 Ser B .........................     12,000           100,804
Schibsted A/S NOK1 ................................     17,600           221,768
Smedvig NOK3 Ser B ................................      3,600            27,406
Smedvig A/S NOK3 ..................................      6,900            57,962
Tomra Systems A/S NOK4 ............................     10,900           357,670

   The accompanying notes are an integral part of these financial statements.

                                    SAI-199

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                      SHARES         VALUE
------------------------------------------------------------------   ----------   -------------
Unified Storebrand ASA A NOK20 ...................................     73,700      $   556,225
Unitor Ships Service NOK12.5 .....................................      4,900           47,593
Vard A/S NOK2 A ..................................................     60,327          142,528
                                                                                   -----------
                                                                                     7,437,937
                                                                                   -----------
PORTUGAL -- 0.9%
Banco Commerce Portugues SA Ord PTE1000 Regd .....................     52,296        1,607,841
Banco Espirito Santo e Comercial de Lisboa PTE1000 Regd ..........     31,167          967,357
Banco Port de Invest PTE1000 Regd ................................     19,600          665,170
Banco Totta E'Acores PTE1000 Regd ................................     12,000          288,180
Brisa Auto Estrada PTE1000 .......................................     15,100          888,876
Cia Celulose Caima PTE1200 .......................................        400            4,864
Cimpor Ciment Port PTE1000 .......................................     21,200          676,753
Cin Corp. Indiana Norte PTE1000 ..................................        800           31,981
Colep (Cia Port Emb) PTE1000 .....................................      2,500           18,670
Cort Amorim SA PTE1000 ...........................................      3,200           45,921
EFACEC Empresea Fabril de Maquinas Electricas SA PTE1000 .........      2,200           22,654
Elec De Portugal PTE1000 .........................................    159,100        3,503,004
Engil Sgps PTE1000 ...............................................      3,473           23,597
Inapa Prov Ctf/New Shs ...........................................      1,666           17,565
Inapa Investor Participating Ges Ord PTE1000 .....................      5,900           62,205
Jeronimo Martins PTE1000 .........................................     17,500          957,377
Portucel Industria PTE1000 .......................................     21,900          143,668
Portugal Telecom SA PTE1000 ......................................     50,400        2,310,891
Seguros Tranquilid PTE1000 Regd ..................................      4,700          150,007
Soares Costa New Shs Prov Ctf ....................................      1,040            3,533
Soares da Costa PTE1000 ..........................................      3,600           12,230
Societe Empre Somague PTE1000 ....................................      4,072           23,732
Sonae Investimento Ord PTE1000 ...................................      9,900          481,295
Unicer (Uniao Cervejeira SA) PTE1000 Regd ........................      4,900          116,927
                                                                                   -----------
                                                                                    13,024,298
                                                                                   -----------
SPAIN -- 4.3%
Acerinox SA ESP160 Regd ..........................................     14,520          338,684
ACS Actividades Co ESP250 ........................................     11,800          466,366
Aguas de Barcelona ESP500 Rfd 01Jan ..............................         59          993,956
Aguila SA ESP500 .................................................      8,307           80,320
Argentaria Corp Bancania di bispaz ESP125 Regd ...................    124,350        3,225,224
Asturiana de Zinc ESP525 .........................................     10,100           88,033
Autopistas Concesionaria Espanola SA ESP500 ......................     62,299        1,037,648
Azucarera Ebro Agr ESP100 ........................................     16,800          371,117
Bco Bilbao Vizcaya ESP90 .........................................    518,326        8,139,351
Bco Central Hispan ESP84 Regd ....................................    280,661        3,337,634
Bco Santander SA ESP 115 Regd ....................................    297,113        5,913,268
Corp Mapfre SA ESP250 ............................................     15,096          410,185
Corporacion Financiera Alba SA ESP1000 ...........................      3,500          585,428
Cortefiel SA ESP50 ...............................................      9,700          256,035

   The accompanying notes are an integral part of these financial statements.

                                    SAI-200

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)       SHARES         VALUE
---------------------------------------------------   ----------   -------------
Dragados Y Construciones SA ESP500 ................      4,318      $   528,495
Empresa Nacional de Celulosas ESP1000 .............      4,950           83,145
Endesa SA ESP200 ..................................    249,398        6,618,165
Ercros SA ESP500 ..................................     35,750           48,191
Faes Esp Prod Quim ESP50 Regd .....................      6,900          112,004
Fomento de Cunstruc y Contra ESP250 ...............     14,850        1,105,696
Gas Natural Sdg ESP500 ............................     37,940        4,136,972
General de Aguas d' Barcelona ESP500 ..............     11,244          753,878
Iberdrola SA ESP500 ...............................    228,854        4,288,247
Inmobiliaria Urbis SA Ser 1 ESP500 ................     10,350          161,067
Metrovacesa ESP250 ................................     12,076          363,069
Portland Valderrivas ESP160 .......................      5,400          221,044
Prosegur Seguridad ESP100 Regd ....................     14,950          174,621
Puleva SA ESP10 Split .............................    212,500          142,475
Repsol SA ESP500 ..................................     76,176        4,069,779
Sol Melia SA ESP100 ...............................      7,650          267,253
Tabacalera SA ESP100 Ser A Regd ...................     45,665        1,153,781
Telefonica de Espana SA ESP500 ....................    260,157       11,585,684
Telefonica SA Bonus Rts Exp 30Jan1999 .............    260,157          231,346
Telepizza ESP5 ....................................     53,200          506,876
Union Electrica Fenosa SA ESP500 ..................     75,986        1,316,564
Uralita SA ESP500 .................................     12,662          141,194
Vallehermoso SA ESP165 ............................     32,130          460,324
Viscofan Envolturas Celulosi ESP100 ...............      6,105          197,768
Zardoya Otis ESP160 ...............................     15,460          483,359
                                                                    -----------
                                                                     63,404,246
                                                                    -----------
SWEDEN -- 3.6%
ABB AB Ser B SEK5 .................................     69,400          736,336
ABB AB Ser A SEK5 .................................    175,500        1,872,885
AGA AB A SEK5 .....................................     33,600          445,621
AGA AB B SEK5 .....................................     29,200          383,663
Asticus AB SEK10 ..................................      4,100           40,213
Astra AB Ser B SEK1.25 ............................     80,266        1,633,930
Astra AB Ser A SEK1.25 ............................    351,373        7,174,379
Atlas Copco AB A SEK5 .............................     31,500          691,749
Atlas Copco AB B SEK5 .............................     15,600          338,731
Diligentia SEK10 ..................................     16,200          113,922
Drott AB Ser B SEK2 ...............................     29,200          268,384
Electrolux AB Servb SEK5 ..........................     96,200        1,655,645
Ericsson LM Telephone B SEK2.5 ....................    512,420       12,201,166
Esselte AB A SEK12.5 ..............................      5,000           80,192
Esselte AB B SEK12.5 ..............................      3,900           63,993
Granges AB SEK25 ..................................      8,500          122,694
Hennes & Mauritz Ser B SEK1 .......................     54,300        4,434,818
Mandamus Fastighet SEK20 ..........................      2,480           13,921
Netcom Systems AB SEK5 Ser B ......................     27,100        1,103,319
OM Gruppen AB SEK2 ................................     21,700          273,072

   The accompanying notes are an integral part of these financial statements.

                                    SAI-201

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)          SHARES         VALUE
------------------------------------------------------   ----------   -------------
Sandvik AB A SEK5 ....................................     49,800      $   866,296
Sandvik AB B SEK5 ....................................     17,800          307,444
Securitas SEK1 Ser B .................................     80,500        1,251,366
Skandia Forsakring SEK1 ..............................    134,400        2,056,075
Skandinaviska Enskilda Banken A SEK10 ................    154,600        1,630,773
Skanska AB B SEK10 ...................................     29,900          829,988
SKF International AB B SEK12.5 .......................     16,600          193,534
SKF International AB A SEK12.5 .......................     12,900          146,419
Sparbanken Sverige AB SEK20 Ser A ....................     92,500        2,396,508
Ssab Svenskt Stal SEK25 Ser B ........................      8,300           79,359
Ssab Svenskt Stal SEK25 Ser A ........................     22,800          217,999
Stora Enso Oyj FIM10 Ser A ...........................     18,857          162,850
Stora Enso Oyj FIM10 Ser R ...........................     47,181          424,912
Svenska Cellulosa B SEK10 ............................     51,870        1,132,681
Svenska Handelsbanken B SEK10 ........................      5,500          211,029
Svenska Handelsbanken A SEK10 ........................     57,000        2,405,021
Swedish Match Co. SEK2 ...............................    115,600          420,725
Trelleborg AB B SEK25 ................................     30,100          245,092
Volvo AB A SEK5 ......................................     36,400          815,072
Volvo AB B SEK5 ......................................     79,600        1,826,602
WM-Data AB SEK5 Ser B ................................     19,100          815,319
                                                                       -----------
                                                                        52,083,697
                                                                       -----------
SWITZERLAND -- 10.8%
ABB AG CHFf50 Br .....................................      2,170        2,543,681
ABB AG CHF10 Regd ....................................      1,420          332,906
Adia SA CHF10 ........................................      4,498        2,053,355
Alusuisse Lonza Holdings AG CHF125 Regd ..............      1,662        1,936,101
CS Holding AG CHF20 Regd .............................     70,660       11,060,866
Danzas Holding AG CHFf10 Regd ........................        645          272,373
Forbo Holding CHF50 Regd .............................        365          159,449
Georg Fischer AG CHF100 Regd .........................        840          284,081
Grands Magasins Jelmoli CHF50 Br .....................        115          128,942
Grands Magasins Jelmoli CHF10 Regd ...................        370           80,817
Holderbank Financiere Glaris Ltd. CHF10 Regd .........        625          156,537
Holderbank Financiere Glaris Ltd. CHF50 Br ...........      1,814        2,147,508
Kuoni Reisen Holding CHF50 Regd Ser B ................         80          317,441
Merkur Holding AG CHF25 Regd .........................      1,065          288,062
Movenpick Holdings CHF50 Br ..........................        260          145,383
Movenpick Holdings Ptg Certs CHF50 ...................         15            8,409
Nestle SA CHF10 Regd .................................     10,459       22,768,707
Novartis AG CHF20 Regd ...............................     16,466       32,368,972
Novartis AG CHF20 Br .................................      1,742        3,424,435
Roche Holding Ltd. CHF100 Br .........................        426        7,715,245
Roche Holding Ltd. NPV ...............................      1,865       22,757,779
Sairgroup CHF69 Regd .................................      2,950          732,408
Schindler Holding AG CHF100 Regd .....................         35           59,629
Schindler Holding AG Ptg Certs CHF100 ................        350          560,619

   The accompanying notes are an integral part of these financial statements.

                                    SAI-202

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                                  SHARES           VALUE
-----------------------------------------------------------------------------   ------------   --------------
SGS Holding CHF100 Br .......................................................          397     $   388,768
SGS Holding CHF20 Regd ......................................................          220          51,897
Sika Finanz AG CHF60 Br .....................................................          620         185,980
SMH Swiss Corp. for Microelectronics & CHF10 Regd Watchmaking Industries Ltd         3,925     587,972 .
SMH Swiss Corp. for Microelectronics & Watchmaking Industries Ltd.CHF50 Br ..          938         580,495
Sulzer Brothers Ltd. CHF100 Regd ............................................          946         575,804
Swiss Reinsurance Co. CHF20 Regd ............................................        3,804       9,917,949
Swisscom AG CHF25(Regd) .....................................................       17,940       7,510,473
UBS AG CHF20 Regd ...........................................................       56,856      17,468,909
Zurich Allied AG CHF10 Regd .................................................       12,660       9,374,145
                                                                                               -----------
                                                                                               158,946,097
                                                                                               -----------
UNITED KINGDOM -- 27.4%
Abbey National PLC Ord GBP0.10 ..............................................      348,100       7,419,149
Allied Zurich Ord GBP0.25 ...................................................      435,953       6,560,685
AMEC PLC Ord GBP0.50 ........................................................       49,409         145,917
Amoco Corp USD ..............................................................      210,000      12,400,500
Anglian Water Ord GBP0.471428 ...............................................       65,740         914,128
Argyll Group PLC Ord GBP0.25 ................................................      267,853       1,345,874
Arjo Wiggins Appleton PLC Ord GBP0.25 .......................................      203,367         382,349
Associated British Foods PLC Ord GBP0.05 ....................................      220,400       2,079,197
BAA PLC Ord GBPO.1 ..........................................................      260,100       3,059,572
Barclays PLC Ord GBPO.1 .....................................................      376,800       8,181,301
Barratt Developments PLC Ord GBP0.10 ........................................       55,350         212,731
Bass Plc B Shs GBP0.955 .....................................................       87,500         135,392
Bass PLC Ord .28P ...........................................................      195,324       2,830,575
BBA Group PLC Ord GBP0.25 ...................................................      102,400         635,492
Berkeley Group PLC Ord GBP0.25 ..............................................       29,100         213,759
BG PLC Ord 1 2/15 ...........................................................      969,005       6,239,330
BICC PLC Ord GBP0.50 ........................................................       97,041         113,020
Blue Circle Industries PLC Ord GBP0.50 ......................................      183,242         960,365
BOC Group PLC Ord GBP0.25 ...................................................      119,098       1,710,079
Boots Co., PLC Ord GBP0.25 ..................................................      224,800       3,848,687
Bowthorpe Holdings PLC Ord GBP0.10 ..........................................       48,300         278,854
BPB Industries PLC Ord GBP0.50 ..............................................      126,100         461,571
Brit Amer Tobacco PLC Ord GBP0.25 ...........................................      381,153       3,361,059
British Aerospace Ord GBP0.025 ..............................................      444,076       3,790,318
British Airways PLC Ord GBP0.25 .............................................      255,000       1,756,473
British Land Co., PLC Ord GBP0.25 ...........................................      126,233         936,718
British Petroleum Co., PLC Ord GBP0.25 ......................................    1,443,610      21,520,822
British Sky Broadcast Ord.GBP0.50 ...........................................      423,500       3,213,063
British Steel PLC Ord GBP0.50 ...............................................      492,300         747,418
British Telecommunications PLC Ord GBP0.25 ..................................    1,580,400      23,954,458
Btr PLC Ord GBP0.30 10/13P. .................................................      810,732       1,665,886
Bunzl PLC Ord GBP0.25 .......................................................      106,100         414,843
Burmah Castrol PLC Ord GBPO.1 ...............................................       51,670         739,329
Cable & Wireless PLC Ord GBP0.25 ............................................      589,819       7,222,666
Cadbury Schweppes PLC Ord GBP0.25 ...........................................      248,880       4,265,090

   The accompanying notes are an integral part of these financial statements.

                                    SAI-203

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                               SHARES          VALUE
--------------------------------------------------------------------------   ------------   -------------
Caradon Ord GBP0.27777 ...................................................      125,900      $   215,757
Carlton Communications PLC Ord. GBP0.05 ..................................      149,110        1,374,414
Centrica PLC Ord GBP0.05 .................................................    1,092,200        2,244,244
Coats Viyella PLC Ord GBP0.20 ............................................      163,006           73,227
Commercial Union PLC Ord GBP0.25 .........................................      322,375        5,090,126
Compass Group Ord GBP0.025 ...............................................      166,500        1,903,145
Courtaulds Textile PLC Ord GBP0.25 .......................................       24,775           66,777
De La Rue Co., PLC Ord GBP0.25 ...........................................       53,798          181,703
Delta PLC Ord GBP0.25 ....................................................       35,300           65,193
Diageo PLC Ord GBX28.935185 ..............................................      886,385       49,844,069
Electrocomponents PLC Ord GBP0.10 ........................................      104,534          690,477
Elementis Ord GBP0.05 ....................................................       96,126          131,146
EMI Group PLC Ord GBP0.14 ................................................      192,320        1,289,527
English China Clays PLC Ord GBP0.25 ......................................       73,669          199,790
FKI PLC Ord. GBP0.10 .....................................................      135,920          303,032
FR Group PLC Ord GBP0.25 .................................................       22,680          263,013
General Electric Co., PLC Ord GBP0.05 ....................................      670,600        6,080,804
Gkn PLC Ord GBP0.50 ......................................................      176,300        2,346,623
Glaxo Holdings PLC Ord GBP0.25 ...........................................      881,000       30,371,526
Granada Group PLC Ord GBP0.25 ............................................      222,161        3,899,611
Great Portland Estates PLC Ord GBP0.50 ...................................       92,335          302,645
Great Universal Stores PLC Ord Stock GBP0.25 .............................      246,200        2,601,134
Guardian Royal Exchange Ord GBP0.0525 ....................................      214,069        1,200,286
Halifax Ord GBP0.20 ......................................................      620,900        8,793,864
Hammerson Property & Investment Development Corp., PLCOrd GBP0.25 ........       70,141          402,033
Hanson PLC Ord GBP02 .....................................................      158,950        1,266,768
Hepworth PLC Ord GBP0.25 .................................................       58,600          154,048
HSBC Holdings PLC Ord HKD10 ..............................................      445,598       11,306,131
HSBC Holdings PLC Ord GBP0.75 ............................................      215,514        5,945,125
Hyder PLC Ord GBP01.20 ...................................................       35,983          455,001
IMI PLC Ord GBP0.25 ......................................................       85,100          334,151
Imperial Chemical Industries PLC Ord GBPO1.0 .............................      177,400        1,539,249
Jarvis Ord 5P ............................................................       32,400          360,099
J. Sainsbury PLC Ord GBP0.25 .............................................      470,042        3,808,611
Johnson Matthey PLC Ord GBP01.00 .........................................       53,113          358,780
Kingfisher Ord GBP0.125 ..................................................      333,370        3,616,388
Ladbroke Group PLC Ord GBP0.10 ...........................................      288,378        1,161,124
Laird Group PLC Ord GBP0.25 ..............................................       33,300           90,309
Land Securities PLC Ord GBP0.1 ...........................................      135,400        1,734,644
Lasmo PLC Ord GBP0.25 ....................................................      236,757          393,916
Legal & General Group Ord 10P ............................................      313,725        4,097,507
Lex Service PLC Ord GBP0.25 ..............................................       27,216          174,336
Lonrho Ord GBP01 .........................................................       47,272          257,976
Lonrho Africa Ord GBP0.20 ................................................       24,572           22,894
Lucas Varity Ord GBP0.25 .................................................      345,166        1,154,317
Marks & Spencer PLC Ord GBP0.25 ..........................................      705,300        4,858,198
Marley Ord GBP0.16 .......................................................       79,032          160,422
MEPC PLC Ord GBP30.263157 ................................................       84,552          562,710

   The accompanying notes are an integral part of these financial statements.

                                    SAI-204

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)             SHARES          VALUE
--------------------------------------------------------   ------------   -------------
Meyer International PLC Ord GBP0.25 ....................       38,112      $   218,767
Misys Ord GBP0.01 ......................................      139,800        1,028,088
National Grid Co Ord 11 13/17P .........................      363,058        2,899,467
National Power PLC Ord GBP0.50 .........................      302,400        2,611,260
Next PLC Ord GBP0.10 ...................................       91,300          748,891
North West Water PLC Ord GBPO.1 ........................      134,933        1,874,587
Ocean Group Ord 28 1/2 .................................       36,170          454,958
Ocean Group Shs GBP0.6525 ..............................       20,300           22,967
P&O Holdings PLC Ord GBP0.1.00 .........................      155,963        1,847,577
Pearson PLC Ord GBP0.25 ................................      149,200        2,971,072
Pilkington PLC Ord GBP0.50 .............................      253,394          252,958
Provident Finl Ord GBX10.363636 ........................       65,329          959,771
Prudential Corp., PLC Ord GBP0.05 ......................      477,815        7,299,344
Racal Electronics PLC Ord GBP0.25 ......................       68,700          397,775
Railtrack Group Ord GBP0.25 ............................      124,494        3,251,989
Rank Group Ord GBP0.10 .................................      188,082          719,928
Reed International Ord GBP0.125 ........................      279,000        2,218,876
Rentokil Initial PLC Ord GBP0.01 .......................      704,500        5,333,267
Reuters Group PLC Ord GBP0.25 ..........................      360,993        3,813,937
Rexam Ord ..............................................      110,294          306,457
RMC Group PLC Ord GBP0.25 ..............................       63,550          870,195
Rolls Royce PLC Ord GBP0.20 ............................      362,061        1,505,992
Royal Bank of Scotland Group PLC Ord GBP0.25 ...........      213,279        3,491,758
RTZ Corp., PLC Ord GBP0.10 Regd ........................      263,872        3,073,211
Rugby Group PLC Ord GBP0.25 ............................      153,900          238,135
Schroders PLC Ord GBP0.1 ...............................       72,200        1,320,188
Scottish & Newcastle Breweries PLC Ord GBP0.20 .........      150,942        1,757,960
Scottish Hydro Electric PLC Ord GBP0.50 ................       62,535          705,950
Scottish Power PLC Ord GBP0.50 .........................      294,717        3,040,170
Sears PLC Ord GBP2.50 ..................................       36,620          157,195
Selfridges Ord GBP0.25 .................................       19,120           69,986
Siebe PLC Ord.GBP0.25 ..................................      517,300        2,035,516
Slough Estates PLC Ord GBP0.25 .........................       97,800          442,597
Smithkline Beecham Ord GBP0.0625 .......................    1,367,201       18,975,722
Smiths Industries PLC Ord GBP0.25 ......................       75,586        1,085,308
St James Place Capital PLC Ord GBP0.15 .................       97,900          470,740
Stagecoach Holdings Ord GBP0.005 .......................      319,000        1,279,112
Sun Alliance Group PLC Ord GBP0.25 .....................      385,887        3,145,989
Tarmac PLC Ord GBP0.50 .................................      230,903          432,198
Tate & Lyle PLC Ord.GBP0.25 ............................      109,124          588,256
Taylor Woodrow PLC Ord GBP0.25 .........................       94,259          236,026
TBS Group Ord GBP0.25 ..................................    1,329,818       18,961,557
Tesco PLC Ord GBP0.05 ..................................    1,628,220        4,740,805
Thames Water Ord GBP0.23 ...............................       85,466        1,649,500
TI Group PLC Ord GBP0.25 ...............................      123,723          666,440
Transport Dev Group Ord .01 ............................       18,517           73,170
Unigate PLC Ord GBP0.25 ................................       58,600          422,657
Unilever Ord GBP0.0125 .................................      803,500        9,050,561

   The accompanying notes are an integral part of these financial statements.

                                    SAI-205

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)            SHARES            VALUE
------------------------------------------------------   -------------   -----------------
Utd Biscuits Hldg Ord GBP0.29 ........................      115,477       $      454,389
Vickers Group Ord0.25 ................................       53,766              160,126
Vodafone Group PLC Ord GBP0.05 .......................      761,333           12,388,379
Williams Ord GBP0.28 .................................      179,576            1,027,798
Wilson Holdings PLC Ord GBP0.25 ......................       47,900               86,869
Wimpey (George) PLC Ord GBP0.25 ......................       87,500              159,049
Wolseley PLC Ord.GBP0.25 .............................      140,400              882,998
Zeneca Group Ord GBP0.25 .............................      233,800           10,199,483
                                                                          --------------
                                                                             402,541,461
                                                                          --------------
TOTAL COMMON STOCK
 (COST $ 1,334,195,333) ..............................                    $1,388,837,694
                                                                          --------------
PREFERRED STOCK -- 0.7%                                      SHARES            VALUE
-------------------------------------------------------     -------       --------------
(unless otherwise noted)
AUSTRIA -- 0.0%
Bau Holdings AG Pfd ATS100 ...........................          300       $       11,265
EA Generali AG Pfd ATS100 ............................          200               30,978
                                                                          --------------
                                                                                  42,243
                                                                          --------------
FRANCE -- 0.0%
Etab Eco Casino Guich Perr & Co. FRF10 Pfd ...........        4,454              286,248
                                                                          --------------
GERMANY -- 0.6%
CKAG Colonia Konzern Non Vtg Pfd DEM5 ................        1,200              122,484
Dyckerhoff AG Pfd DEM50 ..............................          570              158,112
Escada AG Pfd DEM50 ..................................          150               24,767
Friedrich Grohe AG Pfd DEM50 .........................          750              198,136
Herlitz AG Pfd DEM50 .................................          416               11,492
MAN AG Pfd DEM50 .....................................        1,100              222,573
Metro AG Non Vtg Pfd DEM5 ............................        6,260              301,814
Rheinmetall AG Non Vtg Pref DEM5 .....................        3,426               64,384
RWE AG Non Vtg Pfd DEM5 ..............................       52,800            1,927,464
SAP AG Pfd DEM5 ......................................       10,950            5,228,045
Volkswagen AG Non Vtg Prf NPV ........................       23,350            1,163,627
                                                                          --------------
                                                                               9,422,898
                                                                          --------------
ITALY -- 0.1%
Fiat SpA Privilege ITL1000 ...........................      259,435              501,124
La Rinascente SpA Privilege ITL1000 ..................        8,100               43,524
                                                                          --------------
                                                                                 544,648
                                                                          --------------
PORTUGAL -- 0.0%
Cin Corp Ind Norte PTE1000 Non Vtg N/Cum Prf .........          171                6,190
                                                                          --------------
TOTAL PREFERRED STOCK
 (COST $9,526,824) ...................................                        10,302,227
                                                                          --------------

   The accompanying notes are an integral part of these financial statements.

                                    SAI-206

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


                                                                              UNITS            VALUE
                                                                          ------------   -----------------
STATE STREET BANK AND TRUST COMPANY COLLECTIVE INVESTMENT FUNDS -- 4.6%
Short Term Investment Fund (a) ........................................   67,359,078      $   67,359,078
                                                                                          --------------
TOTAL INVESTMENTS -- 100%
 (COST $1,411,169,540).................................................                   $1,466,606,980
                                                                                          ==============

----------
(a) Collective investment fund advised by State Street Global Advisors.

   The accompanying notes are an integral part of these financial statements.

                                    SAI-207

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998

--------------------------------------------------------------------------------
At December 31, 1998, foreign currency balances totaling $ 13,502,815 were pledged to cover margin requirements for open futures contracts. The following long futures contracts were open at December 31, 1998:




     FUTURES         NUMBER OF        NOTIONAL         MATURITY        UNREALIZED
    CONTRACTS        CONTRACTS         VALUE             DATE          GAIN (LOSS)
-----------------   -----------   ---------------   --------------   --------------
DAX INDEX                39        $ 11,566,880     March 1999        $   290,069
IBEX INDEX               81        $  5,554,068     January 1999          112,953
CAC 40 INDEX            534        $ 18,372,244     March 1999            473,756
FTSE 100 INDEX          377        $ 36,126,106     March 1999            678,254
MIB 30 INDEX             51        $ 10,323,778     March 1999            626,325
OMX STOCK INDEX          51        $    462,632     January 1999              551
                                                                      -----------
                                                                      $ 2,181,908
                                                                      ===========



The following forward foreign currency contracts were open at December 31, 1998:




 SETTLEMENT             CONTRACTS TO             IN EXCHANGE     UNREALIZED
    DATE                  DELIVERY                   FOR         GAIN (LOSS)
------------           --------------           -------------   ------------
3/5/99         USD          600,962     DEM       1,000,000      $     975
3/5/99         USD        1,139,635     DEM       1,900,000          4,043
3/5/99         USD        3,537,850     DEM       5,870,000         (4,485)
3/5/99         USD        2,500,000     DEM       4,172,750         11,729
3/5/99         USD          660,185     DEM       1,100,000          1,945
3/5/99         USD        4,565,387     DEM       7,600,000          9,327
3/5/99         DEM        2,500,000     USD       1,493,964        (10,876)
3/5/99         DEM        4,000,000     USD       2,417,941         10,197
3/5/99         DEM        2,000,000     USD       1,207,292          3,420
3/5/99         USD        2,816,000     ESP     398,464,000         (3,120)
3/5/99         USD          335,945     ESP      47,600,000             78
3/5/99         USD        2,413,452     ESP     341,600,000         (1,992)
3/5/99         USD        9,240,036     FRF      51,605,600      $  19,516

   The accompanying notes are an integral part of these financial statements.

                                    SAI-208

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
DAILY MSCI EUROPE INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998

--------------------------------------------------------------------------------
Forward foreign currency contracts (continued)








 SETTLEMENT             CONTRACTS TO               IN EXCHANGE        UNREALIZED
    DATE                  DELIVERY                     FOR            GAIN (LOSS)
------------           --------------           -----------------   --------------
3/5/99         USD          661,896     FRF           3,700,000            1,992
3/5/99         USD          717,071     FRF           3,990,000           (1,149)
3/5/99         USD          572,758     FRF           3,200,000            1,415
3/5/99         USD        4,138,302     FRF          23,100,000            6,513
3/5/99         FRF        9,500,000     USD           1,692,198          (12,379)
3/5/99         FRF        7,000,000     USD           1,259,400            3,396
3/5/99         FRF        8,100,000     USD           1,457,752            4,376
3/5/99         USD       19,876,840     GBP          11,974,000          (23,049)
3/5/99         USD          828,100     GBP             500,000              938
3/5/99         USD          248,100     GBP             150,000              611
3/5/99         USD        1,009,260     GBP             600,000          (14,415)
3/5/99         USD        7,673,260     GBP           4,600,000          (46,115)
3/5/99         GBP          600,000     USD             993,300           (1,545)
3/5/99         GBP          400,000     USD             663,520              290
3/5/99         GBP          900,000     USD           1,497,600            5,332
3/5/99         USD        6,298,208     ITL      10,366,851,000           (8,427)
3/5/99         USD          408,015     ITL         672,000,000             (298)
3/5/99         USD        2,953,708     ITL       4,865,200,000           (1,891)
                                                                         -------
                                                                      $  (43,648)
                                                                      ==========

CURRENCY LEGEND
DEM German Mark
ESP Spanish Peseta
FRF French Franc
GBP  British Pound Sterling
ITL Italian Lira
SEK Swedish Krona


   The accompanying notes are an integral part of these financial statements.

                                    SAI-209

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND


                         NOTES TO FINANCIAL STATEMENTS
                 --SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Daily EAFE Funds, (collectively the "Trust") were formed by State Street Bank under a Declaration of Trust. The Trust is organized into separate regional funds and country funds (individually a "Fund") and umbrella funds that hold Malaysian securities and units of the separate regional and country funds. State Street Bank is Trustee and custodian of each Fund. State Street Global Advisors, a division of State Street Bank, is each Fund's investment manager.

     The investment objective of each fund is to closely match the performance of the relevant portion of the MSCI EAFE Index, while providing daily liquidity. Each Fund may invest in equity securities, equity-based derivatives, swaps, short-term instruments and foreign exchange contracts, as well as in commingled funds or mutual funds maintained by the Trustee.

     On December 18, 1998, the Daily EAFE Securities Lending-Fund and the Daily EAFE Non-Lending Fund (collectively, the "underlying fund") were reorganized and separate regional and country funds (the "new funds") were established. The underlying fund transferred all of its assets and liabilities, excluding Malaysian assets and liabilities, in exchange for units in the new funds.

 A. SECURITY VALUATION

     Investments for which market quotations are readily available are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Foreign currencies and foreign securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded.

 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of its units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date or as soon as the Fund is informed of the dividend. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis; interest earned on foreign currency transaction accounts is recorded when the Trustee is first notified of the amount credited by the depository bank.

 C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS

     The accounting records of the Fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.


                                    SAI-210

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND

                         NOTES TO FINANCIAL STATEMENTS
                             --SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investments in securities.

     The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against either specific transactions or portfolio positions. Such contracts are valued based upon the applicable forward exchange rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.

 D. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.

 E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the closing market value of the securities bought or sold as of the valuation date. A transaction fee of .5% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund.

 F. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year, including custody, stamp duty, registration and audit fees.

 G. DISTRIBUTIONS TO PARTICIPANTS

     Net investment income (excluding securities lending fee income, if any) and net realized gains are retained by the Funds. Income generated by securities lending, if any, is distributed monthly to participants of the Lending Fund.

 H. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


                                    SAI-211

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


1. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION


     The participants in the Daily MSCI Europe Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Europe Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.


     Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 1998, the market value of securities loaned by the Lending Fund was $70,303,042 against which was held cash collateral of $72,631,581 and securities of $844,266. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly. For the period ended December 31, 1998, no lending income was earned or distributed.


2. INVESTMENT TRANSACTIONS


     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the period ended December 31, 1998 were $1,343,810,462 and $0, respectively. Net realized gain (loss) from foreign currency transactions amounted to $(4,554) for the period ended December 31, 1998.


                                    SAI-212

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


3. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:




                                                             PERIOD ENDED
                                                           DECEMBER 31, 1998
                                                  -----------------------------------
                                                       UNITS             AMOUNT
                                                  --------------   ------------------
DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
Units issued ..................................     47,881,653       $  478,916,496
Units redeemed ................................        (11,149)            (116,048)
                                                    ----------       --------------
   Total ......................................     47,870,504       $  478,800,448
                                                    ----------       --------------
DAILY MSCI EUROPE INDEX FUND
Units issued ..................................     94,037,351       $  941,991,490
Units redeemed ................................        (58,752)            (609,375)
                                                    ----------       --------------
   Total ......................................     93,978,599       $  941,382,115
                                                    ----------       --------------
Net increase (decrease) .......................    141,849,103       $1,420,182,563
                                                   ===========       ==============

DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND

     All of the Lending Fund's units outstanding were held by one unitholder at December 31, 1998.


DAILY MSCI EUROPE INDEX FUND

     The Non-Lending Fund's two unitholders each held units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 1998.

     Participants in each of the Lending Fund or the Non-Lending Fund may exchange their units for units of the other fund on any valuation date.


4. FUTURES CONTRACTS

     The Fund may use futures contracts to manage exposure to the relevant equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.


                                    SAI-213

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                DAILY MSCI EUROPE INDEX SECURITIES LENDING FUND
                          DAILY MSCI EUROPE INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


5. SUBSEQUENT EVENTS

     Effective January 1, 1999, the notional amounts for German, Spanish, French and Italian futures contracts held by the Fund were redenominated from the local currency to Euro.


                                    SAI-214

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Daily MSCI Japan Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Japan Index Fund




In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Japan Index Fund at December 31, 1998, and the results of their operations, the changes in their net assets and their selected per unit data for the period December 18, 1998 (commencement of operations) through December 31, 1998, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 1998 by correspondence with the custodian and brokers, provides a reasonable basis for the opinion expressed above.




PricewaterhouseCoopers LLP
Boston, Massachusetts
March 5, 1999

                                    SAI-215

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 1998
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value
 (cost $759,030,118)......................................................................    $766,385,661
Foreign currency .........................................................................       2,575,968
Foreign currency, segregated .............................................................       8,885,586
Investments in State Street Bank and Trust Company Quality A Short-Term Investment Fund,        47,831,573
  at value
Receivable for Fund units issued .........................................................         926,748
Receivable for open forward currency contracts ...........................................       1,333,533
Dividends receivable .....................................................................         132,527
Interest receivable ......................................................................          66,961
-------------------------------------------------------------------------------------------   ------------
   Total assets ..........................................................................     828,138,557
-------------------------------------------------------------------------------------------   ------------
LIABILITIES
Payable for collateral on securities loaned ..............................................      47,831,573
Payable for investments purchased ........................................................       3,976,968
Payable for Fund units redeemed ..........................................................       2,604,313
Payable for open forward currency contracts ..............................................         112,420
Unrealized loss on open futures contracts ................................................       1,124,484
Accrued expenses .........................................................................          22,772
-------------------------------------------------------------------------------------------   ------------
   Total liabilities .....................................................................      55,672,530
-------------------------------------------------------------------------------------------   ------------
NET ASSETS ...............................................................................    $772,466,027
===========================================================================================   ============
Daily MSCI Japan Index Securities Lending Fund (14,455,334 units outstanding,
 at $10.10 per unit net asset value)......................................................    $145,983,573
Daily MSCI Japan Index Fund (62,034,467 units outstanding, at $10.10 per unit net asset        626,482,454
-------------------------------------------------------------------------------------------   ------------
  value)
-------------------------------------------------------------------------------------------
                                                                                              $772,466,027
                                                                                              ------------



   The accompanying notes are an integral part of these financial statements.

                                    SAI-216

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Statement of Operations
Period ended December 31, 1998*
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends (net of taxes withheld of $22,723)..........................................    $  123,702
 Interest .............................................................................        38,050
----------------------------------------------------------------------------------------   ----------
   Total investment income ............................................................       161,752
----------------------------------------------------------------------------------------   ----------
EXPENSES
 Audit ................................................................................         4,033
 Custody ..............................................................................         5,750
----------------------------------------------------------------------------------------   ----------
   Total expenses .....................................................................         9,783
----------------------------------------------------------------------------------------   ----------
   Net investment income ..............................................................       151,969
----------------------------------------------------------------------------------------   ----------
NET UNREALIZED GAIN (LOSS) ON INVESTMENTS, FUTURES CONTRACTS AND FOREIGN CURRENCY
TRANSACTIONS
 Net change in unrealized appreciation (depreciation):
  Investments .........................................................................     7,355,543
  Futures contracts ...................................................................      (652,106)
  Foreign currency and related forward currency contracts .............................       934,781
----------------------------------------------------------------------------------------   ----------
 Net unrealized gain (loss) on investments, futures contracts, foreign currency and related forward
  currency contracts ..................................................................     7,638,218
----------------------------------------------------------------------------------------   ----------
 Net increase (decrease) in net assets resulting from operations ......................    $7,790,187
========================================================================================   ==========

* The Fund commenced operations on December 18, 1998.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-217

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Statement of Changes in Net Assets



                                                                                               PERIOD ENDED
                                                                                               DECEMBER 31,
                                                                                                  1998*
                                                                                             ---------------
FROM OPERATIONS
 Net investment income ...................................................................    $    151,969
 Net change in unrealized appreciation (depreciation) on investments, futures contracts,
  foreign currency and related forward currency contracts ................................       7,638,218
-------------------------------------------------------------------------------------------   ------------
Net increase (decrease) in net assets resulting from operations ..........................       7,790,187
-------------------------------------------------------------------------------------------   ------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ............     764,675,840
-------------------------------------------------------------------------------------------   ------------
Net increase (decrease) in net assets ....................................................     772,466,027
NET ASSETS
 Beginning of period .....................................................................              --
-------------------------------------------------------------------------------------------   ------------
 End of period ...........................................................................    $772,466,027
===========================================================================================   ============

* The Fund commenced operations on December 18, 1998.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-218

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)




                                                                          PERIOD ENDED
                                                                          DECEMBER 31,
                                                                             1998*
                                                                         -------------
Net investment income** (a) ..........................................     $   0.00
Net realized and unrealized gain (loss) ..............................         0.10
-----------------------------------------------------------------------    --------
Net increase (decrease) ..............................................         0.10
NET ASSET VALUE
Beginning of period ..................................................        10.00
-----------------------------------------------------------------------    --------
End of period ........................................................     $  10.10
=======================================================================    ========
Total return (%)*** ..................................................         0.99
=======================================================================    ========
Ratio of expenses to average net assets (%)**** (b) ..................         0.00
Ratio of net investment income to average net assets (%)**** .........         0.02
Portfolio turnover (%) ...............................................            0
Net assets, end of period (000s) .....................................     $145,984
=======================================================================    ========



*     The Fund commenced operations on December 18, 1998.


** Net investment income per unit has been calculated based upon an average of units outstanding.

*** Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

****  Not annualized for the period ended December 31, 1998.

(a)        Zero amount represents that which is less than $.005 per unit.

(b)        Zero amount represents that which is less than .005%.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-219

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)




                                                                          PERIOD ENDED
                                                                          DECEMBER 31,
                                                                             1998*
                                                                         -------------
Net investment income** (a) ..........................................     $   0.00
Net realized and unrealized gain (loss) ..............................         0.10
-----------------------------------------------------------------------    --------
Net increase (decrease) ..............................................         0.10
NET ASSET VALUE
Beginning of period ..................................................        10.00
-----------------------------------------------------------------------    --------
End of period ........................................................     $  10.10
=======================================================================    ========
Total return (%)*** ..................................................         0.99
=======================================================================    ========
Ratio of expenses to average net assets (%)**** (b) ..................         0.00
Ratio of net investment income to average net assets (%)**** .........            0
Portfolio turnover (%) ...............................................            0
Net assets, end of period (000s) .....................................     $626,482
=======================================================================    ========



*     The Fund commenced operations on December 18, 1998.


** Net investment income per unit has been calculated based upon an average of units outstanding.

*** Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

****  Not annualized for the period ended December 31, 1998.

(a)        Zero amount represents that which is less than $.005 per unit.

(b)        Zero amount represents that which is less than .005%.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-220

--------------------------------------------------------------------------------
STATE STREET BANK AND TRUST COMPANY

DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



                                                     SHARES           VALUE
                                                  ------------   ---------------
COMMON STOCK 93.9% (unless otherwise noted)
Acom Co. JPY50 ................................       67,700      $  4,357,418
Advantest JPY50 ...............................       46,110         2,926,928
Ajinomoto Co., Inc. JPY50 .....................      300,000         3,191,585
Alps Electric Co. JPY50 .......................       82,000         1,508,467
Amada Co., Ltd. JPY50 .........................      134,000           649,825
Amano Corp. JPY50 .............................       45,000           425,678
Aoki Corp. JPY50 ..............................      212,000           101,492
Aoyama Trading Co. JPY50 ......................       33,400           935,702
Arabian Oil Co. JPY500 ........................       24,400           313,878
Asahi Bank JPY50` .............................    1,072,000           934,586
Asahi Breweries JPY50 .........................      227,000         3,350,766
Asahi Chemical Industry JPY50 .................      667,000         3,187,268
Asahi Glass Co., Ltd. JPY50 ...................      543,000         3,374,596
Ashikaga Bank JPY50 ...........................      286,000           512,179
Autobacs Seven JPY50 ..........................       17,000           572,712
Bank of Tokyo JPY50 ...........................    2,158,400        22,388,332
Bank of Yokohama Ltd. JPY50 ...................      525,000         1,261,341
Bridgestone Corp. JPY50 .......................      384,000         8,732,177
Brother Industries Ltd. JPY50 .................      127,000           396,324
Canon Inc. JPY50 ..............................      402,000         8,606,908
Casio Computer Co. JPY50 ......................      127,000           939,018
Chiba Bank JPY50 ..............................      359,000         1,429,041
Chiyoda Corp. JPY50 ...........................       90,000           171,548
Chugai Pharmaceutical Co. JPY50 ...............      114,000         1,142,056
Citizen Watch Co. JPY50 .......................      146,000           880,168
Cosmo Oil Co. JPY50 ...........................      291,000           441,157
Credit Saison Co. JPY50 .......................       77,125         1,904,252
CSK Corp. JPY50 ...............................       28,400           654,630
Dai Ichi Pharmaceutical Co. JPY50 .............      128,000         2,166,306
Dai Nippon Printing JPY50 .....................      351,000         5,607,456
Daicel Chemical Industries Ltd. JPY50 .........      171,000           509,377
Daido Steel Co., Ltd. JPY50 ...................      203,000           268,155
Daiei Inc. JPY50 ..............................      328,000           892,722
Daifuku Co. JPY50 .............................       53,000           283,803
Daikin Industries JPY50 .......................      122,000         1,211,384
Daikyo Inc. JPY50 .............................       84,000           101,280
Daimaru Inc. JPY50 ............................      124,000           373,770
Dainippon Ink & Chemicals Inc. JPY50 ..........      365,000           999,897
Dainippon Screen JPY50 ........................       80,000           200,006
Daito Trust Construction JPY50 ................       63,300           549,402
Daiwa House Industry JPY50 ....................      242,000         2,580,982
Daiwa Kosho Lease Co., Ltd. JPY50 .............       71,000           292,066
Daiwa Securities JPY50 ........................      615,000         2,104,585
Denki Kagaku Kogyo KK JPY50 ...................      224,000           365,401
East Japan Railway Co. JPY50000 ...............        1,534         8,581,410
Ebara Corp. JPY50 .............................      132,000         1,138,651
Eisai Co., Ltd. JPY50 .........................      134,450         2,622,331
Ezaki Glico Co., Ltd. JPY50 ...................       67,800           388,900
Fanuc Ltd. JPY50 ..............................      110,900         3,804,928

   The accompanying notes are an integral part of these financial statements.

                                    SAI-221

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES          VALUE
---------------------------------------------------   -----------   ---------------
Fuji Bank JPY50 ...................................   1,338,000      $  4,934,616
Fuji Photo Film Co., Ltd. JPY50 ...................   238,000           8,861,968
Fujikura JPY50 ....................................   168,000             902,580
Fujita Corp. JPY50 ................................   239,000             133,488
Fujita Kanko Inc. JPY50 ...........................   56,000              497,958
Fujitsu Ltd. JPY50 ................................   865,000          11,541,349
Furukawa Electric JPY50 ...........................   301,000           1,027,380
Gakken Co. JPY50 ..................................   45,000               51,863
Gunma Bank JPY50 ..................................   237,000           1,884,711
Gunze Ltd. JPY50 ..................................   116,000             279,725
Hankyu Corp. JPY50 ................................   400,000           1,758,918
Hankyu Department Stores JPY50 ....................   85,000              558,394
Haseko Corp. JPY50 ................................   190,000              96,014
Hazama Corp. JPY50 ................................   142,000              93,159
Higo Bank JPY50 ...................................   117,000             536,266
Hirose Electric JPY50 .............................   18,300            1,283,310
Hitachi Ltd. JPY50 ................................   1,542,000         9,569,437
Hitachi Zosen Corp. JPY50 .........................   459,000             634,806
Hokuriku Bank Ltd. JPY50 ..........................   311,000             559,707
Honda Motor Co. JPY50 .............................   450,000          14,800,977
House Food Corp. JPY50 ............................   52,000              880,523
Hoya Corp. JPY50 ..................................   54,000            2,633,058
Inax Corp. JPY50 ..................................   111,000             718,373
Industrial Bank of Japan Ltd. JPY50 ...............   1,172,440         5,415,422
Isetan Co. JPY50 ..................................   102,000           1,095,990
Ishihara Sangyo Kaisha JPY50 ......................   148,000             242,738
Ito Yokado Co. JPY50 ..............................   192,000          13,447,213
Itochu Corp. JPY50 ................................   656,000           1,267,840
Itoham Foods Inc. JPY50 ...........................   106,000             452,017
Iwatani International Corp. JPY50 .................   118,000             240,610
Jaccs Co., Ltd. JPY50 .............................   72,000              325,542
Japan Airlines Co., Ltd. JPY50 ....................   822,000           2,171,661
Japan Energy Corp. JPY50 ..........................   503,000             477,151
Japan Metals & Chemicals JPY50 ....................   61,000              100,047
Japan Steel Works JPY50 ...........................   176,000             218,446
JGC Corp. JPY50 ...................................   81,000              190,298
Joyo Bank JPY50 ...................................   408,000           1,598,771
Jusco Co. JPY50 ...................................   149,000           3,018,397
Kajima Corp. JPY50 ................................   442,000           1,155,974
Kaken Pharmaceutical JPY50 ........................   42,000              150,058
Kamigumi Co. JPY50 ................................   125,000             608,396
Kandenko Co. JPY50 ................................   95,900              649,555
Kanebo JPY50 ......................................   243,000             241,284
Kaneka Corp. JPY50 ................................   162,000           1,216,473
Kansai Electric Power JPY500 ......................   451,800           9,913,463
Kansai Paint Co. JPY50 ............................   131,000             380,933
Kao Corp. JPY50 ...................................   287,000           6,488,227
Katokichi Co. JPY50 ...............................   27,000              414,108


   The accompanying notes are an integral part of these financial statements.

                                    SAI-222

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                    SHARES          VALUE
---------------------------------------------------------------   -----------   ---------------
Kawasaki Heavy Industries Ltd. JPY50 ..........................   640,000        $  1,503,591
Kawasaki Kisen JPY50 ..........................................   276,000             371,926
Kawasaki Steel JPY50 ..........................................   1,497,000         2,242,913
Keihin Electric Express Railway JPY50 .........................   235,480             741,116
Kikkoman Corp. JPY50 ..........................................   89,000              566,524
Kinden Corp. JPY50 ............................................   122,200           1,861,223
Kinki Nippon Railway JPY50 ....................................   748,370           4,013,985
Kirin Brewery Co. JPY50 .......................................   487,000           6,217,208
Kissei Pharmaceutical Co., Ltd. JPY50 .........................   27,300              482,847
Kokuyo Co. JPY50 ..............................................   60,000              809,067
Komatsu JPY50 .................................................   448,000           2,355,248
Komori Corp. JPY50 ............................................   36,000              759,597
Konami Co., Ltd. JPY50 ........................................   15,800              458,046
Konica Corp. JPY50 ............................................   164,000             748,781
Koyo Seiko Co. JPY50 ..........................................   90,000              499,483
Kubota Corp. JPY50 ............................................   649,000           1,939,003
Kumagai Gumi Co. JPY50 ........................................   320,000             246,816
Kurabo Industries JPY50 .......................................   127,000             130,607
Kuraray Co. JPY50 .............................................   163,000           1,802,013
Kureha Chemical Industry Co., Ltd. JPY50 ......................   105,000             274,609
Kurita Water Industries Ltd. JPY50 ............................   61,600              905,460
Kyocera Corp. JPY50 ...........................................   87,000            4,604,660
Kyowa Hakko Kogyo JPY50 .......................................   204,000           1,009,179
Kyudenko Co., Ltd. JPY50 ......................................   39,000              264,157
Lion Corp. JPY50 ..............................................   142,000             592,943
Maeda Road Construction Co., Ltd. JPY50 .......................   48,000              322,988
Makino Milling JPY50 ..........................................   44,000              252,383
Makita Corp. JPY50 ............................................   73,000              814,803
Marubeni Corp. JPY50 ..........................................   688,000           1,183,298
Maruha Corp. JPY50 ............................................   134,000             138,994
Marui Co. JPY50 ...............................................   170,000           3,278,024
Matsushita Electric Industrial Co., Ltd. JPY50 ................   970,000          17,190,499
Meiji Milk Product JPY50 ......................................   139,000             418,984
Meiji Seika Kaisha JPY50 ......................................   179,000             714,117
Minebea Co. JPY50 .............................................   184,000           2,110,844
Misawa Homes Co., Ltd. JPY50 ..................................   61,000              189,279
Mitsubishi Corp. JPY50 ........................................   724,000           4,172,111
Mitsubishi Electric Corp. JPY50 ...............................   989,000           3,112,638
Mitsubishi Estate Co., Ltd. JPY50 .............................   601,000           5,397,441
Mitsubishi Gas & Chemical Co., Inc. JPY50 .....................   229,000             635,454
Mitsubishi Heavy Industries Ltd. JPY50 ........................   1,558,000         6,077,488
Mitsubishi Kasei Corp. JPY50 ..................................   977,000           2,061,463
Mitsubishi Material Corp. JPY50 ...............................   519,000             874,228
Mitsubishi Oil Co., Ltd. JPY50 ................................   209,000             368,726
Mitsubishi Paper Mills Ltd. JPY50 .............................   154,000             315,382
Mitsubishi Rayon Co., Ltd. JPY50 ..............................   297,000             813,615
Mitsubishi Trust & Banking Corp. JPY50 ........................   602,000           3,880,028
Mitsubishi Warehouse & Transportation Co., Ltd. JPY50 .........   77,000              901,091
Mitsui & Co., Ltd. JPY50 ......................................   732,000           4,094,910


   The accompanying notes are an integral part of these financial statements.

                                    SAI-223

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                SHARES          VALUE
-----------------------------------------------------------   -----------   ---------------
Mitsui Engineering & Shipbuilding Co., Ltd. JPY50 .........   380,000        $    377,316
Mitsui Fudosan Co. JPY50 ..................................   376,000           2,850,086
Mitsui Marine & Fire Insurance Co., Ltd. JPY50 ............   354,000           1,867,343
Mitsui Mining & Smelting Co., Ltd. JPY50 ..................   234,000           1,155,513
Mitsui OSK Lines Ltd. JPY50 ...............................   510,000             822,897
Mitsui Soko Co. JPY50 .....................................   67,000              227,498
Mitsui Trust & Banking Co., Ltd. JPY50 ....................   550,000             629,008
Mitsukoshi JPY50 ..........................................   220,000             585,124
Mori Seiki Co. JPY50 ......................................   45,000              510,654
Murata Manufacturing Co. JPY50 ............................   111,000           4,615,298
Nagase & Co., Ltd. JPY50 ..................................   71,000              243,598
Nagoya Railroad Co., Ltd. JPY50 ...........................   377,000           1,370,343
Namco JPY50 ...............................................   25,200              507,143
Nankai Electric Railway JPY50 .............................   239,750           1,209,414
NEC Corp. JPY50 ...........................................   739,000           6,813,680
New Oji Paper Co., Ltd. JPY50 .............................   475,166           2,472,791
NGK Insulators Ltd. JPY50 .................................   168,000           2,170,065
NGK Spark Plug Co., Ltd. JPY50 ............................   102,000           1,040,829
Nichido Fire & Marine Insurance Co., Ltd. JPY50 ...........   206,100           1,014,086
Nichii Co. JPY50 ..........................................   145,000             866,427
Nichirei Corp. JPY50 ......................................   143,000             341,030
Niigata Engineering Co., Ltd. JPY50 .......................   153,000             123,435
Nikon Corp. JPY50 .........................................   171,000           1,667,603
Nippon Beet Sugar Manufacturing Co. JPY50 .................   68,000              106,102
Nippon Comsys Corp. JPY50 .................................   60,000              818,642
Nippon Express Co. JPY50 ..................................   497,000           2,802,318
Nippon Fire & Marine Insurance Co., Ltd. JPY50 ............   267,000             984,710
Nippon Light Metal Co. JPY50 ..............................   246,000             257,348
Nippon Meat Packers JPY50 .................................   106,000           1,710,335
Nippon Oil Co., Ltd. JPY50 ................................   566,000           1,977,045
Nippon Paper Industries JPY50 .............................   437,000           1,991,354
Nippon Sharyo JPY50 .......................................   69,000              223,890
Nippon Sheet Glass JPY50 ..................................   206,000             580,762
Nippon Shinpan Co., Ltd. JPY50 ............................   147,000             289,317
Nippon Shokubai Co. JPY50 .................................   89,000              479,731
Nippon Steel Corp. JPY50 ..................................   3,155,000         5,733,993
Nippon Suisan JPY50 .......................................   139,000             160,200
Nippon Telegraph & Telephone Corp. JPY50000 ...............   5,701            44,072,885
Nippon Yusen KK JPY50 .....................................   550,000           1,740,744
Nippondenso Co. JPY50 .....................................   414,000           7,670,975
Nishimatsu Construction Co., Ltd. JPY50 ...................   127,000             743,107
Nissan Motor Co., Ltd. JPY50 ..............................   1,161,000         3,561,330
Nisshinbo Industries Inc. JPY50 ...........................   107,000             373,752
Nissin Food Products JPY50 ................................   61,000            1,538,566
Nitto Denko Corp. JPY50 ...................................   72,000            1,200,036
NKK Corp. JPY50 ...........................................   1,585,000         1,081,992
NOF Corp. JPY50 ...........................................   103,000             205,458
Nomura Securities JPY50 ...................................   907,000           7,920,406
Noritake Co. JPY50 ........................................   76,000              393,487


   The accompanying notes are an integral part of these financial statements.

                                    SAI-224

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES          VALUE
---------------------------------------------------   -----------   ---------------
NSK Ltd. JPY50 ....................................   259,000        $    968,983
NTN Toyo Bearing Co., Ltd. JPY50 ..................   213,000             687,361
Obayashi Corp. JPY50 ..............................   343,000           1,648,152
Odakyu Electric Railway JPY50 .....................   339,080           1,187,417
Okamoto Industries Inc. JPY50 .....................   68,000              153,125
Okuma Corp. JPY50 .................................   63,000              328,414
Okumura Corp. JPY50 ...............................   114,000             506,345
Olympus Optical Co., Ltd. JPY50 ...................   122,000           1,404,989
Omron Corp. JPY50 .................................   121,000           1,660,582
Onoda Cement Co., Ltd. JPY50 ......................   461,800           1,158,629
Onward Kashiyama JPY50 ............................   79,000            1,063,170
Orient Corp. JPY50 ................................   161,000             359,692
Orix Corp. JPY50 ..................................   29,800            2,229,783
Osaka Gas Co. JPY50 ...............................   1,165,000         4,017,718
Oyo Corp. JPY50 ...................................   14,100              228,132
Penta Ocean Construction Co., Ltd. JPY50 ..........   171,000             342,617
Pioneer Electronic JPY50 ..........................   83,000            1,394,412
QP Corp. JPY50 ....................................   74,000              609,469
Renown Inc. JPY50 .................................   128,000              79,435
Rohm Co. JPY50 ....................................   55,000            5,017,438
Sakura Bank JPY50 .................................   1,732,000         3,976,964
Sanden Corp. JPY50 ................................   66,000              500,281
Sankyo Aluminium JPY50 ............................   123,000             106,865
Sankyo Co. JPY50 ..................................   211,000           4,620,440
Sanrio Co. JPY50 ..................................   36,000              465,652
Sanwa Shutter Corp. JPY50 .........................   108,000             472,993
Sanyo Electric Co. JPY50 ..........................   889,000           2,758,505
Sapporo Breweries JPY50 ...........................   156,000             677,680
Sato Kogyo JPY50 ..................................   121,000              92,255
Secom Co. JPY50 ...................................   54,000            4,480,986
Sega Enterprises JPY50 ............................   46,200            1,026,015
Seino Transportation JPY50 ........................   70,000              400,899
Seiyu JPY50 .......................................   104,000             306,108
Sekisui Chemical JPY50 ............................   254,000           1,711,399
Sekisui House JPY50 ...............................   329,000           3,485,521
Seventy Seven Bank JPY50 ..........................   177,000           1,773,192
Sharp Corp. JPY50 .................................   520,000           4,697,659
Shimachu Co. JPY50 ................................   23,000              458,790
Shimano Inc. JPY50 ................................   65,000            1,679,793
Shimizu Corp. JPY50 ...............................   363,000           1,219,691
Shin Etsu Chemical Co. JPY50 ......................   181,800           4,383,962
Shionogi & Co. JPY50 ..............................   162,000           1,187,748
Shiseido Co., Ltd. JPY50 ..........................   194,000           2,497,309
Shizuoka Bank JPY50 ...............................   369,000           4,563,568
Showa Denko KK JPY50 ..............................   478,000             419,534
Skylark Co. JPY50 .................................   46,000              685,535
SMC Corp. JPY50 ...................................   29,900            2,391,012
Snow Brand Milk JPY50 .............................   148,000             677,042
Sony Corp. JPY50 ..................................   189,300          13,811,931


   The accompanying notes are an integral part of these financial statements.

                                    SAI-225

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)               SHARES          VALUE
----------------------------------------------------------   -----------   ---------------
Sumitomo Bank JPY50 ......................................   1,451,000      $ 14,922,080
Sumitomo Chemical JPY50 ..................................   746,000           2,910,017
Sumitomo Corp. JPY50 .....................................   490,000           2,389,256
Sumitomo Electric Industries JPY50 .......................   336,000           3,786,071
Sumitomo Forestry JPY50 ..................................   80,000              574,485
Sumitomo Heavy Industries Ltd. JPY50 .....................   270,000             564,911
Sumitomo Marine & Fire Insurance Co., Ltd. JPY50 .........   312,000           1,980,485
Sumitomo Metal Industries JPY50 ..........................   1,608,000         1,838,991
Sumitomo Metal Mining JPY50 ..............................   263,000             855,708
Sumitomo Osaka Cement JPY50 ..............................   206,000             385,348
Taisei Corp. JPY50 .......................................   451,000             867,641
Taisho Pharmaceutical Co., Ltd. JPY50 ....................   160,000           4,411,480
Taiyo Yuden Co. JPY50 ....................................   55,000              652,413
Takara Shuzo Co. JPY50 ...................................   98,000              584,716
Takara Standard Co. JPY50 ................................   69,000              581,135
Takashimaya Co. JPY50 ....................................   140,000           1,180,355
Takeda Chemical Industries Ltd. JPY50 ....................   408,000          15,734,515
Takuma Co. JPY50 .........................................   43,000              275,620
Teijin JPY50 .............................................   436,000           1,607,992
Teikoku Oil Co. JPY50 ....................................   122,000             362,334
Toa Corp. JPY50 ..........................................   95,000              175,183
Tobu Railway Co. JPY50 ...................................   395,000           1,155,620
Toei JPY50 ...............................................   69,000              204,315
Toho Co. JPY500 ..........................................   8,510             1,167,897
Tohoku Electric Power JPY500 .............................   231,800           4,110,053
Tokai Bank Ltd. JPY50 ....................................   944,000           4,469,070
Tokio Marine & Fire Insurance Co., Ltd. JPY50 ............   716,000           8,569,406
Tokyo Broadcasting JPY50 .................................   80,000              895,772
Tokyo Dome Corp. JPY50 ...................................   74,000              394,941
Tokyo Electric Power JPY500 ..............................   624,800          15,454,294
Tokyo Electron JPY50 .....................................   79,800            3,035,038
Tokyo Gas Co. JPY50 ......................................   1,294,000         3,407,177
Tokyo Steel Manufacturing JPY50 ..........................   71,900              360,786
Tokyo Style Co. JPY50 ....................................   47,000              476,681
Tokyo Tatemono Co. Ltd. JPY50 ............................   106,000             181,371
Tokyotokeiba Co. JPY20 ...................................   138,000             201,868
Tokyu Corp. JPY50 ........................................   505,000           1,329,694
Toppan Printing Co. JPY50 ................................   322,000           3,939,480
Toray Industries Inc. JPY50 ..............................   647,000           3,384,233
Tosoh Corp. JPY50 ........................................   272,000             390,650
Tostem Corp. JPY50 .......................................   101,000           2,005,734
Toto JPY50 ...............................................   170,800           1,373,407
Toyo Engineering Corp. JPY50 .............................   80,000               85,109
Toyo Exterior Co. JPY50 ..................................   23,000              224,298
Toyo Seikan Kaisha Ltd. JPY50 ............................   103,100           1,753,118
Toyobo Co. JPY50 .........................................   313,000             405,136
Toyoda Auto Loom JPY50 ...................................   131,000           2,321,603
Toyota Motor Corp. JPY50 .................................   1,756,000        47,793,280
Trans Cosmos Inc. JPY50 ..................................   10,000              281,923


   The accompanying notes are an integral part of these financial statements.

                                    SAI-226

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)        SHARES           VALUE
---------------------------------------------------   ------------   ---------------
Tsubakimoto Chain JPY50 ...........................   89,000          $    190,156
UBE Industries Ltd. JPY50 .........................   385,000              583,661
Uni-Charm JPY50 ...................................   34,000             1,597,566
Uniden Corp. JPY50 ................................   22,000               185,094
Unitika JPY50 .....................................   224,000              154,898
UNY Co., Ltd. JPY50 ...............................   87,000             1,592,734
Wacoal Corp. JPY50 ................................   70,000               901,712
Yamaguchi Bank JPY50 ..............................   93,000               878,909
Yamaha Corp. JPY50 ................................   95,000               985,402
Yamaichi Securities Co. (a) JPY50 .................   117,000                    0
Yamanouchi Pharmaceutical Co., Ltd. JPY50 .........   157,000            5,066,464
Yamato Transport Co., Ltd. JPY50 ..................   190,000            2,661,428
Yamazaki Baking Co. JPY50 .........................   103,000            1,345,067
Yasuda Trust & Banking Co., Ltd. JPY50 ............   646,000              498,260
Yokogawa Electric JPY50 ...........................   115,000              570,939
                                                                      ------------
                                                                       719,671,666
                                                                      ------------
STATE STREET BANK AND TRUST COMPANY
 COLLECTIVE INVESTMENT FUNDS--6.1%                       UNITS
                                                      ----------
SHORT TERM INVESTMENT FUND (B) ....................   46,713,995        46,713,995
----------------------------------------------------  ----------      ------------
TOTAL INVESTMENTS--100%
 (COST $759,030,118) ..............................                   $766,385,661
====================================================                  ============


(a)  Issuer filed for bankruptcy.

(b)  Collective investment fund advised by State Street Global Advisors.


     At December 31, 1998, foreign currency balances totaling $8,885,586 were pledged to cover margin requirements for open futures contracts. The following long futures contracts were open at December 31, 1998:




FUTURES                           NUMBER OF        NOTIONAL        MATURITY        UNREALIZED
CONTRACTS                         CONTRACTS          VALUE           DATE          GAIN (LOSS)
-----------------------------   -------------   --------------   ------------   ----------------
   Nikkei 300 Index .........   2,318            $45,223,564     March 1999       $ (1,124,484)
                                                                                  ============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-227

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998

--------------------------------------------------------------------------------
     The following forward foreign currency contracts were open at December 31, 1998:









SETTLEMENT                CONTRACTS             IN EXCHANGE       UNREALIZED
DATE                     TO DELIVER                 FOR           GAIN (LOSS)
----------------       --------------         ---------------   --------------
3/5/99 ......... USD     16,712,823     JPY   1,979,968,100       $  950,863
3/5/99 ......... USD        772,375     JPY      90,700,000           36,777
3/5/99 ......... USD        257,621     JPY      30,000,000           10,015
3/5/99 ......... USD        815,146     JPY      93,000,000           14,525
3/5/99 ......... USD     17,679,839     JPY   2,017,800,000          321,353
3/5/99 ......... JPY    119,600,000     USD       1,016,402          (50,573)
3/5/99 ......... JPY     47,000,000     USD         404,614          (14,682)
3/5/99 ......... JPY    231,700,000     USD       2,019,876          (47,165)
                                                                  ----------
                                                                  $1,221,113
                                                                  ==========


     CURRENCY LEGEND
     ---------------
     JPY Japanese Yen

   The accompanying notes are an integral part of these financial statements.

                                    SAI-228

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                                DAILY EAFE FUNDS

                         NOTES TO FINANCIAL STATEMENTS
                 --SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Daily EAFE Funds, (collectively the "Trust") were formed by State Street Bank under a Declaration of Trust. The Trust is organized into separate regional funds and country funds (individually a "Fund") and umbrella funds that hold Malaysian securities and units of the separate regional and country funds. State Street Bank is Trustee and custodian of each Fund. State Street Global Advisors, a division of State Street Bank, is each Fund's investment manager.

     The investment objective of each fund is to closely match the performance of the relevant portion of the MSCI EAFE Index, while providing daily liquidity. Each Fund may invest in equity securities, equity-based derivatives, swaps, short-term instruments and foreign exchange contracts, as well as in commingled funds or mutual funds maintained by the Trustee.

     On December 18, 1998, the Daily EAFE Securities Lending-Fund and the Daily EAFE Non-Lending Fund (collectively, the "underlying fund") were reorganized and separate regional and country funds (the "new funds") were established. The underlying fund transferred all of its assets and liabilities, excluding Malaysian assets and liabilities, in exchange for units in the new funds.

 A. SECURITY VALUATION

     Investments for which market quotations are readily available are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Foreign currencies and foreign securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded.

 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of its units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date or as soon as the Fund is informed of the dividend. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis; interest earned on foreign currency transaction accounts is recorded when the Trustee is first notified of the amount credited by the depository bank.

 C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS

     The accounting records of the Fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.


                                    SAI-229

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                                DAILY EAFE FUNDS

                         NOTES TO FINANCIAL STATEMENTS
                             --SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES



     Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investments in securities.

     The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against either specific transactions or portfolio positions. Such contracts are valued based upon the applicable forward exchange rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.

 D. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.

 E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the closing market value of the securities bought or sold as of the valuation date. A transaction fee of .5% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund.

 F. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year, including custody, stamp duty, registration and audit fees.

 G. DISTRIBUTIONS TO PARTICIPANTS

     Net investment income (excluding securities lending fee income, if any) and net realized gains are retained by the Funds. Income generated by securities lending, if any, is distributed monthly to participants of the Lending Fund.

 H. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


                                    SAI-230

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
                          DAILY MSCI JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


1. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

     The participants in the Daily MSCI Japan Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Japan Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

     Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 1998, the market value of securities loaned by the Lending Fund was $49,182,289 against which was held cash collateral of $47,831,573 and securities of $3,422,350. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly. For the period ended December 31, 1998, no lending income was earned or distributed.


2. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the period ended December 31, 1998 were $712,316,123 and $0, respectively.


                                    SAI-231

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
                          DAILY MSCI JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

3. UNITS OF PARTICIPATION

      Participant transactions for the Fund were as follows:




                                                                PERIOD ENDED
                                                             DECEMBER 31, 1998
                                                           UNITS            AMOUNT
                                                      --------------   ---------------

     DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
     Units issued .................................     14,455,334      $144,539,658
     Units redeemed ...............................             --                --
                                                        ----------      ------------
      Total .......................................     14,455,334      $144,539,658
                                                        ==========      ============
     DAILY MSCI JAPAN INDEX FUND
     Units issued .................................     62,418,699      $623,991,486
     Units redeemed ...............................       (384,232)       (3,855,304)
                                                        ----------      ------------
      Total .......................................     62,034,467      $620,136,182
                                                        ----------      ------------
     Net increase (decrease) ......................     76,489,801      $764,675,840
                                                        ==========      ============

DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND

     All of the Lending Fund's units outstanding were held by one unitholder at December 31, 1998.


DAILY MSCI JAPAN INDEX FUND

     The Non-Lending Fund's two unitholders each held units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 1998.

     Participants in each of the Lending Fund or the Non-Lending Fund may exchange their units for units of the other fund on any valuation date.


4. FUTURES CONTRACTS

     The Fund may use futures contracts to manage exposure to the relevant equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.


                                    SAI-232

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                 DAILY MSCI JAPAN INDEX SECURITIES LENDING FUND
                          DAILY MSCI JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


                                    SAI-233

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund and State Street Bank and Trust Company
Daily MSCI Pacific Basin ex-Japan Index Fund



In our opinion, the accompanying combined statement of assets and liabilities, including the combined schedule of investments, and the related combined statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund and State Street Bank and Trust Company Daily MSCI Pacific Basin ex-Japan Index Fund at December 31, 1998, and the results of their operations, the changes in their net assets and their selected per unit data for the period December 18, 1998 (commencement of operations) through December 31, 1998, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audit, which included confirmation of securities at December 31, 1998 by correspondence with the custodian and brokers, provides a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Boston, Massachusetts
March 5, 1999

                                    SAI-234

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Assets and Liabilities
December 31, 1998
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value
 (cost $198,899,684)......................................................................    $ 198,244,673
Foreign currency .........................................................................          661,936
Foreign currency, segregated .............................................................        1,106,453
Investments in State Street Bank and Trust Company Quality A Short-Term Investment Fund,         13,115,006
  at value
Receivable for investments sold ..........................................................        3,976,968
Receivable for open forward currency contracts ...........................................            6,161
Unrealized gain on open futures contracts ................................................          118,209
Dividends receivable .....................................................................          154,493
Interest receivable ......................................................................           11,595
Other receivable .........................................................................            7,813
-------------------------------------------------------------------------------------------   -------------
   Total assets ..........................................................................      217,403,307
-------------------------------------------------------------------------------------------   -------------
LIABILITIES
Payable for collateral on securities loaned ..............................................       13,115,006
Payable for open forward currency contracts ..............................................           77,267
Accrued expenses .........................................................................           21,413
-------------------------------------------------------------------------------------------   -------------
   Total liabilities .....................................................................       13,213,686
-------------------------------------------------------------------------------------------   -------------
Net assets ...............................................................................    $ 204,189,621
===========================================================================================   =============
Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund (3,808,938 units outstanding, at $9.97 per
 unit net asset value) ...................................................................    $  37,972,417
Daily MSCI Pacific Basin ex-Japan Index Fund (16,672,919 units outstanding, at $9.97 per unit net asset
 value) ..................................................................................      166,217,204
-------------------------------------------------------------------------------------------   -------------
                                                                                              $ 204,189,621
                                                                                              =============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-235

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Operations
Period ended December 31, 1998*
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Dividends ...............................................................................    $    9,078
 Interest ................................................................................         3,462
-------------------------------------------------------------------------------------------   ----------
    Total investment income ..............................................................        12,540
-------------------------------------------------------------------------------------------   ----------
EXPENSES
 Audit ...................................................................................         5,185
 Custody .................................................................................         2,786
-------------------------------------------------------------------------------------------   ----------
   Total expenses ........................................................................         7,971
-------------------------------------------------------------------------------------------   ----------
   Net investment income .................................................................         4,569
-------------------------------------------------------------------------------------------   ----------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, FUTURES CONTRACTS AND FOREIGN
CURRENCY
 TRANSACTIONS
 Net realized gain (loss):
   Futures contracts .....................................................................        51,081
   Foreign currency and related forward currency contracts ...............................          (806)
-------------------------------------------------------------------------------------------   ----------
                                                                                                  50,275
                                                                                              ----------
 Net change in unrealized appreciation (depreciation):                                          (655,011)
   Investments ...........................................................................        49,683
   Futures contracts .....................................................................       (43,394)
-------------------------------------------------------------------------------------------   ----------
   Foreign currency and related forward currency contracts ...............................      (648,722)
-------------------------------------------------------------------------------------------   ----------
Net realized and unrealized gain (loss) on investments, futures contracts, foreign currency and related
 forward currency contracts ..............................................................      (598,447)
-------------------------------------------------------------------------------------------   ----------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $ (593,878)
===========================================================================================   ==========

----------
*     The Fund commenced operations on December 18, 1998.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-236

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Statement of Changes in Net Assets



                                                                                               PERIOD ENDED
                                                                                               DECEMBER 31,
                                                                                                  1998*
                                                                                             ---------------
FROM OPERATIONS
Net investment income ....................................................................    $      4,569
Net realized gain (loss) on futures contracts, foreign currency and related forward                 50,275
  currency contracts
Net change in unrealized appreciation (depreciation) on investments, futures contracts, foreign currency and
 related forward currency contracts ......................................................        (648,722)
-------------------------------------------------------------------------------------------   ------------
Net increase (decrease) in net assets resulting from operations ..........................        (593,878)
-------------------------------------------------------------------------------------------   ------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ............     204,783,499
-------------------------------------------------------------------------------------------   ------------
Net increase (decrease) in net assets ....................................................     204,189,621
NET ASSETS
 Beginning of period .....................................................................              --
-------------------------------------------------------------------------------------------   ------------
 End of period ...........................................................................    $204,189,621
===========================================================================================   ============

----------
*     The Fund commenced operations on December 18, 1998.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-237

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)



                                                                              PERIOD ENDED
                                                                              DECEMBER 31,
                                                                                 1998*
                                                                             -------------
Net investment income** (a) ..............................................      $  0.00
Net realized and unrealized gain (loss) ..................................        (0.03)
---------------------------------------------------------------------------     -------
Net increase (decrease) ..................................................        (0.03)
NET ASSET VALUE
Beginning of period ......................................................        10.00
---------------------------------------------------------------------------     -------
End of period ............................................................      $  9.97
===========================================================================     =======
Total return (%)*** ......................................................        (0.30)
===========================================================================     =======
Ratio of expenses to average net assets (%)**** (b) ......................         0.00
---------------------------------------------------------------------------     -------
Ratio of net investment income to average net assets (%)**** (b) .........         0.00
---------------------------------------------------------------------------     -------
Portfolio turnover (%) ...................................................            0
---------------------------------------------------------------------------     -------
Net assets, end of period (000s) .........................................      $39,972
---------------------------------------------------------------------------     -------

----------
*     The Fund commenced operations on December 18, 1998.

** Net investment income per unit has been calculated based upon an average of units outstanding.

*** Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

****  Not annualized for the period ended December 31, 1998.

(a)        Zero amount represents that which is less than $.005 per unit.

(b)        Zero amounts represent those which are less than .005%.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-238

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Period)



                                                                              PERIOD ENDED
                                                                              DECEMBER 31,
                                                                                 1998*
                                                                             -------------
Net investment income** (a) ..............................................     $   0.00
Net realized and unrealized gain (loss) ..................................        (0.03)
---------------------------------------------------------------------------    --------
Net increase (decrease) ..................................................        (0.03)
NET ASSET VALUE
Beginning of period ......................................................        10.00
---------------------------------------------------------------------------    --------
END OF PERIOD ............................................................     $   9.97
===========================================================================    ========
Total return (%)*** ......................................................        (0.30)
---------------------------------------------------------------------------    --------
Ratio of expenses to average net assets (%)**** (b) ......................         0.00
---------------------------------------------------------------------------    --------
Ratio of net investment income to average net assets (%)**** (b) .........         0.00
---------------------------------------------------------------------------    --------
Portfolio turnover (%) ...................................................            0
---------------------------------------------------------------------------    --------
Net assets, end of period (000s) .........................................     $166,217
---------------------------------------------------------------------------    --------

----------
*     The Fund commenced operations on December 18, 1998.

** Net investment income per unit has been calculated based upon an average of units outstanding.

*** Total return calculation (not annualized for the period ended December 31, 1998) is based on the value of a single unit of participation outstanding throughout the period. It represents the percentage change in the net asset value per unit between the beginning and end of the period. The calculation includes only those expenses charged directly to the Non-Lending Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

****  Not annualized for the period ended December 31, 1998.

(a)        Zero amount represents that which is less than $.005 per unit.

(b)        Zero amounts represent those which are less than .005%.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-239

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


                                                          SHARES         VALUE
                                                        ---------   ---------------
COMMON STOCK--95.1% (UNLESS OTHERWISE NOTED)
AUSTRALIA--41.8%
Amcor Ltd. Ord AUD1 .................................    296,163     $  1,266,677
AMP Limited AUD3 ....................................    495,500        6,283,543
Ashton Mining Ltd. AUD0.50 ..........................    146,539           73,703
Australian Gas Light Co. Ord AUD1 ...................    149,518        1,077,940
Australian National Industries Ltd. AUD0.30 .........    359,174          253,348
Boral Ltd. Ord AUD0.50 ..............................    524,736          746,697
Brambles Industries Ltd. AUD0.50 ....................    103,592        2,525,683
Broken Hill Proprietary Co., Ltd. Ord AUD1 ..........    961,999        7,091,831
Burns, Philip & Co., Ltd. AUD0.50 ...................     44,550            3,552
Coca Cola Amatil AUD0.5 Post Recon ..................    432,249        1,611,955
Coca Cola Beverage Ord Gbp0.5 .......................    108,449          199,621
Coles Myer Ltd. AUD0.50 .............................    529,122        2,774,836
CRA Ltd. AUD2.00 ....................................    151,727        1,801,240
Crown Ltd. AUD0.50 ..................................    452,301          169,228
CSR Ltd. AUD1.00 ....................................    476,338        1,165,745
David Jones Ltd. AUD0.30 ............................    178,499          197,071
Delta Gold Nl AUD0.25 ...............................     90,800          138,119
Email Ltd. AUD0.50 ..................................    133,730          191,199
Faulding FH & Co., Ltd. AUD0.50 .....................     65,845          310,978
Fosters Brewing Group AUD1 ..........................    809,314        2,194,092
Futuris Corp., Ltd. AUD0.20 .........................    225,852          256,278
General Property Trust AUD1 .........................    635,694        1,189,223
Gio Australia Holding AUD1 ..........................    280,788          923,121
Goodman Fielder Wattie Ltd. AUD0.50 .................    572,257          579,149
Great Central Mines NL AUD0.20 ......................    132,833           95,325
Homestake Mining USD1 ...............................      8,092           74,450
Howard Smith Ltd. AUD1 ..............................     85,086          563,425
ICI Australia Ltd. AUD1 .............................    121,213          631,208
James Hardie Industries Ltd. AUD1.00 ................    184,780          377,864
Leighton Holdings Ltd. AUD0.50 ......................    118,500          508,782
Lend Lease Corp., Ltd. AUD0.50 ......................    237,094        3,199,327
Metal Manufacturers Ltd. AUD0.50 ....................     83,600          117,937
MIM Holdings Ltd. AUD0.50 ...........................    756,372          334,028
National Australia Bank Ltd. AUD1.00 ................    659,647        9,953,186
Newcrest Mining Ltd. AUD0.50 ........................    106,365          147,573
News Corp., Ltd. AUD0.50 Pfd ........................    924,329        6,111,682
Normandy Mining Ltd. AUD0.20 ........................    756,766          700,897
North Ltd. AUD0.50 ..................................    334,111          545,115
Pacific Dunlop Ltd. AUD0.50 .........................    473,137          766,137
Pioneer International Ltd. AUD0.50 ..................    404,722          856,429
QBE Insurance Group AUD1 ............................    171,381          709,548
QCT Resources Ltd. AUD0.50 ..........................    305,957          183,909
RGC Gold Unsecured Notes Unlisted Security ..........     23,636                0
Rothmans Holdings Ltd. AUD0.50 ......................     55,400          397,568

   The accompanying notes are an integral part of these financial statements.

                                    SAI-240

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31,1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                    SHARES          VALUE
---------------------------------------------------------------   -----------   ---------------
Samantha Gold NL Resolute Ltd. AUD0.20 ........................   98,200         $     69,267
Santos Ltd. AUD0.25 ...........................................   275,076             738,996
Schroders Property Fund AUD1.00 ...............................   193,124             315,089
Sons of Gwalia Ltd. AUD0.25 ...................................   52,547              149,548
Southcorp Holdings Ltd. Ord AUD0.50 ...........................   282,128             900,705
Stockland Trust Group AUD1.10 .................................   168,009             418,383
Stockland Trust Group AUD1.10 Rfd 06Feb99 .....................   1,152                 2,699
Tab Corp. Holdings Ltd. AUD1.00 ...............................   137,900             845,823
Telstra Corp AUD0.50 ..........................................   2,374,300        11,111,573
Western Mining Corp. AUD0.50 ..................................   527,413           1,591,591
Westfield Trust Units NPV Rfd 1/1/99 ..........................   5,097                11,177
Westfield Trust AUD1 ..........................................   562,881           1,242,895
Westpac Banking Corp. AUD1 ....................................   882,676           5,912,067
Westralian Sands New AUD0.50 ..................................   60,697              145,194
Zimbabwe Platinum NPV .........................................   18,400                3,611
----------------------------------------------------------------  ---------      ------------
                                                                                   82,757,837
                                                                                 ------------
HONG KONG--36.6%
Bank of East Asia Ltd.HKD2.50 .................................   639,786           1,114,894
Cathay Pacific Airways Ltd. HKD0.20 ...........................   1,592,000         1,582,336
Cheung Kong (Holdings) Ltd. HKD0.50 ...........................   1,083,000         7,793,605
Chinese Estates Holdings Wts 24Nov2000 To Sub For Ord .........   26,729                1,414
Chinese Estates Holdings Wts 24Nov99 To Sub For Ord ...........   26,729                1,173
Chinese Estates Holdings Ord HKD0.10 ..........................   896,294             130,736
CLP Holdings HKD5 .............................................   1,155,707         5,758,377
Dickson Concept Inc. HKD0.30 ..................................   125,600              97,276
Electric & Eltek International Holdings Ltd. HKD0.10 ..........   436,000              83,294
Giordano International HKD0.1 .................................   330,000              61,766
Hang Lung Development Co., Ltd. HKD1 ..........................   621,000             665,326
Hang Seng Bank Ltd. HKD5 ......................................   903,112           8,072,842
Hong Kong & China Gas Co., Ltd. HKD0.25 .......................   2,033,800         2,585,887
Hong Kong & Shanghai Hotels Ltd. HKD0.50 ......................   540,500             383,728
Hong Kong + China Gas Wts 30Sep99 Sub For Ord .................   25,809                1,699
Hong Kong Aircraft Engineering Co. HKD1 .......................   86,600              118,492
Hong Kong Telecommunications Ltd. HKD0.50 .....................   5,626,457         9,841,003
Hopewell Holdings HKD2.50 Parallel 1Feb99 .....................   409,800             223,493
Hutchison Whampoa Ltd. HKD0.25 ................................   1,833,000        12,954,231
Hysan Development Wts 30Apr99 To Sub Ord ......................   13,500                  282
Hysan Development Co., Ltd. HKD5 ..............................   481,705             718,172
Johnson Elec Holdings HKD0.05 .................................   432,660           1,111,386
Kumagai Gumi Co Wts 31Dec1999 .................................   11,600                  928
Kumagai Gumi Ltd. HKD1 ........................................   224,000              95,417
Miramar Hotel & Investment HKD0.70 ............................   270,350             277,433
New World Development Co., Ltd. HKD1 ..........................   933,486           2,349,673
Oriental Press GroupHKD0.25 ...................................   788,000              76,287
Peregrine Investment Holdings (a) HKD0.60 .....................   45,000                    0


   The accompanying notes are an integral part of these financial statements.

                                    SAI-241

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31,1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTED)                   SHARES          VALUE
--------------------------------------------------------------   -----------   ---------------
Regal Hotel International HKD0.10 ............................   1,842,400      $    199,769
Shangri-La Asia Ltd. HKD1 ....................................   833,000             709,666
Shun Tak Holdings Ltd. HKD0.25 ...............................   703,000             132,487
Sino Land Co., Ltd. HKD1 .....................................   1,450,867           777,214
South China Morning Post HKD0.10 .............................   810,000             415,611
Sun Hung Kai Properties Ltd. HKD0.50 .........................   1,127,320         8,221,683
Swire Pacific Ltd. A HKD0.60 .................................   729,500           3,267,532
Tai Cheung Holdings Ltd. HKD0.10 .............................   283,600              69,554
Tan Chong International HKD.50 ...............................   313,500              30,755
Television Broadcasting Ltd. HKD0.05 .........................   195,000             503,419
Varitronix International Ltd. HKD0.25 ........................   133,000             248,934
Wharf Holdings 31-Dec-99 .....................................   15,869                1,311
Wharf Holdings Ltd. HKD1 .....................................   1,079,400         1,574,439
Wing Lung Bank Ltd. HKD5 .....................................   108,210             375,738
--------------------------------------------------------------   ---------      ------------
                                                                                  72,629,262
                                                                                ------------
NEW ZEALAND--3.2%
Brierley Investment Ltd.NZD0.50 ..............................   1,369,240           311,024
Carter Holt Harvey Ltd. NZD0.50 ..............................   819,137             735,616
Ceramco Corp., Ltd. Ord NZD0.50 ..............................   1,900                 1,124
Fisher & Paykel Industries NZD0.50 ...........................   55,927              202,375
Fletcher Challenge Forestry Ltd. NZD0 ........................   377,236             125,545
Fletcher Challenge Ltd. Paper Shares NZD0.40 .................   308,600             207,036
Fletcher Challenge Ltd. Energy Shs NZD0.4 ....................   157,081             298,725
Fletcher Challenge Ltd. Building Shares NZD0.40 ..............   156,868             242,799
Lion Nathan Ltd. NZD0.25 .....................................   259,300             661,600
Telecom Corp. of New Zealand NZD1 ............................   830,360           3,618,813
--------------------------------------------------------------   ---------      ------------
                                                                                   6,404,657
                                                                                ------------
SINGAPORE--13.5%
Asia Food & Props SGD1 .......................................   23,556                3,651
Asia Food & Props Wts 07Dec2002 ..............................   1,766                   124
City Developments Ltd. SGD0.50 ...............................   394,680           1,710,324
Comfort Group SGD0.25 ........................................   267,000              96,284
Creative Technology Ord SGD0.25 ..............................   45,000              635,471
Cycle & Carriage Ltd. SGD1 ...................................   116,000             397,222
DBS Land Ltd. SGD1 ...........................................   499,000             734,910
Development Bank of Singapore Ltd. SGD1 Alien Market .........   297,225           2,684,100
First Capital Corp. SGD1 .....................................   147,000              98,002
Fraser & Neave Ltd. SGD1 .....................................   147,800             431,766
Goldtron Ltd. SGD0.20 ........................................   62,000                4,133
Haw Par Brothers International Ltd. SGD1 .....................   93,200              104,500
Hotel Properties SGD1 ........................................   206,000              87,396
Inchcape Behad SGD0.50 .......................................   82,000               94,924
Keppel Corp., Ltd. SGD1 ......................................   375,500           1,005,910
Natsteel Ltd. SGD0.50 ........................................   171,000             187,587
Neptune Orient Lines Ltd. SGD1 ...............................   361,000             115,961


   The accompanying notes are an integral part of these financial statements.

                                    SAI-242

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31,1998



COMMON STOCK (CONTINUED) (UNLESS OTHERWISE NOTES)               SHARES          VALUE
----------------------------------------------------------   -----------   ---------------
Overseas Chinese Banking Corp. SGD1 Alien Market .........   423,828        $  2,876,966
Overseas Union Enterprise Ltd. SGD1 ......................   78,000              155,058
Parkway Holdings Ltd. SGD0.50 ............................   170,000             302,917
Robinson & Co., Ltd. SGD1 ................................   37,000               82,972
Sembcorp Industrie SGD0.25 ...............................   778,345             886,864
Shangri La Hotel Ltd. SGD1 ...............................   83,000              134,816
Singapore Airlines Ltd. SGD1 Alien Market ................   417,000           3,058,078
Singapore Press Holdings SGD1 Post Recon .................   178,460           1,946,886
Singapore Tech Eng SGD0.10 ...............................   1,327,000         1,238,565
Singapore Telecommunications SGD0.15 .....................   3,014,000         4,603,317
Straits Trading Co., Ltd. SGD1 ...........................   148,000              95,978
United Industrial Corp., Ltd. SGD1 .......................   668,000             267,207
United Overseas Bank Ltd. SGD1 Alien Market ..............   343,634           2,207,644
United Overseas Land Ltd. SGD1 ...........................   292,000             198,211
Van Der Horst Ltd. SGD1 ..................................   18,000                4,364
Venture Manufacturing SGD0.25 ............................   97,000              370,373
-----------------------------------------------------------  ---------      ------------
                                                                              26,822,481
                                                                            ------------
TOTAL COMMON STOCK
(Cost $ 189,758,545)......................................                   188,614,237
-----------------------------------------------------------                 ------------
PREFERRED STOCK -- 2.7%
-----------------------------------------------------------
AUSTRALIA -- 2.7%
News Corp. Pfd AUD0.50 ...................................   826,158           5,031,851
Sydney Harbour Casino Holdings Ltd. AUD1 Pfd Stk .........   249,300             220,650
-----------------------------------------------------------  ---------      ------------
                                                                               5,252,501
                                                                            ------------
SINGAPORE -- 0.0%
Goldtron Cum Pfd SGD0.20 .................................   600                      42
-----------------------------------------------------------  ---------      ------------
TOTAL PREFERRED STOCK
(Cost $4,763,246) ........................................                     5,252,543
-----------------------------------------------------------                 ------------
                                                               UNITS
                                                               -----
STATE STREET BANK AND TRUST COMPANY COLLECTIVE INVESTMENT FUNDS -- 2.2%
Short Term Investment Fund (b) ...........................   4,377,893         4,377,893
-----------------------------------------------------------  ---------      ------------
TOTAL INVESTMENTS -- 100%
(COST $198,899,684) ......................................                  $198,244,673
===========================================================                 ============


----------
(a)  Issuer filed for bankruptcy.

(b)  Collective investment fund advised by State Street Global Advisors.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-243

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


Combined Schedule of Investments
(showing percentage of total value of investments)
December 31,1998

--------------------------------------------------------------------------------
At December 31, 1998, foreign currency balances totaling $ 1,106,453 were pledged to cover margin requirements for open futures contracts. The following long futures contracts were open at December 31, 1998:




              FUTURES                 NUMBER OF       NOTIONAL         MATURITY
             CONTRACTS                CONTRACTS         VALUE            DATE         UNREALIZED GAIN (LOSS)
----------------------------------   -----------   --------------   --------------   -----------------------
ASX All Ordinaries Index .........       163       $ 7,016,391      March 1999              $ 136,112
Hang Seng Stock Index ............        44       $ 2,891,012      January 1999              (17,903)
-----------------------------------      ---       -----------      --------------          ---------
                                                                                            $ 118,209
                                                                                            =========

The following forward foreign currency contracts were open at December 31, 1998:



SETTLEMENT              CONTRACTS TO      IN EXCHANGE       UNREALIZED
DATE                      DELIVER             FOR           GAIN (LOSS)
-------------------   ---------------   ---------------   --------------
   3/5/99 .........   USD 2,755,020     AUD 4,380,000       $  (67,021)
   3/5/99 .........   USD 124,960       AUD 200,000             (2,220)
   3/5/99 .........   USD 61,800        AUD 100,000               (430)
   3/5/99 .........   USD 183,660       AUD 300,000                449
   3/5/99 .........   USD 2,032,800     AUD 3,300,000           (7,596)
   3/5/99 .........   AUD 500,000       USD 308,600              1,751
   3/5/99 .........   AUD 400,000       USD 249,440              3,961
                                                            ----------
                                                            $  (71,106)
                                                            ==========

CURRENCY LEGEND


AUD   Australian Dollar

   The accompanying notes are an integral part of these financial statements.

                                    SAI-244

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                                DAILY EAFE FUNDS

                         NOTES TO FINANCIAL STATEMENTS
                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Daily EAFE Funds, (collectively the "Trust") were formed by State Street Bank under a Declaration of Trust. The Trust is organized into separate regional funds and country funds (individually a "Fund") and umbrella funds that hold Malaysian securities and units of the separate regional and country funds. State Street Bank is Trustee and custodian of each Fund. State Street Global Advisors, a division of State Street Bank, is each Fund's investment manager.

     The investment objective of each fund is to closely match the performance of the relevant portion of the MSCI EAFE Index, while providing daily liquidity. Each Fund may invest in equity securities, equity-based derivatives, swaps, short-term instruments and foreign exchange contracts, as well as in commingled funds or mutual funds maintained by the Trustee.

     On December 18, 1998, the Daily EAFE Securities Lending-Fund and the Daily EAFE Non-Lending Fund (collectively, the "underlying fund") were reorganized and separate regional and country funds (the "new funds") were established. The underlying fund transferred all of its assets and liabilities, excluding Malaysian assets and liabilities, in exchange for units in the new funds.


 A. SECURITY VALUATION

     Investments for which market quotations are readily available are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the more recent of the last published sale price or the mean between the last reported bid and asked prices, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Foreign currencies and foreign securities quoted in foreign currencies are translated into U.S. dollars at the current exchange rate. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of its units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded net of applicable withholding taxes on the ex-dividend date or as soon as the Fund is informed of the dividend. Interest income earned on securities, if any, is recorded net of applicable withholding taxes on the accrual basis; interest earned on foreign currency transaction accounts is recorded when the Trustee is first notified of the amount credited by the depository bank.


 C. FOREIGN CURRENCY AND FORWARD FOREIGN CURRENCY CONTRACTS

     The accounting records of the Fund are maintained in U.S. dollars. Investment securities and other assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the prevailing rates of exchange at period end. Purchases and sales of securities, income and expenses are translated into U.S. dollars at the prevailing exchange rate on the respective dates of the transactions.


                                    SAI-245

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                                DAILY EAFE FUNDS

                         NOTES TO FINANCIAL STATEMENTS
                  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Reported net realized gains and losses on foreign currency transactions represent net gains and losses from disposition of foreign currencies, currency gains and losses realized between the trade and settlement dates on securities transactions, and the difference between the amount of net investment income accrued and the U.S. dollar amount actually received. The effects of changes in foreign currency exchange rates on investments in securities are not segregated in the Statement of Operations from the effects of changes in market prices of those securities, but are included with the net realized and unrealized gain or loss on investments in securities.

     The Fund may use forward foreign currency contracts to facilitate transactions in foreign securities or as a hedge against either specific transactions or portfolio positions. Such contracts are valued based upon the applicable forward exchange rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is extinguished by entry into a closing transaction or by delivery of the currency. Risks in foreign currency contracts arise from the possible inability of counterparties to meet the contracts' terms and from movements in currency values.


 D. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 E. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made on such days, based upon the closing market value of the securities bought or sold as of the valuation date. A transaction fee of .5% is charged on any contribution or withdrawal greater than 5% of the net asset value of the Fund. However, such fees are waived if the Fund's net participant activity on any day is less than 5% of the net asset value of the Fund.


 F. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year, including custody, stamp duty, registration and audit fees.


 G. DISTRIBUTIONS TO PARTICIPANTS

     Net investment income (excluding securities lending fee income, if any) and net realized gains are retained by the Funds. Income generated by securities lending, if any, is distributed monthly to participants of the Lending Fund.


 H. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


                                    SAI-246

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
        DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
                  DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


1. GLOBAL SECURITIES LENDING PROGRAM: PRINCIPLES OF COMBINATION

     The participants in the Daily MSCI Pacific Basin ex-Japan Index Securities Lending Fund (the "Lending Fund") have authorized the Lending Fund to participate in the Global Securities Lending Program maintained by State Street Bank. The investment objective, techniques and results of operations of the Lending Fund are identical to those of the Daily MSCI Pacific Basin ex-Japan Index Fund (the "Non-Lending Fund"), except that the Lending Fund engages in securities lending activities. Accordingly, the financial statements of the Lending Fund and the Non-Lending Fund have been prepared on a combined basis, with separate disclosure of the participant transactions and per unit data of the Lending Fund and the Non-Lending Fund. The Lending Fund and the Non-Lending Fund each maintain a divided pro-rata interest in the combined assets and liabilities (including each investment security position but excluding assets and liabilities related to securities lending activities) proportionate to the net asset value of the outstanding combined units of the Fund. All interfund transactions have been eliminated in the combined financial statements.

     Under the Global Securities Lending Program, securities held by the Lending Fund are loaned by State Street Bank, as agent, to certain brokers and other financial institutions (the "Borrowers"). The Borrowers provide cash, securities, or letters of credit as collateral against loans in an amount at least equal to 100% of the market value of the loaned securities. The Borrowers are required to maintain the collateral at not less than 100% of the market value of the loaned securities. At December 31, 1998, the market value of securities loaned by the Lending Fund was $12,356,960 against which was held cash collateral of $13,115,006 and securities of $120,084. Cash collateral provided by the Borrowers is invested in State Street Bank and Trust Company Quality A Short-Term Investment Fund. A portion of the income generated upon investment of the collateral is remitted to the Borrowers, and the remainder is allocated between the Lending Fund and State Street Bank in its capacity as lending agent. Negotiated lenders' fees are received for those loans collateralized by securities or letters of credit, if any. Income earned from lending activities is distributed to Lending Fund participants monthly. For the period ended December 31, 1998, no lending income was earned or distributed.


2. INVESTMENT TRANSACTIONS

     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the period ended December 31, 1998 were $194,521,791 and $0, respectively. Net realized gain (loss) from foreign currency transactions amounted to $(806) for the period ended December 31, 1998.


                                    SAI-247

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
        DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX DECURITIES LENDING FUND
                  DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


3. UNITS OF PARTICIPATION


     Participant transactions for the Fund were as follows:




                                                                            PERIOD ENDED
                                                                          DECEMBER 31, 1998
                                                                       UNITS            AMOUNT
                                                                  --------------   ----------------
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND
Units issued ..................................................      3,808,938       $ 38,087,969
Units redeemed ................................................             --                 --
                                                                     ---------       ------------
   Total ......................................................      3,808,938       $ 38,087,969
                                                                     =========       ============
DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND
Units issued ..................................................     16,677,844       $166,744,415
Units redeemed ................................................         (4,925)           (48,885)
                                                                    ----------       ------------
   Total ......................................................     16,672,919       $166,695,530
                                                                    ----------       ------------
Net increase (decrease) .......................................     20,481,857       $204,783,499
                                                                    ==========       ============

DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX SECURITIES LENDING FUND


     All of the Lending Fund's units outstanding were held by one unitholder at December 31, 1998.


DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND


     The Non-Lending Fund's two unitholders each held units in excess of 10% of the Non-Lending Fund units outstanding at December 31, 1998.


     Participants in each of the Lending Fund or the Non-Lending Fund may exchange their units for units of the other fund on any valuation date.


4. FUTURES CONTRACTS


     The Fund may use futures contracts to manage exposure to the relevant equity markets. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.


     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments


                                    SAI-248

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
        DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX DECURITIES LENDING FUND
                  DAILY MSCI PACIFIC BASIN EX-JAPAN INDEX FUND

                     NOTES TO COMBINED FINANCIAL STATEMENTS
                                DECEMBER 31, 1998


or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


                                    SAI-249

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Daily Government/Corporate Bond Fund



In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Daily Government/Corporate Bond Fund at December 31, 1998, and the results of its operations, the changes in its net assets and the selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Boston, Massachusetts
March 16, 1999

                                    SAI-250

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Statement of Assets and Liabilities
December 31, 1998
--------------------------------------------------------------------------------

ASSETS
Investments in securities, at value
 (cost $4,873,555,945)...........................................................  $4,948,456,324
Cash ............................................................................         333,076
Variation margin receivable .....................................................          40,606
Receivable for investments sold .................................................      75,591,039
Interest receivable .............................................................      63,180,280
Receivable for open swap contracts ..............................................         752,136
---------------------------------------------------------------------------------  --------------
   Total assets .................................................................   5,088,353,461
---------------------------------------------------------------------------------  --------------
LIABILITIES
Accrued expenses ................................................................          48,989
Payable for investments purchased ...............................................     442,722,111
Payable for open swap contracts .................................................       1,716,108
Variation margin payable ........................................................           5,438
---------------------------------------------------------------------------------  --------------
   Total liabilities ............................................................     444,492,646
---------------------------------------------------------------------------------  --------------
NET ASSETS (equivalent to $14.18 per unit based on 327,394,005 units outstanding)  $4,643,860,815
=================================================================================  ==============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-251

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Statement of Operations
Year ended December 31, 1998
--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest ................................................................................    $ 260,125,513
-------------------------------------------------------------------------------------------   -------------
EXPENSES
 Audit ...................................................................................           22,180
 Custody .................................................................................          527,628
-------------------------------------------------------------------------------------------   -------------
   Total expenses ........................................................................          549,808
-------------------------------------------------------------------------------------------   -------------
   Net investment income .................................................................      259,575,705
-------------------------------------------------------------------------------------------   -------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS, FUTURES CONTRACTS, SWAP CONTRACTS
AND WRITTEN
 OPTIONS
 Net realized gain (loss):
   Investments ...........................................................................      134,818,896
   Futures contracts .....................................................................        1,211,137
   Swap contracts ........................................................................        4,922,288
   Written options .......................................................................           15,818
-------------------------------------------------------------------------------------------   -------------
                                                                                                140,968,139
                                                                                              -------------
Net change in unrealized appreciation (depreciation):
 Investments .............................................................................      (20,809,409)
 Futures contracts .......................................................................           48,764
-------------------------------------------------------------------------------------------   -------------
                                                                                                (20,760,645)
                                                                                              -------------
Net realized and unrealized gain (loss) on investments, futures contracts, swap contracts and written
 options .................................................................................      120,207,494
-------------------------------------------------------------------------------------------   -------------
NET INCREASE (DECREASE) IN NET ASSETS RESULTING FROM OPERATIONS ..........................    $ 379,783,199
===========================================================================================   =============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-252

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Statement of Changes in Net Assets



                                                                                                YEAR ENDED DECEMBER 31,
                                                                                                 1998              1997
                                                                                          ----------------- -----------------
FROM OPERATIONS
Net investment income ...................................................................  $  259,575,705    $  240,312,689
Net realized gain (loss) on investments, futures contracts, swap contracts and written
 options ................................................................................     140,968,139        32,831,048
Net change in unrealized appreciation (depreciation) on investments and futures
 contracts ..............................................................................     (20,760,645)       73,634,856
-----------------------------------------------------------------------------------------  --------------    --------------
Net increase (decrease) in net assets resulting from operations .........................     379,783,199       346,778,593
-----------------------------------------------------------------------------------------  --------------    --------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions ...........      (9,412,044)      866,709,299
-----------------------------------------------------------------------------------------  --------------    --------------
Net increase (decrease) in net assets ...................................................     370,371,155     1,213,487,892
NET ASSETS
 Beginning of year ......................................................................   4,273,489,660     3,060,001,768
-----------------------------------------------------------------------------------------  --------------    --------------
 End of year ............................................................................  $4,643,860,815    $4,273,489,660
=========================================================================================  ==============    ==============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-253

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout the Year)



                                                                      YEAR ENDED DECEMBER 31,
                                             --------------------------------------------------------------------------
                                                  1998           1997           1996           1995           1994
                                             -------------- -------------- -------------- -------------- --------------
Net investment income* .....................   $     0.80     $     0.83     $     0.78     $     0.70     $     0.73
Net realized and unrealized gain (loss).....         0.38           0.32         ( 0.42)          1.17          (1.05)
--------------------------------------------   ----------     ----------     ----------     ----------     ----------
Net increase (decrease) ....................         1.18           1.15           0.36           1.87          (0.32)
NET ASSET VALUE
Beginning of year ..........................        13.00          11.85          11.49           9.62           9.94
--------------------------------------------   ----------     ----------     ----------     ----------     ----------
END OF YEAR ................................   $    14.18     $    13.00     $    11.85     $    11.49     $     9.62
============================================   ==========     ==========     ==========     ==========     ==========
Total return (%)** .........................         9.09           9.70           3.13          19.44          (3.22)
============================================   ==========     ==========     ==========     ==========     ==========
Ratio of expenses to average net
 assets (%) ................................         0.01           0.01           0.01           0.01           0.01
--------------------------------------------   ----------     ----------     ----------     ----------     ----------
Ratio of net investment income (loss)
 to average net assets (%) .................         5.89           6.73           6.82           6.53           6.81
--------------------------------------------   ----------     ----------     ----------     ----------     ----------
Portfolio turnover (%) .....................          478            294            299            611            144
--------------------------------------------   ----------     ----------     ----------     ----------     ----------
Net assets, end of year (000s) .............   $4,643,861     $4,273,490     $3,060,002     $1,991,393     $1,540,440
============================================   ==========     ==========     ==========     ==========     ==========

----------
* Net investment income has been calculated based on an average of units outstanding.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It represents the percentage change in the net asset value per unit between the beginning and end of the year. The calculation includes only those expenses charged directly to the Fund. The result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-254

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998




   PRINCIPAL                                                                                                 VALUE
---------------                                                                                        -----------------
                  NOTES & DEBENTURES--82.4%
 $ 10,000,000     AirTouch Communications Inc. ..........................       6.65%    1-May-08      $   10,552,620
    7,052,763     Amresco Residential Securities* .......................       5.82%    25-Mar-99          7,000,968
   13,000,000     Anheuser Busch Cos Inc. ...............................       7.00%    1-Dec-25          13,180,960
    1,734,430     Arkansas State Development Finance Authority ..........       9.75%    15-Nov-05          2,010,608
   20,000,000     Associates Corp. of North America .....................       5.85%    15-Jan-01         20,179,460
    2,500,000     Avco Financial Services Inc. ..........................       8.25%    14-Jan-00          2,575,153
   15,484,000     Avco Financial Services Inc. ..........................       6.35%    15-Sep-00         15,724,590
    9,000,000     Avon Energy Partners Hlds .............................       6.73%    11-Dec-02          9,246,024
   10,000,000     Bayerische Landesbank .................................       5.88%    1-Dec-08          10,129,850
    5,000,000     Bell Atlantic Pennsylvania Inc. .......................       6.00%    1-Dec-28           4,921,170
   19,860,000     Branch Banking & Trust Co. ............................       5.70%    1-Feb-01          19,925,280
    3,525,000     Burlington Northern Santa Fe Corp. ....................       7.25%    1-Aug-97           3,737,639
   20,000,000     Canada (Government) ...................................       5.25%    5-Nov-08          20,103,940
   10,355,000     Canadian Imperial Bank ................................       6.48%    24-Jan-00         10,484,334
    7,868,000     Canadian National Railway .............................       6.90%    15-Jul-28          8,181,146
   20,000,000     Cargill Inc. ..........................................       6.25%    13-Mar-00         20,249,860
    1,900,000     Case Corp. ............................................       7.25%    1-Aug-05           1,970,978
   11,350,000     Caterpillar Financial Services Corp. ..................       6.92%    15-Aug-00         11,626,338
    9,750,000     CIT Group Inc. ........................................       5.91%    10-Nov-03          9,838,715
   19,900,000     Citibank Credit Card Master Trust I ...................       5.85%    10-Apr-03         20,130,104
    9,800,000     Citigroup Inc. ........................................       9.50%    1-Mar-02          10,885,281
   20,000,000     Coca Cola Enterprises Inc. ............................       5.75%    1-Nov-08          20,161,060
   15,000,000     Colgate Palmolive Co. .................................       5.27%    1-Dec-03          15,050,145
    8,180,000     Colorado Interstate Gas Co. ...........................      10.00%    15-Jun-05          9,745,079
    2,216,000     Columbia Gas Systems Inc. .............................       7.62%    28-Nov-25          2,329,863
    5,000,000     Comcast Cable Communications I ........................       6.20%    15-Nov-08          5,091,515
   17,470,000     Comerica Bank .........................................       6.65%    1-Jun-00          17,768,195
   10,000,000     Commercial Credit Group Inc. ..........................       6.13%    1-Mar-00          10,084,060
    8,200,000     Commercial Credit Group Inc. ..........................       6.00%    15-Apr-00          8,268,404
   13,715,000     Commercial Credit Group Inc. ..........................       6.00%    15-Jun-00         13,835,144
   10,000,000     Contimortage Home Equity Loan Trust ...................       5.77%    15-Feb-24          9,956,250
    5,430,000     Continental Bank NA ...................................       7.88%    1-Feb-03           5,846,090
   11,500,000     Crestar Financial Corp. ...............................       6.50%    15-Jan-18         12,058,923
   10,000,000     Dayton Hudson Corp. ...................................       5.88%    1-Nov-08          10,166,320
    5,000,000     Deere (John) Capital Corp. ............................       6.28%    11-Oct-00          5,074,985

   The accompanying notes are an integral part of these financial statements.

                                    SAI-255

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



   PRINCIPAL                                                                                              VALUE
--------------                                                                                     ------------------
                 NOTES & DEBENTURES (CONTINUED)
 $12,755,000     DR Investments (b) .................................       7.10%    15-May-02     $    13,219,218
   4,600,000     Enron Corp. ........................................       9.65%    15-May-01           4,962,590
   5,000,000     Enron Corp. ........................................       9.13%    1-Apr-03            5,520,440
   7,000,000     Enron Corp. ........................................       6.50%    1-Aug-02            7,068,089
  14,700,000     Equitable Life Assurance Society (US) (b) ..........       6.95%    1-Dec-05           15,530,285
  11,089,493     Federal Home Loan Mortgage Corp. ...................       5.93%    25-May-06          11,148,268
     109,810     Federal Home Loan PC ...............................       9.00%    1-Feb-06              114,129
     143,107     Federal Home Loan PC ...............................       9.00%    1-Sep-06              149,251
     152,954     Federal Home Loan PC ...............................       9.00%    1-Oct-06              159,520
   8,645,413     Federal Home Loan PC ...............................       7.00%    1-Jul-28            8,812,874
     286,713     Federal National Mortgage Association ..............       8.00%    1-May-24              297,015
     353,846     Federal National Mortgage Association ..............       8.00%    1-Jul-24              367,115
     336,812     Federal National Mortgage Association ..............       8.00%    1-Jul-24              348,913
     313,796     Federal National Mortgage Association ..............       8.00%    1-Jul-24              325,070
     677,452     Federal National Mortgage Association ..............       8.00%    1-Jul-24              701,793
     331,360     Federal National Mortgage Association ..............       8.00%    1-Aug-24              343,265
     293,582     Federal National Mortgage Association ..............       8.00%    1-Aug-24              304,592
      45,192     Federal National Mortgage Association ..............       8.00%    1-Aug-24               46,816
     343,569     Federal National Mortgage Association ..............       8.00%    1-Sep-24              355,914
     326,473     Federal National Mortgage Association ..............       8.00%    1-Sep-24              338,715
     312,120     Federal National Mortgage Association ..............       8.00%    1-Sep-24              323,335
     304,635     Federal National Mortgage Association ..............       8.00%    1-Sep-24              315,581
     300,077     Federal National Mortgage Association ..............       8.00%    1-Sep-24              310,859
     338,839     Federal National Mortgage Association ..............       8.00%    1-Oct-24              351,546
     289,300     Federal National Mortgage Association ..............       8.00%    1-Oct-24              300,149
     842,629     Federal National Mortgage Association ..............       8.00%    1-Nov-24              872,905
     754,101     Federal National Mortgage Association ..............       8.00%    1-Nov-24              782,380
     336,154     Federal National Mortgage Association ..............       8.00%    1-Nov-24              348,231
     298,192     Federal National Mortgage Association ..............       8.00%    1-Nov-24              308,906
     153,441     Federal National Mortgage Association ..............       8.00%    1-Nov-24              159,339
     108,176     Federal National Mortgage Association ..............       8.00%    1-Dec-24              112,063
     297,813     Federal National Mortgage Association ..............       8.00%    1-Jan-25              308,513
     326,385     Federal National Mortgage Association ..............       8.00%    1-Apr-25              338,112
     300,905     Federal National Mortgage Association ..............       8.00%    1-Apr-25              311,717
     259,227     Federal National Mortgage Association ..............       8.00%    1-Apr-25              268,541
     353,214     Federal National Mortgage Association ..............       8.00%    1-May-25              365,905

   The accompanying notes are an integral part of these financial statements.

                                    SAI-256

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



  PRINCIPAL                                                                                       VALUE
------------                                                                                -----------------
               NOTES & DEBENTURES (CONTINUED)
$ 342,414      Federal National Mortgage Association ..........       8.00%    1-May-25     $      354,717
  335,842      Federal National Mortgage Association ..........       8.00%    1-May-25            347,908
  316,139      Federal National Mortgage Association ..........       8.00%    1-Jun-25            327,497
  196,794      Federal National Mortgage Association ..........       8.00%    1-Jun-25            203,865
  354,446      Federal National Mortgage Association ..........       8.00%    1-Jul-25            367,181
  319,449      Federal National Mortgage Association ..........       8.00%    1-Jul-25            330,927
  474,356      Federal National Mortgage Association ..........       8.00%    1-Aug-25            491,400
1,263,960      Federal National Mortgage Association ..........       8.00%    1-Sep-25          1,309,374
  332,513      Federal National Mortgage Association ..........       8.00%    1-Sep-25            344,460
  785,506      Federal National Mortgage Association ..........       8.00%    1-Dec-25            813,730
  297,242      Federal National Mortgage Association ..........       8.00%    1-Dec-25            307,922
  715,368      Federal National Mortgage Association ..........       8.00%    1-Jan-26            741,071
  309,606      Federal National Mortgage Association ..........       8.00%    1-Jan-26            320,730
  297,566      Federal National Mortgage Association ..........       8.00%    1-Jan-26            308,725
  311,628      Federal National Mortgage Association ..........       8.00%    1-Feb-26            322,825
  204,151      Federal National Mortgage Association ..........       8.00%    1-Jun-26            211,486
  318,405      Federal National Mortgage Association ..........       8.00%    1-Jul-26            329,845
  325,774      Federal National Mortgage Association ..........       8.00%    1-Aug-26            337,479
  352,952      Federal National Mortgage Association ..........       8.00%    1-Sep-26            365,581
  334,690      Federal National Mortgage Association ..........       8.00%    1-Sep-26            346,715
  334,384      Federal National Mortgage Association ..........       8.00%    1-Sep-26            346,348
  325,245      Federal National Mortgage Association ..........       8.00%    1-Oct-26            336,882
   58,923      Federal National Mortgage Association ..........       8.00%    1-Oct-26             61,041
  309,588      Federal National Mortgage Association ..........       8.00%    1-Nov-26            320,665
  337,891      Federal National Mortgage Association ..........       8.00%    1-Dec-26            349,981
  290,536      Federal National Mortgage Association ..........       8.00%    1-Aug-27            300,884
  779,469      Federal National Mortgage Association ..........       8.00%    1-Sep-27            807,233
  301,176      Federal National Mortgage Association ..........       8.00%    1-Sep-27            311,904
  309,708      Federal National Mortgage Association ..........       8.00%    1-Oct-27            320,740
  437,466      Federal National Mortgage Association ..........       8.00%    1-Jan-28            453,049
  326,000      Federal National Mortgage Association ..........       8.00%    1-Jan-28            337,612
  285,820      Federal National Mortgage Association ..........       8.00%    1-Jan-28            296,001
  276,416      Federal National Mortgage Association ..........       8.00%    1-Jan-28            286,262
1,225,330      Federal National Mortgage Association ..........       8.00%    1-Feb-28          1,268,976
  331,567      Federal National Mortgage Association ..........       8.00%    1-Feb-28            343,481
  303,202      Federal National Mortgage Association ..........       8.00%    1-Apr-28            314,002

   The accompanying notes are an integral part of these financial statements.

                                    SAI-257

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



   PRINCIPAL                                                                                                          VALUE
--------------                                                                                                  -----------------
                 NOTES & DEBENTURES (CONTINUED)
$   752,700      Federal National Mortgage Association ...........................       8.00%    1-May-28      $      779,511
    299,683      Federal National Mortgage Association ...........................       8.00%    1-Nov-28             310,358
    890,904      Federal National Mortgage Association ...........................       8.00%    1-Dec-28             922,638
  2,622,997      Federal National Mortgage Association ...........................       7.91%    1-Feb-01           2,672,309
  5,207,355      Federal National Mortgage Association ...........................       6.84%    1-Jan-05           5,303,171
 26,230,000      Federal National Mortgage Association ...........................       6.44%    24-Dec-07         26,948,754
 35,870,000      Federal National Mortgage Association ...........................       6.00%    15-May-08         37,836,106
     23,117      Federal National Mortgage Association ...........................       6.00%    1-Apr-24              22,857
    750,509      Federal National Mortgage Association ...........................       6.00%    1-Apr-28             740,655
    260,798      Federal National Mortgage Association ...........................       6.00%    1-Apr-28             257,374
     24,402      Federal National Mortgage Association ...........................       6.00%    1-Apr-28              24,082
    907,174      Federal National Mortgage Association ...........................       6.00%    1-Jun-28             895,263
     24,950      Federal National Mortgage Association ...........................       6.00%    1-Jun-28              24,622
    652,366      Federal National Mortgage Association ...........................       6.00%    1-Aug-28             643,800
    689,750      Federal National Mortgage Association ...........................       6.00%    1-Oct-28             680,693
    583,354      Federal National Mortgage Association ...........................       6.00%    1-Oct-28             575,694
     25,928      Federal National Mortgage Association ...........................       6.00%    1-Oct-28              25,648
    962,480      Federal National Mortgage Association ...........................       6.00%    1-Nov-28             949,843
    395,015      Federal National Mortgage Association ...........................       6.00%    1-Nov-28             389,829
    134,858      Federal National Mortgage Association ...........................       6.00%    1-Nov-28             133,087
    130,516      Federal National Mortgage Association ...........................       6.00%    1-Nov-28             128,802
    513,364      Federal National Mortgage Association ...........................       6.00%    1-Dec-28             506,624
    505,000      Federal National Mortgage Association ...........................       6.00%    1-Dec-28             498,369
    504,793      Federal National Mortgage Association ...........................       6.00%    1-Dec-28             498,165
    473,519      Federal National Mortgage Association ...........................       6.00%    1-Dec-28             467,302
161,750,000      Federal National Mortgage Association 30 Year TBA (a) ...........       6.50%    1-Dec-99         162,836,960
130,000,000      Federal National Mortgage Association 30 Year TBA (a) ...........       6.00%    1-Dec-99         128,313,900
 26,225,000      Federal National Mortgage Association Medium Term Note ..........       6.27%    5-Feb-08          26,799,695
 20,940,000      Federal National Mortgage Association Medium Term Note ..........       6.17%    15-Jan-08         21,319,412
 25,000,000      Federal National Mortgage Association Medium Term Note ..........       5.96%    11-Sep-28         25,435,950
 10,897,283      Federal National Mortgage Association REMIC, Class Z ............       6.89%    25-Dec-25         11,398,558
  5,450,000      Financing Corp. .................................................      10.35%    3-Aug-18           8,222,818
  3,800,000      Financing Corp. .................................................       9.40%    8-Feb-18           5,297,732
 10,000,000      Finova Capital Corp. ............................................       6.38%    15-May-05          9,949,550
  4,000,000      First Bank NA ...................................................       6.38%    15-Mar-01          4,069,028
  2,814,316      Fleetwood Credit Grantor Trust ..................................       6.64%    17-Sep-12          2,837,182

   The accompanying notes are an integral part of these financial statements.

                                    SAI-258

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



  PRINCIPAL                                                                                                  VALUE
-------------                                                                                          -----------------
                NOTES & DEBENTURES (CONTINUED)
$7,705,000      Ford Credit Auto Loan Master Trust ......................       6.50%    15-Aug-02     $    7,843,451
11,875,000      Ford Credit Auto Loan Master Trust ......................       5.50%    15-Feb-03         11,925,101
16,375,000      Ford Credit Auto Owner Trust ............................       5.65%    15-Oct-01         16,426,172
 6,500,000      Ford Motor Company Delaware .............................       8.90%    15-Jan-32          8,663,265
 9,150,000      Ford Motor Company Delaware .............................       6.63%    1-Oct-28           9,427,309
14,848,000      Ford Motor Credit Co. ...................................       8.38%    15-Jan-00         15,308,541
 2,072,000      Ford Motor Credit Co. ...................................       8.20%    15-Feb-02          2,225,504
13,700,000      Ford Motor Credit Co. ...................................       6.85%    15-Aug-00         14,033,814
 6,755,000      Ford Motor Credit Co. ...................................       6.38%    15-Apr-00          6,846,672
10,000,000      Gap Inc. ................................................       6.90%    15-Sep-07         10,992,500
15,000,000      GATX Capital Corp. ......................................       6.50%    1-Nov-00          15,210,330
10,000,000      GATX Capital Corp. ......................................       6.44%    9-Jun-00          10,096,530
 7,722,000      General Motors Acceptance Corp. .........................       7.00%    1-Mar-00           7,862,247
23,500,000      General Motors Acceptance Corp. .........................       6.75%    5-Jun-01          24,196,516
17,750,000      General Motors Acceptance Corp. .........................       6.63%    17-Apr-00         18,021,344
 5,500,000      General Motors Acceptance Corp. .........................       5.63%    15-Feb-01          5,526,527
 8,000,000      General Motors Corp. ....................................       6.75%    1-May-28           8,351,280
10,600,000      Georgia Power Co. .......................................       5.50%    1-Dec-05          10,598,845
 3,220,477      Government National Mortgage Association ................       9.50%    15-Nov-09          3,447,908
 1,072,278      Government National Mortgage Association ................       7.00%    15-Sep-28          1,097,070
   876,095      Government National Mortgage Association ................       7.00%    15-Sep-28            896,350
   442,067      Government National Mortgage Association ................       7.00%    15-Sep-28            452,287
 3,915,203      Government National Mortgage Association ................       7.00%    15-Oct-28          4,005,723
 1,815,234      Government National Mortgage Association ................       7.00%    15-Oct-28          1,857,202
 9,075,000      GTE Corp. ...............................................       9.38%    1-Dec-00           9,717,982
10,000,000      GTE North Inc. ..........................................       5.65%    15-Nov-08         10,111,610
 5,000,000      Halliburton Company MediumTerm Note .....................       5.63%    1-Dec-08           4,989,960
10,000,000      Hilfiger (Tommy) United States Of America Inc. ..........       6.50%    1-Jun-03           9,889,790
 5,000,000      Household Finance Corp ..................................       6.50%    15-Nov-08          5,221,250
 5,000,000      Household International Netherlands B V .................       6.20%    1-Dec-03           5,054,205
11,000,000      Hyder PLC (b) ...........................................       6.75%    15-Dec-04         11,329,516
22,400,000      IBM .....................................................       6.50%    15-Jan-28         23,595,734
25,460,000      Integra Bank ............................................       6.55%    15-Jun-00         25,871,561
 5,760,000      Integra Financial Corp. .................................       6.50%    15-Apr-00          5,829,114
20,000,000      Intermediate American Development Bank ..................       5.38%    18-Nov-08         20,157,340
12,780,000      International Bank For Reconstruction & Dev. ............       9.25%    15-Jul-17         17,640,617

   The accompanying notes are an integral part of these financial statements.

                                    SAI-259

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



   PRINCIPAL                                                                                               VALUE
--------------                                                                                       -----------------
                 NOTES & DEBENTURES (CONTINUED)
 $15,900,000     International Lease Finance Corp. ....................       6.65%    1-Apr-00      $   16,142,316
   8,300,000     International Lease Finance Corp. ....................       6.63%    1-Jun-00           8,439,440
  14,750,000     International Lease Finance Corp. ....................       6.63%    15-Aug-00         15,035,501
  11,290,000     International Lease Finance Corp. ....................       6.38%    18-Jan-00         11,404,334
   1,825,000     Ireland (Republic of) ................................       7.13%    15-Jul-02          1,928,671
  10,000,000     Italy (Republic of) ..................................       6.88%    27-Sep-23         11,161,000
  10,000,000     K N Energy Inc. ......................................       6.65%    1-Mar-05           9,953,470
   8,000,000     K N Energy Inc. ......................................       6.45%    30-Nov-01          8,025,072
   6,305,000     Kemper Corp. .........................................       6.88%    15-Sep-03          6,600,742
  22,400,000     Keycorp Institutional Capital ........................       6.63%    30-Jun-99         22,521,654
   2,000,000     Kroger Co. ...........................................       6.80%    15-Dec-18          2,016,256
   2,500,000     Kroger Co. ...........................................       6.38%    1-Mar-08           2,538,528
   3,400,000     Lehman Brothers Holdings * ...........................       5.58%    3-Jun-02           3,230,000
   5,425,000     Lehman Brothers Holdings Inc. ........................       6.15%    15-Mar-00          5,407,998
  20,000,000     Lehman Brothers Holdings Inc. ........................       6.05%    28-Apr-00         19,906,740
   5,300,000     Lehman Brothers Holdings Inc. ........................       6.00%    26-Feb-01          5,259,757
  10,000,000     Lockheed Martin Corp. ................................       7.70%    15-Jun-08         11,305,100
  11,015,000     Lockheed Martin Corp. ................................       6.85%    15-May-01         11,333,653
   5,000,000     Lucent Technologies Inc. .............................       6.50%    15-Jan-28          5,330,860
   5,000,000     Lucent Technologies Inc. .............................       5.50%    15-Nov-08          5,052,395
  19,500,000     Manitoba Province (Canada) ...........................       9.50%    1-Oct-00          20,873,034
   8,500,000     Manitoba Province (Canada) ...........................       9.00%    15-Dec-00          9,088,328
  12,500,000     Manitoba Province (Canada) ...........................       8.75%    15-May-01         13,469,000
  25,200,000     Manitoba Province (Canada) ...........................       8.00%    15-Apr-02         27,203,803
  15,156,000     Manitoba Province (Canada) ...........................       7.75%    1-Feb-02          16,186,093
  11,019,000     Manitoba Province (Canada) ...........................       6.88%    15-Sep-02         11,579,305
   8,250,000     Massachusetts Mutual Life Insurance Co. (b) ..........       7.63%    15-Nov-23          9,402,789
   5,000,000     Mead Corp. ...........................................       6.60%    1-Mar-02           5,087,985
   5,000,000     Mellon Financial Co. .................................       9.75%    15-Jun-01          5,478,310
   4,800,000     Mellon Financial Co. .................................       5.75%    15-Nov-03          4,821,658
   6,000,000     Merck & Company Inc. .................................       5.95%    1-Dec-28           5,995,470
   3,250,000     Meridian Bancorp Inc. ................................       6.63%    15-Jun-00          3,299,728
  25,000,000     Merrill Lynch & Co. Inc.* ............................       5.32%    21-May-01         24,750,000
  20,000,000     Merrill Lynch & Co. Inc. .............................       5.30%    30-Jan-99         19,950,000
  10,000,000     Morgan Stanley Dean Witter ...........................       5.88%    28-Feb-01         10,058,930
   5,000,000     Motorola Inc. ........................................       6.50%    15-Nov-28          5,089,250

   The accompanying notes are an integral part of these financial statements.

                                    SAI-260

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



   PRINCIPAL                                                                                   VALUE
--------------                                                                           -----------------
                 NOTES & DEBENTURES (CONTINUED)
 $16,875,000     National Bank of Hungary .................       7.95%    1-Nov-03      $   18,169,313
   8,250,000     National City Bank .......................       6.35%    15-Mar-01          8,405,199
   4,335,000     National Westminster Bank PLC ............       9.45%    1-May-01           4,680,166
  13,500,000     NationsBank Corp. ........................       6.13%    15-Jul-04         13,761,792
   6,250,000     NationsBank Corp. ........................       5.85%    5-Feb-02           6,303,850
   5,900,000     NationsBank Corp. ........................       5.75%    25-Jan-01          5,936,409
  12,150,000     New York Life Insurance Co. (b) ..........       6.40%    15-Dec-03         12,438,174
   6,000,000     News America Holdings Inc. ...............       7.38%    17-Oct-08          6,510,540
   5,000,000     News America Holdings Inc. ...............       7.25%    18-May-18          5,138,990
   5,000,000     Norfolk Southern Corp. ...................       6.70%    1-May-00           5,075,370
   7,650,000     Northrop Grumman Corp. ...................       9.38%    15-Oct-24          8,828,528
   5,000,000     Northrop Grumman Corp. ...................       7.88%    1-Mar-26           5,537,665
   3,750,000     Norwest Corp. ............................       6.13%    15-Oct-00          3,804,461
  15,195,000     Norwest Corp. ............................       6.00%    15-Mar-00         15,322,562
   5,000,000     Norwest Corp. ............................       5.63%    5-Feb-01           5,028,780
  10,910,000     Norwest Financial Inc. ...................       7.25%    15-Mar-00         11,158,683
   5,000,000     Norwest Financial Inc. ...................       6.20%    15-Feb-01          5,086,030
   5,265,000     Norwest Financial Inc. ...................       5.13%    15-Apr-00          5,255,565
   3,745,000     Nova Scotia Province (Canada) ............       9.38%    15-Jul-02          4,215,896
  20,085,000     Ontario Province (Canada) ................       8.00%    17-Oct-01         21,496,554
   9,650,000     Ontario Province (Canada) ................       7.63%    22-Jun-04         10,569,365
  10,500,000     Ontario Province (Canada) ................       7.38%    27-Jan-03         11,267,833
  15,000,000     Ontario Province (Canada) ................       5.50%    1-Oct-08          15,053,640
   5,000,000     Pacific Bell .............................       6.25%    1-Mar-05           5,209,050
   6,200,000     Pacific Mutual (b) .......................       7.90%    30-Dec-23          7,321,754
   2,000,000     Petroleum Geo Services A/S ...............       7.50%    31-Mar-07          2,071,552
   8,395,000     PNC Funding Corp. ........................       9.88%    1-Mar-01           9,129,386
   8,000,000     Praxair Inc. .............................       6.15%    15-Apr-03          7,995,816
  15,375,000     Premier Auto Trust .......................       6.35%    6-Apr-02          15,620,047
   8,000,000     Premier Auto Trust .......................       6.25%    6-Jun-01           8,077,504
   8,000,000     Premier Auto Trust .......................       5.63%    6-Aug-01           8,036,248
  12,905,000     Provident Bank Cincinnati Ohio ...........       6.13%    15-Dec-00         13,057,434
   4,525,000     Quebec Province (Canada) .................       9.13%    1-Mar-00           4,717,009
   5,000,000     Quebec Province (Canada) .................       7.00%    30-Jan-07          5,415,675
   5,000,000     Raytheon Co. .............................       6.75%    15-Aug-07          5,300,545
   6,000,000     Raytheon Co. .............................       6.30%    15-Mar-05          6,119,118

   The accompanying notes are an integral part of these financial statements.

                                    SAI-261

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



   PRINCIPAL                                                                                            VALUE
--------------                                                                                    -----------------
                 NOTES & DEBENTURES (CONTINUED)
$10,000,000      Raytheon Co. ......................................       6.15%    1-Nov-08      $   10,220,200
  7,900,000      Reliaster Financial Corp. .........................       6.63%    15-Sep-03          8,085,603
 20,012,000      Resolution Funding Corp. ..........................       8.88%    15-Jul-20         28,200,990
 15,000,000      Resolution Funding Corp. ..........................       8.63%    15-Jan-21         20,739,330
 19,750,000      Resolution Funding Corp. ..........................       8.13%    15-Oct-19         25,871,434
  4,000,000      Royal Caribbean Cruises Ltd. ......................       6.75%    15-Mar-08          3,932,144
  5,000,000      Saxon Asset Securities Trust ......................       5.75%    25-May-18          4,945,315
  8,000,000      Scripps (E W) Co. .................................       6.38%    5-Oct-02           8,156,032
 20,000,000      Sears Roebuck Acceptance Corp. ....................       5.63%    7-Feb-01          20,038,700
  4,150,000      Service Corporation International .................       6.00%    15-Dec-05          4,112,509
 10,150,000      Sola International Inc. ...........................       6.88%    15-Mar-08          9,602,722
 10,000,000      Spieker Pptys Inc. ................................       6.88%    1-Feb-05           9,845,640
  5,000,000      Sprint Capital Corp. ..............................       6.88%    15-Nov-28          5,187,880
 18,500,000      Sun Life Canada US Trust I (b) ....................       8.53%    29-May-49         19,722,850
  5,000,000      TCI Communications Inc. ...........................       7.88%    15-Feb-26          5,924,795
 10,000,000      Tele Communications Inc. ..........................       7.25%    1-Aug-05          10,816,940
  9,500,000      Time Warner Inc. ..................................       7.95%    1-Feb-00           9,739,448
 16,500,000      Time Warner Inc. ..................................       6.63%    15-May-29         16,759,165
 25,000,000      Time Warner Pass Through Asset Trust (b) ..........       4.90%    29-Jul-99         24,968,900
  5,150,000      Tosco Corporation .................................       7.00%    15-Jul-00          5,237,442
  5,000,000      Toyota Motor Credit Corp. .........................       5.63%    13-Nov-03          5,034,265
  9,500,000      TPSA Finance BV (b) ...............................       7.75%    10-Dec-08          9,466,189
  4,500,000      TPSA Finance BV (b) ...............................       7.13%    10-Dec-03          4,478,342
  9,710,000      Tyco International Group S A (b) ..................       6.13%    15-Jun-01          9,814,489
  5,000,000      Tyco International Group S A (b) ..................       6.13%    1-Nov-08           5,045,050
 26,515,000      U. S. Treasury Bonds ..............................      13.25%    15-May-14         43,949,832
 17,335,000      U. S. Treasury Bonds ..............................      12.50%    15-Aug-14         27,867,815
 11,650,000      U. S. Treasury Bonds ..............................      12.00%    15-Aug-13         17,795,899
  9,050,000      U. S. Treasury Bonds ..............................      10.38%    15-Nov-12         12,496,855
 43,300,000      U. S. Treasury Bonds ..............................       8.88%    15-Aug-17         60,998,009
130,000,000      U. S. Treasury Bonds ..............................       8.75%    15-Aug-20        184,961,530
 91,130,000      U. S. Treasury Bonds ..............................       8.13%    15-Aug-19        121,659,644
 88,695,000      U. S. Treasury Bonds ..............................       7.25%    15-Aug-22        110,312,899
 61,930,000      U. S. Treasury Bonds ..............................       5.50%    15-Aug-28         64,814,266
 56,000,000      U. S. Treasury Bonds ..............................       5.25%    15-Nov-28         57,312,416
 10,112,500      U. S. Treasury Bonds Inflation Indexed ............       3.63%    15-Apr-28          9,913,415

   The accompanying notes are an integral part of these financial statements.

                                    SAI-262

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



   PRINCIPAL                                                                                                 VALUE
--------------                                                                                         -----------------
                 NOTES & DEBENTURES (CONTINUED)
$40,000,000      U. S. Treasury Notes ...................................       7.88%    15-Nov-04     $   46,343,360
 70,100,000      U. S. Treasury Notes ...................................       7.00%    15-Jul-06         79,816,701
 77,000,000      U. S. Treasury Notes ...................................       6.63%    30-Apr-02         81,565,099
 97,535,000      U. S. Treasury Notes ...................................       6.50%    15-Aug-05        107,186,381
 85,912,000      U. S. Treasury Notes ...................................       6.25%    30-Jun-02         90,241,449
 87,000,000      U. S. Treasury Notes ...................................       6.13%    31-Dec-01         90,585,531
 50,000,000      U. S. Treasury Notes ...................................       5.50%    31-Mar-03         51,510,250
 93,500,000      U. S. Treasury Notes (e) ...............................       5.38%    31-Jul-00         94,555,148
 41,185,000      U. S. Treasury Notes ...................................       4.75%    15-Nov-08         41,447,226
115,200,000      U. S. Treasury Notes ...................................       4.50%    30-Sep-00        115,010,496
 51,400,000      U. S. Treasury Notes ...................................       4.25%    15-Nov-03         50,738,225
 25,598,250      U. S. Treasury Notes Inflation Indexed .................       3.63%    15-Jul-02         25,446,273
 59,690,000      U. S. Treasury Notes, Strip ............................       0.00%    15-May-12         29,362,824
 10,000,000      U. S. West Communications Inc. .........................       5.63%    15-Nov-08         10,146,030
 13,123,159      UCFC Home Equity Loan Owner Trust * ....................       5.73%    15-Apr-99         12,926,311
  3,525,000      Union Pacific Corp. ....................................       6.79%    9-Nov-07           3,657,195
  8,100,000      Union Texas Petroleum Holdings Inc. ....................       8.38%    15-Mar-05          9,195,047
  5,000,000      United Air Lines Inc. ..................................      10.67%    1-May-04           5,933,415
  2,000,000      United Technologies Corp. ..............................       6.70%    1-Aug-28           2,138,918
 13,090,000      US Leasing International Inc. ..........................       6.63%    15-May-03         13,556,253
  5,000,000      US West Capital Funding Inc. ...........................       6.50%    15-Nov-18          5,149,305
 10,425,000      USA Waste Services Inc. ................................       6.50%    15-Dec-02         10,620,031
  9,275,000      USL Capital Corp. ......................................       8.13%    15-Feb-00          9,533,105
  5,000,000      USX Marathon Group .....................................       6.85%    1-Mar-08           4,965,530
 13,850,000      Victorian Public Authority Financing ...................       8.25%    15-Jan-02         15,032,485
  5,265,000      Wal Mart Stores Inc. ...................................       6.13%    21-Nov-00          5,353,278
  5,330,000      Westpac Banking Ltd. ...................................       9.13%    15-Aug-01          5,751,017
  5,000,000      Wolverine Tube Inc. (b) ................................       7.38%    1-Aug-08           4,906,985
  6,500,000      Worldcom Inc. ..........................................       6.95%    15-Aug-28          6,978,660
 15,000,000      Worldcom Inc. ..........................................       6.40%    15-Aug-05         15,589,800
 10,000,000      Xerox Corp. ............................................       5.50%    15-Nov-03         10,109,430
  8,000,000      Yorkshire Power Finance Ltd. ...........................       6.15%    25-Feb-03          7,997,192
  8,000,000      Zions Institutional Capital Trust A ....................       8.54%    15-Dec-26          8,777,760
-----------      ---------------------------------------------------------     -----     ---------     --------------
                 TOTAL NOTES & DEBENTURES (Cost $3,999,657,970)..........                               4,074,558,349
                 ---------------------------------------------------------                             --------------

   The accompanying notes are an integral part of these financial statements.

                                    SAI-263

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



    PRINCIPAL                                                                                                  VALUE
----------------                                                                                         -----------------
                   NOTES & DEBENTURES (CONTINUED)
                   SHORT TERM U.S. GOVERNMENT OBLIGATIONS--0.0%
     2,150,000     U. S. Treasury Bills (c) (Cost $2,130,233) .............   4.35%        18-Mar-99          2,130,233
     ---------     ---------------------------------------------------------  ----         ---------          ---------
    UNITS
                   STATE STREET BANK AND TRUST INVESTMENT FUNDS FOR TAX
                    EXEMPT RETIREMENT PLANS--17.6%
   871,767,742     Short Term Investment Fund (d) .........................                                 871,767,742
   -----------     ---------------------------------------------------------                                -----------
                   TOTAL INVESTMENTS--100% (Cost $4,873,555,945) ..........                              $4,948,456,324
                   =========================================================                             ==============

(a) All or a portion of these securities have been purchased on a delayed delivery basis.

(b) Security exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers.

(c) At December 31, 1998, U.S. Treasury Bills with principal of $2,150,000 were pledged to cover margin requirements for open futures contracts. The following futures contracts were open at December 31, 1998:




SHORT FUTURES                         NUMBER OF        NOTIONAL        MATURITY      UNREALIZED
CONTRACTS                             CONTRACTS         VALUE            DATE        GAIN (LOSS)
----------------------------------   -----------   ---------------   ------------   ------------
U. S. Treasury Bond ..............       (228)      $ 29,134,125     March 1999      $ 539,904
U. S. Treasury Note 2 Yr .........        (86)        18,190,344     March 1999        (64,500)
                                                                                     ---------
                                                                                     $ 475,404
                                                                                     =========


LONG FUTURES                          NUMBER OF       NOTIONAL        MATURITY       UNREALIZED
CONTRACTS                             CONTRACTS         VALUE           DATE         GAIN (LOSS)
----------------------------------   -----------   --------------   ------------   --------------
U. S. Treasury Bond ..............        30        $  3,833,438    March 1999       $   39,844
U. S. Treasury Note 2 Yr .........       700         148,060,941    March 1999          205,572
U. S. Treasury Note 5 Yr .........       625          70,839,844    March 1999         (674,719)
                                                                                     ----------
                                                                                     $ (429,303)
                                                                                     ==========

(d)  Collective investment fund advised by State Street Global Advisors.

* Variable rate security. Rate disclosed is that which was in effect at December 31, 1998. Date disclosed is the next reset date.

(e) At December 31, 1998, U.S. Treasury Notes with principal of $2,900,000 were pledged to cover margin requirements for open swap contracts.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-264

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
DAILY GOVERNMENT/CORPORATE BOND FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998


--------------------------------------------------------------------------------
     The following swap contracts were open at December 31, 1998:






     CURRENT                                                                                                     UNREALIZED
    NOTIONAL                                                                                                    APPRECIATION
     AMOUNT                                               DESCRIPTION                                          (DEPRECIATION)
---------------- -------------------------------------------------------------------------------------------- ---------------
 $  50,000,000   Agreement with Lehman Brothers Special Financing, Inc., effective August 1, 1998 and                $0
                 terminating on March 1, 1999 to make monthly payments equal to 1 month LIBOR minus
                 15 basis points multiplied by the Current Notional Amount of $50,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman Brothers Long Corporate Index. For purposes of this agreement the
                 Bond Index is measured as 100 plus the total return since inception of the Lehman Brothers
                 Corporate Bond Index.
   100,000,000   Agreement with Lehman Brothers Special Financing, Inc., effective January 1, 1998 and                0
                 terminating on January 1, 1999 to make monthly payments equal to 1 month LIBOR minus
                 7.5 basis points multiplied by the Current Notional Amount of $100,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman Brothers Long Corporate Index. For purposes of this agreement the Bond Index is measured as 100 plus the total return since inception of the Lehman
                 Brothers Corporate Bond Index.
    25,000,000   Agreement with Lehman Brothers Special Financing, Inc., effective October 16, 1998 and               0
                 terminating on April 16, 1999 to make monthly payments equal to 1 month LIBOR minus 10 basis points multiplied by the Current Notional Amount of $25,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman Brothers Long Corporate Index. For purposes of this agreement the
                 Bond Index is measured as 100 plus the total return since inception of the Lehman Brothers
                 Corporate Bond Index.
    40,000,000   Agreement with Lehman Brothers Special Financing, Inc., effective May 1, 1998 and                    0
                 terminating on February 1, 1999 to make monthly payments equal to 1 month LIBOR minus
                 5 basis points multiplied by the Current Notional Amount of $40,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman Brothers Long Corporate Index. For purposes of this agreement the
                 Bond Index is measured as 100 plus the total return since inception of the Lehman Brothers
                 Corporate Bond Index.
    50,000,000   Agreement with Goldman Sachs Capital Markets, NY, effective October 1, 1998 and                      0
                 terminating on April 16, 1999 to make monthly payments equal to 1 month LIBOR minus 40 basis points multiplied by the Current Notional Amount of $50,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman Brothers Corporate Index. For purposes of this agreement the Bond
                 Index is measured as 100 plus the total return since inception of the Lehman Brothers
                 Corporate Bond Index.
    50,000,000   Agreement with Goldman Sachs Capital Markets, NY, effective December 1, 1998 and                     0
                 terminating on May 1,1999 to make monthly payments equal to 1 month LIBOR multiplied by the Current Notional Amount of $50,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman
                 Brothers Corporate Index. For purposes of this agreement the Bond Index is measured as
                 100 plus the total return since inception of the Lehman Brothers Corporate Bond Index.
    50,000,000   Agreement with Goldman Sachs Capital Markets, NY, 0effective December 1, 1998 and                    0
                                                                                                                     --
                 terminating on June 1, 1999 to make monthly payments equal to 1 month LIBOR multiplied by the Current Notional Amount of $50,000,000; and to receive or make payments equal to the Current Notional Amount multiplied by the month to date total return of the Lehman
                 Brothers Corporate Index. For purposes of this agreement the Bond Index is measured as
                 100 plus the total return since inception of the Lehman Brothers Corporate Bond Index.
                                                                                                                     $0
                                                                                                                     ==

   The accompanying notes are an integral part of these financial statements.

                                    SAI-265

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      DAILY GOVERNMENT/CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Daily Government/Corporate Bond Fund (the "Fund") was formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to match or exceed the return of the Lehman Brothers Government/Corporate Bond Index. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments in securities listed on a national securities exchange and over-the-counter securities are valued at the last reported sale price on the valuation date or, if no sales are reported for that day, the last published sale price, or at fair value as determined in good faith by the Trustee. Short-term investments, if any, are stated at amortized cost, which approximates market value. Investments in regulated investment companies or other State Street Bank collective investment funds are valued at the net asset value per share/unit on the valuation date. Futures contracts are valued at the last settlement price at the end of each day on the board of trade or exchange upon which they are traded. Index swap contracts are marked-to-market as the net amount due to or from the Fund in accordance with the terms of the contract based on the closing level of the relevant index and interest accrual through valuation date.


 B. SECURITY TRANSACTIONS AND INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Dividend income, if any, is recorded on the ex-dividend date. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     The net asset value of the Fund is determined each business day ("valuation date"). Issuances and redemptions of Fund units are made based upon the closing market value of the securities bought or sold as of the valuation date.


 E. EXPENSES

     Under the Declaration of Trust, the Fund may pay certain expenses for services received during the year. The Trustee is paid a custody fee at an annual rate of 0.0125% of the Fund's average net asset value.


                                    SAI-266

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      DAILY GOVERNMENT/CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

 F. DISTRIBUTIONS TO PARTICIPANTS

     Net investment income and net realized gains are retained by the Fund.


 G. FUTURES CONTRACTS

     The Fund may use futures contracts to manage interest rate exposure. Buying futures tends to increase a fund's exposure to the underlying instrument. Selling futures tends to decrease a fund's exposure to the underlying instrument, or hedge other investments. Futures contracts involve, to varying degrees, credit and market risks.

     The Fund enters into futures contracts only on exchanges or boards of trade where the exchange or board of trade acts as the counterparty to the transaction. Thus, credit risk on such transactions is limited to the failure of the exchange or board of trade. Losses in value may arise from changes in the value of the underlying instruments or if there is an illiquid secondary market for the contracts. In addition, there is the risk that there may not be an exact correlation between a futures contract and the underlying index.

     Upon entering into a futures contract, the Fund is required to deposit either in cash or securities an amount ("initial margin") equal to a certain percentage of the nominal value of the contract. Subsequent payments are made or received by the Fund periodically, depending on the daily fluctuation in the value of the underlying securities, and are recorded as unrealized gains or losses by the Fund. A gain or loss is realized when the contract is closed or expires.


 H. SWAP CONTRACTS

     Bond index swap contracts entered into by the Fund typically represent the exchange by the Fund with a counterparty of a commitment to pay interest at a variable rate for a cash flow based on the change in market price and/or total return (change in market price plus interest income) of the relevant bond index. Such contracts may have a term of one to ten years, but typically require periodic interim settlement in cash, at which time both the value of the index and the specified interest rate are reset for the next settlement period. During the period that the swap contract is open, changes in the value of the swap are reported as unrealized gains or losses, while periodic cash settlements are reported as realized gains or losses in the Statement of Operations. Unrealized gains or losses are reported as an asset or a liability in the Statement of Assets and Liabilities.

     Entering into bond index swap contracts involves, to varying degrees, elements of credit, market and interest rate risk in excess of the amounts reported in the Statement of Assets and Liabilities. Notional principal amounts are used to express the extent of involvement in those transactions, but are not delivered under the contracts. Accordingly, credit risk is limited to any amounts receivable from the counterparty. To reduce credit risk from potential counterparty default, the Fund enters into swap contracts with counterparties whose creditworthiness has been approved by the Trustee. The Fund bears the market risk arising from any change in index values or interest rates.



 I. PURCHASED AND WRITTEN OPTIONS

     The Fund may purchase or write (sell) options contracts to manage exposure to the bond market and to fluctuations in interest rates. Writing puts and buying calls tend to increase the Fund's exposure to the underlying


                                    SAI-267

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      DAILY GOVERNMENT/CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

instrument. In general, buying puts and writing calls tend to decrease the Fund's exposure to the underlying instrument, or hedge other Fund investments. Options involve, to varying degrees, credit and market risks. Loss in value may arise from changes in the value of the underlying instruments. In writing a put option, the Fund assumes the risk of incurring a loss if the market price decreases and the option is exercised. In addition, there is the risk that the Fund may not be able to enter into a closing transaction because of an illiquid secondary market for the contracts or if the counterparties do not perform in accordance with the contracts' terms.


 J. DELAYED DELIVERY COMMITMENTS


     The Fund may purchase or sell securities on a delayed delivery, when issued, or forward commitment basis. Payment and delivery may take place a month or more after the date of the transaction. The price of the underlying securities and the date when the securities will be delivered and paid for are fixed at the time the transaction is negotiated.


 K. DOLLAR ROLL TRANSACTIONS


     The Fund may enter into dollar roll transactions. A dollar roll transaction involves a sale by the Fund of securities, or a forward commitment to purchase securities, with an agreement by the Fund to repurchase substantially similar securities, or a substantially similar commitment, at an agreed upon price and date. During the period between the sale and repurchase, the Fund will not be entitled to accrue interest and/or receive principal payments on the securities sold. Dollar roll transactions involve the risk that the market value of the securities sold by the Fund may decline below the repurchase price of those securities. In the event the buyer of the securities under a dollar roll transaction files for bankruptcy or becomes insolvent, the Fund's use of proceeds of the transaction may be restricted pending a determination by or with respect to the other party.


 L. USE OF ESTIMATES


     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


3. INVESTMENT TRANSACTIONS


     Purchases and sales of securities, excluding short-term investments and including in-kind contributions and redemptions, if any, during the year ended December 31, 1998 were $21,045,008,977 and $21,085,492,815, respectively, resulting in a net realized gain (loss) of $134,818,896.


                                    SAI-268

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                      DAILY GOVERNMENT/CORPORATE BOND FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

     Investments in written options for the Fund for the year ended December 31, 1998 are summarized as follows:




                                             WRITTEN OPTIONS
                                      -----------------------------
                                       NUMBER OF        PREMIUMS
                                       CONTRACTS        RECEIVED
                                      -----------   ---------------
Open at December 31, 1997 .........           0      $          0
Contracts opened ..................       1,558         1,137,750
Contracts closed ..................      (1,558)       (1,137,750)
                                         ------      ------------
Open at December 31, 1998 .........           0      $          0
                                         ======      ============

4. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:




                                                               YEAR ENDED DECEMBER 31,
                                    ------------------------------------------------------------------------------
                                                     1998                                     1997
                                    ---------------------------------------   ------------------------------------
                                          UNITS                AMOUNT               UNITS              AMOUNT
                                    -----------------   -------------------   ----------------   -----------------
Units issued ....................       115,428,444      $  1,570,818,324        138,789,456      $1,697,854,639
Units redeemed ..................      (116,709,556)       (1,580,230,368)       (68,402,642)       (831,145,340)
                                       ------------      ----------------        -----------      --------------
Net increase (decrease) .........        (1,281,112)     $     (9,412,044)        70,386,814      $  866,709,299
                                       ============      ================        ===========      ==============

     Units in excess of 10% of the Fund units outstanding at December 31, 1998 held by one of the Fund's 21 unitholders aggregated 87% of the Fund's total units outstanding.


                                    SAI-269

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT ACCOUNTANTS

To the Participants and Trustee of
State Street Bank and Trust Company
Short Term Investment Fund


In our opinion, the accompanying statement of assets and liabilities, including the schedule of investments, and the related statements of operations and of changes in net assets and the selected per unit data present fairly, in all material respects, the financial position of State Street Bank and Trust Company Short Term Investment Fund at December 31, 1998, and the results of its operations, the changes in its net assets and the selected per unit data for the periods indicated, in conformity with generally accepted accounting principles. These financial statements and selected per unit data (hereafter referred to as "financial statements") are the responsibility of the Trustee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Trustee, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the custodian, provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Boston, Massachusetts
February 9, 1999

                                    SAI-270

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Statement of Assets and Liabilities
December 31, 1998

--------------------------------------------------------------------------------

ASSETS
Investments in securities, at amortized cost .......................................    $ 20,422,031,210
Cash ...............................................................................                  76
Interest and other receivables .....................................................         179,627,906
-------------------------------------------------------------------------------------   ----------------
    Total assets ...................................................................      20,601,659,192
-------------------------------------------------------------------------------------   ----------------
LIABILITIES
Distributions payable ..............................................................          92,922,495
Other liabilities ..................................................................              12,473
-------------------------------------------------------------------------------------   ----------------
    Total liabilities ..............................................................          92,934,968
-------------------------------------------------------------------------------------   ----------------
NET ASSETS (equivalent to $1.00 per unit based on 20,508,726,346 units outstanding)     $ 20,508,724,224
=====================================================================================   ================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-271

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Statement of Operations
Year ended December 31, 1998

--------------------------------------------------------------------------------

INVESTMENT INCOME
 Interest .............................................................  $1,239,922,276
-----------------------------------------------------------------------  --------------
EXPENSES
 Audit ................................................................          30,850
 Other ................................................................          45,432
-----------------------------------------------------------------------  --------------
   Total expenses .....................................................          76,282
-----------------------------------------------------------------------  --------------
   Net investment income ..............................................   1,239,845,994
-----------------------------------------------------------------------  --------------
Net realized gain (loss) on investments ...............................             499
-----------------------------------------------------------------------  --------------
Net increase (decrease) in net assets resulting from operations .......  $1,239,846,493
=======================================================================  ==============



   The accompanying notes are an integral part of these financial statements.

                                    SAI-272

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Statement of Changes in Net Assets



                                                                                        YEAR ENDED DECEMBER 31,
                                                                                        1998                 1997
                                                                                -------------------  -------------------
FROM OPERATIONS
Net investment income ........................................................   $  1,239,845,994     $  1,076,734,419
Net realized gain (loss) on investments ......................................                499                  242
-------------------------------------------------------------------------------  ----------------     ----------------
Net increase (decrease) in net assets resulting from operations ..............      1,239,846,493        1,076,734,661
-------------------------------------------------------------------------------  ----------------     ----------------
Distributions ................................................................     (1,239,845,994)      (1,076,730,419)
-------------------------------------------------------------------------------  ----------------     ----------------
FROM PARTICIPANT TRANSACTIONS
Net increase (decrease) in net assets resulting from participant transactions       1,945,666,619        4,800,113,295
-------------------------------------------------------------------------------  ----------------     ----------------
Net increase (decrease) in net assets ........................................      1,945,667,118        4,800,117,537
NET ASSETS
 Beginning of year ...........................................................     18,563,057,106       13,762,939,569
-------------------------------------------------------------------------------  ----------------     ----------------
 End of year .................................................................   $ 20,508,724,224     $ 18,563,057,106
===============================================================================  ================     ================



   The accompanying notes are an integral part of these financial statements.

                                    SAI-273

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND

Selected Per Unit Data
(For a Unit of Participation Outstanding Throughout Each Year)



                                                                     YEAR ENDED DECEMBER 31,
                                         --------------------------------------------------------------------------------
                                               1998            1997            1996            1995            1994
                                         --------------- --------------- --------------- --------------- ---------------
Net investment income ..................   $    0.0551     $    0.0563     $    0.0548     $    0.0604     $    0.0424
Net realized gain (loss)* ..............        0.0000          0.0000          0.0000          0.0000          0.0000
Net change in net assets resulting from
 operations ............................   $    0.0551     $    0.0563     $    0.0548     $    0.0604     $    0.0424
========================================   ===========     ===========     ===========     ===========     ===========
Distributions from net investment
 income ................................   $    0.0551     $    0.0563     $    0.0548     $    0.0604     $    0.0424
========================================   ===========     ===========     ===========     ===========     ===========
Total return (%)** .....................        5.65            5.77            5.62            6.21            4.32
----------------------------------------   -----------     -----------     -----------     -----------     -----------
Ratio of expenses to average net
 assets (%)*** .........................        0.00            0.00            0.00            0.00            0.00
Ratio of net investment income to
 average net assets (%) ................        5.51            5.63            5.48            6.04            4.24
Net assets, end of year (000s) .........   $20,508,724     $18,563,057     $13,762,940     $12,393,148     $ 9,239,219
========================================   ===========     ===========     ===========     ===========     ===========

----------
*     Zero amounts represent those which are less than $.00005 per unit.

** Total return calculation is based on the value of a single unit of participation outstanding throughout the year. It assumes reinvestment of distributions and includes only those expenses charged directly to the Fund. This result may be reduced by any administrative or other fees which are incurred in the management or maintenance of individual participant accounts.

***   Less than .005%


   The accompanying notes are an integral part of these financial statements.

                                    SAI-274

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY

SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998



     PRINCIPAL                                                                                        VALUE
-------------------                                                                            ------------------
                    SHORT TERM INSTRUMENTS--99.6%
 $    100,000,000   ABB Treasury Center USA Inc. ..................     5.05%     22-Feb-99     $    99,270,556
      100,000,000   Abbey National Number America .................     4.90%     29-Apr-99         100,000,000
      100,000,000   Abbey National Treasury Services PLC ..........     5.25%     06-Jan-99         100,000,000
      130,000,000   Abbey National Treasury Services PLC ..........     5.58%     19-Aug-99         129,930,883
      230,000,000   Abbey National Treasury Services PLC ..........     5.55%     26-Jan-99         229,999,014
      100,000,000   Abbey National Treasury Services PLC ..........     5.54%     20-Jan-99          99,999,001
       35,000,000   Abbey National Treasury Services PLC ..........     5.53%     26-Jan-99          34,998,735
      100,000,000   Abbey National Treasury Services PLC ..........     5.51%     11-Jan-99         100,001,343
       50,000,000   Abbey National Treasury Services PLC ..........     5.38%     04-Jan-99*         49,977,569
       73,000,000   Abbey National Treasury Services PLC ..........     4.79%     01-Jan-99*         72,965,171
      150,000,000   ABN Amro Bank NV ..............................     4.94%     09-Apr-99         147,984,875
       80,000,000   Assets Securitization Cooperative .............     5.42%     14-Jan-99          79,843,422
      113,000,000   Assets Securitization Cooperative .............     5.28%     12-Feb-99         112,303,920
       93,000,000   Banc One Corporation ..........................     5.48%     15-Jan-99*         92,985,174
       75,000,000   Bank of America ...............................     5.15%     04-Apr-99          75,000,000
      150,000,000   Bank of America ...............................     5.13%     22-Mar-99         150,000,000
       75,000,000   Bank of Montreal (Chicago) ....................     5.73%     30-Mar-99          74,987,014
       50,000,000   Bank of Montreal (Chicago) ....................     5.05%     12-Nov-99          49,985,438
       50,000,000   Bank of Nova Scotia ...........................     5.83%     04-May-99          49,990,332
       90,000,000   Bank of Nova Scotia ...........................     5.68%     08-Mar-99          89,989,868
      150,000,000   Bank of Scotland ..............................     5.06%     05-May-99         150,002,519
       75,000,000   Bank One (Wisconsin) ..........................     5.55%     29-Jan-99          74,995,585
      150,000,000   Barclays Bank PLC .............................     5.56%     25-Feb-99         149,986,991
      100,000,000   Barclays Bank PLC .............................     5.41%     04-Jan-99*         99,969,502
      155,000,000   Bayerische Hypotheken Und .....................     5.55%     04-Jan-99         155,000,000
      700,000,000   Bayerische Hypotheken Und .....................     5.13%     04-Jan-99         700,000,000
      210,000,000   Bayerische Landesbank (New York) ..............     5.49%     29-Jan-99*        209,919,022
      128,000,000   Bayerische Landesbank (New York) ..............     5.41%     11-Jan-99*        127,964,339
      100,000,000   Bayerische Vereinsbank AG .....................     5.60%     02-Feb-99         100,002,524
      128,800,000   Canada (Government) ...........................     6.68%     15-Jul-99         130,067,480
      100,000,000   Canada (Government) ...........................     5.17%     01-Feb-99          99,554,806
      100,000,000   Canadian Imperial Bank of Commerce ............     5.64%     02-Mar-99         100,071,435
       75,000,000   Canadian Imperial Bank of Commerce ............     5.55%     10-Feb-99          74,996,057
      150,000,000   Canadian Imperial Bank of Commerce ............     5.12%     14-Jan-99         150,000,000
       37,500,000   Canadian Imperial Bank of Commerce ............     5.12%     19-Jan-99          37,499,404
      100,000,000   Canadian Imperial Bank of Commerce ............     5.12%     06-Apr-99         100,000,000
       20,000,000   Caterpillar Financial Services ................     5.89%     15-Oct-99          20,090,179
      100,000,000   Chase Manhattan Bank USA ......................     5.30%     05-Feb-99         100,000,000
      100,000,000   Chase Manhattan Corp ..........................     5.72%     17-May-99          99,971,465
       50,000,000   Comerica Bank (Detroit) .......................     5.53%     04-Jan-99*         49,998,286
       50,000,000   Comerica Bank (Detroit) .......................     5.11%     10-Mar-99*         49,984,947

   The accompanying notes are an integral part of these financial statements.

                                    SAI-275

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998
Short Term Investments (Continued)


     PRINCIPAL                                                                                        VALUE
-------------------                                                                            ------------------
                    SHORT TERM INSTRUMENTS (CONTINUED)
 $    120,000,000   Commerzbank Aktiengesellschaft ..................     6.75%  05-Jan-99      $   120,000,000
      150,000,000   Commerzbank Aktiengesellschaft ..................     5.46%  12-Feb-99          149,044,500
       75,000,000   Commonwealth Bank Australia .....................     5.48%  04-Jan-99           74,965,750
       61,000,000   Commonwealth Bank Australia .....................     5.07%  23-Feb-99           60,544,686
       80,000,000   Commonwealth Bank Australia .....................     5.06%  18-Mar-99           79,145,422
       50,000,000   Credit Suisse First Boston New York .............     5.82%  04-May-99           50,010,050
      125,000,000   Credit Suisse First Boston New York .............     5.67%  24-Aug-99          125,000,000
       45,574,000   Delaware Funding Corp. ..........................     5.36%  19-Jan-99           45,451,862
      125,000,000   Delaware Funding Corp. ..........................     5.33%  27-Jan-99          124,518,819
       45,000,000   Delaware Funding Corp. ..........................     5.20%  18-Feb-99           44,688,000
       60,062,000   Delaware Funding Corp. ..........................     5.17%  14-Jan-99           59,949,868
      192,985,000   Delaware Funding Corp. ..........................     5.17%  15-Jan-99          192,596,993
      100,000,000   Den Danske Bank .................................     5.25%  10-Feb-99          100,000,000
       50,000,000   Den Danske Bank AS ..............................     5.22%  01-Jan-99*          50,000,639
      100,000,000   Den Danske Corporation ..........................     5.45%  04-Jan-99           99,954,583
       70,000,000   Deutsche Bank AG ................................     5.67%  08-Jan-99           69,999,614
       85,000,000   Deutsche Bank AG ................................     5.13%  01-Jan-99*          85,000,000
      150,000,000   Deutsche Bank AG ................................     5.11%  01-Jan-99*         150,000,000
      400,000,000   Dresdner Bank (Grand Cayman) ....................     5.25%  04-Jan-99          400,000,000
       40,000,000   Dresdner Bank AG (New York Branch) ..............     5.51%  15-Jan-99           39,999,411
       25,000,000   E.I. Du Pont de Nemours & Co. ...................     4.90%  12-Feb-99           24,857,083
       70,000,000   Falcon Asset Securitization .....................     5.68%  20-Jan-99           69,790,156
       55,670,000   Falcon Asset Securitization .....................     5.62%  15-Jan-99           55,548,330
       73,000,000   Falcon Asset Securitization .....................     5.45%  15-Jan-99           72,845,281
       22,170,000   Falcon Asset Securitization .....................     5.43%  17-Feb-99           22,012,833
       46,770,000   Falcon Asset Securitization .....................     5.40%  02-Feb-99           46,545,504
       71,492,000   Falcon Asset Securitization .....................     5.35%  05-Feb-99           71,120,142
       29,884,000   Falcon Asset Securitization .....................     5.32%  05-Feb-99           29,729,433
       55,615,000   Falcon Asset Securitization .....................     5.24%  21-Jan-99           55,453,099
       22,130,000   Falcon Asset Securitization .....................     5.22%  16-Feb-99           21,982,393
       25,000,000   Falcon Asset Securitization .....................     5.22%  23-Feb-99           24,807,875
       80,000,000   Falcon Asset Securitization .....................     5.20%  25-Feb-99           79,364,444
       50,000,000   Falcon Asset Securitization .....................     5.20%  26-Feb-99           49,595,556
      185,000,000   Federal Home Loan Bank ..........................     5.06%  06-Jan-99          184,869,986
       51,515,000   Federal Home Loan Bank ..........................     4.98%  03-Feb-99           51,279,834
       97,900,000   Federal Home Loan Bank ..........................     4.94%  10-Feb-99           97,362,638
      125,000,000   Federal Home Loan Bank ..........................     5.38%  04-Jan-99          124,957,192
      160,000,000   Federal Home Loan Bank ..........................     4.80%  01-Jan-99*         159,902,115
       50,000,000   Federal Home Loan Mortgage Corporation ..........     5.42%  26-Jan-99*          49,997,627
      123,841,000   Federal Home Loan Mortgage Corporation ..........     5.10%  29-Jan-99          123,349,764
       74,019,000   Federal Home Loan Mortgage Corporation ..........     5.06%  29-Jan-99           73,727,694

   The accompanying notes are an integral part of these financial statements.

                                    SAI-276

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998
Short Term Investments (Continued)



     PRINCIPAL                                                                                         VALUE
-------------------                                                                             ------------------
                    SHORT TERM INSTRUMENTS (CONTINUED)
 $    100,000,000   Federal National Mortgage Association ..........     5.10%     05-Jan-99*    $    99,953,685
      150,000,000   Federal National Mortgage Association ..........     4.91%     15-Jan-99         149,713,583
      105,000,000   Federal National Mortgage Association ..........     4.80%     06-May-99         103,250,000
      300,000,000   First National Bank of Chicago .................     5.00%     04-Jan-99         300,000,000
      135,000,000   Fleet Financial Group Inc ......................     5.22%     22-Jan-99*        135,000,000
      100,000,000   Fleet National Bank (R.I.) .....................     5.13%     20-Jan-99         100,000,000
      175,000,000   Fleet National Bank (R.I.) .....................     4.86%     01-Jan-99         174,980,183
       60,000,000   Ford Motor Credit Co. ..........................     5.15%     03-Mar-99          59,476,417
      150,000,000   General American Life Insurance ................     5.73%     30-Jan-99         150,000,000
       30,000,000   General Electric Capital Corp ..................     5.19%     19-Jan-99          29,922,150
       60,000,000   General Electric Capital Corp ..................     5.19%     09-Mar-99*         60,000,000
       26,000,000   General Electric Capital Corp ..................     5.11%     09-Mar-99*         25,994,443
       24,000,000   General Electric Capital Corp ..................     5.09%     08-Mar-99*         23,994,903
       30,000,000   General Electric Capital Corp ..................     5.05%     23-Feb-99          29,776,958
      100,000,000   General Electric Capital Corp ..................     5.05%     10-Mar-99          99,046,111
       50,000,000   General Electric Capital Corp ..................     5.03%     11-Feb-99          49,713,569
      100,000,000   General Electric Capital Corp ..................     4.94%     17-Mar-99          98,970,833
      150,000,000   General Electric Capital Corp ..................     4.89%     16-Jun-99         146,617,750
      115,000,000   General Electric Capital Corp ..................     4.86%     01-Jan-99*        115,000,000
      400,000,000   Goldman Sachs Group L P ........................     5.13%     04-Jan-99         399,829,167
      350,000,000   Halifax Building Society .......................     5.88%     04-Jan-99         350,000,000
      600,000,000   Halifax Building Society .......................     5.75%     04-Jan-99         600,000,000
       65,000,000   IBM ............................................     5.05%     22-Jan-99*         64,971,866
      100,000,000   IBM ............................................     5.03%     03-Feb-99*         99,935,278
       80,000,000   IBM Credit Corporation .........................     5.17%     21-Jan-99*         79,965,264
       60,000,000   IBM Credit Corporation .........................     5.15%     22-Jan-99*         59,973,854
       37,000,000   IBM Credit Corporation .........................     5.14%     06-Jan-99*         36,981,711
      150,000,000   JP Morgan & Company, Inc. ......................     5.31%     19-Jan-99         149,601,750
       80,000,000   JP Morgan & Company, Inc. ......................     5.48%     07-Jan-99*         79,972,091
      200,000,000   JP Morgan & Company, Inc. ......................     5.21%     05-Jan-99*        199,984,833
      150,000,000   JP Morgan & Company, Inc. ......................     5.75%     10-Mar-99         150,000,000
       73,500,000   Key Bank N A ...................................     5.44%     21-Jan-99*         73,469,643
       75,000,000   Key Bank N A ...................................     5.23%     21-Jan-99*         75,000,000
      100,000,000   Key Bank N A ...................................     5.13%     20-Feb-99*         99,992,398
      195,000,000   Key Bank N A ...................................     4.83%     01-Jan-99*        194,910,314
      200,000,000   Key Bank N A ...................................     4.80%     01-Jan-99*        199,973,932
      100,000,000   KFW International Finance Inc. .................     5.10%     12-Mar-99          99,008,333
      100,000,000   Kredietbank NV .................................     5.66%     23-Mar-99          99,988,302
      100,000,000   Marshall & Ilsley Bank (Grand Cayman) ..........     4.88%     04-Jan-99         100,000,000
      105,069,000   Marshall & Ilsley Bank (Grand Cayman) ..........     4.75%     04-Jan-99         105,069,000
       50,000,000   Merrill Lynch & Company Inc ....................     5.79%     28-Apr-99          50,000,000


   The accompanying notes are an integral part of these financial statements.

                                    SAI-277

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998
Short Term Investments (Continued)



     PRINCIPAL                                                                                       VALUE
-------------------                                                                           ------------------
                    SHORT TERM INSTRUMENTS (CONTINUED)
 $     40,000,000   Merrill Lynch & Company Inc ..................     5.58%     08-Feb-99*    $    40,010,540
       50,000,000   Merrill Lynch & Company Inc ..................     5.32%     16-Feb-99*         49,996,932
      150,000,000   Merrill Lynch & Company Inc ..................     5.24%     06-Jan-99*        149,996,244
      100,000,000   Merrill Lynch & Company Inc ..................     5.19%     04-Feb-99*         99,994,945
      400,000,000   National Australia Bank Ltd. .................     5.25%     04-Jan-99         400,000,000
      100,000,000   National Australia Bank Ltd. .................     5.13%     24-Mar-99         100,000,000
      125,000,000   National Australia Funding ...................     5.23%     22-Feb-99         124,055,694
      100,000,000   National Bank of Canada (New York) ...........     5.21%     05-Mar-99         100,000,000
      100,000,000   National City Bank (Grand Cayman) ............     5.00%     04-Jan-99         100,000,000
      100,000,000   National City Bank (Grand Cayman) ............     4.88%     04-Jan-99         100,000,000
      300,000,000   National City Bank (Grand Cayman) ............     4.75%     04-Jan-99         300,000,000
       50,000,000   National City Bank (Indiana) .................     5.73%     19-Apr-99          49,992,917
       40,000,000   National City Bank (Indiana) .................     5.45%     08-Jan-99*         39,995,725
       60,000,000   National Westminster Bank PLC ................     5.70%     31-Mar-99          59,985,991
      175,000,000   National Westminster Bank PLC ................     5.62%     19-Mar-99         174,975,227
      113,000,000   NationsBank NA (N.C.) ........................     5.26%     05-Jan-99*        113,000,000
       25,000,000   NationsBank NA (N.C.) ........................     5.12%     19-Apr-99          25,000,367
      100,000,000   NationsBank NA (N.C.) ........................     4.83%     01-Jan-99*         99,980,067
      100,000,000   Old Line Funding Corporation .................     5.68%     22-Jan-99          99,668,667
      224,529,000   Old Line Funding Corporation .................     5.52%     07-Jan-99         224,322,433
       18,254,000   Old Line Funding Corporation .................     5.52%     22-Jan-99          18,195,222
       50,272,000   Old Line Funding Corporation .................     5.50%     12-Jan-99          50,187,515
       35,000,000   Old Line Funding Corporation .................     5.50%     13-Jan-99          34,935,833
       68,393,000   Old Line Funding Corporation .................     5.48%     15-Jan-99          68,247,247
       65,000,000   Old Line Funding Corporation .................     5.45%     08-Jan-99          64,931,118
       42,877,000   Old Line Funding Corporation .................     5.45%     14-Jan-99          42,792,616
       33,199,000   Old Line Funding Corporation .................     5.45%     21-Jan-99          33,098,481
       57,458,000   Old Line Funding Corporation .................     5.42%     27-Jan-99          57,233,084
       44,000,000   Paccar Financial Corp ........................     5.08%     25-Mar-99          43,484,662
       90,000,000   Pepsico Inc ..................................     5.21%     19-Feb-99*         89,936,006
       73,000,000   PNC Bank NA (Pittsburgh) .....................     5.71%     26-Apr-99          72,986,786
      100,000,000   PNC Bank NA (Pittsburgh) .....................     5.41%     19-Jan-99*         99,954,141
      110,000,000   PNC Bank NA (Pittsburgh) .....................     4.79%     01-Jan-99*        109,956,332
       44,000,000   Preferred Receivables Funding Corp. ..........     5.62%     15-Jan-99          43,903,836
       64,035,000   Preferred Receivables Funding Corp. ..........     5.45%     25-Jan-99          63,802,340
       23,000,000   Preferred Receivables Funding Corp. ..........     5.40%     21-Jan-99          22,931,000
       50,800,000   Preferred Receivables Funding Corp. ..........     5.37%     27-Jan-99          50,602,981
       46,585,000   Preferred Receivables Funding Corp. ..........     5.35%     26-Jan-99          46,411,924
      100,000,000   Preferred Receivables Funding Corp. ..........     5.25%     02-Feb-99          99,533,333
      100,000,000   Preferred Receivables Funding Corp. ..........     5.25%     03-Feb-99          99,518,750
       81,340,000   Preferred Receivables Funding Corp. ..........     5.22%     26-Jan-99          81,045,143


   The accompanying notes are an integral part of these financial statements.

                                    SAI-278

--------------------------------------------------------------------------------

STATE STREET BANK AND TRUST COMPANY
SHORT TERM INVESTMENT FUND


Schedule of Investments
(showing percentage of total value of investments)
December 31, 1998
Short Term Investments (Continued)



     PRINCIPAL                                                                                               VALUE
-------------------                                                                                    -----------------
                    SHORT TERM INSTRUMENTS (CONTINUED)
 $     40,000,000   Preferred Receivables Funding Corp. ................... 5.22%         23-Feb-99     $    39,692,600
       80,000,000   Prudential Funding Corp ............................... 5.07%         26-Jan-99          79,718,333
      110,000,000   Royal Bank of Canada .................................. 5.60%         23-Aug-99         109,952,685
      275,000,000   Societe Generale (Cayman) ............................. 5.25%         04-Jan-99         275,000,000
       13,500,000   Student Loan Marketing Association .................... 5.40%         10-Feb-99          13,497,484
      200,000,000   Suntrust Banks Inc. ................................... 5.25%         04-Jan-99         200,000,000
      150,000,000   Svenska Handelsbanken AB .............................. 5.79%         07-May-99         149,970,264
      100,000,000   Svenska Handelsbanken AB .............................. 5.70%         29-Mar-99          99,985,163
       75,000,000   Svenska Handelsbanken AB .............................. 5.68%         23-Jul-99          74,976,021
      100,000,000   Svenska Handelsbanken AB .............................. 5.67%         09-Aug-99         100,435,945
      185,000,000   Svenska Handelsbanken AB .............................. 5.61%         17-Aug-99         184,933,522
      100,000,000   Svenska Handelsbanken AB .............................. 5.50%         05-Jan-99         100,000,221
      100,000,000   Svenska Handelsbanken AB .............................. 5.45%         05-Jan-99         100,000,000
      175,000,000   Svenska Handelsbanken AB .............................. 5.43%         04-Jan-99*        174,942,806
       75,000,000   Tiers Trust ........................................... 5.57%         15-Jan-99*         74,928,007
      100,000,000   Toronto Dominion Bank ................................. 5.67%         26-Jul-99          99,967,562
       64,500,000   UBS Finance Delaware Inc. ............................. 5.49%         08-Jan-99          64,431,146
      200,000,000   Unibank A S Grand Cayman .............................. 5.25%         04-Jan-99         200,000,000
       45,000,000   Wachovia Bank of North Carolina ....................... 5.67%         25-Jan-99*         44,992,771
       40,000,000   Walt Disney Company ................................... 4.87%         01-Jan-99*         39,998,929
       50,000,000   Wells Fargo And Company ............................... 5.26%         29-Jan-99          49,795,444
      100,000,000   Westpac Banking Corporation ........................... 5.73%         23-Apr-99          99,982,510
       40,000,000   Westpac Banking Corporation ........................... 5.67%         26-Mar-99          39,994,707
       50,000,000   Westpac Banking Corporation ........................... 5.61%         17-Aug-99          49,982,033
       40,000,000   Westpac Banking Corporation ........................... 5.54%         22-Jan-99          39,999,010
       65,000,000   Westpac Banking Corporation ........................... 5.30%         11-Feb-99          64,607,653
       25,000,000   Westpac Banking Corporation ........................... 4.97%         17-May-99          24,530,611
 ----------------   ------------------------------------------------------- ----          ----------    ---------------
                    TOTAL SHORT TERM INSTRUMENTS ..........................                              20,337,031,210
                    --------------------------------------------------------                            ---------------
                    REPURCHASE AGREEMENT--4.0%
 $     85,000,000   Merrill Lynch & Company Inc.
 ----------------
                    (Collateralized by $34,795,000 Federal Home Loan Bank.
                    Consolidated Discount Notes 4.95% due 2/10/99 valued at
                    $35,223,413, and $50,000,000 Federal National Mortgage
                    Association Medium Term Notes 4.95% due 3/15/01 valued
                    at $53,156,250)........................................ 4.95%         04-Jan-99          85,000,000
                    ------------------------------------------------------- ----          ----------    ---------------
                    TOTAL INVESTMENTS--100%
                    (COST $ 20,422,031,210)................................                             $20,422,031,210
                    ========================================================                            ===============


----------
* Variable rate security. Rate disclosed is that which was in effect at December 31,1998.
     Date disclosed is the next reset date.


   The accompanying notes are an integral part of these financial statements.

                                    SAI-279

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                           SHORT TERM INVESTMENT FUND

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998


1. FUND ORGANIZATION AND INVESTMENT OBJECTIVE

     State Street Bank and Trust Company ("State Street Bank") Short Term Investment Fund (the "Fund") was formed by State Street Bank under a Declaration of Trust. The investment objective of the Fund is to maintain a diversified portfolio of short-term securities. The investments of the Fund are currently limited to high-quality bonds, notes, commercial paper and other evidences of indebtedness which are payable on demand or which have a maturity date not exceeding three months from the date of purchase, except that up to 20% of the Fund's investments may be placed in securities with a maturity date not exceeding 13 months. State Street Bank is Trustee and custodian of the Fund. State Street Global Advisors, a division of State Street Bank, is the Fund's investment manager.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


 A. SECURITY VALUATION

     Investments are stated at amortized cost, which approximates market value.



 B. SECURITY TRANSACTIONS AND RELATED INVESTMENT INCOME

     Security transactions are accounted for on trade date. The cost of securities contributed to, and proceeds related to securities delivered by, the Fund in connection with the issuance and redemption of units of participation are based on the valuations of those securities determined as described above. The cost of securities delivered and the net gain or loss on securities sold are determined using the average cost method. Interest income earned on securities, if any, is recorded on the accrual basis. Interest income includes accretion of discounts and amortization of premiums.


 C. INCOME TAXES

     It is the Fund's policy to comply with the requirements of Section 501(a) of the Internal Revenue Code relating to collective investment of employee benefit funds. Accordingly, the Fund is exempt from federal income taxes and no federal income tax provision is required.


 D. ISSUANCES AND REDEMPTIONS OF UNITS OF PARTICIPATION

     Issuances and redemptions of participant units are made on each business day ("valuation date"). Participant units are typically purchased and redeemed at a constant net asset value of $1.00 per unit. In the event that a significant disparity develops between the constant net asset value and the market-based net asset value of the Fund, the Trustee may determine that continued redemption at a constant $1.00 net asset value would create inequitable results for the Fund's unitholders. In these circumstances, the Trustee, in its sole discretion and acting on behalf of the Fund's unitholders, may direct that units be redeemed at the market-based net asset value until such time as the disparity between the market-based and the constant net asset value per unit is deemed to be immaterial.


 E. EXPENSES


     According to the Declaration of Trust, the Fund may pay certain expenses for services received during the year.

                                    SAI-280

--------------------------------------------------------------------------------

                      STATE STREET BANK AND TRUST COMPANY
                           SHORT TERM INVESTMENT FUND

                         NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1998
 F. DISTRIBUTIONS TO PARTICIPANTS

     Distributions from net investment income are recorded on each valuation date and paid monthly. Net realized gains are retained by the Fund.


 G. USE OF ESTIMATES

     The financial statements have been prepared in conformity with generally accepted accounting principles which permit the Trustee to make certain estimates and assumptions at the date of the financial statements. Actual results could differ from those estimates.


3. INVESTMENT TRANSACTIONS

     Purchases and sales of short-term investments (including maturities) during the year ended December 31, 1998 were $1,519,310,108,769 and $1,517,822,683,228, respectively, resulting in a net realized gain (loss) of $499.


4. UNITS OF PARTICIPATION

     Participant transactions for the Fund were as follows:




                                                                     YEAR ENDED DECEMBER 31,
                                    -----------------------------------------------------------------------------------------
                                                       1998                                          1997
                                    -------------------------------------------   -------------------------------------------
                                            UNITS                 AMOUNT                  UNITS                 AMOUNT
                                    --------------------   --------------------   --------------------   --------------------
Units issued ....................       83,589,471,035      $  83,589,471,035         55,593,526,128      $  55,593,526,128
Units redeemed ..................      (81,643,804,416)       (81,643,804,416)       (50,793,412,833)       (50,793,412,833)
                                       ---------------      -----------------        ---------------      -----------------
Net increase (decrease) .........        1,945,666,619      $   1,945,666,619          4,800,113,295      $   4,800,113,295
                                       ===============      =================        ===============      =================

                                     SAI-281

          Supplement dated May 1, 1999 to Prospectus dated May 1, 1999
    ------------------------------------------------------------------------

                          MEMBERS RETIREMENT PROGRAMS

                          funded under contracts with
           THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES
             1290 Avenue of the Americas, New York, New York 10104
                        Toll-Free Telephone 800-223-5790


                       ----------------------------------

                           VARIABLE ANNUITY BENEFITS

                       ----------------------------------


           This Prospectus Supplement should be read and retained for future reference by Participants in the Members Retirement
                     Programs who are considering variable
                   annuity payment benefits after retirement.

                This Prospectus Supplement is not authorized for
                 distribution unless accompanied or preceded by
                    the Prospectus dated May 1, 1999 for the
                    appropriate Members Retirement Program.


------------------------------------------------------------------------------
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS: ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
------------------------------------------------------------------------------

                              RETIREMENT BENEFITS

         When you become eligible to receive benefits under a Members Retirement Program, you may select one or more of the following forms of distribution, which are available in variable or fixed form. The law requires that if the value of your Account Balance is more than $5,000, you must receive a Qualified Joint and Survivor Annuity unless your Spouse consents to a different election.

         Life Annuity - annuity providing monthly payments for your life. No payments will be made after your death, even if you have received only one payment.

         Life Annuity Period Certain - an annuity providing monthly payments for your life or, if longer, a specified period of time. If you die before the end of that specified period, payments will continue to your beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

         Joint and Survivor Annuity - Period Certain - an annuity providing monthly payments for your life and that of your beneficiary or, if longer, a specified period of time. If you and your beneficiary both die before the end of the specified period, payments will continue to your contingent beneficiary until the end of the period. Subject to legal limitations, you may specify a minimum payment period of 5, 10, 15 or 20 years; the longer the specified period, the smaller the monthly payments will be.

How Annuity Payments are Made

         When your distribution of benefits under an annuity begins, your Units in the Funds are redeemed. Part or all of the proceeds, plus part or all of your Account Balance in the General Account Options, may be used to purchase an annuity. The minimum amount that can be used to purchase any type of annuity is $5,000. Usually, a $350 charge will be deducted from the amount used to purchase the annuity to reimburse us for administrative expenses associated with processing the application and with issuing each month's annuity payment. Applicable premium taxes will also be deducted.

Annuity payments may be fixed or variable.

         FIXED ANNUITY PAYMENTS. Fixed annuity payments are determined from our annuity rate tables in effect at the time the first annuity payment is made. The minimum amount of the fixed payments is determined from tables in our contract with the Trustees, which show the amount of proceeds necessary to purchase each $1 of monthly annuity payments (after deduction of any applicable taxes and the annuity administrative charge). These tables are designed to determine the amounts required to pay for the annuity selected, taking into account our administrative and investment expenses and mortality and expense risks. The size of your payment will depend upon the form of annuity chosen, your age and the age of your beneficiary if you select a joint and survivor annuity.
         If our current group annuity rates for payment of proceeds would produce a larger payment, those rates will apply instead of the minimums in the contract tables. If we give any group pension client with a qualified plan a better annuity rate than those currently available for the Program, we will also make those rates available to Program participants. The annuity administrative charge may be greater than $350 in that case. Under our contract with the Trustees, we may change the tables but not more frequently than once every five years. Fixed annuity payments will not fluctuate during the payment period.

         VARIABLE ANNUITY PAYMENTS. Variable annuity payments are funded through our Separate Account No. 4 (Pooled) (the "Fund"), through the purchase of Annuity Units. The number of Annuity Units purchased is equal to the amount of the first annuity payment divided by the Annuity Unit Value for the due date of the first annuity payment. The amount of the first annuity payment is determined in the same manner for a variable annuity as it is for a fixed annuity. The number of Annuity Units stays the same throughout the payment period for the variable annuity but the Annuity Unit Value changes to reflect the investment income and the realized and unrealized capital gains and losses of the Fund, after adjustment for an assumed base rate of return of 5-3/4%, described below.

         The amounts of variable annuity payments are determined as follows:
Payments normally start as of the first day of the second calendar month following our receipt of the proper forms. The first two monthly payments are the same.

         Payments after the first two will vary according to the investment performance of the Fund. Each monthly payment will be calculated by multiplying the number of Annuity Units credited to you by the Annuity Unit Value for the first business day of the calendar month before the due date of the payment.

         The Annuity Unit Value was set at $1.1553 as of July 1, 1969, the first day that Separate Account No. 4 (Pooled) was operational. For any month after that date, it is the Annuity Unit Value for the preceding month multiplied by the change factor for the current month. The change factor gives effect to the assumed annual base rate of return of 4-3/4% and to the actual investment experience of the Fund.

         Because of the adjustment for the assumed base rate of return, the Annuity Unit Value rises and falls depending on whether the actual rate of investment return is higher or lower than 5-3/4%.

         Illustration of Changes in Annuity Payments. To show how we determine variable annuity payments from month to month, assume that the amount you applied to purchase an annuity is enough to fund an annuity with a monthly payment of $363 and that the Annuity Unit Value for the due date of the first annuity payment is $1.05. The number of annuity units credited under your certificate would be 345.71 (363 divided by 1.05 = 345.71). If the third monthly payment is due on March 1, and the Annuity Unit Value for February was $1.10, the annuity payment for March would be the number of units (345.71) times the Annuity Unit Value ($1.10), or $380.28. If the Annuity Unit Value was $1.00 on March 1, the annuity payment for April would be 345.71 times $1.00 or $345.71.

Summary of Annuity Unit Values for the Fund

         This table shows the Annuity Unit Values with an assumed based rate of return of 5-3/4%.

                First Business Day of          Annuity Unit Value
                ---------------------          ------------------
                     October 1987                   $4.3934
                     October 1988                   $3.5444
                     October 1989                   $4.8357
                     October 1990                   $3.8569
                     October 1991                   $5.4677
                     October 1992                   $5.1818
                     October 1993                   $6.3886
                     October 1994                   $6.1563
                     October 1995                   $7.4970
                     October 1996                   $8.0828
                     October 1997                  $11.0300
                     October 1998                   $7.5963


                                    THE FUND

         The Fund (Separate Account No. 4 (Pooled)) was established pursuant to the Insurance law of the State of New York in 1969. It is an investment account used to fund benefits under group annuity contracts and other agreements for tax-deferred retirement programs administered by us.

         For a full description of the Fund, its investment policies, the risks of an investment in the Fund and information relating to the valuation of Fund assets, see the description of the Fund in our May 1, 1999 prospectus and the Statement of Additional Information.

                               INVESTMENT MANAGER

The Manager

         We, Equitable Life, act as Investment Manager to the Fund. As such, we have complete discretion over Fund assets and we invest and reinvest these assets in accordance with the investment policies described in our May 1, 1999 prospectus and Statement of Additional Information.

         We are a New York stock life insurance company with our Home Office at 1290 Avenue of the Americas, New York, New York 10104. Founded in 1859, we are one of the largest insurance companies in the United States. Equitable Life, our sole stockholder Equitable Companies, Inc., and their subsidiaries managed assets of approximately $347.5 billion as of December 31, 1998, including third party assets of $262.5 billion.

Investment Management

         In providing investment management to the Fund, we currently use the personnel and facilities of our majority owned subsidiary, Alliance Capital Management L.P. ("Alliance"), for portfolio selection and transaction services. For a description of Alliance, see our May 1, 1999 Members Retirement Program prospectus.

Fund Transactions

         The Fund is charged for securities brokers commissions, transfer taxes and other fees relating to securities transactions. Transactions in equity securities for the Fund are executed primarily through brokers which are selected by Alliance/Equitable Life and receive commissions paid by the Fund. For 1998, 1997 and 1996, the Fund paid $4,288,187, $3,698,148 and $5,682,578, respectively, in brokerage commissions. For a full description of our policies relating to the selection of brokers, see the description of the fund in our May 1, 1999 Statement of Additional Information.

                              FINANCIAL STATEMENTS

     The financial statements of the Fund reflect applicable fees, charges and other expenses under the Members Retirement Programs as in effect during the periods covered, as well as the charges against the account made in accordance with the terms of all other contracts participating in the account.


Separate Account No. 4 (Pooled):                                   Page

Report of Independent Accountants - PricewaterhouseCoopers LLP        7

        Statement of Assets and Liabilities,
             December 31, 1998                                        8

        Statement of Operations and Changes in Net Assets
             for the Years Ended December 31, 1998 and 1997           9

        Portfolio of Investments
             December 31, 1998                                       10

        Notes to Financial Statements                                15

--------------------------------------------------------------------------------

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
The Equitable Life Assurance Society of the United States and the Contractowners of Separate Account No. 4 of The Equitable Life Assurance Society of the United States


In our opinion, the accompanying statement of assets and liabilities, including the portfolio of investments, and the related statements of operations and changes in net assets present fairly, in all material respects, the financial position of Separate Account No. 4 (Pooled) (The Growth Equity Fund) of The Equitable Life Assurance Society of the United States ("Equitable Life") at December 31, 1998, its results of operations and changes in net assets for each of the two years in the period then ended and the selected per unit data for the periods presented, in conformity with generally accepted accounting principles. These financial statements are the responsibility of Equitable Life's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at December 31, 1998 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above.


PricewaterhouseCoopers LLP
New York, New York
February 8, 1999

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO.4 (POOLED)
(THE ALLIANCE GROWTH EQUITY FUND)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES

Statement of Assets and Liabilities
December 31, 1998
-------------------------------------------------------------------------------

ASSETS:
Investments (Notes 2 and 3):
 Common stocks -- at market value (cost: $1,914,414,699) .................................    $2,098,464,735
 Preferred stocks -- at market value (cost: $841,125) ....................................           934,875
 Participation in Separate Account No.2A -- at amortized cost, which approximates market value, equivalent to 8,358
  units at $285.54 .......................................................................         2,386,642
Receivables:
 Securities sold .........................................................................        22,404,246
 Dividends ...............................................................................         1,027,478
-------------------------------------------------------------------------------------------------------------

  Total assets ...........................................................................     2,125,217,976
-------------------------------------------------------------------------------------------------------------
LIABILITIES:
Payables:
 Securities purchased ....................................................................         3,784,147
 Due to Equitable Life's General Account .................................................         7,913,160
 Custodian fee payable ...................................................................            27,461
 Investment management fees payable ......................................................             5,210
Accrued expenses .........................................................................           440,812
Amount retained by Equitable Life in Separate Account No. 4 (Note 1) .....................         1,271,958
-------------------------------------------------------------------------------------------------------------
  Total liabilities ......................................................................        13,442,748
-------------------------------------------------------------------------------------------------------------
NET ASSETS (NOTE 1):
Net assets attributable to participants' accumulations ...................................     2,072,991,897
Reserves and other liabilities attributable to annuity benefits ..........................        38,783,331
-------------------------------------------------------------------------------------------------------------
NET ASSETS ...............................................................................    $2,111,775,228
=============================================================================================================


See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Statements of Operations and Changes in Net Assets


--------------------------------------------------------------------------------------------------------------------------------
                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                                  1998               1997
--------------------------------------------------------------------------------------------------------------------------------
FROM OPERATIONS:
INVESTMENT INCOME (NOTE 2):
Dividends (net of foreign taxes withheld -- 1998: $199,170 and 1997: $2,138) .............   $   12,224,979     $   13,385,197
Interest .................................................................................          477,732            845,517
--------------------------------------------------------------------------------------------------------------------------------
Total ....................................................................................       12,702,711         14,230,714
EXPENSES (NOTE 4) ........................................................................      (18,036,108)       (19,783,932)
--------------------------------------------------------------------------------------------------------------------------------
NET INVESTMENT LOSS ......................................................................       (5,333,397)        (5,553,218)
--------------------------------------------------------------------------------------------------------------------------------
REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS (NOTE 2):
Realized gain from security and foreign currency transactions ............................      424,897,105        372,430,956
--------------------------------------------------------------------------------------------------------------------------------
Unrealized appreciation (depreciation) of investments and foreign currency transactions:
 Beginning of year .......................................................................      690,125,231        448,580,808
 End of year .............................................................................      184,143,786        690,125,231
--------------------------------------------------------------------------------------------------------------------------------
Change in unrealized appreciation/depreciation ...........................................     (505,981,445)       241,544,423
--------------------------------------------------------------------------------------------------------------------------------
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS ...................................      (81,084,340)       613,975,379
--------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in net assets attributable to operations .............................      (86,417,737)       608,422,161
--------------------------------------------------------------------------------------------------------------------------------
FROM CONTRIBUTIONS AND WITHDRAWALS:
Contributions ............................................................................      451,738,195        546,890,479
Withdrawals ..............................................................................     (897,373,357)      (969,496,108)
--------------------------------------------------------------------------------------------------------------------------------
Decrease in net assets attributable to contributions and withdrawals .....................     (445,635,162)      (422,605,629)
--------------------------------------------------------------------------------------------------------------------------------
(Increase) in accumulated amount retained by Equitable Life in Separate Account No. 4
 (Note 1) ................................................................................         (153,300)          (360,863)
--------------------------------------------------------------------------------------------------------------------------------
INCREASE (DECREASE) IN NET ASSETS ........................................................     (532,206,199)       185,455,669
NET ASSETS -- BEGINNING OF YEAR ..........................................................    2,643,981,427      2,458,525,758
--------------------------------------------------------------------------------------------------------------------------------
NET ASSETS -- END OF YEAR ................................................................   $2,111,775,228     $2,643,981,427
==============================================================================================================================


See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)

OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES




PORTFOLIO OF INVESTMENTS

DECEMBER 31, 1998



-------------------------------------------------------------------------------------
                                                         NUMBER OF        MARKET
                                                           SHARES          VALUE
-------------------------------------------------------------------------------------
COMMON STOCKS:
BASIC MATERIALS
CHEMICALS -- SPECIALTY (0.1%)
Crompton & Knowles Corp. ............................       97,800     $  2,023,238
                                                                       ------------
TOTAL BASIC MATERIALS (0.1%) ........................                     2,023,238
                                                                       ------------
BUSINESS SERVICES
ENVIRONMENTAL CONTROL (3.2%)
United States Filter Corp. * ........................    3,000,000       68,625,000
                                                                       ------------
PRINTING, PUBLISHING & BROADCASTING (1.6%)
CBS Corp. ...........................................    1,000,000       32,750,000
                                                                       ------------
PROFESSIONAL SERVICES (0.1%)
Nielsen Media Research, Inc. ........................      163,100        2,935,800
                                                                       ------------
TRUCKING, SHIPPING (0.2%)
Knightsbridge Tankers Ltd. ..........................      150,000        3,121,875
Marine Transport Corp. * ............................       50,000          112,500
OMI Corp. * .........................................      500,000        1,625,000
                                                                       ------------
                                                                          4,859,375
                                                                       ------------
TOTAL BUSINESS SERVICES (5.1%) ......................                   109,170,175
                                                                       ------------
CAPITAL GOODS
AEROSPACE (0.2%)
Loral Space & Communications Ltd. * .................      250,000        4,453,125
                                                                       ------------
TOTAL CAPITAL GOODS (0.2%) ..........................                     4,453,125
                                                                       ------------
CONSUMER CYCLICALS
AIRLINES (8.6%)
Alaska Air Group, Inc. * ............................      200,000        8,850,000
America West Holdings Corp. (Class B) * .............      350,000        5,950,000
Continental Airlines, Inc. (Class B) * ..............    3,399,997      113,899,900
Northwest Airlines Corp. (Class A) * ................    2,100,000       53,681,250
                                                                       ------------
                                                                        182,381,150
                                                                       ------------
APPAREL, TEXTILE (2.2%)
Nautica Enterprises, Inc. * .........................      114,200        1,713,000
Tommy Hilfiger Corp. * ..............................      650,000       39,000,000
Unifi, Inc. .........................................      200,000        3,912,500
Wolverine World Wide, Inc. ..........................      154,600        2,048,450
                                                                       ------------
                                                                         46,673,950
                                                                       ------------
AUTO RELATED (7.7%)
Budget Group, Inc. * ................................      250,000        3,968,750
Circuit City Stores, Inc. -- CarMax Group * .........      490,200        2,665,462
Dana Corp. ..........................................      300,000       12,262,500

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- (Continued)
December 31, 1998



-------------------------------------------------------------------------------------
                                                     NUMBER OF        MARKET
                                                       SHARES          VALUE
-------------------------------------------------------------------------------------
Dollar Thrifty Automotive Group, Inc. * .........      841,700     $ 10,836,887
Republic Industries, Inc. * .....................    9,000,000      132,750,000
                                                                   ------------
                                                                    162,483,599
                                                                   ------------
FOOD SERVICES, LODGING (0.9%)
Extended Stay America, Inc. * ...................    1,660,000       17,430,000
Suburban Lodges of America, Inc. * ..............       35,000          286,563
                                                                   ------------
                                                                     17,716,563
                                                                   ------------
HOUSEHOLD FURNITURE, APPLIANCES (1.6%)
Industrie Natuzzi Spa (ADR) .....................    1,011,000       25,148,625
Newell Co. ......................................      200,000        8,250,000
                                                                   ------------
                                                                     33,398,625
                                                                   ------------
LEISURE RELATED (9.0%)
Carnival Corp. ..................................    2,000,000       96,000,000
Cendant Corporation * ...........................      506,000        9,645,625
Mirage Resorts, Inc. * ..........................      707,600       10,569,771
Royal Caribbean Cruises Ltd. ....................    2,000,000       74,000,000
                                                                   ------------
                                                                    190,215,396
                                                                   ------------
RETAIL -- GENERAL (1.0%)
Circuit City Stores-Circuit City Group ..........       76,500        3,820,219
Dickson Concepts International, Inc. ............      357,000          276,473
Genesis Direct, Inc. * ..........................      215,000        1,679,688
Limited, Inc. ...................................      100,000        2,912,500
Tandy Corp. .....................................       50,000        2,059,375
Tiffany & Co. ...................................      200,000       10,375,000
                                                                   ------------
                                                                     21,123,255
                                                                   ------------
TOTAL CONSUMER CYCLICALS (31.0%) ................                   653,992,538
                                                                   ------------
CONSUMER NONCYCLICALS
DRUGS (2.5%)
Geltex Pharmaceuticals, Inc. * ..................      700,000       15,837,500
MedImmune, Inc. * ...............................      361,600       35,956,600
                                                                   ------------
                                                                     51,794,100
                                                                   ------------
FOODS (0.3%)
Tysons Foods, Inc. ..............................      350,000        7,437,500
                                                                   ------------
HOSPITAL SUPPLIES & SERVICES (1.3%)
HEALTHSOUTH Corp. * .............................    1,800,000       27,787,500
                                                                   ------------
TOTAL CONSUMER NONCYCLICALS (4.1%) ..............                    87,019,100
                                                                   ------------

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- (Continued)
December 31, 1998



-------------------------------------------------------------------------------------
                                                             NUMBER OF        MARKET
                                                               SHARES          VALUE
-------------------------------------------------------------------------------------
CREDIT-SENSITIVE
BANKS (0.8%)
Citigroup, Inc. .........................................      300,000     $ 14,850,000
Washington Mutual, Inc. .................................       84,000        3,207,750
                                                                           ------------
                                                                             18,057,750
                                                                           ------------
FINANCIAL SERVICES (13.8%)
Edwards (A.G.), Inc. ....................................      760,000       28,310,000
Legg Mason, Inc. ........................................    2,500,000       78,906,250
MBNA Corp. ..............................................    6,900,000      172,068,750
Newcourt Credit Group, Inc. .............................      100,000        3,493,750
PMI Group, Inc. .........................................      200,000        9,875,000
                                                                           ------------
                                                                            292,653,750
                                                                           ------------
INSURANCE (8.9%)
Ace Ltd. ................................................      100,000        3,443,750
CNA Financial Corp. * ...................................    3,530,100      142,086,525
IPC Holdings Ltd. .......................................      207,400        4,809,088
NAC Re Corp. ............................................      600,000       28,162,500
Travelers Property Casualty (Class A) ...................      300,000        9,300,000
                                                                           ------------
                                                                            187,801,863
                                                                           ------------
REAL ESTATE (0.1%)
Excel Legacy Corp. * ....................................      140,000          560,000
Prime Retail, Inc. ......................................       60,000          588,750
                                                                           ------------
                                                                              1,148,750
                                                                           ------------
UTILITY -- ELECTRIC (0.1%)
AES Corp. * .............................................       30,000        1,421,250
                                                                           ------------
UTILITY -- TELEPHONE (7.0%)
Embratel Participacoes (ADR) * ..........................      220,000        3,066,250
Tele Celular Sul Participacoes (ADR) * ..................       22,000          383,625
Tele Centro Oeste Celular Participacoes (ADR) * .........       73,333          215,416
Tele Centro Sul Participacoes (ADR) * ...................       44,000        1,839,750
Tele Leste Celular Participacoes (ADR) * ................        4,400          124,850
Telemig Celular Participacoes (ADR) * ...................       11,000          233,750
Tele Nordeste Celular Participacoes (ADR) * .............       11,000          203,500
Tele Norte Celular Participacoes (ADR) * ................        4,400           99,275
Tele Norte Leste Participacoes (ADR) * ..................      220,000        2,736,250
Telephone & Data Systems, Inc. ..........................    2,930,000      131,666,875
Telesp Celular Participacoes (ADR) * ....................       88,000        1,540,000
Telesp Participacoes S.A. (ADR) * .......................      220,000        4,867,500
Tele Sudeste Celular Participacoes (ADR) * ..............       44,000          910,250
                                                                           ------------
                                                                            147,887,291
                                                                           ------------
TOTAL CREDIT-SENSITIVE (30.7%) ..........................                  $648,970,654
                                                                           ------------

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- (Continued)
December 31, 1998



-----------------------------------------------------------------------------------------
                                                               NUMBER OF        MARKET
                                                                 SHARES          VALUE
-----------------------------------------------------------------------------------------
ENERGY
OIL -- DOMESTIC (0.4%)
Kerr McGee Corp. ..........................................      220,000     $  8,415,000
                                                                             ------------
OIL -- INTERNATIONAL (0.1%)
IRI International Corporation * ...........................      305,000        1,220,000
                                                                             ------------
OIL -- SUPPLIES & CONSTRUCTION (4.9%)
BJ Services Co. * .........................................      440,000        6,875,000
Halliburton Co. ...........................................    1,000,000       29,625,000
Lukoil Holdings -- Spons (ADR) ............................       15,000          232,520
Lukoil Holdings -- Spons (ADR) (Preferred Shares) .........       40,000          134,684
Noble Drilling Corp. * ....................................    2,200,000       28,462,500
Oceaneering International, Inc. * .........................      300,000        4,500,000
Parker Drilling Corp. * ...................................    3,756,100       11,972,569
Rowan Cos., Inc. * ........................................    1,684,800       16,848,000
Stolt Comex Seaway S.A. * .................................       14,000           94,500
Stolt Comex Seaway S.A. (ADR) (Class A) * .................      880,000        4,950,000
                                                                             ------------
                                                                              103,694,773
                                                                             ------------
TOTAL ENERGY (5.4%) .......................................                   113,329,773
                                                                             ------------
TECHNOLOGY
ELECTRONICS (8.8%)
Altera Corp. * ............................................      460,000       28,002,500
Cisco Systems, Inc. * .....................................      400,000       37,125,000
DBT Online, Inc. * ........................................      160,000        3,990,000
Micron Technology, Inc. * .................................      300,000       15,168,750
Motorola, Inc. ............................................       50,000        3,053,125
Network Associates, Inc. * ................................      550,000       36,437,500
Sanmina Corp. * ...........................................      305,600       19,100,000
Sterling Commerce, Inc. * .................................      250,000       11,250,000
Xilinx, Inc. * ............................................      479,300       31,214,413
                                                                             ------------
                                                                              185,341,288
                                                                             ------------
OFFICE EQUIPMENT SERVICES (3.4%)
First Data Corp. ..........................................      600,000       19,012,500
HBO & Co. .................................................    1,752,500       50,274,844
Novell, Inc. * ............................................      100,000        1,812,500
                                                                             ------------
                                                                               71,099,844
                                                                             ------------
TELECOMMUNICATIONS (10.6%)
American Satellite Network -- Rights * ....................       70,000                0
Esprit Telecom Group PLC (ADR) * ..........................       50,000        2,337,500
Global TeleSystems Group, Inc. * ..........................    1,290,000       71,917,500

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
OF THE EQUITABLE LIFE ASSURANCE SOCIETY OF THE UNITED STATES



Portfolio of Investments -- (Concluded)
December 31, 1998



-------------------------------------------------------------------------------------------------------------
                                                                             NUMBER OF          MARKET
                                                                               SHARES            VALUE
-------------------------------------------------------------------------------------------------------------
Millicom International Cellular S.A. * ..................................    1,550,000      $   54,056,250
NTL Incorporated * ......................................................      100,000           5,643,750
United States Cellular Corp. * ..........................................    2,345,000          89,110,000
                                                                                            --------------
                                                                                               223,065,000
                                                                                            --------------
TOTAL TECHNOLOGY (22.8%) ................................................                      479,506,132
                                                                                            --------------
TOTAL COMMON STOCKS (99.4%)
 (Cost $1,914,414,699)...................................................                    2,098,464,735
                                                                                            --------------
PREFERRED STOCKS:
CONSUMER CYCLICALS
AIRLINES (0.0%)
Continental Airlines Financial Trust
 8.5% Conv. .............................................................       13,500             934,875
                                                                                            --------------
TOTAL CONSUMER CYCLICALS (0.0%) .........................................                          934,875
                                                                                            --------------
TOTAL PREFERRED STOCKS (0.0%)
 (Cost $841,125).........................................................                          934,875
                                                                                            --------------
PARTICIPATION IN SEPARATE ACCOUNT NO. 2A,
 at amortized cost, which approximates
 market value, equivalent to 8,358 units
 at $285.54 each (0.1%)..................................................                        2,386,642
                                                                                            --------------
TOTAL INVESTMENTS (99.5%)
 (Cost $1,917,642,466)...................................................                    2,101,786,252
OTHER ASSETS LESS LIABILITIES (0.5%) ....................................                       11,260,934
AMOUNTS RETAINED BY EQUITABLE LIFE IN
 SEPARATE ACCOUNT NO. 4 (0.0%) (NOTE 1) .................................                       (1,271,958)
                                                                                            --------------
NET ASSETS (100.0%) .....................................................                   $2,111,775,228
                                                                                            ==============
Reserves attributable to participants' accumulations ....................                    2,072,991,897
Reserves and other contract liabilities attributable to annuity benefits                        38,783,331
                                                                                            --------------
NET ASSETS ..............................................................                   $2,111,775,228
                                                                                            ==============


----------
* Non-income producing.


See Notes to Financial Statements.

--------------------------------------------------------------------------------

SEPARATE ACCOUNT NO. 4 (POOLED)
of The Equitable Life Assurance Society of the United States
Notes to Financial Statements

1. Separate Account No. 4 (Pooled) (the Alliance Growth Equity Fund) (the Fund) of The Equitable Life Assurance Society of the United States (Equitable
   Life), a wholly-owned subsidiary of The Equitable Life Companies Incorporated, was established in conformity with the New York State Insurance Law. Pursuant to such law, to the extent provided in the applicable contracts, the net assets in the Fund are not chargeable with liabilities arising out of any other business of Equitable Life. The excess of assets over reserves and other contract liabilities amounting to $1,271,958 as shown in the Statement of Assets and Liabilities in Separate Account No. 4 may be transferred to Equitable Life's General Account.
   These financial statements reflect the total net assets and results of operations for Separate Account No. 4. The Members Retirement Programs constitute, among many others, the contract owners participating in this Fund.

   Interests of retirement and investment plans for Equitable Life employees, managers, and agents in Separate Account No. 4 aggregated $323,953,589 (15.3%), at December 31, 1998 and $384,471,790 (14.5%), at December 31,
   1997, of the net assets in the Fund.

   Equitable Life is the investment manager for the Fund. Alliance Capital Management L.P. (Alliance) serves as the investment adviser to Equitable Life with respect to the management of the Fund. Alliance is a publicly-traded limited partnership which is indirectly majority-owned by Equitable Life.

   Equitable Life and Alliance seek to obtain the best price and execution of all orders placed for the Fund considering all circumstances. In addition to using brokers and dealers to execute portfolio security transactions for accounts under their management, Equitable Life and Alliance may also enter into other types of business and securities transactions with brokers and dealers, which will be unrelated to allocation of the Fund's portfolio transactions.

   The accompanying financial statements are prepared in conformity with generally accepted accounting principles (GAAP). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


2. Security transactions are recorded on the trade date. Amortized cost of debt securities consists of cost adjusted, where applicable, for amortization of premium or accretion of discount. Dividend income is recorded on the ex-dividend date; interest income (including amortization of premium and discount on securities using the effective yield method) is accrued daily.


   Realized gains and losses on the sale of investments are computed on the basis of the identified cost of the related investments sold.

   Transactions denominated in foreign currencies are recorded at the rate prevailing at the date of such transactions. Asset and liability accounts that are denominated in a foreign currency are adjusted to reflect the current exchange rate at the end of the period. Transaction gains or losses resulting from changes in the exchange rate during the reporting period or upon settlement of the foreign currency transactions are reflected under "Realized and Unrealized Gain (Loss) on Investments" in the Statements of Operations and Changes in Net Assets.

   Equitable Life's internal short-term investment account, Separate Account No. 2A, was established to provide a more flexible and efficient vehicle to combine and invest temporary cash positions of certain eligible accounts

--------------------------------------------------------------------------------

   (Participating Funds) under Equitable Life's management. Separate Account No. 2A invests in debt securities maturing in sixty days or less from the date of acquisition. At December 31, 1998, the amortized cost of investments held in Separate Account No. 2A consist of the following:






---------------------------------------------------------------------------------------------
                                                                   AMORTIZED COST       %
---------------------------------------------------------------------------------------------

Commercial Paper, 5.10% - 5.35% due 01/04/99 through 02/18/99   $ 230,335,099       97.7%
U.S. Government Agency, 4.28% due 01/04/99 ...................      5,198,145        2.2
---------------------------------------------------------------------------------------------
Total Investments ............................................    235,533,244       99.9
Other Assets less Liabilities ................................        215,649        0.1
---------------------------------------------------------------------------------------------
Net Assets of Separate Account No. 2A ........................  $ 235,748,893      100.0%
=============================================================================================
Units Outstanding ............................................        825,639
Unit Value ...................................................  $      285.54
---------------------------------------------------------------------------------------------




Participating Funds purchase or redeem units depending on each participating account's excess cash availability or cash needs to meet its liabilities. Separate Account No. 2A is not subject to investment management fees. Separate Account No. 2A is valued daily at amortized cost, which approximates market value.

For 1998 and 1997, investment security transactions, excluding short-term debt securities, were as follows:




--------------------------------------------------------------------------------------
                                                       COST OF         NET PROCEEDS
                                                      PURCHASES          OF SALES
--------------------------------------------------------------------------------------
Stocks and long-term corporate debt securities:
    1998 ........................................  $1,692,067,102    $2,151,023,546
    1997 ........................................   1,569,991,103     1,988,739,298
  U.S. Government obligations:
    1998 ........................................              --                --
    1997 ........................................              --                --
-------------------------------------------------  --------------    --------------



3. Investment securities are valued as follows:

   Stocks listed on national securities exchanges and certain over-the-counter issues traded on the National Association of Securities Dealers, Inc. Automated Quotation (NASDAQ) national market system are valued at the last sale price, or, if no sale, at the latest available bid price.

   Foreign securities not traded directly, or in American Depository Receipt
   (ADR) form in the United States, are valued at the last sale price in the local currency on an exchange in the country of origin. Foreign currency is converted into its U.S. dollar equivalent at current exchange rates.

   United States Treasury securities and other obligations issued or guaranteed by the United States Government, its agencies or instrumentalities are valued at representative quoted prices.

   Long-term publicly traded corporate bonds are valued at prices obtained from a bond pricing service of a major dealer in bonds when such prices are available; however, in circumstances where Equitable Life and Alliance deem it appropriate to do so, an over-the-counter or exchange quotation may be used.

   Convertible preferred stocks listed on national securities exchanges are valued at their last sale price or, if there is no sale, at the latest available bid price.

   Convertible bonds and unlisted convertible preferred stock are valued at bid prices obtained from one or more

--------------------------------------------------------------------------------

   major dealers in such securities; where there is a discrepancy between dealers, values may be adjusted based on recent premium spreads to the underlying common stock.

   Other assets that do not have a readily available market price are valued at fair value as determined in good faith by Equitable Life's Investment officers.

   Separate Account No. 2A is valued daily at amortized cost, which approximates market value. Short-term debt securities purchased directly by the Funds which mature in 60 days or less are valued at amortized cost. Short-term debt securities which mature in more than 60 days are valued at representative quoted prices.


4. Charges and fees are deducted in accordance with the terms of the various contracts which participate in the Fund. With respect to the Members Retirement Programs, these expenses consist of investment management and accounting fees, program expense charge, direct expenses and record maintenance and report fees. These charges and fees are paid to Equitable Life by the Fund and are recorded as expenses in the accompanying Statements of Operations and Changes in Net Assets.


5. No Federal income tax based on net income or realized and unrealized capital gains was applicable to contracts participating in the Fund for the two years ended December 31, 1998, by reason of applicable provisions of the Internal Revenue Code and no Federal income tax payable by Equitable Life for such years will affect such contracts. Accordingly, no Federal income tax provision is required.

American Dental Association
Members Retirement Program
--------------------------------------------------------------------------------

PROSPECTUS
MAY 1, 1999

[ADA LOGO]

------------------------------------------------------------------------------

GROWTH EQUITY FUND                           [ALLIANCE CAPITAL LOGO]

------------------------------------------------------------------------------

AGGRESSIVE EQUITY FUND                       [MFS LOGO]

------------------------------------------------------------------------------

ADA FOREIGN FUND                             [TEMPLETON LOGO]

------------------------------------------------------------------------------

EQUITY INDEX FUND                            [SSGA LOGO]

------------------------------------------------------------------------------

EQUITY INCOME FUND                           [PUTNAM LOGO]

------------------------------------------------------------------------------

LIFECYCLE FUND-CONSERVATIVE                  [SSGA LOGO]

------------------------------------------------------------------------------

LIFECYCLE FUND-MODERATE                      [SSGA LOGO]

------------------------------------------------------------------------------

REAL ESTATE FUND                             [LEND LEASE LOGO]

------------------------------------------------------------------------------

GUARANTEED RATE ACCOUNTS                     [JOHN HANCOCK LOGO]

------------------------------------------------------------------------------


MONEY MARKET GUARANTEE ACCOUNT               [EQUITABLE LOGO]


------------------------------------------------------------------------------

                                     PART C

                               OTHER INFORMATION


Item 24. Financial Statements and Exhibits

         (a)  Financial Statements included in Part B.

              The following are included in the Statement of Additional Information relating to the American Dental Association Members Retirement Program:



         1.   Separate Account No. 195:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 1998 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 1998 and 1997
              -Notes to Financial Statements

         2.   Separate Account No. 197:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 1998 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 1998 and 1997
              -Notes to Financial Statements

         3.   Separate Account No. 198:
              -Report of Independant Accountants
              -Statement of Assets and Liabilities, December 31, 1998 -Statements of Operations and Changes in Net Assets for the
               Years Ended December 31, 1998 and 1997
              -Notes to Financial Statements

         4.   The Equitable Life Assurance Society of the United States:
              -Report of Independent Accountants - Pricewaterhouse LLP -Consolidated Balance Sheets, December 31, 1998 and 1997 -Consolidated Statements of Earnings for the Years Ended
               December 31, 1998, 1997 and 1996
              -Consolidated Statements of Equity for Years Ended December 31,
               1998, 1997 and 1996
              -Consolidated Statements of Cash Flows for the Years Ended
               December 31, 1998, 1997 and 1996
              -Notes to Consolidated Financial Statements

         5.   Lifecycle Group Trust - Conservative:
              -Report of Independent Accountants - Lifecycle Group Trust
               Conservative -Statements of Assets and Liabilities, December 31, 1998 -Statements of Operations for the Year Ended December 31, 1998 -Statements of Changes in Net Assets for the Years Ended December 31, 1998 and 1997
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1998

         6.   Lifecycle Group Trust - Moderate:
              -Report of Independent Accountants - Lifecycle Group Trust -
               Moderate -Statements of Assets and Liabilities, December 31, 1998
              -Statements of Operations for the Year Ended December 31, 1998 -Statements of Changes in Net Assets for the Years Ended December
               31, 1998 and 1997
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1998

         7.   S&P 500 Flagship Fund:
              -Report of Independent Accountants - S&P 500 Index with Futures:
              -Combined Statements of Assets and Liabilities Ended December 31,
               1998
              -Combined Statements of Operations for the Years Ended December
               31, 1998 and 1997
              -Combined Statements of Changes in Net Assets for the Years Ended
               December 31, 1998 and 1997 Schedule of Investments, December 31, 1998

         8.   Russell 2000 Fund:
              -Report of Independent Accountants - Russell 2000 Fund -Statements of Assets and Liabilities, December 31, 1998 -Statements of Operations for the Year Ended December 31, 1998 -Statements of Changes in Net Assets for the Years Ended December
               31, 1998 and 1997
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1998

         9.   Daily EAFE Fund:
              -Report of Independent Accountants - Daily EAFE Fund -Statements of Assets and Liabilities, December 31, 1998 -Statements of Operations for the Year Ended December 31, 1998 -Statements of Changes in Net Assets for the Years Ended December 31,
              1998 and 1997
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1998

         10.  Daily Government/Corporate Bond Fund:
              -Report of Independent Accountants - Daily Government/Corporate
               Bond Fund
              -Statements of Assets and Liabilities, December 31, 1998 -Statements of Operations for the Year Ended December 31, 1998 -Statements of Changes in Net Assets for the Years Ended
               December 31, 1998 and 1997
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1998

         11.  Short Term Investment Fund:
              -Report of Independent Accountants - Short Term Investment Fund -Statements of Assets and Liabilities, December 31, 1998 -Statements of Operations for the Year Ended December 31, 1998 -Statements of Changes in Net Assets for the Years Ended December
               31, 1998 and 1997
              -Selected Per Unit Data
              -Notes to Financial Statements
              -Schedule of Investments, December 31, 1998


         (b)  Exhibits.

         The following Exhibits are filed herewith:

         1.(a) Resolutions of the Board of Directors of The Equitable Life
               Assurance Society of the United States ("Equitable") authorizing the establishment of Separate Accounts Nos. 197 and 198, incorporated by reference to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         (b) Action by Brian S. O'Neil, Executive Vice President and Chief Investment Officer of Equitable, dated October, 1993 establishing Separate Account No. 195 and copies of resolutions of the Board of Directors of Equitable referenced in said action, incorporated by reference to Registration Statement No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         2.   Not applicable.

         3.   (a)(1)Service Agreement, effective as of February 1, 1994, among The Seven Seas Series Fund, Russell Fund Distributors, Inc. in its capacity as distributor of the Seven Seas Series Fund and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No.33-75614 on Form N-4 of Registrant, filed on February 23, 1994.

              (a)(2)Service Agreement, effective as of February 1, 1994, between State Street Bank and Trust Company and The Equitable Life Assurance Society of The United States, incorporated by reference to Registration No.33-75614 on Form N-4 of Registrant, filed on February 23, 1994.

              (b) Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (c) Letter Agreement between The Equitable Life Assurance Society of the United States and the Trustees of the American Dental Association Members Retirement Trust and Trustees of the American Dental Association Members Pooled Trust for Retirement, incorporated by reference to

                    Registration No. 33-75616 on Form N-4 of Registrant, filed on April 28, 1995.

              (d) Form of Agreement, effective as of May 1, 1995, between State Street Bank and Trust Company and The Equitable Life Assurance Society of the United States regarding Lifecycle Fund Group Trusts and Underlying Funds, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 28, 1995.

         4.   (a)   Exhibit 6(a)(2) (Group Annuity Contract AC 2100, as amended and restated effective February 1, 1991 on contract Form
                    No. APC 1,000-91, among the Trustees of the American Dental
                    Association Members Retirement Trust, the American Dental
                    Association Members Pooled Trust for Retirement Plans and
                    The Equitable Life Assurance Society of the United States), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement 33-40162, filed on
                    December 20, 1991.

              (b) Rider No. 1 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

              (c) Form of Rider No. 2 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-46995 on Form N-3 of Registrant, filed on April 8, 1992.

              (d) Rider No. 3 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States. (Filed as Exhibit 4(i) to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.)

              (e) Form of Rider No. 4 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (f) Form of Rider No. 5 to Group Annuity Contract AC 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrat, filed on February 27, 1995.


              (g) Form of Rider No. 6 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.

              (h) Form of Rider No. 7 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.

              (i) Form of Rider No. 8 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 3 to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 30, 1996.


              (j) Form of Rider No. 9 to Group Annuity Contract 2100 among the Trustees of the American Dental Association Members Retirement Trust, the American Dental Association Members Pooled Trust for Retirement Plans and The Equitable Life Assurance Society of the United States, incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-75616 on Form N-4, filed on April 30, 1997.


         5.   (a)   Exhibit 7(a) (Form of Participation Agreement for the
                    standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of
                    Registrant, filed on April l6, 1986.

              (b) Exhibit 7(b) (Form of Participation Agreement for the non-standardized Profit-Sharing Plan under the ADA Program), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed on April l6, 1986.

              (c) Exhibit 7(e) (Copy of Attachment to Profit Sharing Participation Agreement under the American Dental Association Members Retirement Plan), incorporated by reference to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1988.

              (d) Exhibit 7(e)(2) (Form of Participant Enrollment Form under the ADA Program), incorporated by reference to Post-Effective Amendment No. 2 on Form N-3 to Registration

                    Statement on Form S-1 of Registrant, filed on April 2l, l987.

              (e) Exhibit 7(v) (Form of Simplified Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (f) Exhibit 7(w) (Form of Non-Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (g) Exhibit 7(x) (Form of Standardized Participation Agreement for the Profit-Sharing Plan under the ADA Program, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

         6.   (a)   Copy of the Restated Charter of  The Equitable Life
                    Assurance Society of the United States, as amended January
                    1, 1997, incorporated by reference to Post-Effective
                    Amendment No. 4 to Registration Statement No. 33-75616, filed on April 29, 1997.

              (b) By-Laws of The Equitable Life Assurance Society of the United States, as amended November 21, 1996, incorporated by reference to Post-Effective Amendment No. 4 to Registration Statement No. 33-75616, filed on April 29, 1997.

         7.   Not applicable

         8.   (a)   Exhibit 11(a)(2) (Form of American Dental Association
                    Members Retirement Plan, as filed with the Internal Revenue
                    Service), incorporated by reference to Post-Effective
                    Amendment No. 2 to Registration No. 33-21417 on Form N-3 of
                    Registrant, filed on April 26, 1989.

              (b) Exhibit 11(g)(2) (Form of American Dental Association Members Retirement Trust, as filed with the Internal Revenue Service), incorporated by reference to Post-Effective Amendment No. 2 to Registration No. 33-21417 on Form N-3 of Registrant, filed on April 26, 1989.

              (c) Exhibit 11(i) (Form of First Amendment to the American Dental Association Members Retirement Trust), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed on December 20, 1991.

              (d) Exhibit 11(g) (Copy of Administration Services Agreement, dated January 10, 1986, among The Equitable Life Assurance Society of the United States, the Trustees of the Trust maintained under the American Dental Association Members Retirement Plan, the Trustees of the Pooled Trust maintained by the American Dental Association and the Council of Insurance of the American Dental Association), incorporated by reference to Post-Effective Amendment No. 1 on Form N-3 to Registration Statement on Form S-1 of Registrant, filed on April l6, 1986.

              (e) Exhibit 11(j) (Copy of American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1,
                    1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant on Form N-3 of Registrant, filed on December 20, 1991.

              (f) Exhibit 11(k) (Form of First Amendment to the American Dental Association Members Pooled Trust for Retirement Plans, dated as of January 1, 1984), incorporated by reference to Post-Effective Amendment No. 1 to Registration No. 33-40162 on Form N-3 of Registrant, filed on
                    December 20, 1991.

              (g) Administrative Services Agreement among The Equitable Life Assurance Society of the United States, the Trustees of the American Dental Association Members Retirement Trust and of the American Dental Association Member Retirement Trust for Retirement Plans and the Council on Insurance of the American Dental Association, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on April 29, 1994.

              (h) Declaration of Trust dated February 21, 1991 for the State Street Bank and Trust Company Investment Funds for Tax Exempt Retirement Plans, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (i) First Amendment to the Declaration of Trust dated as of July 19, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (j) Fund Declaration of State Street Bank and Trust Company establishing the Lifecycle Fund Group Trust-Conservative dated February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (k) First Amendment and Fund Declaration for the Lifecycle Group Trust-Conservative, effective April 26, 1995, incorporated by reference to Registration No. 33-75616, filed on April 28, 1995.

              (l) Fund Declaration of State Street Bank and Trust Company establishing the Lifecycle Fund Group Trust-Moderate dated February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (m) First Amendment and Fund Declaration for the Lifecycle Fund Group Trust-Moderate, effective April 26, 1995, incorporated by reference to Registration No. 33-75616, filed on April 28, 1995.

              (n) Amendment and Fund Declaration for the S&P 500 Flagship Fund effective September 1, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (o) Amendment and Fund Declaration for the Short Term Investment Fund effective September 1, 1991, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (p) Fund Declaration for the Daily EAFE Fund effective September 16, 1993, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (q) First Amendment and Fund Declaration for the Daily Government/Corporate Bond Fund effective November 30, 1994, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (r) Second Amendment and Fund Declaration for the Russell 2000 Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (s) Fund Declaration for the Russell 2000 Growth Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

              (t) Fund Declaration for the Russell 2000 Value Fund effective February 1, 1995, incorporated by reference to Registration No. 33-75616 on Form N-4 of Registrant, filed on February 27, 1995.

         9.   (a)   Opinion and Consent of Peter A. Weinberg, Vice President
                    and Counsel and The Equitable Life Assurance Society, incorporated by reference to Pre-Effective Amendment No. 1 to Registration No. 33-75616 of Registrant, filed on April 29, 1994.


              (b) Opinion and Consent of Mary P. Breen, Vice President and Associate General Counsel of The Equitable Life Assurance Society of the United States, incorporated herein by reference to Registration Statement File No. 333-51031 filed April 24, 1998.

              (c) Opinion and Consent of Mary Joan Hoene, Vice President and Counsel of the Equitable Life Assurance Society of the United States.


         10.  (a)   Consent of Peter A. Weinberg (included within Exhibit 9(a)
                    above).

              (b) Consent of Mary P. Breen (included within Exhibit 9(b) above).

              (b)(i)Opinion and Consent of Mary Joan Hoene (included within
                    Exhibit 9(c)).

              (c)   Consent of PricewaterHouseCoopers LLP.

              (d)   Powers of Attorney (Equitable).

              (e) Power of Attorney (State Street), incorporated by reference to Registration No. 33-75616 of Registrant, filed on April 28, 1995.

         11.  Not applicable.

         12.  Not applicable.

         13.  Not applicable.

         14.  Not Applicable.

Item 25: Directors and Officers of Equitable.

         Set forth below is information regarding the directors and principal officers of Equitable. Equitable's address is 1290 Avenue of Americas, New York, New York 10104. The business address of the persons whose names are preceded by an asterisk is that of Equitable.

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

DIRECTORS



Francoise Colloc'h                          Director
AXA
23, Avenue Matignon
75008 Paris, France

Henri de Castries                           Director
AXA
23, Avenue Matignon
75008 Paris, France

Joseph L. Dionne                            Director
The McGraw-Hill Companies
1221 Avenue of the Americas
New York, NY 10020

Denis Duverne                               Director
AXA
23, Avenue Matignon
75008 Paris, France

Jean-Rene Fourtou                           Director
Rhone-Poulenc S.A.
25 Quai Paul Doumer
92408 Courbevoie Cedex,
France

Norman C. Francis                           Director
Xavier University of Louisiana
7325 Palmetto Street
New Orleans, LA 70125

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Donald J. Greene                            Director
LeBouef, Lamb, Greene & MacRae
125 West 55th Street
New York, NY 10019-4513

John T. Hartley                             Director
Harris Corporation
1025 NASA Boulevard
Melbourne, FL 32919



John H.F. Haskell Jr.                      Director
Warburg Dillion Read LLC
535 Madison Avenue
New York, NY 10028

Mary R. (Nina) Henderson                    Director
International Plaza
P.O. Box 8000
Englewood Cliffs, NJ 07632-9976


W. Edwin Jarmain                            Director
Jarmain Group Inc.
121 King Street West
Suite 2525
Toronto, Ontario M5H 3T9,
Canada


George T. Lowy                              Director
Cravath, Swaine & Moore
825 Eighth Avenue
New York, NY 10019

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

Didier Pineau-Valencienne                   Director
Schneider S.A.
64-70 Avenue Jean-Baptiste Clement
92646 Boulogne-Billancourt Cedex
France

George J. Sella, Jr.                        Director
P.O. Box 397
Newton, NJ 07860


Peter J. Tobin                              Director
St. John's University
8,000 Utopia Parkway
Jamaica, NY 11439


Dave H. Williams                            Director
Alliance Capital Management Corporation
1345 Avenue of the Americas
New York, NY 10105

OFFICER-DIRECTORS
-----------------

*Michael Hegarty                            President, Chief Operating
                                            Officer and Director

*Edward D. Miller                           Chairman of the Board,
                                            Chief Executive Officer
                                            and Director

* Stanley B. Tulin                          Vice Chairman of the Board,
                                            Chief Financial Officer and Director

OTHER OFFICERS
--------------


*Leon Billis                                Executive Vice President
                                            and Chief Information Officer

*Harvey Blitz                               Senior Vice President



*Kevin R. Byrne                             Senior Vice President and Treasurer

*Alvin H. Fenichel                          Senior Vice President and
                                            Controller

                                            POSITIONS AND
NAME AND PRINCIPAL                          OFFICES WITH
BUSINESS ADDRESS                            EQUITABLE
----------------                            ---------

*Paul J. Flora                              Senior Vice President and Auditor

*Robert E. Garber                           Executive Vice President and
                                            General Counsel

*Jerome S. Golden                           Executive Vice President

 James D. Goodwin                           Vice President

*Edward J. Hayes                            Senior Vice President

*Mark A. Hug                                Senior Vice President

*Donald R. Kaplan                           Vice President and Chief Compliance
                                            Officer and Associate General
                                            Counsel


*Michael S. Martin                          Executive Vice President and Chief
                                            Marketing Officer


*Douglas Menkes                             Senior Vice President and
                                            Corporate Actuary

*Peter D. Noris                             Executive Vice President and Chief
                                            Investment Officer

*Anthony C. Pasquale                        Senior Vice President


*Pauline Sherman                            Senior Vice President, Secretary and
                                            Associate General Counsel


*Samuel B. Shlesinger                       Senior Vice President

*Richard V. Silver                          Senior Vice President and Deputy
                                            General Counsel

*Jose Suquet                                Senior Executive Vice President and
                                            Chief Distribution Officer

*Naomi Weinstein                            Vice President

*Maureen K. Wolfson                         Vice President

Item 26. Persons Controlled by or Under Common Control with the Insurance Company or Registrant:

            Separate Account Nos. 195, 197 and 198 of The Equitable Life Assurance Society of the United States (the "Separate Accounts") are separate accounts of Equitable. Equitable, a New York stock life insurance company, is a wholly owned subsidiary of The Equitable Companies Incorporated (the "Holding Company"), a publicly traded company.


            The largest stockholder of the Holding Company is AXA. As of March 31, 1999, AXA beneficially owned 58.3% of the outstanding common stock of the Holding Company. Under its investment arrangements with Equitable Life and the Holding Company, AXA is able to exercise significant influence over the operations and capital structure of the Holding Company and its subsidiaries, including Equitable Life. AXA, a French company, is the holding company for an international group of insurance and related financial services companies.

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

The Equitable Companies Incorporated (l991) (Delaware)

    Donaldson, Lufkin & Jenrette, Inc. (1993) (Delaware) (41.8%) (See Addendum B(1) for subsidiaries)

    The Equitable Life Assurance Society of the United States (1859) (New York) (a)(b)

         The Equitable of Colorado, Inc. (l983) (Colorado)

         EVLICO, INC. (1995) (Delaware)

         EVLICO East Ridge, Inc. (1995) (California)


         GP/EQ Southwest, Inc. (1995) (Texas)


         Franconom, Inc. (1985) (Pennsylvania)

         Frontier Trust Company (1987) (North Dakota)

         Gateway Center Buildings, Garage, and Apartment Hotel, Inc. (inactive) (pre-l970) (Pennsylvania)

         Equitable Deal Flow Fund, L.P.

              Equitable Managed Assets (Delaware)

         EREIM LP Associates (99%)

              EML Associates, L.P. (19.8%)


         Alliance Capital Management L.P. (2.7% limited partnership interest)

         ACMC, Inc. (1991) (Delaware)(s)

              Alliance Capital Management L.P. (1988) (Delaware)
              (39.3% limited partnership interest)

         EVCO, Inc. (1991) (New Jersey)

         EVSA, Inc. (1992) (Pennsylvania)

         Prime Property Funding, Inc. (1993) (Delaware)

         Wil Gro, Inc. (1992) (Pennsylvania)

         Equitable Underwriting and Sales Agency (Bahamas) Limited (1993) (Bahamas)

(a) Registered Broker/Dealer      (b) Registered Investment Advisor

    Donaldson Lufkin & Jenrette, Inc.
    The Equitable Life Assurance Society of the United States (cont.)

         Fox Run, Inc. (1994) (Massachusetts)

         STCS, Inc. (1992) (Delaware)

         CCMI Corporation (1994) (Maryland)

         FTM Corporation (1994) (Maryland)

         Equitable BJVS, Inc. (1992) (California)

         Equitable Rowes Wharf, Inc. (1995) (Massachusetts)

         Camelback JVS, Inc. (1995) (Arizona)

         ELAS Realty, Inc. (1996) (Delaware)

         100 Federal Street Realty Corporation (Massachusetts)

         Equitable Structured Settlement Corporation (1996) (Delaware)

         Prime Property Funding II, Inc. (1997) (Delaware)

         Sarasota Prime Hotels, Inc. (1997) (Florida)

         ECLL, Inc. (1997) (Michigan)



         Equitable Holdings LLC (1997) (New York) (into which Equitable Holding Corporation was merged in 1997)
              EQ Financial Consultants, Inc. (l97l) (Delaware) (a) (b)


              ELAS Securities Acquisition Corp. (l980) (Delaware)

              100 Federal Street Funding Corporation (Massachusetts)

              EquiSource of New York, Inc. (1986) (New York) (See Addendum A for subsidiaries)

              Equitable Casualty Insurance Company (l986) (Vermont)

              EREIM LP Corp. (1986) (Delaware)

                   EREIM LP Associates (1%)

                        EML Associates (.02%)

              Six-Pac G.P., Inc. (1990) (Georgia)


              Equitable Distributors, Inc. (1988) (Delaware) (a)


(a) Registered Broker/Dealer      (b) Registered Investment Advisor

    Donaldson Lufkin & Jenrette, Inc.
    The Equitable Life Assurance Society of the United States (cont.)
         Equitable Holdings, LLC (cont.)

              Equitable JVS, Inc. (1988) (Delaware)

                   Astor/Broadway Acquisition Corp. (1990) (New York)

                   Astor Times Square Corp. (1990) (New York)

                   PC Landmark, Inc. (1990) (Texas)

                   Equitable JVS II, Inc. (1994) (Maryland)


                   EJSVS, Inc. (1995) (New Jersey)

              Donaldson, Lufkin & Jenrette, Inc. (1985 by EIC; 1993 by EQ and
              EHC) (Delaware) (34.4%) (See Addendum B(1) for subsidiaries)

              JMR Realty Services, Inc. (1994) (Delaware)

              Equitable Investment Corporation (l97l) (New York)


                   Stelas North Carolina Limited Partnership (50% limited partnership interest) (l984)

                   Equitable JV Holding Corporation (1989) (Delaware)

                   Alliance Capital Management Corporation (l991) (Delaware) (b) (See Addendum B(2) for subsidiaries)

                   Equitable Capital Management Corporation (l985)
                   (Delaware) (b)
                      Alliance Capital Management L.P. (1988)
                      (Delaware) (14.8% limited partnership interest)

                   EQ Services, Inc. (1992) (Delaware)

                   EREIM Managers Corp. (1986) (Delaware)

                      ML/EQ Real Estate Portfolio, L.P.

                          EML Associates, L.P.

                   (a) Registered Broker/Dealer (b) Registered Investment
                   Advisor

                 ORGANIZATION CHART OF EQUITABLE'S AFFILIATES


                            ADDENDUM A - SUBSIDIARY
                        OF EQUITABLE HOLDINGS, LLC
                       HAVING MORE THAN FIVE SUBSIDIARIES

            -------------------------------------------------------

EquiSource of New York, Inc. (formerly Traditional Equinet Business Corporation of New York) has the following subsidiaries that are brokerage companies to make available to Equitable Agents within each state traditional (non-equity) products and services not manufactured by Equitable:

      EquiSource of Alabama, Inc. (1986) (Alabama)
      EquiSource of Arizona, Inc. (1986) (Arizona)
      EquiSource of Arkansas, Inc. (1987) (Arkansas)
      EquiSource Insurance Agency of California, Inc. (1987) (California) EquiSource of Colorado, Inc. (1986) (Colorado)
      EquiSource of Delaware, Inc. (1986) (Delaware)
      EquiSource of Hawaii, Inc. (1987) (Hawaii)
      EquiSource of Maine, Inc. (1987) (Maine)
      EquiSource Insurance Agency of Massachusetts, Inc. (1988)
      (Massachusetts)
      EquiSource of Montana, Inc. (1986) (Montana)
      EquiSource of Nevada, Inc. (1986) (Nevada)
      EquiSource of New Mexico, Inc. (1987) (New Mexico)
      EquiSource of Pennsylvania, Inc. (1986) (Pennsylvania)

      EquiSource of Puerto Rico, Inc. (1997) (Puerto Rico)

      EquiSource Insurance Agency of Utah, Inc. (1986) (Utah)
      EquiSource of Washington, Inc. (1987) (Washington)
      EquiSource of Wyoming, Inc. (1986) (Wyoming)

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES
                      ADDENDUM B - INVESTMENT SUBSIDIARIES
                       HAVING MORE THAN FIVE SUBSIDIARIES

                      ------------------------------------

Donaldson, Lufkin & Jenrette, Inc. has the following subsidiaries, and approximately 150 other subsidiaries, most of which are special purpose subsidiaries (the number fluctuates according to business needs):

         Donaldson, Lufkin & Jenrette, Securities Corporation (1985) (Delaware) (a) (b)
              Wood, Struthers & Winthrop Management Corp. (1985)
              (Delaware) (b)
         Autranet, Inc. (1985) (Delaware) (a)
         DLJ Real Estate, Inc.
         DLJ Capital Corporation (b)
         DLJ Mortgage Capital, Inc. (1988) (Delaware)
         Column Financial, Inc. (1993) (Delaware) (50%)

Alliance Capital Management Corporation (as general partner) (b) has the following subsidiaries:

         Alliance Capital Management L.P. (1988) (Delaware) (b)
              Alliance Capital Management Corporation of Delaware, Inc.
             (Delaware)
                   Alliance Fund Services, Inc. (Delaware) (a)
                   Alliance Fund Distributors, Inc. (Delaware) (a) Alliance Capital Oceanic Corp. (Delaware)
                   Alliance Capital Management Australia Pty. Ltd.
                   (Australia)
                   Meiji - Alliance Capital Corp. (Delaware) (50%) Alliance Capital (Luxembourg) S.A. (99.98%)
                   Alliance Eastern Europe Inc. (Delaware)
                   Alliance Barra Research Institute, Inc. (Delaware)
                   (50%)
                   Alliance Capital Management Canada, Inc. (Canada)
                   (99.99%)
                   Alliance Capital Management (Brazil) Llda
                   Alliance Capital Global Derivatives Corp. (Delaware) Alliance International Fund Services S.A. (Luxembourg)
                   Alliance Capital Management (India) Ltd. (Delaware) Alliance Capital Mauritius Ltd.
                   Alliance Corporate Finance Group, Incorporated
                   (Delaware)
                        Equitable Capital Diversified Holdings, L.P. I Equitable Capital Diversified Holdings, L.P. II
                   Curisitor Alliance L.L.C. (Delaware)
                        Curisitor Holdings Limited (UK)
                        Alliance Capital Management (Japan), Inc.
                        Alliance Capital Management (Asia) Ltd.
                        Alliance Capital Management (Turkey), Ltd.
                        Cursitor Alliance Management Limited (UK)

             (a) Registered Broker/Dealer      (b) Registered Investment Advisor

                               AXA GROUP CHART



The information listed below is dated as of January 1, 1999; percentages shown represent voting power. The name of the owner is noted when AXA indirectly controls the company.



                  AXA INSURANCE AND REINSURANCE BUSINESS HOLDING



COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------
AXA Assurances IARD               France         100% by AXA France Assurance

AXA Assurances Vie                France         88.1% by AXA France Assurance
                                                 and 11.9% by AXA Collectives

AXA Courtage IARD                 France         100% by AXA France Assurance
                                                 and AXA Global Risks

AXA Conseil Vie                   France         100% by AXA France Assurance

AXA Conseil IARD                  France         100% by AXA France Assurance

AXA Direct                        France         100% by AXA

Direct Assurances IARD            France         100% by AXA Direct

Direct Assurance Vie              France         100% by AXA Direct

Tellit Vie                        Germany        100% by AKA-CKAG

Axiva                             France         100% by AXA France Assurance
                                                 and AXA Conseil Vie

Juridica                          France         100% by AXA France Assurance

AXA Assistance France             France         100% by AXA Assistance SA

AXA Collectives                   France         AXA France Assurance, AXA
                                                 Assurances IARD and AXA
                                                 Courtage IARD Mutuelle

Societe Beaujon                   France         100% by AXA

Lor Finance                       France         99.3% by AXA

Jour Finance                      France         100% by AXA Conseil IARD and
                                                 by AXA Assurances IARD

Financiere 45                     France         99.8% by AXA

Mofipar                           France         99.9% by AXA

NSM Vie                           France         40.1% by AXA France Assurance

Saint Georges Re                  France         100% by France Assurance

AXA Global Risks                  France         100% owned by AXA France
                                                 Assurance, AXA Courtage
                                                 Assurance Mutuelle and AXA
                                                 Assurances IARD Mutuelle

Argovie                           France         94% by Axiva

AXA Assistance SA                 France         76.8% by AXA and 23.2% by AXA
                                                 France Assurance

S.P.S Reassurance                 France         69.9% by AXA Reassurance

AXA Participations                France         50% by AXA, 25% by AXA Global
                                                 Risks and 25% by AXA Courtage
                                                 IARD

Colisee Excellence                France         100% by Finunciere Mermoz

Financiere Mermoz                 France         100% by AXA

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA France Assurance              France         100% by AXA

Thema Vie                         France         99.6% Axiva Vie

AXA-Colonia Konzern AG (AXA-
CKAG)                             Germany        39.7% by Vinci BV, 25.6% by
                                                 Kolnische Verwaltungs and
                                                 9.4% by AXA

Finaxa Belgium                    Belgium        100% by AXA

AXA Belgium                       Belgium        86.1% by Royale Belge and 13.9%
                                                 by Parcolvi

De Kortrijske Verzekering         Belgium        99.8% by AXA Belgium

Juris                             Belgium        100% owned by AXA Belgium

Royale Belge                      Belgium        51.2% by AXA Holdings Belgium,
                                                 44.5% AXA and 3.2% AKA Global
                                                 Risks

Royale Belge 1994                 Belgium        97.8% by Royale Belge and 2%
                                                 by UAB

UAB                               Belgium        100% by Royale Belge

Ardenne Prevoyante                Belgium        99.4% by Royale Belge

GB Lex                            Belgium        55% by Royale Belge, 25% by
                                                 Royale Belge 1994, 10% by
                                                 Juridica and 10% by AXA
                                                 Conseil IARD

Royale Belge Re                   Belgium        100% by Royale Belge

Parcolvi                          Belgium        100% by Vinci Belgium
                                                 Holding BV

Vinci Belgium                     Belgium        99.5% by Vinci BV

Finaxa Luxembourg                 Luxembourg     100%


AXA Assurance IARD Luxembourg     Luxembourg     100% by AXA Holding Luxembourg

AXA Assurance Vie Luxembourg      Luxembourg     100% by AXA Holding Luxembourg

Royale UAP                        Luxembourg     100% by AXA Holding Luxembourg


Paneurolife                       Luxembourg     90% by different companies of
                                                 the AXA Group

Paneurore                         Luxembourg     100% by different companies of
                                                 the AXA Group

Crealux                           Luxembourg     100% by Royale Belge

Futur Re                          Luxembourg     100% by AXA Global Risks

AXA Holding Luxembourg            Luxembourg     100% by Royale Beige

AXA Aurora                        Spain          30% owned by AXA and 40%
                                                 by AXA Participations

Aurora Vida SA de Seguros y       Spain          97% owned by Aurora Iberica SA
Reaseguros                                       de Seguros y Reaseguros
                                                 1.5% by AXA

Hilo Direct Seguros y Reaseguros  Spain          71.4% by AXA Aurora

Ayuda Legal                       Spain          88% AXA Aurora Iberica SA de
                                                 Seguros y Reaseguros and 12%
                                                 by Aurora Vida

AXA Aurora Iberica SA             Spain          99.8% by AXA Aurora
de Seguros y Reaseguros

AXA Assicurazioni                 Italy          83.7% owned by AXA, 12% by
                                                 Grupo UAP Italiana, 2.2% by AXA
                                                 Conseil Vie and 2.1% by AXA
                                                 Collectives

Eurovita                          Italy          30% owned by AXA Assicurazioni
                                                 19% by AXA Conseil Vie and 19%
                                                 by AXA Collectives

Gruppo UAP Italia (GUI)           Italy          97% by AXA Participants and 3%
                                                 by AXA Collectives

UAP Vita                          Italy          62% by AXA

Allsecures Vita                   Italy          100% by AXA

AXA Equity & Law plc              U.K.           99.9% by AXA

AXA Equity & Law Life             U.K.           100% by Sun Life Holdings Plc
Assurance Society

Sun Life lle de Man               U.K.           100% owned by Sun Life
                                                 Assurance

AXA Global Risks                  U.K.           51% owned by AXA Global
                                                 Risks (France) and 49% by
                                                 AXA Courtage IARD

Sun Life and Provincial           U.K.           71.6% by AXA and AXA
Holdings (SLPH)                                  Equity & Law Plc

Sun Life Corporation Plc          U.K.           100% by AXA Sun Life Holdings
                                                 Plc

Sun Life Assurance Society Plc    U.K.           100% by AXA Sun Life Holdings
                                                 Plc

AXA Provincial Insurance          U.K.           100% by SLPH

English & Scottish                U.K.           100% by AXA UK

AXA UK                            U.K.           100% by AXA

Servco                            U.K.           100% by AXA Sun Life Holdings
                                                 Plc

AXA Sun Life Plc                  U.K.           100% by AXA Sun Life Holdings
                                                 Plc

AXA Leven                         The Nether-    100% by Nieuw Rotterdam
                                  lands          Verzekeringen

AXA Nederland BV                  The Nether-    55.4% by Royale Belge and 38.9%
                                  lands          by Gelderland BV

UNIROBE Groep BV                  The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Holding

AXA Levensverzekeringen           The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekeringen

AXA Schade                        The Nether-    100% by UAP Nieuw Rotterdam
                                  lands          Verzekeringen

Societe Generale d'Assistance     The Nether-    100% by AXA Assistance Holding
                                  lands

Gelderland BV                     The Nether-    100% by Royale Belge
                                  lands

AXA Zorg                          The Nether-    108% by UAP Nieuw Rotterdam
                                  lands          Verzekeringen

Vinci BV                          The Nether-    100% by AXA
                                  lands

AXA Portugal Companhia de         Portugal       96.2% by different companies
Serguros SA                                      of the AXA Group

AXA Portugal Companhia de         Portugal       87.6% by AXA Counseil Vie and
Serguros de Vida SA                              7.5% AXA Participations

AXA Compagnie d'Assurances        Switzerland    100% by AXA Participations

AXA Compagnie d'Assurances        Switzerland    95% by AXA Participations
sur la vie

AXA Al Amane Assurances           Morocco        52% by AXA Participations and
                                                 15% by Empargne Croissance

AXA Canada Inc.                   Canada         100% by AXA

Empargne Croissance               Morocco        99.3% by AXA Al Amane
                                                 Assurances

Colonia Nordstern Leben           Germany        50% by AXA - CKAG and 50% by
                                                 Colonia Nordstein Versicherungs

Kolnische Verwaltungs             Germany        67.7% by Vinci BV, 23% by AXA
                                                 Colonia Konzern AG and 8.8% by
                                                 AXA

Sicher Direkt Versicherung        Germany        50% by AXA Direct and 50% by
                                                 AXA - CKAG

AXA Colonia Krankenversicherung   Germany        51% by AXA - CKAG, 39.6% by AXA
                                                 Colonia Lebenversicherung and
                                                 12% by Deutsche
                                                 Arzleversicherung

Colonia Nordstern Versicherungs   Germany        100% by AXA - CKAG

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA non life Insurance Cy. Ltd    Japan          100% by AXA Direct

AXA Life Insurance                Japan          100% by AXA

Dongbu AXA Life                   Korea          50% by AXA
Insurance Co. Ltd.

Sime AXA Berhad                   Malaysia       30% owned by AXA and
                                                 AXA Reassurance

AXA Insurance Investment          Singapore      88.7% by AXA and 11.4% by AXA
Holdings Pte Ltd                                 Courtage IARD

AXA Life Insurance                Singapore      100% owned by AXA

AXA Insurance                     Hong Kong      82.5% owned by AXA Investment
                                                 Holdings Pte Ltd and 17.5% by
                                                 AXA

National Mutual Asia Ltd          Hong Kong      53.8% by National Mutual
                                                 Holdings, Ltd and 20% by Detura

The Equitable Companies           U.S.A.         43% by AXA, Financiere 45,
Incorporated                                     3.2%, Lorfinance 6.4%, AXA
                                                 Equity & Law Life Association
                                                 Society 4.1% and AXA
                                                 Reassurance 2.9% and 0.4% by
                                                 Societe Beaujon

The Equitable Life Assurance      U.S.A.         100% owned by The Equitable
Society of the United States                     Companies Incorporated
(ELAS)

National Mutual Holdings Ltd      Australia      42.1% by AXA and 8.9% by AXA
                                                 Equity & Law Life Assurance
                                                 Society

The National Mutual Life          Australia      100% owned by National Mutual
Association of Australasia                       Holdings Ltd


National Mutual International     Australia      100% owned by National Mutual
                                                 Holdings Ltd

Australian Casualty & Life Ltd    Australia      100% owned by National Mutual
                                                 Holdings Ltd

National Mutual Health            Australia      100% owned by National Mutual
Insurance Pty Ltd                                Holdings Ltd

Detura                            Hong Kong      75% by National Mutual Holdings

AXA Insurance Pte Ltd             Singapore      100% by AXA Insurance
                                                 Investment Holdings Pte Ltd

AXA Reinsurance Asia Pte Ltd      Singapore      100% by AXA Reassurance

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

AXA Reassurance                   France         100% owned by AXA, AXA
                                                 Assurances IARD and AXA Global
                                                 Risks

AXA Re Finance                    France         79% owned by AXA Reassurance

AXA Cessions                      France         100% by AXA

AXA Reinsurance U.K. Plc          U.K.           100% owned by AXA Re U.K.
                                                 Holding

AXA Re U.K. Company Limited       U.K.           100% owned by AXA Reassurance


AXA Reinsurance Company           U.S.A.         100% owned by AXA America


AXA America                       U.S.A.         100% owned by AXA Reassurance

AXA Global Risks US               U.S.A.         96.4% by AXA Global Risks and
                                                 3.6% by Colonia Nordstern
                                                 Versicherungs AG

AXA Re Life Insurance Company     U.S.A.         100% owned by AXA America

C.G.R.M.                          Monaco         100% owned by AXA Reassurance

Nordstern Colonia Osterreich      Austria        88.5% by Colonia Nordstern
                                                 Versicherungs and 11.5% by
                                                 Colonia Nordstern Leben

Royale Belge International        Belgium        100% by Royale Belge
                                                 Investissement

AXA Holding Belgium               Belgium        75% by AXA, 17.7% by AXA Global
                                                 Risks and 7.4% by various
                                                 companies of the Group

Assurances de la Poste            Belgium        50% by Royale Belge

Assurances de la Poste Vie        Belgium        50% by Royale Belge

AXA Asset Management LTD          U.K.           91% by AXA Investment Managers
                                                 and 9% by National Mutual Funds
                                                 Management

AXA Sun Life Holdings Plc         U.K.           100% by SLPH

                             AXA FINANCIAL BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Compagnie Financiere de Paris     France         100% AXA and the Mutuelles
(C.F.P.)

AXA Banque                        France         98.7% owned by Compagnie
                                                 Financiere de Paris

AXA Credit                        France         65% owned by Compagnie
                                                 Financiere de Paris

AXA Gestion FCP                   France         100% owned by AXA Investment
                                                 Managers Paris

Sofapi                            France         100% owned by Compagnie
                                                 Financiere de Paris

Soffim Holding                    France         100% owned by Compagnie
                                                 Financiere de Paris

Sofinad                           France         100% by Compagnie
                                                 Financiere de Paris

Banque des Tuileries              France         100% by Compagnie
                                                 Financiere de Paris

Banque de marches et              France         18.5% by AXA and 8.2% by AXA
d' arbitrage                                     Courtage, IARD

AXA Investment Managers           France         100% by various companies

AXA Investment Managers Paris     France         100% owned by AXA Investment
                                                 Managers

Colonia Bausbykasse               Germany        66.7% by AXA-CKAG and 31.1% by
                                                 Colonia Nordstern Leben

Banque IPPA                       Belgium        99.9% by Royale Belge

Royal Belge Investissement        Belgium        100% by Royale Belge

ANHYP                             Belgium        98.8% by Royale Belge

AXA Sun Life Asset Management     U.K.           66.7% owned by SLPH and 33.3%
                                                 by AXA Asset Management Ltd.

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Alliance Capital Management       U.S.A.         57.7% held by ELAS

Donaldson Lufkin & Jenrette       U.S.A.         70.9% owned by Equitable
                                                 Holdings Corp. and ELAS

National Mutual Funds             Australia      100% owned by National
Management (Global) Ltd                          Mutual Holdings Ltd

                            AXA REAL ESTATE BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

S.G.C.I.                          France         100% by AXA

Transaxim                         France         100% owned by Compagnie
                                                 Parisienne de Participations

Compagnie Parisienne de           France         100% owned by Sofinad
Participations (C.P.P.)

Monte Scopeto                     France         100% owned by Compagnie
                                                 Parisienne de Participations

Colisee Jeuneurs                  France         99.9% by Colisee Suresnes

Colisee Delcasse                  France         100% by Colisee Suresnes

Colisee Victorie                  France         99.7% by S.G.C.I.

Colisee Suresnes                  France         100% by Various Companies and
                                                 the Mutuelle

Colisee 21 Matignon               France         99.4% by SGCI and 0.6% by AXA

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

Colisee Saint Georges             France         100% by SGCI

AXA Millesimes                    France         92.9% owned by AXA and the
                                                 Mutuelles

AXA Immobiller                    France         100% by AXA

                               OTHER AXA BUSINESS

COMPANY                           COUNTRY        VOTING POWER
-------                           -------        ------------

                  ORGANIZATION CHART OF EQUITABLE'S AFFILIATES

                                     NOTES
                                     -----

1. The year of formation or acquisition and state or country of incorporation of each affiliate is shown.

2. The chart omits certain relatively inactive special purpose real estate subsidiaries, partnerships, and joint ventures formed to operate or develop a single real estate property or a group of related properties, and certain inactive name-holding corporations.

3. All ownership interests on the chart are 100% common stock ownership except: (a) The Equitable Companies Incorporated's 41.8% interest in Donaldson, Lufkin & Jenrette, Inc. and Equitable Holdings, LLC's
     34.4% interest in same; (b) as noted for certain partnership interests; (c) Equitable Life's ACMC, Inc.'s and Equitable Capital Management Corporation's limited partnership interests in Alliance Capital Management L.P.; and (d) as noted for certain subsidiaries of Alliance Capital Management Corp. of Delaware, Inc.


4. The following entities are not included in this chart because, while they have an affiliation with The Equitable, their relationship is not the ongoing equity-based form of control and ownership that is characteristic of the affiliations on the chart, and, in the case of the first two entities, they are under the direction of at least a majority of "outside" trustees:

                             The Hudson River Trust
                               EQ Advisors Trust
                               Separate Accounts





5.   This chart was last revised on March 15, 1999.

Item 27.  Number of Contractowners.


                  As of March 31, 1999 the number of participants in the American Dental Association Members Program offered by the Registrant was 24,826.


Item 28.  Indemnification

          (a) Indemnification of Principal Underwriter: to the extent permitted by law of the State of New York and subject to all applicable requirements thereof, Equico Securities, Inc. ("Equico") undertook to indemnify each of its directors and officers who is made or threatened to be made a party to any action or proceeding, whether civil or criminal, by reason of the fact that he or she is or was a director or officer of Equico.

          (b) Undertaking: insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


Item 29.  Principal Underwriters


          (a) EQ Financial Consultants, Inc. ("EQFC")(formerly Equico Securities, Inc.), a wholly-owned subsidiary of Equitable is the principal underwriter for Equitable's Separate Account No. 301, Separate Account A, Separate Account I and Separate Account FP. EQFC's principal business address is 1290 Avenue of the Americas, New York, NY 10104.

          (b)      See Item 25.

          (c)      Not applicable.

Item 30.   Location of Accounts and Records


           The records required to be maintained by Section 31(a) of the Investment Company Act of 1940 and Rules 31a-1 to 31a-3 promulgated thereunder, are maintained by The Equitable Life Assurance Society of the United States at:
135 West 50th Street New York, New York 10020; 1290 Avenue of the Americas,
New York, New York 10104; and 200 Plaza Drive, Secaucus, New Jersey 07094.


Item 31.   Management Services

           Not applicable.


Item 32.   Undertakings

           The Registrant hereby undertakes:

           (a) to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted;

           (b) to include either (1) as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or
               (2) a postcard or similar written communication affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information;

           (c) to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

                               SIGNATURES



      As required by the Securities Act of 1933, the Registrant has caused this Registration Statement to be signed on its behalf, in the City and State of New York, on the 26th day of April, 1999.




                                    THE EQUITABLE LIFE ASSURANCE
                                    SOCIETY OF THE UNITED STATES
                                                (Registrant)

                                    By:  The Equitable Life Assurance
                                         Society of the United States

                                    By:  /s/Maureen K. Wolfson
                                         -----------------------
                                          Maureen K. Wolfson
                                            Vice President

                                  SIGNATURES



      As required by the Securities Act of 1933, the Depositor has caused this Registration Statement to be signed on its behalf in the City and State of New York, on this 26th day of April, 1999.



                                                THE EQUITABLE LIFE ASSURANCE
                                                SOCIETY OF THE UNITED STATES
                                                        (Depositor)

                                                By: /s/Maureen K. Wolfson
                                                    ---------------------
                                                      Maureen K. Wolfson
                                                        Vice President

      As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated:


PRINCIPAL EXECUTIVE OFFICERS:



*Edward D. Miller                         Chairman of the Board, Chief
                                          Executive Officer and Director


*Michael Hegarty                          President, Chief Operating and
                                          Director


PRINCIPAL FINANCIAL OFFICER:


*Stanley B. Tulin                         Vice Chairman of the Board and
                                          Chief Financial Officer



PRINCIPAL ACCOUNTING OFFICER:




/s/Alvin H. Fenichel
---------------------
Alvin H. Fenichel                         Senior Vice President and
April 26, 1999                            Controller



*DIRECTORS:



Francoise Colloc'h         Donald J. Greene            George T. Lowy
Henri de Castries          John T. Hartley             Edward D. Miller
Joseph L. Dionne           John H.F. Haskell, Jr.      Didier Pineau-Valencienne
Denis Duverne              Michael Hegarty             George J. Sella, Jr.
Jean-Rene Fourtou          Mary R. (Nina) Henderson    Peter J. Tobin
Norman C. Francis          W. Edwin Jarmain            Stanley B. Tulin
                                                       Dave H. Williams


/s/Maureen K. Wolfson
   ------------------
   Maureen K. Wolfson
   Attorney-in-Fact
   April 26, 1999

                                 SIGNATURES


Pursuant to the requirements of the Securities Act of 1933, State Street Bank and Trust Company, in its capacity as Trustee of the undersigned collective investment trusts, has duly caused this Registration Statement to be signed by the undersigned, thereto duly authorized, in the City of Boston and Commenwealth of Massachusetts, on this 26th day of April, 1999.


                              LIFECYCLE FUND GROUP TRUST - CONSERVATIVE
                              LIFECYCLE FUND GROUP TRUST - MODERATE
                              S&P 500 FLAGSHIP FUND
                              RUSSELL 2000 FUND
                              DAILY EAFE FUND
                              DAILY GOVERNMENT/CORPORATE BOND FUND
                              SHORT TERM INVESTMENT FUND


                              STATE STREET BANK AND TRUST COMPANY

                              By: /s/ Nicholas A. Lopardo
                                 ------------------------
                                 Nicholas A. Lopardo
                                 Executive Vice President

                              By: /s/ Timothy B. Harbert
                                 ------------------------
                                 Timothy B. Harbert
                                 Executive Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed on behalf of the following persons in the capacities on this 26th day of April, 1999.



PRINCIPAL EXECUTIVE OFFICER:
     Marshall N. Carter

PRINCIPAL FINANCIAL OFFICER:
     Ronald L. O'Kelley

PRINCIPAL ACCOUNTING OFFICER:
     Rex S. Schuette

DIRECTORS:
     Marshall N. Carter
     David A. Spina
     Tenley E. Albright
     Joseph A. Baute, Jr.
     I. MacAllister Booth
     James I. Cash, Jr.
     Nader f. Darehshori
     Charles F. Kaye
     John M. Kucharski
     Charles R. LaMantia
     David B. Perini
     Dennis J. Picard


By: /s/ Nicholas A. Lopardo
   -------------------------
    Nicholas A. Lopardo
    Attorney-in-Fact

By: /s/ Timothy B. Harbert
   -------------------------
    Timothy B. Harbert
    Attorney-in-Fact

By: /s/ Ronald L. O'Kelley
   -------------------------
   Ronald L. O'Kelley
   Executive Vice President, Chief Financial Officer
     and Treasurer

By: /s/ Rex S. Schuette
   -------------------------
   Rex S. Schuette
   Senior Vice President and Chief Accounting Officer

                             EXHIBIT INDEX



EXHIBIT NO.                                                       PAGE NO.
----------                                                        --------



9(c)          Opinion and Consent of Counsel.


10(c)         Consent of PricewaterhouseCooper LLP.

10(d)         Powers of Attorney (Equitable).